Form 10-K, Exhibit 13
period 1994-07-27
WINNEBAGO INDUSTRIES INC
filed 1994-11-28
CIK 107687

WINNEBAGO INDUSTRIES, INC.
                               1994 ANNUAL REPORT

CORPORATE PROFILE
Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. Motor home and van conversion sales represent more than 80 percent of the Company revenues. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Elante'(R), Vectra(R), Rialta(TM) and Luxor(TM) brand names. The Company markets its recreation vehicles on a wholesale basis to a broadly diversified organization of approximately 325 dealers located throughout the United States, and to a limited extent, in Canada and other foreign countries.

Winnebago Industries also owns an 80 percent interest in Cycle-Sat, Inc., a telecommunications service firm that is a leading distributor of television and radio commercials using satellite, fiber optic and digital technologies. In addition to Cycle-Sat, service revenue includes floor plan financing of dealer inventories of the Company's products provided by the Company's subsidiary, Winnebago Acceptance Corporation. In fiscal years prior to 1994, service revenues also included revenues from the Company's subsidiary, North Iowa Electronics, Inc., which was sold during fiscal 1993.

MOTOR HOME PRODUCT CLASSIFICATION
The principal kinds of recreation vehicles manufactured by the Company in fiscal 1994 include:

CLASS A MOTOR HOMES
These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area and driver's compartment are designed and produced by Winnebago Industries, Inc. Class A Motor Homes from Winnebago Industries include: Winnebago Brave(R), Warrior(R), Chieftain(R) and Adventurer(R); Itasca Sunrise(R), Suncruiser(R) and Passage(R); Elante'(R); Vectra(R); and Luxor(TM).

CLASS B VAN CAMPERS
A panel-type truck to which Winnebago Industries adds any two of the following conveniences: sleeping, kitchen and toilet facilities, also 110-volt electrical hook-up, fresh water storage, city water hook-up and a top extension to provide more head room. The Class B Van Camper from Winnebago Industries is the EuroVan Camper manufactured for Volkswagen of America.

CLASS C MOTOR HOMES (MINI)
These are mini motor homes built on van-type chassis onto which Winnebago Industries constructs a living area with access to the driver's compartment. Class C Motor Homes from Winnebago Industries include: Winnebago Minnie 300(TM) and Minnie Winnie(R); Itasca Spirit(R) and Sundancer(R); and the new Rialta(TM).

VAN CONVERSIONS
The Company converted conventional vans manufactured by all major U.S. suppliers by adding custom interiors, custom exterior decor and, in some versions, additional windows and vents.

ABOUT THE COVER
Depicted on the cover is the exterior graphics design from the 1994 Winnebago Adventurer motor home. Much time, energy and thought goes into each and every design, so we thought it would be of interest to readers to view this unique artwork.

FINANCIAL HIGHLIGHTS

                                                                         Fiscal year ended                Percent
(dollars in thousands, except per share data)                      August 27, 1994     August 28, 1993     Change

STATEMENT OF OPERATIONS
Manufactured products revenues                                           $432,406           $364,860      18.5%
Service revenues 19,710                                                    19,223                          2.5
Income before cumulative effect of accounting change                       17,445              9,278      88.0
Cumulative effect of accounting change                                    (20,420)                --        --
Net income (loss)(2,975) 9,278 Income (loss) per common share:

     Income before cumulative effect of accounting change                     .69                .37      86.5
     Net income (loss)                                                       (.12)               .37
Weighted average number of shares and

     equivalents outstanding                                           25,187,000         25,042,000

Balance Sheet

Working capital                                                          $ 58,523           $ 44,669      31.0
Current ratio                                                            2.1 to 1           1.9 to 1
Total assets                                                             $183,959           $157,050      17.1
Long-term debt                                                           $  4,140           $  3,183      30.1
Stockholders' equity                                                     $ 79,710           $ 81,693      (2.4)

Other Statistics
Motor home unit sales

     Class A                                                                6,820              6,095      11.9
     Class B                                                                  376                 --        --
     Class C                                                                1,862              1,998      (6.8)

         Total                                                              9,058              8,093      11.9
Van conversion sales                                                        1,020              1,103      (7.5)


[GRAPH] TOTAL NET REVENUES (IN MILLIONS) for the years 1992-$295, 1993-$384 and 1994-$452

[GRAPH] INCOME (LOSS) (IN MILLIONS) for the years 1992*-$(1.8), 1993-$9.3 and
        1994*-$17.4

[GRAPH] INCOME (LOSS) PER SHARE for the years 1992*-$(.07), 1993-$.37 and
        1994*-$69

*Before cumulative effect of accounting changes and discontinued operations.


LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS
Fiscal 1994 was a record year for revenues and the third year of improved operating performance for Winnebago Industries. This achievement reflects our continuing, relentless commitments to quality, value and broadening the Winnebago Industries line of motor homes. We have also built a solid foundation for growth at Cycle-Sat, our telecommunications subsidiary. This rapidly growing business was profitable in 1994, and we feel it is poised for significant growth.

FINANCIAL RESULTS
For the year ended August 27, 1994, revenues increased 18 percent to a record $452.1 million, while income before the cumulative effect of a required accounting change increased 88 percent to $17.4 million, or 69 cents per share. This compares to net income of $9.3 million, or 37 cents per share, for fiscal 1993.

In the first quarter of fiscal 1994, the Company adopted the remaining portions of Financial Accounting Standards Board (FASB) No. 106, which relates to health care and to other benefits provided to retirees. (Certain provisions of FASB No. 106 were adopted in fiscal 1992.) The cumulative effect of this required change was a one-time, non-cash earnings reduction of $20.4 million, or 81 cents per share. In the fourth quarter, the Company recognized a tax credit of $1.3 million, or 5 cents per share, as a result of the Company's improved operating results which increases the likelihood of the Company realizing its tax assets. After the recognition of tax credit and the accounting principle change, the fiscal 1994 net loss was $3.0 million, or 12 cents per share.

[GRAPH] MOTOR HOME REGISTRATIONS TOTAL INDUSTRY (UNITS IN THOUSANDS) for the fiscal years 1992-39.1, 1993-40.3 and 1994-47.0.

OPERATING REVIEW
Sales of manufactured products, primarily motor homes, increased 19 percent to $432.4 million. This strong gain was achieved despite a fourth-quarter shortage of Class C chassis and parts for our new Rialta motor home. According to Statistical Surveys, Inc., Winnebago Industries achieved a 16.8 percent share of the motor home market for calendar 1994 through August 31, 1994, giving us a strong number two market share, more than twice the level of our next closest competitor. In addition, we are pleased to report that Winnebago motor homes are the top selling brand in the world.

Winnebago Industries' strong motor home performance reflects a fundamental commitment to quality and value, and to building strong dealer and consumer relationships. We involve our employees in continuously seeking ways to reduce cost without sacrificing quality. In addition, our emphasis on quality helped significantly reduce warranty expense, as a percent of recreation vehicle revenues, in each of the last five fiscal years.

In the second half of the year, we introduced three motor home models that should add incremental volume in 1995. They are the EuroVan Camper, sold through VW distributors, the upscale Luxor and the all-new fuel efficient front-wheel-drive Rialta.

We also took important steps to expand our presence in Europe, a larger market than the United States. In March, we held a grand opening of a new sales, service and technical facility near Saarbrucken, Germany.

Cycle-Sat achieved a 27 percent increase in sales to $18.9 million, and a $3.0 million improvement in operating profit to $1.1 million. The subsidiary was profitable in each quarter of fiscal 1994 and particularly benefitted from strong movie promotion on television during the summer of 1994. Cycle-Sat completed performance testing of its new Flat Antenna, for which it has exclusive North American marketing and worldwide manufacturing rights. We have received our first order for this product for home and business applications.

GROWTH STRATEGIES

Our fundamental growth strategies are clear and straightforward. We will work to:

* Increase our motor home market share by maintaining an emphasis on quality and value, and by building strong dealer and consumer relationships.

* Involve our employees in identifying and implementing programs that keep Winnebago Industries a low-cost motor home producer without sacrificing quality.

* Develop motor homes that suit a range of lifestyles across a broad spectrum of price points.

* Increase our presence in promising overseas markets, such as Europe and Japan.

* Expand the scope of Cycle-Sat's business to increase its sales and profitability.

The objective of these strategies is to increase shareholder value significantly. This is a fundamental goal of Winnebago Industries' management.

MANAGEMENT
We continued to strengthen our management team. The Company's board of directors named Fred Dohrmann chief executive officer. Fred is a long-time Winnebago employee who understands the importance of providing consumers with "best-buy" products. Francis Zrostlik, president/director of Stellar Industries and a member of the board from 1979 to 1986, was re-elected a director, bringing the board to eight members.

OUTLOOK
We enter 1995 with a strong lineup of motor home models that have received excellent dealer and consumer acceptance. In addition to new models, we have incorporated significant new design, interior and engineering features on many current models. While it is too early to predict what 1995 will bring, we are encouraged by long-term motor home trends. Buyers age 50 and older are increasing, and we are seeing more younger buyers, 35 to 49, purchasing motor homes for weekend and vacation travel. We also look forward to a good year at Cycle-Sat. Thank you for your support and interest in Winnebago. Sincerely,

John K. Hanson                Fred G. Dohrmann
Chairman of the Board         President and
                              Chief Executive Officer

November 3, 1994

[PHOTO]

[CAPTION: Winnebago Industries' executive management team is shown with a new 1995 wide-body Winnebago Adventurer. Shown from left to right are: Bruce Hertzke, Jim Jaskoviak, Jerry Clouse, Ray Beebe, Ed Barker, President and Chief Executive Officer Fred Dohrmann, Chairman John K. Hanson, Sharon Hansen, and Paul Hanson. (See inside back cover for details on these Company officers.)]

REVIEW OF OPERATIONS
Over the past three years, a strengthening economy and changing demographics of motor home buyers have fueled growth in the recreation vehicle (RV) industry. Sales of Class A and conventional Class C (excluding micro-mini) Winnebago Industries motor homes rose during fiscal 1994. This increase was led by the conventional Class C segment during fiscal 1994 which recorded a gain of 26.5 percent in retail sales volume and 28.5 percent in wholesale sales volume compared to the same period a year ago.

Extensive consumer research revealed that demographics for motor home buyers are changing. Traditionally, buyers are aged 50 and older, with time and money to enjoy leisure travel and outdoor recreation. Today, more "baby boomers," aged 35 to 49, are purchasing vehicles for weekend and vacation travel. Our new 1995 motor homes were developed to delight all customers, including younger and first-time buyers. Models were updated with more modern conveniences and comforts, while price-points were broadened within product lines. The new models have been enthusiastically received, with initial dealer orders in fiscal 1995 significantly ahead of last year.

[PHOTO]
[CAPTION: A leader in innovation, Winnebago Industries has a patent pending on the Itasca Suncruiser's unique new hydraulic room extension design. The slide-out on this Suncruiser 34RQ model provides an open and spacious living area for full-time active enjoyment.]

We have purposefully worked to differentiate models within our 1995 Class A line, beginning with redesigns of our Winnebago and Itasca models. The Winnebago Adventurer was remodeled as a wide-body unit (approximately 102 inches wide), lending itself to increased design flexibility. Available in five models, including a rear engine diesel pusher, the Adventurer ranges from 30 to 34 feet in length.

The 1995 Itasca Suncruiser is the first motor home in the RV industry to offer a new hydraulic room extension system from HWH Corporation, expanding the width of the motor home by nearly three feet. Available on three of the six Suncruiser models, the slider portion is approximately 13 feet long and provides for an open and spacious living area.

Another Class A motor home, the mid-priced, bus-styled Vectra, now has five popular models, ranging from 31 to 37 feet in length.

The Winnebago Brave and the Itasca Sunrise motor homes, our most popular models, were expanded to include new 1995 diesel pusher models, offering the long-term economic advantages of increased fuel mileage and engine longevity, as well as floor plan flexibility and added space for the driver and copilot.

The Winnebago Warrior and Itasca Passage are economical introductions to the RV lifestyle. With three floor plans from 23 to 25 feet in length, the Warrior and Passage contain all the necessities for a comfortable vacation in a compact, efficient layout.

The Luxor, a new premium motor home, was introduced late in fiscal 1994. The opulent vehicle is our top-of-the-line entry into the wide-body, bus-styled market. Strong initial orders indicate the success of this model.

Several changes were made in our 1995 conventional Class C lineup as well. The new fuel-efficient, front-wheel-drive Rialta motor home was introduced in limited quantities late in fiscal 1994. The Rialta utilizes a cab and drivetrain components from Volkswagen AG in Germany, provided under an exclusive contract with Volkswagen United States, Inc. This compact, multi-purpose vehicle has distinctive European styling and uni-body construction.

Other Class C products include Winnebago Minnie 300 and Itasca Spirit lines which feature four models in different configurations ranging from 21 feet to nearly 29 feet in length. The upgraded Winnebago Minnie Winnie and Itasca Sundancer lines are available in three models, including two wide-body designs for 1995. Our Class C market share should benefit as production of the Rialta, classified as a low-profile Class C, continues to expand.

In developing the Rialta project, part of our agreement with Volkswagen involved production of a EuroVan Camper conversion package for Volks-wagen AG. Approximately 120 Volkswagen dealers have signed agreements to sell and service the new pop-top EuroVan Camper for the U.S. market.

CUSTOMER DRIVEN
A "Customer Driven" attitude at Winnebago Industries fosters a strong, lasting relationship with dealers and retail customers. We are committed to developing products that satisfy customers needs and achieve high quality standards.

[PHOTO]
[CAPTION: The Rialta, a revolutionary new front-wheel-drive motor home was introduced by Winnebago Industries offering fuel efficiency, aerodynamic styling and full motor home features. The Rialta is a multi-purpose, compact vehicle just under 21 feet in length.]

Employees have been empowered to take pride in the products they are manufacturing though involvement in action teams, quality circles and cost-saving suggestion programs. This has made a significant impact on the quality of our products. Over the past five years, warranty expenses have been dramatically reduced as a percentage of revenues and Winnebago Industries has won more "Best Buy" awards from Consumers Digest magazine than any other motor home manufacturer.

Our dealers also are encouraged to suggest quality and product improvement ideas. A dealer council was created for Winnebago and Itasca, representing the dealers currently selling and servicing Winnebago Industries products. In fiscal 1994, every dealer was presented with a free membership in the Winnebago-Itasca Travelers (WIT) Club to encourage them to actively participate in WIT activities.

Owners of new or used Winnebago Industries vehicles are eligible for membership in the many chapters of the WIT Club. Members may participate in numerous national, state, local and special motor home rallies, caravans and other events throughout the year. In addition, they are entitled to special discounts and services such as mail forwarding, trip routing and emergency road service. With approximately 12,000 members internationally, the club has proven to be a valuable sales tool, fostering fellowship between its members and the Company. We celebrated the 25th anniversary of the WIT Club during the Grand National Rally in Forest City, Iowa, this past summer.

A separate owner's club also was created especially for race fans. Stock car racing is the largest spectator sport in the United States, attracting thousands of RV travellers each year. Winnebago Industries and the National Association for Stock Car Auto Racing (NASCAR) signed a three-year agreement making Winnebago "The Official Motor Home of NASCAR" and giving us the rights to use NASCAR official status in advertising and promotions. Members of our "Winnebago Motorsports Team" are eligible to park in "Winnebago Pit Road," preferred camping locations at racing events which feature special activities such as celebrity autograph sessions and seminars.

[PHOTO]
[CAPTION: The Luxor is the most luxurious motor home Winnebago Industries has ever produced. From the fine leather upholstery to the solid brass fixtures, the Luxor has the decor and features found in premium high-line motor homes.]

EXPANDING INTERNATIONALLY
The improving international economy helped Winnebago Industries' overseas growth. Each of the Company's major international representatives has moved their operations to better facilitate access to our customers and provide room for further growth.

To strengthen its presence in continental Europe, Winnebago Industries Europe GmbH moved into a 6.5 acre complex near Saarbrucken, Germany. In addition to office and warehousing space, the facility has garages for modification of motor homes to meet the technical requirements of each European country.

Mitsubishi Corporation, our Japanese distributor, moved their RV offices to a prime sales location in Tokyo. In addition, Dudley's American Motorhomes Ltd., our distributor in the United Kingdom and Ireland, purchased a new, much larger facility on 6.5 acres of land near Ducklington.

ADDITIONAL WINNEBAGO PRODUCTS
Law enforcement agencies find that mobile command units are useful in maintaining visibility in neighborhoods. Many service providers ranging from medical clinics to hair salons are going to their customers rather than having their customers come to them. As a result, we expanded production of commercial vehicles, especially customized motor home shells, for a wide variety of applications.

The name "Winnebago" has become a household word and, as such, has a high intrinsic value. To capitalize on the franchise value of the name, we license its use on products such as tents, camping equipment, shoes, clothing and toys. We even developed a collector card series, offering a glimpse into memorable events and products from Winnebago Industries' history.

OTHER MANUFACTURING
Original equipment manufacturer (OEM) sales of component parts, such as aluminum extrusions, metal stampings, rotational moldings, vacuum-formed plastics and fiberglass, to outside manufacturers continued to increase. Growth of 24 percent was realized in fiscal 1994, with sales of $24.0 million versus $19.4 million for the prior year, providing $2.8 million of operating income for fiscal 1994. Over the past four years, OEM sales have more than doubled.

[PHOTO]
[CAPTION: The new EuroVan Camper is based on Volkswagen's extended wheel-base EuroVan and is being converted by Winnebago Industries. It sleeps four and includes a stove, large cabinets, refrigerator, pop-top roof, propane heater and more.]

CYCLE-SAT, INC.
By using the latest innovations in satellite, fiber optic and digital technologies, Cycle-Sat has grown to become a leading high-speed distributor of television and radio commercials. Today, Cycle-Sat serves more than 625 advertising agencies and corporate clients by distributing commercials and airing instructions to approximately 545 television stations in the United States and Canada.

Advertising agencies that need additional time to edit a commercial and corporations that distribute commercials to one or more television stations within several hours of airing particularly appreciate Cycle-Sat's service and speed. On the receiving end, traffic coordinators at television stations appreciate Cycle-Sat's technology. Instead of handling tape boxes or matching spot commercials with broadcast instructions, the coordinators just pull the commercials and traffic instructions from the satellite feed.

Fiscal 1994 was a year of strong growth and profitability for Cycle-Sat. Sales grew 27 percent to $18.9 million. This growth, along with the fixed nature of many of Cycle-Sat's costs, raised its operating profit to $1.1 million, an improvement of $3.0 million.

Fourth quarter sales were particularly strong, benefitting from television commercials previewing a record number of upcoming movies. During the year, 19 television stations joined the Cycle-Sat network.

Since its inception, Cycle-Sat has embraced technologies and business practices to better serve its expanding customer base. The company's patented Cyclecypher equipment allows the direct and automatic distribution of television commercials and traffic instructions to specific television and radio stations. This unique satellite shuttle service operates 24 hours a day, seven days per week and offers point-to-point video information delivery in two hours or less.

[GRAPH] CYCLE-SAT NET REVENUE (IN MILLIONS) for the years 1992-$10.2, 1993-$14.8 and 1994-$18.9

[GRAPH] CYCLE-SAT OPERATING PROFIT (LOSS) (IN MILLIONS) for the years
        1992-$(3.6), 1993-$(1.9) and 1994-$1.1

FLAT ANTENNA
This year, independent performance testing was successfully completed on Cycle-Sat's new Flat Antenna. This revolutionary engineering approach allows businesses and individuals to receive satellite signals with performance comparable to the one-meter parabolic industry standard. Cycle-Sat has received its first order for the Flat Antenna, for which it has exclusive North American marketing and worldwide manufacturing rights and is providing units for evaluation to prospective customers.

The Flat Antenna mounts flush along the side or top of a structure, thus reducing the chance of wind damage and eliminating the need for building permits. The antenna can be painted with non-metallic paint to blend into the background. The antenna need not directly face the satellite as with parabolic dishes. And due to its narrow band frequency and frequency selective focusing characteristics, the Flat Antenna is less susceptible to ground-based interference.

[PHOTO]
[CAPTION: The Cycle-Sat Flat Antenna is truly a revolutionary antenna design. Completely flat and extremely thin, it does not need to directly face the transmitting satellite to provide signal reception. Only the Low Noise Block Downconverter and support arms protrude from the roof line or wall surface. This reduces wind effect on the antenna while providing superior aesthetic benefits, particularly where local building codes restrict antenna installations.]

[PHOTO]
[CAPTION: Made of high-quality, exterior-grade molded plastic, the Flat Antenna is very lightweight and its low structural profile often reduces the need for a heavy mounting frame. The antenna can often be configured for simultaneous multi-satellite receptions.]

[PHOTO]
[CAPTION: Cycle-Sat has two technical operations centers, one in Memphis, Tenn., and a second in Forest City, Iowa. In addition to operating a continuous satellite shuttle service, the centers offer closed captioning, as well as post-production services, including editing and tagging television and radio commercials.]

SELECTED FINANCIAL DATA

                                                                             Fiscal year ended(1)
                                                    August 27,      August 28,     August 29,       August 31,       August 25,
(dollars in thousands, except per share data)            1994             1993           1992             1991             1990
STATEMENT OF OPERATIONS
Net revenues                                        $ 452,116        $384,083       $ 294,994        $ 222,648        $ 332,833
Income (loss) from continuing operations               17,445           9,278          (1,769)         (16,271)         (14,566)
Loss from discontinued operations                          --              --          (1,026)         (13,110)          (3,269)
Cumulative effect of accounting change                (20,420)             --          (7,774)              --               --
Net income (loss)                                      (2,975)          9,278         (10,569)         (29,381)         (17,835)
Per share data:

     Income (loss) from continuing operations             .69             .37            (.07)            (.65)            (.59)
     Loss from discontinued operations                     --              --            (.04)            (.53)            (.13)
     Cumulative effect of accounting change              (.81)             --            (.31)              --               --
     Net income (loss)                                   (.12)            .37            (.42)           (1.18)            (.72)
     Cash dividends                                        --              --              --               --              .10

Balance Sheet

Total assets                                        $ 183,959        $157,050       $ 139,761        $ 135,132        $ 198,394
Long-term debt                                          4,140           3,183           3,113            3,938            3,550
Stockholders' equity                                   79,710          81,693          72,078           82,584          111,162
Working capital                                        58,523          44,669          37,424           35,442           60,267
Current ratio                                       2.1 to 1         1.9 to 1       1.8 to 1         1.9 to 1         1.9 to 1


(1) The fiscal year ended August 31, 1991 contains 53 weeks; all other fiscal years in the table contain 52 weeks.

This selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto which appear elsewhere in this report.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

(dollars in thousands, except per share data)                                  Quarter ended

FISCAL 1994                                       November 27, 1993   February 26, 1994        May 28, 1994     August 27, 1994
Net revenues                                              $ 104,556             $99,001            $129,666            $118,893
Operating income                                              3,577               1,271               8,093               3,853
Income from continuing operations(2)                          3,742               1,281               7,335               5,087
Net (loss) income                                           (16,678)              1,281               7,335               5,087
Income from continuing operations per share(2)                  .15                 .05                 .29                 .20
Net (loss) income per share                                    (.66)                .05                 .29                 .20


(2)  Before cumulative effect of accounting change.

The Company recognized a tax credit of $1.3 million in the fourth quarter ended August 27, 1994, as a result of the Company's improved operating results which increases the likelihood of the Company realizing its tax assets.

                                                                               Quarter ended
FISCAL 1993                                     November 28, 1992   February 27, 1993         May 29, 1993     August 28, 1993
Net revenues                                              $83,416            $ 77,462             $115,915            $107,290
Operating income                                              939                (717)               4,562               3,503
Net income                                                  1,117                 407                4,579               3,175
Net income per share                                          .04                 .02                  .18                 .13


In the fourth quarter ended August 28, 1993, the Company recorded expense of $1,555,000 as a result of the Spectrum motor home recall.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
The primary use of recreation vehicles for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months. The Company's sales of recreation vehicles are generally influenced by this pattern in retail sales, but can also be affected by the level of dealer inventory. The Company has generally manufactured recreation vehicles during the entire year, both for immediate delivery and for inventory to satisfy the peak selling season. During fiscal years when interest rates are high and/or market conditions are uncertain, the Company attempts to maintain a lower level of inventory of recreation vehicles.

RESULTS OF OPERATIONS
FISCAL 1994 COMPARED TO FISCAL 1993
Net revenues for manufactured products for fiscal 1994 increased $67,546,000, or
18.5 percent, from fiscal 1993. Motor home shipments (Class A, B and C) increased by 965 units, or 11.9 percent, during fiscal 1994 when compared to fiscal 1993. The relatively higher growth in dollar sales is due to an increase in volume of higher-priced Class A models. The Company anticipates demand for its RV products will continue to grow in fiscal 1995 due to continued acceptance of the new models in the Company's RV products lineup.

Service revenues for fiscal 1994 increased $487,000, or 2.5 percent, from fiscal 1993. Cycle-Sat, Inc. (Cycle-Sat) recorded revenues of $18,900,000, an increase of $4,042,000, or 27.2 percent, due to increased revenues from established customers as well as revenues generated with new customers. Negatively impacting fiscal 1994 service revenues, was the absence of revenues of NIE (an electronic component assembly business), which was sold during August 1993.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.0 percent for fiscal 1994 compared to 86.7 percent during fiscal 1993. This decrease primarily reflects a shift in shipments to a more favorable product mix and to an increase in motor home production volume.

Cost of services, as a percent of service revenues, decreased during fiscal 1994 to 58.2 percent from 76.1 percent during fiscal l993. This percentage decrease can be attributed to the increase in Cycle-Sat revenues and to a reduction in lease expense at Cycle-Sat due to a renegotiation of its satellite lease agreement.

Selling and delivery expenses increased $5,007,000 to $26,882,000 and, as a percentage of net revenues, to 5.9 percent from 5.7 percent when comparing fiscal 1994 to fiscal 1993. The increases can be attributed primarily to increased promotional and advertising expenses.

General and administrative expenses increased by $1,148,000 to $24,536,000 when comparing fiscal 1994 to fiscal 1993, but decreased as a percentage of net revenues to 5.4 percent from 6.1 percent. The increase in dollars primarily reflects an increase in the Company's product liability settlements and increased spending by Cycle-Sat.

Other expense was $262,000 in fiscal 1994 compared to $188,000 in fiscal 1993. The primary reasons for the change when comparing the two periods were an expiration of leases which generated lease income for Winnebago Acceptance Corporation (WAC) during fiscal 1993 offset partially by reduced costs incurred by the Company under its repurchase agreements with lending institutions who have provided wholesale floor plan financing to the Company's dealers.

For fiscal 1994, the Company had a net financial expense of $661,000 compared to $96,000 during fiscal 1993. During fiscal 1994, the Company recorded an interest payment to the Internal Revenue Service of $419,000 relating to the resolution of pending income tax return issues and $395,000 of realized and unrealized losses in its marketable securities portfolio. During fiscal 1993, the Company recorded a consolidated foreign exchange loss of $245,000, principally due to Winnebago Industries, Europe (WIE) operations and interest expense of $598,000. Partially offsetting this was income from interest and dividends of $442,000 and realized gains of $355,000 in the Company's marketable securities portfolio.

For fiscal 1994, the Company reported income before the cumulative effect of an accounting change of $17,445,000 which consisted primarily of income from RV operations of $13,800,000 and from Cycle-Sat operations of $695,000. Credit for income taxes of $1,312,000 is the result of the increased likelihood of the Company realizing a portion of the deferred tax assets in the future because of improved earnings. In fiscal 1994, the Company was required to adopt the remaining portion of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. This change in accounting principle resulted in a cumulative non-cash charge at the beginning of fiscal 1994 of $20,420,000, or $.81 per share.

For fiscal 1993, the Company reported net income of $9,278,000 which consisted primarily of income from RV operations of $11,922,000 and a loss from Cycle-Sat operations of $2,021,000. Credit for income taxes of $1,087,000 was the result of an IRS settlement. During fiscal year 1993, taxable income was offset by net operating loss carryforwards.

For fiscal 1994, the Company had a net loss of $2,975,000, or $.12 per share, compared to fiscal 1993's net income of $9,278,000, or $.37 per share.

FISCAL 1993 COMPARED TO FISCAL 1992
Net revenue for manufactured products for fiscal 1993 increased $83,736,000, or
29.8 percent, from fiscal 1992. Motor home shipments (Class A and C) increased by 1,507 units, or 22.9 percent, during fiscal 1993 when compared to fiscal 1992. This growth in sales is due to an increase in the market share of Winnebago products and an increase in the overall market for Class A and C motor homes. Additionally, the Company's expansion of product lines led to the most complete motor home lineup in the Company's history and resulted in a more favorable sales mix including a greater proportion of larger units.

Service revenues for fiscal 1993 increased $5,353,000, or 38.6 percent, from fiscal 1992. This increase can be attributed primarily to Cycle-Sat, due to increased revenues from established customers as well as revenues generated with new customers.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.7 percent for fiscal 1993 compared to 88.8 percent during fiscal 1992. This decrease primarily reflects an increase in motor home volume.

Cost of services, as a percent of service revenue, decreased during the 1993 fiscal year to 76.1 percent from 94.9 percent during the 1992 fiscal year. This percentage decrease reflects an increase in revenue at Cycle-Sat in relation to Cycle-Sat's fixed costs.

Selling and delivery expenses increased $3,184,000 to $21,875,000, but decreased as a percentage of net revenues to 5.7 percent from 6.3 percent. The increase in dollars primarily reflects increased promotional and advertising expenses. The decrease in percentage primarily reflects an increase in fiscal 1993 revenues.

General and administrative expenses increased by $6,535,000 to $23,388,000 and, as a percentage of net revenues, to 6.1 percent from 5.7 percent when comparing fiscal 1993 to fiscal 1992. The increases primarily reflect the Company reinstating its matching contribution to its 401(k) program, bad debt provisions recorded by WAC and increased spending by Cycle-Sat.

Other expense (income) resulted in an expense of $188,000 in fiscal 1993 compared to income of $952,000 in fiscal 1992. The primary reasons for the change from income to expense when comparing the two periods were a reduction in lease income in fiscal 1993 and increased costs incurred by the Company under its repurchase agreements with lending institutions who have provided wholesale floor plan financing to the Company's dealers.

For fiscal 1993, the Company had a net financial expense of $96,000 compared to $585,000 during fiscal 1992. During fiscal 1993, the Company recorded a consolidated foreign exchange loss of $245,000, principally due to WIE operations and interest expense of $598,000. Partially offsetting this was income from interest and dividends of $442,000 and realized gains of $355,000 in the Company's marketable securities portfolio. During fiscal 1992, the Company recorded realized losses of $592,000 in its marketable securities portfolio and interest expense of $403,000, offset by income from interest and dividends of $384,000.

For fiscal 1993, the Company reported net income of $9,278,000 which consisted primarily of income from RV operations of $11,922,000 and a loss from Cycle-Sat operations of $2,021,000. Credit for income taxes of $1,087,000 was the result of an IRS settlement. During fiscal year 1993, taxable income was offset by net operating loss carryforwards.

For fiscal 1992, the Company reported a net loss of $1,769,000 from continuing operations, which consisted primarily of income from RVoperations of $1,742,000 and a loss from Cycle-Sat operations of $4,169,000. Also in fiscal 1992, the Company recorded a loss from discontinued operations of $1,026,000. In fiscal 1992, the Company was required to adopt FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," with respect to individual deferred compensation contracts. This change in accounting principle resulted in a cumulative non-cash charge as of the beginning of fiscal 1992 of $7,774,000, or $.31 per share, and increasing the fiscal 1992 loss from continuing operations and net loss by $1,360,000, or $.05 per share.

For fiscal 1993, the Company had net income of $9,278,000, or $.37 per share, compared to a fiscal 1992 net loss of $10,569,000, or $.42 per share.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND RESOURCES
FISCAL 1994 CHANGES IN FINANCIAL CONDITION
The Company meets its working capital and capital equipment requirements and cash requirements of subsidiaries with funds generated internally and funds from agreements with financial institutions.

At August 27, 1994, working capital was $58,523,000, an increase of $13,854,000 from the amount at August 28, 1993. Cash provided by operations during fiscal 1994 was $3,409,000. During fiscal 1994, cash flows used by investing activities was $15,756,000 including investments in dealer receivables, long-term notes receivables and capital expenditures. In fiscal 1994, capital expenditures were $9,532,000 compared to $7,671,000 in fiscal 1993.

The Company's sources of liquidity at August 27, 1994 consisted principally of cash and marketable securities in the amount of $4,148,000. The Company has available a $12,000,000 (or 75 percent of eligible inventory, whichever is less) line of credit through a financing and security agreement with NationsCredit Corporation. Additionally, Cycle-Sat has a $3,000,000 (or the sum of the base of 75 percent of Cycle-Sat eligible accounts receivable and 50 percent of its inventory, whichever is less) line of credit with Firstar Bank Cedar Rapids, NA.

Principal expected demands at August 27, 1994 on the Company's liquid assets for fiscal 1995 include approximately $10,350,000 of capital expenditures (primarily equipment replacements), payments on maturities of long-term debt and the payment of cash dividends.

Based on expected cash generated from operations in fiscal 1995 and the above cash and financing resources available, management believes that the Company has adequate sources of financing to finance its 1995 cash requirements.

IMPACT OF INFLATION
Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its products.

NET REVENUES BY MAJOR PRODUCT CLASS

                                                                 Fiscal year ended(1)
                                              August 27,       August 28,     August 29,     August 31,     August 25,
(dollars in thousands)                              1994             1993           1992           1991           1990

Motor homes                                     $385,319          $326,861          $245,908          $180,878          $286,713
                                                    85.2%             85.1%             83.4%             81.2%             86.2%
Other recreation vehicle revenues(2)              21,903            17,655            17,126            15,586            22,039
                                                     4.8%              4.6%              5.8%              7.0%              6.6%
Other manufactured products revenues(3)           25,184            20,344            18,090            13,974            11,423
                                                     5.6%              5.3%              6.1%              6.3%              3.4%

     Total manufactured products revenues        432,406           364,860           281,124           210,438           320,175
                                                    95.6%             95.0%             95.3%             94.5%             96.2%
Service revenues(4)                               19,710            19,223            13,870            12,210            12,658
                                                     4.4%              5.0%              4.7%              5.5%              3.8%

Total revenues                                  $452,116          $384,083          $294,994          $222,648          $332,833
                                                   100.0%            100.0%            100.0%            100.0%            100.0%

(1) The fiscal year ended August 31, 1991 contains 53 weeks; all other fiscal years in the table contain 52 weeks.

(2)  Primarily recreation vehicle related parts and service and van conversions.

(3) Principally sales of extruded aluminum and component products for other manufacturers.

(4) Principally Cycle-Sat revenues from satellite courier and tape duplication services. Also includes in years prior to August 27, 1994, NIE revenues from contract assembly of a variety of electronic products; and in years ended August 27, 1994, August 28, 1993 and August 25, 1990, WAC revenues from dealer financing.


COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.

Ticker symbol:  WGO

Shareholders of record as of October 17, 1994:  13,072

Shares outstanding at year-end:  25,238,988

Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1994 and fiscal 1993.


FISCAL 1994                          High       Low      Close      FISCAL 1993           High         Low      Close
First Quarter                     $ 8.875    $ 6.75     $ 8.25      First Quarter        $8.125     $5.125     $7.875
Second Quarter                     13.625      8.25     12.625      Second Quarter         9.50       6.75      7.375
Third Quarter                      13.875     10.75     11.875      Third Quarter          8.00      5.625       7.00
Fourth Quarter                     11.875     8.375      10.25      Fourth Quarter         9.25       6.50       8.75


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Year ended
(dollars in thousands, except per share data)         August 27, 1994       August 28, 1993      August 29, 1992
Revenues
     Manufactured products                                  $ 432,406             $ 364,860             $ 281,124
     Service                                                   19,710                19,223                13,870

         Total net revenues                                   452,116               384,083               294,994

Costs and expenses

     Cost of manufactured products                            371,995               316,230               249,498
     Cost of services                                          11,473                14,620                13,165
     Selling and delivery                                      26,882                21,875                18,691
     General and administrative                                24,536                23,388                16,853
     Other expense (income)                                       262                   188                  (952)
     Minority interest in net income (loss)
         of consolidated subsidiary                               174                  (505)               (1,173)

         Total costs and expenses                             435,322               375,796               296,082

         Operating income (loss)                               16,794                 8,287                (1,088)
Financial expense                                                (661)                  (96)                 (585)

Income (loss) from continuing
     operations before income taxes                            16,133                 8,191                (1,673)
(Credit) provision for taxes                                   (1,312)               (1,087)                   96

Income (loss) from continuing operations                       17,445                 9,278                (1,769)
Loss from discontinued operations                                  --                    --                (1,026)
Cumulative effect of accounting changes (note 1)              (20,420)                   --                (7,774)

Net income (loss)                                           $  (2,975)            $   9,278             $ (10,569)

Income (loss) per share:

     Continuing operations                                  $     .69             $     .37             $    (.07)
     Discontinued operations                                       --                    --                  (.04)
     Cumulative effect of accounting change                      (.81)                   --                  (.31)

     Net income (loss)                                      $    (.12)            $     .37             $    (.42)

Weighted average number of shares of
     stock (in thousands)                                      25,187                25,042                25,016

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
(dollars in thousands)                                                August 27, 1994     August 28, 1993


ASSETS
CURRENT ASSETS

Cash and cash equivalents                                                      $    847            $ 11,238
Marketable securities                                                             3,301               2,309
Receivables, less allowance for doubtful accounts
     ($1,545 and $2,798, respectively)                                           36,602              29,239
Dealer financing receivables less allowance for doubtful accounts
     ($279 and $290, respectively)                                                8,565               6,742
Inventories                                                                      55,450              40,610
Prepaid expenses                                                                  3,870               3,636
Deferred income taxes                                                             2,252                 511

     Total current assets                                                       110,887              94,285

PROPERTY AND EQUIPMENT, at cost

Land                                                                              1,539               2,153
Buildings                                                                        40,905              38,373
Machinery and equipment                                                          75,139              72,505
Transportation equipment                                                          7,985               5,609

                                                                                125,568             118,640
     Less accumulated depreciation                                               83,970              81,012

     Total property and equipment, net                                           41,598              37,628
LONG-TERM NOTES RECEIVABLE, less allowances
     ($2,024 and $1,362, respectively)                                            4,884               4,203

INVESTMENT IN LIFE INSURANCE                                                     15,479              11,853

DEFERRED INCOME TAXES                                                             6,260               2,652

OTHER ASSETS                                                                      4,851               6,429

TOTAL ASSETS                                                                   $183,959            $157,050

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

Current maturities of long-term debt                                           $  2,504            $  1,719
Notes payable                                                                     2,300                  --
Accounts payable, trade                                                          24,985              19,462
Accrued expenses:

     Insurance                                                                    4,175               6,445
     Product warranties                                                           3,557               4,091
     Vacation liability                                                           3,241               2,864
     Promotional                                                                  2,111               4,636
     Other                                                                        9,491              10,399

         Total current liabilities                                               52,364              49,616

LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                               4,140               3,183

POSTRETIREMENT HEALTH CARE AND DEFERRED COMPENSATION BENEFITS                    43,391              18,766

DEFERRED INCOME TAXES                                                             2,211               1,823

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                      2,143               1,969

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Capital stock, common, par value $.50; authorized 60,000,000 shares              12,911              12,908
Additional paid-in capital                                                       24,175              24,811
Reinvested earnings                                                              49,270              52,245

                                                                                 86,356              89,964
Less treasury stock, at cost                                                      6,646               8,271

TOTAL STOCKHOLDERS' EQUITY                                                       79,710              81,693

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $183,959            $157,050


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                Year ended
(dollars in thousands)                                                    August 27, 1994     August 28, 1993     August 29, 1992
Cash flows from operating activities:
     Net income (loss)                                                           $ (2,975)           $  9,278            $(10,569)
Adjustments to reconcile net income (loss) to net cash
     from operating activities:

     Cumulative effect of accounting change                                        20,420                  --               7,774
     Provision for disposal of Commercial Vehicle Division                             --                  --                 416
     Depreciation and amortization                                                  7,798               7,961               8,195
     Deferred income taxes                                                         (4,961)             (1,340)                 --
     Loss (gain) on disposal of property, leases and other assets                     (74)                630                 507
     (Credit) provision for doubtful receivables                                     (546)              1,496                 916
     Postretirement benefits and employee stock bonus plan                          4,642               2,609               2,031
     Realized and unrealized (gains) and losses on investments, net                   395                (305)                625
     Minority interest in net income (loss) of consolidated subsidiary                174                (505)             (1,173)
     Other                                                                           (303)                339                 (68)
Change in assets and liabilities:

     Increase in receivables and other assets                                      (6,858)             (1,186)             (4,853)
     Increase in inventories                                                      (14,758)             (5,390)             (3,417)
     Decrease in income tax refund receivables                                         --                  --               6,339
     Increase in accounts payable and accrued expenses                                455               4,333               5,063

Net cash provided by operating activities                                           3,409              17,920              11,786

Cash flows used by investing activities:

     Investments in marketable securities                                          (9,869)             (7,922)            (18,639)
     Proceeds from sale of marketable securities                                    8,482               7,133              18,094
     Purchases of property and equipment                                           (9,532)             (7,671)             (3,040)
     Proceeds from sale of property and equipment                                     801                 101                 252
     Investments in dealer receivables                                            (35,120)            (28,424)                 --
     Collections of dealer receivables                                             33,336              21,671                  --
     Investments in long-term notes receivables and other assets                   (4,930)             (5,893)             (3,599)
     Proceeds from long-term notes receivables and other assets                     1,076                 294                 229

Net cash used by investing activities                                             (15,756)            (20,711)             (6,703)

Cash flows from financing activities and capital transactions:

     Proceeds from notes payable                                                    2,300                  --                  --
     Payments of long-term debt                                                    (1,850)             (1,528)             (1,064)
     Proceeds from issuance of long-term debt                                         952               1,934                  55
     Proceeds from issuance of Cycle-Sat common stock                                  --                  --               2,500
     Proceeds from issuance of common and treasury stock                              554                 337                  63

Net cash provided by financing activities and capital transactions                  1,956                 743               1,554

Net (decrease) increase in cash and cash equivalents                              (10,391)             (2,048)              6,637
Cash and cash equivalents at beginning of year                                     11,238              13,286               6,649

Cash and cash equivalents at end of year                                         $    847            $ 11,238            $ 13,286


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                      Additional
                                                Common Shares            Paid-In      Reinvested         Treasury Stock
(amounts in thousands)                       Number        Amount        Capital        Earnings      Number         Amount
Balance, August 31, 1991                     25,794       $12,897       $ 25,141        $ 53,536         788        $ 8,990
     Proceeds from the sale of
         common stock to employees               12             6             16              --          (3)           (41)
Net loss                                         --            --             --         (10,569)         --             --

Balance, August 29, 1992                     25,806        12,903         25,157          42,967         785          8,949
     Proceeds from the sale of
         common stock to employees                9             5           (346)             --         (60)          (678)
Net income                                       --            --             --           9,278          --             --

Balance, August 28, 1993                     25,815        12,908         24,811          52,245         725          8,271
     Proceeds from the sale of
         common stock to employees                7             3           (503)             --         (92)        (1,055)
     Contribution of treasury stock to
         employee stock bonus plan               --            --           (133)             --         (50)          (570)
Net loss                                         --            --             --          (2,975)         --             --

Balance, August 27, 1994                     25,822       $12,911       $ 24,175        $ 49,270         583        $ 6,646


See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS:
In fiscal 1994, the Company operated predominantly in three industry segments; the manufacture and sale of recreation vehicles and other manufactured products, the satellite courier and tape duplication business, and floor plan and rental unit financing for selected Winnebago, Itasca, Elante', Vectra, Rialta and Luxor dealers.

SIGNIFICANT ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

In the Consolidated Statements of Operations, service revenues are generated by the satellite courier and tape duplication business, electronic component assembly business (which was sold August 1993), and dealer floor plan financing.

STATEMENT OF CASH FLOWS. For purposes of these statements, cash equivalents include all liquid debt instruments purchased with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53 week fiscal year period. The financial statements are all based on a 52 week basis.

MARKETABLE SECURITIES. Marketable debt and equity securities are carried at the aggregate of lower of cost or market. Net realized gains and losses on security transactions are determined on the specific identification cost basis. The net change in the investment valuation allowances used in the determination of net earnings is the result of changes in the difference between aggregate cost and market values of items still held as marketable securities at year-end of the respective periods:

                          August 27, 1994  August 28, 1993
(in thousands)               Cost  Market     Cost  Market
Marketable
     securities            $4,106  $3,301   $2,461  $2,309

Marketable securities fair values are based on quoted market prices.

REVENUE RECOGNITION. Sales are recorded by the Company when products are shipped to independent dealers. Interest income from dealer floor plan and rental program notes receivable are recorded on the accrual basis in accordance with the terms of the loan agreements. Satellite courier and tape duplication revenue is recognized upon satellite transmission or shipment of information.

INVENTORIES. Inventories are valued at the lower of cost or market, with cost being determined by using the last-in, first-out (LIFO) method and market defined as net realizable value.

PROPERTY AND EQUIPMENT. Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives. Accelerated depreciation methods are used for tax purposes wherever permitted.

PROVISION FOR WARRANTY CLAIMS. Estimated warranty costs are provided at the time of sale of the warranted products.

INCOME TAXES. The Company adopted the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective the beginning of fiscal 1993. This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Prior to fiscal 1993, the Company accounted for income taxes under the provisions of Accounting Principles Board Opinion No. 11 (APB No. 11). The adoption of SFAS No. 109 resulted in no cumulative effect on operations, and the prior years' consolidated financial statements were not restated. (See note 12).

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Allowance for doubtful accounts are based on previous loss experience. Additional amounts are provided through charges to income as management feels necessary after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery.

ACCOUNTING CHANGES. During fiscal 1992, the Company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" with respect to individual deferred compensation contracts. This change in accounting principle resulted in a cumulative non-cash charge as of September 1, 1991 of $7,774,000, or $.31 per share. In addition, as a result of the adoption of this new standard, the loss from continuing operations and net loss for fiscal 1992 were increased by approximately $1,360,000, or $.05 per share.

In fiscal 1994, the Company was required to adopt SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company elected to recognize the cumulative effect of this obligation. The cumulative effect as of the beginning of fiscal 1994 for adopting SFAS No. 106 was an accrual of postretirement health care costs of $20,420,000 and a decrease in net earnings of $20,420,000 ($.81 per share), which has been included in the Company's consolidated statements of operations for fiscal year ended August 27, 1994.

The effect of adopting SFAS No. 106 on income from operations for the fiscal year ended August 27, 1994 was a decrease of $2,943,000 ($.12 per share). See note 10 for further information regarding the Company's postretirement health care costs.

In addition, there are several new accounting pronouncements which have been issued that the Company must adopt within the next two fiscal years; however, the Company does not believe the new accounting pronouncements will significantly affect the Company's financial condition or operating results.

RECLASSIFICATIONS. Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2:  DISCONTINUED OPERATIONs
In September 1991, the Company adopted a formal plan to discontinue the Commercial Vehicle Division which manufactured delivery vans and shuttle buses. As part of such plan, the Company discontinued production during fiscal 1992. The Company's plan to sell the operation during fiscal 1992 was not successful, therefore, the Company decided to liquidate the assets of the Commercial Vehicle Division and recorded a $1,026,000 charge to liquidate such assets. The net assets were liquidated in fiscal 1994. As of August 28, 1993, other assets included $481,000 of net assets, which primarily consisted of inventory and equipment, associated with discontinued operations.

NOTE 3:  SALE OF NORTH IOWA ELECTRONICS, INC.
In August 1993, the Company sold certain assets and liabilities of its electronic component assembly business, North Iowa Electronics, Inc. (NIE). Under the terms of the agreement, the net assets of NIE were sold for $100,000 in cash and a $1.6 million promissory note. The note receivable is collateralized by receivables, inventory and fixed assets. The note has an interest rate of 8 percent and requires monthly principal and interest payments through March 1997 at which time the entire unpaid principal balance and interest are due. At August 27, 1994, the promissory note receivable balance was $1,576,000.The gain on the sale of $277,000 has been deferred until the Company is certain the buyer can generate sufficient cash flows from operating activities to retire the note. NIE's operations were not material in relation to the Company's results of operations or financial condition.

NOTE 4:  DEALER FINANCING RECEIVABLES
Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealers' sale of the vehicle with the entire balance generally due at the end of one year. At August 27, 1994, the Company had certain concentration of credit risks whereby $7,349,000 of dealer financing receivables were from one dealer located on the West Coast.

Rental program receivables are collateralized by recreation vehicles and provide for a 10 percent down payment and a 2 percent monthly reduction of the outstanding balance with the balance due in full at the end of one year.

NOTE 5:  INVENTORIES
Inventories consist of the following:
                                August 27,       August 28,
(dollars in thousands)                1994             1993

Finished goods                     $21,675          $16,578
Work in process                     13,807           11,051
Raw materials  33,800               26,614

                                    69,282           54,243
LIFO reserve                        13,832           13,633

                                   $55,450          $40,610

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 6:  GUARANTEED OPERATING LEASES
During fiscal years 1988 through 1992, Cycle-Sat entered into various non-cancellable operating leases, of which certain leases have been guaranteed by Winnebago Industries. These leases expire between 1994 and 1999. Rent expense of $2,070,000, $2,218,000 and $2,939,000 was recorded under these leases during the years ended August 27, 1994, August 28, 1993 and August 29, 1992, respectively. Future minimum lease payments under such leases are as follows (dollars in thousands): 1995 - $2,353; 1996 - $2,302; 1997 - $1,081; 1998 -
$214; 1999 - $26. Total future minimum lease payments are $5,976,000 of which $1,221,000 is guaranteed by Winnebago Industries.

NOTE 7:  LONG-TERM NOTES RECEIVABLE
Long-term notes receivable of $4,884,000 and $4,203,000 at August 27, 1994 and August 28, 1993, respectively, are primarily collateralized by dealer inventories and real estate. The notes had weighted average interest rates of
7.47 percent and 7.91 percent at August 27, 1994 and August 28, 1993, respectively, and have various maturity dates ranging through March 1999.

NOTE 8:  NOTES PAYABLE
Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                               Available
                              Credit Lines               Outstanding             Interest Rate
                        Aug. 27,     Aug. 28,      Aug. 27,      Aug. 28,   Aug. 27,     Aug. 28,
(dollars in thousands)      1994         1993          1994          1993       1994        1993
Notes payable:

     NationsCredit       $12,000       $12,000        $   --         $  --        --          --
     Firstar Bank          3,000            --         2,300            --       9.0%         --

                         $15,000       $12,000        $2,300         $  --


                                      Maximum                              Average                 Weighted Average Interest
                                    Outstanding                          Outstanding                   Rate During Year*
                        Aug. 27,      Aug. 28,      Aug. 29,      Aug. 27,  Aug. 28,    Aug. 29,   Aug. 27,  Aug. 28,   Aug. 29,
(dollars in thousands)      1994          1993          1992          1994      1993        1992       1994      1993       1992
Notes payable:
     ITT                  $   --       $    --        $2,509        $   --    $   --       $  96        --         --       10.7%
     NationsCredit         7,000        10,500         3,000           951     3,937         173        6.1%      7.1%       6.7%
     Firstar Bank          2,300            --            --        $1,030        --          --        8.4%       --         --

      Total notes payable                                           $1,981    $3,937        $269


* Based on the approximate average aggregate amount outstanding during the year and the cost of borrowing.

The Company and Cycle-Sat entered into a $3,000,000 line of credit with Firstar Bank Cedar Rapids dated February 24, 1994. Terms of the agreement limit the amount advanced to the lesser of $3,000,000 or the sum of the base of 75 percent of Cycle-Sat's eligible accounts receivable and 50 percent of its inventory. The agreement provides for a declining interest rate based on future increases in the tangible net worth of Cycle-Sat and contains a restrictive covenant related to the maintenance of a minimum tangible net worth as defined in the agreement. Cycle-Sat was in compliance with this covenant as of August 27, 1994. Borrowings under the line of credit are secured by Cycle-Sat's accounts receivables and inventories and have been guaranteed by the Company. The line of credit expires January 31, 1995. The outstanding balance under the line of credit at August 27, 1994 was $2,300,000 with an interest rate of 9.0 percent per annum. As of August 27, 1994, Cycle-Sat had $573,000 of unused borrowings available.

Since March 1992, the Company has had a $12,000,000 financing and security agreement with NationsCredit Corporation (NationsCredit) formerly Chrysler First Commercial Corporation. Terms of the agreement limit borrowings to the lesser of $12,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles ready for delivery to a dealer). Borrowings are secured by the Company's receivables and inventory. The agreement requires a graduated interest rate based upon the bank's reference rate as defined in the agreement. The line of credit is available for a term of one year and continues during successive one-year periods unless either party provides at least 90-days notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement prohibits any advances, loans or additional guarantees of any obligation to any subsidiary or affiliate in excess of $5,000,000 or $7,500,000 in the aggregate for all subsidiaries and affiliates from the date of the agreement. The agreement also includes certain restrictive covenants in the agreement including maintenance of minimum net worth, working capital and debt to equity ratio. As of August 27, 1994, the Company was in compliance with these covenants. There were no outstanding borrowings under the line of credit at August 27, 1994 or August 28, 1993.

NOTE 9:  LONG-TERM BORROWINGS AND OBLIGATIONS UNDER CAPITAL LEASES

                                           Outstanding August 27, 1994              Outstanding August 28, 1993
                                       Short         Long       Interest         Short         Long       Interest
(dollars in thousands)                  Term         Term           Rate          Term         Term           Rate
Long-term borrowings                  $  765       $3,299       5.5-8.75%       $  117       $1,032       6.25-7.5%
Obligations under capital lease        1,739          841       8.7-14.1%        1,602        2,151       9.8-14.1%

Total debt                            $2,504       $4,140                       $1,719       $3,183


During fiscal 1994, the Company and Winnebago RV, Inc. entered into a $2,001,000 financing agreement with 1st Source Bank for the purchase of a 1990 King Air 350 airplane. Terms of the agreement call for 35 monthly installment payments beginning August 28, 1994, and a 36th payment to pay off the remaining principal and interest balance of the agreement. The agreement is secured by the airplane. The outstanding balance under this agreement at August 27, 1994 was $2,001,000 with an interest rate of 7.95 percent per annum.

During fiscal year 1993, the Company and Winnebago Industries Europe GmbH (WIE), a wholly owned subsidiary of the Company, entered into a $1.8 million financing arrangement with Volksbank Saarbrucken-St. Ingebert eG to finance the acquisition and renovation of a new facility in Kirkel, Saarland, Federal Republic of Germany. The financing arrangement includes four loans with interest rates ranging from 5.5 percent to 8.75 percent. All four of the loans have been advanced to WIE in the aggregate amount of $2,039,000 which require various repayment terms through 2008. The loans are secured by real estate and improvements of the new facility. Management believes that carrying value of the long-term debt approximates fair value of these obligations.

During fiscal 1991 and 1990, the Company and Cycle-Sat entered into a sale/leaseback agreements for most of Cycle-Sat's equipment which provided cash of approximately $5,600,000 and a gain of $766,000 which is being deferred and amortized over the terms of the respective leases. These leases have terms of 60 to 72 months, have been recorded as capital leases, and are guaranteed by the Company. Also, during fiscal 1994, 1993 and 1992, Cycle-Sat entered into additional capital lease arrangements for property approximating $444,000, $842,000 and $466,000, respectively.

Assets and accumulated amortization related to capital leases were approximately $7,606,000 and $4,978,000 at August 27, 1994 and $7,243,000 and $3,706,000 at
August 28, 1993, respectively.

Maturities of the long-term debt for the next five years are as follows (dollars in thousands): 1995 - $2,504; 1996 - $792; 1997 - $1,869; 1998 - $176; 1999 -
$181.

NOTE 10: EMPLOYEE RETIREMENT PLANS
The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash and common stock valued at market for fiscal years 1994, 1993 and 1992 were $1,444,000, $2,084,000 and $226,000, respectively.

The Company has an Executive Split Dollar Life Insurance Plan. Investments in the plan consist of life insurance policies, with the cash surrender values recorded in the accompanying balance sheets. Upon the termination or death of a participating executive, the Company receives its cash investment in the policy, with any excess investment remitted directly to the policy beneficiary.

The Company also has a nonqualified deferred compensation program which permits key employees and directors to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is fixed based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the age of 55, with five years of service since the first deferral was made. For deferrals prior to December 1992, vesting also occurs after 20 years of service. Deferred compensation expense was $2,056,000, $2,619,000 and $2,762,000 (excluding $7,774,000 of expense for cumulative effect of accounting change) in fiscal 1994, 1993 and 1992, respectively. Total deferred compensation liabilities were $20,322,000 and $18,766,000 at August 27, 1994 and August 28, 1993, respectively.

Also, to assist in funding the retirement benefits of the program, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies are presented as assets (net of borrowings of $3,683,000, $3,796,000 and $3,833,000 in fiscal 1994, 1993 and 1992, respectively) of the Company in the accompanying balance sheets.

The Company provides certain health care and other benefits for certain retired employees who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and current age. In fiscal 1993 and 1992, the Company recognized on a "pay-as-you-go" basis expense of $501,000 and $364,000, respectively, for postretirement health care benefits, which is not comparable with current year's expenses. As discussed in note 1, the Company implemented SFAS No. 106 as of August 29, 1993 on the immediate recognition basis. The Company's postretirement health care plan currently is not funded. The status of the plans is as follows:

Accumulated postretirement benefit obligation at August 27, 1994:

Retirees                                          $ 2,336,000
Fully eligible active plan participants             2,777,000
Other active plan participants                      9,651,000

                                                    14,764,000

Unrecognized net gain                               8,305,000

Accrued postretirement benefit liability
     recognized in financial statements           $23,069,000

Net postretirement benefit expense for the fiscal year ended August 27, 1994 consisted of the following components:

Service cost-benefits earned
     during the year                              $ 1,624,000

Interest cost on accumulated
     postretirement obligation                      1,319,000

                                                   $2,943,000

The assumed pre-65 and post-65 health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of August 27, 1994 was 11.1 percent and 10.4 percent, respectively for 1994, decreasing each successive year until it reaches 5.5 percent in 2014 after which it remains constant. A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of August 27, 1994 by approximately $3,383,000. The effect of this change on the net postretirement health care cost for fiscal 1995 would be to increase it by approximately $581,000.

The assumed discount rate used in determining the accumulated postretirement benefit obligation upon the initial adoption of this new accounting standard at the beginning of fiscal 1994 was 6.5 percent which was increased to 8.0 percent at August 27, 1994 due to increasing interest rates. The approximately $8,300,000 of unrecognized net gain at August 27, 1994 is a result of the increase in the discount rate (approximately $5,800,000) and various other factors such as increases in the health care premiums the Company charges retirees (approximately $2,500,000). The unrecognized net gain will be amortized over the average remaining service of active participants (18 years).

NOTE 11:  CONTINGENT LIABILITIES AND COMMITMENTS
It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financing on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on his agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reduction based on the time since the date of the original invoice. The Company's contingent liability on all repurchase agreements was approximately $118,954,000 and $101,445,000 at August 27, 1994 and August 28,
1993, respectively. Included in these contingent liabilities are approximately $36,231,000 and $27,758,000, respectively of certain dealer receivables subject to recourse agreements with ITT, NationsCredit, and John Deere Credit, Inc. On March 26, 1992, the Company entered into a three year Inventory Floor-Plan Finance Agreement with NationsCredit, whereby NationsCredit provides financing to certain dealers subject to NationsCredit approval and full recourse to the Company. In accordance with the agreement during fiscal 1993, the Company was required to maintain deposits with NationsCredit of $4,000,000. The compensating balance earned interest at the reference rate as defined in the agreement. The $4,000,000 compensating balance has been included in cash and cash equivalents at August 28, 1993. As of August 27, 1994, the deposits were no longer required. In addition, ITT and John Deere Credit, Inc. provide financing to the Company's dealers on a partial and full recourse basis. The Company had reserves of $1,204,000 and $993,000 at August 27, 1994 and August 28, 1993, respectively, for losses on repurchases and dealers subject to recourse provisions. Historically, the Company's repurchases under these agreements have been immaterial with losses of approximately $101,000, $295,000 and $160,000 recorded during fiscal years 1994, 1993 and 1992, respectively.

The Company purchases Class A and Class C chassis and engines from General Motors Corporation-Chevrolet Division and Ford Motor Company; Class C chassis and engines from Volkswagen of America, Inc.; and Class A chassis and engines from Oshkosh Truck Corporation and Spartan Motors, Inc.

The Company self-insures for product liability claims. Self-insurance retention liability varies annually based on market conditions and ranges from $3,000,000 to $5,000,000 per occurrence and $9,000,000 to $12,000,000 in aggregate per year. Liabilities in excess of these amounts are the responsibility of the co-insurer.

During fiscal 1993, the Company recalled 1989 Spectrum motor homes (86 units). As of August 27, 1994, the Company has recorded a $2,255,000 reserve for the motor home recall.

The Federal Trade Commission (FTC) has been conducting an investigation of the Company's LeSharo and Phasar motor homes, Centauri vans and utility vans produced between 1983 and 1986. If the FTC should decide to issue a complaint and seek consumer redress and other equitable relief, the Company believes it would have meritorious defenses to the same.

From time to time, the Company is involved in various legal proceedings which are in the ordinary course of its business, some of which are covered in whole or in part by insurance. Counsel for the Company, based on his present knowledge of pending legal proceedings and after consultation with trial counsel, has advised the Company that, while the outcome of litigation is uncertain, he is of the opinion that it is unlikely that these proceedings will result in any recovery which will materially exceed the Company's reserve for estimated losses. On the basis of such advice, management is of the opinion that the pending legal proceedings will not have any material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 12:  INCOME TAXES
The components of the provision (credit) for income taxes for continuing operations are as follows:

                                 Year ended

                           August 27,   August 28,  August 29,
(dollars in thousands)           1994         1993        1992

Current                       $ 3,649     $    253         $96
Deferred                       (4,961)      (1,340)         --

                              $(1,312)    $(1,087)         $96

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates for continuing operations and before the cumulative effect of accounting changes:


                                                            Year ended
                                  August 27, 1994     August 28, 1993       August 29, 1992
U.S. federal statutory rate                  35.0%               34.0%               (34.0)%
Cash surrender value                         (6.6)              (10.6)                  --
Life insurance premiums                       7.4                10.6                   --
Exempt investment income                     (1.5)                 --                (10.7)
Tax credits                                 (10.8)               (4.0)               (21.5)
(Recorded) unrecorded tax benefits          (32.5)              (32.7)                80.5
Effect of minority interest                    .4                (1.0)               (14.3)
IRS settlement                                 --               (13.3)                  --
Other                                          .5                 3.7                  5.7

Total                                        (8.1)%              (13.3)%               5.7%


The tax effect of significant items comprising the Company's net deferred tax asset are as follows:

                                                     August 27, 1994              August 28,1993
                                          --------------------------------------- --------------
(dollars in thousands)                     Assets     Liabilities           Total          Total
CURRENT
Miscellaneous reserves                    $  3,482        $  (201)       $  3,281        $ 2,487
Non-deductible warranty reserves             1,245             --           1,245          1,391
Bad debt reserves                              967             --             967          1,161
Self-insurance reserve                       1,088             --           1,088          1,886
Less valuation allowance                    (4,329)            --          (4,329)        (6,414)

Subtotal                                     2,453           (201)          2,252            511

NONCURRENT

Postretirement health care benefits          8,074             --           8,074             --
Deferred compensation                        7,424             --           7,424          6,675
Commercial vehicle reserve                      --             --              --          1,092
Property basis differences                     319         (2,211)         (1,892)        (1,687)
AMT credit                                   1,494             --           1,494          1,340
Tax credits                                     --             --              --          1,630
Less valuation allowance                   (11,051)            --         (11,051)        (8,221)

Subtotal                                     6,260         (2,211)          4,049            829

Total                                      $ 8,713        $(2,412)        $ 6,301        $ 1,340


As discussed in note 1, in fiscal 1993, the Company adopted SFAS No. 109 which permits the recognition of future tax benefits only to the extent that realization of such benefits are more likely than not. The likelihood of realizing the Company's gross deferred tax asset (and reduction of the valuation allowance) was reviewed at the beginning of fiscal 1993 and is reviewed and updated periodically with any required adjustments recorded in the period in which the developments on which they are based become known.

Upon adoption of SFAS No. 109 at the beginning of fiscal 1993, the Company recorded $16.9 million of deferred tax assets which represented future tax benefits resulting from differences in the tax basis of assets and liabilities versus their financial accounting basis. At the same time, the full amount of the $16.9 million deferred tax asset was offset by recognizing a deferred tax asset valuation allowance due to the uncertainty of realizing these future tax benefits as a result of the Company's losses in the preceding four years. Accordingly, there was no cumulative effect of this change in accounting principle in fiscal 1993.

In fiscal 1994, the Company recorded a $1.3 million tax benefit due to the level of earnings achieved in fiscal 1994 which increased the likelihood of the Company realizing a portion of its gross deferred tax assets in the future.

During the second quarter of fiscal 1993, the Company received notice that the Joint Committee on Taxation approved the IRS audits of the Company's tax returns for fiscal 1986 through 1988. As a result, the Company recorded an income tax benefit of $1,087,000 from the reversal of income tax reserves previously recorded for the pending IRS audits. However, no additional tax benefits were recorded in fiscal 1993 due to the continuing uncertainty of the Company's ability to realize its deferred tax assets.

Note 13: Supplementary Income Statement Information Supplementary information for continuing operations is as follows:

                                        Year ended
                             August 27,  August 28,   August 29,

(dollars in thousands)       1994        1993         1992

Depreciation                 $7,748      $7,767       $8,098
Advertising                   7,656       5,287        4,478
Maintenance and repairs       6,277       5,577        4,130
Research and development      1,704       1,077        1,820

NOTE 14:  FINANCIAL INCOME AND EXPENSE
The following is a reconciliation of financial expense:

                                                                                    Year ended
(dollars in thousands)                                           August 27,1994   August 28, 1993   August 29, 1992
Net realized gains (losses) on sale of marketable securities            $   257             $ 355             $(592)
Net unrealized losses on marketable equity securities                      (652)              (50)              (33)
Gains (losses) on foreign currency transactions                             (88)             (245)               59
Interest income from investments and receivables                          1,032               407               216
Dividend income                                                             137                35               168
Interest expense                                                         (1,347)             (598)             (403)

                                                                        $  (661)            $ (96)            $(585)

NOTE 15:  DIVIDEND DECLARED
On October 20, 1994, the Board of Directors declared a cash dividend of $.10 per common share payable January 6, 1995, to shareholders of record December 5, 1994.

NOTE 16:  STOCK OPTION PLANS
Options to purchase common stock have been granted at 100 percent of the market price at time of grant, generally pursuant to plans approved by the shareholders. A summary of stock option activity for the years ended August 27, 1994, August 28, 1993 and August 29, 1992 is as follows:

                                                        1994                      1993                      1992
                                                 Shares      Price          Shares     Price          Shares     Price
Outstanding at beginning of year              1,028,000     $4-$18       1,103,100    $4-$18       1,033,934    $4-$18
Options granted                                 170,000          9          10,000         9         175,000       4-5
Options exercised                               (92,500)       4-6         (59,500)      4-6          (3,550)        5
Options cancelled                              (205,000)      4-15         (25,600)     6-15        (102,284)     5-15

Outstanding at end of year                      900,500     $4-$18       1,028,000    $4-$18       1,103,100    $4-$18


Options for 674,100, 817,000 and 600,100 shares at exercise prices of $4-$18 were exercisable at August 27, 1994, August 28, 1993 and August 29, 1992, respectively

NOTE 17: SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid during the year for:
                                          Year ended
(dollars in thousands)  August 27,1994   August 28, 1993   August 29, 1992
Interest                        $  927              $467              $576
Income taxes                     4,269               242               309

NOTE 18:  RELATED PARTY INFORMATION
The Company's chairman of the board and his spouse own 20 percent of the common stock of Cycle-Sat.

During fiscal 1992, the Company and John K. Hanson made additional capital contributions to Cycle-Sat of $10,000,000 (by conversion of previous advances to equity) and $2,500,000, respectively.

The Company is leasing certain facilities, capital equip ment, and other items which were acquired by the Company at an approximate aggregate cost of $1,200,000, as of August 27, 1994, to Cycle-Sat under leases with various expiration dates within the next two fiscal years. In addition, inter-company advances from the Company to Cycle-Sat aggregated $0, $1,096,000 and $0 at August 27, 1994, August 28, 1993 and August 29, 1992, respectively. Interest on advances at August 28, 1993 was charged at prime plus 2 percent. All lease transactions and inter-company advances are eliminated in consolidation.

NOTE 19:  BUSINESS SEGMENT INFORMATION

The Company determined it was appropriate, for fiscal 1994, to define its operations into three business segments: Recreation Vehicles and Other Manufactured Products, which includes all data relative to the manufacturing and selling of its recreational and other manufactured products; Satellite Courier, which relates to Cycle-Sat's satellite courier and tape duplication business; and Financing, which relates to the WAC subsidiary operation. Identifiable assets are those assets used in the operations of each industry seg ment. General Corporate assets consist of cash and cash equivalents, marketable securities, deferred income taxes and other corporate assets. General Corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

For the years ended August 27, 1994, August 28, 1993 and August 29, 1992, the Company's segment informa tion for continuing operations is as follows:

                      Recreation Vehicles
                                and Other                     Electronic
                             Manufactured           Satellite  Component                            General
(dollars in thousands)           Products             Courier   Assembly(2)     Financing         Corporate               Total
1994
Net revenues                     $432,406             $ 18,879     $ --           $   831           $    --           $ 452,116
Operating profit (loss)
     from continuing
     operations                    16,740(1)             1,139       --                NA*           (1,825)             16,054
Identifiable assets               138,884                9,919       --            11,373            23,783             183,959
Depreciation and
     amortization                   4,903                2,299       --                10               586               7,798
Capital expenditures                7,923                  381       --                16             1,212               9,532


Summary information for the Germany subsidiary is as follows: Net revenues - $3,456, Operating loss from operations - $(892), Identifiable assets - $5,939. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

1993
Net revenues                     $364,860             $ 14,837  $ 3,791           $   595                --           $ 384,083
Operating profit (loss)
     from continuing
     operations                    12,888               (1,873)    (108)               NA*           (2,296)              8,611
Identifiable assets               110,608               10,361       --(2)          9,936            26,145             157,050
Depreciation and
     amortization                   4,916                2,246       92                 4               703               7,961
Capital expenditures                5,979                1,288       33                17               354               7,671


Summary information for the Germany subsidiary is as follows: Net revenues - $3,184, Operating loss from operations - $(562), Identifiable assets - $3,779. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

1992
Net revenues                     $281,124             $ 10,210  $ 3,649           $    11               --           $ 294,994
Operating profit (loss)
     from continuing
     operations                     2,879(1)            (3,583)      23                NA*           (1,508)             (2,189)
Identifiable assets                98,013                9,412    2,211             3,479            25,881             138,996
Depreciation and
     amortization                   5,551                2,027       79                 3               663               8,323
Capital expenditures                2,086                  479      239                --               236               3,040


In fiscal 1992, the Company formed a subsidiary in Germany to sell recreation vehicles in Europe. Summary information for the Germany subsidiary is as follows: Net revenues - $1,037, Operating loss from operations - $(155), Identifiable assets - $1,902. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

*Excludes financing operations as they do not report operating profit.

(1)See note 1 regarding the cumulative effect of accounting changes which principally affect this segment.

(2)The Electronic Component Assembly segment, North Iowa Electronics, Inc., was sold by the Company during fiscal 1993.


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
WINNEBAGO INDUSTRIES, INC.
FOREST CITY, IOWA

We have audited the consolidated balance sheets of Winnebago Industries, Inc., and subsidiaries (the Company) as of August 27, 1994 and August 28, 1993 and the related statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended August 27, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries at August 27, 1994 and August 28, 1993, and the results of their operations and their cash flows for each of the three years in the period ended August 27, 1994 in conformity with generally accepted accounting principles.

As discussed in note 1 to the financial statements, the Company changed its method of accounting due to required new accounting standards for individual deferred compensation contracts during the year ended August 29, 1992, changed its method of accounting for income taxes during the year ended August 28, 1993, and changed its method of accounting for postretirement health care and other benefits during the year ended August 27, 1994.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

October 21, 1994


DIRECTORS AND OFFICERS

DIRECTORS

John K. Hanson
Chairman of the Board, Winnebago Industries, Inc.

Fred G. Dohrmann
President and Chief Executive Officer, Winnebago Industries, Inc.

Gerald E. Boman
Former Senior Vice President, Winnebago Industries, Inc.

David G. Croonquist
Former Director and member of the Executive Committee, H.B. Fuller Company

Keith D. Elwick
Former Executive Officer,
Chromalloy Farm and Industrial Equipment Co.

Joseph M. Shuster
Chairman, Teltech

Frederick M. Zimmerman
Department Chair and Director of Graduate Programs in
Manufacturing Engineering, The University of St. Thomas

Francis L. Zrostlik
President/Director, Stellar Industries

Luise V. Hanson
Director Emeritus

OFFICERS

John K. Hanson
Chairman of the Board

Fred G. Dohrmann
President and Chief Executive Officer

Edwin F. Barker
Vice President, Controller and Chief Financial Officer

Raymond M. Beebe
Vice President, General Counsel and Secretary

Jerome V. Clouse
Vice President, Treasurer and International Development

Sharon L. Hansen
Vice President, Administration

Paul D. Hanson
Vice President, Strategic Planning

Bruce D. Hertzke
Vice President, Operations

James P. Jaskoviak
Vice President, Sales and Marketing

SHAREHOLDER INFORMATION

PUBLICATIONS
A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Form 10-K (without exhibits), required to be filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Public Relations Department
Winnebago Industries, Inc.
P.O. Box 152
605 West Crystal Lake Road
Forest City, Iowa 50436
Telephone:  (515) 582-3535

SHAREHOLDER ACCOUNT ASSISTANCE
Registration and Transfer Agent to contact for address changes, account certificates and stock holdings:

Norwest Bank Minnesota, N.A.
161 North Concord Exchange, P.O. Box 738
South St. Paul, Minnesota 55075-0738
Telephone:  (800) 468-9716 or (612) 450-4064

ANNUAL MEETING
The Annual Meeting for shareholders will be held on Wednesday, December 14, 1994 at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

AUDITOR
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

                                   Bulk Rate
                                  U.S. Postage
                                     PAID
                                Minneapolis, MN
                                 Permit No. 43