Form 10-K, Exhibit 13
period 1995-08-26
WINNEBAGO INDUSTRIES INC
filed 1995-11-22
CIK 107687

CORPORATE PROFILE

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. Motor home sales represent more than 80 percent of the Company's revenues. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Vectra(R), Rialta(R) and LuxorTM brand names. The Company markets its recreation vehicles on a wholesale basis to a broadly diversified organization of approximately 360 dealers located throughout the United States, and to a limited extent, in Canada and other foreign countries.

Winnebago Industries also owns an 80 percent interest in Cycle-Sat, Inc., a telecommunications service firm that is a leading distributor of television and radio commercials using satellite, fiber-optic and digital technologies. In addition to Cycle-Sat, service revenue includes floor plan financing of dealer inventories of the Company's products provided by the Company's subsidiary, Winnebago Acceptance Corporation. In fiscal years prior to 1994, service revenues also included revenues from the Company's subsidiary, North Iowa Electronics, Inc., which was sold during fiscal 1993.

MOTOR HOME PRODUCT CLASSIFICATION
The principal kinds of recreation vehicles manufactured by the Company in fiscal 1995 include:


[GRAPHIC]              CLASS A MOTOR HOMES
                       These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area and driver's compartment are designed and produced by Winnebago
                       Industries, Inc. Class A motor homes from Winnebago
                       Industries include: Winnebago Adventurer(R), Brave(R), and Warrior(R); and Itasca Suncruiser(R), Sunrise(R), and
                       Passage(R); Vectra(R); Vectra Grand TourTM; and LuxorTM.

[GRAPHIC]              CLASS B VAN CAMPERS
                       A panel-type truck to which any two of the following conveniences are added; sleeping, kitchen and toilet facilities, also 110-volt electrical hook-up, fresh water storage, city water hook-up and a top extension to provide more head room. Winnebago Industries manufactures the EuroVan Camper conversion for Volkswagen of America and Volkswagen of Canada.

[GRAPHIC OMMITTED]     CLASS C MOTOR HOMES (MINI)
                       These are mini motor homes built on van-type chassis onto which Winnebago Industries constructs a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago MinnieTM and
                       Minnie Winnie(R); Itasca Spirit(R) and Sundancer(R); and the Rialta(R).

ABOUT THE COVER
Winnebago Industries has greatly expanded its motor home lineup for 1996. Enhancing the new lineup are several brand new products including the luxurious Vectra Grand Tour model shown on the front cover.


FINANCIAL HIGHLIGHTS

                                                                  Fiscal Year Ended
                                                              August 26,     August 27,   Percent
(dollars in thousands, except per share data)                   1995           1994        Change
STATEMENT OF OPERATIONS
Manufactured products revenues                             $    458,909    $    432,406     6.1%
Service revenues                                                 25,668          19,710    30.2
Income before taxes                                              19,756          16,133    22.5
Credit for income taxes                                          (8,000)         (1,312)  509.8
Income before cumulative effect of
     accounting change                                           27,756          17,445    59.1
Cumulative effect of accounting change                               --         (20,420)    NMF*
Net income (loss)                                                27,756          (2,975)    NMF*
Income (loss) per common share:
    Income before cumulative effect of accounting change           1.10             .69    59.4
    Net income (loss)                                              1.10            (.12)    NMF*
Weighted average number of shares of common
     stock outstanding                                       25,286,000      25,187,000

BALANCE SHEET
Working capital                                            $     69,694    $     58,523    19.1
Current ratio                                                  2.4 to 1        2.1 to 1
Total assets                                               $    211,630    $    181,748    16.4
Long-term debt                                                   12,678           4,140   206.2
Stockholder's equity                                            100,448          79,710    26.0

Motor home unit sales:
    Class A                                                       5,993           6,820   (12.1)
    Class B                                                       1,014             376   169.7
    Class C                                                       2,853           1,862    53.2
                                                                  9,860           9,058     8.9
         Total


                     Total Net Revenues [bar chart graphic]
                                 (in millions)

                              1992      $295
                              1993      $384
                              1994      $452
                              1995      $485




                      Income (Loss)** [bar chart graphic]
                                 (in millions)

                              1992     $(1.8)
                              1993     $ 9.3
                              1994     $17.4
                              1995     $27.8



                 Income (Loss) Per Share** [bar chart graphic]

                              1992      $(0.07)
                              1993      $ 0.37
                              1994      $ 0.69
                              1995      $ 1.10


*Not meaningful figure.
**Before cumulative effect of accounting change and discontinued operations.


TO OUR SHAREHOLDERS

     Winnebago Industries, Inc. experienced outstanding results in fiscal 1995. For the fourth consecutive year, we have seen a rise in the Company's net revenues, with this year's results setting an all-time record at $484.6 million. This is an increase of 7.2 percent over net revenues of $452.1 million last year.

     Income for fiscal 1995 before the tax credits (recorded in the second and fourth quarters) increased by 22.5 percent to $19.8 million, or 78 cents per share, compared to income before tax credit and cumulative effect of accounting change (see Note 1) of $16.1 million, or 64 cents per share for the previous year. The Company recognized tax credits of $8.0 million, or 32 cents per share, during fiscal 1995, resulting from the reduction of its deferred tax asset valuation allowance which brought net earnings to $27.8 million, or $1.10 per share.

     As an indication of the fundamental strength of our business, cash dividends aggregating 30 cents per share were paid to shareholders during fiscal 1995, the first cash dividends paid since January 1990. On October 19, 1995, the Board of Directors declared a cash dividend of 10 cents per share, payable on December 4, 1995 to shareholders of record as of November 3, 1995.

OPERATING REVIEW
     Sales of manufactured products, primarily motor homes, increased 6.1 percent to $458.9 million in fiscal 1995. This gain was achieved despite a weak motor home market in the third and fourth quarters. The Federal Reserve Board's decisions to raise interest rates through much of 1994 and early 1995 slowed industry demand for motor homes and consequently caused some misalignment of inventory between dealers and motor home manufacturers.

     Inventory levels have returned to a favorable balance and in fact, are now lower than last year at this time. With our present strong backlog of orders, we have made adjustments to our production schedule, increasing factory production through January 1.

     New orders were positively impacted by the warm reception of our 1996 motor home product line by dealers. The Company's dealers recently met in St. Paul, Minn., just two hours from our corporate office and manufacturing facility in Forest City, Iowa. Because of the close proximity, we were able to provide complete tours of our operations to dealers from throughout the U.S. and Canada, giving them an opportunity to view first-hand the quality and scope of our manufacturing processes. The theme for the meeting was "The Inside Story." This report's Review of Operations will include details of that "Inside Story" and our "Customer Driven" approach to developing and marketing our products. It is our intent that customers and shareholders alike feel as good about Winnebago Industries and its prospects as we do.

     Our Cycle-Sat, Inc., subsidiary achieved an increase of 29.5 percent in revenues to $24.4 million in fiscal 1995. The acquisition of the majority of assets of New York based Tape Film, Inc. (TFI) has been finalized and the process of facility consolidation is nearing completion.

MANAGEMENT
     We continue to strengthen our management team. The Company's Board of Directors named Bruce Hertzke chief operating officer on June 22, 1995. Bruce is a 23-year employee who has risen through the production and engineering ranks and thoroughly understands the quality, people and processes needed to manufacture quality motor homes. Donald Olson, former president of Don Olson Firestone was elected a director in December 1994, bringing the board to nine members.

OUTLOOK
     Retail market share of our conventional Class C motor homes has risen approximately 16 percent to an 11.4 percent share in the calendar year-to-date through August, 1995 versus 9.8 percent for the same period last year. We're positioned to make further progress in 1996. Exciting new Class A models such as the luxurious new Vectra Grand Tour have been introduced for 1996, creating additional Class A motor home opportunities for Winnebago Industries as well.

     We are also encouraged by long-term motor home buying trends. Buyers age 50 and older are increasing, and industry studies have shown that there are more younger buyers, 35 to 49, purchasing motor homes for weekend and vacation travel and to spend quality time with their families.

     We also look forward to another year of continued growth at Cycle-Sat. Thank you for your continued support and interest in Winnebago Industries.

Sincerely,


John K. Hanson                        Fred G. Dohrmann
Chairman of the Board                 President and Chief Executive Officer


November 3, 1995


REVIEW OF OPERATIONS

THE INSIDE STORY
     Winnebago Industries has the largest and most technologically advanced motor home manufacturing complex in the world. With 2.8 million square feet of production space under roof, the Company manufactures more than 80 percent of the components required for each motor home on a just-in-time basis.

     "Customer Driven" has special meaning for the Company. We not only seek to please our customers, we try to delight them as well. That makes quality a priority issue. As a result of our Company-wide quality commitment, we have earned Ford Motor Company's Motor Home Transit Bus Quality Award. Many quality objectives were met to receive this award, including the establishment of a Customer Satisfaction Index (CSI) program. Our CSI program includes two separate customer surveys. One focuses on the sales process, while the second deals with service after the sale. This information helps us to identify quality issues and create solutions. CSI is now a critical foundation of our Circle of Excellence dealer recognition program.

     Quality is further ensured through many ongoing programs such as employee empowered action teams, which work to help identify process improvements in their own areas. The number of action teams increased by more than 14 percent in fiscal 1995. The Company also has a team to analyze warranty claims. Through this analysis, the team is able to cure problems in design and manufacturing while avoiding similar warranty claims in the future. This process has reduced the warranty cost per unit manufactured, and increased customer satisfaction in the process.

     We also meet once a week with customers to review their observations and ideas, and combine that with feedback from dealers and marketing research to develop our innovative and functional motor home designs.

     Our customers today are demanding more storage and additional features in their motor homes. To meet these needs, the number of motor homes being built with a sub-floor, or basement-style construction, have increased substantially. In fact, approximately 60 percent of our 1996 motor home production will be dedicated to basement-styled motor home construction.

     To meet these increased demands, the largest RV manufacturing facility in the world just became larger with the construction of a 34,000 square foot addition to the south end of the Company's main assembly facility. Completed in October, the addition allows the Company to manufacture the basement portion of the motor home in an assembly line environment, increasing both our efficiencies and unit capacity, while further improving the quality of these units.

     Previously, the floor sections of basement-styled units were built in stalls, requiring them to be driven in and out of the building several times before reaching the actual assembly lines, not only exposing them to the elements, but also delaying their progress down the main assembly line. The new building addition includes an overhead floor delivery system for quicker assembly and less material handling.

     The addition has also provided the Company with more room to produce parts for another current movement evolving in the motor home industry -- the slide-out room extension system. This system expands the living room area of a motor home by nearly three feet when parked. Winnebago Industries is tripling its production of motor homes with slide-out systems in the 1996 model year. The increased capacity created by the addition will allow us to meet the demands of today's R.V. market and the R.V. market well into the future.

     In 1993 the Vectra brand motor home was introduced. Since July of that same year, Vectra retail sales have been among the top 10 selling brands within the industry. Expanding on that success, our 1996 Class A motor home lineup is joined by the Vectra Grand Tour. This new model is a completely redesigned, wide-body version of our successful Vectra, enhanced to fill the market niche just above the Vectra series.

     The conventional width Vectra model offerings have also increased with the addition of a model with an optional slide-out room extension system. Introduced in the Itasca Suncruiser model last year, the slide-out system proved to be an exceptionally popular option for the Company. As such, we are also introducing the option in our Winnebago Adventurer line as well. The Adventurer and Suncruiser will both offer conventional width/slide-out room models as well as wide-body models in 1996.

     The Winnebago Brave and Itasca Sunrise lines, historically very popular units for the Company, have a brand new exterior design, plus attractive new options such as a driver's door and ducted roof air conditioning to distribute cooled air efficiently throughout the motor home.

     The Winnebago Warrior and Itasca Passage lines offer a full complement of value-priced motor homes in conventional, as well as new basement storage versions.

     New in 1995, the premium Luxor will have styling changes in 1996 with a raised rail chassis and dynamic new graphics.

     The Company experienced an exceptional year in the Class C market. According to an independent research firm, Statistical Surveys, Inc., the Company retailed 11.4 percent of the conventional Class C motor homes in this calendar year through August, up 16.3 percent from our retail market share of
9.8 percent a year ago.

     Our Class C models for 1996 provide unrivaled product flexibility with a comprehensive product range. Winnebago Minnie Winnie and Itasca Sundancer lines offer wide-body basement storage models plus a deluxe version as well. The Winnebago Minnie and Itasca Spirit also offer new deluxe upgrade versions. Further new product offerings will be available when the new chassis with higher gross vehicle weight ratings become available from Ford and Chevrolet later this model year.

     The front-wheel-drive Rialta motor home line introduced last year has also been expanded in the 1996 model year. Two new floor plans have been added that include either a full-size corner bed or twin beds. These floorplans appeal to an additional market of individuals who prefer the increased fuel economy and ease of mobility of the Rialta, while still having the typical motor home floorplan for long-range traveling.

     Commercial Vehicle sales have shown a dramatic rise in the last year, increasing over 200 percent from the number shipped in fiscal 1994. Because of our comprehensive motor home design of interlocking joint construction, extensive sidewall and roof support and steel foundation, we are one of very few motor home manufacturers whose motor homes have the structural integrity to be built as an empty shell. This allows us to build a vast array of interior configurations. These motor home conversions are used for a wide variety of mobile applications ranging from medical and dental clinics to law enforcement offices to bank offices.

OTHER MANUFACTURING
     Original equipment manufacturer (OEM) sales of component parts, such as aluminum extrusions, metal stampings, rotational moldings, vacuum-formed plastics and fiberglass, to outside manufacturers continued to increase. Growth of over 34 percent was realized in fiscal 1995, with sales of $32.2 million versus $24.0 million in the prior year. This increase in OEM sales represents four consecutive years of over 20 percent growth. The Company continues to aggressively utilize any excess operation and machine capacity to its fullest advantage. Creative Aluminum Products Company (CAPCO), our largest OEM division, processed over 27 million pounds of raw aluminum billet in fiscal 1995, over 80 percent of which was manufactured for outside customers.

CYCLE-SAT, INC.
     Fiscal 1995 was another year of revenue growth for the Company's Cycle-Sat subsidiary, the industry leader in the distribution of spot television commercials via satellite and fiber optics. Sales grew 29 percent to $24.4 million from $18.9 million last year.

     Cycle-Sat completed the acquisition of the majority of assets of New York based Tape Film, Inc. (TFI) in March and now is nearing completion of the consolidation process of duplicate offices in New York, Los Angeles and Chicago.

     In addition, Cycle-Sat's broadcast duplication facility in Memphis, Tenn. the nation's largest, has increased its capacity to better accommodate the projected client base increase from the TFI acquisition.

     Cycle-Sat recently inaugurated its newest fiber connection, representing a major development in audio/video transmission. This extension in the "fiber highway" initially stretches between Cycle-Sat's Los Angeles service center and its duplication facility located in Memphis.

     Announced in May 1994, Cycle-Sat became one of the early participants in the Advanced Broadcast Video System (ABVS) fiber loop that Pacific Bell created in Hollywood, Calif. The ABVS is a true digital fiber loop that links movie studios and post-production facilities to Cycle-Sat. With this loop, component digital video materials and CD-quality audio can be finished in post-production, sent to another location for approvals, and then moved through the fiber loop to Cycle-Sat for distribution.

     With the continued growth in Cycle-Sat's client base, management intends to expand the options for transporting completed materials in a high quality format. With the blending of satellite and fiber technology, Cycle-Sat has gained another pathway to complement its satellite distribution network. In addition to increasing the number and locations of sources available for transmission, they now are able to transport television spots to the Memphis facility from Los Angeles at the same time that they are feeding spots from other locations across the country via satellite, offering time and cost efficiencies.

     Cycle-Sat will continue to expand on a national basis the fiber system, as well as the uplink transmission capabilities. The addition of the ABVS fiber link to Memphis and later to the east coast will provide clients with the most economical and time efficient high quality method available for television commercial distribution.

     Installation was also completed in fiscal 1995 of a new Sony BVC-400 Library Management System(TM) (LMS) which automated all daytime satellite feeds, in addition to the nightly feeds. Prior to the conversion to the new enhanced system, the nightly feed was assembled manually and controlled by the computer systems. Now, the commercials are prepared upon receipt from clients and placed on the new LMS system for a completely "hands off" delivery, saving both time and money.


CONSOLIDATED BALANCE SHEETS

(dollars in thousands)                               August 26,   August 27,
                                                        1995         1994
ASSETS
CURRENT ASSETS
Cash and cash equivalents                             $  8,881   $    847
Marketable securities                                    2,144      3,301
Receivables, less allowance for doubtful accounts
    ($1,184 and $1,545 respectively)                    37,807     36,602

Dealer financing receivables less allowance for
    doubtful accounts ($255 and $279, respectively)      9,345      8,565

Inventories                                             53,161     55,450
Prepaid expenses                                         3,342      3,870
Deferred income taxes                                    6,224      2,252
    Total current assets                               120,904    110,887
PROPERTY AND EQUIPMENT, at cost
Land                                                     1,512      1,539
Buildings                                               43,014     40,905
Machinery and equipment                                 77,998     75,139
Transportation equipment                                 7,965      7,985
                                                       130,489    125,568
    Less accumulated depreciation                       87,511     83,970
    Total property and equipment, net                   42,978     41,598

LONG-TERM NOTES RECEIVABLE, less allowances
    ($950 and $2,024, respectively)                      2,465      4,884

INVESTMENT IN LIFE INSURANCE                            15,942     15,479

DEFERRED INCOME TAXES, NET                              14,107      4,049

INTANGIBLE AND OTHER ASSETS                             15,234      4,851

TOTAL ASSETS                                          $211,630   $181,748

See notes to consolidated financial statements.



(dollars in thousands)                               August 26,   August 27,
                                                        1995         1994
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt                  $  3,564   $  2,504
Notes payable                                            4,000      2,300
Accounts payable, trade                                 22,581     24,985
Accrued expenses:
    Insurance                                            4,620      4,175
    Product warranties                                   3,184      3,557
    Vacation liability                                   3,287      3,241
    Promotional                                          1,916      2,111
    Other                                                8,058      9,491
        Total current liabilities                       51,210     52,364
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL
    LEASES                                              12,678      4,140
POSTRETIREMENT HEALTH CARE AND DEFERRED
    COMPENSATION BENEFITS                               45,223     43,391
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY             2,071      2,143
CONTINGENT LIABILITIES AND COMMITMENTS
STOCKHOLDERS' EQUITY
Capital stock common, par value $.50; authorized
    60,000,000 shares                                   12,915     12,911
Additional paid-in capital                              23,658     24,175
Reinvested earnings                                     69,440     49,270
                                                       106,013     86,356
Less treasury stock, at cost                             5,565      6,646
TOTAL STOCKHOLDERS' EQUITY                             100,448     79,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $211,630   $181,748



CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year Ended
(dollars in thousands, except per share data) August 26, 1995   August 27, 1994  August 28, 1993
Revenues
    Manufactured products                        $ 458,909        $ 432,406        $ 364,860
    Service                                         25,668           19,710           19,223
        Total net revenues                         484,577          452,116          384,083
Costs and expenses
    Cost of manufactured products                  397,868          371,995          316,230
    Cost of services                                15,436           11,473           14,620
    Selling and delivery                            26,846           26,882           21,875
    General and administrative                      25,556           24,536           23,388
    Other expense                                      485              262              188
    Minority interest in net (loss) income
        of consolidated subsidiary                     (72)             174             (505)
        Total costs and expenses                   466,119          435,322          375,796
        Operating income                            18,458           16,794            8,287
Financial income (expense)                           1,298             (661)             (96)
Income before income taxes                          19,756           16,133            8,191
Credit for taxes                                    (8,000)          (1,312)          (1,087)
Income before cumulative effect of
    accounting change                               27,756           17,445            9,278
    Cumulative effect of accounting change            --            (20,420)            --
Net income (loss)                                $  27,756        $  (2,975)       $   9,278
Income (loss) per share:
    Income before cumulative effect of
        accounting change                        $    1.10        $     .69        $     .37
    Cumulative effect of accounting change            --               (.81)            --
    Net income (loss)                            $    1.10        $    (.12)       $     .37
Weighted average number of shares of
    stock (in thousands)                            25,286           25,187           25,042


See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended
                                                                  August 26,       August 27,     August 28,
(dollars in thousands)                                               1995            1994            1993
Cash flows from operating activities:
    Net income (loss)                                              $ 27,756        $ (2,975)       $  9,278
Adjustments to reconcile net income (loss) to net cash
    from operating activities:
    Cumulative effect of accounting change                             --            20,420            --
    Depreciation and amortization                                     8,863           7,798           7,961
    Loss (gain) on disposal of property, leases and
        other assets                                                    959             (74)            630
    Provision (credit) for doubtful receivables                         202            (546)          1,496
    Realized and unrealized (gains) and losses on
        trading securities, net                                        (342)            395            (305)
    Investments in trading securities                                (4,373)         (9,869)         (7,922)
    Proceeds from sale of trading securities                          5,872           8,482           7,133
    Minority interest in net (loss) income of consolidated
        subsidiary                                                      (72)            174            (505)
Change in assets and liabilities:
    Increase in receivables and other assets                           (166)         (6,858)         (1,186)
    Decrease (increase) in inventories                                2,289         (14,758)         (5,390)
    (Decrease) increase in accounts payable and accrued
        expenses                                                     (3,541)            455           4,333
    Increase in deferred income taxes                               (14,030)         (4,961)         (1,340)
    Increase in postretirement benefits                               1,832           4,642           2,609
    Other                                                               155            (303)            339
Net cash provided by operating activities                            25,404           2,022          17,131
Cash flows used by investing activities:
    Purchases of property and equipment                              (9,348)         (9,532)         (7,671)
    Proceeds from sale of property and equipment                        499             801             101
    Investments in dealer receivables                               (35,899)        (35,120)        (28,424)
    Collections of dealer receivables                                35,072          33,336          21,671
    Investments in long-term notes receivables and
        other assets                                                 (3,077)         (4,930)         (5,893)
    Proceeds from long-term notes receivables
         and other assets                                             3,029           1,076             294
    Cash paid for acquisition                                        (4,934)           --              --
Net cash used by investing activities                               (14,658)        (14,369)        (19,922)
Cash flows from financing activities and capital
    transactions:
    Net proceeds from notes payable                                   1,700           2,300            --
    Payments of cash dividends                                       (7,586)           --              --
    Payments of long-term debt and capital leases                    (2,494)         (1,850)         (1,528)
    Proceeds from issuance of long-term debt                          5,100             952           1,934
    Proceeds from issuance of common and treasury
        stock                                                           568             554             337
Net cash (used) provided by financing activities and capital
    transactions                                                     (2,712)          1,956             743
Net increase (decrease) in cash and cash equivalents                  8,034         (10,391)         (2,048)
Cash and cash equivalents at beginning of year                          847          11,238          13,286
Cash and cash equivalents at end of year                           $  8,881        $    847        $ 11,238


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

                                                                      Additional
                                              Common Shares             Paid-In        Reinvested           Treasury Stock
(amounts in thousands)                      Number      Amount          Capital         Earnings        Number          Amount
Balance, August 29, 1992                    25,806       $12,903       $ 25,157        $ 42,967            785        $ 8,949

    Proceeds from the sale of common
        stock to employees                       9             5           (346)           --              (60)          (678)
    Net income                                --            --             --             9,278           --             --

Balance, August, 28, 1993                   25,815        12,908         24,811          52,245            725          8,271

    Proceeds from the sale of common
        stock to employees                       7             3           (503)           --              (92)        (1,055)
    Contribution of treasury stock to
        employee stock bonus plan             --            --             (133)           --              (50)          (570)
    Net loss                                  --            --             --            (2,975)          --             --

Balance, August 27, 1994                    25,822        12,911         24,175          49,270            583          6,646

    Proceeds from the sale of common
        stock to employees                       7             4           (517)           --              (95)        (1,081)
    Cash dividends on common stock -
        $.30 per share                        --            --             --            (7,586)          --             --
    Net income                                --            --             --            27,756           --             --

Balance, August 26, 1995                    25,829       $12,915       $ 23,658        $ 69,440            488        $ 5,565


See notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
In fiscal 1995, the Company operated predominantly in three industry segments: the manufacture and sale of recreation vehicles and other manufactured products, the satellite courier and tape duplication business, and floor plan and rental unit financing for selected Winnebago, Itasca, Vectra, Rialta and Luxor dealers.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

In the Consolidated Statements of Operations, service revenues are generated by the satellite courier and tape duplication business, electronic component assembly business (which was sold in August 1993), and dealer floor plan and rental unit financing.

STATEMENT OF CASH FLOWS. For purposes of these statements, cash equivalents include all liquid debt instruments purchased with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53 week fiscal year period. The financial statements presented are all 52 week periods.

MARKETABLE SECURITIES. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective the beginning of fiscal 1995. The adoption of SFAS No. 115 did not significantly affect the Company's financial condition or operating results.

At August 26, 1995, marketable securities are primarily comprised of common stocks and mutual funds. These investments are categorized as trading and, in accordance with SFAS No. 115, are stated at fair value based on quoted market prices. Unrealized gains and losses are included in earnings as a component of financial income and expense. Net realized gains and losses on security transactions are determined on the specific identification basis.

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

PROPERTY AND EQUIPMENT. Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives. Accelerated depreciation methods are used for tax purposes whenever permitted.

INTANGIBLE AND OTHER ASSETS. Included in intangible and other assets are approximately $8.0 million of goodwill and $2.6 million of noncompete agreements related to the acquisition described in Note 2. Amortization is provided using the straight-line method over a 10 year period for goodwill and over the 5 year term of the agreements, for the noncompete agreements.

Management of the Company periodically reviews the carrying value of goodwill and covenants not to compete for potential impairment by comparing the carrying value of these assets with their related, expected future net cash flows. Should the sum of the related, expected future net cash flows be less than the carrying value, management would determine whether an impairment loss should be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. To date, management has determined that no impairment of these assets exists.

PROVISION FOR WARRANTY CLAIMS. Estimated warranty costs are provided at the time of sale of the warranted products.

INCOME TAXES. The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective the beginning of fiscal 1993. This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Allowance for doubtful accounts are based on previous loss experience. Additional amounts are provided through charges to income as management believes necessary after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS: The estimated fair value of long term notes receivable approximates the net carrying value at August 26, 1995 and August 27, 1994, as management believes the respective interest rates are commensurate with the credit, interest rate and prepayment risks involved.

The estimated fair value of the Company's notes payable and long term debt as of August 26, 1995 and August 27, 1994 approximates the carrying value due to the revolving nature of the Company's notes payable and the recent issuance of the Company's debt obligations.

ACCOUNTING CHANGES. In fiscal 1994, the Company was required to adopt SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company elected to recognize the cumulative effect of this obligation. The cumulative effect as of the beginning of fiscal 1994 for adopting SFAS No. 106 was an accrual of postretirement health care costs of $20,420,000 and a decrease in net earnings of $20,420,000 ($.81 per share).

The effect of adopting SFAS No. 106 on income from operations for the fiscal year ended August 27, 1994 was a decrease of $2,943,000 ($.12 per share). See
Note 10 for further information regarding the Company's postretirement health care costs.

RECLASSIFICATIONS. Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2: TFI ACQUISITION
On March 31, 1995, the Company's subsidiary, Cycle-Sat, finalized the purchase of a majority of the assets of the TFI division of MPO Videotronics (MPO), a private company headquartered in Newbury Park, California, for $10,100,000. Cycle-Sat is financing the acquisition through a term loan with Firstar Bank and through terms provided by MPO which aggregate $8,600,000. The agreement with Firstar Bank is guaranteed by the Company.

The acquisition was accounted for as a purchase business combination and the excess of the purchase price over the estimated fair value of the net assets acquired, in the amount of $8,000,000, has been recorded as goodwill. The acquisition had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share.

NOTE 3: SALE OF NORTH IOWA ELECTRONICS, INC.
In August 1993, the Company sold certain assets and liabilities of its electronic component assembly business, North Iowa Electronics, Inc. (NIE). Under the terms of the agreement, the net assets of NIE were sold for $1.7 million. NIE's operations were not material in relation to the Company's results of operations or financial condition.

NOTE 4: DEALER FINANCING RECEIVABLES
Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle with the entire balance generally due at the end of one year. At August 26, 1995, the Company had certain concentration of credit risks whereby $8,534,000 of dealer financing receivables were due from one dealer.

Rental program receivables are collaterialized by recreation vehicles and provide for a 10 percent down payment and a 2 percent monthly reduction of the outstanding balance with the balance due in full at the end of one year.

NOTE 5: INVENTORIES
Inventories consist of the following:

                               Aug. 26,     Aug. 27,
(dollars in thousands)             1995         1994
Finished goods                 $ 19,855     $ 21,675
Work in process                  14,223       13,807
Raw materials                    34,704       33,800
                                 68,782       69,282

LIFO reserve                     15,621       13,832
                               $ 53,161     $ 55,450

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 6: GUARANTEED OPERATING LEASES
During fiscal years 1988 through 1992, Cycle-Sat entered into various non-cancelable operating leases, of which certain leases have been guaranteed by Winnebago Industries. These leases expire through 1999. Rent expense of $2,549,000 , $2,070,000, and $2,218,000 was recorded under these leases during the years ended August 26, 1995, August 27, 1994, and August 28, 1993, respectively. Future minimum lease payments under such leases are as follows (dollars in thousands); 1996 - $2,710, 1997 - $2,784, 1998 - $2,679, 1999 -
$2,514, 2000 - $2,589. Total future minimum lease payments are $13,276,000 of which $820,000 is guaranteed by Winnebago Industries.

NOTE 7: LONG-TERM NOTES RECEIVABLE
Long-term notes receivable of $2,465,000 and $4,884,000 at August 26, 1995 and August 27, 1994, respectively, are primarily collateralized by dealer inventories and real estate. The notes had weighted average interest rates of
8.1 percent per annum and 7.4 percent per annum at August 26, 1995 and August 27, 1994, respectively, and have various maturity dates ranging through June 2001.

NOTE 8: NOTES PAYABLE
Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                             Available
                            Credit Lines                Outstanding                Interest Rate
                         Aug. 26      Aug. 27       Aug. 26      Aug. 27   Aug. 26       Aug. 27
(dollars in thousands)    1995          1994         1995         1994       1995         1994
Notes payable:
    NationsCredit       $30,000       $12,000       $ --         $ --          --           --
    Firstar Bank          4,300         3,000        4,000        2,300      7.4%         9.0%
        Total           $34,300       $15,000       $4,000       $2,300


                                     Maximum                        Average               Weighted Average Interest
                                   Outstanding                    Outstanding                 Rate During Year*
                            Aug. 26,  Aug. 27,    Aug. 28,   Aug. 26,  Aug. 27,    Aug. 28,   Aug. 26,   Aug. 27,  Aug.  28,
(dollars in thousands)       1995       1994        1993       1995      1994        1993       1995       1994       1993
Notes payable:
    NationsCredit           $2,000     $7,000     $10,500     $   58     $  951     $3,937      9.6%       6.1%       7.1%
    Firstar Bank             4,000      2,300        --        2,711      1,030       --        8.5%       8.4%         --
        Total                                                 $2,769     $1,981    $ 3,937

*Based on the approximate average aggregate amount outstanding during the year and the interest rate.

The Company and Cycle-Sat maintain a line of credit with Firstar Bank Cedar Rapids. Terms of the agreement limit the amount advanced to the lesser of $4,500,000 or the sum of the base of 80 percent of Cycle-Sat's eligible accounts receivable and 50 percent of its inventory. The agreement bears interest at the 90 day LIBOR rate, plus 150 basis points. (7.4 percent per annum at August 26, 1995) and contains certain restrictive covenants as defined in the agreement. Borrowings under the line of credit are secured by Cycle-Sat's accounts receivable and inventories and have been guaranteed by the Company. The line of credit expires February 1, 1996. The outstanding balance under the line of credit at August 26, 1995 was $4,000,000. As of August 26, 1995, Cycle-Sat had $300,000 of unused borrowings available.

Since March 1992, the Company has had a financing and security agreement with NationsCredit Corporation (NationsCredit) formerly Chrysler First Commercial Corporation.

Terms of the agreement limit borrowings to the lesser of $30,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles and motor home chassis and related components). Borrowings are secured by the Company's receivables and inventory. The agreement bears interest at the prime rate, as defined in the agreement, plus 50 basis points. The line of credit is available through March 31, 1997, and continues during successive one-year periods unless either party provides at least 90-days notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement also contains certain restrictive covenants including maintenance of minimum net worth, working capital and current ratio. As of August 26, 1995, the Company was in compliance with these covenants. There were no outstanding borrowings under the line of credit at August 26, 1995 or August 27, 1994.

NOTE 9: LONG-TERM BORROWINGS AND OBLIGATIONS UNDER CAPITAL LEASES

                                          Outstanding August 26, 1995            Outstanding August 27, 1994
                                      Short      Long        Interest          Short        Long      Interest
(dollars in thousands)                 Term      Term          Rate             Term        Term        Rate
Long-term borrowings                  $2,567    $11,770     5.5 - 8.75%       $   765     $ 3,299   5.5-8.75%
Obligations under capital lease          997        908     8.7 - 13.7%         1,739         841   8.7-14.1%
Total Debt                            $3,564    $12,678                       $ 2,504     $ 4,140

In March 1995, Cycle-Sat entered into a series of long-term borrowings to finance the acquisition of a majority of the assets of the TFI division of MPO. First Cycle-Sat entered into a $4,400,000 term loan agreement with Firstar Bank. Terms of the agreement call for quarterly payments of interest for 18 months, followed by quarterly payments of principal and interest to amortize the remaining balance over 36 months. The note bears interest at the 90 day LIBOR rate, plus 250 basis points. (8.4 percent per annum at August 26, 1995.) and is guaranteed by the Company. The outstanding balance under this agreement at August 26, 1995 was $4,400,000.

Second, Cycle-Sat entered into a $4,200,000 note payable with MPO. The note requires quarterly payments of principal and interest through March of 1998 and the interest rate is fixed at 8 percent per annum and is guaranteed by the Company. The outstanding balance under this note at August 26, 1995 was $3,886,000.

Finally, Cycle-Sat entered into a three-year note payable in the amount of $1,425,000 requiring quarterly payments of principal and interest through maturity of the note. Interest is fixed at 8 percent per annum and the note is guaranteed by the Company. The outstanding balance under this note at August 26, 1995 was $1,319,000.

During fiscal 1994, the Company and Winnebago RV, Inc. entered into a $2,001,000 financing agreement with 1st Source Bank for the purchase of a 1990 King Air 350 airplane. Terms of the agreement call for 35 monthly installment payments beginning August 28, 1994, and a 36th payment to pay off the remaining principal and interest balance under the agreement. The agreement is secured by the airplane. The outstanding balance under this agreement at August 26, 1995 and August 27, 1994 was $1,855,000 and $2,001,000, respectively, with an interest rate of 7.95 percent per annum.

During fiscal year 1993, the Company and Winnebago Industries Europe GmbH (WIE), a wholly owned subsidiary of the Company, entered into a financing arrangement with Volksbank Saarbrucken-St. Ingebert eG to finance the acquisition and renovation of a new facility in Kirkel, Saarland, Germany. The financing arrangement includes four loans with interest rates ranging from 5.5% to 8.75 percent per annum. All four of the loans have been advanced to WIE in the aggregate amount of $2,039,000 which require various repayment terms through 2008. The loans are secured by real estate and improvements of the new facility.

During fiscal 1991 and 1990, the Company and Cycle-Sat entered into sale/leaseback agreements for most of Cycle-Sat's equipment which provided cash of approximately $5,600,000 and a gain of $766,000 which is being deferred and amortized over the terms of the respective leases. These leases have terms of 60 to 72 months, have been recorded as capital leases, and are guaranteed by the Company. Also, during fiscal 1995, 1994, and 1993, Cycle-Sat entered into additional capital lease arrangements for property approximating $1,292,000, $444,000, and $842,000, respectively.

Assets and accumulated amortization related to capital leases were approximately $7,368,000 and $5,013,000 at August 26, 1995 and $7,606,000 and $4,978,000 at
August 27, 1994, respectively.

Maturities of long-term debt for the next five years are as follows (dollars in thousands); 1996 - $3,564; 1997 - $5,752; 1998 - $3,514; 1999 - $1,819; 2000 -
$264.

NOTE 10: EMPLOYEE RETIREMENT PLANS
The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash and common stock valued at market for fiscal years 1995, 1994 and 1993 were $2,106,000, $1,444,000, and
$2,084,000, respectively.

The Company has an Executive Split Dollar Life Insurance Plan. Investments in the plan consist of life insurance policies, with the cash surrender values recorded in the accompanying balance sheets. Upon the termination or death of a participating executive, the Company receives its cash investment in the policy, with any excess proceeds remitted directly to the policy beneficiary.

The Company also has a nonqualified deferred compensation program which permits key employees and directors to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is fixed based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the age of 55, with five years of service since the first deferral was made. For deferrals prior to December 1992, vesting also occurs after 20 years of service. Deferred compensation expense was $1,629,000, $2,056,000 and $2,619,000 in fiscal 1995, 1994 and 1993, respectively. Total deferred compensation liabilities were $20,673,000, and $20,322,000 at August 26, 1995 and August 27, 1994, respectively.

Also, to assist in funding the retirement benefits of the program, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies are presented as assets (net of borrowings of $7,054,000, and $3,683,000 at August 26, 1995 and August 27, 1994, respectively)
of the Company in the accompanying balance sheets.

The Company provides certain health care and other benefits for certain retired employees who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and current age. In fiscal 1993, the Company recognized on a "pay-as-you-go" basis expense of $501,000 for postretirement health care benefits, which is not comparable with subsequent years' expenses. As discussed in Note 1, the Company implemented SFAS No. 106 as of August 29, 1993 on the immediate recognition basis. The Company's postretirement health care plan currently is not funded. The status of the plan is as follows:

Accumulated postretirement benefit obligation at August 26, 1995 and August 27, 1994:

                            Aug. 26,  Aug. 27,
(dollars in thousands)         1995     1994
Retirees                    $ 3,232  $ 2,336
Fully eligible active plan
  participants                3,864    2,777
Other active plan
participants                 14,345    9,651
                             21,441   14,764
Unrecognized net gain         3,109    8,305
Accrued postretirement
  benefit liability
  recognized in financial
  statements                $24,550  $23,069


Net postretirement benefit expense for the fiscal years ended August 26, 1995 and August 27, 1994 consisted of the following components:

                            Aug. 26,    Aug. 27,
(dollars in thousands)       1995         1994
Service cost-benefits
 earned during the  year    $1,047     $1,624

Interest cost on
 accumulated postretirement
 obligation                  1,171      1,319

Net amortization and
  deferral                    (379)      --
                             $1,839     $2,943

The assumed pre-65 and post-65 health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of August 26, 1995 was 10.1 percent and 9.1 percent, respectively for 1995, decreasing each successive year until it reaches 5.5 percent in 2020 after which it remains constant. A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of August 26, 1995 by approximately $5,407,000. The effect of this change on the net postretirement health care cost for fiscal 1996 would be to increase it by approximately $841,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent at August 26, 1995 and 8.0 percent at August 27, 1994. Unrecognized net gains result primarily from changes in discount rates, as well as increases in the premiums charged to retirees. The unrecognized net gain will be amortized over the average remaining service of active participants (18 years).

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS
It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financing on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on his agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reduction based on the time since the date of the original invoice. The Company's contingent liability on all repurchase agreements was approximately $120,487,000 and $118,954,000 at August 26, 1995 and August 27,
1994, respectively. Included in these contingent liabilities are approximately $37,616,000 and $36,231,000, respectively of certain dealer receivables subject to recourse agreements with NationsCredit and John Deere Credit, Inc. In fiscal 1992, the Company entered into an Inventory Floor-Plan Finance Agreement with NationsCredit, whereby NationsCredit provides financing to certain dealers subject to NationsCredit approval and full recourse to the Company. In addition, John Deere Credit, Inc. provides financing to the Company's dealers on a partial and full recourse basis. The Company had reserves of $1,086,000 and $1,204,000 at August 26, 1995 and August 27, 1994, respectively, for sales subject to repurchase and recourse provisions. Historically, the Company's repurchases under these agreements have been immaterial with losses of approximately $212,000, $101,000, and $295,000 recorded during fiscal years 1995, 1994 and
1993, respectively.

The Company self-insures for product liability claims. Self-insurance retention liability varies annually based on market conditions and ranges from $2,750,000 to $5,000,000 per occurrence and $8,750,000 to $12,000,000 in aggregate per policy year (fiscal 1988 to fiscal 1995). Liabilities in excess of these amounts are the responsibility of the insurer.

During fiscal 1995, the Company guaranteed certain debt obligations of an unaffiliated party totaling $4,500,000. The Company believes that this obligation will be repaid and has therefore provided no reserve for this contingency at August 26, 1995.

From time to time, the Company is involved in various legal proceedings which occur in the ordinary course of its business, some of which are covered in whole or in part by insurance. Counsel for the Company, has advised management that, while the outcome of litigation is uncertain, he is of the opinion based on his present knowledge of pending legal proceedings and after consultation with trial counsel, that it is unlikely that these proceedings will result in any recovery which will materially exceed the Company's reserve for estimated losses. On the basis of such advice, management is of the opinion that the pending legal proceedings will not have any material adverse effect on the Company's financial position, results of operations or liquidity.


NOTE 12: INCOME TAXES
The components of the provision (credit) for income taxes for operations are as follows:

                              Year Ended
(dollars in       August 26,   August 27,   August 28,
thousands)         1995         1994         1993

Current         $  6,030      $ 3,649      $   253
Deferred         (14,030)      (4,961)      (1,340)
                  (8,000)      (1,312)      (1,087)

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates before the cumulative effect of accounting change:

                                                                             Year ended
                                            August 26, 1995       August 27, 1994       August 28, 1993
U.S. federal statutory rate                       35.0%                35.0%                 34.0%
Cash surrender value                              (1.5)                (6.6)                (10.6)
Life insurance premiums                             .8                  7.4                  10.6
Tax credits                                       (2.0)               (10.8)                 (4.0)
Utilization of net operating loss carryforwards   --                     --                 (34.0)
Effect of change in valuation allowance          (77.9)               (32.5)                  1.3
IRS settlement                                    --                     --                 (13.3)
Net loss of German subsidiary not included in
    consolidated return                            1.7                  3.1                   3.1
Other                                              3.4                 (3.7)                  (.4)

Total                                            (40.5)%               (8.1)%               (13.3)%

The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                            August 26, 1995      August 27, 1994
(dollars in thousands)                Assets Liabilities  Total      Total
CURRENT
Miscellaneous reserves               $ 3,076  $  (124)  $  2,952   $  3,281
Non-deductible warranty reserves       1,114     --        1,114      1,245
Bad debt reserves                        700     --          700        967
Self-insurance reserve                 1,458     --        1,458      1,088
Less valuation allowance                --       --         --       (4,329)

Subtotal                               6,348     (124)     6,224      2,252

NONCURRENT
Postretirement health care benefits    8,592     --        8,592      8,074
Deferred compensation                  7,599     --        7,599      7,424
Accelerated depreciation                --     (2,315)    (2,315)      --
Property basis differences              --       --         --       (1,892)
AMT credit                              --       --         --        1,494
Other                                    231     --          231       --
Less valuation allowance                --       --         --      (11,051)

Subtotal                              16,422   (2,315)    14,107      4,049

Total                                $22,770  $(2,439)  $ 20,331   $  6,301

As discussed in Note 1, in fiscal 1993, the Company adopted SFAS No. 109 which permits the recognition of future tax benefits only to the extent that realization of such benefits are more likely than not. The likelihood of realizing the Company's gross deferred tax assets (and reduction of the valuation allowance) was reviewed at the beginning of fiscal 1993 and is reviewed and updated periodically with any required adjustments recorded in the period in which the developments on which they are based become known.

Upon adoption of SFAS No. 109 at the beginning of fiscal 1993, the Company recorded $16,900,000 of deferred tax assets which represented future tax benefits resulting from differences in the tax basis of assets and liabilities versus their financial accounting basis. At the same time, the full amount of the $16,900,000 deferred tax assets was offset by recognizing a deferred tax assets valuation allowance due to the uncertainty of realizing these future tax benefits as a result of the Company's losses in the preceding four years. Accordingly, there was no cumulative effect of this change in accounting principle in fiscal 1993.

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

In fiscal 1994, the Company recorded a $1,300,000 tax benefit due to the level of earnings achieved in fiscal 1994 which increased the likelihood of the Company realizing a portion of its gross deferred tax assets in the future.

At the beginning of fiscal 1995, the Company had a valuation allowance of $15,400,000 related to its deferred tax assets due to uncertainty as to future utilization of those assets. During 1995, the valuation allowance was reduced as income was earned. In addition, in the second and fourth quarters of fiscal 1995, the Company recognized tax benefits of $6,000,000 and $2,000,000, respectively, due to continued trend of earnings which increased the likelihood that the Company will realize its gross deferred tax assets in the future, thus eliminating the need of the valuation allowance.

NOTE 13: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                         Year ended
(dollars in thousands)                      August 26,    August 27,  August 28,
                                               1995          1994        1993
Net realized gains on sale of
    trading securities                       $   101      $   257      $ 355
Net unrealized gains (losses) on trading
    securities                                   241         (652)       (50)
Gains (losses) on foreign currency
    transactions                               1,213          (88)      (245)
Interest income from investments and
    receivables                                1,310        1,032        407
Dividend income                                  184          137         35
Interest expense                              (1,751)      (1,347)      (598)

                                             $ 1,298      $  (661)     $ (96)

NOTE 14: DIVIDEND DECLARED
On October 19, 1995, the Board of Directors declared a cash dividend of $.10 per common share payable December 4, 1995, to shareholders of record November 3, 1995.

NOTE 15: STOCK OPTION PLANS
Options to purchase common stock have been granted at 100 percent of the market price at time of grant, generally pursuant to plans approved by the shareholders. A summary of stock option activity for the years ended August 26, 1995, August 27, 1994 and August 28, 1993 is as follows:


                                          1995                  1994                     1993
                                              Price                  Price                    Price
                                               per                    per                      per
                                   Shares     share       Shares     share        Shares      share
Outstanding at beginning of year   900,500   $4-$18     1,028,000    $4-$18      1,103,000   $4-$18
Options granted                     10,000       10       170,000         9         10,000        9
Options exercised                  (94,833)   4 - 9       (92,500)      4-6        (59,500)     4-6
Options canceled                   (51,667)  9 - 18      (205,000)     4-15        (25,600)    6-15
Outstanding at end of year         764,000 $4 - $12       900,500    $4-$18      1,028,000   $4-$18


Options for 654,000, 674,100, and 817,000 shares at exercise prices of $4-$18 per share were exercisable at August 26, 1995, August 27, 1994, and August 28, 1993, respectively.

NOTE 16: SUPPLEMENTAL CASH FLOW DISCLOSURE Cash paid during the year for:

                                               Year ended
(dollars in thousands)    August 26, 1995    August 27, 1994    August 28, 1993
Interest                       $1,911             $  927            $467
Income taxes                    6,989              4,269             242

In fiscal 1995, the Company entered into $5.7 million of financing transactions in conjunction with the acquisition described in Note 2 which did not effect cash.

NOTE 17: BUSINESS SEGMENT INFORMATION
The Company defines its operations into three business segments; Recreation Vehicles and Other Manufactured Products, which includes all data relative to the manufacturing and selling of its recreational and other manufactured products; Satellite Courier, which relates to Cycle-Sat's satellite courier and tape duplication business, and Financing, which relates to the WAC subsidiary operation. Identifiable assets are those assets used in the operations of each industry segment. General Corporate assets consist of cash and cash equivalents, marketable securities, deferred income taxes and other corporate assets. General Corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

For the years ended August 26, 1995, August 27, 1994 and August 28, 1993, the Company's segment information is as follows:

                              Recreation
                               Vehicles
                              and Other                    Electronic
                            Manufactured     Satellite      Component                       General
(dollars in thousands)        Products        Courier      Assembly (1)    Financing       Corporate         Total
1995
Net revenues                  $458,909       $ 24,448        $  --          $  1,220            --          $484,577
                                                                                                            --------
Operating income (loss)         19,053            282           --                NA*         (1,866)         17,469
Identifiable assets            135,036         21,300           --            12,690          42,604         211,630
Depreciation and
    amortization                 5,292          2,700           --                12             859           8,863
Capital expenditures             7,977            822           --                16             533           9,348

Summary information for the German subsidiary is as follows: Net revenues -
$ 8,834. Operating loss - $ (1,209), Identifiable assets - $9,426. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

1994
Net revenues                  $432,406       $ 18,879        $  --          $    831            --          $452,116
Operating income (loss)         16,740(2)       1,139           --                NA*         (1,825)         16,054
Identifiable assets            138,884          9,919           --            11,373          21,572         181,748
Depreciation and
    amortization                 4,903          2,299           --                10             586           7,798
Capital expenditures             7,923            381           --                16           1,212           9,532

Summary information for the German subsidiary is as follows: Net revenues -
$3,456. Operating loss - $(892), Identifiable assets - $5,939. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

1993
Net revenues                  $364,860       $ 14,837        $ 3,791        $    595            --          $384,083
Operating income (loss)         12,888         (1,873)          (108)             NA*         (2,296)          8,611
Identifiable assets            110,608         10,361           --             9,936          26,145         157,050
Depreciation and
    amortization                 4,916          2,246             92               4             703           7,961
Capital expenditures             5,979          1,288             33              17             354           7,671


Summary information for the German subsidiary is as follows: Net revenues - $3,184. Operating loss - $(562), Identifiable assets - $3,779. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

*    Excludes financing operations as they do not report operating income.

(1) The Electronic Component Assembly segment, North Iowa Electronics, Inc. was sold by the Company during fiscal 1993.

(2) See Note 1 regarding the cumulative effect of accounting change which principally affects this segment.

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

RESULTS OF OPERATIONS
FISCAL 1995 COMPARED TO FISCAL 1994
Net revenues for manufactured products were $458,909,000 for fiscal 1995 an increase of $26,503,000, or 6.1 percent, from fiscal 1994. Motor home shipments (Classes A, B and C) were 9,860 units, an increase of 802 units, or 8.9 percent, during fiscal 1995 compared to fiscal 1994. The relatively higher growth in unit sales is due to an increase in volume of the lower-priced Class C models and the favorable market acceptance of the Class B model. Due to the initial favorable order position the Company is experiencing starting off the 1996 fiscal year, the Company is optimistic that the demand for its RV products will remain strong.

Service revenues were $25,668,000 for fiscal 1995 an increase of $5,958,000, or
30.2 percent from fiscal 1994. Cycle-Sat recorded revenues of $24,448,000, an increase of $5,569,000, or 29.5 percent, primarily due to increased revenues of $5,259,000 during fiscal 1995 generated through the acquisition of TFI.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.7 percent for fiscal 1995 compared to 86.0 percent for fiscal 1994. This increase primarily reflects the shift in mix during fiscal 1995 from Class A to Class C motor homes, which typically carry lower margins.

Cost of services, as a percent of service revenues, increased during fiscal 1995 to 60.1 percent from 58.2 percent during fiscal 1994. This increase can be attributed to increased operating costs at Cycle-Sat which amounted to 63.1 percent in fiscal 1995 compared to 60.8 percent in fiscal 1994.

Selling and delivery expenses remained fairly stable in fiscal 1995 as compared to fiscal 1994 and decreased in fiscal 1995, as a percentage of net revenues, to
5.5 percent in fiscal 1995 from 5.9 percent in fiscal 1994, primarily due to increased revenue during fiscal 1995.

General and administrative expenses increased by $1,020,000 to $25,556,000 comparing fiscal 1995 to fiscal 1994 but decreased as a percentage of net revenues to 5.3 percent from 5.4 percent. The increase in dollars primarily reflects an increase in Cycle-Sat spending, increases in the Company's provisions for product liability expenses and increases in Winnebago Industries Europe GmbH (WIE) spending, offset partially by a reduction in the Company's cost for postretirement benefits.

Other expense was $485,000 in fiscal 1995 compared to $262,000 in fiscal 1994. The primary reasons for the increase were the write-off of $673,000 by Cycle-Sat of its flat antenna assets (discontinued during fiscal 1995) and the closing of the Company's customer service facility in Texas. Partially offsetting these was an increase in lease income from the Company's public warehousing activities.

For fiscal 1995, the Company had net financial income of $1,298,000 compared to net financial expense of $661,000 during fiscal 1994. During fiscal 1995, the Company recorded foreign currency transaction gains of $1,213,000 and $342,000 of realized and unrealized gains in its trading securities portfolio. During fiscal 1994, the Company recorded an interest payment to the Internal Revenue Service of $419,000 relating to the resolution of pending income tax issues and $395,000 of realized and unrealized losses in its trading securities portfolio.

For fiscal 1995, the Company reported income from operations of $19,756,000 which consisted primarily of income from manufactured products operations of $17,698,000 and a loss from Cycle-Sat operations of $179,000. Credit for income taxes of $8,000,000 is the result of reductions of the Company's deferred tax asset valuation allowance.

For fiscal 1994, the Company reported income before the cumulative effect of an accounting change of $17,445,000 which consisted primarily of income from the manufactured products operations of $13,800,000 and from Cycle-Sat operations of $695,000. Credit for income taxes of $1,312,000 was the result of the increased likelihood of the Company realizing a portion of the deferred tax assets in the future because of improved earnings. In fiscal 1994, the Company was required to adopt FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. This change in accounting principle resulted in a cumulative non-cash charge at the beginning of fiscal 1994 of $20,420,000, or $.81 per share.

For fiscal 1995, the Company had net income of $27,756,000, or $1.10 per share, compared to fiscal 1994's net loss of $2,975,000, or $.12 per share.

FISCAL 1994 COMPARED TO FISCAL 1993
Net revenues for manufactured products for fiscal 1994 increased $67,546,000, or
18.5 percent, from fiscal 1993. Motor home shipments (Classes A, B and C) increased by 965 units, or 11.9 percent, during fiscal 1994 compared to fiscal 1993. The relatively higher growth in dollar sales was due to an increase in volume of higher-priced Class A models.

Service revenues for fiscal 1994 increased $487,000, or 2.5 percent from fiscal 1993. Cycle-Sat recorded revenues of $18,879,000, an increase of $4,042,000, or
27.2 percent, due to increased revenues from established customers as well as revenues generated with new customers. Negatively impacting fiscal 1994 service revenues, was the absence of revenues of North Iowa Electronics, Inc. (NIE) (an electronic component assembly business), which was sold during August 1993.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.0 percent for fiscal 1994 compared to 86.7 percent during fiscal 1993. This decrease primarily reflected a shift in shipments to a more favorable product mix and to increased motor home production volume.

Cost of services, as a percent of service revenues, decreased during fiscal 1994 to 58.2 percent from 76.1 percent during fiscal 1993. This percentage decrease can be attributed to the increase in Cycle-Sat revenues and to a reduction in lease expense at Cycle-Sat due to a renegotiation of its satellite lease agreement.

Selling and delivery expenses increased $5,007,000 to $26,882,000 and, as a percentage of net revenues, to 5.9 percent from 5.7 percent comparing fiscal 1994 to fiscal 1993. The increases can be attributed primarily to increased promotional and advertising expenses.

General and administrative expenses increased by $1,148,000 to $24,536,000 comparing fiscal 1994 to fiscal 1993, but decreased as a percentage of net revenues to 5.4 percent from 6.1 percent. The increase in dollars primarily reflected an increase in the Company's product liability settlements and increased spending by Cycle-Sat.

Other expense was $262,000 in fiscal 1994 compared to $188,000 in fiscal 1993. The primary reasons for the change were an expiration of leases which generated lease income for Winnebago Acceptance Corporation (WAC) during fiscal 1993 offset partially by reduced costs incurred by the Company under its repurchase agreements with lending institutions who have provided wholesale floor plan financing to the Company's dealers.

For fiscal 1994, the Company had net financial expense of $661,000 compared to net financial expense of $96,000 during fiscal 1993. During fiscal 1994, the Company recorded an interest payment to the Internal Revenue Service of $419,000 relating to the resolution of pending income tax issues and $395,000 of realized and unrealized losses in its trading securities portfolio. During fiscal 1993, the Company recorded a consolidated foreign exchange loss of $245,000, principally due to WIE operations and interest expense of $598,000. Partially offsetting this was income from interest and dividends of $442,000 and realized gains of $355,000 in the Company's trading securities portfolio.

For fiscal 1994, the Company reported income before the cumulative effect of an accounting change of $17,445,000 which consisted primarily of income from the manufactured products operations of $13,800,000 and from Cycle-Sat operations of $695,000. Credit for income taxes of $1,312,000 was the result of the increased likelihood of the Company realizing a portion of the deferred tax assets in the future because of improved earnings. In fiscal 1994, the Company was required to adopt FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. This change in accounting principle resulted in a cumulative non-cash charge at the beginning of fiscal 1994 of $20,420,000, or $.81 per share.

For fiscal 1993, the Company reported net income of $9,278,000 which consisted primarily of income from the manufactured products operations of $11,922,000 and a loss from Cycle-Sat operations of $2,021,000. Credit for income taxes of $1,087,000 was the result of an IRS settlement. During fiscal year 1993, taxable income was offset by net operating loss carryforwards.

For fiscal 1994, the Company had a net loss of $2,975,000, or $.12 per share, compared to fiscal 1993's net income of $9,278,000, or $.37 per share.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND RESOURCES
The Company meets its working capital and capital equipment requirements and cash requirements of subsidiaries with funds generated internally and funds from agreements with financial institutions.

At August 26, 1995, working capital was $69,694,000, an increase of $11,171,000 from the amount at August 27, 1994. Cash provided by operations was $25,404,000, $2,022,000 and $17,131,000 during fiscal years ended August 26, 1995, August 27, 1994, and August 28, 1993, respectively. Operating cash flows were lower in fiscal 1994 due primarily to an increase in inventory levels. Cash flows used by investing activities, which includes investments in dealer receivables, long-term notes receivables and capital expenditures, amounted to $14,658,000, $14,369,000 and $19,922,000 for the fiscal years ended August 26, 1995, August 27, 1994, and August 28, 1993, respectively. Capital expenditures were $9,348,000 in fiscal 1995 compared to $9,532,000 in fiscal 1994 and $7,671,000 in fiscal 1993. Net cash used by financing activities was $2,712,000 in fiscal 1995 compared to cash provided by financing activities of $1,956,000 and $743,000 during fiscal years 1994 and 1993, respectively. The change from provided by to used by was due primarily to the Company's decision in fiscal 1995 to pay cash dividends.(See Consolidated Statements of Cash Flows.).

The Company's principal sources of liquidity consisted principally of cash and marketable securities in the amount of $11,025,000 at August 26, 1995 compared to $4,148,000 at August 27, 1994.

The Company also has available a line of credit for $30,000,000, (or 75 percent of eligible inventory, whichever is less) through a financing and security agreement with NationsCredit Corporation. There were no outstanding borrowings under the line of credit at August 26, 1995. Additionally, Cycle-Sat has a line of credit for $4,500,000 (or the sum of the base of 80 percent of Cycle-Sat eligible accounts receivable and 50 percent of its inventory, whichever is less) with Firstar Bank Cedar Rapids, NA. Cycle-Sat had $300,000 of unused borrowings available under the line of credit at August 26, 1995.
(See Note 8.)

Principal expected demands at August 26, 1995 on the Company's liquid assets for fiscal 1996 include approximately $7,800,000 of capital expenditures (primarily equipment replacements), payments on maturities of long-term debt of $3,564,000 and payment of cash dividends.

Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover both short term and long term operating requirements.

IMPACT OF INFLATION
Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its products.

SELECTED FINANCIAL DATA

                                                   August 26,       August 27,       August 28,      August 29,    August 31,(1)
(dollars in thousands, except per share data)         1995             1994             1993             1992             1991
STATEMENT OF OPERATIONS
Net revenues                                       $ 484,577        $ 452,116        $ 384,083        $ 294,994        $ 222,648
Income (loss) before taxes                            19,756           16,133            8,191           (1,673)         (21,669)
(Credit) provision for income taxes                   (8,000)          (1,312)          (1,087)              96           (5,398)
Income (loss) from continuing operations              27,756           17,445            9,278           (1,769)         (16,271)
Loss from discontinued operations                       --               --               --             (1,026)         (13,110)
Cumulative effect of accounting change                  --            (20,420)            --             (7,774)            --
Net income (loss)                                     27,756           (2,975)           9,278          (10,569)         (29,381)
Per share data:
    Income (loss) from continuing operations            1.10              .69              .37             (.07)            (.65)
    Loss from discontinued operations                   --               --               --               (.04)            (.53)
    Cumulative effect of accounting change              --               (.81)            --               (.31)            --
    Net income (loss)                                   1.10             (.12)             .37             (.42)           (1.18)
    Cash dividends                                       .30             --               --               --               --

BALANCE SHEET
Total assets                                       $ 211,630        $ 181,748        $ 157,050        $ 139,761        $ 135,132
Long-term debt                                        12,678            4,140            3,183            3,113            3,938
Stockholders' equity                                 100,448           79,710           81,693           72,078           82,584
Working capital                                       69,694           58,523           44,669           37,424           35,442
Current ratio                                       2.4 to 1         2.1 to 1         1.9 to 1         1.8 to 1         1.9 to 1

(1) The fiscal year ended August 31, 1991 contained 53 weeks, all other fiscal years in the table contained 52 weeks.

This selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto which appear elsewhere in this report.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                  Quarter ended
FISCAL 1995                   November 26, 1994    February 25, 1995     May 27, 1995  August 26, 1995
Net revenues                           $130,759             $115,448         $125,093         $113,277
Operating income (loss)                   7,803                5,067            6,121             (533)
Net income                                7,609               12,085            6,578             1,484
Net income per share                        .30                  .48              .26               .06

Operating income for the quarter ended August 26, 1995 was negatively impacted by year-end inventory adjustments and increases in valuation allowances of the Company's German subsidiary in the amount of approximately $2.5 million.

The Company recognized tax credits of $6 million and $2 million in the quarters ended February 25, 1995 and August 26, 1995, respectively, due to continued trend of earnings which increased the likelihood that the Company will realize its gross deferred tax assets in the future, thus eliminating the need of the valuation allowance.

                                                               Quarter ended
FISCAL 1994                   November 27, 1993    February 26, 1994     May 28, 1994  August 27, 1994
Net revenues                           $104,556             $ 99,001         $129,666         $118,893
Operating income                          3,577                1,271            8,093            3,853
Income from continuing operations (2)     3,742                1,281            7,335            5,087
Net (loss) income                       (16,678)               1,281            7,335            5,087
Income from continuing operations
    per share (2)                           .15                  .05              .29              .20
Net (loss) income per share                (.66)                 .05              .29              .20

(2) Before cumulative effect of accounting change.

The Company recognized a tax credit of $1.3 million in the quarter ended August 27, 1994, as a result of the Company's improved operating results which increased the likelihood of the Company realizing its tax assets.

NET REVENUES BY MAJOR PRODUCT CLASS

                                                                  Fiscal year ended (1)
                                           August 26,   August 27,      August 28,    August 29,    August 31,
                                              1995          1994           1993          1992          1991
Motor homes                                 $402,435      $385,319       $326,861      $245,908     $180,878
                                                83.1%         85.2%          85.1%         83.4%        81.2%
Other recreation vehicle revenues (2)         21,446        21,903         17,655        17,126       15,586
                                                 4.4%          4.8%           4.6%          5.8%         7.0%
Other manufactured products revenues (3)      35,028        25,184         20,344        18,090       13,974
                                                 7.2%          5.6%           5.3%          6.1%         6.3%
     Total manufactured products revenues    458,909       432,406        364,860       281,124      210,438
                                                94.7%         95.6%          95.0%         95.3%        94.5%
Service revenues (4)                          25,668        19,710         19,223        13,870       12,210
                                                 5.3%          4.4%           5.0%          4.7%         5.5%
Total revenues                              $484,577      $452,116       $384,083      $294,994     $222,648
                                               100.0%        100.0%         100.0%        100.0%       100.0%

(1) The fiscal year ended August 31, 1991 contained 53 weeks; all other fiscal years in the table contained 52 weeks.
2)   Primarily recreation vehicle related parts, service and van conversions.
(3) Principally sales of extruded aluminum and component products for other manufacturers.
(4) Principally Cycle-Sat revenues from satellite courier and tape duplication services. Also includes in years prior to the year ended August 27, 1994, NIE revenues from contract assembly of a variety of electronic products; and in the last three fiscal years, WAC revenues from dealer financing.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
WINNEBAGO INDUSTRIES, INC.
FOREST CITY, IOWA

We have audited the consolidated balance sheets of Winnebago Industries, Inc., and subsidiaries (the Company) as of August 26, 1995 and August 27, 1994 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended August 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries at August 26, 1995 and August 27, 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 26, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for postretirement health care and other benefits during the year ended August 27, 1994.


DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

October 19, 1995

COMMON STOCK DATA
The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.

Ticker symbol: WGO

Shareholders of record as of October 16, 1995:   12,555

Shares outstanding at year-end: 25,341,042

Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1995 and fiscal 1994.

FISCAL 1995                 High        Low       Close  FISCAL 1994              High         Low         Close
First Quarter            $11.375      $7.625     $9.250  First Quarter          $  8.875      $6.750       $8.250
Second Quarter            10.375       8.750      9.625  Second Quarter           13.625       8.250       12.625
Third Quarter             10.750       9.125      9.625  Third Quarter            13.875      10.750       11.875
Fourth Quarter             9.625       7.875      8.375  Fourth Quarter           11.875       8.375       10.250

CASH DIVIDENDS PER SHARE

FISCAL 1995
Amount                     Date Paid
$ .10                   January 6, 1995
  .10                     April 7, 1995
  .10                      July 7, 1995

FISCAL 1994
No dividends paid

                  QUARTERLY REPORT DISCONTINUATION
                           Winnebago Industries previously has sent quarterly
                  reports to all shareholders. Unfortunately, due to delays caused by production and distribution time, this information may have reached shareholders as long as six weeks following our announcement of the quarterly earnings results to the news media.
                           To alleviate these delays, while at the same time
                  reduce corporate expense, it has been decided to suspend the publication of quarterly reports. Instead, the Company will make available on a continuing basis to those shareholders who request to be added to the mailing list, the earnings news release that is generally sent to the financial press. This change will be effective starting with the quarter ending December 2, 1995. All shareholders will continue to receive annual reports and proxy statements as before.
                           If you wish to be placed on the mailing list to
                  receive our quarterly earnings releases, please contact the Company by writing or calling the Shareholder Relations Department at the following address and phone number:

                                           Public Relations Department
                                           Winnebago Industries, Inc.
                                           P.O. Box 152
                                           Forest City, IA 50436
                                           515/582-3535

DIRECTORS AND OFFICERS

DIRECTORS                                                   OFFICERS
John K. Hanson                                              John K. Hanson
Chairman of the Board, Winnebago Industries, Inc.           Chairman of the Board

Fred G. Dohrmann                                            Fred G. Dohrmann
President and Chief Executive Officer,                      President and Chief Executive Officer
Winnebago Industries, Inc.
                                                            Bruce D. Hertzke
Gerald E. Boman                                             Chief Operating Officer
Former Senior Vice President,
Winnebago Industries, Inc.                                  Edwin F. Barker
                                                            Vice President, Controller and Chief Financial Officer
David G. Croonquist
Former Director and member of the Executive Committee,      Raymond M. Beebe
H.B. Fuller Company                                         Vice President, General Counsel and Secretary

Keith D. Elwick                                             Jerome V. Clouse
Former Executive Officer,                                   Vice President, Treasurer and International Development
Chromalloy Farm and Industrial Equipment Co.
                                                            Paul D. Hanson
Donald W. Olson                                             Vice President, Strategic Planning
Former Chairman, Don Olson Firestone, Inc.
                                                            James P. Jaskoviak
Joseph M. Shuster                                           Vice President, Sales and Marketing
Chairman, Teltech

Frederick M. Zimmerman
Professor of Manufacturing Systems Engineering, The
University of St. Thomas

Francis L. Zrostlik
President/Director, Stellar Industries

Luise V. Hanson
Director Emeritus

SHAREHOLDER INFORMATION

PUBLICATIONS                                                SHAREHOLDER ACCOUNT ASSISTANCE
A notice of Annual Meeting of Shareholders and Proxy        Registration and Transfer Agent to contact for address
Statement is furnished to shareholders in advance           changes, account certificates and stock holdings:
of the annual meeting.
                                                            Norwest Bank Minnesota, N.A.
Copies of the Company's quarterly financial news releases   161 North Concord Exchange, P.O. Box 738
and the annual Form 10-K (without exhibits), required to    South St. Paul, Minnesota 55075-0738
be filed by the Company with the Securities and Exchange    Telephone: (800) 468-9716 or (612) 450-4064
Commission, may be obtained without charge from the
corporate offices as follows:                               ANNUAL MEETING
                                                            The Annual Meeting of shareholders will be held on
Public Relations Department                                 Wednesday, December 13, 1995 at 7:30 p.m. (CST) in
Winnebago Industries, Inc.                                  Friendship Hall, Highway 69 South, Forest City, Iowa.
P.O. Box 152
605 West Crystal Lake Road                                  AUDITOR
Forest City, Iowa 50436                                     Deloitte & Touche LLP
Telephone: (515) 582-3535                                   400 One Financial Plaza
Fax: (515) 582-6966                                         120 South Sixth Street
                                                            Minneapolis, Minnesota 55402-1844



          Bulk Rate
         U.S. Postage
             PAID
       Minneapolis, MN
        Permit No. 43


Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436


[Recycled Logo]