Form 10-K405, Exhibit 13
period 1996-08-31
WINNEBAGO INDUSTRIES INC
filed 1996-12-04
CIK 107687

WINNEBAGO INDUSTRIES, INC.


[LOGO:WINNEBAGO INDUSTRIES]                               1996 ANNUAL REPORT


                                 JOHN K. HANSON

                                   1913 - 1996

     John K. Hanson, Winnebago Industries founder and former chairman of the board died on June 27, 1996 at the age of 83.

     Hanson was paramount to the success of Winnebago Industries throughout its history and helped the company achieve its dominance in the recreation vehicle
(RV) industry. An avid outdoor camping enthusiast, Hanson began his career in the RV industry by becoming a travel trailer dealer in 1957. Convinced that travel trailer manufacturing was an attractive opportunity for the community, he convinced local investors to lure Modernistic Industries, a California travel trailer manufacturing firm, to open a branch facility in Forest City. In 1959, Hanson became president of the new firm, Modernistic Industries of Iowa.

     Immediately, he began to explore methods for improving the company's trailers. Hanson identified the potential for new products and implemented effective cost-cutting measures. He ultimately brought mass production to motor home assembly and led the company -- renamed Winnebago Industries, Inc. -- to dominance in the motor home field, resulting in a revolution in the RV industry. Today, the word "Winnebago" is synonymous with "motor home."

     In 1970 Hanson led the company as it was listed on the New York Stock Exchange. In 1971 the stock was the hit of Wall Street as it appreciated by 462 percent -- more than any other company on the exchange.

     Hanson was an innovative leader in the RV industry and instrumental in the formation of RV industry manufacturing standards. He won numerous awards for professional, civic and fraternal activities. In 1965, Hanson was selected as Iowa Small Businessman of the Year. In 1983, he was inducted into the RV Hall of Fame and the Iowa Business Hall of Fame, and in 1984, he was named to the Babson College Academy of Distinguished Entrepreneurs and received the People of Vision Award from the Iowa Society to Prevent Blindness. Hanson was also honored as a native son of Norway by the King of Norway on June 23, 1984 at the opening of the "Promise of America" exhibit in Oslo, Norway.

     Hanson received the Distinguished Achievement Award from the Recreation Vehicle Industry Association in 1988 for contributions to the long-term growth and prosperity of the RV industry. In 1990, he was inducted into the Scandinavian-American Hall of Fame in Minot, North Dakota. In 1995, Hanson was honored by the Recreation Vehicle Dealers Association (RVDA) as an industry pioneer. He also received an Honorary Doctor of Laws degree from Waldorf College, Forest City, for a lifetime of achievement in business and of service to the college, the church, the community, the nation, and the world. Hanson also received the 1st Annual Meredith Wilson Humanitarian Award in 1995 from the city of Mason City, Iowa, due to his tremendous humanitarian contributions to the North Iowa community.

     Indeed, John K. Hanson left a great legacy when founding Winnebago Industries 38 years ago. One of the world's largest manufacturers of motor homes, Winnebago Industries is a major industrial operation for the state of Iowa and now employs over 3,150 employees with annual revenues exceeding $480 million.


                                                      WINNEBAGO INDUSTRIES, INC.

TO OUR SHAREHOLDERS

MANAGEMENT

     Winnebago Industries experienced a great loss this year in the death of John K. Hanson, the Company's founder. The management team at Winnebago Industries has led the Company since 1993 when John K. Hanson stepped down from the daily task of running the Company. This experienced team brought the Company back to profitability during the last three years, produced record revenues in fiscal 1996 and will continue to pursue excellence in recreation vehicle manufacturing.


[PHOTO]

CHAIRMAN AND CHIEF EXECUTIVE OFFICER FRED DOHRMANN (LEFT), AND
PRESIDENT AND CHIEF OPERATING OFFICER BRUCE HERTZKE LEAD THE EXPERIENCED WINNEBAGO INDUSTRIES MANAGEMENT TEAM.

     With an average of 21 years of service at Winnebago Industries, this management team is continuing to direct the future development of the Company. Fred G. Dohrmann continues to serve in the position of chief executive officer and now also serves as chairman of the board. Bruce D. Hertzke has been named president in addition to his duties as chief operating officer. To enhance the seasoned management team, another long-term employee has been added. In August 1996, Robert J. Olson was named vice president of manufacturing. In addition, John V. Hanson, son of John K. Hanson, was named to the board of directors.

FINANCIAL RESULTS

     For the fifth consecutive year, revenues have risen for Winnebago Industries. Revenues for fiscal 1996 set an all-time high of $484.8 million, compared to net revenues of $460.1 million last year. Income from continuing operations before income taxes for fiscal 1996 was $21.1 million, compared to $20.0 million for fiscal 1995.

     Due to the strong pretax earnings growth Winnebago Industries experienced during the past four years, fiscal 1996 results reflect the full impact of income tax expense of $6.6 million. During fiscal 1995, the Company recognized tax credits of $7.9 million, resulting from reductions of its deferred tax asset valuation allowance.

     Net income for fiscal 1996 was $12.4 million, or 49 cents per share, compared to $27.8 million, or $1.10 per share, for fiscal 1995. Fiscal 1995 results reflect the previously mentioned tax credits.

RE-FOCUS ON CORE BUSINESS

     Two strategic moves in 1996 will allow Winnebago Industries the ability to more completely focus on the future of its core business, the manufacturing of high quality motor homes. In August 1996, Winnebago Industries' board of directors, along with additional Cycle-Sat shareholders, made a decision to sell Cycle-Sat, Inc. On September 9, 1996, WilTech Group, a subsidiary of the Williams Companies, Inc., Tulsa Okla., announced that a letter of understanding had been signed for the purchase of Cycle-Sat, pending a due diligence review.

     During the fourth quarter of fiscal 1996, Winnebago Industries' board of directors decided to discontinue the Company's financial support of the buyer of its former North Iowa Electronics business and to exit future involvement with this business. A provision for expected losses under loan guarantees of $4.1 million was recorded in connection with this action.

     Financial results of Cycle-Sat and the loss provisions in connection with North Iowa Electronics are reported as discontinued operations.

DIVIDEND POLICY

     Cash dividends aggregating to 30 cents per share were paid to shareholders during fiscal 1996. On October 17, 1996, the board of directors announced its intention to pay bi-annual cash dividends of ten cents per share in January and July. A cash dividend will be paid to shareholders of record as of December 6, 1996 for payment on January 6, 1997. It is the board of directors' strong belief that re-investing profits for long-term growth will be of greater benefit to shareholders in the long term.

PRODUCTS

     Winnebago Industries successfully launched its new 1997 product line to dealers in August at a national meeting in Las Vegas, Nevada. The Company has a proud history of innovation and product development and this year the Company continued to excel in this area. Please see page 4 for an overview of Winnebago Industries' exciting product developments and comprehensive service offerings.

[PHOTO]
SHOWN ABOVE IS A FULLY-EQUIPPED MEDICAL UNIT THAT WAS CREATED TO SUPPLY RESIDENTS OF WESTERN HAWAII A CONVENIENT WAY TO SEEK MEDICAL ATTENTION. THE SPECIAL INTERIOR WAS DESIGNED TO PROVIDE PRIMARY MEDICAL, DENTAL AND SOCIAL SERVICES.

OEM, COMMERCIAL VEHICLES AND OTHER PRODUCTS

     Winnebago Industries sells a major portion of the production of its component manufacturing to original equipment manufacturers (OEM). In fiscal 1996, OEM sales accounted for $28.3 million in revenue. Due to a decrease in aluminum prices, OEM revenues declined from $32.2 million in fiscal 1995. Aluminum is purchased for our Creative Aluminum Products Company (CAPCO), which produces aluminum extrusions. CAPCO accounts for nearly 90 percent of Winnebago Industries' current OEM business.

     The Plastics and Fiberglass Manufacturing (PFM) department experienced a 92 percent increase in Other Product sales during fiscal 1996. This is primarily due to the new production of molded plastic docks for marine applications.

     The Company continues to aggressively market its commercial vehicles for specialized niche markets. Commercial vehicle sales were $5.8 million in fiscal 1996, an increase of 18 percent over sales of $4.9 million in fiscal 1995.

QUALITY

     One of the Company's ad campaigns for 1996 read, "In a world where expediency has replaced quality, it takes a certain kind of person to build a motor home the way we build ours. Where integrity and quality aren't merely words, they're beliefs." Our employees are a critical element in the equation that results in quality products. We firmly believe that no one knows our products better than the people who build them. So we involve our employees in helping us continually improve those products through a variety of programs.

     Employee empowerment is standard practice at Winnebago Industries. We welcome employee feedback and ideas on products and processes that result in cost and time savings, as well as weight savings. Since the employee cost savings suggestion program was initiated five years ago, approximately 1,400 ideas have been implemented, resulting in an aggregate cost savings of more than $2.6 million.

     We're proud of the quality of work our employees produce and of their commitment to the Company. That quality and commitment has resulted in numerous honors and awards for Winnebago Industries and its employees. Please see page 7 for examples of our excellence in quality section.

OUTLOOK

     The long-term outlook for motor home sales continues to appear very favorable. The population of people ages 50 and older will grow dramatically during the next 20 years with the maturing of the "baby boom" market . Studies of this market segment have shown that they have more time and discretionary income to enjoy leisure travel and outdoor recreation than ever before. Winnebago Industries will continue to develop specific new products for this growing market while focusing on niche markets defined by consumers' special interests and hobbies.

     Winnebago Industries long-term intent is to focus resources, financial and otherwise, on building three things: quality RVs, marketshare, and profitability. We believe our renewed focus on what we do best -- which is to build RVs -- will improve our financial performance to higher levels in the future.


/s/ Fred G. Dohrmann                /s/ Bruce D. Hertzke
Fred G. Dohrmann                    Bruce D. Hertzke
Chairman and                        President and
Chief Executive Officer             Chief Operating Officer

November 11, 1996

[PHOTO]

A SPECTACULAR NEW 36WQ MODEL (SHOWN ABOVE) JOINS THE VECTRA GRAND TOUR LINEUP FOR 1997 AND IS AVAILABLE WITH OR WITHOUT A SLIDEOUT ROOM EXTENSION FEATURING A UNIQUE NEW SECTIONAL SOFA WITH RECLINER.

NEW PRODUCTS

     Winnebago Industries' top-of-the-line Luxor has been completely redesigned for 1997. Built as an alternative to the high-line coach market, the Luxor has a definite market price advantage. A front entry door, and splashy new exterior styling and graphics, provide the Luxor with the look and feel of a high-line bus at a more reasonable cost. The forward entry door incorporates a mechanical check system that is operable from either inside or outside the motor home. The interior entry step well is covered for front passenger seating by a sliding filler panel that is switch activated. The Luxor offers two convenient floorplans for 1997.

     A host of other changes enhance the Luxor for 1997. Built on a Freightliner chassis, the Luxor utilizes a powerful 325 h.p. Cummins diesel engine for improved driving performance. The gross vehicle weight rating has been increased by 1,400 pounds to 27,410 pounds, while the gross combined weight rating improves by 2,410 pounds to 32,410 pounds for increased load carrying and towing capacity.

     More than any one single driving force within the RV industry within the last few years, the slideout room expansion system has had the most impact. Winnebago Industries developed an excellent slideout system with HWH Corporation early on and was able to take full advantage of the growing popularity of that option. The Company is further taking advantage of this trend by expanding the 1997 models available with this popular option.

     The wide-body Vectra Grand Tour is positioned as a step up from our popular conventional-width Vectra line, enlarging the width by an additional 5 1/2 inches. A new 36WQ model joins the 1997 Vectra Grand Tour lineup and is available with or without a slideout room extension featuring a unique sectional sofa with recliner. This model features a unique new booth-styled dinette with a table that adjusts positioning forward and backward for comfortable seating and dining. A deluxe home theater system will also be offered in the Vectra Grand Tour for 1997 to meet the needs and desires of today's audio - knowledgeable buyers. A new 35WQ diesel pusher model was also introduced in 1997 with a new 275 h.p. Caterpillar engine for increased performance.

     A special Richard Petty signature edition Vectra Grand Tour is available with exterior race-inspired motif that appeals to members of the Winnebago Motorsports Team. Racing enthusiasts are an excellent niche market and Winnebago Industries products are the official motor homes of NASCAR.

     The Vectra line includes two slideout models for 1997, including a diesel pusher, enhancing the interior livability of the motor home when parked. Spacious cabinets are available with a beautiful new maple or rich cherry finish. A roll-out pantry provides ample storage space within the kitchen of the Vectra slideout models and has been redesigned with a new locking slide system and adjustable shelving.

     Our most popular Class A models, the Winnebago Adventurer and Itasca Suncruiser series, feature conventional, slideout and wide-body models in each line for 1997. Both the Adventurer and Suncruiser are available in two new wide-body models, the 34WK "pusher" with a standard slideout room extension and the 35WQ, with optional slideout and panoramic side windows. The Suncruiser's wide-body lineup has expanded to include additional 30-, 32-, and 34-foot models.

[PHOTO]
THE POPULARITY OF THE SLIDEOUT ROOM EXPANSION SYSTEM HAS LED WINNEBAGO INDUSTRIES TO INCLUDE THE OPTION ON 75 PERCENT OF THE 1997 CLASS A PRODUCT LINEUP. THE NEW WINNEBAGO ADVENTURER 35WQ WIDEBODY MODEL WITH SLIDEOUT IS SHOWN ABOVE.

     The Winnebago Brave also underwent extensive change for 1997 and now features a bus-style appearance and a bright white exterior. Most of the lower exterior compartment doors are fully-hinged panels with a single paddle latch and gas strut supports for easy access to storage. A brand new 33RQ model has been added to the model lineup and features an optional slideout room extension with sofa-bed for increased interior space within the motor home. This is the first time a slideout has been offered in this market segment.

     The Itasca Sunrise has increased product offerings for 1997, including four new models, three of which are basement-styled units. The four new models include a 33RQ conventional unit with optional slideout and three new basement models for increased underfloor storage: the 28RQ, 30RQ and 32RQ. The Sunrise has a new contemporary appearance with a one-piece fiberglass front and integrated bumper.

[PHOTO]
THE ITASCA SUNRISE EXPANDED ITS LINEUP FOR 1997 BY ADDING FOUR NEW MODELS, THREE OF WHICH ARE BASEMENT-STYLED FOR ADDED STORAGE CAPABILITIES. THE NEW 33RQ MODEL ALSO FEATURES AN AVAILABLE SLIDEOUT ROOM THAT ADDS APPROXIMATELY 63 CUBIC FEET OF ADDITIONAL INTERIOR SPACE TO LET THE FAMILY STRETCH OUT IN.

     The Winnebago Warrior is positioned as an entry-level Class A motor home for first-time buyers that competes with used products. The Warrior now features a one-piece fiberglass roof for increased durability and water resistance. A new front end design provides a sleek exterior look with integrated front bumper and striking new graphics. With one conventional and two basement models available, the Warrior has a multitude of floor plan options available.

     Winnebago Industries has experienced growth of 25 percent in Class C market share within the last year. This is due in part to the popularity of the Winnebago Minnie Winnie and Itasca Sundancer models. Building on this popularity, the Minnie Winnie and Sundancer have several new standard features for 1997. Built in 29- and 31-foot lengths on the Ford Super-Duty, 14,050 pound gross vehicle weight rated chassis, the Minnie Winnie and Sundancer are all widebody, basement models for 1997 with increased exterior storage capacity. These products are now also being manufactured with a new Ford V-10 engine.

     The Winnebago Minnie and Itasca Spirit model lineups have also expanded, now offering six affordable models ranging from 21 to 31 feet in length. These value-driven units are built to high quality standards on both Ford and Chevrolet chassis.

     In a class by itself, the fun and sporty Rialta features a brand new Volkswagen chassis for 1997. Introduced only to dealers at this time, the new Rialta has a VR6, 2.8L engine for greater pulling power, quicker acceleration and quieter operation. The new Rialta will also provide VW-installed dual air bags for improved driver and front passenger safety. Ten extra inches in the rear of the Rialta allow Winnebago Industries engineers to increase sleeping space, while improving exterior storage by more than 350 percent and interior storage by more than 10 percent.

[PHOTO]
THE WINNEBAGO MINNIE IS A PROVEN VALUE LEADER IN THE CLASS C MARKET. THE COMPACT 21RB MODEL SHOWN ABOVE IS A VERSATILE MOTOR HOME THAT WORKS GREAT FOR FAMILY VACATIONS OR FOR A SOLO TRIP. SLEEPING SPACE IS PLENTIFUL WITH A CONVERTIBLE DINETTE, A COUCH/BED AND IN THE OVERHEAD CAB.

     Originally designed and positioned to younger first-time buyers as convenient, multi-purpose vehicles, the Rialta has found an excellent market with seasoned motor home veterans who are scaling back in size.

     The EuroVan Camper project has been very successful. Winnebago Industries builds the camping conversion for the Class B EuroVan Camper which is sold through select Volkswagen dealers in the U.S. and Canada. Similar to the Rialta, the 1997 EuroVan Camper also received a new look, vehicle enhancements and improved performance as a result of the new VW VR6 chassis. Introduced in September, initial response to this 1997 product has been excellent.

                                           WINNEBAGO INDUSTRIES
                                          MOTOR HOME FAMILY TREE

-------------------------       --------------------       ---------------       --------------------       ---------------
       WINNEBAGO          --          ITASCA         --        RIALTA      --          VECTRA        --         LUXOR
-------------------------       --------------------       ---------------       --------------------       ---------------
- Minnie                        - Spirit                                         - Vectra Grand
- Minnie Winnie                 - Sundancer                                         Tour
- Warrior                       - Sunrise
- Brave                         - Suncruiser
- Adventurer



INTERNATIONAL

     Winnebago Industries continues to expand internationally. The Winnebago Industries Europe GmbH (WIE) subsidiary experienced another year of growth, with an increase of 68 percent in the number of wholesale sales during fiscal 1996. WIE received approval to register motor homes in France during fiscal 1996 and is currently the only U.S. manufacturer to have that authority.

[PHOTO]
ITS GREAT LOOKS, COMPACT SIZE AND VERSATILITY HAVE HELPED TO MAKE THE RIALTA THE BEST SELLING MOTOR HOME IN JAPAN. THIS PHOTO WAS RECENTLY PRINTED IN THE NIKKEI SHINBUN NEWSPAPER AS PART OF WINNEBAGO INDUSTRIES' JAPANESE DISTRIBUTOR MITSUBISHI CORPORATION'S NATIONWIDE ADVERTISING CAMPAIGN FOR THE COMPANY'S MOTOR HOMES. MANY OF MITSUBISHI'S CUSTOMERS ARE OWNERS OF SMALL TO MEDIUM SIZED BUSINESSES.

     Japanese retail motor home sales experienced a rebound during fiscal 1996 when compared to fiscal 1995. Sales of the fuel-efficient, front-wheel-drive Rialta were particularly strong. Three new retail showrooms displaying the entire international product line have opened now in Japan. With retail sales rebounding and inventory levels low, the Japanese market should see substantial growth during fiscal 1997.

     In fiscal 1996, the Company also signed an agreement with Selbo Corporation to distribute motor homes in Seoul, Korea.

SERVICE

     Winnebago Industries has the most comprehensive service programs in the RV industry, providing the Company with an important market advantage when selling our motor homes.

     With the purchase of any new Winnebago, Itasca, Vectra or Luxor motor home, Winnebago Industries offers a comprehensive 12-month, 15,000-mile warranty, a 3-year, 36,000-mile sidewall warranty, a 10-year fiberglass roof warranty and a 3-year, 36,000-mile warranty on slideout room assemblies. The Rialta has a 2-year, 24,000 mile warranty.

     An Owner Assistance Hotline offers support to the retail customer. Experienced service advisors with an average of more than 12 years experience with the Company respond to inquiries from prospective customers, answer questions pertaining to Winnebago Industries produced vehicles and work with the owner and dealership personnel to expedite repairs.

     Every new Winnebago Industries motor home owner also automatically receives a free one-year membership in the Company's Preferred Care Program, which provides 24-hour customer assistance and emergency road service throughout the United States and Canada. Preferred Care has been upgraded on new 1997 vehicles to include even more features, such as free tire change and lock out assistance.

     Winnebago Industries dealers have many other market advantages such as access to a computerized network for warranty claims and parts ordering, the most extensive service literature in the RV industry, hands-on sales and service training, microfiche parts catalog and parts shipping advantages.

EXCELLENCE IN QUALITY

     The largest cost saving award in the history of the program ($8,335) was presented to an hourly employee this year. This cost savings program helps the Company control costs to ensure strong financial performance and long-term growth. It also means striving to build high quality products that represent the greatest value for the dollar to our customers.

     A company-wide commitment to quality has made Winnebago Industries an industry leader in this area. We continue that quality effort by providing the tools necessary for the employee to produce top-quality products. Our investment in advanced technology is on-going. Most recently, five new computerized systems have been added, translating into better quality due to improved accuracy, improved fit and finish and faster processes. These new systems include three Computer Numerically-Controlled (CNC) router systems; a new laser projection system to improve the accuracy of imbedding steel and aluminum backing plates in the sidewalls, roof and floor for secure mounting of cabinets and appliances; and a new CNC mill that is used in milling out patterns for making tools to create fiberglass and ABS components like front ends, bumpers and roof caps.

     The quality emphasis has resulted in Winnebago Industries fully meeting Ford Motor Company's 1996 requirements for the Ford Motor Home and Transit Bus - Qualified Vehicle Modifier Program. Winnebago Industries is very proud to be one of the first motor home manufacturers to fully meet Ford's stringent new QVM requirements.

[LOGO:FORD-QVM QUALIFIED VEHICLE MODIFIER]

     The Company made a strong commitment to customer satisfaction through the implementation of several programs such as a Customer Satisfaction Index (CSI) program. Our CSI program includes two separate customer surveys. One focuses on the sales and delivery process, while the second deals with service after the sale. This information helps us to identify quality issues and create solutions. CSI is also now a critical foundation of our "Circle of Excellence" dealer recognition program.

     Winnebago Industries met recently with the Company's dealers in Las Vegas for a very successful national dealer meeting. Dealers had the opportunity to review the new 1997 products, and hear about new sales and service programs that are available to them. A strong emphasis was placed on the Recreation Vehicle Dealer Association's (RVDA) Dealer Satisfaction Index (DSI), which serves as a performance review of all the national RV manufacturers. Winnebago Industries has traditionally ranked among the top manufacturers in this index.

     Winnebago Industries also earned an award from the U. S. Environmental Protection Agency, Region 7, for Pollution Prevention Environmental Excellence Award for 1995. Winnebago Industries was the only Iowa company to be honored from the 40 applicants for the award in Region 7's four-state area of Iowa, Kansas, Missouri, and Nebraska. The annual awards program from the EPA recognizes environmental excellence through pollution prevention efforts that work toward a cleaner environment.

     Winnebago Industries is dedicated to continued efforts in eliminating all forms of pollution through smarter use of materials and process operation. This project has played a significant role in our efforts to reduce polluting air emissions.


CONSOLIDATED BALANCE SHEETS

(dollars in thousands)                              August 31, 1996   August 26, 1995
                                                    ---------------   ---------------
ASSETS
CURRENT ASSETS

Cash and cash equivalents                               $    797           $  8,508
Marketable securities                                      4,316              2,144
Receivables, less allowance for doubtful accounts
    ($702 and $1,128 respectively)                        30,029             31,638
Dealer financing receivables, less allowance for
    doubtful accounts ($197 and $255, respectively)       11,491              9,345
Inventories                                               63,103             53,080
Prepaid expenses                                           3,253              3,282
Deferred income taxes                                      6,343              6,224
Current assets of discontinued operations                  7,285              6,683
                                                        --------           --------
    Total current assets                                 126,617            120,904
                                                        --------           --------
PROPERTY AND EQUIPMENT, at cost

Land                                                       1,501              1,512
Buildings                                                 43,952             43,014
Machinery and equipment                                   67,456             65,828
Transportation equipment                                   7,878              7,845
                                                        --------           --------
                                                         120,787            118,199
    Less accumulated depreciation                         80,858             78,942
                                                        --------           --------
    Total property and equipment, net                     39,929             39,257
                                                        --------           --------

LONG-TERM NOTES RECEIVABLE, less allowances
    ($797 and $950, respectively)                          3,918              2,465
                                                        --------           --------

INVESTMENT IN LIFE INSURANCE                              16,821             15,942
                                                        --------           --------

DEFERRED INCOME TAXES, NET                                14,548             14,107
                                                        --------           --------

OTHER ASSETS                                               3,906              4,884
                                                        --------           --------

LONG-TERM ASSETS OF DISCONTINUED OPERATIONS               14,857             14,071
                                                        --------           --------

TOTAL ASSETS                                            $220,596           $211,630
                                                        --------           --------


See notes to consolidated financial statements.


(dollars in thousands)                               August 31, 1996   August 26, 1995
                                                     ---------------   ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

Current maturities of long-term debt                    $  1,866        $    720
Accounts payable, trade                                   20,232          20,440
Current liabilities of discontinued operations            17,532           9,959
Provision for loss on disposal of electronic
    component assembly segment                             4,074              --

Accrued expenses:
    Insurance                                              2,947           4,620
    Product warranties                                     3,489           3,184
    Vacation liability                                     3,116           2,966
    Promotional                                            2,193           1,916
    Other                                                  9,013           7,405
                                                        --------        --------
        Total current liabilities                         64,462          51,210
                                                        --------        --------
LONG-TERM DEBT                                             1,692           3,810
                                                        --------        --------
POSTRETIREMENT HEALTH CARE AND DEFERRED
    COMPENSATION BENEFITS                                 46,937          45,092
                                                        --------        --------

LONG-TERM LIABILITIES OF DISCONTINUED
    OPERATIONS                                                --           8,999

                                                        --------        --------
MINORITY INTEREST IN DISCONTINUED OPERATIONS               2,194           2,071
                                                        --------        --------
CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Capital stock common, par value $.50; authorized
    60,000,000 shares                                     12,920          12,915
Additional paid-in capital                                23,723          23,658
Reinvested earnings                                       74,221          69,440
                                                        --------        --------
                                                         110,864         106,013
Less treasury stock, at cost                               5,553           5,565
                                                        --------        --------
TOTAL STOCKHOLDERS' EQUITY                               105,311         100,448
                                                        --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $220,596        $211,630
                                                        --------        --------


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           Year Ended
                                                           August 31,      August 26,      August 27,
 (dollars in thousands, except per share data)                   1996            1995            1994
                                                            ---------       ---------       ---------
Continuing Operations
   Revenues
      Manufactured products                                 $ 483,398       $ 458,909       $ 432,406
      Finance                                                   1,406           1,220             831
                                                            ---------       ---------       ---------
        Total net revenues                                    484,804         460,129         433,237
                                                            ---------       ---------       ---------
   Costs and expenses

      Cost of manufactured products                           417,231         397,870         371,996
      Selling and delivery                                     25,290          25,416          25,447
      General and administrative                               21,574          18,951          20,370
                                                            ---------       ---------       ---------
        Total costs and expenses                              464,095         442,237         417,813
                                                            ---------       ---------       ---------
        Operating income                                       20,709          17,892          15,424
   Financial income (expense)                                     354           2,114            (160)
                                                            ---------       ---------       ---------
   Income from continuing operations before
      income taxes                                             21,063          20,006          15,264
   Provision (credit) for taxes                                 6,639          (7,912)         (1,312)
                                                            ---------       ---------       ---------
Income from continuing operations before
    cumulative effect of accounting change                     14,424          27,918          16,576
Discontinued operations
    Income (loss) from operations of
        discontinued Cycle-Sat subsidiary (less
        applicable income tax provisions and (credits)
        of $261, ($88) and $0, respectively)                      593            (162)            869
    Loss on disposal of electronic component
        assembly segment (less applicable income
        tax credits of $1,157)                                 (2,632)             --              --
                                                            ---------       ---------       ---------
Income before cumulative effect of
    accounting change                                          12,385          27,756          17,445
Cumulative effect of accounting change                             --              --         (20,420)
                                                            ---------       ---------       ---------
Net income (loss)                                           $  12,385       $  27,756       $  (2,975)
                                                            ---------       ---------       ---------
Income (loss) per share:
    Income from continuing operations before
        cumulative effect of accounting change              $     .57       $    1.11       $     .66
    Discontinued operations                                      (.08)           (.01)            .03
    Cumulative effect of accounting change                         --              --            (.81)
                                                            ---------       ---------       ---------
    Net income (loss)                                       $     .49       $    1.10       $    (.12)
                                                            ---------       ---------       ---------
Weighted average number of shares of
    stock (in thousands)                                       25,349          25,286          25,187


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year Ended
                                                                    August 31,     August 26,     August 27,
(dollars in thousands)                                                    1996           1995           1994
                                                                      --------       --------       --------
Cash flows from operating activities:
    Net income (loss)                                                 $ 12,385       $ 27,756       $ (2,975)
Adjustments to reconcile net income (loss) to net
    cash from operating activities:
    Depreciation and amortization                                        9,700          8,863          7,798

    Loss (gain) on disposal of property, leases and other assets           503            959            (74)
    (Credit) provision for doubtful receivables                           (637)           202           (546)
    Realized and unrealized losses and (gains) on
        trading securities, net                                            350           (342)           395
    Purchases of trading securities                                    (10,789)        (4,373)        (9,869)
    Proceeds from sale of trading securities                             8,267          5,872          8,482
    Provision for loss on disposal of electronic component
        assembly segment                                                 4,074             --             --

    Cumulative effect of accounting change                                  --             --         20,420


Change in assets and liabilities:
    Decrease (increase) in receivables and other assets                  1,462           (166)        (6,858)
    (Increase) decrease in inventories                                 (10,023)         2,289        (14,758)
    Increase (decrease) in accounts payable and accrued
        expenses                                                           459         (3,541)           455
    Increase in deferred income taxes                                     (560)       (14,030)        (4,961)
    Increase in postretirement benefits                                  1,845          1,832          4,642
    Other                                                                  222             83           (129)
                                                                      --------       --------       --------
Net cash provided by operating activities                               17,258         25,404          2,022
                                                                      --------       --------       --------
Cash flows used by investing activities:
    Purchases of property and equipment                                (10,463)        (9,348)        (9,532)
    Proceeds from sale of property and equipment                           591            499            801
    Investments in dealer receivables                                  (41,003)       (35,899)       (35,120)
    Collections of dealer receivables                                   38,915         35,072         33,336
    Investments in long-term notes receivable and
        other assets                                                    (3,883)        (3,077)        (4,930)
    Proceeds from long-term notes receivable
         and other assets                                                  893          2,656          1,076
    Cash paid for acquisition                                               --         (4,934)            --
                                                                      --------       --------       --------
Net cash used by investing activities                                  (14,950)       (15,031)       (14,369)
                                                                      --------       --------       --------
Cash flows from financing activities and capital transactions:
    Net proceeds from notes payable                                        215          1,700          2,300
    Payments of cash dividends                                          (7,604)        (7,586)            --
    Payments of long-term debt and capital leases                       (4,596)        (2,494)        (1,850)
    Proceeds from issuance of long-term debt                             1,884          5,100            952
    Proceeds from issuance of common and treasury
        stock                                                               82            568            554
                                                                      --------       --------       --------
Net cash (used) provided by financing activities and
    capital transactions                                               (10,019)        (2,712)         1,956
                                                                      --------       --------       --------
Net (decrease) increase in cash and cash equivalents                    (7,711)         7,661        (10,391)
Cash and cash equivalents at beginning of year                           8,508            847         11,238
                                                                      --------       --------       --------
Cash and cash equivalents at end of year                              $    797       $  8,508       $    847
                                                                      --------       --------       --------


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

                                               Common Shares      Additional                        Treasury Stock
                                          ---------------------     Paid-In     Reinvested      ----------------------
(amounts in thousands)                     Number       Amount      Capital       Earnings       Number        Amount
                                          --------     --------     --------      --------      --------      --------
Balance, August 28, 1993                    25,815     $ 12,908     $ 24,811      $ 52,245           725      $  8,271
    Proceeds from the sale of
        common stock to employees                7            3         (503)         --             (92)       (1,055)
    Contribution of treasury stock to
        employee stock bonus plan             --           --           (133)         --             (50)         (570)
    Net loss                                  --           --           --          (2,975)         --            --
                                          --------     --------     --------      --------      --------      --------
Balance, August 27, 1994                    25,822       12,911       24,175        49,270           583         6,646
    Proceeds from the sale of
        common stock to employees                7            4         (517)         --             (95)       (1,081)
    Cash dividends on common
        stock - $.30 per share                --           --           --          (7,586)         --            --
    Net income                                --           --           --          27,756          --            --
                                          --------     --------     --------      --------      --------      --------
Balance, August 26, 1995                    25,829       12,915       23,658        69,440           488         5,565
    Proceeds from the sale of
        common stock to employees               11            5           65          --              (1)          (12)
    Cash dividends on common
        stock - $.30 per share                --           --           --          (7,604)         --            --
    Net income                                --           --           --          12,385          --            --
                                          --------     --------     --------      --------      --------      --------
Balance, August 31, 1996                    25,840     $ 12,920     $ 23,723      $ 74,221           487      $  5,553
                                          --------     --------     --------      --------      --------      --------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

In fiscal 1996, the Company's continuing operations were conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Vectra, Rialta and Luxor dealers.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

For all fiscal years presented, the Consolidated Financial Statements reflect the Company's Cycle-Sat and electronic component assembly segments as discontinued operations.

STATEMENT OF CASH FLOWS. For purposes of these statements, cash equivalents include all liquid debt instruments purchased with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53 week fiscal year period. The financial statements for fiscal 1996 are based on a 53 week period, the others are on a 52 week basis.

MARKETABLE SECURITIES. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective the beginning of fiscal 1995. The adoption of SFAS No. 115 did not significantly affect the Company's financial condition or operating results.

At August 31, 1996 and August 26, 1995, marketable securities are primarily comprised of common stocks and mutual funds. These investments are categorized as trading and, in accordance with SFAS No. 115, are stated at fair value based on quoted market prices. Unrealized gains and losses are included in earnings as a component of financial income and expense. Net realized gains and losses on security transactions are determined on the specific identification basis.

REVENUE RECOGNITION. Sales are recorded by the Company when products are shipped to independent dealers. Interest income from dealer floor plan receivables are recorded on the accrual basis in accordance with the terms of the loan agreements.

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

INCOME TAXES. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

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

FAIR VALUE DISCLOSURES OF FINANCIAL INVESTMENTS. Marketable securities are carried at fair value. All other financial instruments are carried at amounts believed to approximate fair value.

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

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2: DISCONTINUED OPERATIONS - SALE OF CYCLE-SAT SUBSIDIARY

The Company owns an 80% interest in Cycle-Sat, Inc. (Cycle-Sat), a telecommunications service firm that is a leading distributor of television and radio commercials using satellite, fiber-optic and digital technologies. On August 5, 1996 (the measurement date), the Company adopted a formal plan to sell its Cycle-Sat subsidiary. Accordingly, Cycle-Sat is accounted for as a discontinued operation in the accompanying consolidated financial statements.

Cycle-Sat revenues were $30,327,000, $24,628,000 and $18,955,000 for the fiscal years ended 1996, 1995 and 1994, respectively. The net assets of Cycle-Sat included in the accompanying consolidated balance sheets as of August 31, 1996 and August 26, 1995 consisted of the following.

                                Aug. 31,    Aug. 26,
(dollars in thousands)              1996        1995
---------------------------- ------------ -----------
Receivables                     $  5,707    $  6,169
Other current assets               1,578         514
                             ------------ -----------
  Current assets of
    discontinued operations     $  7,285    $  6,683
                             ------------ -----------
Property and equipment          $  4,858    $  3,721
Intangible and other
  assets                           9,999      10,350
                             ------------ -----------
  Long-term assets of
    discontinued operations      $14,857     $14,071
                             ------------ -----------
Current maturities of
  long-term debt                 $10,134    $  2,844
Notes payable                      4,215       4,000
Accounts payable and
  other current liabilities        3,183       3,115
                             ------------ -----------
  Current liabilities of
    discontinued operations      $17,532    $  9,959
                             ------------ -----------
Long-term debt                        --    $  8,868
Other long-term
  liabilities                         --         131
                             ------------ -----------
  Long-term liabilities of
    discontinued operations           --    $  8,999
                             ------------ -----------
Minority interest in
  discontinued
  operations                    $  2,194    $  2,071
                             ------------ -----------

The net operating activity of Cycle-Sat after the measurement date through August 31, 1996 was not significant.

On September 9, 1996, a letter of understanding was reached to sell substantially all of the assets of Cycle-Sat to The WilTech Group, a subsidiary of The Williams Companies, Inc. The transaction is expected to close during the first quarter of fiscal 1997.

NOTE 3: DISCONTINUED OPERATIONS - DISPOSAL OF ELECTRONIC COMPONENT ASSEMBLY SEGMENT

In August 1993, the Company agreed to sell certain assets and liabilities of its electronic component assembly business, North Iowa Electronics, Inc. (NIE) to an unaffiliated third party (the buyer) for $100,000 in cash and a $1.6 million promissory note. The transaction was accounted for as a transfer of net assets with recognition of the gain ($285,000) deferred due to uncertainty surrounding the buyer's ability to generate sufficient cash flows to retire the note.

During fiscal 1995, the Company guaranteed certain debt obligations of the buyer totaling $4,500,000. The buyer is currently experiencing significant financial difficulties and the Company has decided to make no further financial accommodations and to exit ongoing involvement with this business. In the fourth quarter of fiscal 1996, the Company provided $4,074,000 for the anticipated loss related to the net cost of resolution of this matter. The Company expects to ultimately resolve this matter during fiscal 1997.

NOTE 4: TFI ACQUISITION

On March 31, 1995, the Company's subsidiary, Cycle-Sat, finalized the purchase of a majority of the assets of the TFI division of MPO Videotronics (MPO), a private company headquartered in Newbury Park, California, for $10,100,000. The Company financed the acquisition through a term loan with Firstar Bank and through terms provided by MPO which aggregated $8,600,000.

The acquisition was accounted for as a purchase business combination and the excess of the purchase price over the estimated fair value of the net assets acquired, in the amount of $8,000,000, was recorded as goodwill. The acquisition had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share.

This operation is included with the Cycle-Sat operations being sold (Note 2).

NOTE 5: DEALER FINANCING RECEIVABLES

Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 31, 1996, the Company had certain concentration of credit risks whereby $10,770,000 of dealer financing receivables were due from one dealer.

NOTE 6: INVENTORIES
Inventories consist of the following:

                               Aug. 31,     Aug. 26,
(dollars in thousands)             1996         1995
--------------------------- ------------ ------------
Finished goods                 $ 28,228     $ 19,855
Work in process                  13,915       14,223
Raw materials                    37,537       34,623
                            ------------ ------------
                                 79,680       68,701
LIFO reserve                     16,577       15,621
                            ------------ ------------
                               $ 63,103     $ 53,080

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 7: OPERATING LEASES

Cycle-Sat is a party to various non-cancelable operating leases. These leases expire through 2006. Rent expense was $3,251,000, $2,549,000, and $2,070,000 in fiscal 1996, 1995, and 1994, respectively. Future minimum lease payments under such leases are as follows (dollars in thousands); 1997 - $3,207, 1998 - $3,203, 1999 - $3,182, 2000 - $3,130, 2001 - $2,690, thereafter - $1,319.

NOTE 8: LONG-TERM NOTES RECEIVABLE

Long-term notes receivable of $3,918,000 and $2,465,000 at August 31, 1996 and August 26, 1995, respectively, are primarily collateralized by dealer inventories and real estate. The notes had weighted average interest rates of
8.5 percent per annum and 8.1 percent per annum at August 31, 1996 and August 26, 1995, respectively, and have various maturity dates ranging through June 2001.

NOTE 9: NOTES PAYABLE

Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                                          Available
                                         Credit Lines                Outstanding                Interest Rate
                                  --------------------------- -------------------------- ----------------------------
                                     Aug. 31,      Aug. 26,      Aug. 31,     Aug. 26,      Aug. 31,      Aug. 26,
(dollars in thousands)                1996           1995          1996         1995          1996          1995
---------------------------------------------------------------------------------------------------------------------
Notes payable:
  Continuing operations              $30,000       $30,000       $    --      $    --          --             --
  Discontinued operations              4,215         4,300         4,215        4,000         7.2%           7.4%

                                     Maximum                        Average               Weighted Average Interest
                                   Outstanding                    Outstanding                 Rate During Year*
                           -----------------------------  -----------------------------  -----------------------------
                            Aug. 31, Aug. 26,  Aug. 27,    Aug. 31,  Aug. 26,  Aug. 27,   Aug. 31,  Aug. 26,  Aug. 27,
(dollars in thousands)        1996     1995      1994        1996      1995      1994       1996      1995      1994
----------------------------------------------------------------------------------------------------------------------
Notes payable:
  Continuing operations     $    --  $ 2,000   $ 7,000     $    --   $    58   $   951      --        9.6%      6.1%
  Discontinued operations     4,500    4,000     2,300       4,274     2,711     1,030     7.4%       8.5%      8.4%
*Based on the approximate average aggregate amount outstanding during the year and the interest rate.

Since March 1992, the Company has had a financing and security agreement with Nations Credit Corporation (NationsCredit). Terms of the agreement limit borrowings to the lesser of $30,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles and motor home chassis and related components). Borrowings are secured by the Company's receivables and inventory. Borrowings under the agreement bear interest at the prime rate, as defined in the agreement, plus 50 basis points. The line of credit is available through March 31, 1997, and continues during successive one-year periods unless either party provides at least 90-days' notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement also contains certain restrictive covenants including maintenance of minimum net worth, working capital and current ratio. As of August 31, 1996, the Company was in compliance with these covenants. There were no outstanding borrowings under the line of credit at August 31, 1996 or August 26, 1995.

The Company and Cycle-Sat maintain a line of credit with Firstar Bank Cedar Rapids. Terms of the agreement limit the amount advanced to the lesser of $4,500,000 or the borrowing base (defined as the sum of 80 percent of Cycle-Sat's eligible accounts receivable and 50 percent of its inventory). Borrowings under the agreement bear interest at the 90 day LIBOR rate, plus 150 basis points (7.2 percent per annum at August 31, 1996). The agreement contains certain restrictive covenants as described in the agreement. Borrowings under the line of credit are secured by Cycle-Sat's accounts receivable and inventories and have been guaranteed by the Company. The line of credit expires February 1, 1997. The oustanding balance under the line of credit at August 31, 1996 was $4,215,000. As of August 31, 1996, Cycle-Sat had no unused borrowings available.

NOTE 10: LONG-TERM DEBT

                                          Outstanding August 31, 1996            Outstanding August 26, 1995
                                      Current        Long        Interest      Current       Long      Interest
(dollars in thousands)               Maturities      Term          Rate       Maturities     Term        Rate
------------------------------------------------------------------------------------------------------------------
Long-term borrowings, continuing
  operations                         $ 1,866       $ 1,692       5.5-7.95%      $  720     $ 3,810    5.5 - 8.75%

Long-term obligations, discontinued   10,134            --      8.0-15.15%       2,844       8,868      8.0-13.7%
 operations


During fiscal 1994, the Company and Winnebago RV, Inc. entered into a $2,001,000 financing agreement with 1st Source Bank for the purchase of a 1990 King Air 350 airplane. Terms of the agreement call for 35 monthly installment payments beginning August 28, 1994, and a 36th payment to pay off the remaining principal and interest balance under the agreement. Borrowings under the agreement are secured by the airplane. The outstanding balance under this agreement at August 31, 1996 and August 26, 1995 was $1,709,000 and $1,855,000, respectively, with an interest rate of 7.95 percent per annum.

During fiscal year 1993, the Company and Winnebago Industries Europe GmbH (WIE), a wholly owned subsidiary of the Company, entered into a financing arrangement with Volksbank Saarbrucken-St. Ingebert eG to finance the acquisition and renovation of a new facility in Kirkel, Saarland, Germany. The financing arrangement includes four loans with interest rates ranging from 5.5 percent to
8.75 percent per annum. As of August 31, 1996 only two of the loans were outstanding which had interest rates of 5.5 percent and 5.75 percent per annum. All of the loans have been advanced to WIE in the aggregate amount of $2,039,000. Borrowings under these agreements at August 31, 1996 were $1,262,000 and require various repayment terms through 2008. The loans are guaranteed by the Company and are secured by real estate and improvements to the new facility.

In fiscal 1995, Cycle-Sat entered into a series of long-term borrowings aggregating $10,025,000 to finance the acquisition of a majority of the assets of the TFI division of MPO. The interest rates on these borrowings ranged from 8 percent to 8.2 percent and from 8 percent to 8.4 percent as of August 31, 1996 and August 26, 1995, respectively. The outstanding balance of these obligations as of August 31, 1996 and August 26, 1995 aggregated $8,893,000 and $9,605,000, respectively. These borrowings have been guaranteed by the Company.

Cycle-Sat is also obligated under capital lease agreements aggregating $1,241,000 and $1,905,000 as of August 31, 1996 and August 26, 1995,
respectively. Interest rates on capital leases ranged from 8.2 percent to 15.15 percent as of August 31, 1996 and from 8.7 percent to 13.7 percent as of August 26, 1995, respectively.

Assets and accumulated amortization related to capital leases were approximately $1,202,000 and $399,000 at August 31, 1996 and $7,368,000 and $5,013,000 at
August 26, 1995, respectively.

The Company intends to repay these Cycle-Sat obligations during fiscal 1997 in conjunction with the sale of Cycle-Sat discussed in Note 2.

Maturities of long-term debt for the next five years are as follows: 1997 - $12,000,000; 1998 - $168,000; 1999 - $179,000; 2000 - $191,000; 2001 - $204,000.

NOTE 11: EMPLOYEE RETIREMENT PLANS

The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash and common stock valued at market for fiscal years 1996, 1995 and 1994 were $2,099,000, $2,106,000, and
$1,444,000, respectively.

The Company has an Executive Split Dollar Life Insurance Plan. Investments in the plan consist of life insurance premium receivables recorded in the accompanying balance sheets. Upon the termination or death of a participating executive, the Company receives its cash investment in the policy, with any excess proceeds remitted directly to the policy beneficiary.

The Company also has a nonqualified deferred compensation program which permits key employees and directors to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is fixed based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the age of 55, with five years of service since the deferral was made. For deferrals prior to December 1992, vesting also occurs after 20 years of service. Deferred compensation expense was $1,556,000, $1,629,000, and $2,056,000 in fiscal 1996, 1995 and 1994, respectively. Total deferred compensation liabilities were $21,025,000, and $20,542,000, at August 31, 1996 and August 26, 1995, respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $10,499,000 and $7,054,000, at August 31, 1996 and August 26, 1995, respectively) are presented as assets of the Company in the accompanying balance sheets.

The Company provides certain health care and other benefits for retired employees who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and current age. As discussed in Note 1, the Company implemented SFAS No. 106 as of August 29, 1993 on the immediate recognition basis. The Company's postretirement health care plan currently is not funded. The status of the plan is as follows:

Accumulated postretirement benefit obligation at August 31, 1996 and August 26, 1995:

                               Aug. 31,     Aug. 26,
(dollars in thousands)           1996         1995
---------------------------- ------------ -----------
Retirees                       $ 2,042      $ 2,212
Fully eligible active plan
  participants                   2,852        2,838
Other active plan
  participants                  10,005       10,696
                             ------------ -----------
                                14,899       15,746

Unrecognized prior
  service cost                     558           608
Unrecognized net gain           10,455         8,196
                             ------------ -----------
Accrued postretirement
  benefit liability
  recognized in financial
  statements                   $25,912      $24,550
                             ------------ -----------

Net postretirement benefit expense for the fiscal years ended August 31, 1996, August 26, 1995 and August 27, 1994 consisted of the following components:

                        Aug. 31,   Aug. 26,  Aug. 27,
(dollars in thousands)    1996       1995      1994
----------------------- ---------- --------- ----------
Service cost-
  benefits earned
  during the year       $  947      $1,047     $1,624
Interest cost on
  accumulated
  postretirement
  obligation             1,133       1,171      1,319
Net amortization
  and deferral            (416)      (379)          -
                        ---------- -------- ----------

                        $1,664      $1,839     $2,943
                        ---------- -------- ----------

The assumed pre-65 and post-65 health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of August 31, 1996 was 9.38 percent and 8.38 percent, respectively, decreasing each successive year until it reaches 5.50 percent in 2016 after which it remains constant. A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of August 31, 1996 by approximately $3,621,000. The effect of this change on the net postretirement health care cost for fiscal 1996 would be to increase it by approximately $615,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at August 31, 1996 and 7.25 percent at August 26, 1995. During fiscal 1996, the Company revised certain provisions of its postretirement health care plan to offer different medical plan options and revised the monthly contribution rate for retirees. The impact of these revisions resulted in a decrease in the accumulated postretirement benefit obligation of approximately $5,695,000 and a decrease in the previously estimated net postretirement benefit expense for fiscal year 1996 of approximately $1,249,000. The unrecognized net gain as of August 31, 1996 will be amortized over the average remaining service period of active plan participants, estimated to be 18 years. The unrecognized prior service cost as of August 31, 1996 will be amortized over the average remaining years to full eligibility for benefits of active plan participants, estimated to be 12 years.

NOTE 12: CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financing on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on his agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reduction based on the time since the date of the original invoice. The Company's contingent liability on all repurchase agreements was approximately $129,135,000 and $120,487,000 at August 31, 1996 and August 26,
1995, respectively.

Included in these contingent liabilities as of August 31, 1996 are approximately $33,216,000 and $37,616,000, respectively, of certain dealer receivables subject to recourse agreements with NationsCredit and Green Tree Financial. The Company had reserves of $590,000 and $1,086,000 at August 31, 1996 and August 26, 1995, respectively, for sales subject to repurchase and recourse provisions. Historically, the Company's repurchases under these agreements have been immaterial with losses of approximately $222,000, $212,000, and $101,000, recorded during fiscal years 1996, 1995 and 1994, respectively.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and ranges from $2,500,000 to $5,000,000 per occurrence and $8,500,000 to $12,000,000 in aggregate per policy year (fiscal 1988 to fiscal 1996). Liabilities in excess of these amounts are the responsibility of the insurer.

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

NOTE 13: INCOME TAXES

The components of the provision (credit) for income taxes are as follows:

                              Year Ended
(dollars in       August 31,   August 26,   August 27,
thousands)          1996          1995        1994
---------------- ------------ ------------ ------------
Continuing
  operations
Current           $ 5,707      $  5,599     $  3,649
Deferred              932       (13,511)      (4,961)
---------------- ------------ ------------ ------------
                    6,639        (7,912)      (1,312)
Discontinued
  operations,
  primarily
  deferred           (896)          (88)          --
---------------- ------------ ------------ ------------
Total
  provision
  (credit)        $ 5,743        (8,000)      (1,312)
---------------- ------------ ------------ ------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates provided (benefit) before the cumulative effect of accounting change:

                                                                        Year ended
                                                 August 31, 1996      August 26, 1995       August 27, 1994
-------------------------------------------- --------------------- --------------------- ---------------------
U.S. federal statutory rate                           35.0%                 35.0%                 35.0%
Cash surrender value                                  (2.0)                 (1.5)                 (6.6)
Life insurance premiums                                1.9                    .8                   7.4
Tax credits                                           (2.2)                 (2.0)                (10.8)
Effect of change in valuation allowance                --                  (77.9)                (32.5)
Net (income) loss of German subsidiary
    not included in consolidated return               (1.4)                  1.7                   3.1
Other                                                  0.4                   3.4                  (3.7)
                                             --------------------- --------------------- ---------------------

Total                                                 31.7%                (40.5)%                (8.1)%
                                             --------------------- --------------------- ---------------------
Whereof:
    Continuing operations                             31.5%                (39.6)%                (8.6)%
    Discontinued operations                          (30.5)%               (35.0)%                  --
                                             --------------------- --------------------- ---------------------

The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                                            August 31, 1996                  August 26, 1995
                                             ---------------------------------------------- ------------------
(dollars in thousands)                               Assets       Liabilities      Total           Total
-------------------------------------------- --------------- --------------- -------------- ------------------
CURRENT
Miscellaneous reserves                             $  4,153        $  (556)      $  3,597          $  2,952
Non-deductible warranty reserves                      1,198             --          1,198             1,114

Bad debt reserves                                       516             --            516               700
Self-insurance reserve                                1,032             --          1,032             1,458
                                             --------------- --------------- -------------- ------------------

Subtotal                                              6,899           (556)         6,343             6,224
                                             --------------- --------------- -------------- ------------------

NONCURRENT

Postretirement health care benefits                   9,069             --          9,069             8,592
Deferred compensation                                 7,825             --          7,825             7,599
Accelerated depreciation                                 --         (2,402)        (2,402)           (2,315)
Other                                                    56             --             56               231
                                             --------------- --------------- -------------- ------------------

Subtotal                                             16,950         (2,402)        14,548            14,107
                                             --------------- --------------- -------------- ------------------

Total                                               $23,849        $(2,958)      $ 20,891           $20,331
                                             --------------- --------------- -------------- ------------------

At the beginning of fiscal 1994, the Company had a valuation allowance of $14,600,000 related to its deferred tax assets due to uncertainty as to future utilization of those assets. During fiscal 1994, the Company recorded a $1,300,000 tax benefit due to the level of earnings achieved in fiscal 1994 which increased the likelihood of the Company realizing a portion of its gross deferred tax assets in the future. During fiscal 1995, the valuation allowance was eliminated. In the second and fourth quarters of fiscal 1995, the Company recognized tax benefits of $6,000,000 and $2,000,000, respectively, due to continued trend of earnings which increased the likelihood that the Company would realize its gross deferred tax assets in the future, thus eliminating the need for the valuation allowance.

NOTE 14: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                                       Year ended
(dollars in thousands)                             August 31, 1996    August 26, 1995     August 27, 1994
------------------------------------------------ ------------------ ------------------- ------------------
Net realized gains on sale of
    trading securities                              $     218           $     101           $    257
Net unrealized (losses) gains on trading
    securities                                           (568)                241               (652)
(Losses) gains on foreign currency
    transactions                                         (226)              1,213                (88)
Interest income from investments and
    receivables                                         1,546               1,310              1,032
Dividend income                                           141                 184                137
Interest expense                                         (757)               (935)              (846)
                                                 ----------------- ------------------- ------------------
                                                    $     354               2,114               (160)
                                                 ----------------- ------------------- ------------------

NOTE 15: DIVIDEND DECLARED

On October 17, 1996, the Board of Directors declared a cash dividend of $.10 per common share payable January 6, 1997, to shareholders of record December 6, 1996.

NOTE 16: STOCK OPTION PLANS

Options to purchase common stock have been granted at 100 percent of the market price at time of grant, generally pursuant to plans approved by the shareholders. A summary of stock option activity for the fiscal years 1996, 1995 and 1994 is as follows:

                                                 1996                       1995                     1994
                                                      Price                      Price                     Price
                                          Shares    per share        Shares    per share       Shares    per share
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          764,000     $4 - $12       900,500      $4-$18    1,028,000      $4-$18
Options granted                                --           --        10,000          10      170,000           9
Options exercised                          (1,000)           6       (94,833)      4 - 9      (92,500)        4-6
Options canceled                          (17,000)    $9 - $12       (51,667)     9 - 18     (205,000)       4-15
                                       -----------------------------------------------------------------------------
Outstanding at end of year                746,000     $4 - $12       764,000    $4 - $12      900,500      $4-$18
                                       -----------------------------------------------------------------------------

Options for 698,400, 654,000, and 674,100 shares at exercise prices of $4-$18 per share were exercisable at August 31, 1996, August 26, 1995, and August 27, 1994, respectively.

NOTE 17: SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

                                                     Year ended
(dollars in thousands)            August 31, 1996     August 26, 1995   August 27, 1994
-------------------------------- ----------------- ------------------- -----------------
Interest                              $2,000              $1,911           $   927
Income taxes                           5,085               6,989             4,269

In fiscal 1995, the Company entered into $5.7 million of financing transactions in conjunction with the TFI acquisition (see Note 4) which did not affect cash.

NOTE 18: BUSINESS SEGMENT INFORMATION

The Company defines its operations into two business segments: Recreation Vehicles and Other Manufactured Products, which includes all data relative to the manufacturing and selling of its recreational and other manufactured products; and Financing, which relates to the WAC subsidiary operation. Identifiable assets are those assets used in the operations of each industry segment. General Corporate assets consist of cash and cash equivalents, marketable securities, deferred income taxes and other corporate assets. General Corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

For the years ended August 31, 1996, August 26, 1995 and August 27, 1994, the Company's segment information is as follows:

                                                           Recreation
                                                            Vehicles
                                                            and Other
                                                           Manufactured                  General
(dollars in thousands)                                       Products      Financing    Corporate         Total
-----------------------------------------------------------------------------------------------------------------
1996
Net revenues from continuing operations                      $483,398      $  1,406      $    --        $484,804
Operating income (loss) from continuing operations             23,169         1,518       (3,978)         20,709
Identifiable assets                                           154,238        15,250       51,108         220,596
Depreciation and amortization                                   5,790             7        3,903           9,700
Capital expenditures                                            6,754            --        3,709          10,463

Summary information for the German subsidiary is as follows: Net revenues -
$13,773. Operating loss - $ (238), Identifiable assets - $10,388. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.


1995
Net revenues from continuing operations                      $458,909      $  1,220      $     --       $460,129
Operating income (loss) from continuing operations             19,053           989        (2,150)        17,892
Identifiable assets                                           135,036        12,690        63,904        211,630
Depreciation and amortization                                   5,292            12         3,559          8,863
Capital expenditures                                            7,977            16         1,355          9,348

Summary information for the German subsidiary is as follows: Net revenues -
$8,834. Operating loss - $(1,209), Identifiable assets - $9,426. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.


1994
Net revenues from continuing operations                      $432,406      $    831      $     --        $433,237
Operating income (loss) from continuing operations             16,740(1)        740        (2,056)         15,424
Identifiable assets                                           138,884        11,373        31,491         181,748
Depreciation and amortization                                   4,903            10         2,885           7,798
Capital expenditures                                            7,923            16         1,593           9,532

Summary information for the German subsidiary is as follows: Net revenues -
$3,456. Operating loss - $(892), Identifiable assets - $5,939. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

(1) See Note 1 regarding the cumulative effect of accounting change which principally affects this segment.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
WINNEBAGO INDUSTRIES, INC.
FOREST CITY, IOWA

We have audited the consolidated balance sheets of Winnebago Industries, Inc., and subsidiaries (the Company) as of August 31, 1996 and August 26, 1995 and the related statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries at August 31, 1996 and August 26, 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the Financial Statements, the Company changed its method of accounting for postretirement health care and other benefits during the year ended August 27, 1994.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, Minnesota

October 17, 1996

NET REVENUES BY MAJOR PRODUCT CLASS
                                                                         Fiscal year ended(1)
                                                   August 31,     August 26,   August 27,     August 28,    August 29,
(dollars in thousands)                                1996          1995          1994           1993          1992
----------------------------------------------------------------------------------------------------------------------------
Motor homes                                        $432,212       $402,435      $385,319      $326,861      $245,908
                                                       89.2%          87.5%         88.9%         89.4%         87.5%
Other recreation vehicle revenues (2)                17,166         19,513        21,903        17,655        17,126
                                                        3.5%           4.2%          5.1%          4.8%          6.1%
Other manufactured products revenues (3)             34,020         36,961        25,184        20,344        18,090
                                                        7.0%           8.0%          5.8%          5.6%          6.4%
                                                   -------------------------------------------------------------------------
        Total manufactured products revenues        483,398        458,909       432,406       364,860       281,124
                                                       99.7%          99.7%         99.8%         99.8%        100.0%
Finance revenues (4)                                  1,406          1,220           831           595            12
                                                         .3%            .3%           .2%           .2%           --
                                                   -------------------------------------------------------------------------
Total revenues from continuing operations          $484,804       $460,129      $433,237      $365,455      $281,136
                                                      100.0%         100.0%        100.0%        100.0%        100.0%

(1) The fiscal year ended August 31, 1996 contained 53 weeks; all other fiscal years in the table contained 52 weeks. All years are appropriately restated to exclude the revenues of the Company's discontinued Cycle-Sat subsidiary and NIE revenues from contract assembly of a variety of electronic products.
(2) Primarily recreation vehicle related parts, service and van conversions.
(3) Primarily sales of extruded aluminum, commercial vehicles and component products for other manufacturers.
(4) WAC revenues from dealer financing.



INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                    Quarter ended
FISCAL 1996                                       December 2, 1995      March 2, 1996       June 1, 1996    August 31, 1996
-------------------------------------------- ---------------------- -------------------- ----------------- ------------------
Net revenues from continuing
    operations                                       $113,735             $106,161            $144,363         $120,545
Operating income from continuing
    operations                                          3,967                2,873               7,445            6,424
Income from continuing operations                       2,672                2,198               5,394            4,160
Net income                                              2,990                2,238               5,411            1,746
Income (loss) per common share:
    Continuing operations                                 .11                 .09                  .21              .16
    Discontinued operations                               .01                  --                   --             (.09)
    Net income                                            .12                 .09                  .21              .07


                                                                                Quarter ended
FISCAL 1995                                      November 26, 1994    February 25, 1995     May 27, 1995    August 26, 1995
-------------------------------------------- ---------------------- -------------------- ----------------- ------------------
Net revenues from continuing
    operations                                       $124,722                $111,612         $118,658          $105,137
Operating income (loss) from
    continuing operations                               6,913                   5,572            5,794              (387)
Income from continuing
    operations                                          7,109                  12,481            6,530             1,798
Net income                                              7,609                  12,085            6,578             1,484
Income (loss) per common share:
    Continuing operations                                 .28                     .50              .26               .07
    Discontinued operations                               .02                    (.02)              --              (.01)
    Net income                                            .30                     .48              .26         .06


Operating income for the quarter ended August 26, 1995 was negatively impacted by year-end inventory adjustments and increases in valuation allowances of the Company's German subsidiary in the amount of approximately $2.5 million.

The Company recognized tax credits of $6 million and $2 million in the quarters ended February 25, 1995 and August 26, 1995, respectively, due to continued trend of earnings which increased the likelihood that the Company will realize its gross deferred tax assets in the future, thus eliminating the need for the valuation allowance.

The information presented in this annual report differs from that of the filed 10-Q's due to required restatements to reflect the Company's Cycle-Sat and electronic component assembly segments as discontinued operations.

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

RESULTS OF OPERATIONS
FISCAL 1996 COMPARED TO FISCAL 1995

Net revenues for manufactured products were $483,398,000 for fiscal 1996 an increase of $24,489,000, or 5.3 percent, from fiscal 1995. Motor home shipments (Classes A, B, and C) during fiscal 1996 were 9,607 units, a decrease of 253 units, or 2.6 percent, compared to fiscal 1995. Even though fiscal 1996 unit sales were down, the current year showed an increase in revenues, due to a product mix change more heavily weighed to more expensive units with a slideout feature. The Company believes it will continue to maintain its market share of recreation vehicle sales and expects to extend the slideout room expansion system to more of its Class A product line offerings.

Finance revenues were $1,406,000 for fiscal 1996 an increase of $186,000, or
15.2 percent from fiscal 1995. The increase can be attributed to an increase in the average dealer receivable balances during fiscal 1996 when compared to fiscal 1995.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.3 percent for fiscal 1996 compared to 86.7 percent for fiscal 1995. This decrease can be attributed primarily to the shift in product mix to higher margin slideout units, offset partially by a decrease in motor home production volume.

Selling and delivery expenses were fairly stable in fiscal 1996 as compared to fiscal 1995 but decreased in fiscal 1996, as a percentage of net revenues, to
5.2 percent from 5.5 percent in fiscal 1995, primarily due to increased revenue during fiscal 1996.

General and administrative expenses increased by $2,623,000 to $21,574,000 comparing fiscal 1996 to fiscal 1995 and increased as a percentage of net revenues to 4.5 percent from 4.1 percent. The increase in dollars was caused primarily by increases in the Company's employee bonus programs and an increase in provisions for its legal expenses.

For fiscal 1996, the Company had net financial income of $354,000 compared to net financial income of $2,114,000 during fiscal 1995. During fiscal 1996, the Company recorded $930,000 of net interest income, $350,000 of realized and unrealized losses in its trading securities portfolio, and losses of $226,000 in foreign currency transactions, relating to the Company's investment in European operations caused by the weakening of the U.S. dollar as it compares to European currencies. During fiscal 1995, the Company recorded foreign currency transaction gains of $1,213,000, $559,000 of net interest income and $342,000 of realized and unrealized gains in its trading securities portfolio.

For fiscal 1996, the Company had income from continuing operations before taxes of $21,063,000 compared to $20,006,000 for fiscal 1995. Due to the pre-tax earnings growth Winnebago Industries has experienced during the past four years, fiscal 1996 results reflect the full impact of income tax expense for the first time since fiscal 1992. To this end the Company recorded a tax expense of $6,639,000 during fiscal 1996. During fiscal 1995, the Company recorded a credit for income taxes of $7,912,000, the result of reductions of the Company's deferred tax asset valuation allowance.

During fiscal 1996, the Company reported losses from discontinued operations of $2,039,000 which relate to discontinued operations of the Cycle-Sat subsidiary and to a loss on the disposal of the electronic component assembly segment (See Notes 2 and 3 to the Company's 1996 Consolidated Financial Statements). During fiscal 1995, the Company reported a loss in discontinued operations related to the Cycle-Sat subsidiary of $162,000.

For fiscal 1996, the Company had net income of $12,385,000, or $.49 per share, compared to fiscal 1995's net income of $27,756,000, or $1.10 per share.

FISCAL 1995 COMPARED TO FISCAL 1994

Net revenues for manufactured products were $458,909,000 for fiscal 1995 an increase of $26,503,000, or 6.1 percent, from fiscal 1994. Motor home shipments (Classes A, B, and C) during fiscal 1995 were 9,860 units, an increase of 802 units, or 8.9 percent, compared to fiscal 1994. The relatively higher growth in unit sales was due to an increase in volume of the lower-priced Class C models and the favorable market acceptance of the Class B model.

Finance revenues were $1,220,000 for fiscal 1995 an increase of $389,000, or
46.8 percent from fiscal 1994. The increase can be attributed to an increase in the average dealer receivable balances during fiscal 1995 when compared to fiscal 1994.

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

General and administrative expenses decreased by $1,419,000 to $18,951,000 comparing fiscal 1995 to fiscal 1994 and decreased as a percentage of net revenues to 4.1 percent from 4.7 percent. The decrease in dollars primarily reflects a reduction in the Company's provisions for its retirement programs and an increase in lease income from the Company's public warehousing activities, offset partially by increases in the Company's provisions for product liability expenses and increases in Winnebago Industries Europe GmbH (WIE) spending.

For fiscal 1995, the Company had net financial income of $2,114,000 compared to net financial expense of $160,000 during fiscal 1994. During fiscal 1995, the Company recorded foreign currency transaction gains of $1,213,000, $559,000 of net interest income and $342,000 of realized and unrealized gains in its trading securities portfolio. During fiscal 1994, the Company recorded an interest payment to the Internal Revenue Service of $419,000 relating to the resolution of income tax issues, $395,000 of realized and unrealized losses in its trading securities portfolio and foreign currency transaction losses of $88,000. Offsetting this partially was net interest income of $742,000.

For fiscal 1995, the Company had income from continuing operations before taxes of $20,006,000 compared to $15,264,000 for fiscal 1994. During fiscal 1995 and 1994, the Company recorded credits for income taxes of $7,912,000 and $1,312,000, respectively. These credits were the result of reductions of the Company's deferred tax asset valuation allowance.

During fiscal 1995, the Company reported a loss from discontinued operations of $162,000 compared to an income of $869,000 during fiscal 1994. (See Note 2 of the Company's 1996 Consolidated Financial Statements.)

In fiscal 1994, the Company was required to adopt FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits. This change in accounting principle resulted in a cumulative noncash charge at the beginning of fiscal 1994 of $20,420,000, or $.81 per share.

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

At August 31, 1996, working capital was $62,155,000, a decrease of $7,539,000 from the amount at August 26, 1995. Cash provided by operations was $17,258,000, $25,404,000 and $2,022,000 during fiscal years ended August 31, 1996, August 26, 1995, and August 27, 1994, respectively. Operating cash flows were lower in fiscal 1996 and fiscal 1995, due primarily to increases in inventory levels. Cash flows used by investing activities, which includes investments in dealer receivables, long-term notes receivables, and capital expenditures, amounted to $14,950,000, $15,031,000, and $14,369,000 for the fiscal years ended August 31,
1996, August 26, 1995, and August 27, 1994, respectively. Capital expenditures were $10,463,000 in fiscal 1996, $9,348,000 in fiscal 1995, and $9,532,000 in fiscal 1994. Net cash used by financing activities was $10,019,000 in fiscal 1996 and $2,712,000 in fiscal 1995 compared to cash provided by financing activities of $1,956,000 during fiscal 1994. The change from cash provided in fiscal 1994 to cash used in fiscal years 1995 and 1996 is primarily the result of the Company's decision to resume dividend payments to shareholders in fiscal 1995. (See Consolidated Statements of Cash Flows.)

The Company's sources of liquidity consisted principally of cash and marketable securities in the amount of $5,113,000 at August 31, 1996 compared to $10,652,000 at August 26, 1995.

The Company anticipates that during fiscal 1997 the sale of Cycle-Sat to WilTech Group will be completed, and will result in gross proceeds of approximately $57,000,000. Expected demands on these proceeds include payments of approximately $16,000,000 to pay liabilities retained by the Company, income tax provisions of $14,000,000 and payments to minority shareholders of $8,000,000.

The Company also has available a line of credit for $30,000,000, (or 75 percent of eligible inventory, whichever is less) through a financing and security agreement with NationsCredit Corporation. There were no outstanding borrowings under the line of credit at August 31, 1996. Additionally, Cycle-Sat has a line of credit for $4,500,000 (or the sum of the base of 80 percent of Cycle-Sat eligible accounts receivable and 50 percent of its inventory, whichever is less) with Firstar Bank Cedar Rapids, NA. Cycle-Sat had no unused borrowings available under the line of credit at August 31, 1996. (See Note 9.)

Principal expected demands at August 31, 1996 on the Company's liquid assets for fiscal 1997 include approximately $8,900,000 of capital expenditures (primarily equipment replacements), payments on maturities of long-term debt of $1,900,000 and payment of cash dividends.

Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover both short-term and long-term operating requirements.

PENDING ACCOUNTING PRONOUNCEMENTS
Impairment of Long-Lived Assets

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March, 1995 and must be adopted no later than fiscal 1997. The Company is in the process of evaluating the impact of this statement.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October, 1995 and must be adopted no later than fiscal 1997. The statement requires the use of fair values to measure stock-based compensation for non-employees, and recommends, but does not require, the use of such methods for employee stock-based compensation. The adoption of SFAS No. 123 will have no significant effect on net earnings. The Company intends to continue to measure compensation cost for employee stock compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

IMPACT OF INFLATION

Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its product.

SELECTED FINANCIAL DATA(1)

                                                        August 31,        August 26,       August 27,
(dollars in thousands, except per share data)              1996              1995             1994
--------------------------------------------------- ----------------- ----------------- --------------
STATEMENT OF OPERATIONS
Revenues
   Manufactured products                                 $483,398          $458,909          $432,406
   Finance                                                  1,406             1,220               831
      Total net revenues                                  484,804           460,129           433,237
Income (loss) before taxes                                 21,063            20,006            15,264
Provision (credit) for income taxes                         6,639            (7,912)           (1,312)
Income (loss) from continuing operations                   14,424            27,918            16,576
(Loss) income from discontinued operations                 (2,039)             (162)              869
Cumulative effect of accounting change                         --                --           (20,420)
Net income (loss)                                          12,385            27,756            (2,975)
Per share data:
    Income (loss) from continuing operations                  .57              1.11               .66
    (Loss) income from discontinued operations               (.08)             (.01)              .03
    Cumulative effect of accounting change                     --                --              (.81)
    Net income (loss)                                         .49              1.10              (.12)
    Cash dividends per share                             $    .30          $    .30          $     --
Weighted average number of shares of common stock
   outstanding                                             25,349            25,286            25,187

BALANCE SHEET
Total assets                                             $220,596         $211,630           $181,748
Stockholders' equity                                      105,311          100,448             79,710
Working capital                                            62,155           69,694             58,523
Long-term debt of continuing operations                  $  1,692         $  3,810           $  2,693
Current ratio                                            2.0 to 1         2.4 to 1           2.1 to 1

Motor home unit sales:
   Class A                                                  5,893            5,993              6,820
   Class B                                                    857            1,014                376
   Class C                                                  2,857            2,853              1,862
      Total                                                 9,607            9,860              9,058

(1) Restated to reflect Cycle-Sat and NIE as discontinued operations


                               TOTAL NET REVENUES
                             (Dollars in millions)

[BAR CHART]

1996      485
1995      460
1994      433
1993      365
1992      281
1991      210
1990      322
1989      429
1988      425
1987      413



                    INCOME (LOSS) FROM CONTINUING OPERATIONS*
                              (Dollars in millions)

[BAR CHART]

1996      14.4
1995      27.9
1994      16.6
1993      11.6
1992        .9
1991     (14.1)
1990     (10.5)
1989       2.5
1988       6.2
1987      20.9

* Before cumulative effect of accounting change.


                                                          August 28,       August 29,        August 31,       August 25,
(dollars in thousands, except per share data)                1993             1992              1991             1990
--------------------------------------------------- ----------------- ---------------- ----------------- ----------------
STATEMENT OF OPERATIONS
Revenues
   Manufactured products                                   $364,860         $281,124         $210,438          $320,175
   Finance                                                      595               12               10             2,113
      Total net revenues                                    365,455          281,136          210,448           322,288
Income (loss) before taxes                                   10,513            2,940          (15,737)          (20,353)
Provision (credit) for income taxes                          (1,087)           2,013           (1,684)           (9,888)
Income (loss) from continuing operations                     11,600              927          (14,053)          (10,465)
(Loss) income from discontinued operations                   (2,322)          (3,722)         (15,328)           (7,370)
Cumulative effect of accounting change                           --           (7,774)              --                --
Net income (loss)                                             9,278          (10,569)         (29,381)          (17,835)
Per share data:
    Income (loss) from continuing operations                    .46              .04             (.56)             (.42)
    (Loss) income from discontinued operations                 (.09)            (.15)            (.62)             (.30)
    Cumulative effect of accounting change                       --             (.31)              --                --
    Net income (loss)                                           .37             (.42)           (1.18)             (.72)
    Cash dividends per share                               $     --         $     --         $     --          $    .10
Weighted average number of shares of common stock
   outstanding                                               25,042           25,016           24,986            24,748

BALANCE SHEET
Total assets                                               $155,227         $139,761         $133,139          $186,247
Stockholders' equity                                         81,693           72,078           82,584           111,162
Working capital                                              44,633           37,424           35,442            48,120
Long-term debt of continuing operations                    $    633         $     57         $     93          $    190
Current ratio                                              1.9 to 1         1.8 to 1         1.9 to 1          1.8 to 1
Motor home unit sales:
   Class A                                                    6,095            4,161            2,814             4,613
   Class B                                                       --               --               --                --
   Class C                                                    1,998            2,425            2,647             3,820
      Total                                                   8,093            6,586            5,461             8,433

(1) Restated to reflect Cycle-Sat and NIE as discontinued operations


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                        August 26,        August 27,       August 29,
(dollars in thousands, except per share data)              1989              1988             1987
--------------------------------------------------- --------------- ----------------- ---------------
STATEMENT OF OPERATIONS
Revenues
   Manufactured products                                $422,423          $420,043          $406,321
   Finance                                                 6,651             5,204             6,831
      Total net revenues                                 429,074           425,247           413,152
Income (loss) before taxes                                 2,550             6,207            36,904
Provision (credit) for income taxes                           59               (32)           15,961
Income (loss) from continuing operations                   2,491             6,239            20,943
(Loss) income from discontinued operations                (7,166)           (3,513)             (967)
Cumulative effect of accounting change                        --                --                --
Net income (loss)                                         (4,675)            2,726            19,976
Per share data:
    Income (loss) from continuing operations                 .10               .25               .82
    (Loss) income from discontinued operations              (.29)             (.14)             (.04)
    Cumulative effect of accounting change                    --                --                --
    Net income (loss)                                       (.19)              .11               .78
    Cash dividends per share                            $    .20          $    .20          $    .20
Weighted average number of shares of common stock
   outstanding                                            24,695            24,724            25,545

BALANCE SHEET
Total assets                                            $276,802          $314,630          $226,391
Stockholders' equity                                     130,966           145,013           156,940
Working capital                                           62,768            72,328            68,316
Long-term debt of continuing operations                 $  6,412          $ 16,810          $  2,180
Current ratio                                           1.5 to 1          1.5 to 1          2.1 to 1
Motor home unit sales:
   Class A                                                 7,367             7,517             7,351
   Class B                                                    --                --                --
   Class C                                                 3,401             4,014             4,732
      Total                                               10,768            11,531            12,083

(1) Restated to reflect Cycle-Sat and NIE as discontinued operations


               INCOME (LOSS) FROM CONTINUING OPERATIONS PER SHARE*
                                    (Dollars)

[BAR CHART]

1996        .57
1995       1.11
1994        .66
1993        .46
1992        .04
1991       (.56)
1990       (.42)
1989        .10
1988        .25
1987        .82

* Before cumulative effect of accounting change.

SHAREHOLDER INFORMATION

PUBLICATIONS

A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Company's quarterly financial news releases and the annual Form 10-K (without exhibits), required to be filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Public Relations Department
Winnebago Industries, Inc.
P.O. Box 152
605 West Crystal Lake Road
Forest City, Iowa 50436
Telephone: (515) 582-3535
Fax: (515) 582-6966
E-mail: 72262.472@compuserve.com

This annual report may also be viewed online at the following address:
http://www.prnewswire.com/cnoc/exec/
menu?105967


SHAREHOLDER ACCOUNT ASSISTANCE

Registration and Transfer Agent to contact for address changes, account certificates and stock holdings:

Norwest Bank Minnesota, N.A.
161 North Concord Exchange, P.O. Box 738
South St. Paul, Minnesota 55075-0738
or
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: (800) 468-9716 or (612) 450-4064

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Wednesday, December 18, 1996 at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

AUDITOR

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844



COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol: WGO
Shareholders of record as of October 14, 1996:  12,137
Shares outstanding at year-end:  25,353,222
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1996 and fiscal 1995.


FISCAL 1996                High        Low       Close   FISCAL 1995               High           Low          Close
--------------------------------------------------------------------------------------------------------------------
First Quarter            $ 8.500     $7.375     $7.625   First Quarter           $11.375         $7.625       $9.250
Second Quarter             8.375      6.750      8.000   Second Quarter           10.375          8.750        9.625
Third Quarter             10.375      7.750     10.250   Third Quarter            10.750          9.125        9.625
Fourth Quarter            10.250      7.625      8.125   Fourth Quarter            9.625          7.875        8.375



CASH DIVIDENDS PER SHARE

FISCAL 1996                                      FISCAL 1995
----------------------- ------------------------ ------------------- ---------------
Amount                  Date Paid                Amount              Date Paid
------                  ---------                ------              ---------
$ .10                   December 4, 1995         $ .10               January 6, 1995
  .10                   April 8, 1996              .10               April 7, 1995
  .10                   June 17, 1996              .10               July 7, 1995



DIRECTORS AND OFFICERS


DIRECTORS                                                   OFFICERS
Fred G. Dohrmann                                            Fred G. Dohrmann
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,          CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
WINNEBAGO INDUSTRIES, INC.
                                                            Bruce D. Hertzke
Gerald E. Boman                                             PRESIDENT AND CHIEF OPERATING OFFICER
FORMER SENIOR VICE PRESIDENT,
WINNEBAGO INDUSTRIES, INC.                                  Edwin F. Barker
                                                            VICE PRESIDENT, CONTROLLER AND CHIEF FINANCIAL OFFICER
David G. Croonquist
FORMER DIRECTOR AND MEMBER OF THE EXECUTIVE COMMITTEE,      Raymond M. Beebe
H.B. FULLER COMPANY                                         VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Keith D. Elwick                                             Paul D. Hanson
FORMER EXECUTIVE OFFICER,                                   VICE PRESIDENT, STRATEGIC PLANNING
CHROMALLOY FARM AND INDUSTRIAL EQUIPMENT CO.
                                                            James P. Jaskoviak
John V. Hanson                                              VICE PRESIDENT, SALES AND MARKETING
FORMER PRESIDENT AND DEPUTY CHAIRMAN OF THE BOARD,
WINNEBAGO INDUSTRIES, INC.                                  Robert J. Olson
                                                            VICE PRESIDENT, MANUFACTURING
Donald W. Olson
FORMER CHAIRMAN, DON OLSON FIRESTONE, INC.

Joseph M. Shuster
CHAIRMAN, TELTECH

Frederick M. Zimmerman
PROFESSOR OF MANUFACTURING SYSTEMS ENGINEERING,
THE UNIVERSITY OF ST. THOMAS

Francis L. Zrostlik
PRESIDENT/DIRECTOR, STELLAR INDUSTRIES

Luise V. Hanson
DIRECTOR EMERITUS



[PHOTO]

WINNEBAGO INDUSTRIES' EXECUTIVE MANAGEMENT TEAM: (CLOCKWISE FROM TOP LEFT) JAMES JASKOVIAK, RAYMOND BEEBE, ROBERT OLSON, EDWIN BARKER, PRESIDENT AND CHIEF OPERATING OFFICER BRUCE HERTZKE, CHAIRMAN AND CHIEF EXECUTIVE OFFICER FRED DOHRMANN AND PAUL HANSON.