Form 10-K, Exhibit 13
period 1997-08-30
WINNEBAGO INDUSTRIES INC
filed 1997-11-19
CIK 107687

WINNEBAGO INDUSTRIES, INC.                                    1997 ANNUAL REPORT

                                                                [LOGO] WINNEBAGO
                                                                      INDUSTRIES

CORPORATE PROFILE

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. Motor home sales by the Company represented more than 87 percent of its revenues in each of the past five fiscal years. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Vectra(R), Rialta(R) and Luxor(R) brand names. The Company markets its recreation vehicles on a wholesale basis to a broadly diversified dealer organization located throughout the United States, and to a limited extent, in Canada and other foreign countries. As of August 30, 1997, the motor home dealer organization in the United States and Canada included approximately 340 dealers. In addition, the Company's subsidiary, Winnebago Acceptance Corporation, provides floor plan financing of dealer inventories of the Company's products.

The Company was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.


                                                 TABLE OF CONTENTS



         Report to Shareholders..........................................................................2

         Operations Review...............................................................................5

         Net Revenues by Major Product Class.............................................................9

         Interim Financial Information...................................................................9

         Management's Discussion and Analysis of Financial Condition and

            Results of Operations.......................................................................10

         Consolidated Balance Sheets....................................................................14

         Consolidated Statements of Operations..........................................................16

         Consolidated Statements of Cash Flows..........................................................17

         Consolidated Statements of Changes in Stockholders' Equity.....................................18

         Notes to Consolidated Financial Statements.....................................................19

         Independent Auditors' Report...................................................................30

         Selected Financial Data........................................................................31

         Shareholder Information........................................................................32

         Directors and Officers..........................................................Inside Back Cover





ABOUT THE COVER
Winnebago Industries started from scratch and utilized a great deal of new technology when designing the all-new 1998 Winnebago Chieftain. No longer do you have to sacrifice storage in order to reap the benefits of increased living space in a slideout motor home.

MOTOR HOME PRODUCT CLASSIFICATION


[GRAPHIC OMITTED]      CLASS A MOTOR HOMES
                       These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area and driver's compartment are designed and produced by Winnebago
                       Industries, Inc. Class A motor homes from Winnebago
                       Industries include: Winnebago Brave(R), Adventurer(R) and
                       Chieftain(R); Itasca Sunrise(R), Suncruiser(R) and
                       Sunflyer(R); Vectra Grand Tour(R) and Luxor(R).

[GRAPHIC OMITTED]      CLASS B VAN CAMPERS
                       These are panel-type trucks to which any two of the following conveniences are added; sleeping, kitchen and toilet facilities, also 110-volt electrical hook-up, fresh water storage, city water hook-up and a top extension to provide more head room. Winnebago Industries converts the EuroVan Camper, which is distributed by Volkswagen of America and Volkswagen of Canada.

[GRAPHIC OMITTED]      CLASS C MOTOR HOMES (MINI)
                       These are mini motor homes built on van-type chassis onto which Winnebago Industries constructs a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Minnie(R) and Minnie Winnie(R); Itasca Spirit(R) and Sundancer(R);
                       and the Rialta(R).


                              WINNEBAGO INDUSTRIES
                             MOTOR HOME FAMILY TREE
    Winnebago Industries manufactures five brands of Class A & C motor homes.
             Listed below are the brand names and model designations
                       of the Company's 1998 product line.


----------------- ----------------- ----------------- ----------------- -----------------
[GRAPHIC OMITTED] [GRAPHIC OMITTED] [GRAPHIC OMITTED] [GRAPHIC OMITTED] [GRAPHIC OMITTED]
 WINNEBAGO [LOGO]  ITASCA [LOGO]      RIALTA [LOGO]    VECTRA [LOGO]       LUXOR [LOGO]
----------------- ----------------- ----------------- ----------------- -----------------
 - Minnie            - Spirit                           - Vectra Grand
 - Minnie Winnie     - Sundancer                           Tour
 - Brave             - Sunrise
 - Adventurer        - Suncruiser
 - Chieftain         - Sunflyer


TO OUR SHAREHOLDERS

A YEAR OF TRANSITION

     If there is one word that best describes fiscal 1997 for Winnebago Industries, Inc., it is "transition." We focused our attention and resources in fiscal 1997 on our core business of motor home manufacturing. Following the loss of our founder and former Chairman John K. Hanson, Winnebago Industries continued on its path to refocus on its core business of building quality, value-driven recreation vehicle (RV) products.

     This transition within the Company resulted in divestiture of businesses and corporate assets in fiscal 1997 that have not contributed to the Company's growth within the RV industry. During fiscal 1997, the Company sold its 80 percent owned subsidiary, Cycle-Sat, Inc., as well as Outdoor America (a Temple, Texas mall), Totem Vending Services and a corporate airplane. We also reevaluated our international sales strategies and sold our wholly owned subsidiary, Winnebago Industries Europe, GmbH (WIE).


[PHOTO] PRESIDENT AND CHIEF OPERATING OFFICER BRUCE D. HERTZKE (LEFT) AND CHAIRMAN AND CHIEF EXECUTIVE OFFICER FRED G. DOHRMANN

FINANCIAL RESULTS

     Revenues for fiscal 1997 were $438.1 million, compared to revenues of $484.8 million for the previous fiscal year. Net income for fiscal 1997 was $23.0 million, or 91 cents per share, compared to $12.4 million, or 49 cents per share, for the same period last year. Included in fiscal 1997 net income is a $16.5 million net gain, or 65 cents per share, from the sale of our 80 percent interest in Cycle-Sat, Inc.

     Operating results for fiscal 1997 were negatively impacted by soft market conditions for the Company's motor homes in the last half of the year, causing the Company to increase promotional programs to stimulate wholesale and retail activity. Also impacting operating results for the year was a loss of $7.7 million from the operations and August 1997 sale of WIE. A tax credit of approximately $3.7 million was realized in the fourth quarter as a result of the closing of WIE.

PRODUCTS

     Significant product development in fiscal 1997 led to over half of all our 1998 model lineup featuring either brand new or significantly redesigned products. Realizing weakness in some of our 1997 Class A product offerings, we concentrated on developing new Class A products that will meet the growing market demand for widebody and slideout room floorplans. In addition, we have continued to build on three years of consistent market share growth in the Class C market with the development of some very exciting products for this market segment. (Please see page five for an overview of Winnebago Industries' exciting new 1998 product offerings.)


[PHOTO] 1998 WINNEBAGO ADVENTURER 35WP

NEW PRODUCT DEVELOPMENT PROCESS

     The Company's product development team, under the leadership of Ron Buckmeier, vice president of product development, has implemented a process to develop new products and maximize manufacturing efficiencies. Taking a cue from the auto industry, we've created a cross-functional approach for the design and manufacture of our motor homes.

     This approach encourages individual departments to broaden their scope beyond their respective areas of responsibility in developing new products or processes. In addition to the goal of faster introduction of new designs and models, we've realized a broader level of responsibility and accountability throughout the entire organization. For example, we are now in a position where those employees responsible for the final-stage development of our products have a better understanding of the market-driven factors behind those products; by the same token, employees who previously focused on only the early stages of development now have a clearer understanding of their impact on the entire production process.

     The new system also streamlines the production process, allowing us to work closely together as a team.

     Although the team is less than a year old, we're very proud of the impact it had on our 1998 products. Next year, the product development team's impact will be felt 100 percent throughout the entire product line.

INTERNATIONAL

     As discussed previously, a transition was also seen in our international operations with the sale of our wholly owned subsidiary and European distributor, WIE. In August 1997 we sold WIE, and awarded distribution rights to sell our products within Germany, The Netherlands, Belgium, Luxembourg and Austria. All international sales (except Canadian) now operate under the same distributorship philosophy with eight distributors now marketing our products within 10 foreign countries.

     Winnebago Industries will continue to produce motor home models compatible for the foreign markets and will continue to search out new market opportunities for global expansion.


OEM

     Winnebago Industries generated $29.0 million in revenue in fiscal 1997 from the sale of original equipment manufacturing (OEM) components to a wide array of outside companies. In comparison, we had OEM revenues of $28.3 million in fiscal 1996. The sale of OEM components allows the Company to maximize use of the Company's production capacity, while affording us the added benefit of low cost component parts which helps in keeping our motor home prices as competitive as possible.

     The Creative Aluminum Products Company (CAPCO), which produces aluminum extrusions for Winnebago Industries as well as for a variety of outside companies, is our largest OEM facility, accounting for nearly 90 percent of Winnebago Industries current OEM business.

     OEM revenues are also generated from the sale of thermoformed and rotocast plastics and fiberglass components.

QUALITY

     A motto the Company emulates is, "Quality is a Journey -- Not a Destination." Although we are extremely pleased with the results of our quality control efforts, we will never be completely satisfied and will continue to look for ways to make our products better. The Company has now embarked on a higher level of quality, implementing more preventative measures in the production process, coupled with additional employee training. We believe that Winnebago Industries is the most technologically advanced manufacturer in the RV industry, providing employees the tools necessary to do their jobs better, resulting in top quality motor homes.


[PHOTO] 1997 RIALTA 22RC

     We're proud of the quality work our employees produce and of their commitment to the Company. (For more information about our quality programs, please see the Excellence in Quality section on page seven.)

OUTLOOK

     Although industry projections suggest shipments will be somewhat stagnant in calendar 1998, Winnebago Industries is set to increase market share due to the positive impact of our new 1998 products in the marketplace. The long-term outlook for motor home sales continues to appear very favorable. Future growth over the next decade will be enhanced by the "baby boom" population segment's emergence into the RV market's prime buying age of 50 plus. According to a 1993 University of Michigan study, RV ownership will continue to grow in popularity for years to come. Overall, one of every four respondents to the survey stated intentions to purchase an RV in the future. Demographics of this market segment have shown that they have more time and discretionary income to enjoy leisure travel and outdoor recreation than ever before, which indicates that prospects for the industry will remain favorable over the next 20 years. Winnebago Industries supports the "Go RVing Coalition" which has been formed by various RV industry entities to work toward RV market expansion, particularly to the "baby boom" market.

     In addition to our traditional market, we are exploring ways to benefit from the licensing of our Winnebago brand name in product categories that might benefit from the use of this highly recognized name. To take advantage of the equity in the name, we've retained the services of one of the country's best licensing firms to explore marketing the Winnebago name in categories from bicycles to park model homes. Licensing provides additional revenue, keeps motor home prices as competitive as possible and creates added exposure and awareness of the brand name.

     We're also looking ahead at the possibility of enlarging Winnebago Industries through expansions or acquisitions in the RV area. A Corporate Development Committee of our Board of Directors has been created to review all future plans for expansion or acquisition.

     Winnebago Industries is an extremely financially stable company. Our land, buildings, and equipment are all paid for and there is no long-term debt. We have an enviable cash balance, providing the Company with the opportunity of future growth. Winnebago Industries will continue to focus resources, financial and otherwise, on building quality RVs; increasing motor home market share; and expanding profitability. We believe our renewed focus on what we do best -- the manufacture of quality RVs -- will accomplish these goals.



/s/ Fred G. Dohrmann
Fred G. Dohrmann
Chairman and
Chief Executive Officer

/s/ Bruce D. Hertzke
Bruce D. Hertzke
President and
Chief Operating Officer

November 10, 1997


[PHOTO] 1998 ITASCA SUNFLYER 33WB

OPERATIONS REVIEW

NEW PRODUCTS

     Winnebago Industries is making the largest introduction of new and redesigned motor homes in the Company's history. Over one half of all the motor home products for the Company's 1998 model lineup are either brand new or have major modifications.

[PHOTO] 1998 ITASCA SUNFLYER 33WB

     CHIEFTAIN AND SUNFLYER INTRODUCED.
     Leading the 1998 product introductions are the new Winnebago Chieftain and Itasca Sunflyer product lines. Winnebago Industries started from scratch and utilized a great deal of new technology when designing the all-new Chieftain and Sunflyer models. No longer do RVers have to sacrifice storage in order to reap the benefits of increased living space in a slideout motor home. Most Chieftain and Sunflyer models include a new galley and couch slideout with the new StoreMore(TM) Slideout System. This system provides spacious interior and exterior storage that extends with the slide for ease of access. The Chieftain and Sunflyer also feature a new Powerline Energy Management System(TM). When utilizing 30 amp service, this fully automatic system has the ability to run two roof air conditioners at the same time by monitoring the usage of 120 volt electrical power and redistributing the power as needed. The Chieftain and Sunflyer models range in length from approximately 33 to 36 feet.

     BRAVE AND SUNRISE REDESIGNED. The Winnebago Brave and Itasca Sunrise were completely redesigned for 1998. Three distinct product lines are now offered in this series: the entry-level Brave SE and Sunrise SE, the upgraded Brave DL and Sunrise DL and full-basement Brave and Sunrise models, each featuring widebody design with spacious exterior storage compartments. All of the various Brave and Sunrise models range from approximately 26 to 35 feet in length.

     ADVENTURER AND SUNCRUISER REDESIGNED. The top selling Winnebago Adventurer and Itasca Suncruiser were also redesigned for 1998. Ranging in length from approximately 30 to 37 feet, many of these widebody, basement style motor homes also utilize the new StoreMore(TM) Slideout System. Designed for full-time use, the Adventurer and Suncruiser feature Home Comfort Design, with high-line fabrics, stain-resistant carpets and beautiful interior furnishings in a variety of very functional floorplans.

     VECTRA GRAND TOUR. The Vectra Grand Tour line continues to be an excellent value in mid-range, widebody, bus-style motor homes and has four models available ranging from approximately 34 to 36 feet in length. The 35WQ pusher model has a 275 hp Cummins diesel engine with an optional 300 hp Caterpillar engine available.

     LUXOR. The top-of-the-line Luxor model is an excellent value in diesel pusher motor homes and is available in two beautiful 37-foot floorplans, the 37WQ and 37WP, each featuring lavish interior decor with spacious custom-made cabinets and hand-laid ceramic tile floors in the galley. The 1998 Luxor was recently featured by Andy Pargh, the "Gadget Guru" on NBC's "Today" show as an example of a deluxe high line motor home.

     CONTINUED CLASS C GROWTH. Winnebago Industries has experienced continued growth in Class C market share, showing consistent retail market share growth for the past three years. The Company's retail market share for all Class C products was 19.9 percent in August 1996, the last report available from Statistical Surveys, Inc., an independent RV reporting firm. This compares to
10.1 percent in August 1994, an increase of 97 percent.

     MINNIE AND SPIRIT. Winnebago Industries Class C offerings have also been redesigned for 1998 to initiate even more future growth. The Winnebago Minnie and Itasca Spirit units are an excellent entry-level value and now feature new widebody and slideout models. Available in models ranging from approximately 22 to 31 feet in length, the Minnie and Spirit include new 31 foot models featuring the new StoreMore(TM) Slideout System that provides an additional 110 cubic feet of livable space inside.

     MINNIE WINNIE AND SUNDANCER. The Winnebago Minnie Winnie and Itasca Sundancer lines now feature four widebody, basement models for 1998, including the new 31WS with a unique rear slideout system. When camped, the rear wall of the innovative 31WS slides out with the bed to provide a comfortable full size bedroom with a queen size walk-around bed and wardrobe. With the expanding bedroom, the 31WS is able to provide additional lounge and galley features previously only available in Class A products.


[PHOTO] 1998 WINNEBAGO MINNIE WINNIE 31WS-DL

     RIALTA. The Rialta is a unique Class C product that offers fuel efficiency, great front-wheel-drive maneuverability and multi-purpose usability. Available in three floorplans, the Rialta is an easy-to-drive 22-feet in length and is available with full motor home amenities. The VR6 engine that was designed into the Rialta last year provided the product with additional power, as well as stimulated sales in 1997. The Rialta product line has been refreshed for 1998 and the Company expects to see continued market improvement. The Rialta was featured for several weeks last spring as the official motor home of the "RV Roadtrip" segment on ABC's "Good Morning America."

     EUROVAN CAMPER. The EuroVan Camper project has also been very successful. Winnebago Industries converts the camper portion of this Class B motor home which is marketed through a select group of Volkswagen of America and Volkswagen of Canada dealers. Currently, it is a leader in Class B sales in the United States.

     COMMERCIAL VEHICLES. In fiscal 1997, the Company separated responsibilities for its Specialty and Commercial Vehicles. Winnebago Specialty Vehicles are typically a modification of an existing motor home or commercial vehicle to meet the specific requirements of persons with a wide range of disabilities or those with special business applications. Commercial Vehicles are designed from the ground up from an empty motor home shell for a wide variety of uses such as mobile police and fire command centers, dental offices, educational training centers, hair salons, etc. Net revenues from Commercial Vehicles and Specialty Vehicles increased 16 percent in fiscal 1997 versus 1996.

MARKETING OPPORTUNITIES

[PHOTO] COMMERCIAL VEHICLE - POLICE AND FIRE COMMAND CENTER

     MOTORSPORTS. Winnebago Industries is striving to reach other niche markets such as motorsports through its various marketing programs. The Company and its dealers participate in 23 national NHRA drag events and several NASCAR Winston Cup events each year. Providing additional exposure, Winnebago Industries products are the official motor homes of several race tracks, including the Texas Motor Speedway and the Phoenix International Raceway. The Company's products are also the official motor homes of the Nashville Network's "TNN Motorsports," providing additional exposure on "Southern Outdoors," "Winston Cup Racing" and "NHRA Racing" television programs.

     YOUNG MARKET. In an attempt to attract a younger, first-time buyer, Winnebago Industries provides the Winnebago Minnie motor home that appears on MTV's "Road Rules" television program. While the demographics of viewers for this weekly television series are not typical of those of our traditional motor home buyer, the use of the motor home helps portray the image to a younger audience that motor homes are great fun for family travel and people of all ages.

     WINNEBAGO INDUSTRIES WEBSITE. The Company's website (http://www.winnebagoind.com) has been expanded to provide extensive product and company information to consumers on the internet. Due to the popularity of computers, Winnebago Industries has increased the number of models offering areas for computers and/or computer work stations with outlets for power and telephone modems.

SERVICE

[PHOTO] PERSONNEL FOR WINNEBAGO INDUSTRIES' DEALERS ARE REGULARLY BROUGHT
        INHOUSE FOR INTENSIVE SALES AND SERVICE TRAINING.

     Winnebago Industries has what it believes to be the most comprehensive service programs in the RV industry, providing the Company with an important market advantage when selling our motor homes.

     WARRANTY. With the purchase of any new Winnebago, Itasca, Vectra or Luxor motor home, Winnebago Industries offers a comprehensive 12-month/15,000-mile warranty, a 3-year/36,000-mile warranty on sidewalls and slideout room assemblies, and a 10-year fiberglass roof warranty. The Rialta has a 2-year/24,000 mile warranty.

     TOLL-FREE HOTLINE. Experienced service advisors respond to inquiries from prospective customers, answer questions pertaining to Winnebago Industries produced vehicles and work with the owners and dealership personnel to expedite repairs.

     PREFERRED CARE. Every owner of a new Winnebago Industries motor home receives a free one-year membership in the Company's Preferred Care Program that provides 24-hour customer assistance and emergency road service including jump starts, fuel delivery, lockout assistance and tire changing.

     TRIP SAVER. Winnebago Industries now offers a new parts program, making the Company's outstanding service and warranty programs even better. The "Trip Saver" program is designed to get customers back on the road quicker. Trip saver provides 24-hour air shipment of qualified in-stock parts during the new vehicle's warranty period.

     COMPUTERIZED NETWORK. Winnebago Industries dealers have many other market advantages such as access to a computerized network for filing warranty claims and parts ordering, the most extensive service literature in the RV industry, hands-on sales and service training, microfiche parts catalog and parts shipping advantages.

EXCELLENCE IN QUALITY

The Company believes its employees are critical to the total quality process. Employee suggestions are solicited for improvements in the Company's products and processes that result in cost and time savings. Since the employee cost savings suggestion program was initiated six years ago, 1,850 ideas have been implemented, resulting in annual cost savings of more than $3 million.

     This cost savings program is designed to help the Company to control costs and thereby improve financial performance. It also helps us to build high quality products that represent the greatest value for the dollar to our customers.

     "QUALITY IS A JOURNEY -- NOT A DESTINATION." Although we are extremely pleased with the results of our quality efforts, we will never be completely satisfied and will continue to look for ways to make our products better. The Company has now embarked on a higher level of quality, implementing more preventative measures in the production process, coupled with additional employee training.

     LEADER IN TECHNOLOGY. The drive for excellence in quality has led the Company to become an industry leader in technology. The high level of technology at Winnebago Industries provides employees with the tools necessary to do their jobs better and to maximize quality and efficiency. The Company's investment in advanced technology is on-going to assure our customers of top-quality products in the future.

     For example, a fixtureless sidewall frame process was implemented during fiscal 1997. This process allows us to utilize the pre-routed paths to place aluminum tubes that are then welded into the sidewall. The frame is actually welded in position within the sidewall during the assembly line process, not only improving the quality fit, but also eliminating the need for the complicated, high-maintenance weld fixture previously used.

     The Company has completed the process of converting spray adhesive application equipment used in the production of motor home sidewalls to a new roll-coating process. In addition to an improvement in adhesive effectiveness, this effectively eliminated this area as a major volatile organic compound source. The change in process also enabled the Company to convert to a new polystyrene insulation material that can be reprocessed into plastic feedstock instead of being discarded in a local landfill. A densifier, that works much like a hay baler, now collects and processes all polystyrene scrap.

     These new technologies translate into better quality due to improved accuracy, fit and finish; faster processes and an improved environment.

     QUALITY AWARD. This quality emphasis has resulted in Winnebago Industries fully meeting Ford Motor Company's 1997 requirements for the Ford Motor Home and Transit Bus - Qualified Vehicle Modifier Program.

[LOGO] WINNEBAGO INDUSTRIES CIRCLE OF EXCELLENCE SINCE 1986

     CUSTOMER SATISFACTION. The Company also made a strong commitment to customer satisfaction through the implementation of several programs such as a Customer Satisfaction Index (CSI) program. Our CSI program includes two separate customer surveys. One focuses on the sales and delivery process, while the second deals with service after the sale. This information helps us to identify quality issues and create solutions. CSI is also a critical segment of our "Circle of Excellence" dealer recognition program.

     Winnebago Industries' management met recently with the Company's dealers in Las Vegas for a very successful national dealer meeting. The 1998 products were well received by dealers and since the meeting in August, motor home orders have remained well ahead when compared to the same period last year.

[PHOTO] WINNEBAGO BRAVE DL 31DQ

     DEALER SATISFACTION. The Company's dealers also awarded Winnebago Industries their seal of approval with excellent results on the 1996 Dealer Satisfaction Index (DSI). Conducted by the Recreation Vehicle Dealers Association, the DSI ranking showed Winnebago Industries moved up to be ranked second overall among all RV manufacturers, trailing the leader by only 1.18 percentage points. Winnebago Industries' score shows an 11 percent increase in overall dealer satisfaction, to 80 percent and was the only manufacturer to have improvement in nearly every category. The Company ranked as the leader in aftermarket and sales support quality. Winnebago Industries aftermarket scores, which include service, training, parts, warranty, etc. showed a satisfaction rating of 85 percent, a full ten points higher than the next closest manufacturer. This reaffirms Winnebago Industries' core belief that taking care of the customer after the sale is key to growth in the industry.

NET REVENUES BY MAJOR PRODUCT CLASS


                                                                             Fiscal year ended (1)
                                                      August 30,     August 31,    August 26,   August 27,     August 28,
(dollars in thousands)                                  1997           1996          1995          1994           1993
----------------------------------------------------------------------------------------------------------------------------
Motor homes (Class A & C)                             $381,191      $432,212      $402,435      $385,319       $326,861
                                                          87.0%         89.2%         87.5%         88.9%          89.4%
Other recreation vehicle revenues (2)                   19,771        17,166        19,513        21,903         17,655
                                                           4.5%          3.5%          4.2%          5.1%           4.8%
Other manufactured products revenues (3)                35,750        34,020        36,961        25,184         20,344
                                                           8.2%          7.0%          8.0%          5.8%           5.6%
                                                   -------------------------------------------------------------------------
     Total manufactured products revenues              436,712       483,398       458,909       432,406        364,860
                                                          99.7%         99.7%         99.7%         99.8%          99.8%
Finance revenues (4)                                     1,420         1,406         1,220           831            595
                                                            .3%           .3%           .3%           .2%            .2%
                                                   -------------------------------------------------------------------------
Total net revenues                                    $438,132      $484,804      $460,129      $433,237       $365,455
                                                         100.0%        100.0%        100.0%        100.0%         100.0%


(1) The fiscal year ended August 31, 1996 contained 53 weeks; all other fiscal years in the table contained 52 weeks. All years are appropriately restated to exclude the Company's discontinued Cycle-Sat subsidiary's revenues from satellite courier and tape duplication services and discontinued NIE subsidiary's revenues from contract assembly of a variety of electronic products.
(2) Primarily EuroVan Campers, recreation vehicle related parts, recreation vehicle service revenue and van conversions.
(3) Primarily sales of extruded aluminum, commercial vehicles and component products for other manufacturers.
(4) WAC revenues from dealer financing.


INTERIM FINANCIAL INFORMATION (UNAUDITED)


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                   Quarter ended
FISCAL 1997                                      November 30, 1996        March 1, 1997      May 31, 1997    August 30, 1997
-------------------------------------------- ---------------------- -------------------- ----------------- ------------------
Net revenues from continuing
    operations                                         $113,892             $105,702          $117,226           $101,312
Operating income (loss) from
    continuing operations                                 3,856               (3,330)            5,514               (892)
Income (loss) from continuing
    operations                                            2,706               (3,674)            3,720              3,824
Net income (loss)                                        19,178               (3,674)            3,720              3,824
Income (loss) per common share:
    Continuing operations                                   .11                 (.15)              .15                .15
    Discontinued operations                                 .65                    --               --                 --
    Net income (loss)                                       .76                 (.15)              .15                .15

                                                                               Quarter ended
FISCAL 1996                                       December 2, 1995        March 2, 1996      June 1, 1996    August 31, 1996
-------------------------------------------- ---------------------- -------------------- ----------------- ------------------
Net revenues from continuing
    operations                                         $113,735             $106,161          $144,363           $120,545
Operating income from continuing
    operations                                            3,967                2,873             7,445              6,424
Income from continuing operations                         2,672                2,198             5,394              4,160
Net income                                                2,990                2,238             5,411              1,746
Income (loss) per common share:
    Continuing operations                                   .11                  .09               .21                .16
    Discontinued operations                                 .01                   --                --               (.09)
    Net income                                              .12                  .09               .21                .07




The Company recorded a net gain on the sale of the Cycle-Sat subsidiary of $16,472,000 during the first quarter of fiscal 1997. The Company recorded a tax credit of approximately $3,700,000 during the fourth quarter of fiscal 1997 due to the closing of WIE.

The information presented in this annual report differs from that in certain of the filed 10-Q's, for fiscal 1996, due to required restatements to reflect the Company's Cycle-Sat and electronic component assembly segments as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The primary use of recreation vehicles (RVs) for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months. The Company's sales of RVs are generally influenced by this pattern in retail sales, but can also be affected by the level of dealer inventory. The Company has generally manufactured RVs during the entire year, both for immediate delivery and for inventory to satisfy the peak selling season.

RESULTS OF OPERATIONS
FISCAL 1997 COMPARED TO FISCAL 1996

Net revenues for manufactured products were $436,712,000 for fiscal 1997, a decrease of $46,686,000, or 9.7 percent, from fiscal 1996. Motor home shipments (Class A and C) during fiscal 1997 were 7,558 units, a decrease of 1,192 units, or 13.6 percent, compared to fiscal 1996. Fiscal 1997 revenues for manufactured products were negatively impacted by the performance of the Company's Class A motor home products in the marketplace. The Company's Class A motor home product shipments decreased by 18.0 percent during fiscal 1997 when compared to fiscal 1996 whereas the Recreation Vehicle Industry Association (RVIA) factory shipment numbers for the comparable period showed an increase of 8.2 percent. The Company, recognizing its weakness in the Class A market, has concentrated on intensive product development and will bring to the market the most extensive new product lineup in its history. Over one half of the Company's 1998 products feature new or significantly redesigned models, with the most revolutionary new product offerings being in the Class A motor home series. Management believes that long-term prospects remain bright as the Company continues to develop products to meet the increasing demands of the "baby boom" market segment.

Early indications are that the Company's 1998 products are being received well in the marketplace and the initial orders through October 1997, for the Company's 1998 products are currently running ahead of orders received for the same period last year.

Cost of manufactured products, as a percent of manufactured product revenues, was 88.3 percent for fiscal 1997 compared to 86.3 percent for fiscal 1996. This increase can be attributed primarily to reduced sales volume in Class A motor homes and an increase in sales discounts offered during fiscal 1997.

Selling and delivery expenses increased by $1,841,000 to $27,131,000 comparing fiscal 1997 to fiscal 1996 and increased as a percentage of net revenues to 6.2 percent from 5.2 percent. The increase in dollars and percentage were due to increases in product promotional expenses.

General and administrative expenses decreased by $1,261,000 to $20,313,000 comparing fiscal 1997 to fiscal 1996 but increased in fiscal 1997, as a percentage of net revenues, to 4.6 percent from 4.5 percent in fiscal 1996. The decrease in dollars was caused primarily by a decrease in the Company's product liability costs and by a reduction in the Company's overall compensation and bonus expenses during fiscal 1997. The increase in percentage was attributed primarily to the reduced sales volume.

For fiscal 1997, the Company had net financial income of $1,844,000, due to investment income from higher cash balances maintained by the Company, a result of the Cycle-Sat sale, compared to net financial income of $354,000 during fiscal 1996. During fiscal 1997, the Company recorded $2,258,000 of net interest and dividend income, $137,000 of realized and unrealized gains in its trading securities portfolio, and losses of $551,000 in foreign currency transactions, relating to transactions by the Company with Winnebago Industries

Europe, GmbH (WIE) and by WIE with dealers located in foreign countries other than Germany. During fiscal 1996, the Company recorded $930,000 of net interest and dividend income, $350,000 of realized and unrealized losses in its trading securities portfolio, and losses of $226,000 in foreign currency transactions, relating to the Company's investment in European operations caused by the weakening of the U.S. dollar against European currencies.

For fiscal 1997, the Company had income from continuing operations before taxes of $6,992,000 compared to $21,063,000 for fiscal 1996. The tax loss from the closing and sale of the Company's European subsidiary, WIE, resulted in a tax credit of approximately $3,700,000 . The tax credit reduced the effective tax rate on continuing operations to 5.9 percent for the year.

During fiscal 1997, the Company completed the sale of its 80% owned subsidiary, Cycle-Sat, Inc., for approximately $57,000,000 which resulted in an after-tax gain of $16,472,000 or $.65 per common share (See Note 2 to the Company's 1997 Consolidated Financial Statements).

For fiscal 1997, the Company had net income of $23,048,000, or $.91 per share, compared to fiscal 1996's net income of $12,385,000, or $.49 per share.

FISCAL 1996 COMPARED TO FISCAL 1995

Net revenues for manufactured products were $483,398,000 for fiscal 1996, an increase of $24,489,000, or 5.3 percent, from fiscal 1995. Motor home shipments (Class A and C) during fiscal 1996 were 8,750 units, a decrease of 96 units, or
1.1 percent, compared to fiscal 1995. Even though fiscal 1996 unit sales were down, fiscal 1996 showed an increase in revenues, when compared to fiscal 1995, due to a product mix change more heavily weighed to more expensive units with a slideout feature.

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

Selling and delivery expenses were fairly stable in fiscal 1996 as compared to fiscal 1995 but decreased in fiscal 1996, as a percentage of net revenues, to
5.2 percent from 5.5 percent in fiscal 1995, primarily due to increased 1996 revenue.

General and administrative expenses increased by $2,623,000 to $21,574,000 comparing fiscal 1996 to fiscal 1995 and increased as a percentage of net revenues to 4.5 percent from 4.1 percent. The increase in dollars was caused primarily by increases in the Company's employee bonus programs and an increase in provisions for legal expenses.

For fiscal 1996, the Company had net financial income of $354,000 compared to net financial income of $2,114,000 during fiscal 1995. During fiscal 1996, the Company recorded $930,000 of net interest and dividend income, $350,000 of realized and unrealized losses in its trading securities portfolio, and losses of $226,000 in foreign currency transactions, relating to the Company's investment in European operations caused by the weakening of the U.S. dollar against European currencies. During fiscal 1995, the Company recorded $1,213,000 of foreign currency transaction gains, $559,000 of net interest and dividend income and $342,000 of realized and unrealized gains in its trading securities portfolio.

For fiscal 1996, the Company had income from continuing operations before taxes of $21,063,000 compared to $20,006,000 for fiscal 1995. During fiscal 1995, the Company recorded a credit for income taxes of $7,912,000, the result of reductions of the Company's deferred tax asset valuation allowance.

During fiscal 1996, the Company reported losses from discontinued operations of $2,039,000 which related to discontinued operations of the Cycle-Sat subsidiary and to a loss on the disposal of the electronic component assembly segment. During fiscal 1995, the Company reported a loss in discontinued operations related to the Cycle-Sat subsidiary of $162,000.

For fiscal 1996, the Company had net income of $12,385,000, or $.49 per share, compared to fiscal 1995's net income of $27,756,000, or $1.10 per share.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND RESOURCES

The Company meets its working capital, capital equipment requirements and cash requirements of subsidiaries with funds generated internally and funds from agreements with financial institutions.

At August 30, 1997, working capital was $99,935,000, an increase of $37,780,000 from the amount at August 31, 1996. Cash provided by operations was $5,215,000, $17,258,000 and $25,404,000 during fiscal years ended August 30, 1997, August 31, 1996 and August 26, 1995, respectively. Operating cash flows were lower in fiscal 1997, due primarily to a decrease in net income for the fiscal year. Cash flows provided by investing activities was $46,678,000 in fiscal 1997 compared to cash used by investing activities of $14,950,000 in fiscal 1996 and $15,031,000 in fiscal 1995. Cash provided by investing activities for fiscal 1997 was up significantly due to the proceeds the Company received from the sale of the Cycle-Sat subsidiary. Cash flows used by investing activities primarily include investments in dealer receivable, long-term notes receivable and capital expenditures. Capital expenditures were $4,438,000 in fiscal 1997, $10,463,000 in fiscal 1996 and $9,348,000 in fiscal 1995. Net cash used by financing activities was $20,560,000 in fiscal 1997, $10,019,000 in fiscal 1996 and $2,712,000 in fiscal 1995. The change in cash used by financing activities was due primarily to the payment of long-term debt of the Cycle-Sat subsidiary during fiscal 1997. (See Consolidated Statements of Cash Flows.)

The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $32,130,000 at August 30, 1997 compared to cash and marketable securities of $5,113,000 at August 31, 1996.

The Company also has available a line of credit for $30,000,000, (or 75 percent of eligible inventory, whichever is less) through a financing and security agreement with NationsCredit Corporation. There were no outstanding borrowings under the line of credit at August 30, 1997. (See Note 7 to the Company's 1997 Consolidated Financial Statements.)

Principal expected demands at August 30, 1997 on the Company's liquid assets for fiscal 1998 include approximately $4,250,000 of capital expenditures (primarily equipment replacements) and payments of cash dividends.

Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover both short-term and long-term operating requirements.

ACCOUNTING CHANGES

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " was issued in March 1995 and was adopted by the Company in fiscal 1997. The impact on the Company of adopting this statement was immaterial.

Earnings per Share

SFAS No. 128, "Earnings per Share," was issued in February 1997 and will be adopted by the Company in the second quarter of fiscal 1998. The adoption of SFAS No. 128 is not expected to have a significant impact on the calculation of earnings per share.

Comprehensive Income

SFAS No 130, "Reporting Comprehensive Income" was issued in June 1997 and must be adopted by the Company no later than fiscal 1999. The statement requires companies to disclose comprehensive income and its components in their general purpose financial statements.

Segment Disclosures

SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" was issued in June 1997 and must be adopted by the Company no later than fiscal 1999. The statement establishes standards which redefine how operating segments are determined and requires public companies to report financial and descriptive information about reportable operating segments.

The Company has not completed the process of evaluating the effect of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of and Enterprise and Related Information" but does not believe the new accounting pronouncements will significantly affect the Company's financial condition or operating results.

FORWARD LOOKING INFORMATION

Except for the historical information contained herein, certain of the matters discussed in this report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to demand from customers, effects of competition, the general state of the economy, interest rates, consumer confidence, changes in the product or customer mix or revenues and in the level of operating expenses and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors. Actual results could differ materially.

IMPACT OF INFLATION

Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its products.

CONSOLIDATED BALANCE SHEETS


(dollars in thousands)                                                  August 30, 1997           August 31, 1996
------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                     $  32,130               $       797
Marketable securities                                                                --                     4,316
Receivables, less allowance for doubtful accounts
    ($1,429 and $702 respectively)                                               31,322                    30,029

Dealer financing receivables, less allowance for
    doubtful accounts ($155 and $197, respectively)                              13,336                    11,491
Inventories                                                                      53,584                    63,103
Prepaid expenses                                                                  5,872                     3,253
Deferred income taxes                                                             4,917                     6,343
Current assets of discontinued operations                                            --                     7,285
                                                                      --------------------------------------------
    Total current assets                                                        141,161                   126,617
                                                                      --------------------------------------------
PROPERTY AND EQUIPMENT, at cost

Land                                                                              1,167                     1,501
Buildings                                                                        42,455                    43,952
Machinery and equipment                                                          66,142                    67,456
Transportation equipment                                                          5,004                     7,878
                                                                      --------------------------------------------
                                                                                114,768                   120,787
    Less accumulated depreciation                                                81,175                    80,858
                                                                      --------------------------------------------
    Total property and equipment, net                                            33,593                    39,929
                                                                      --------------------------------------------

LONG-TERM NOTES RECEIVABLE, less allowances
    ($1,465 and $797, respectively)                                               5,692                     3,918
                                                                      --------------------------------------------

INVESTMENT IN LIFE INSURANCE                                                     17,641                    16,821
                                                                      --------------------------------------------

DEFERRED INCOME TAXES, NET                                                       14,900                    14,548
                                                                      --------------------------------------------

OTHER ASSETS                                                                        488                     3,906
                                                                      --------------------------------------------

LONG-TERM ASSETS OF DISCONTINUED OPERATIONS                                          --                     14,857
                                                                      --------------------------------------------

TOTAL ASSETS                                                                   $213,475                  $220,596
                                                                      --------------------------------------------


See notes to consolidated financial statements.


(dollars in thousands)                                                  August 30, 1997           August 31, 1996
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt                                        $       695                $    1,866
Accounts payable, trade                                                          20,471                    20,232
Current liabilities of discontinued operations                                       --                    17,532
Provision for loss on disposal of electronic
    component assembly segment                                                       --                     4,074

Accrued expenses:
    Insurance                                                                     2,687                     2,947
    Product warranties                                                            3,329                     3,489
    Vacation liability                                                            3,012                     3,116
    Promotional                                                                   2,508                     2,193
    Other                                                                         8,524                     9,013
                                                                      --------------------------------------------
        Total current liabilities                                                41,226                    64,462
                                                                      --------------------------------------------
LONG-TERM DEBT                                                                       --                     1,692
                                                                      --------------------------------------------
POSTRETIREMENT HEALTH CARE AND DEFERRED
    COMPENSATION BENEFITS                                                        48,367                    46,937
                                                                      --------------------------------------------

MINORITY INTEREST IN DISCONTINUED OPERATIONS                                         --                     2,194
                                                                      --------------------------------------------
CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Capital stock common, par value $.50; authorized
    60,000,000 shares                                                            12,927                    12,920
Additional paid-in capital                                                       23,109                    23,723
Reinvested earnings                                                              92,179                    74,221
                                                                      --------------------------------------------
                                                                                128,215                   110,864
Less treasury stock, at cost                                                      4,333                     5,553
                                                                      --------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                      123,882                   105,311
                                                                      --------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $213,475                  $220,596
                                                                      --------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    Year Ended
                                                              August 30,            August 31,          August 26,
 (dollars in thousands, except per share data)                   1997                 1996                 1995
------------------------------------------------------------------------------------------------------------------------
Continuing Operations
   Revenues
      Manufactured products                                       $436,712             $483,398             $458,909
      Finance                                                        1,420                1,406                1,220
                                                          -----------------------------------------------------------
        Total net revenues                                         438,132              484,804              460,129
                                                          -----------------------------------------------------------
   Costs and expenses
      Cost of manufactured products                                385,540              417,231              397,870
      Selling and delivery                                          27,131               25,290               25,416
      General and administrative                                    20,313               21,574               18,951
                                                          -----------------------------------------------------------
        Total costs and expenses                                   432,984              464,095              442,237
                                                          -----------------------------------------------------------
        Operating income                                             5,148               20,709               17,892
   Financial income                                                  1,844                  354                2,114
                                                          -----------------------------------------------------------
   Income from continuing operations before
      income taxes                                                   6,992               21,063               20,006
   Provision (credit) for taxes                                        416                6,639               (7,912)
                                                          -----------------------------------------------------------
    Income from continuing operations                                6,576               14,424               27,918
Discontinued operations
    Income (loss) from operations of
        discontinued Cycle-Sat subsidiary (less
        applicable income tax provisions and (credits)
        of $261, and ($88), respectively)                               --                  593                 (162)
    Gain on sale of Cycle-Sat subsidiary (less
        applicable income tax provision of
        $13,339)                                                    16,472                    --                  --
    Loss from the  disposal of discontinued
        operations (less applicable income tax
        credits of $1,157)                                              --               (2,632)                  --
                                                          -----------------------------------------------------------
Net income                                                         $23,048              $12,385             $ 27,756
                                                          -----------------------------------------------------------
Income (loss) per share:
    Income from continuing operations                           $      .26           $      .57           $     1.11
    Discontinued operations                                            .65                 (.08)                (.01)
                                                          -----------------------------------------------------------
    Net income                                                  $      .91           $      .49           $     1.10
                                                          -----------------------------------------------------------
Weighted average number of shares of
    stock (in thousands)                                            25,435               25,349               25,286

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      Year Ended
                                                                     August 30,       August 31,        August 26,
(dollars in thousands)                                                    1997             1996              1995
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                         $ 23,048          $12,385           $27,756
Adjustments to reconcile net income to net
    cash from operating activities:
    Pre-tax gain on sale of Cycle-Sat subsidiary                        (29,811)              --                --
    Depreciation and amortization                                         6,468            9,700             8,863
    Loss on disposal of property, leases and other assets                   577              503               959
    Provision (credit) for doubtful receivables                           1,238             (637)              202
    Realized and unrealized (gains) and losses on
        trading securities, net                                            (137)             350              (342)
    Purchases of trading securities                                          --          (10,789)           (4,373)
    Proceeds from sale of trading securities                              4,453            8,267             5,872
    Provision for loss on disposal of electronic component
        assembly segment                                                 (4,074)           4,074                --
Change in assets and liabilities:
    (Increase) decrease in receivables and other assets                  (4,027)           1,462              (166)
    Decrease (increase) in inventories                                    9,519          (10,023)            2,289
    (Decrease) increase in accounts payable and accrued
        expenses                                                         (2,349)             459            (3,541)
    Increase (decrease) in deferred income taxes                          1,074             (560)          (14,030)
    Increase in postretirement benefits                                   1,430            1,845             1,832
    Other                                                                (2,194)             222                83
                                                                  --------------------------------------------------
Net cash provided by operating activities                                 5,215           17,258            25,404
                                                                  --------------------------------------------------
Cash flows from investing activities:
    Proceeds from sale of Cycle-Sat subsidiary                           57,000               --                --
    Payments to minority shareholder from sale of Cycle-Sat              (7,160)              --                --
    Purchases of property and equipment                                  (4,438)         (10,463)           (9,348)
    Proceeds from sale of property and equipment                          4,498              591               499
    Investments in dealer receivables                                   (38,228)         (41,003)          (35,899)
    Collections of dealer receivables                                    36,543           38,915            35,072
    Investments in long-term notes receivable and
        other assets                                                     (4,131)          (3,883)           (3,077)
    Proceeds from long-term notes receivable
         and other assets                                                 2,889              893             2,656
    Cash paid for acquisition of TFI                                         --               --            (4,934)
    Other                                                                  (295)              --                --
                                                                  --------------------------------------------------
Net cash provided (used) by investing activities                         46,678          (14,950)          (15,031)
                                                                  --------------------------------------------------
Cash flows from financing activities and capital
    transactions:
    Payment of long-term debt of discontinued operations                (13,220)              --                --
    Net proceeds from notes payable                                          --              215             1,700
    Payments of cash dividends                                           (5,090)          (7,604)           (7,586)
    Payments of long-term debt and capital leases                        (2,863)          (4,596)           (2,494)
    Proceeds from issuance of long-term debt                                 --            1,884             5,100
    Proceeds from issuance of common and treasury
        stock                                                               613               82               568
                                                                  --------------------------------------------------
Net cash used by financing activities and
    capital transactions                                                (20,560)         (10,019)           (2,712)
                                                                  --------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     31,333           (7,711)            7,661
Cash and cash equivalents at beginning of year                              797            8,508               847
                                                                  --------------------------------------------------
Cash and cash equivalents at end of year                                $32,130       $      797         $   8,508
                                                                  --------------------------------------------------
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

                                                  Common Shares       Additional                         Treasury Stock
                                              --------------------     Paid-In      Reinvested       -----------------------
(amounts in thousands except per share data)   Number      Amount      Capital      Earnings           Number       Amount
---------------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994                        25,822     $12,911      $24,175      $49,270            583       $6,646
    Proceeds from the sale of
        common stock to employees                    7           4         (517)          --            (95)      (1,081)
    Cash dividends on common stock -
        $.30 per share                              --          --           --       (7,586)            --           --
    Net income                                      --          --           --       27,756             --           --
                                             ------------------------------------------------------------------------------
Balance, August 26, 1995                        25,829      12,915       23,658       69,440            488        5,565
    Proceeds from the sale of
        common stock to employees                   11           5           65           --             (1)         (12)
    Cash dividends on common stock -
        $.30 per share                              --          --           --       (7,604)            --           --
    Net income                                      --          --           --       12,385             --           --
                                             ------------------------------------------------------------------------------
Balance, August 31, 1996                        25,840      12,920       23,723       74,221            487        5,553
    Proceeds from the sale of
        common stock to employees                   14           7         (614)          --           (107)      (1,220)
    Cash dividends on common stock -
        $.20 per share                              --          --           --       (5,090)            --           --
    Net income                                      --          --           --       23,048             --           --
                                             ------------------------------------------------------------------------------
Balance, August 30, 1997                        25,854     $12,927      $23,109      $92,179            380       $4,333
                                             ------------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

In fiscal 1997, the Company's continuing operations were conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Vectra, Rialta and Luxor dealers. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competitions' units of comparable size and quality.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

For all fiscal years presented, the Consolidated Financial Statements reflect the Company's Cycle-Sat and electronic component assembly segments as discontinued operations.

STATEMENT OF CASH FLOWS. For purposes of these statements, cash equivalents primarily consisted of commercial paper, tax exempt money market preferreds and variable rate auction preferred stock with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53 week fiscal year period. The financial statements for fiscal 1997 and 1995 are based on a 52 week period, fiscal 1996 is on a 53 week basis.

MARKETABLE SECURITIES
At August 31, 1996, marketable securities were primarily comprised of common stocks and mutual funds. These investments are categorized as trading and, in accordance with SFAS No. 115, are stated at fair value based on quoted market prices. Unrealized gains and losses are included in earnings as a component of financial income and expense. Net realized gains and losses on security transactions are determined on the specific identification basis.

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

Management periodically reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing the review for recoverability, management estimates the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.

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

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS. Marketable securities are carried at fair value. All other financial instruments are carried at amounts believed to approximate fair value.

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

NOTE 2: DISCONTINUED OPERATIONS - SALE OF CYCLE-SAT SUBSIDIARY
The Company owned an 80% interest in Cycle-Sat, Inc. (Cycle-Sat), a telecommunications service firm that was a leading distributor of television and radio commercials using satellite, fiber optic and digital technologies. On August 5, 1996 (the measurement date), the Company adopted a formal plan to sell its Cycle-Sat subsidiary. Accordingly, Cycle-Sat is accounted for as a discontinued operation in the accompanying consolidated financial statements.

Cycle-Sat revenues were $30,327,000 and $24,628,000 for the fiscal years ended 1996 and 1995, respectively. The net assets of Cycle-Sat included in the accompanying consolidated balance sheet as of August 31, 1996 consisted of the following:

                                             Aug. 31,
(dollars in thousands)                          1996
-----------------------------------------------------
Receivables                                 $  5,707
Other current assets                           1,578
                                          -----------
  Current assets of
    discontinued operations                 $  7,285
                                          -----------
Property and equipment                      $  4,858
Intangible and other assets                    9,999
                                          -----------
  Long-term assets of
    discontinued operations                  $14,857
                                          -----------
Current maturities of
  long-term debt                             $10,134
Notes payable                                  4,215
Accounts payable and
  other current liabilities                    3,183
                                          -----------
  Current liabilities of
    discontinued operations                  $17,532
                                          -----------
Minority interest in
  discontinued operations                   $  2,194
                                          -----------

On November 19, 1996, the Company sold all of the assets of its Cycle-Sat, Inc. subsidiary to Vyvx, Inc., a subsidiary of The Williams Companies, Inc., Tulsa, Oklahoma for approximately $57 million. Vyvx, Inc., is a leading provider of integrated satellite and fiberoptic video transmission services. The transaction resulted in an after-tax gain of $16.5 million or $.65 per common share.

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

During fiscal 1995, the Company guaranteed certain debt obligations of the buyer totaling $4,500,000. The buyer experienced significant financial difficulties and the Company decided, during fiscal 1996, to make no further financial accommodations and to exit ongoing involvement with this business.

In the fourth quarter of fiscal 1996, the Company provided $4,074,000 for the anticipated loss related to the net cost of resolution of this matter. Cash in an amount approximating the amount provided was paid related to the guarantee to fully resolve this matter during fiscal 1997.

NOTE 4: DEALER FINANCING RECEIVABLES
Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 30, 1997, the Company had certain concentration of credit risks whereby $12,094,000 of dealer financing receivables were due from one dealer.

NOTE 5: INVENTORIES
Inventories consist of the following:

                               Aug. 30,     Aug. 31,
(dollars in thousands)             1997         1996
-----------------------------------------------------
Finished goods                 $ 27,577     $ 28,228
Work in process                  13,842       13,915
Raw materials                    29,907       37,537
                            -------------------------
                                 71,326       79,680
LIFO reserve                     17,742       16,577
                            -------------------------
                               $ 53,584     $ 63,103

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 6: LONG-TERM NOTES RECEIVABLE

Long-term notes receivable of $5,692,000 and $3,918,000 at August 30, 1997 and August 31, 1996, respectively, are primarily collateralized by dealer inventories and real estate. The notes had weighted average interest rates of
8.7 percent per annum and 8.5 percent per annum at August 30, 1997 and August 31, 1996, respectively, and have various maturity dates ranging through August 2002.

NOTE 7: NOTES PAYABLE

Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:


                                Available
                               Credit Lines         Outstanding           Interest Rate
                            ------------------   ------------------    --------------------
                            Aug. 30,  Aug. 31,   Aug. 30,  Aug. 31,    Aug. 30,    Aug. 31,
(dollars in thousands)        1997      1996      1997       1996        1997        1996
-------------------------------------------------------------------------------------------
Notes payable:
  Continuing operations     $30,000   $30,000   $    --   $    --        9.0%        8.75%
  Discontinued operations        --     4,215        --     4,215         --          7.2%



                                     Maximum                        Average               Weighted Average Interest
                                   Outstanding                    Outstanding                 Rate During Year*
                           -----------------------------  -----------------------------  -----------------------------
(dollars in thousands)          1997     1996     1995       1997       1996       1995        1997     1996      1995
----------------------------------------------------------------------------------------------------------------------
Notes payable:
  Continuing operations     $    --   $    --   $ 2,000   $    --   $     --    $      58    $  --      --       9.6%
  Discontinued operations        --     4,500     4,000        --      4,274        2,711       --     7.4%      8.5%


*Based on the approximate average aggregate amount outstanding during the year and the interest rate.


Since March 1992, the Company has had a financing and security agreement with Nations Credit Corporation (NationsCredit). Terms of the agreement limit borrowings to the lesser of $30,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles and motor home chassis and related components). Borrowings are secured by the Company's receivables and inventory. Borrowings under the agreement bear interest at the prime rate, as defined in the agreement, plus 50 basis points. The line of credit is available and continues for successive one-year periods unless either party provides at least 90-days' notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement also contains certain restrictive covenants including maintenance of minimum net worth, working capital and current ratio. As of August 30, 1997, the Company was in compliance with these covenants. There were no outstanding borrowings under the line of credit during 1997 or 1996.

NOTE 8: LONG-TERM DEBT


                                          Outstanding August 30, 1997               Outstanding August 31, 1996
                                        ------------------------------     -------------------------------------------
                                         Current     Long     Interest      Current       Long          Interest
(dollars in thousands)                  Maturities   Term       Rate       Maturities     Term             Rate
----------------------------------------------------------------------------------------------------------------------
Long-term borrowings, continuing
  operations                             $   695      --        7.5%        $ 1,866      $ 1,692         5.5-7.95%

Long-term obligations, discontinued
  operations                                  --      --         --          10,134           --         8.0-15.15%


During fiscal 1994, the Company and Winnebago RV, Inc. entered into a $2,001,000 financing agreement with 1st Source Bank for the purchase of a 1990 King Air 350 airplane. Terms of the agreement called for 35 monthly installment payments beginning August 28, 1994, and a 36th payment to pay off the remaining principal and interest balance under the agreement. Borrowing under the agreement was secured by the airplane. The amount outstanding under the agreement was paid in full during the first quarter of fiscal 1997. The outstanding balance under this agreement at August 31, 1996 was $1,709,000, with an interest rate of 7.95 percent per annum.

During fiscal year 1993, the Company and Winnebago Industries Europe, GmbH
(WIE), a wholly owned subsidiary of the Company, entered into a financing arrangement with Volksbank Saarbrucken-St. Ingebert eG to finance the acquisition and renovation of a new facility in Kirkel, Saarland, Germany. The financing arrangement included four loans with interest rates ranging from 5.5 percent to 8.75 percent per annum. As of August 30, 1997 only one of the loans was outstanding which had an interest rate of 7.5 percent per annum. Borrowings under this agreement at August 30, 1997 were $695,000. The loan was guaranteed by the Company and was secured by real estate and improvements to the new facility. The Company sold the facility in August 1997. Subsequent to fiscal 1997 year end, the Company paid all amounts outstanding under this agreement.

In fiscal 1995, Cycle-Sat entered into a series of long-term borrowings aggregating $10,025,000 to finance the acquisition of a majority of the assets of the TFI division of MPO Videotronics. The interest rates on these borrowings ranged from 8.0 percent per annum to 8.2 percent per annum as of August 31, 1996. The outstanding balance of these obligations as of August 31, 1996 aggregated $8,893,000. The Company repaid these obligations during fiscal 1997 in conjunction with the sale of Cycle-Sat discussed in Note 2.

NOTE 9: EMPLOYEE RETIREMENT PLANS
The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash for fiscal years 1997, 1996 and 1995 were $1,933,000, $2,099,000, and $2,106,000, respectively.

The Company also has a nonqualified deferred compensation program which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is fixed based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,558,000, $1,556,000, and $1,629,000 in fiscal 1997,
1996 and 1995, respectively. Total deferred compensation liabilities were $21,164,000, and $21,025,000 at August 30, 1997 and August 31, 1996,
respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $10,335,000 and

$10,499,000, at August 30, 1997 and August 31, 1996, respectively) are presented as assets of the Company in the accompanying balance sheets.

The Company has adopted a Directors' Deferred Compensation Plan which permits non-employee directors to receive their fees and retainers as members of the Board of Directors and committees of the Board in a form other than as direct payments.

The Company provides certain health care and other benefits for retired employees who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and then current age. The Company's postretirement health care plan currently is not funded. The status of the plan is as follows:

Accumulated postretirement benefit obligation at August 30, 1997 and August 31, 1996:

                                Aug. 30,    Aug. 31,
(dollars in thousands)            1997       1996
--------------------------------------------------
Retirees                       $ 2,239     $ 2,042
Fully eligible active plan
  participants                   3,578       2,852
Other active plan
  participants                  13,738      10,005
                               -------------------
                                19,555      14,899

Unrecognized prior
  service cost                     509         558
Unrecognized net gain            7,139      10,455
                               -------------------
Accrued postretirement
  benefit liability
  recognized in financial
  statements                   $27,203     $25,912
                               -------------------

Net postretirement benefit expense for the fiscal years ended August 30, 1997, August 31, 1996 and August 26, 1995 consisted of the following components:


                        Aug. 30,   Aug. 31,  Aug. 26,
(dollars in thousands)    1997       1996      1995
----------------------- ---------- --------- ----------
Service cost-
  benefits earned
  during the year       $   876    $   947     $1,047
Interest cost on
  accumulated
  postretirement
  obligation              1,153      1,133      1,171
Net amortization
  and deferral             (490)      (416)      (379)
                       ---------- --------- ----------
                         $1,539     $1,664     $1,839
                       ---------- --------- ----------

The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of August 30, 1997 was 8.39 percent, decreasing each successive year until it reaches 5.25 percent in 2017 after which it remains constant.

A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of August 30, 1997 by approximately $4,841,000. The effect of this change on the net postretirement health care cost for fiscal 1997 would be to increase it by approximately $547,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent at August 30, 1997 and 7.5 percent at August 31, 1996. During fiscal 1996, the Company revised certain provisions of its postretirement health care plan to offer different medical plan options and revised the monthly contribution rate for retirees. The impact of these revisions resulted in a decrease in the accumulated postretirement benefit obligation of approximately $5,695,000 and a decrease in the previously estimated net postretirement benefit expense for fiscal year 1996 of approximately $1,249,000. The unrecognized net gain as of August 31, 1996 is being amortized over the average remaining service period of active plan participants, estimated to be 18 years. The unrecognized prior service cost as of August 31, 1996 is being amortized over the average remaining years to full eligibility for benefits of active plan participants, estimated to be 12 years.

NOTE 10: CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financing on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on his agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. The Company's contingent liability on all repurchase agreements was approxi-mately $115,637,000 and $129,135,000 at August 30, 1997 and August 31,
1996, respectively. The Company's losses under repurchase agreements were approximately $344,000, $202,000 and $212,000 during fiscal years 1997, 1996 and 1995, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with NationsCredit and Green Tree Financial. Contingent liabilities under these recourse agreements were $24,868,000 and $33,216,000 at August 30, 1997 and August 31, 1996, respectively. The Company's losses under these recourse agreements were approximately $965,000, $85,000 and $11,000 during fiscal years 1997, 1996 and 1995, respectively.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and ranges from $2,500,000 to $5,000,000 per occurrence and $8,000,000 to $10,000,000 in aggregate per policy year (fiscal 1989 to fiscal 1997). Liabilities in excess of these amounts are the responsibility of the insurer.

The Company is involved in various legal proceedings which are ordinary routine litigation incident to its business, many of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, management is of the opinion that while the final resolution of any such litigation may have an impact on the Company's consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 11: INCOME TAXES

The components of the provision (credit) for income taxes are as follows:


                              Year Ended
(dollars in       August 30,   August 31,   August 26,
thousands)              1997         1996         1995
---------------- ------------ ------------ ------------
Continuing
  operations
Current               $1,288     $  5,707     $  5,599
Deferred                (872)         932      (13,511)
---------------- ------------ ------------ ------------
                         416        6,639       (7,912)
---------------- ------------ ------------ ------------
Discontinued
  operations
Current              $11,393          596          431
Deferred               1,946       (1,492)        (519)
---------------- ------------ ------------ ------------
                      13,339         (896)         (88)
---------------- ------------ ------------ ------------
Total
  provision
  (credit)           $13,755     $  5,743    $  (8,000)
---------------- ------------ ------------ ------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:


                                                   Year ended
                                August 30, 1997 August 31, 1996  August 26, 1995
-------------------------------------------------------------------------------
U.S. federal statutory rate               35.0%         35.0%         35.0%
Cash surrender value                      (0.9)         (2.0)         (1.5)
Life insurance premiums                    0.3           1.9            .8
Tax credits                               (1.1)         (2.2)         (2.0)
Effect of change in valuation allowance    --            --          (77.9)
Net loss (income) of WIE not
    included in consolidated return        7.3          (1.4)          1.7
Loss on sale of WIE                       (9.9)           --            --
State taxes, net of federal benefit        1.0            --            --
Foreign sales corporation commissions      0.7            --            --
Other                                      5.0           0.4           3.4
                                         --------------------------------------

Total                                      37.4%        31.7%        (40.5)%
                                         --------------------------------------
                                         --------------------------------------
Whereof:
    Continuing operations                   5.9%        31.5%        (39.5)%
    Discontinued operations                44.7%       (30.5)%       (35.2)%
                                         --------------------------------------

The tax effect of significant items comprising the Company's net deferred tax assets are as follows:


                                                  August 30,               August 31,
                                                     1997                    1996
                                      --------------------------------------------
(dollars in thousands)                 Assets    Liabilities    Total       Total
----------------------------------------------------------------------------------
CURRENT

Miscellaneous reserves                $  2,223    $   (105)   $  2,118    $  3,597
Non-deductible warranty reserves         1,140        --         1,140       1,198
Bad debt reserves                          718        --           718         516
Self-insurance reserve                     941        --           941       1,032
                                      --------    --------    --------    --------
Subtotal                                 5,022        (105)      4,917       6,343
                                      --------    --------    --------    --------

NONCURRENT
Postretirement health care benefits      9,521        --         9,521       9,069
Deferred compensation                    7,857        --         7,857       7,825
Accelerated depreciation                            (2,478)     (2,478)     (2,402)
Other                                     --          --          --            56
                                      --------    --------    --------    --------

Subtotal                                17,378      (2,478)     14,900      14,548
                                      --------    --------    --------    --------

Total                                 $ 22,400    $ (2,583)   $ 19,817    $ 20,891
                                      --------    --------    --------    --------


In the second and fourth quarters of fiscal 1995, the Company recognized tax benefits of $6,000,000 and $2,000,000, respectively, due to a continued trend of earnings which increased the likelihood that the Company would realize its gross deferred tax assets in the future, thus eliminating the need for the valuation allowance.

In the fourth quarter of fiscal 1997, the Company recognized a tax benefit of approximately $3,700,000 due to the sale and closing of WIE.

NOTE 12: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):


                                                               Year ended
(dollars in thousands)                   August 30, 1997   August 31, 1996   August 26, 1995
----------------------------------------------------------------------------------------------
Net realized (losses) gains on sale of
    trading securities .................       $  (995)       $   218        $   101
Net unrealized gains (losses) on trading
    securities .........................         1,132           (568)           241
(Losses) gains on foreign currency
    transactions .......................          (551)          (226)         1,213
Interest income from investments and
    receivables ........................         2,534          1,546          1,310
Dividend income ........................           398            141            184
Interest expense .......................          (674)          (757)          (935)
                                               -------        -------        -------
                                               $ 1,844        $   354        $ 2,114
                                               -------        -------        -------



NOTE 13: DIVIDEND DECLARED

On October 16, 1997, the Board of Directors declared a cash dividend of $.10 per common share payable January 5, 1998, to shareholders of record on December 5, 1997.

NOTE 14: STOCK OPTION PLANS

The Company's 1987 stock option plans allow the granting of non-qualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plans are administered by a committee appointed by the Company's Board of Directors who are not employees of the Company or any of its subsidiaries. The Committee may determine at the time of granting whether each option granted will be a non-qualified or incentive stock option. The term of each option shall expire and all rights to purchase shares thereunder shall cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the Committee. No option shall permit the purchase of any shares thereunder during the first year after the date such option is granted. The Committee may, at its discretion, limit the number of shares purchaseable in any year thereafter to the extent it considers appropriate with respect to a particular individual to whom an option is granted.

A summary of stock option activity for fiscal years 1997, 1996 and 1995 is as follows::


                                         1997                              1996                           1995
                                                     Wtd.                           Wtd.                           Wtd.
                                                     Avg.                           Avg.                           Avg.
                                           Price   Exercise             Price     Exercise             Price     Exercise
                               Shares    per share Price/Sh   Shares   per share  Price/Sh   Shares   per share  Price/Sh
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
   of year                     746,000    $4 - $12   $6.56    764,000   $4 - $12    $6.02    900,500     $4-$18    $7.11
Options granted                242,000       7 - 8    7.68         --         --       --     10,000         10    10.00
Options exercised             (107,000)      4 - 6    4.87     (1,000)         6     5.69    (94,833)     4 - 9     5.35
Options canceled              (231,500)     8 - 12   10.40    (17,000)    9 - 12    10.03    (51,667)    9 - 18    15.97
                             --------------------------------------------------------------------------------------------
Outstanding at end of year     649,500    $4 - $10   $6.53    746,000   $4 - $12    $6.56    764,000   $4 - $12    $6.02
                             --------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at August 30, 1997:


                                                                                             Number         Weighted
    Range of              Number                 Weighted                                 Exercisable       Average
    Exercise            Outstanding          Average Remaining       Weighted Average     At Aug. 30,       Exercise
     Prices         at August 30, 1997       Contractual Life         Exercise Price          1997           Price
------------------ ---------------------- ------------------------ --------------------- --------------- ---------------
    $4.31 - $5.69          337,500                   3                     $5.14              337,500          $5.14
      7.19 - 7.75          227,000                   9                      7.68                   --             --
     8.88 - 10.00           85,000                   2                      9.03               85,000           9.03
                   ---------------------- ------------------------ --------------------- --------------- ---------------
                           649,500                   6                     $6.53              422,500          $5.92


In 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation." The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the Stock Option Plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 1997 net income and earnings per share would have been changed to the pro forma amounts indicated below:

(dollars in thousands, except per share data)
                                                             1997
Net earnings                                              ------------
    As reported                                               $23,048
    Pro forma                                                  22,884

Earnings per share
    As reported                                                $  .91
    Pro-forma                                                     .90

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                                          3.19%

Risk free interest rate                                 6.64%

Expected life                                          9 years
Expected volatility                                    29.27%
Estimated fair value of
    options granted per share                       $2.40 - $2.58

There were no options granted during fiscal 1996.

The Company's Board of Directors has adopted and is recommending that the shareholders approve the 1997 Stock Option Plan during the Company's annual meeting on December 17, 1997. The plan provides additional incentives to those officers, employees, directors, advisors and consultants of the Company whose substantial contributions are essential to the continued growth and success of the Company's business. The plan allows the granting of non-qualified and incentive stock options as well as stock appreciation rights. The plan will be administered by the Board or by a committee appointed by the Company's Board of Directors. The purchase prices for these shares shall not be less than 85 percent of the fair market value of a share at the time of option granting for non-qualified stock options or less than 100 percent for incentive stock options. The term of each option would expire and all rights to purchase shares thereunder would cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the Committee. Options granted under this plan would become exercisable six months after the date the option is granted. Options granted under this plan in August 1997, subject to shareholder approval, were 207,000 shares at an exercise price of $8.5625. This option grant has not been included in the summary stock option tables shown above.

NOTE 15: SUPPLEMENTAL CASH FLOW DISCLOSURE Cash paid during the year for:

                                               Year ended
(dollars in thousands)     August 30, 1997    August 31, 1996   August 26, 1995
-------------------------------------------------------------------------------
Interest                       $     656              $2,000            $1,911
Income taxes                      16,426               5,085             6,989


NOTE 16: BUSINESS SEGMENT INFORMATION

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

For the years ended August 30, 1997, August 31, 1996 and August 26, 1995, the Company's segment information is as follows:


                                                   Recreation
                                                    Vehicles
                                                   and Other
                                                  Manufactured             General
(dollars in thousands)                              Products   Financing   Corporate     Total
------------------------------------------------------------------------------------------------
1997
Net revenues from continuing operations              $436,712   $  1,420   $   --      $438,132
Operating income (loss) from continuing operations      6,976        736     (2,564)      5,148
Identifiable assets                                   136,810     16,912     59,753     213,475
Depreciation and amortization                           5,797          9        662       6,468
Capital expenditures                                    3,982         35        421       4,438


Summary information for WIE is as follows: Net revenues - $9,655. Operating loss
- $(6,376). The Company sold WIE during August 1997. As a result of the sale, the Company recorded a capital loss for tax purposes resulting in a tax credit of approximately $3,700,000 due to this loss. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.


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


Summary information for WIE is as follows: Net revenues - $13,773. Operating loss - $(238). Identifiable assets - $10,388. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.


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


Summary information for WIE is as follows: Net revenues - $8,834. Operating loss
- $(1,209). Identifiable assets - $9,426. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
WINNEBAGO INDUSTRIES, INC.
FOREST CITY, IOWA

We have audited the consolidated balance sheets of Winnebago Industries, Inc., and subsidiaries (the Company) as of August 30, 1997 and August 31, 1996 and the related statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended August 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries at August 30, 1997 and August 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 30, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Minneapolis, Minnesota

October 21, 1997

SELECTED FINANCIAL DATA(1)


                                                August 30,   August 31,     August 26,     August 27,     August 28,
(dollars in thousands, except per share data)     1997          1996           1995           1994           1993
--------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Revenues
   Manufactured products                       $ 436,712     $ 483,398      $ 458,909      $ 432,406      $ 364,860
   Finance                                         1,420         1,406          1,220            831            595
      Total net revenues                         438,132       484,804        460,129        433,237        365,455
Income before taxes                                6,992        21,063         20,006         15,264         10,513
Provision (credit) for income taxes                  416         6,639         (7,912)        (1,312)        (1,087)
Income from continuing operations                  6,576        14,424         27,918         16,576         11,600
(Loss) income from discontinued operations          --          (2,039)          (162)           869         (2,322)
Gain on sale of Cycle-Sat subsidiary              16,472          --             --             --             --
Cumulative effect of accounting change              --            --             --          (20,420)          --
Net income (loss)                                 23,048        12,385         27,756         (2,975)         9,278
Per share data:
    Income from continuing operations                .26           .57           1.11            .66            .46
    (Loss) income from discontinued
        operations                                  --            (.08)          (.01)           .03           (.09)
    Gain on sale of Cycle-Sat subsidiary             .65          --             --             --             --
    Cumulative effect of accounting change          --            --             --             (.81)          --
    Net income (loss)                          $     .91     $     .49      $    1.10      $    (.12)     $     .37
    Cash dividends per share                   $     .20     $     .30      $     .30      $    --        $    --
Weighted average number of shares of
   common stock outstanding (in
   thousands)                                     25,435        25,349         25,286         25,187         25,042

BALANCE SHEET
Total assets                                   $ 213,475     $ 220,596      $ 211,630      $ 181,748      $ 155,227
Stockholders' equity                             123,882       105,311        100,448         79,710         81,693
Working capital                                   99,935        62,155         69,694         58,523         44,633
Long-term debt of continuing operations        $    --       $   1,692      $   3,810      $   2,693      $     633
Current ratio                                   3.4 to 1      2.0 to 1       2.4 to 1       2.1 to 1       1.9 to 1

UNIT SALES:
   Class A                                         4,834         5,893          5,993          6,820          6,095
   Class C                                         2,724         2,857          2,853          1,862          1,998
      Total Motor Homes                            7,558         8,750          8,846          8,682          8,093

   Class B Conversions (EuroVan Campers)           1,205           857          1,014            376           --


(1) Restated to reflect Cycle-Sat and NIE as discontinued operations

SHAREHOLDER INFORMATION

PUBLICATIONS

A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Company's quarterly financial news releases and the annual report on Form 10-K (without exhibits), required to be filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Public Relations Department
Winnebago Industries, Inc.
P.O. Box 152
605 West Crystal Lake Road
Forest City, Iowa 50436
Telephone: (515) 582-0152
Fax: (515) 582-6966
E-mail: pr@winnebagoind.com

This annual report as well as corporate news releases may Minneapolis, Minnesota 55402-1844 also be viewed online in the financial section of Winnebago Industries' website: http://www.winnebagoind.com


Shareholder Account Assistance

Registration and Transfer Agent to contact for address changes, account certificates and stock holdings:

Norwest Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854

or

161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716 or (612) 450-4064

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Wednesday, December 17, 1997 at 7:30 p.m. (CST) in
Friendship Hall, Highway 69 South, Forest City, Iowa.


AUDITOR
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street


COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol: WGO
Shareholders of record as of October 13, 1997:  11,746
Shares outstanding at year-end:  25,854,461
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1997 and fiscal 1996.


FISCAL 1997             High        Low       Close    FISCAL 1996              High          Low         Close
----------------------------------------------------------------------------------------------------------------
First Quarter      $    8.500  $   7.000  $   7.500    First Quarter      $     8.500   $    7.375   $     7.625
Second Quarter          7.875      6.875      7.125    Second Quarter           8.375        6.750         8.000
Third Quarter           7.375      6.250      6.875    Third Quarter           10.375        7.750        10.250
Fourth Quarter          9.625      6.625      8.375    Fourth Quarter          10.250        7.625         8.125


CASH DIVIDENDS PER SHARE

FISCAL 1997                         FISCAL 1996
--------------------------------------------------------------------
Amount         Date Paid            Amount          Date Paid
------         ---------            ------          ---------
$ .10          January 6, 1997      $ .10           December 4, 1995
  .10          July 7, 1997           .10           April 8, 1996
                                      .10           June 17, 1996

DIRECTORS AND OFFICERS


DIRECTORS

Fred G. Dohrmann
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
WINNEBAGO INDUSTRIES, INC.

Gerald E. Boman
FORMER SENIOR VICE PRESIDENT,
WINNEBAGO INDUSTRIES, INC.

Jerry N. Currie
PRESIDENT & CHIEF EXECUTIVE OFFICER
CURRIES COMPANY AND GRAHAM MANUFACTURING

John V. Hanson
FORMER PRESIDENT AND DEPUTY CHAIRMAN OF THE BOARD,
WINNEBAGO INDUSTRIES, INC.

Bruce D. Hertzke
PRESIDENT AND CHIEF OPERATING OFFICER
WINNEBAGO INDUSTRIES, INC.

Gerald C. Kitch
EXECUTIVE VICE PRESIDENT
PENTAIR, INC.

Richard C. Scott
VICE PRESIDENT, UNIVERSITY DEVELOPMENT
BAYLOR UNIVERSITY

Joseph M. Shuster
CHAIRMAN, TELTECH

Frederick M. Zimmerman
PROFESSOR OF MANUFACTURING SYSTEMS ENGINEERING,
THE UNIVERSITY OF ST. THOMAS

Francis L. Zrostlik
PRESIDENT, STELLAR INDUSTRIES

Luise V. Hanson
DIRECTOR EMERITUS


OFFICERS

Fred G. Dohrmann
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Bruce D. Hertzke
PRESIDENT AND CHIEF OPERATING OFFICER

Edwin F. Barker
VICE PRESIDENT, CHIEF FINANCIAL OFFICER

Raymond M. Beebe
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Ronald D. Buckmeier
VICE PRESIDENT, PRODUCT DEVELOPMENT

Brian J. Hrubes
CONTROLLER

James P. Jaskoviak
VICE PRESIDENT, SALES AND MARKETING

Robert J. Olson
VICE PRESIDENT, MANUFACTURING

Joseph L. Soczek, Jr.
TREASURER


[PHOTO] WINNEBAGO INDUSTRIES' OFFICERS: (SEATED LEFT TO RIGHT) EDWIN F. BARKER, FRED G. DOHRMANN AND BRUCE D. HERTZKE (STANDING LEFT TO RIGHT) JAMES P. JASKOVIAK, ROBERT J. OLSON, RAYMOND M. BEEBE, JOSEPH L. SOCZEK, JR., BRIAN J. HRUBES AND RONALD D. BUCKMEIER.

WINNEBAGO INDUSTRIES, INC.
P.O. BOX 152
FOREST CITY, IOWA 50436


Bulk Rate
U.S. Postage
PAID
Minneapolis, MN
Permit No. 43