Form 10-K, Exhibit 13
period 1998-08-29
WINNEBAGO INDUSTRIES INC
filed 1998-11-25
CIK 107687

EXHIBIT 13


                           WINNEBAGO INDUSTRIES, INC.
                               1998 ANNUAL REPORT



                                    [PHOTO]




                                                    40 YEARS
                                                    [LOGO] WINNEBAGO INDUSTRIES
                                                    1958-1998

CORPORATE PROFILE

Incorporated under the laws of the State of Iowa on February 12, 1958, Winnebago Industries, Inc. celebrated its 40th Anniversary during fiscal 1998. The Company adopted its present name on February 28, 1961. Winnebago Industries is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Vectra(R), Rialta(R), and Ultimate(TM) brand names. the Company markets its recreation vehicles on a wholesale basis to a broadly diversified dealer organization located throughout the United States, and to a limited extent, in Canada. As of August 29, 1998, the motor home dealer organization in the United States and Canada included approximately 350 dealers. Motor home sales by Winnebago Industries represented more than 87 percent of its revenues in each of the past five years. In addition, the Company's subsidiary, Winnebago Acceptance Corporation (WAC), engages in floor plan and rental unit financing for a limited number of the Company's dealers.

The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. Other products manufactured by the Company consist principally of a variety of component products for other manufacturers. The motor homes and component parts conform to what the Company believes to be the most rigorous testing in the RV industry.

TABLE OF CONTENTS

Selected Financial Data ...................................        1
Report of Shareholders ....................................        2
Operations Review .........................................        4
Motor Home Product Classification .........................       12
Management's Discussion and Analysis of Financial Condition
     and Results of Operations ............................       13
Consolidated Balance Sheets ...............................       18
Consolidated Statements of Earnings .......................       20
Consolidated Statements of Cash Flows .....................       21
Consolidated Statements of Changes in Stockholders' Equity        22
Notes to Consolidated Financial Statements ................       23
Independent Auditors' Report ..............................       34
Net Revenues by Major Product Class .......................       35
Interim Financial Information .............................       35
Shareholder Information ...................................       36
Directors and Officers ............................ Inside Back Cover


ABOUT THE COVER

FRONT COVER: More than two years in development, the 1999 Ultimate Advantage was designed by Winnebago Industries to meet the market demand for luxurious rear-engine diesel motor homes.

BACK COVER: Pictured clockwise from the top are the following 1999 Winnebago Industries' motor homes: Itasca Spirit 3IT, Winnebago Brave 32T, Vectra Grand Tour 37B, Ultimate Freedome 38KD, Itasca Suncruiser 33B.

SELECTED FINANCIAL DATA


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     AUG. 29,      AUG. 30,     AUG. 31,       AUG. 26,        AUG. 27,
                                                    1998        1997(1)     1996(1)(2)      1995(1)         1994(1)
---------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Revenues
     Manufactured products                     $   523,018   $   436,712   $   483,398    $   458,909    $   432,406
     Dealer financing                                2,076         1,420         1,406          1,220            831
         Total net revenues                        525,094       438,132       484,804        460,129        433,237
Income before taxes                                 35,927         6,992        21,063         20,006         15,264
Provision (credit) for income taxes                 11,543           416         6,639         (7,912)        (1,312)
Income from continuing operations                   24,384         6,576        14,424         27,918         16,576
(Loss) income from discontinued operations              --            --        (2,039)          (162)           869
Gain on sale of Cycle-Sat subsidiary                    --        16,472            --             --             --
Cumulative effect of accounting change                  --            --            --             --        (20,420)
Net income (loss)                                   24,384        23,048        12,385         27,756         (2,975)
Earnings (loss) per share:
     Continuing operations:
         Basic                                        1.01           .26           .57           1.11            .66
         Diluted                                      1.00           .26           .57           1.10            .65
     Discontinued operations and
       accounting change effect:
         Basic                                          --           .65          (.08)          (.01)          (.78)
         Diluted                                        --           .64          (.08)          (.01)          (.77)
---------------------------------------------------------------------------------------------------------------------
     Net earnings (loss) per share:
         Basic                                 $      1.01   $       .91   $       .49    $      1.10    $      (.12)
         Diluted                                      1.00           .90           .49           1.09           (.12)
---------------------------------------------------------------------------------------------------------------------
     Weighted average common shares
       outstanding (in thousands):
         Basic                                      24,106        25,435        25,349         25,286         25,187
         Diluted                                    24,314        25,550        25,524         25,513         25,546
---------------------------------------------------------------------------------------------------------------------

     Cash dividends per share:                 $       .20   $       .20   $       .30    $       .30    $        --

BALANCE SHEET
Total assets                                   $   230,612   $   213,475   $   220,596    $   211,630    $   181,748
Stockholders' equity                               116,523       123,882       105,311        100,448         79,710
Working capital                                     91,919        99,935        62,155         69,694         58,523
Long-term debt                                 $        --   $        --   $     1,692    $     3,810    $     2,693
Current ratio                                     2.5 to 1      3.4 to 1      2.0 to 1       2.4 to 1       2.1 to 1

Unit Sales:
     Class A                                         5,381         4,834         5,893          5,993          6,820
     Class C                                         3,390         2,724         2,857          2,853          1,862
         Total Motor Homes                           8,771         7,558         8,750          8,846          8,682

Class B Conversions (EuroVan Campers)                  978         1,205           857          1,014            376


(1) Restated to reflect Cycle-Sat, Inc. and North Iowa Electronics, Inc. as discontinued operations.

(2) The fiscal year ended August 31, 1996 contained 53 weeks, all other fiscal years contained 52 weeks.


[BAR CHART]

TOTAL NET REVENUES
(dollars in millions)

1998           $525.1
1997           $438.1
1996           $484.8


[BAR CHART]

INCOME FROM CONTINUING
     OPERATIONS
(dollars in millions)

1998          $24.4
1997          $ 6.6
1996          $14.4


[BAR CHART]

 INCOME PER DILUTED SHARE
FROM CONTINUING OPERATIONS
      (dollars)

1998           $1.00
1997           $0.26
1996           $0.57

[PHOTO]
CAPTION:
300,000TH
NOT ONLY DID WINNEBAGO
INDUSTRIES CELEBRATE ITS 40TH
ANNIVERSARY THIS YEAR, THE
COMPANY ALSO MANUFAC-
TURED ITS 300,000TH MOTOR
HOME (1998 WINNEBAGO
CHIEFTAIN 34WY) DURING FIS-
CAL 1998. COMPANY
EMPLOYEES ARE SHOWN
ABOVE WITH WINNEBAGO
INDUSTRIES CHAIRMAN, CHIEF
EXECUTIVE OFFICER AND
PRESIDENT, BRUCE HERTZKE
(RIGHT).

DEAR FELLOW SHAREHOLDERS:

     As we celebrated our 40th anniversary this year, it was gratifying to reflect on our humble beginnings, as well as our vast accomplishments to date. We've come a long way from being a small start-up business manufacturing travel trailers in 1958 to the world-renowned recreation vehicle manufacturer we are today. We wish to thank our employees and shareholders for their contributions in making Winnebago Industries the successful company that it is today.

FINANCIAL RESULTS
     Fiscal 1998 would have been an exceptionally exciting year even without the anniversary celebration. For the first time in our Company's history, net revenues for Winnebago Industries exceeded the half billion dollar mark. Net revenues of $525 million for fiscal 1998 exceeded fiscal 1997 net revenues by
19.8 percent.

     Income from continuing operations for fiscal 1998 nearly quadrupled when compared to the previous year due to several factors, the most significant of which was the outstanding acceptance of our 1998 and 1999 motor homes by both wholesale and retail customers, as well as very favorable market conditions. According to the latest report by Statistical Surveys Inc., a national retail reporting service, our motor home sales have outperformed the motor home industry by 12 percent since the beginning of calendar 1998 through August. In addition, the recreation vehicle market in general has enjoyed a year of growth that was stimulated by favorable interest rates, lower fuel prices and high consumer confidence levels.

NEW PRODUCT DEVELOPMENT
     Fiscal 1998 results represent the first full year of our strategy of refocusing on our core business of manufacturing quality motor homes. Product development has been a top priority throughout the past two model years, providing us with the best motor home lineup in Winnebago Industries' history. In fact, over 75 percent of our 1999 motor home offerings are dramatically redesigned or completely new compared to our 1997 offerings. The Company's new 1999 products were extremely well received by dealers at our Dealer Days event in August 1998, where the brand new top-of-the-line Ultimate motor home series was introduced. As a result of the acceptance of our 1999 lineup, order backlog for the Company's 1999 motor homes (Class A and C) has hit an all-time high of approximately 2,500 orders on hand, as of November 10, 1998, approximately 75 percent ahead of orders on hand at that date last year.

EXPANSION
     Winnebago Industries will continue to aggressively search out ways of increasing production capacity. Towards this end, we will open a third satellite manufacturing facility in Charles City, Iowa in January, 1999. Approximately 60 miles from our corporate headquarters in Forest City, this new facility will manufacture cabinet components. In addition, Winnebago Industries also assumed control and purchased the assets of the Charles City location of North East Machine and Tool Co., doing business as North East Valve. Previously used to modify chassis for select models of the Company's motor homes, this facility now customizes the new Ulti-BayTM chassis for Winnebago Industries' new 1999 Ultimate AdvantageTM and Ultimate FreedomTM motor homes which are described later in this report. The idea of operating satellite facilities is not new to Winnebago Industries. Our two existing satellite facilities in Hampton and Lorimor, Iowa, have been in place for approximately 15 years and have proven themselves as great assets for the Company.

[PHOTO]
1999 WINNEBAGO
MINNIE 31C

     Additional methods of expanding production capacity will also be implemented, such as increased capital expenditures on equipment and technology. One such example is a new laser cutting system installed in our metal stamping area that effectively produces as many parts as previously manufactured by both a metal stamping press and a shear and reduces labor by 25 percent.

BRAND AWARENESS
     In addition, we will continue to further our goal of expanding the well-known Winnebago brand name beyond traditional motor homes in the RV category. An independent study of nearly 2,000 random U.S. households was conducted this year in which the Winnebago name dominated the brand awareness in RVs with a 90 percent awareness level. We currently have licensing agreements utilizing the Winnebago brand name for Winnebago Truck Campers by Sun-Lite, Inc., Winnebago Conversion Vehicles by Choo Choo Customs Group, Inc., Winnebago Park Model Homes by Chariot Eagle, Inc. and Winnebago Tents by Avid Outdoor. Winnebago Industries will continue to maximize its brand name equity by aggressively exploring licensing opportunities.

INCREASED SHAREHOLDER VALUE
     We were also able to greatly increase shareholder value in fiscal 1998. Winnebago Industries' stock price increased from $8 3/8 at the beginning of fiscal 1998 to a close of $11 1/8 at fiscal year end, an increase in value of
32.8 percent. This reflects the stock market's confidence in the Company's abilities to achieve its financial and market share goals. Announced in December 1997, Winnebago Industries repurchased 3,612,600 shares of the Company's stock which was completed in September 1998. The repurchase shows the confidence we have in our Company's stock. The net effect of the repurchase was a decrease in shares outstanding, which in turn provides a greater return per share for the Company's shareholders.

OUTLOOK
     An expanding number of RV owners are contributing to a rise in RV travel across the country. Overall, motor homes are increasingly in demand as baby boomers begin to turn 50 years old. According to a study by the University of Michigan, the number of people aged 55 to 64 - prime ages for RVing - will grow by 8 million over the next 12 years. This survey also tells us one of four, or 25 percent, of the people asked, said they had plans to buy an RV in the future. This means more people choosing the RV lifestyle than ever before.

     These are exciting times. Enormous opportunities lie ahead for us. To meet the challenges of the next 40 years and beyond, we will continue to work not only harder, but smarter, to be able to continue to further increase our production capacity, market share, financial results, and ultimately our value for every Winnebago Industries shareholder.



/s/ Bruce D. Hertzke
Bruce D. Hertzke
Chairman of the Board, Chief Executive
    Officer and President

December 1, 1998

[PHOTO]
CAPTION: BRUCE D. HERTZKE
         WINNEBAGO INDUSTRIES'
         CHAIRMAN OF THE BOARD,
         CHIEF EXECUTIVE OFFICER AND
         PRESIDENT

OPERATIONS REVIEW

NEW PRODUCTS
     Continuing the Company's emphasis on new product development, Winnebago Industries, Inc. is introducing additional new and redesigned motor homes for 1999. Throughout the past two model years new product development has led to over 75 percent of Winnebago Industries' 1999 motor homes being introduced as dramatically redesigned or completely new compared to the Company's 1997 offerings. This new product development has led our motor home sales (Class A and C) to outperform the motor home industry in retail sales by 12 percent since the beginning of calendar 1998 through August. Winnebago Industries currently builds five brands of motor homes: Winnebago, Itasca, Rialta, Vectra and the new Ultimate series.

[PHOTO]
1999 ULTIMATE
FREEDOM 40JD

ULTIMATE
       Leading the new product introduction for 1999 is the Ultimate series, a new generation of diesel pusher motor homes. The new Ultimate Advantage and Ultimate Freedom models are wide-body, bus-style Class A luxury coaches featuring the all-new Ulti-Bay chassis, a brand new foundation and construction that is unique to the industry. Knowing that premium coaches such as these needed to maximize storage, designers from Winnebago Industries and Freightliner Custom Chassis Corp. worked together for over two years to develop this new rear engine diesel pusher chassis.

     The new Ulti-Bay chassis is the ultimate in storage design, providing more efficiencies in terms of material use and space utilization. Freightliner provides the front and rear sections of the chassis, while Winnebago Industries completes the mid-section structure of the chassis and body with tall, extremely spacious storage compartments in the area normally claimed by chassis rails. The new Ulti-Bay design centralizes exterior storage and provides a tremendous increase in easily accessible storage space - up to 184.5 cubic feet of exterior storage space is available.

     Winnebago Industries' largest and most luxurious coaches, the Ultimate Advantage and Ultimate Freedom are both available in 38- and 40-foot models featuring Winnebago Industries' patented StoreMoreTM Hydraulic Slideout System with an innovative kitchen/sofa slideout room extension.

     The StoreMore system, featured on most of Winnebago Industries' slideout models, includes spacious interior storage, as well as roomy exterior compartments that extend outward with the room for easy access to stored items. The exterior StoreMore compartments on the Ultimate series are also lighted and full-height for excellent usability.

VECTRA GRAND TOUR
     The all-new 1999 Vectra Grand Tour(R) has been totally redesigned for those who want big bus, diesel pusher class features in a gas-powered, front engine vehicle. Both the 37B and 39Y models feature new spa-

[PHOTO]
1999 VECTRA GRAND
TOUR 37B

cious slideout room extensions: a front kitchen/sofa slide with the StoreMore Hydraulic Slideout System and a rear bedroom slide on the passenger side.

     All Ultimate and Vectra series models feature Coleman high-efficiency central air conditioning systems that are integrated with a ceiling distribution system. This true central air conditioning system is virtually invisible inside and out, and quietly distributes cool air throughout the motor homes. Most other motor homes from Winnebago Industries also feature the dampening, directional ceiling ducting of the roof air conditioning.

CHIEFTAIN AND SUNFLYER
     Loaded with some of the most innovative and functional amenities found in the RV industry, the Winnebago Chieftain(R) and Itasca Sunflyer(R) were exceptionally well received when introduced in fiscal 1998. We introduced these motor homes last year with three models, then supplemented them during the year with two additional models featuring double slideouts when the new increased gross vehicle weight rating chassis offerings became available from Ford and Chevrolet. For 1999, Winnebago Industries is introducing additional floorplans. Most Chieftain and Sunflyer models include a galley/couch slideout with the StoreMore Hydraulic Slideout System, while the new 35U and 35C feature a dinette/couch slideout, also with the StoreMore system. In addition to the dinette/couch slideout, the new 35U features a unique bed/wardrobe slideout where a side-facing, queen size bed and mirrored wardrobe move out to create approximately 132 cubic feet of additional living space.

ADVENTURER AND SUNCRUISER
     The Winnebago Adventurer(R) and Itasca Suncruiser(R) are the most popular motor home products offered by Winnebago Industries. Redesigned in the 1998 model year, the 1999 model offerings were enhanced with a variety of slideout models, including a redesigned 37-foot model that represents one of the best values in the marketplace for a vehicle of its size. For 1999, an Adventurer/Suncruiser rear engine diesel pusher model is also offered that features exceptional offerings at an exceptional value.

       New features included on all the Class A models mentioned above are the new Tri/Mark KeyOneTM system and the PowerLineTM Energy Management System. The KeyOne system is a convenience that allows for the use of just one key to open all lockable compartment, entrance and fuel doors. The PowerLine system is a fully automatic system that monitors the usage of 120-volt electrical power when utilizing 30-amp service and redistributes the power as needed.

[PHOTO]
1999 WINNEBAGO
ADVENTURER 35C
                                       5

BRAVE AND SUNRISE
     The Winnebago Brave(R) and Itasca Sunrise(R) motor homes have also been enhanced for 1999. The objective was to create a look that said "value" to the consumer while retaining the existing positioning in the marketplace. Two distinct product lines are now offered in each: the entry-level Brave SE and Sunrise SE and the full-basement Brave and Sunrise models. The 35C model has an available dinette/couch slideout featuring the StoreMore Hydraulic Slideout System that increases the living space by 20 square feet. The Brave and Sunrise 32T and 35C models also offer the optional energy efficient roof air conditioners with the PowerLine Energy Management System.

[PHOTO]
1999 WINNEBAGO
MINNIE WINNIE 30V

MINNIE WINNIE AND SUNDANCER
     Winnebago Industries Class C motor homes have continued to gain market share in the retail market for the last four years. Winnebago Industries' retail share in the Class C market was 22.1 percent this calendar year through August compared to just 12.2 percent in calendar 1994, an increase of 81 percent. We anticipate that we will continue to perform well in the marketplace due to ongoing product improvement.

     The Winnebago Minnie Winnie(R) and Itasca Sundancer(R) lines feature three widebody, basement models for 1999, including the new 30V model with galley/lounge slideout, greatly enhancing the amount of livable space inside.

MINNIE AND SPIRIT
       The Winnebago Minnie(R) and Itasca Spirit(R) products have continued their solid performance in the marketplace. For 1999 we'll continue to position them as value offerings in the entry-level Class C market with seven models ranging from 22 to 31 feet in length. The Minnie and Spirit lineup also include standard dinette/couch slideout models featuring the StoreMore Hydraulic Slideout System.

[PHOTO]
1999 RIALTA QD

RIALTA
       The Rialta(R) from Winnebago Industries continues to offer a unique niche market for Winnebago Industries because this type of Class C product is simply not available anywhere else. The Rialta offers fuel efficiency, front-wheel-drive maneuverability and multi-purpose usability. The new 1999 Rialta provides upscale amenities and a new model, bringing total available floorplans to four. With the new floorplan, the 22HD, we were able to combine some of the best features of the other available floorplans, while adding more interior storage and new features such as a larger refrigerator that haven't previously been offered.

EUROVAN CAMPER
     The EuroVan Camper project has also been very successful. Winnebago Industries produces the camper portion of this Class B motor home which is marketed through a select group of Volkswagen of America and Volkswagen of Canada dealers. Year to date, it is a leader in Class B sales in the United States.

COMMERCIAL VEHICLES
     The Commercial Vehicle Division has developed several models specifically designed to target several popular customizing markets. These include the new Med One(R) (medical), Dental One(R) (dental), The Protector(R) (law enforcement), Suite One(R) (limousine), and Ability Equipped(R)(handicap accessible). The Ability Equipped models have increased in volume by 25 percent since last year and growth of an additional 25 percent is anticipated in the coming year. Also, the Executive Suite will be introduced at the annual RV Trade Show this month in Louisville, Kentucky. This Rialta-based shell is customized as a mobile office for business purposes.

[PHOTO]
1998 WINNEBAGO-ITASCA
TRAVELERS' CLUB GRAND
NATIONAL RALLY

WIT
     The Winnebago-Itasca Travelers (WIT) Club is comprised of owners of Winnebago Industries products. Membership is an excellent way for owners to stay active and in touch with their friends through participation in local, state and special interest clubs in addition to the international organization. The WIT Club also conducts caravans, rallies and tours throughout North America. Membership benefits include a monthly magazine, professional trip routing, purchasing and service discounts, mail forwarding, and the opportunity for Premium Road Service and various types of insurance.

     WIT members have proven themselves to be loyal customers of Winnebago Industries' products and consequently repurchase our products at a much higher rate than the general population.

OEM
     Winnebago Industries generated $30.2 million in revenue in fiscal 1998 from the sale of original equipment manufacturing (OEM) components, compared to revenues of $29 million in fiscal 1997. The sale of OEM components to a wide array of outside companies allows the Company to maximize use of Winnebago Industries' production capacity, while affording us the added benefit of low cost component parts. This in turn helps keep our motor home prices as competitive as possible.

     Winnebago Industries' Creative Aluminum Products Company (CAPCO), which produces aluminum extrusion products for the Company as well as for a variety of outside companies, is our largest OEM facility. CAPCO accounts for approximately 88 percent of Winnebago Industries' current OEM business. OEM revenues are also generated from the sale of thermoformed and rotocast plastics, fiberglass components, panel lamination, electro-deposition painting of steel and sewn or upholstered items.

SERVICE
     Winnebago Industries recognizes that good quality products are our most critical element. But along with that, it is the Company's long-standing strategy to provide quality support services that make us most effective at the dealer level and inevitably make our retail customers more satisfied. Because of that strategy, Winnebago Industries is an industry leader in customer satisfaction and has developed one of the most comprehensive warranty programs in the industry. This provides the Company with an important market advantage when selling our motor homes. With the purchase of any new Winnebago, Itasca, Vectra or Ultimate motor home, Winnebago Industries offers a comprehensive 12-month/15,000-mile bumper-to-bumper warranty, a 3-year/36,000-mile sidewall and slideout room assemblies warranty, and a 10-year fiberglass roof warranty. Rialta models have a 2-year/24,000-mile basic transferable warranty with a 5-year/50,000-mile drive-train warranty.

     Every new owner also automatically receives a free one-year membership in Winnebago Industries' Premium Roadside Assistance program offering 24-hour customer and emergency service in addition to jump-starting engines, fuel delivery, lockout and tire changing services.

[PHOTO]
WINNEBAGO INDUSTRIES'
SERIVCE TRAINING
CLASSROOM

     Experienced service advisors respond to inquiries from prospective customers, answer questions pertaining to Winnebago Industries produced vehicles and work with the owner and dealership personnel to expedite repairs.

     Winnebago Industries now offers a parts program, making the Company's outstanding service and warranty programs even better. The "Trip Saver" program is designed to get customers back on the road quicker. With Trip Saver, a part needed to repair a condition that impairs the use or safety of the motor home during the new vehicle warranty period, will be shipped by air from the Company within 24 hours. A similar service called "Sale Saver" was extended to dealers in 1998. In order to save a sale, the dealer can request parts be shipped by air from the Company within 24 hours.

     Winnebago Industries' dealers have many other market advantages such as access to a computerized network for filing warranty claims and parts ordering, the most extensive service literature in the RV industry, hands-on sales and service training, microfiche parts catalog and parts shipping advantages. The Company's dealers will soon be able to order replacement parts, as well as enter and access warranty claims online via the Internet. Scheduled to be up and running by January 1, 1999, the new Internet system replaces a dial-up network, is extremely user friendly and will provide Winnebago Industries' dealers with instant access to information.

     Winnebago Industries has always been a leader in dealer communications, service and warranty. This capability represents yet another extension of Winnebago Industries' commitment to its dealer network. By

[PHOTO]
WINNEBAGO
INDUSTRIES' HOME
PAGE

providing access to our warranty and parts systems through the Internet, we will be able to provide more timely information, as well as demonstrate our commitment to their success.

     In addition to the on-line warranty and parts ordering system, Winnebago Industries' website (www.winnebagoind.com) now provides a dealer locator system. This new system locates the two nearest dealers for any one or more motor home lines by entering a zip code or Canadian province.

     The new dealer locator system is an additional dealer benefit and sales tool. After reviewing motor home information on the website, the new system allows interested customers to easily find their closest Winnebago Industries' dealers so that they can plan their next motor home shopping trip to actually kick the tires and experience the motor home for themselves.

EXCELLENCE IN QUALITY
     Quality continues to be of vital importance to Winnebago Industries. The Company believes its employees to be critical to the total quality process. The Cost Savings Suggestion Program is designed to reward employees for suggesting improvements to the Company's motor home products or internal processes that result in cost and/or time savings. Since the program was initiated seven years ago, over 2,300 ideas have been implemented, resulting in an annualized cost savings of more than $4 million. This program had its most successful year ever in fiscal 1998, with over 450 employee suggestions implemented and a payout to employees of approximately $70,000.

     This cost savings program is designed to help the Company control costs and thereby improve financial performance. It also means striving to build high quality products that represent the greatest value for the dollar to our customers.

"QUALITY IS A JOURNEY -- NOT A DESTINATION"
     Winnebago Industries adopted the motto, "Quality is a Journey - Not a Destination" in 1997 and it continues to be important in the manufacturing process today. We continue to be pleased with the results of our quality efforts, however, we will never be completely satisfied. We will continue to look for ways to make our products and services better.

TECHNOLOGY
       Technology has played a great part in the drive for quality and increased productivity. The high level of technology at Winnebago Industries provides employees with the tools necessary to do their jobs better and to maximize quality and efficiency. The Company's investment in advanced technology is on-going to assure our customers of top-quality products in the future.

       An example of new technology making productivity and quality improvements during fiscal 1998 was the installation of a new laser cutting tool. This new laser tool increases accuracy and reduces labor by 25 percent, while enabling us to produce the same output on this one machine as is produced by both a metal stamping press and a cutting machine together. This laser cutting tool was purchased for additional capacity, while a second laser cutting tool will be added in December, 1998 that will actually replace a metal stamping press and cutting machine.

[PHOTO]
LASER
CUTTING TOOL

       An additional computer numerically controlled (CNC) router was installed this year for the purpose of routing motor home back walls. Due to the productivity and quality benefits of CNC routers, this is the ninth CNC router to be installed within the last several years. Other new equipment includes a computerized milling machine that increases our tooling capacity for cutting wood patterns for molded parts, as well as a new full body paint system that allows us to paint full body paint schemes on motor homes such as the new Ultimate Advantage and Ultimate Freedom with high-quality base coat/clear coat finishes. In addition, a new rotational molding machine will be installed in December to meet the additional demands for rotational molded products.

       We will continue to focus on new technologies that will translate into better quality due to improved accuracy, improved fit and finish; faster processes and an improved environment.

RVDA QUALITY CIRCLE AWARD

       The technology improvements are an indication of Winnebago Industries' commitment to the total quality process needed to market Winnebago Industries' motor homes. That commitment to our dealers and retail customers was proven with the vote of confidence from our dealer body.

       The Dealer Satisfaction Index (DSI) conducted by the Recreation Vehicle Dealer Association annually rates manufacturers' performance in five key categories: sales agreement quality, product competitiveness, sales support, aftermarket and management. RVDA recently announced that our dealers ranked Winnebago Industries as one of only six "Quality Circle Award" winners in the industry, and one of only three motor home manufacturers to win the award. Even more significant is that Winnebago Industries was one of only two motor home manufacturers to receive this honor in both 1996 and 1997.

[PHOTO]
RVDA QUALITY
CIRCLE AWARD

     We feel very strongly about maintaining these high confidence levels, and will continue to strive for excellence in our dealer and retail customer relations.

CSI
     Sales and aftermarket support are the backbone of Winnebago Industries' business philosophy. We also pay close attention to the Customer Satisfaction Index (CSI) data as it is collected from our retail customers. This information allows us to monitor what the end-user thinks about our Company, our dealers and the product itself. The CSI data is the same information we use to determine our "Circle of Excellence Award" winners. The data shows a continued growth in our customers' level of satisfaction with their Winnebago Industries' motor home. Results from the "satisfied" respondents (including "completely satisfied," "very satisfied," and "somewhat satisfied"), has risen consistently each year, with a new high last year of 95.2 percent. These are numbers we are extremely proud of because it means our strategy is working.

     The 1998 CSI program had 149 dealers achieve the Circle of Excellence status, the largest number of winning dealers for any given year. Seven of those dealers have earned this prestigious award each year since its inception in 1986.

[GRAPHIC]
SINCE 1986
CIRCLE OF EXCELLENCE
[LOGO]
WINNEBAGO INDUSTRIES

MOTOR HOME PRODUCT CLASSIFICATION

[GRAPHIC: SILHOUETTE OF A CLASS A MOTOR HOME]
CLASS A MOTOR HOMES
These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area of the driver's compartments are designed and produced by Winnebago Industries, Inc. Class A motor homes from Winnebago Industries include: Winnebago Brave, Adventurer, and Chieftain; Itasca Sunrise, Suncruiser, and Sunflyer; Vectra Grand Tour; and Ultimate Advantage and Freedom.

[GRAPHIC: SILHOUETTE OF A VAN CAMPER]
CLASS B VAN CAMPERS
These are panel-type trucks to which sleeping, kitchen, and toilet facilities are added. These models also have a top extension to provide more headroom. Winnebago Industries converts the EuroVan Camper, which is distributed by Volkswagen of America and Volkswagen of Canada.

[GRAPHIC: SILHOUETTE OF A CLASS C MOTOR HOME]
CLASS C MOTOR HOMES (MINI)
These are mini motor homes built on a van-type chassis onto which Winnebago Industries constructs a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Minnie and Minnie Winnie; Itasca Spirit and Sundancer; and Rialta.




                              WINNEBAGO INDUSTRIES
                             MOTOR HOME FAMILY TREE

Winnebago Industries manufactures five brands of Class A and C motor homes. Listed below are the brand names and model designations of the Company's 1999 product line.

[LOGO]            [LOGO]        [LOGO]  [LOGO]              [LOGO]
WINNEBAGO         ITASCA        RIALTA  VECTRA              ULTIMATE
- Minnie          - Spirit              - Vectra Grand Tour - Ultimate Advantage
- Minnie Winnie   - Sundancer                               - Ultimate Freedom
- Brave           - Sunrise
- Adventurer      - Suncruiser
- Chieftain       - Sunflyer

OTHER RELATED PRODUCTS:

WINNEBAGO CONVERSION VEHICLES -- Licensed truck and van conversions manufactured and marketed by Choo Choo Customs Group, Inc.

WINNEBAGO TRUCK CAMPERS -- Licensed hard and soft side truck campers manufactured and marketed by Sun-Lite, Inc.

WINNEBAGO PARK HOMES -- Licensed products manufactured and marketed by Chariot Eagle, Inc.

WINNEBAGO TENTS -- Licensed products manufactured and marketed by Avid Outdoor.

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


RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

Net revenues for manufactured products were $523,018,000 for fiscal 1998, an increase of $86,306,000, or 19.8 percent, from fiscal 1997. Motor home shipments (Class A and C) during fiscal 1998 were 8,771 units, an increase of 1,213 units, or 16.0 percent, compared to fiscal 1997. Fiscal 1998 results represent the first full year that the Company's strategy of refocusing on its core business of manufacturing quality motor homes has been in place. Product development has been a top priority throughout the past two model years and the Company brought to the market in fiscal 1998 its most extensive new product lineup in its history. Over one half of the Company's 1998 products featured new or significantly redesigned models. The Recreation Vehicle Industry Association
(RVIA) reported factory shipments (Class A and C) for the industry increased by
13.1 percent during the Company's 1998 fiscal year. In comparison, the Company's shipments increased by 16.0 percent. The Company continues to have a strong share in the Class C market with shipments at 21.7 percent of the total market during the 1998 fiscal year compared to 20.5 percent in fiscal 1997. Management believes that the Company's long-term prospects remain bright as the Company continues to develop products to meet the increasing demands of the "baby boom" market segment. As of August 29, 1998, the Company's backlog of orders was approximately 1,700 orders compared to approximately 1,300 orders at August 30, 1997. The Company's 1999 products were extremely well received by its dealers at the Company's annual Dealer Days event. As a result of this reception, outstanding orders for the Company's 1999 products have hit an all-time high of approximately 2,500 orders on hand as of November 10, 1998, compared to approximately 1,400 orders on hand at that date last year.

Cost of manufactured products, as a percent of manufactured product revenues, was 86.2 percent for fiscal 1998, compared to 88.3 percent for fiscal 1997. The Company's increased volume of production and sales of motor homes resulted in the improved margins as well as lower discount allowances during fiscal 1998.

Selling and delivery expenses decreased by $5,934,000 to $21,197,000 comparing fiscal 1998 to fiscal 1997 and decreased as a percentage of net revenues to 4.0 percent from 6.2 percent. The decreases in dollars and percentage can be attributed primarily to significant decreases in promotional costs during fiscal 1998 when compared to fiscal 1997. Increased sales volume during fiscal 1998, also contributed to the decrease in percentage. Due to the closing and sale of WIE in fiscal 1997, this former subsidiary had no impact on the Company's results during fiscal 1998.

General and administrative expenses decreased by $327,000 to $19,986,000 comparing fiscal 1998 to fiscal 1997 and decreased as a percentage of net revenues to 3.8 percent from 4.6 percent. Increases in the Company's employee bonus programs and reserves for product liability costs during fiscal 1998 partially offset the WIE effect when comparing the two fiscal years. Increased sales volume, during fiscal 1998, contributed to the decrease in percentage.

For fiscal 1998, the Company had net financial income of $2,950,000 compared to net financial income of $1,844,000 during fiscal 1997. During fiscal 1998, the Company recorded $2,892,000 of net interest and dividend income and gains of $58,000 in foreign currency transactions. During fiscal 1997, the Company recorded $2,258,000 of net interest and dividend income, $137,000 of realized and unrealized gains in its trading securities portfolio, and losses of $551,000 in foreign currency transactions, relating to transactions by the Company with WIE and by WIE with dealers located in foreign countries other than Germany.

For fiscal 1998, the Company had income from continuing operations before taxes of $35,927,000 compared to $6,992,000 for fiscal 1997. The 1998 effective tax rate was 32.1 percent, consistent with management's expectations. During fiscal 1997, a tax loss from the closing and sale of WIE resulted in a tax credit of approximately $3,700,000. This tax credit reduced the Company's effective tax rate on continuing operations to 5.9 percent for fiscal 1997.

During fiscal 1997, the Company completed the sale of its 80 percent owned subsidiary, Cycle-Sat, Inc., for approximately $57,000,000 which resulted in an after-tax gain of $16,472,000 or $.64 per diluted share (See Note 2 to the Company's 1998 Consolidated Financial Statements).

For fiscal 1998, the Company had net income of $24,384,000, or $1.00 per diluted share, compared to fiscal 1997's net income of $23,048,000, or $.90 per diluted share.

FISCAL 1997 COMPARED TO FISCAL 1996

Net revenues for manufactured products were $436,712,000 for fiscal 1997, a decrease of $46,686,000, or 9.7 percent, from fiscal 1996. Motor home shipments (Class A and C) during fiscal 1997 were 7,558 units, a decrease of 1,192 units, or 13.6 percent, compared to fiscal 1996. Fiscal 1997 revenues for manufactured products were negatively impacted by the performance of the Company's Class A motor home products in the marketplace. The Company's Class A motor home product shipments decreased by 18.0 percent during fiscal 1997 when compared to fiscal 1996 whereas the RVIA factory shipment numbers for the comparable period showed an increase of 8.2 percent. The Company's 1997 Class A products were not as well received in the marketplace as had been expected. Therefore, the Company, recognizing its weakness in the Class A market, concentrated on intensive product development.

Cost of manufactured products, as a percent of manufactured product revenues, was 88.3 percent for fiscal 1997 compared to 86.3 percent for fiscal 1996. This increase can be attributed primarily to reduced sales volume in Class A motor homes and an increase in sales discounts offered during fiscal 1997.

Selling and delivery expenses increased by $1,841,000 to $27,131,000 comparing fiscal 1997 to fiscal 1996 and increased as a percentage of net revenues to 6.2 percent from 5.2 percent. The increases in dollars and percentage were due to increases in product promotional expenses.

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

For fiscal 1997, the Company had net financial income of $1,844,000, due to investment income from higher cash balances maintained by the Company, a result of the Cycle-Sat sale, compared to net financial income of $354,000 during fiscal 1996. During fiscal 1997, the Company recorded $2,258,000 of net interest and dividend income, $137,000 of realized and unrealized gains in its trading securities portfolio, and losses of $551,000 in foreign currency transactions, relating to transactions by the Company with WIE and by WIE with dealers located in foreign countries other than Germany. During fiscal 1996, the Company recorded $930,000 of net interest and dividend income, $350,000 of realized and unrealized losses in its trading securities portfolio, and losses of $226,000 in foreign currency transactions, relating to the Company's investment in European operations caused by the weakening of the U.S. dollar against European currencies.

For fiscal 1997, the Company had income from continuing operations before taxes of $6,992,000 compared to $21,063,000 for fiscal 1996. The tax loss from the closing and sale of the Company's European subsidiary, WIE, resulted in a tax credit of approximately $3,700,000. The tax credit reduced the effective tax rate on continuing operations to 5.9 percent for the year.

During fiscal 1997, the Company completed the sale of Cycle-Sat for approximately $57,000,000 which resulted in an after-tax gain of $16,472,000 or $.64 per diluted share (See Note 2 to the Company's 1998 Consolidated Financial Statements).

For fiscal 1997, the Company had net income of $23,048,000, or $.90 per diluted share, compared to fiscal 1996's net income of $12,385,000, or $.49 per diluted share.

ANALYSIS OF FINANCIAL CONDITION,
LIQUIDITY AND RESOURCES

The Company meets its working capital requirements, capital equipment requirements and cash requirements of subsidiaries with funds generated internally.

At August 29, 1998, working capital was $91,919,000, a decrease of $8,016,000 from the amount at August 30, 1997. Cash provided by operations was $61,962,000, $5,215,000 and $17,258,000 during fiscal years ended August 29, 1998, August 30, 1997 and August 31, 1996, respectively. Operating cash flows were considerably higher in fiscal 1998, due primarily to an increase in income from continuing operations for the fiscal year, reductions in the Company's receivable balances and increases in the Company's current payables. Cash flows used by investing activities was $7,795,000 and $14,950,000 in fiscal 1998 and fiscal 1996, respectively, compared to cash flows provided by investing activities of $46,678,000 during fiscal 1997. Cash flows used by investing activities primarily include investments in dealer receivables, long-term notes receivable and capital expenditures. Capital expenditures were $5,567,000 in fiscal 1998, $4,438,000 in fiscal 1997 and $10,463,000 in fiscal 1996. Cash provided by investing activities for fiscal 1997 was due primarily to the proceeds the Company received from the sale of the Cycle-Sat subsidiary. Net cash used by financing activities was $32,438,000 in fiscal 1998, $20,560,000 in fiscal 1997 and $10,019,000 in fiscal 1996. The increase in cash used by financing activities in fiscal 1998 related to continuing operations was due primarily to the repurchase of shares of the Company's Common Stock at a cost of $28,358,000. (See Consolidated Statements of Cash Flows.)

The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $53,859,000 at August 29, 1998 compared to $32,130,000 at August 30, 1997.

The Company also has available a line of credit for $30,000,000 (or 75 percent of eligible inventory, whatever is less) through a financing and security agreement with Nations Bank Specialty Lending Unit (formerly NationsCredit Corporation). The Company did not borrow under this line of credit during fiscal 1998 or fiscal 1997. (See Note 7 to the Company's 1998 Consolidated Financial Statements.)

Principal expected demands at August 29, 1998 on the Company's liquid assets for fiscal 1999 include approximately $8,500,000 of capital expenditures (primarily equipment replace-ments), approximately $8,000,000 (transactions completed in September, 1998) to repurchase outstanding shares of the Company's common stock, which completes the December 29, 1997 Board of Directors' authorization to repurchase up to $36,500,000 of the Company's common stock, and payments of cash dividends.

Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover both short-term and long-term operating requirements.

ACCOUNTING CHANGES

EARNINGS PER SHARE

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," was issued in February 1997 and was adopted by the Company in fiscal 1998. The adoption of SFAS No. 128 did not have a significant impact on the calculation of earnings per share. (See Note 17 to the Company's 1998 Consolidated Financial Statements.)

COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997 and must be adopted by the Company no later than fiscal 1999. The statement requires companies to disclose comprehensive income and its components in their financial statements.

SEGMENT DISCLOSURES

SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" was issued in June 1997 and must be adopted by the Company no later than fiscal 1999. The statement establishes standards which redefine how operating segments are determined and requires public companies to report financial and descriptive information about reportable operating segments.

PENSION AND OTHER POSTRETIREMENT BENEFITS DISCLOSURE

SFAS No. 132, "Employer's Disclosure About Pensions and Other Postretirement Benefits" was issued in February 1998 and must be adopted by the Company no later than fiscal 1999. The statement revises employer's disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

RECOGNITION OF DERIVATIVE INSTRUMENTS AND
HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and must be adopted by the Company no later than fiscal 2000. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value.

The Company has not completed the process of evaluating the effect of SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information," SFAS No. 132, "Employer's Disclosure About Pensions and Other Postretirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Since all these pronouncements except for SFAS No. 133, relate primarily to changes in disclosure requirements, the Company does not believe the new requirements will significantly affect its financial condition or operating results.

FORWARD LOOKING INFORMATION

Except for the historical information contained herein, certain of the matters discussed in this report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to demand from customers, effects of competition, the general state of the economy, interest rates, consumer confidence, changes in the product or customer mix or revenues and in the level of operating expenses and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors, actual results could differ materially.

IMPACT OF INFLATION

Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its products. The inability of the Company to successfully offset increases in manufacturing costs could have a material adverse effect on the Company's results of operations.


YEAR 2000 (Y2K) COMPLIANCE

INTRODUCTION
The term "year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers as the year 2000 is approached and reached. These problems generally arise from the fact that most computer hardware and software have historically used only two digits to identify the year in a date.

Y2K BACKGROUND
The Company's overall goal is to be Y2K ready. "Y2K ready" means that critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Y2K, or contingency plans are in place. The Company started its Y2K project in 1996.

Y2K PROJECT
The Company's Y2K project is divided into four major steps: 1) Strategy for compliance; 2) Inventory and assessment; 3) Remediation; and 4) System testing.

1. The Company decided to make the corrections for compliance by programming rather than through file conversion.
2. Using its chosen method of correction, management determined that approximately 25 percent of its current Information Systems Department's available time would be required to complete the Y2K project by mid-year 1998.
3. The Company's programs' corrections were completed in May 1998.
4. All programs were tested individually and are presently in the systems test mode. The testing is scheduled for completion by January 1999.

The Company's Plant Engineering and Maintenance Department was charged with the assessment and remediation of any Y2K problems in its plant production equipment and in any building infrastructure equipment. Each machine will be checked individually and steps taken at that time to update for Y2K compliance. The completion of this project is scheduled for July 1999.

The Company's Purchasing and Information Systems Departments have contacted all of the Company's major suppliers to determine their readiness for their compliance with the Y2K issue.

The Company is not aware of any date sensitive chips in the component parts of its products that could cause a problem with the units in the field when the date of January 1, 2000 is reached.

COSTS
The total cost associated with the modifications are not expected to exceed $300,000 of which approximately $250,000 has been expensed as of August 29, 1998. Any remaining costs incurred by the Company for the Y2K project will be absorbed in existing budgets.

RISKS
The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations. Due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of the Company's third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Y2K failures will have a material impact on the Company's operations. The Company's Y2K project is expected to significantly reduce its level of uncertainty about the Y2K problem and in particular, about the Y2K compliance and readiness of its material external agents. The Company believes that, with the completion of its Y2K project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

CONTINGENCY
At this time, the Company believes it has addressed all Y2K issues that may arise, therefore, no contingency plan has been developed. If during the Company's in-house testing or if information is received from an outside source that they would be unable to be Y2K compliant, the Company will then develop an appropriate contingency plan to address Y2K problems that may arise.

Readers are cautioned that forward-looking statements contained in the Y2K update should be read in conjunction with the Company's disclosures under the heading: "FORWARD-LOOKING INFORMATION."

CONSOLIDATED BALANCE SHEETS

                                                               AUGUST 29,     AUGUST 30,
(DOLLARS IN THOUSANDS)                                              1998           1997
----------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                     $   53,859     $   32,130

Receivables, less allowance for doubtful accounts
     ($1,582 and $1,429, respectively)                            22,025         31,322

Dealer financing receivables, less allowance for doubtful
     accounts ($78 and $155, respectively)                        12,782         13,336

Inventories                                                       55,433         53,584

Prepaid expenses                                                   3,516          5,872

Deferred income taxes                                              6,906          4,917

----------------------------------------------------------------------------------------
     Total current assets                                        154,521        141,161
----------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, at cost

Land                                                               1,158          1,167

Buildings                                                         38,779         42,455

Machinery and equipment                                           69,095         66,142

Transportation equipment                                           5,047          5,004
----------------------------------------------------------------------------------------

                                                                 114,079        114,768

     Less accumulated depreciation                                81,167         81,175
----------------------------------------------------------------------------------------

     Total property and equipment, net                            32,912         33,593
----------------------------------------------------------------------------------------

LONG-TERM NOTES RECEIVABLE, less allowances
     ($973 and $1,465, respectively)                               5,396          5,692
----------------------------------------------------------------------------------------

INVESTMENT IN LIFE INSURANCE                                      21,226         17,641
----------------------------------------------------------------------------------------

DEFERRED INCOME TAXES, NET                                        16,071         14,900
----------------------------------------------------------------------------------------

OTHER ASSETS                                                         486            488
----------------------------------------------------------------------------------------

TOTAL ASSETS                                                  $  230,612     $  213,475
----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                         AUGUST 29,       AUGUST 30,
(DOLLARS IN THOUSANDS)                                        1998             1997
-------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES


Current maturities of long-term debt                  $         --      $        695

Accounts payable, trade                                     24,461            20,471

Income taxes payable                                        12,623                --

Accrued expenses:
     Insurance                                               3,566             2,687

     Product warranties                                      5,260             3,329

     Vacation liability                                      3,343             3,012

     Promotional                                             2,236             2,508

     Other                                                  11,113             8,524

-------------------------------------------------------------------------------------
     Total current liabilities                              62,602            41,226
-------------------------------------------------------------------------------------

POSTRETIREMENT HEALTH CARE AND DEFERRED
COMPENSATION BENEFITS                                       51,487            48,367
-------------------------------------------------------------------------------------

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Capital stock common, par value $.50; authorized
60,000,000 shares, outstanding 25,865,000 and
25,854,000 shares, respectively                             12,932            12,927

Additional paid-in capital                                  22,507            23,109

Reinvested earnings                                        111,665            92,179
-------------------------------------------------------------------------------------

                                                           147,104           128,215

Less treasury stock, at cost                                30,581             4,333
-------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                 116,523           123,882
-------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $    230,612      $    213,475
-------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                  YEAR ENDED
                                                                  AUGUST 29,      AUGUST 30,       AUGUST 31,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                        1998            1997             1996
-------------------------------------------------------------------------------------------------------------
Continuing operations
     Revenues
         Manufactured products                                   $   523,018     $   436,712     $   483,398
         Dealer financing                                              2,076           1,420           1,406
-------------------------------------------------------------------------------------------------------------
              Total net revenues                                     525,094         438,132         484,804
-------------------------------------------------------------------------------------------------------------


     Costs and expenses
         Cost of manufactured products                               450,934         385,540         417,231
         Selling and delivery                                         21,197          27,131          25,290
         General and administrative                                   19,986          20,313          21,574
-------------------------------------------------------------------------------------------------------------
              Total costs and expenses                               492,117         432,984         464,095
-------------------------------------------------------------------------------------------------------------
              Operating income                                        32,977           5,148          20,709

     Financial income                                                  2,950           1,844             354
-------------------------------------------------------------------------------------------------------------

     Income from continuing operations before income taxes            35,927           6,992          21,063

     Provision for taxes                                              11,543             416           6,639
-------------------------------------------------------------------------------------------------------------

     Income from continuing operations                                24,384           6,576          14,424

Discontinued operations

     Income from operations of discontinued Cycle-Sat
         subsidiary (net of applicable income tax
         provision of $261)                                               --              --             593
     Gain on sale of Cycle-Sat subsidiary
         (net of applicable income tax provision of $13,339)              --          16,472              --
     Loss from the disposal of discontinued operations
         (net of applicable income tax credit of $1,157)                  --              --          (2,632)

-------------------------------------------------------------------------------------------------------------
Net income                                                       $    24,384     $    23,048     $    12,385
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
     Continuing operations:
         Basic                                                   $      1.01     $       .26     $       .57
         Diluted                                                        1.00             .26             .57
     Discontinued operations:
         Basic                                                            --             .65            (.08)
         Diluted                                                          --             .64            (.08)
     Net earnings per share:
-------------------------------------------------------------------------------------------------------------
         Basic                                                   $      1.01     $       .91     $       .49
         Diluted                                                        1.00             .90             .49
-------------------------------------------------------------------------------------------------------------

     Weighted average common shares outstanding
       (in thousands):
         Basic                                                        24,106          25,435          25,349
         Diluted                                                      24,314          25,550          25,524

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       YEAR ENDED
                                                                       AUGUST 29,       AUGUST 30,       AUGUST 31,
(DOLLARS IN THOUSANDS)                                                    1998             1997             1996
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                       $    24,384      $    23,048      $    12,385

Adjustments to reconcile net income to net cash
     from operating activities:
     Depreciation and amortization                                          5,582            6,468            9,700
     (Gain) loss on disposal of property, leases and other assets             (45)             577              503
     Provision (credit) for doubtful receivables                              692            1,238             (637)
     Pre-tax gain on sale of Cycle-Sat subsidiary                              --          (29,811)              --
     Realized and unrealized (gains) and losses on trading
         securities, net                                                       --             (137)             350
     Purchases of trading securities                                           --               --          (10,789)
     Proceeds from sale of trading securities                                  --            4,453            8,267
     Provision for loss on disposal of electronic component
         assembly segment                                                      --           (4,074)           4,074
     Other                                                                    400               --               --

Change in assets and liabilities:
     Decrease (increase) in receivables and other assets                   10,585           (4,027)           1,462
     (Increase) decrease in inventories                                    (1,849)           9,519          (10,023)
     Increase (decrease) in accounts payable and
         accrued expenses                                                   9,448           (2,349)             459
     Increase in income taxes payable                                      12,623               --               --
     (Decrease) increase in deferred income taxes                          (3,160)           1,074             (560)
     Increase in postretirement benefits                                    3,302            1,430            1,845
     Other                                                                     --           (2,194)             222

--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  61,962            5,215           17,258
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchases of property and equipment                                   (5,567)          (4,438)         (10,463)
     Proceeds from sale of property and equipment                             313            4,498              591
     Investments in dealer receivables                                    (54,268)         (38,228)         (41,003)
     Collections of dealer receivables                                     54,828           36,543           38,915
     Investments in long-term notes receivable and other assets            (5,708)          (4,131)          (3,883)
     Proceeds from long-term notes receivable and other assets              2,607            2,889              893
     Proceeds from sale of Cycle-Sat subsidiary                                --           57,000               --
     Payments to minority shareholder from sale of Cycle-Sat                   --           (7,160)              --
     Other                                                                     --             (295)              --

--------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                           (7,795)          46,678          (14,950)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities and capital transactions:
     Payments for purchase of common stock                                (28,358)              --               --
     Payment of long-term debt of discontinued operations                    (695)         (13,220)              --
     Net proceeds from notes payable                                           --               --              215
     Payments of cash dividends                                            (4,898)          (5,090)          (7,604)
     Payments of long-term debt and capital leases                             --           (2,863)          (4,596)
     Proceeds from issuance of long-term debt                                  --               --            1,884
     Proceeds from issuance of common and treasury stock                    1,513              613               82

--------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities and capital transactions            (32,438)         (20,560)         (10,019)
--------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                       21,729           31,333           (7,711)

Cash and cash equivalents at beginning of year                             32,130              797            8,508

--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    53,859      $    32,130      $       797
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

                                                     COMMON SHARES        ADDITIONAL                          TREASURY STOCK
(AMOUNTS IN THOUSANDS                                -------------          PAID-IN       REINVESTED          --------------
EXCEPT PER SHARE DATA)                             NUMBER     AMOUNT        CAPITAL        EARNINGS         NUMBER       AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995                          25,829    $   12,915    $   23,658     $   69,440            488     $    5,565
     Proceeds from the sale of common
         stock to employees                           11             5            65             --             (1)           (12)
     Cash dividends on common stock -
         $.30 per share                               --            --            --         (7,604)            --             --
     Net income                                       --            --            --         12,385             --             --
----------------------------------------------------------------------------------------------------------------------------------

Balance, August 31, 1996                          25,840        12,920        23,723         74,221            487          5,553
     Proceeds from the sale of common
         stock to employees                           14             7          (614)            --           (107)        (1,220)
     Cash dividends on common stock -
         $.20 per share                               --            --            --         (5,090)            --             --
     Net income                                       --            --            --         23,048             --             --
----------------------------------------------------------------------------------------------------------------------------------

Balance, August 30, 1997                          25,854        12,927        23,109         92,179            380          4,333
     Proceeds from the sale of common
         stock to employees                           11             5          (602)            --           (225)        (2,110)
     Payments for purchase of common stock            --            --            --             --          2,897         28,358
     Cash dividends on common stock -
         $.20 per share                               --            --            --         (4,898)            --             --
     Net income                                       --            --            --         24,384             --             --
----------------------------------------------------------------------------------------------------------------------------------

Balance, August 29, 1998                          25,865    $   12,932    $   22,507     $  111,665          3,052     $   30,581
----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

In fiscal 1998, the Company's operations were conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Vectra, Rialta, and Luxor dealers. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competitions' units of comparable size and quality.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

For all fiscal years presented, except fiscal 1998, the Consolidated Financial Statements reflect the Company's Cycle-Sat and electronic component assembly segments as discontinued operations.

STATEMENTS OF CASH FLOWS. For purposes of these statements, cash equivalents primarily consisted of commercial paper, tax exempt money market preferreds and variable rate auction preferred stock with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53 week fiscal year period. The financial statements for fiscal 1998 and 1997 are based on a 52-week period, fiscal 1996 is on a 53-week basis.

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

Management periodically reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing the review for recoverability, management estimates the nondiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The Company incurred an impairment charge of $400,000 to write down one of its buildings to estimated net realizable value during fiscal 1998 as a result of this review.

PROVISION FOR WARRANTY CLAIMS. Estimated warranty costs are provided at the time of sale of the warranted products. Estimates of future warranty costs are based on prior experience and known current events.

INCOME TAXES. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

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

RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products, to meet new applications. During fiscal 1998, 1997 and 1996, the Company spent approximately $1,128,000, $1,695,000 and $801,000, respectively, on research and development activities.

EARNINGS PER COMMON SHARE. Basic earnings per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted earnings per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options (See Note 17).

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS. All financial instruments are carried at amounts believed to approximate fair value.

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

NOTE 2: DISCONTINUED OPERATIONS - SALE OF CYCLE-SAT SUBSIDIARY

The Company owned an 80% interest in Cycle-Sat, Inc. (Cycle-Sat), a telecommunications service firm that was a leading distributor of television and radio commercials using satellite, fiber-optic and digital technologies. On August 5, 1996 (the measurement date), the Company adopted a formal plan to sell Cycle-Sat. Revenues applicable to Cycle-Sat for fiscal years 1997 and 1996 were $7,073,000 and $30,235,000, respectively. Accordingly, Cycle-Sat is accounted for as a discontinued operation in the accompanying consolidated financial statements. On November 19, 1996, the Company sold all of the assets of Cycle-Sat to Vyvx, Inc., a subsidiary of The Williams Companies, Inc., Tulsa, Oklahoma for approximately $57 million. The transaction resulted in an after-tax gain of $16.5 million or $.64 per diluted share.

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

NOTE 4: DEALER FINANCING RECEIVABLES

Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 29, 1998, the Company had certain concentration of credit risks whereby $12,408,000 of dealer financing receivables were due from one dealer.

NOTE 5: INVENTORIES

Inventories consist of the following:

                               AUGUST 29,            AUGUST 30,
(DOLLARS IN THOUSANDS)            1998                 1997
--------------------------------------------------------------
Finished goods                 $ 24,147              $ 27,577
Work-in-process                  15,328                13,842
Raw materials                    33,384                29,907
--------------------------------------------------------------
                                 72,859                71,326
LIFO reserve                     17,426                17,742
--------------------------------------------------------------
                               $ 55,433              $ 53,584

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 6: LONG-TERM NOTES RECEIVABLE

Long-term notes receivable of $5,396,000 and $5,692,000 at August 29, 1998 and August 30, 1997, respectively, are primarily collateralized by dealer inventories and real estate. The notes had weighted average interest rates of
8.2 percent per annum and 8.7 percent per annum at August 29, 1998 and August 30, 1997, respectively, and have various maturity dates ranging through January 2004.

NOTE 7: NOTES PAYABLE

Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                                 AVAILABLE CREDIT LINES                    OUTSTANDING                     INTEREST RATE
                              ------------------------------------------------------------------------------------------------
                               AUGUST 29,       AUGUST 30,          AUGUST 29,     AUGUST 30,         AUGUST 29,    AUGUST 30,
(DOLLARS IN THOUSANDS)            1998             1997                1998           1997               1998          1997
------------------------------------------------------------------------------------------------------------------------------
Notes payable:
     Continuing operations    $     30,000     $     30,000            $---           $---               9.0%          9.0%


                                         MAXIMUM                             AVERAGE                   WEIGHTED AVERAGE INTEREST
                                       OUTSTANDING                         OUTSTANDING                     RATE DURING YEAR*
                              ---------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)            1998    1997     1996              1998     1997    1996              1998      1997       1996
---------------------------------------------------------------------------------------------------------------------------------
Notes payable:
     Discontinued operations      $---    $---   $4,500              $---     $---  $4,274               ---       ---        7.4%


*Based on the approximate average aggregate amount outstanding during the year and the interest rate.

Since March 1992, the Company has had a financing and security agreement with Nations Bank Specialty Lending Unit (formerly NationsCredit Corporation). Terms of the agreement limit borrowings to the lesser of $30,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles and motor home chassis and related components). Borrowings are secured by the Company's receivables and inventory. Borrowings under the agreement bear interest at the prime rate, as defined in the agreement, plus 50 basis points. The line of credit is available and continues for successive one-year periods unless either party provides at least 90 days' notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement also contains certain restrictive covenants, including maintenance of minimum net worth, working capital and current ratio. As of August 29, 1998, the Company was in compliance with these covenants. There were no outstanding borrowings under the line of credit during fiscal 1997 or fiscal 1998.

NOTE 8: LONG-TERM DEBT

At August 29, 1998, the Company had no outstanding long-term debt. Long-term debt outstanding at August 30, 1997 was $695,000 with an interest rate of 7.5 percent per annum.

During fiscal year 1993, the Company and Winnebago Industries Europe, GmbH
(WIE), a wholly owned subsidiary of the Company, entered into a financing arrangement with Volksbank Saarbrucken-St. Ingebert eG to finance the acquisition and renovation of a new facility in Kirkel, Saarland, Germany. The financing arrangement included four loans with interest rates ranging from 5.5 percent to 8.75 percent per annum. As of August 30, 1997, only one of the loans was outstanding which had an interest rate of 7.5 percent per annum. Borrowings under this agreement at August 30, 1997 were $695,000. The loan was guaranteed by the Company and was secured by real estate and improvements to the new facility. The Company sold the facility in August 1997. During fiscal 1998, the Company paid all amounts outstanding under this agreement.

NOTE 9: EMPLOYEE RETIREMENT PLANS

The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash for fiscal years 1998, 1997 and 1996 were $1,985,000, $1,933,000 and $2,099,000, respectively.

The Company also has a non-qualified deferred compensation program which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is fixed based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,487,000, $1,558,000, and $1,556,000 in fiscal 1998,
1997 and 1996, respectively. Total deferred compensation liabilities were $22,024,000 and $21,164,000 at August 29, 1998 and August 30, 1997,
respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $9,254,000 and $10,335,000 at August 29, 1998 and August 30, 1997, respectively) are presented as assets of the Company in the accompanying balance sheets.

The Company has adopted a Directors' Deferred Compensation Plan which permits non-employee directors to receive their fees and r etainers as members of the Board of Directors and committees of the Board in a form other than as direct payments.

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

Accumulated postretirement benefit obligation at August
29, 1998 and August 30, 1997.


(DOLLARS IN                     AUGUST 29,       AUGUST 30,
THOUSANDS)                         1998             1997
----------------------------------------------------------
Retirees                        $  4,088          $  2,239
Fully eligible active plan
     participants                  5,723             3,578
Other active plan
     participants                 22,118            13,738
----------------------------------------------------------
                                  31,929            19,555

Unrecognized prior
     service cost                    460               509
Unrecognized net
     (loss) gain                 (2,926)             7,139
----------------------------------------------------------
Accrued postretirement
     benefit liability
     recognized in financial
     statements                 $ 29,463          $ 27,203
----------------------------------------------------------

Net postretirement benefit expense for the fiscal years ended August 29, 1998, August 30, 1997, and August 31, 1996 consisted of the following components:

(DOLLARS IN            AUG. 29,       AUG. 30,        AUG. 31,
THOUSANDS)               1998          1997            1996
-------------------------------------------------------------
Service cost-benefits
   earned during
   the year            $1,225         $  876          $  947
Interest cost on
   accumulated
   postretirement
   obligation           1,535          1,153           1,133
Net amortization
   and deferral         (183)          (490)           (416)
-------------------------------------------------------------

                       $2,577         $1,539          $1,664
-------------------------------------------------------------

The average assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations as of August 29, 1998 was 8.9 percent, decreasing each successive year until it reaches 4.5 percent in 2016 after which it remains constant.

A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of August 29, 1998 by approximately $8,455,000. The effect of this change on the net postretirement health care cost for fiscal 1998 would be to increase it by approximately $784,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.0 percent at August 29, 1998 and 7.0 percent at August 30, 1997. During fiscal 1996, the Company revised certain provisions of its postretirement health care plan to offer different medical plan options and revised the monthly contribution rate for retirees. The impact of these revisions resulted in a decrease in the accumulated postretirement benefit obligation of approximately $5,695,000 and a decrease in the previously estimated net postretirement benefit expense for fiscal year 1996 of approximately $1,249,000. The unrecognized net gain as of August 31, 1996 is being amortized over the average remaining service period of active plan participants, estimated to be 18 years. The unrecognized prior service cost is being amortized over the average remaining years to full eligibility for benefits of active plan participants, estimated to be 12 years.

NOTE 10: CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased unit. The Company's contingent liability on all repurchase agreements was approximately $132,540,000 and

$115,637,000 at August 29, 1998 and August 30, 1997, respectively. The Company's losses under repurchase agreements were approximately $153,000, $344,000 and $221,000 during fiscal years 1998, 1997 and 1996, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with NationsCredit and Green Tree Financial. Contingent liabilities under these recourse agreements were $18,623,000 and $24,868,000 at August 29, 1998 and August 30, 1997, respectively. The Company incurred no actual losses under these recourse agreements during fiscal years 1998 and 1997 and approximately $85,000 during fiscal year 1996.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past three fiscal years was at $2,500,000 per occurrence and ranged from $6,000,000 (fiscal 1998) to $8,500,000 in aggregate per policy year. Liabilities in excess of these amounts are the responsibility of the insurer.

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

NOTE 11: INCOME TAXES

The components of the provision for income taxes are as follows:

                                        YEAR ENDED
(DOLLARS IN             AUG. 29,          AUG. 30,     AUG. 31,
THOUSANDS)                1998              1997         1996
---------------------------------------------------------------
Continuing
   operations
Current                $ 14,703          $  1,288     $  5,707
Deferred                 (3,160)             (872)         932
---------------------------------------------------------------
                         11,543               416        6,639
---------------------------------------------------------------
Discontinued
   operations
Current                     ---            11,393          596
Deferred                    ---             1,946       (1,492)
---------------------------------------------------------------
                            ---            13,339        (896)
---------------------------------------------------------------
Total provision        $ 11,543          $ 13,755     $  5,743
---------------------------------------------------------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                                    YEAR ENDED
                                            AUGUST 29, 1998      AUGUST 30, 1997     AUGUST 31, 1996
----------------------------------------------------------------------------------------------------
U.S. federal statutory rate                     35.0%                 35.0%                35.0%
Cash surrender value                            (1.2)                 (0.9)                (2.0)
Life insurance premiums                          0.2                   0.3                  1.9
Tax credits                                     (1.0)                 (1.1)                (2.2)
Net loss (income) of WIE not
     included in consolidated return             ---                   7.3                 (1.4)
Loss on sale of WIE                              ---                  (9.9)                 ---
State taxes, net of federal benefit              0.1                   1.0                  ---
Foreign sales corporation
     commissions                                (0.5)                  0.7                  ---
Other                                           (0.5)                  5.0                  0.4
----------------------------------------------------------------------------------------------------

Total                                           32.1%                 37.4%                31.7%
----------------------------------------------------------------------------------------------------
Whereof:
     Continuing operations                      32.1%                  5.9%                31.5%
     Discontinued operations                     ---                  44.7%               (30.5)%
----------------------------------------------------------------------------------------------------


The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                                      AUGUST 29, 1998                 AUGUST 30, 1997
(DOLLARS IN THOUSANDS)                     ASSETS       LIABILITIES        TOTAL           TOTAL
----------------------------------------------------------------------------------------------------
CURRENT
Accrued vacation                          $  1,199       $     --        $  1,199        $  1,054
Legal reserves                                 740             --             740             318
Warranty reserves                            1,841             --           1,841           1,140
Bad debt reserves                              859             --             859             718
Self-insurance reserve                       1,248             --           1,248             941
Miscellaneous reserves                       1,357           (338)          1,019             746
----------------------------------------------------------------------------------------------------

Subtotal                                     7,244           (338)          6,906           4,917
----------------------------------------------------------------------------------------------------

NONCURRENT
Postretirement health care benefits         10,312             --          10,312           9,521
Deferred compensation                        8,247             --           8,247           7,857
Accelerated depreciation                        --         (2,488)         (2,488)         (2,478)
----------------------------------------------------------------------------------------------------

Subtotal                                    18,559         (2,488)         16,071          14,900
----------------------------------------------------------------------------------------------------

Total                                     $ 25,803       $ (2,826)       $ 22,977        $ 19,817
----------------------------------------------------------------------------------------------------

In the fourth quarter of fiscal 1997, the Company recognized a tax benefit of approximately $3,700,000 due to the sale and closing of WIE.

NOTE 12: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                             YEAR ENDED
(DOLLARS IN THOUSANDS)                   AUGUST 29, 1998   AUGUST 30, 1997   AUGUST 31, 1996
--------------------------------------------------------------------------------------------
Interest income from investments
     and receivables                         $ 2,454           $ 2,534           $ 1,546
Dividend income                                  863               398               141
Interest expense                                (425)             (674)             (757)
Net realized (losses) gains on sale
     of trading securities                        --              (995)              218
Net unrealized gains (losses)
     on trading securities                        --             1,132              (568)
Gains (losses) on foreign
     currency transactions                        58              (551)             (226)
--------------------------------------------------------------------------------------------
                                             $ 2,950           $ 1,844           $   354
--------------------------------------------------------------------------------------------

NOTE 13: DIVIDEND DECLARED

On October 15, 1998, the Board of Directors declared a cash dividend of $.10 per common share payable January 11, 1999, to shareholders of record on December 11, 1998.

NOTE 14: STOCK OPTION PLANS

The Company's 1987 stock option plan allowed the granting of non-qualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plan expired in fiscal 1997; however, exercisable options representing 347,907 shares remain outstanding at August 29, 1998.

The Company's 1997 stock option plan provides additional incentives to those officers, employees, directors, advisors and consultants of the Company whose substantial contributions are essential to the continued growth and success of the Company's business. A total of 2,000,000 shares of the Company's common stock may be issued or transferred or used as the basis of stock appreciation rights under the 1997 stock option plan. The plan allows the granting of non-qualified and incentive stock options as well as stock appreciation rights. The plan will be administered by the Company's Board of Directors or by a committee appointed by the Board. The option prices for these shares shall not be less than 85 percent of the fair market value of a share at the time of option granting for non-qualified stock options or less than 100 percent for incentive stock options. The term of each option expires and all rights to purchase shares thereunder cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the Committee. Options granted under this plan become exercisable six months after the date the option is granted.

A summary of stock option activity for fiscal years 1998, 1997 and 1996 is as follows:

                                          1998                              1997                              1996
                                                     WTD.                               WTD.                                WTD.
                                          PRICE      AVG.                   PRICE       AVG.                  PRICE         AVG.
                                           PER     EXERCISE                  PER      EXERCISE                 PER        EXERCISE
                             SHARES      SHARES    PRICE/SH      SHARES    SHARES     PRICE/SH     SHARES     SHARES      PRICE/SH
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
   of year                   649,500   $4 - $10      $6.53       746,000  $4 - $12      $6.56      764,000   $4 - $12       $6.02
Options granted              231,000          9       8.56       242,000     7 - 8       7.68          ---        ---         ---
Options exercised          (218,472)     4 - 10       6.22     (107,000)     4 - 6       4.87      (1,000)          6        5.69
Options canceled            (11,333)          8       7.75     (231,500)    8 - 12      10.40     (17,000)     9 - 12       10.03
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end
   of year                   650,695    $4 - $9      $7.34       649,500  $4 - $10      $6.53      746,000   $4 - $12       $6.56
----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end
   of year                   444,352    $4 - $9      $6.87       422,500  $4 - $10      $5.92      698,400   $4 - $12       $6.99
----------------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at August 29, 1998:

          RANGE OF               NUMBER           WEIGHTED AVERAGE         WEIGHTED               NUMBER               WEIGHTED
          EXERCISE           OUTSTANDING AT           REMAINING             AVERAGE           EXERCISABLE AT            AVERAGE
            PRICE            AUGUST 29, 1998      CONTRACTUAL LIFE      EXERCISE PRICE        AUGUST 29, 1998       EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------------
        $4.31 - $5.69           182,500                   2               $ 5.03                  182,500              $ 5.03
         7.19 -  7.75           188,861                   8                 7.67                  135,407                7.64
         8.56 -  9.00           279,334                   8                 8.62                  126,445                8.70
----------------------------------------------------------------------------------------------------------------------------------
                                650,695                   7               $ 7.34                  444,352              $ 6.87

In 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation." The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 1998 and 1997 income and earnings per share would have been changed to the pro forma amounts indicated below:


(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                 1998              1997
---------------------------------------------------------------
Net earnings
     As reported                    $ 24,384           $ 23,048
     Pro forma                        24,055             22,884
Earnings per share (basic)
     As reported                    $   1.01           $    .91
     Pro forma                          1.00                .90
Earnings per share (diluted)
     As reported                    $   1.00           $    .90
     Pro forma                           .99                .90


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                             1998              1997
---------------------------------------------------------------------
Dividend yield                               2.28%              3.19%
Risk-free interest rate                      4.59%              6.64%
Expected life                              7 years            7 years
Expected volatility                         32.29%             29.27%
Estimated fair value of options
granted per share                           $2.86      $2.40 - $2.58
There were no options granted during fiscal 1996.

NOTE 15: SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

                                                        YEAR ENDED
(DOLLARS IN THOUSANDS)          AUGUST 29, 1998        AUGUST 30, 1997        AUGUST 31, 1996
----------------------------------------------------------------------------------------------
Interest                           $         465          $       656            $       2,000
Income taxes                              10,599               16,426                    5,085


NOTE 16: BUSINESS SEGMENT INFORMATION

The Company defines its operations into two business segments: Recreation Vehicles and Other Manufactured Products, which includes all data relative to the manufacturing and selling of its recreational and other manufactured products; and Dealer Financing, which relates to the WAC subsidiary operation. Identifiable assets are those assets used in the operations of each industry segment. General Corporate assets consist of cash and cash equivalents, marketable securities, deferred income taxes and other corporate assets. General Corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

For the years ended August 29, 1998, August 30, 1997 and August 31, 1996, the Company's segment information is as follows:

                                  RECREATION
                              VEHICLES AND OTHER
                                 MANUFACTURED      DEALER         CENERAL
(DOLLARS IN THOUSANDS)             PRODUCTS       FINANCING      CORPORATE        TOTAL
-------------------------------------------------------------------------------------------
1998
Net revenues                      $  523,018     $    2,076     $       --      $  525,094
Operating income (loss)               32,466          1,845         (1,334)         32,977
Identifiable assets                  133,835         15,441         81,336         230,612
Depreciation and amortization          5,323              5            254           5,582
Capital expenditures                   5,545             19              3           5,567

1997
Net revenues from continuing
     operations                   $  436,712     $    1,420     $       --      $  438,132
Operating income (loss) from
continuing operations                  6,976            736         (2,564)          5,148
Identifiable assets                  136,810         16,912         59,753         213,475
Depreciation and amortization          5,797              9            662           6,468
Capital expenditures                   3,982             35            421           4,438


Summary information for WIE is as follows: Net revenues - $9,655, operating loss
- $(6,376). The Company sold WIE during August, 1997. As a result of the sale, the Company recorded a capital loss for tax purposes resulting in a tax credit of approximately $3,700,000 due to this loss. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

1996
Net revenues from continuing
     operations                   $  483,398     $    1,406     $       --      $  484,804
Operating income (loss) from
     continuing operations            23,169          1,518         (3,978)         20,709
Identifiable assets                  154,238         15,250         51,108         220,596
Depreciation and amortization          5,790              7          3,903           9,700
Capital expenditures                   6,754             --          3,709          10,463

Summary information from WIE is as follows: Net revenues - $13,773. Operating loss - $(238). Identifiable assets - $10,388. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

NOTE 17: EARNINGS PER SHARE

Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" The following table reflects the calculation of basic and diluted earnings per share for the past three fiscal years.


(IN THOUSANDS. EXCEPT PER SHARE DATA)                AUGUST 29, 1998     AUGUST 30, 1997     AUGUST 31, 1996
------------------------------------------------------------------------------------------------------------
Earnings per share - basic
     Income from continuous operations                $     24,384        $      6,576        $     14,424
     Income (loss) from discontinued
         operations                                             --              16,472              (2,039)
-----------------------------------------------------------------------------------------------------------
     Net income                                       $     24,384        $     23,048        $     12,385
-----------------------------------------------------------------------------------------------------------
     Weighted average shares outstanding                    24,106              25,435              25,349
-----------------------------------------------------------------------------------------------------------
     Income per share from
         continuing operations - basic                $       1.01        $        .26        $        .57
     Income (loss) per share from
         discontinued operations - basic                        --                 .65                (.08)
-----------------------------------------------------------------------------------------------------------
     Net income per share                             $       1.01        $        .91        $        .49
-----------------------------------------------------------------------------------------------------------

Earnings per share - assuming dilution
     Income from continuous operations                $     24,384        $      6,576        $     14,424
     Income (loss) from discontinued
         operations                                             --              16,472              (2,039)
-----------------------------------------------------------------------------------------------------------
     Net income                                       $     24,384        $     23,048        $     12,385
-----------------------------------------------------------------------------------------------------------
     Weighted average shares outstanding                    24,106              25,435              25,349
     Dilutive impact of options outstanding                    208                 115                 175
-----------------------------------------------------------------------------------------------------------
     Weighted average shares and potential
         dilutive shares outstanding                        24,314              25,550              25,524
-----------------------------------------------------------------------------------------------------------
     Income per share from continuing
         operations - assuming dilution               $       1.00        $        .26        $        .57
     Income (loss) per share from discontinued
         operations - assuming dilution                         --                 .64                (.08)
-----------------------------------------------------------------------------------------------------------
     Net income per share - assuming dilution         $       1.00        $        .90        $        .49
-----------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa


We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 29, 1998 and August 30, 1997 and the related consolidated statements of earnings, cash flows and changes in stockholders' equity for each of the three years in the period ended August 29, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries as of August 29, 1998 and August 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 29, 1998 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota

October 21, 1998

NET REVENUES BY MAJOR PRODUCT CLASS (UNAUDITED)

                                                                      FISCAL YEAR ENDED (1)
                                            AUGUST 29,      AUGUST 30,       AUGUST 31,       AUGUST 26,      AUGUST 27,
(DOLLARS IN THOUSANDS)                         1998            1997             1996             1995           1994
----------------------------------------------------------------------------------------------------------------------
Motor homes (Class A & C)                    $468,004        $381,191         $432,212          $402,435      $385,319
                                                 89.1%           87.0%            89.2%             87.5%         88.9%
Other recreation vehicle revenues (2)          18,014          19,771           17,166            19,513        21,903
                                                  3.5%            4.5%             3.5%              4.2%          5.1%
Other manufactured products revenues (3)       37,000          35,750           34,020            36,961        25,184
                                                  7.0%            8.2%             7.0%              8.0%          5.8%
----------------------------------------------------------------------------------------------------------------------
     Total manufactured products revenues     523,018         436,712          483,398           458,909       432,406
                                                 99.6%           99.7%            99.7%             99.7%         99.8%
Finance revenues (4)                            2,076           1,420            1,406             1,220           831
                                                   .4%             .3%              .3%               .3%           .2%
----------------------------------------------------------------------------------------------------------------------
Total net revenues                           $525,094        $438,132         $484,804          $460,129      $433,237
                                                100.0%          100.0%           100.0%            100.0%        100.0%

(1) The fiscal year ended August 31, 1996 contained 53 weeks; all other fiscal years in the table contained 52 weeks. All years prior to fiscal 1998 are appropriately restated to exclude the Company's discontinued Cycle-Sat subsidiary's revenues from satellite courier and tape duplication services.
(2) Primarily EuroVan Campers, recreation vehicle related parts and recreation vehicle service revenue.
(3) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.
(4)  WAC revenues from dealer financing.


INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                       QUARTER ENDED
                                            NOVEMBER 29,      FEBRUARY 28,        MAY 30,       AUGUST 29,
FISCAL 1998                                    1997               1998             1998            1998
----------------------------------------------------------------------------------------------------------
Net revenues                                 $125,896           $118,709         $150,515        $129,974
Gross profit                                   18,423             14,355           20,905          20,477
Operating income                                7,428              5,719           10,231           9,599
Net income                                      5,338              4,350            7,334           7,362
Net income per share (basic)                      .21                .18              .31             .32
Net income per share (diluted)                    .21                .18              .31             .32


The Company recorded an inventory write-up of approximately $1,962,000 during the fourth quarter of fiscal 1998 as a result of completing a physical count of work-in-process inventories. It was not possible to identify the adjustment to any specific period. The Company also recorded a reduction in its LIFO reserve due to favorable prices of inventory purchased during the fourth quarter of fiscal 1998 of approximately $1,516,000.

                                                                   QUARTER ENDED
                                           NOVEMBER 30,       MARCH 1,         MAY 31,       AUGUST 30,
FISCAL 1997                                    1996             1997            1997            1997
--------------------------------------------------------------------------------------------------------
Net revenues from continuing operations      $113,892         $105,702         $117,226        $101,312
Gross profit                                   15,079           10,199           16,180          11,134
Operating income (loss) from continuing
   operations                                   3,856          (3,330)            5,514           (892)
Income (loss) from continuing operations        2,706          (3,674)            3,720           3,824
Net income (loss)                              19,178          (3,674)            3,720           3,824
Income (loss) per common share (basic):
     Continuing operations                        .11            (.15)              .15             .15
     Discontinued operations                      .65              ---              ---             ---
     Net income (loss)                            .76            (.15)              .15             .15
Income (loss) per common share (diluted):
     Continuing operations                        .11            (.15)              .15             .15
     Discontinued operations                      .64              ---              ---             ---
     Net income (loss)                            .75            (.15)              .15             .15


The Company recorded a net gain on the sale of the Cycle-Sat subsidiary of $16,472,000 during the first quarter of fiscal 1997. The Company recorded a tax credit of approximately $3,700,000 during the fourth quarter of fiscal 1997 due to the closing and sale of Winnebago Industries Europe GmbH.

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

Public Relations Department
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436-0152
Telephone:  (515) 582-3535
Fax:  (515) 582-6966
E-Mail:  pr@winnebagoind.com

This annual report as well as corporate news releases may also be viewed online in the financial section of Winnebago Industries' website:
http://www.winnebagoind.com


SHAREHOLDER ACCOUNT ASSISTANCE
Registration and Transfer Agent to contact for address changes, account certificates and stock holdings:

Norwest Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
            OR
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone:  (800) 468-9716 or (612) 450-4064


ANNUAL MEETING
The Annual Meeting of shareholders will be held on Wednesday, January 20, 1999, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.


AUDITOR
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844


COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticket symbol:  WGO
Shareholders of record as of November 10, 1998:  10,855
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1998 and fiscal 1997.

FISCAL 1998                HIGH           LOW          CLOSE           FISCAL 1997      HIGH         LOW          CLOSE
------------------------------------------------------------------------------------------------------------------------
First Quarter            $  8.50        $ 6.81      $  7.6875        First Quarter   $  8.50      $  7.00       $  7.50
Second Quarter             12.00          7.375       12.00          Second Quarter     7.875        6.875         7.125
Third Quarter              13.25         10.50        11.1875        Third Quarter      7.375        6.25          6.875
Fourth Quarter             15.1875       10.75        11.125         Fourth Quarter     9.625        6.625         8.375



CASH DIVIDENDS PER SHARE

FISCAL 1998                      FISCAL 1997
--------------------------------------------------------------------------------
AMOUNT          DATE PAID              AMOUNT                    DATE PAID
------          ---------              ------                    ---------
$  .10         January 5, 1998        $  .10                    January 6, 1997
   .10         July 6, 1998              .10                    July 7, 1997

DIRECTORS AND OFFICERS

DIRECTORS

BRUCE D. HERTZKE
Chairman of the Board, Chief Executive
Officer and President
Winnebago Industries, Inc.

GERALD E. BOMAN
Former Senior Vice President
Winnebago Industries, Inc.

JERRY N. CURRIE
President and Chief Executive Officer
CURRIES Company and GRAHAM
Manufacturing

FRED G. DOHRMANN
Former Chairman of the Board and
Chief Executive Officer
Winnebago Industries, Inc.

JOHN V. HANSON
Former President and Deputy Chairman of
the Board
Winnebago Industries, Inc.

GERALD C. KITCH
Former Executive Vice President
Pentair, Inc.

RICHARD C. SCOTT
Vice President, University Development
Baylor University

JOSEPH M. SHUSTER
Chairman, Teltech

FREDERICK M. ZIMMERMAN
Professor of Manufacturing Systems
Engineering
The University of St. Thomas

FRANCIS L. ZROSTLIK
President, Stellar Industries

LUISE V. HANSON
Director Emeritus



OFFICERS

[PHOTO]
BRUCE D. HERTZKE
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
OFFICER AND PRESIDENT

[PHOTO]
EDWIN F. BARKER
VICE PRESIDENT, CHIEF FINANCIAL OFFICER

[PHOTO]
RAYMOND M. BEEBE
VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY

[PHOTO]
RONALD D. BUCKMEIER
VICE PRESIDENT, PRODUCT DEVELOPMENT

[PHOTO]
BRIAN J. HRUBES
CONTROLLER

[PHOTO]
JAMES P. JASKOVIAK
VICE PRESIDENT, SALES AND MARKETING

[PHOTO]
ROBERT J. OLSON
VICE PRESIDENT, MANUFACTURING

JOSEPH L. SOCZEK, JR.
TREASURER

WINNEBAGO INDUSTRIES, INC.

[PHOTOS: DESCRIBED ON INSIDE FRONT COVER]