Form 10-K, Exhibit 13
period 1999-08-28
WINNEBAGO INDUSTRIES INC
filed 1999-11-23
CIK 107687

1999
                                     ANNUAL
                                     REPORT


[LOGO] WINNEBAGO INDUSTRIES





                 TABLE OF CONTENTS

Selected Financial Data...............................1
Mission Statement.....................................2
Report to Shareholders................................3
Operations Review ....................................6
Motor Home Product Classification ...................16
Management's Discussion and Analysis ................17
Consolidated Balance Sheets..........................22
Consolidated Statements of Income....................24
Consolidated Statements of Cash Flows................25
Consolidated Statements of Changes in
   Stockholders' Equity .............................26
Notes to Consolidated Financial Statements...........27
Independent Auditors' Report.........................38
Net Revenues by Major Product Class..................39
Interim Financial Information .......................39
Shareholder Information..............................40
Directors and Officers................Inside Back Cover


                                CORPORATE PROFILE

     Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Rialta(R) and Ultimate(TM) brand names. The Company markets its recreation vehicles on a wholesale basis to a broadly diversified dealer organization located throughout the United States, and to a limited extent, in Canada. As of August 28, 1999, the motor home dealer organization in the United States and Canada included approximately 340 dealers. Motor home sales by Winnebago Industries represented more than 87 percent of its revenues in each of the past five years. In addition, the Company's subsidiary, Winnebago Acceptance Corporation (WAC), engages in floor plan and rental unit financing for a limited number of the Company's dealers. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

     Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.

                          RECENT FINANCIAL PERFORMANCE
                      (In thousands, except per share data)

                              FISCAL 1999    FISCAL 1998   INCREASE (DECREASE)

NET REVENUES                   $667,650        $525,094              27%

GROSS PROFIT                   $109,659         $74,160              48%

OPERATING INCOME                $63,982         $32,977              94%

NET INCOME                      $44,260         $24,384              82%

DILUTED INCOME PER SHARE          $1.96           $1.00              96%

DILUTED WEIGHTED AVE. SHARES     22,537          24,314              (7%)

                             SELECTED FINANCIAL DATA


(DOLLARS IN THOUSANDS, EXCEPT
PER SHARE DATA)                               AUG. 28, 1999  AUG. 29, 1998  AUG. 30, 1997(1) AUG. 31, 1996(1)(2)  AUG. 26, 1995(1)
----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net revenues                                      $ 667,650      $ 525,094     $ 438,132         $ 484,804        $ 460,129
Income before taxes                                  66,609         35,927         6,992            21,063           20,006
Provision (credit) for income taxes                  22,349         11,543           416             6,639           (7,912)
Income from continuing operations                    44,260         24,384         6,576            14,424           27,918
Loss from discontinued operations                        --             --            --            (2,039)            (162)
Gain on sale of Cycle-Sat subsidiary                     --             --        16,472                --               --
Net income                                           44,260         24,384        23,048            12,385           27,756
Income (loss) per share:
     Continuing operations:
         Basic                                         1.99           1.01           .26               .57             1.11
         Diluted                                       1.96           1.00           .26               .57             1.10
     Discontinued operations:
         Basic                                           --             --           .65              (.08)            (.01)
         Diluted                                         --             --           .64              (.08)            (.01)
    -----------------------------------------------------------------------------------------------------------------------
     Net income per share:
         Basic                                    $    1.99      $    1.01     $     .91         $     .49        $    1.10
         Diluted                                       1.96           1.00           .90               .49             1.09
    -----------------------------------------------------------------------------------------------------------------------
Weighted average common shares
     outstanding (in thousands):
         Basic                                       22,209         24,106        25,435            25,349           25,286
         Diluted                                     22,537         24,314        25,550            25,524           25,513
    -----------------------------------------------------------------------------------------------------------------------
Cash dividends per share:                         $     .20      $     .20     $     .20         $     .30        $     .30
Return on assets                                       15.5%          10.6%         10.8%              5.6%            13.1%
Return on equity                                       29.6%          20.9%         18.6%             11.8%            27.6%
Unit Sales:
     Class A                                          6,054          5,381         4,834             5,893            5,993
     Class C                                          4,222          3,390         2,724             2,857            2,853
         Total Class A & C Motor Homes               10,276          8,771         7,558             8,750            8,846
     Class B Conversions (EuroVan Campers)              600            978         1,205               857            1,014

AT YEAR END
Total assets                                      $ 285,889      $ 230,612     $ 213,475         $ 220,596        $ 211,630
Stockholders' equity                                149,384        116,523       123,882           105,311          100,448
Working capital                                     123,720         92,800       100,772            62,951           70,449
Long-term debt                                           --             --            --             1,692            3,810
Current ratio                                      2.5 to 1       2.5 to 1      3.4 to 1          2.0 to 1         2.4 to 1
Number of employees                                   3,400          3,010         2,830             3,150            3,010


(1) Restated to reflect Cycle-Sat, Inc. and North Iowa Electronics, Inc. as discontinued operations.
(2) The fiscal year ended August 31, 1996 contained 53 weeks, all other fiscal years contained 52 weeks.



   NET REVENUES                   NET INCOME FROM CONTINUING OPERATIONS            NET INCOME PER DILUTED SHARE
(Dollars in Millions)                         (Dollars)                                      (Dollars)

1995      460.1                                  27.9                                          1.09
1996      484.8                                  14.4                                          0.49
1997      438.1                                   6.6                                          0.90
1998      525.1                                  24.4                                          1.00
1999      667.7                                  44.3                                          1.96


                           WINNEBAGO INDUSTRIES, INC.

MISSION STATEMENT
     Winnebago Industries, Inc. is a leading manufacturer of recreation vehicles
(RVs) and related products and services. Our mission is to continually improve our products and services to meet or exceed the expectations of our customers. We emphasize employee teamwork and involvement in identifying and implementing programs to save time and lower production costs while maintaining the highest quality values. These strategies allow us to prosper as a business with a high degree of integrity and to provide a reasonable return for our shareholders, the ultimate owners of our business.

VALUES
     How we accomplish our mission is as important as the mission itself. Fundamental to the success of the Company are these basic values we describe as the four P's:

     PEOPLE -- Our employees are the source of our vast strength. They provide our corporate intelligence and determine our reputation and vitality. Involvement and teamwork are our core human values.

     PRODUCTS -- Our products are the end result of our team's efforts, and they should be the best in meeting or exceeding our customers' expectations worldwide. As our products are viewed, so are we viewed.

     PLANT -- The Company believes its plant is the most technologically advanced in the RV industry. We continue to review facility improvements that will increase the utilization of our plant capacity and enable us to build the best quality product for the investment.

     PROFITABILITY -- Profitability is the ultimate measure of how efficiently we provide our customers with the best products for their needs. Profitability is required to survive and grow. As our respect and position within the marketplace grows, so will our profit.

GUIDING PRINCIPLES
     QUALITY COMES FIRST -- To achieve customer satisfaction, the quality of our products and services must be our number one priority.

     CUSTOMERS ARE CENTRAL TO OUR EXISTENCE -- Our work must be done with our customers in mind, providing products and services that meet or exceed the expectations of our customers. We must not only satisfy our customers, we must also surprise and delight them.

     CONTINUOUS IMPROVEMENT IS ESSENTIAL TO OUR SUCCESS -- We must strive for excellence in everything we do: in our products, in their safety and value, as well as in our services, our human relations, our competitiveness, and our profitability.

     EMPLOYEE INVOLVEMENT IS OUR WAY OF LIFE -- We are a team. We must treat each other with trust and respect.

     DEALERS AND SUPPLIERS ARE OUR PARTNERS -- The Company must maintain mutually beneficial relationships with dealers, suppliers and our other business associates.

     INTEGRITY IS NEVER COMPROMISED -- The Company must pursue conduct in a manner that is socially responsible and that commands respect for its integrity and for its positive contributions to society. Our doors are open to all men and women alike without discrimination and without regard to ethnic origin or personal beliefs.

                           TO OUR FELLOW SHAREHOLDERS:

     What a fantastic year! Winnebago Industries achieved its highest revenues and earnings in its history. In fact, income of $1.96 per diluted share for fiscal 1999 was nearly double the $1.00 per diluted share reported for fiscal 1998.

     We attribute this year's phenomenal success to many factors. First, we must acknowledge the great work ethic of our many fine employees who have worked so diligently to achieve these great results.

[PHOTO: EMPLOYEES INSTALLING WINNEBAGO ADVENTURER ROOF ON LINE #1.]

     Another important factor is our emphasis on new product development. Approximately four years ago, we made major changes in our corporation. We began to focus on what we do best - producing high-quality motor homes. So, we divested the Company's other activities and focused our resources and product development efforts towards that goal. These product development changes have had a very positive impact


[PHOTO: 2000 ITASCA SUNDANCER 29U (LEFT) AND ITASCA SUNCRUISER 25U.]

[PHOTO: 2000 ITASCA SUNDANCER 29U]

on Winnebago Industries' position in the recreation vehicle (RV) market. According to the retail reporting firm Statistical Surveys, Inc., Winnebago Industries was the top-selling Class C manufacturer for calendar 1998, while the Winnebago brand was the number one selling Class A product for calendar 1998.

     We are continuing our emphasis on new product development. Since the 1997 model year, virtually all of our products are new. We've completely redesigned existing products while introducing new motor home lines to expand our product offerings. Tremendous effort and research went into our new 2000 model lineup as you'll see later in this report.

[PHOTO: 2000 WINNEBAGO JOURNEY 36L]

     Also, a significant factor in our outstanding success in fiscal 1999 was continued favorable market conditions and the strength of our brand name. Strong demand for our products continues to be driven by consumer confidence, favorable interest rates, favorable demographic trends and awareness of the Winnebago brand name.

     We are proud of the increase in our shareholder value. As of the close of fiscal 1999, total shareholder return over the last five years increased by 180 percent.

     We now face the new millennium as a new company, virtually reborn since the mid-90's. In the future, we will continue to focus on product development for the recreation vehicle market and plan for continued growth.

     Several methods are currently being used to achieve continued growth for the future: increased standardization of component parts to make manufacturing more efficient, outsourcing more component parts, increasing the

TOTAL SHAREHOLDER RETURN
(Dollars)

          STOCK PRICE
       AT FISCAL YEAR END             DIVIDENDS

1995           8.38                     .30
1996           8.13                     .30
1997           8.38                     .20
1998          11.13                     .20
1999          24.13                     .20
utilization of technology through plant modernization, plant expansion both in our main manufacturing facility and through additional satellite facilities, as well as through increased employee hiring.

     Winnebago Industries is ready and able to meet the challenges ahead in this exciting new era. Once again, I'd like to thank our valued employees, our loyal motor home dealers, motor home owners and you, our shareholders. Your support will continue to be the measure of our success.


/S/ BRUCE D. HERTZKE

BRUCE D. HERTZKE
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND
PRESIDENT

NOVEMBER 26, 1999


[PHOTO: BRUCE D. HERTZKE]


[PHOTO: 2000 RIALTA 22QD]

                                OPERATIONS REVIEW

WINNEBAGO INDUSTRIES - OUR PEOPLE - OUR LEGACY
     Winnebago Industries' success in fiscal 1999 was largely due to the extraordinary efforts of its employees. Winnebago Industries' experienced workforce is its most valuable resource. Company-wide employment levels were approximately 3,400 employees at the end of fiscal 1999, a growth of over 13 percent since the end of fiscal 1998.

     A strong work ethic prevails throughout the ranks at Winnebago Industries, driving us to higher levels of productivity and quality. Average employee longevity is approximately 9 years of service, while 13 percent of our employees have served the Company for more than 20 years.

     Winnebago Industries will continue its quest to ensure the Company's position as employer of choice within our manufacturing communities. We do that through providing our employees with good working conditions, as well as by providing fair and competitive pay programs with comprehensive benefit packages.

     Winnebago Industries has also worked closely with area schools and colleges to develop programs to train our future employees. We have shared our expertise on equipment and software needs that will provide a smooth transition for young adults coming into the workplace. We are pleased to assist with these projects to ensure students have high-quality education opportunities that are also a good fit with our job opportunities in the future.


OUR FUTURE - A GROWING MARKET
     Due to favorable economic conditions and the growth of the number of people in our prime motor home target market, RV sales appear to be on a continuing upward trend. The economic conditions of North America have continued to be a catalyst for the RV market. Readily available fuel, relatively low interest rates and excellent consumer confidence levels have greatly contributed towards the record setting year for Winnebago Industries.

     The Baby Boom generation is now reaching Winnebago Industries' prime target market of people age 50 and above. According to research, an individual in the United States is turning age 50 every 7.5 seconds, contributing an additional 350,000 people per month to that prime target market. From available demographic information, this trend is expected to continue for the next 30 years.

[PHOTO: 2000 RIALTA 22FD]

     Other trends contributing to the growth of the motor home industry include the growing wealth of the Company's target market from inheritance incomes and excellent returns received in retirement investment accounts as a result of the excellent performance of the stock market throughout the past decade.

GROWTH THROUGH EXPANSION
     The anticipation of continued growth within the RV industry and for Winnebago Industries' products is causing the Company to continue expansion plans. Winnebago Industries invested approximately four million dollars during fiscal 1999 to increase production capacity.

     In Charles City, Iowa, a new 53,000-square-foot hardwoods facility was completed during fiscal 1999. This facility fabricates cabinet doors and drawers and includes a state-of-the-art stain process and materials control system.

     Construction has also begun on a new 50,000-square-foot facility for additional fabrication adjacent to the Company's existing facility in Hampton, Iowa. Completion of the facility is scheduled for the Spring of 2000.

     Winnebago Industries has plans to invest approximately ten million dollars during fiscal 2000 for additional production capacity.

     The Company has announced three expansion programs at its Forest City location to be completed during fiscal 2000.

     * Slated to be completed shortly after the beginning of 2000, Winnebago Industries is developing approximately 45,000 square feet of additional motor home manufacturing capabilities within its current manufacturing complex. The development is estimated to increase Winnebago Industries' motor home manufacturing capabilities by approximately 1,000 units per year and will employ over 200 additional employees when at full production.

     * The product development facility will be expanded for increased interior and exterior design opportunities.


[PHOTO: STATE-OF-THE-ART STAIN LINE IN NEW CHARLES CITY]

     * The Company also announced plans for a 16,000 square foot addition to its Customer Service facility. The new addition will allow the Company to expand its commercial and specialty vehicle production, and painting operations to accommodate special paint needs. This addition will also add 14 service bays to enhance service and training capabilities.

     Additionally, Winnebago Industries has announced future plans to build a new $2,700,000 (50,000-square-foot) manufacturing plant in Charles City for the production of the Company's top-of-the-line Ultimate brand motor homes. Plans are to include the Ultimate's Ulti-Bay(TM) chassis modification department that is currently in a leased facility in Charles City. The Ultimate Advantage(TM) and Ultimate Freedom(TM) motor homes are the Company flagship models, retailing for approximately $185,000 to $250,000. Winnebago Industries will continue to explore expansion opportunities in order to meet the anticipated demand for its products in the future.


TECHNOLOGY - A DRIVING FORCE
     Winnebago Industries' motor homes are also becoming more and more complex to manufacture, driven by consumer demand for additional comfort and entertainment features.

     The implementation of new technology is allowing the Company to address complexity issues, as well as increasing quality and productivity. Winnebago Industries spent $11.6 million on capital improvements to its plant facilities including equipment replacement during fiscal 1999, of which, over half was used for technology related equipment.

     Included in the new equipment purchased were two new laser cutting systems, bringing the total to three currently being utilized by the Company. Increasing accuracy and flexibility, these new machines each reduce labor by 25 percent while replacing existing metal stamping presses and cutting machines.

     Among other new technology driven tools installed during fiscal 1999, a computer numerically controlled saw in the Cabinet Shop decreased labor by 66 percent, while increasing capacity by 50 percent.


[PHOTO: LASER CUTTING SYSTEM SAVES LABOR WHILE INCREASING ACCURACY]

NEW PRODUCTS
     For the third consecutive year, Winnebago Industries put enormous emphasis on new product development, which is evident with the introduction of the Company's new motor home lines for 2000. Virtually every product series has either been dramatically redesigned or introduced as a completely new product since the Company's 1997 offerings. Winnebago Industries currently builds four brands of motor homes: Winnebago, Itasca, Rialta and Ultimate.

[PHOTO: 2000 ITASCA HORIZON 36LD]

RESEARCH DRIVEN
     Customer-focused research was a large part of Winnebago Industries' 2000 product development process. Research was gathered from the retail customer through focus groups, surveys and individual one-on-one meetings. Product development caravans were also utilized so that members of the product design team could travel together on specific camping reviews and personally make use of the products they designed while talking with retail customers. Truly user-driven, these new 2000 models were the most highly researched products in the Company's history.

[PHOTO: 2000 WINNEBAGO MINNIE 31C]

     Special emphasis was placed on providing more home-style features for Winnebago Industries' 2000 motor homes. Although the research results primarily had impact on the Winnebago Adventurer(R) and Chieftain(R) and Itasca Suncruiser(R) and Sunflyer(R) lines, the resulting product improvements were incorporated in the Company's other product lines. Every aspect of usability was reviewed as both formal and informal product and consumer research was conducted for these motor homes.

     Research found that features as seemingly insignificant as the size of cabinet door handles make an impact on the consumer's overall impression of a product's usability. When the new models were designed, Winnebago Industries' product development team made sure these motor homes had user-friendly features such as a larger exterior assist handle and a larger solid handrail inside that were positioned for optimum ease of entry and exit. Switches are larger and clearly marked. The dash was redesigned for optimum placement of gauges and switches and the optional rearview backup monitor was positioned in the dash for ease of viewing. And the list of user-driven features goes on and on. Literally hundreds of changes were made to make the 2000 motor homes more like home.


ADVENTURER AND SUNCRUISER
     Debuting on the Adventurer and Suncruiser series, TrueAir(TM) Residential Central Air Conditioning is a true thermostatically controlled central air conditioning system that provides quieter, more even distribution of cooled air throughout the entire motor home. Located below the floor, the TrueAir system is easily accessible for cleaning, and eliminates condensation running down sidewalls from roof AC units, decreases clearance height and provides a more aerodynamic roof line. Unlike traditional air conditioners which use thin foam pads, the TrueAir system uses easy-to-access residential-style filters to remove more airborne impurities and deliver better air quality. The TrueAir system is also offered on the Winnebago Chieftain, Itasca Sunflyer, Ultimate Advantage and Ultimate Freedom, as well as the brand new Winnebago Journey(TM) and Itasca Horizon(TM) motor home series.

[PHOTO: 2000 WINNEBAGO ADVENTURER 37G]

     Another new feature that makes its debut on the 2000 Adventurer and Suncruiser lines is the OnePlace(TM) Systems Center. The OnePlace center is designed to make motor home operation easier by centralizing important and frequently checked switches and gauges in one convenient location. All switches are clearly marked for easy identification and operation. The OnePlace center is also featured on the Winnebago Chieftain, Itasca Sunflyer, Ultimate Advantage and the new Winnebago Journey and Itasca Horizon motor home lines.


JOURNEY AND HORIZON
     Winnebago Industries continued its expansion into the growing diesel pusher market with the introduction of the new Winnebago Journey and Itasca Horizon motor home lines for 2000. Modestly priced for diesel pushers, these exciting new wide-body, bus-style products are designed with high-end features such as front entry door; sleek, contemporary front end styling with high-gloss exterior fiberglass skin. Available in three models in 34- and 36-foot lengths with front slideout room extensions, the Journey is built on the 24,850 gross vehicle weight rating
(GVWR) Freightliner XC chassis with 275 hp Cummins diesel engine with 4-speed Allison transmission, rear radiator and Jacobs Extarder exhaust brake. The Itasca Horizon features two floorplans, each with both a front slideout room and a rear bedroom wardrobe slideout. The Itasca Horizon also features other upgraded features, such as a 6-speed Allison transmission and an available Caterpillar 300 hp diesel engine.


[PHOTO: 2000 WINNEBAGO JOURNEY 36L]

CHIEFTAIN AND SUNFLYER
     The 2000 Winnebago Chieftain and Itasca Sunflyer are heading into the next millennium with all the innovation, functionality and livability as ever before
- and more. Available in four floorplans in 34-, 35-, and 36-foot lengths, two of which are new for 2000, the Chieftain and Sunflyer models are packed with amenities and features that make living easy. All three front-engine gas chassis models feature two slideouts - a front lounge slide and a rear bedroom slide. The galley/couch slideout extends 20-inches for additional livability in the 34Y and the 36L diesel pusher model, while the 35U and 36W feature a 30-inch dinette/couch slideout.


[PHOTO: 2000 ULTIMATE ADVANTAGE 38K]

ULTIMATE ADVANTAGE AND FREEDOM
     A brand new floorplan, the 36C joins the luxurious, wide-body, bus-style, diesel pusher Ultimate Advantage lineup for 2000. Based on the 29,410 GVWR Freightliner chassis with a 300hp Caterpiller diesel engine, the new 36C features a

30-inch deep dinette/couch slideout that glides into a flat floor when fully extended, as well as a unique wardrobe slideout in the bedroom. Besides the elegant look, the sofa in the 36C slideout converts into a large 60" x 71" sleeping area for guests. An innovative kitchen/couch slideout is offered on the 38K and 40J floorplans with a new optional passenger-side J-shaped leather seat.

     The top-of-the-line Ultimate Freedom is offered on a new platform for 2000. Built on the 31,000 GVWR Spartan Mountain Master GT chassis, the Ultimate Freedom utilizes a 350 hp Cummins diesel engine with independent front suspension.

     The Ultimate Advantage and Freedom both utilize the Company's Ulti-Bay chassis design, providing major efficiencies in terms of material use and storage space utilization.

     Both Freightliner and Spartan chassis manufacturers provide the front and rear sections of the chassis, while Winnebago Industries completes the mid-section structure of the chassis and body with tall, extremely spacious storage compartments in the area normally claimed by chassis rails.


BRAVE AND SUNRISE
     The Winnebago Brave(R) and Itasca Sunrise(R) continue to be affordable Class A products. Two distinct product lines are offered in each: the basement Brave SE and Sunrise SE available in four floorplans and the full-basement Brave and Sunrise available in three models, including the new 33V floorplan.


[PHOTO: 2000 WINNEBAGO BRAVE 32T]

MINNIE AND SPIRIT
     Winnebago Industries offers a new crowned fiberglass roof design with ducted roof air conditioning for all the 2000 Class C models (except Rialta). This design allows for efficient water runoff and for even, quiet distribution of cooled air throughout the motor home.

     Multiple sleeping areas, slideout availability for expanded living areas and basement storage are all key ingredients to making Winnebago Minnie(R) and Itasca Spirit(R) motor homes a must for great family trips. The Minnie and Spirit provide excellent entry-level value with six models to choose from, ranging from 22 to 31 feet in length.

Two new floorplans join the Minnie and Spirit lineup for 2000, the 24V and 27P.


[PHOTO: 2000 ITASCA SUNDANCER 30V]

MINNIE WINNIE AND SUNDANCER
     The Winnebago Minnie Winnie(R) and Itasca Sundancer(R) lines feature three, widebody, basement models for 2000, including a unique 30V floorplan with galley/couch hydraulic slideout. For added convenience, all Minnie Winnie and Sundancer models feature a new step to get from the cab into the galley/dinette area.


[PHOTO 2000 RIALTA 22FD]

RIALTA
     The Rialta from Winnebago Industries is a unique Class C product that offers fuel efficiency, great front-wheel-drive maneuverability and multi-purpose usability. The 2000 Rialta provides upscale amenities in three available floorplans.


[PHOTO: DENTALONE(TM) MOBILE DENTAL VEHICLE]

COMMERCIAL VEHICLES
     The Commercial Vehicle Division continues to experience growth with a volume increase of over 32 percent from fiscal 1998. Several models are offered specifically designed to target popular customizing markets such as medical, dental, law enforcement, handicap accessible, etc.

     Winnebago Industries anticipates further growth of this division as the Company's commercial vehicle customers search out ways to serve their specific audience more efficiently in their own markets.

[GRAPHIC: WINNEBAGO-ITASCA TRAVELERS]

WIT
     The Winnebago-Itasca Travelers (WIT) Club continues to be an excellent way to stay connected with our motor home owners. The Company's WIT Club members have proven themselves to be loyal customers and consequently repurchase the Company's products at a much higher rate than non-members. With caravans, rallies and tours held frequently throughout the year, the WIT Club provides members with a way to use their motor homes, stay active and keep in touch with their club-member friends. Membership benefits include a monthly magazine, professional trip routing, purchasing and service discounts, mail forwarding and various types of insurance.


OEM
     The sale of original equipment manufacturing (OEM) components to a wide array of outside companies allows Winnebago Industries an opportunity to maximize the use of its production capacity, while providing the added benefit of low cost component parts. Winnebago Industries generated OEM revenues of $29.2 million in fiscal 1999.

     The largest portion of OEM revenues were generated by Winnebago Industries' Creative Aluminum Products Company (CAPCO), which produces aluminum extrusion products. OEM sales are also generated from the sale of thermoformed and rotocast plastics, fiberglass components, panel lamination, electro-deposition painting of steel and sewn or upholstered items.


SALES AND SERVICE SUPPORT
     Winnebago Industries believes that providing quality sales and service support makes the Company most effective at the dealer level and inevitably makes our retail customers more satisfied, thus ensuring long-term growth. The Company in essence, "raised the bar" for sales and service yet again during fiscal 1999.

     Since sales and aftermarket support are so important to Winnebago Industries' business philosophy, we closely monitor our customers' satisfaction levels from data collected through surveys. From this data Winnebago Industries has developed a Customer


[PHOTO: SALES AND SERVICE TRAINING SESSIONS ARE CONDUCTED WITH DEALERSHIP
        PERSONNEL FREQUENTLY THROUGHOUT THE YEAR.]

Satisfaction Index (CSI) that is used to shape our sales and service programs and to reward our most effective dealers. The oldest dealer recognition program within the RV industry, the "Circle of Excellence Award" was initiated in 1986. Winnebago Industries recognized 159 dealers with this top honor for the 1999 model year.


QUALITY CIRCLE AWARD
     Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers' Association (RVDA) each year since it was instituted three years ago. Judged by the entire RV industry's dealer body, the award is based on the manufacturer's sales and service commitment to their dealers and retail customers. Presented to only six RV manufacturers annually, Winnebago Industries is one of only two motor home manufacturers to have received this award all three years. Winnebago Industries averaged 85.7 percent satisfaction on the seven Dealer Satisfaction Index (DSI) questions dealing with service, parts and warranty - a solid 17.8 percent higher than the industry average.


[PHOTO: QUALITY CIRCLE AWARDS FROM RVDA.]

ACTION TEAMS
     Several of our employees participate in Action Teams that are developed in order to maximize efficiencies in our manufacturing system. For example, a Unit Fill Team was recently formed to explore new and innovative installation procedures of soft goods such as window treatments, furniture, etc. into motor homes. These Action Teams draw from a wide variety of expertise through the involvement of production employees working daily with the subject matter, as well as employees from our quality and engineering departments to assist with resolution. Currently 18 Action Teams are active within Winnebago Industries, resulting in more individual participation within the Company and ultimately more pride in the manufacture and quality of our motor homes.


EMPLOYEE COST SAVINGS SUGGESTION PROGRAM
     Winnebago Industries and our employees have also benefited from the Cost Savings Suggestion Program initiated in 1990. The Cost Savings Suggestion program rewards employees for suggesting improvements to the Company's motor home products or internal processes that result in cost and/or time savings. Since the program began, over 2,800 ideas have been implemented. During fiscal 1999, 433 employee suggestions were implemented with an annualized savings of $490,000.

MOTOR HOME PRODUCT CLASSIFICATION

CLASS A MOTOR HOMES
     These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area of the driver's compartments are designed and produced by Winnebago Industries. Class A motor homes from Winnebago Industries include: Winnebago Brave, Adventurer, Chieftain and Journey; Itasca Sunrise, Suncruiser, Sunflyer and Horizon; and Ultimate Advantage and Freedom.

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


                          [LOGO: WINNEBAGO INDUSTRIES]

                             MOTOR HOME FAMILY TREE

  Winnebago Industries manufactures four brands of Class A and C motor homes. Listed below are the brand names and model designations of the Company's 2000 product line.


LOGOS:
     WINNEBAGO           ITASCA              RIALTA         ULTIMATE

     - Minnie           -  Spirit          - Rialta      - Ultimate Advantage
     - Minnie Winnie    -  Sundancer                     - Ultimate Freedom
     - Brave            -  Sunrise
     - Adventurer       -  Suncruiser
     - Chieftain        -  Sunflyer
     - Journey          -  Horizon

OTHER RELATED PRODUCTS:
     Winnebago Conversion Vehicles -- Licensed truck and van conversions manufactured and marketed by Choo Choo Customs Group, Inc.

     Winnebago Park Homes -- Licensed products manufactured and marketed by Chariot Eagle, Inc.

     Winnebago Tents -- Licensed products manufactured and marketed by Avid Outdoor.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL
     The primary use of recreation vehicles (RVs) for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months. The Company's sales of RVs are generally influenced by this pattern in retail sales, but can also be affected by the level of dealer inventory. The Company's products are generally manufactured against orders from the Company's dealers and from time to time to build inventory to satisfy the peak selling season.


RESULTS OF OPERATIONS
FISCAL 1999 COMPARED TO FISCAL 1998
     Net revenues for manufactured products were $664,655,000 for fiscal 1999, an increase of $141,637,000, or 27.1 percent, from fiscal 1998. Motor home shipments (Class A and C) during fiscal 1999 were 10,276 units, an increase of 1,505 units, or 17.2 percent, compared to fiscal 1998. Increased revenues resulted from increased unit sales as well as a better product mix of higher margin products such as diesel-powered Class A vehicles and motor homes with increased features such as slideouts. The Recreation Vehicle Industry Association (RVIA) reported factory shipments (Class A and C) for the industry increased by 16.9 percent during the Company's 1999 fiscal year. In comparison, the Company's shipments increased by 17.2 percent. The Company continues to have a strong presence in the Class C market with shipments at 21.7 percent of the total market during both fiscal 1999 and fiscal 1998. Market conditions for the Company's motor home products as well as in the recreation vehicle industry in general continue to remain very favorable due to consumer confidence, favorable interest rates and favorable demographic trends. As of August 28, 1999, the Company's backlog of orders for Class A and Class C motor homes was approximately 2,700 orders compared to approximately 1,700 orders at August 29, 1998. The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be a measure of future sales.

     Net revenues for dealer financing from Winnebago Acceptance Corporation
(WAC) were $2,995,000 for fiscal 1999, an increase of $919,000 or 44.3 percent from fiscal 1998. Increased revenues reflect the increase in average dealer receivable balances when comparing fiscal 1999 to fiscal 1998.

     Cost of manufactured products, as a percent of manufactured product revenues, was 84.0 percent for fiscal 1999, compared to 86.2 percent for fiscal 1998. The Company's increased volume of motor homes and favorable product mix change during fiscal 1999 contributed to the improved margins.

     Selling and delivery expenses increased by $2,328,000 to $23,525,000 comparing fiscal 1999 to fiscal 1998 but decreased as a percentage of net revenues to 3.5 percent from 4.0 percent. The increase in dollars can be attributed primarily to increases in advertising and promotional expenses. Increased sales volume, during fiscal year 1999 contributed to the decrease in percentage.

     General and administrative expenses increased by $2,166,000 to $22,152,000 comparing fiscal 1999 to fiscal 1998 but decreased as a percentage of net revenues to 3.3 percent from 3.8 percent. The dollar increase was primarily due to increases in the Company's employee incentive programs. Partially offsetting the dollar increase in general and administrative expenses was monies the Company received and recorded during fiscal 1999 on a previously fully reserved receivable that was repaid. Increased sales volume during fiscal 1999 contributed to the decrease in percentage.

     For fiscal 1999, the Company had net financial income of $2,627,000 compared to net financial income of $2,950,000 during fiscal 1998. During fiscal 1999, the Company recorded $2,615,000 of net interest and dividend income and gains of $12,000 in foreign currency transactions. During fiscal 1998, the Company recorded $2,892,000 of net interest and dividend income and gains of $58,000 in foreign currency transactions.

     For fiscal 1999, the Company had net income of $44,260,000, or $1.96 per diluted share, compared to fiscal 1998's net income of $24,384,000, or $1.00 per diluted share.


FISCAL 1998 COMPARED TO FISCAL 1997
     Net revenues for manufactured products were $523,018,000 for fiscal 1998, an increase of $86,306,000, or 19.8 percent, from fiscal 1997. Motor home shipments (Class A and C) during fiscal 1998 were 8,771 units, an increase of 1,213 units, or 16.0 percent, compared to fiscal 1997. Fiscal 1998 was the first full year that the Company's strategy of refocusing on its core business of manufacturing quality motor homes had been in place. The Company brought to the market in fiscal 1998 the most extensive new product lineup in its history. Over one half of the Company's 1998 products featured new or significantly redesigned models. The RVIA reported factory shipments (Class A and C) for the industry increased by 13.1 percent during the Company's 1998 fiscal year. In comparison, the Company's shipments increased by 16.0 percent. The Company continued to have a strong share in the Class C market with shipments at 21.7 percent of the total market during the 1998 fiscal year compared to 20.5 percent in fiscal 1997. As of August 29, 1998, the Company's backlog of orders for Class A and Class C motor homes was approximately 1,700 orders compared to approximately 1,300 orders at August 30, 1997.

     Net revenues for dealer financing from WAC were $2,076,000 for fiscal 1998, an increase of $656,000 or 46.2 percent from fiscal 1997. Increased revenues reflect the increase in average dealer receivable balances when comparing fiscal 1998 to fiscal 1997.

     Cost of manufactured products, as a percent of manufactured product revenues, was 86.2 percent for fiscal 1998, compared to 88.3 percent for fiscal 1997. The Company's increased volume of production and sales of motor homes resulted in the improved margins as well as lower discount allowances during fiscal 1998.

     Selling and delivery expenses decreased by $5,934,000 to $21,197,000 comparing fiscal 1998 to fiscal 1997 and decreased as a percentage of net revenues to 4.0 percent from 6.2 percent. The decreases in dollars and percentage can be attributed primarily to significant decreases in promotional costs during fiscal 1998 when compared to fiscal 1997. Increased sales volume during fiscal 1998, also contributed to the decrease in percentage. Due to the closing and sale of Winnebago Industries Europe, GmbH (WIE) in fiscal 1997, this former subsidiary had no impact on the Company's results during fiscal 1998.

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

     During fiscal 1997, the Company completed the sale of its 80 percent owned subsidiary, Cycle-Sat, Inc., for approximately $57,000,000 which resulted in an after-tax gain of $16,472,000 or $.64 per diluted share (See Note 2 to the Company's 1999 Consolidated Financial Statements).

     For fiscal 1998, the Company had net income of $24,384,000, or $1.00 per diluted share, compared to fiscal 1997's net income of $23,048,000, or $.90 per diluted share.


ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND RESOURCES
     The Company meets its working capital requirements, capital equipment requirements and cash requirements of subsidiaries with funds generated internally.

     At August 28, 1999, working capital was $123,720,000, an increase of $30,920,000 from the amount at August 29, 1998. Cash provided by operations was $25,004,000, $61,962,000 and $5,215,000 during fiscal years ended August 28,
1999, August 29, 1998, and August 30, 1997, respectively. Operating cash flows were lower in fiscal 1999, due primarily to increases in inventories and the Company's receivable balances partially offset by an increase in the Company's current payables. Cash flows used by investing activities were $20,185,000 and $7,751,000 in fiscal 1999 and fiscal 1998, respectively, compared to cash flows provided by investing activities of $46,719,000 during fiscal 1997. Cash flows used by investing activities primarily include increases in dealer receivables and investments in capital expenditures. Capital expenditures were $11,577,000 in fiscal 1999, $5,567,000 in fiscal 1998 and $4,438,000 in fiscal 1997. Cash provided by investing activities for fiscal 1997 was due primarily to the proceeds the Company received from the sale of the Cycle-Sat subsidiary. Net cash used by financing activities was $11,399,000 in fiscal 1999, $32,438,000 in fiscal 1998 and $20,560,000 in fiscal 1997. Cash used by financing activities in fiscal 1999 and 1998 was primarily to repurchase shares of the Company's common stock at a cost of $8,975,000 and $23,358,000, respectively. Cash used by financing activities in fiscal 1997 was primarily for the payment of long-term debt of discontinued operations of $13,220,00. (See Consolidated Statements of Cash Flows.)

     The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $48,160,000 at August 28, 1999 compared to $54,740,000 at August 29, 1998.

     The Company also has available a line of credit for $30,000,000 (or 75 percent of eligible inventory, whatever is less) through a financing and security agreement with Bank of America Specialty Group (formerly Nations Bank Specialty Lending Unit). The Company did not borrow under this line of credit dur-ing fiscal 1999 or fiscal 1998. (See Note 6 to the Company's 1999 Consolidated Financial Statements.)

     Principal expected demands at August 28, 1999 on the Company's liquid assets for fiscal 2000 include approximately $18,600,000 of capital expenditures and payments of cash dividends. On June 17, 1999, the Company's Board of Directors authorized the repurchase of up to $15,000,000 of the Company's common stock depending on market conditions.

     Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover both short-term and long-term operating requirements.


ACCOUNTING CHANGES
RECOGNITION OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and must be adopted by the Company no later than fiscal 2001. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. The Company has not completed the process of evaluating the effect of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."


FORWARD LOOKING INFORMATION
     Except for the historical information contained herein, certain of the matters discussed in this report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to the availability of chassis, slower than anticipated sales of new or existing products, a significant increase in interest rates, a general slowdown in the economy, or new product introductions by competitors and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors, actual results could differ materially.


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


Y2K PROJECT

     The Company's Y2K project was divided into four major steps: 1) Strategy for compliance; 2) Inventory and assessment; 3) Remediation; and 4) System testing.

     1. The Company decided to make the corrections for compliance by programming rather than through file conversion.

     2. Using its chosen method of correction, management determined that approximately 25 percent of its Information Systems Department's available time would be required to complete the Y2K project by mid-year 1998.

     3.   The Company's programs' corrections were completed in May 1998.

     4.   System testing was completed in September 1999.

     The Company's Plant Engineering and Maintenance Department was charged with the assessment and remediation of any Y2K problems in its plant production equipment and in any building infrastructure equipment. As of October 1999, plant production equipment has been reviewed and updated for Y2K compliance. Building infrastructure equipment is currently being reviewed and updated to Y2K compliance and is scheduled to be completed by December 1, 1999.

     The Company's Purchasing and Information Systems Departments have contacted all of the Company's major suppliers to determine their readiness for their compliance with the Y2K issue.

     The Company is not aware of any date sensitive chips in the component parts of its products that could cause a problem with the units in the field when the date of January 1, 2000 is reached.


COSTS
     The total cost associated with the modifications has not exceeded $300,000 which has been expensed as of August 28, 1999. Any remaining costs incurred by the Company for the Y2K project are expected to be de minimis and will be absorbed in existing budgets.


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


CONTINGENCY
     At this time, the Company believes it has addressed all Y2K issues. Should a significant problem occur, the Company will revert to standard manual procedures to continue operation until the problem is corrected.

     Readers are cautioned that forward-looking statements contained in the Y2K update should be read in conjunction with the Company's disclosures under the heading: "FORWARD-LOOKING INFORMATION."

                           CONSOLIDATED BALANCE SHEETS


(DOLLARS IN THOUSANDS)                                       AUGUST 28, 1999  AUGUST 29, 1998
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                        $ 48,160        $ 54,740
Receivables, less allowance for doubtful accounts
     ($960 and $1,582, respectively)                               33,342          22,025
Dealer financing receivables, less allowance for doubtful
     accounts ($73 and $78, respectively)                          24,573          12,782
Inventories                                                        87,031          55,433
Prepaid expenses                                                    3,593           3,516
Deferred income taxes                                               6,982           6,906
                                                                 ------------------------
     Total current assets                                         203,681         155,402
                                                                 ------------------------
PROPERTY AND EQUIPMENT, at cost
Land                                                                1,150           1,158
Buildings                                                          41,136          38,779
Machinery and equipment                                            73,839          69,095
Transportation equipment                                            5,345           5,047
                                                                 ------------------------
                                                                  121,470         114,079
     Less accumulated depreciation                                 83,099          81,167
                                                                 ------------------------
     Total property and equipment, net                             38,371          32,912
                                                                 ------------------------
LONG-TERM NOTES RECEIVABLE, less allowances
     ($262 and $973, respectively)                                    787           4,515
                                                                 ------------------------
INVESTMENT IN LIFE INSURANCE                                       19,749          18,750
                                                                 ------------------------
DEFERRED INCOME TAXES                                              18,654          16,071
                                                                 ------------------------
OTHER ASSETS                                                        4,647           2,962
                                                                 ------------------------
TOTAL ASSETS                                                     $285,889        $230,612
                                                                 ------------------------

See notes to consolidated financial statements.




(DOLLARS IN THOUSANDS)                             AUGUST 28, 1999  AUGUST 29, 1998
-----------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable, trade                                 $ 38,604        $ 24,461
Income taxes payable                                      10,201          12,623
Accrued expenses:
     Accrued compensation                                 13,204           9,479
     Product warranties                                    6,407           5,260
     Insurance                                             3,962           3,566
     Promotional                                           2,629           2,236
     Other                                                 4,954           4,977
                                                        ------------------------
         Total current liabilities                        79,961          62,602
                                                        ------------------------
POSTRETIREMENT HEALTH CARE AND DEFERRED
     COMPENSATION BENEFITS                                56,544          51,487
                                                        ------------------------
CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Capital stock common, par value $.50; authorized
     60,000,000 shares, issued 25,874,000 and
     25,865,000 shares, respectively                      12,937          12,932
Additional paid-in capital                                21,907          22,507
Reinvested earnings                                      151,482         111,665
                                                        ------------------------
                                                         186,326         147,104
Less treasury stock, at cost                              36,942          30,581
                                                        ------------------------
TOTAL STOCKHOLDERS' EQUITY                               149,384         116,523
                                                        ------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $285,889        $230,612
                                                        ------------------------

                        CONSOLIDATED STATEMENTS OF INCOME



                                                                                     YEAR ENDED
                                                                       AUGUST 28,     AUGUST 29,      AUGUST 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                            1999            1998            1997
----------------------------------------------------------------------------------------------------------------
Continuing operations
     Revenues
         Manufactured products                                         $664,655        $523,018        $436,712
         Dealer financing                                                 2,995           2,076           1,420
                                                                       ----------------------------------------
              Total net revenues                                        667,650         525,094         438,132
                                                                       ----------------------------------------
     Costs and expenses
         Cost of manufactured products                                  557,991         450,934         385,540
         Selling and delivery                                            23,525          21,197          27,131
         General and administrative                                      22,152          19,986          20,313
                                                                       ----------------------------------------
              Total costs and expenses                                  603,668         492,117         432,984
                                                                       ----------------------------------------

         Operating income                                                63,982          32,977           5,148

     Financial income                                                     2,627           2,950           1,844
                                                                       ----------------------------------------

     Income from continuing operations before income taxes               66,609          35,927           6,992

     Provision for taxes                                                 22,349          11,543             416
                                                                       ----------------------------------------

     Income from continuing operations                                   44,260          24,384           6,576

Discontinued operations
     Gain on sale of Cycle-Sat subsidiary (net of applicable
         income tax provision of $13,339)                                    --              --          16,472
                                                                       ----------------------------------------
Net income                                                             $ 44,260        $ 24,384        $ 23,048
                                                                       ----------------------------------------

Income per share:
     Continuing operations:
         Basic                                                         $   1.99        $   1.01        $    .26
         Diluted                                                           1.96            1.00             .26
     Discontinued operations:
         Basic                                                               --              --             .65
         Diluted                                                             --              --             .64
                                                                       ----------------------------------------
     Net income per share:
         Basic                                                         $   1.99        $   1.01        $    .91
         Diluted                                                           1.96            1.00             .90
                                                                       ----------------------------------------

     Weighted average common shares outstanding
       (in thousands):
         Basic                                                           22,209          24,106          25,435
         Diluted                                                         22,537          24,314          25,550


See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          YEAR ENDED
(DOLLARS IN THOUSANDS)                                                  AUGUST 28,         AUGUST 29,     AUGUST 30,
                                                                           1999              1998            1997
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                          $ 44,260         $ 24,384         $ 23,048
Adjustments to reconcile net income to net cash
   from operating activities:
     Depreciation and amortization                                          5,748            5,582            6,468
     Loss (gain) on disposal of property, leases and other assets              82              (45)             577
     (Credit) provision for doubtful receivables                           (1,049)             692            1,238
     Pre-tax gain on sale of Cycle-Sat subsidiary                              --               --          (29,811)
     Realized and unrealized gains on trading securities, net                  --               --             (137)
     Proceeds from sale of trading securities                                  --               --            4,453
     Provision for loss on disposal of electronic component
         assembly segment                                                      --               --           (4,074)
     Other                                                                     --              400               --
Change in assets and liabilities:
     (Increase) decrease in receivables and other assets                  (11,740)          10,585           (4,027)
     (Increase) decrease in inventories                                   (31,598)          (1,849)           9,519
     Increase (decrease) in accounts payable and accrued expenses          19,781            9,448           (2,349)
     (Decrease) increase in income taxes payable                           (2,422)          12,623               --
     (Decrease) increase in deferred income taxes                          (2,659)          (3,160)           1,074
     Increase in postretirement benefits                                    4,601            3,302            1,430
     Other                                                                     --               --           (2,194)
                                                                         ------------------------------------------
Net cash provided by operating activities                                  25,004           61,962            5,215
                                                                         ------------------------------------------
Cash flows from investing activities:
     Purchases of property and equipment                                  (11,577)          (5,567)          (4,438)
     Proceeds from sale of property and equipment                             355              313            4,498
     Investments in dealer receivables                                    (91,386)         (54,268)         (38,228)
     Collections of dealer receivables                                     79,611           54,828           36,543
     Investments in long-term notes receivable and other assets            (2,962)          (5,664)          (4,090)
     Proceeds from long-term notes receivable and other assets              5,774            2,607            2,889
     Proceeds from sale of Cycle-Sat subsidiary                                --               --           57,000
     Payments to minority shareholder from sale of Cycle-Sat                   --               --           (7,160)
     Other                                                                     --               --             (295)
                                                                         ------------------------------------------
Net cash (used) provided by investing activities                          (20,185)          (7,751)          46,719
                                                                         ------------------------------------------
Cash flows from financing activities and capital transactions:
     Payments for purchase of common stock                                 (8,975)         (28,358)              --
     Payment of long-term debt of discontinued operations                      --             (695)         (13,220)
     Payments of cash dividends                                            (4,443)          (4,898)          (5,090)
     Payments of long-term debt and capital leases                             --               --           (2,863)
     Proceeds from issuance of common and treasury stock                    2,019            1,513              613
                                                                         ------------------------------------------
Net cash used by financing activities and capital transactions            (11,399)         (32,438)         (20,560)
                                                                         ------------------------------------------
Net (decrease) increase in cash and cash equivalents                       (6,580)          21,773           31,374
Cash and cash equivalents at beginning of year                             54,740           32,967            1,593
                                                                         ------------------------------------------
Cash and cash equivalents at end of year                                 $ 48,160         $ 54,740         $ 32,967
                                                                         ------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN STOCKHOLDERS' EQUITY



                                                                   ADDITIONAL
(AMOUNTS IN THOUSANDS,                      COMMON SHARES            PAID-IN        REINVESTED             TREASURY STOCK
EXCEPT PER SHARE DATA)                   NUMBER       AMOUNT         CAPITAL        EARNINGS            NUMBER       AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1996                 25,840      $  12,920      $  23,723       $  74,221             487       $   5,553
Proceeds from the sale of common
     stock to employees                      14              7           (614)             --            (107)         (1,220)
Cash dividends on common stock -
     $.20 per share                          --             --             --          (5,090)             --              --
Net income                                   --             --             --          23,048              --              --
                                         ------------------------------------------------------------------------------------
Balance, August 30, 1997                 25,854         12,927         23,109          92,179             380           4,333
Proceeds from the sale of common
     stock to employees                      11              5           (602)             --            (225)         (2,110)
Payments for purchase of
     common stock                            --             --             --              --           2,897          28,358
Cash dividends on common stock -
     $.20 per share                          --             --             --          (4,898)             --              --
Net income                                   --             --             --          24,384              --              --
                                         ------------------------------------------------------------------------------------

Balance, August 29, 1998                 25,865         12,932         22,507         111,665           3,052          30,581
Proceeds from the sale of common
     stock to employees                       9              5           (600)             --            (254)         (2,614)
Payments for purchase of
     common stock                            --             --             --              --             777           8,975
Cash dividends on common stock -
     $.20 per share                          --             --             --          (4,443)             --              --
Net income                                   --             --             --          44,260              --              --
                                         ------------------------------------------------------------------------------------
Balance, August 28, 1999                 25,874      $  12,937      $  21,907       $ 151,482           3,575       $  36,942
                                         ------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF BUSINESS AND SIGNIFICANT
ACCOUNTING POLICIES
     In fiscal 1999, the Company's operations were conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Rialta, and Ultimate dealers. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competitions' units of comparable size and quality.

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

     REVENUE RECOGNITION. Sales are recorded by the Company when products are shipped to independent dealers. Interest income from dealer floor plan receivables is recorded on the accrual basis in accordance with the terms of the loan agreements.

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

     RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products, to meet new applications. During fiscal 1999,

1998 and 1997, the Company spent approximately $1,978,000, $1,128,000, and $1,695,000, respectively, on research and development activities.

     INCOME PER COMMON SHARE. Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

     Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options (See Note 15).

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

     On November 19, 1996, the Company sold all of the assets of Cycle-Sat to Vyvx, Inc., a subsidiary of The Williams Companies, Inc., Tulsa, Oklahoma for approximately $57 million. The transaction resulted in an after-tax gain of $16.5 million or $.64 per diluted share. Revenues applicable to Cycle-Sat for fiscal 1997 were $7,073,000.



NOTE 3:  DEALER FINANCING RECEIVABLES
     Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 28, 1999, the Company had certain concentration of credit risks whereby $24,146,000 of dealer financing receivables were due from one dealer.



NOTE 4:  INVENTORIES
     Inventories consist of the following:

                               AUGUST 28,     AUGUST 29,
(DOLLARS IN THOUSANDS)            1999           1998
----------------------------------------------------------
Finished goods               $    25,622       $    24,147
Work-in-process                   24,822            15,328
Raw materials                     55,076            33,384
----------------------------------------------------------
                                 105,520            72,859
LIFO reserve                      18,489            17,426
----------------------------------------------------------
                             $    87,031       $    55,433
----------------------------------------------------------

     The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.


NOTE 5:  LONG-TERM NOTES RECEIVABLE
     Long-term notes receivable of $787,000 and $4,515,000 at August 28, 1999 and August 29, 1998, respectively, are primarily collateralized by real estate. The notes had weighted average interest rates of 9.6 percent per annum and 8.6 percent per annum at August 28, 1999 and August 29, 1998, respectively, and have various maturity dates ranging through July 2001.

NOTE 6:  NOTES PAYABLE
     Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:


                             AVAILABLE CREDIT LINES                 OUTSTANDING                     INTEREST RATE
---------------------------------------------------------------------------------------------------------------------------
                            AUGUST 28,    AUGUST 29,         AUGUST 28,      AUGUST 29,         AUGUST 28,    AUGUST 29,
(DOLLARS IN THOUSANDS)         1999          1998               1999            1998               1999          1998
---------------------------------------------------------------------------------------------------------------------------
Notes payable            $    30,000   $    30,000         $    ---        $    ---               8.75%         9.0%





     Since March 1992, the Company has had a financing and security agreement with Bank of America Specialty Group (formerly Nations Bank Specialty Lending
Unit). Terms of the agreement limit borrowings to the lesser of $30,000,000 or 75 percent of eligible inventory (fully manufactured recreation vehicles and motor home chassis and related components). Borrowings are secured by the Company's receivables and inventory. Borrowings under the agreement bear interest at the prime rate, as defined in the agreement, plus 50 basis points. The line of credit is available and continues for successive one-year periods unless either party provides at least 90 days' notice prior to the end of the one-year period to the other party that they wish to terminate the line of credit. The agreement also contains certain restrictive covenants, including maintenance of minimum net worth, working capital and current ratio. As of August 28, 1999, the Company was in compliance with these financial covenants. There were no outstanding borrowings under the line of credit during fiscal 1998 or fiscal 1999.

NOTE 7:  EMPLOYEE RETIREMENT PLANS
     The Company has a qualified profit sharing and contributory 401(k) plan and a stock bonus retirement plan for eligible employees. The plans provide for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plans in cash for fiscal 1999, 1998 and 1997 were $2,391,000, $1,985,000, and $1,933,000, respectively.

     The Company also has a non-qualified deferred compensation program which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,923,000, $1,487,000, and $1,558,000, in fiscal 1999,
1998 and 1997, respectively. Total deferred compensation liabilities were $23,856,000 and $22,024,000 at August 28, 1999 and August 29, 1998,
respectively.

     To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $10,390,000 and $9,254,000 at August 28, 1999 and August 29, 1998, respectively) are presented as assets of the Company in the accompanying balance sheets.

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


                                               AUGUST 28,      AUGUST 29,
(DOLLARS IN THOUSANDS)                           1999             1998
-------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation, beginning of year         $ 31,929         $ 22,081
Service cost                                     1,880            1,225
Interest cost                                    1,834            1,535
Net benefits paid                                 (444)            (317)
Actuarial (gain)/loss                           (7,154)           7,405
                                              -------------------------
Benefit obligation, end of year               $ 28,045         $ 31,929
                                              -------------------------

Funded status - benefit obligation            $ 28,045         $ 31,929
Unrecognized net actuarial gain (loss)           4,231           (2,926)
Unrecognized prior service cost                    411              460
                                              -------------------------
Accrued benefit cost                          $ 32,687         $ 29,463
                                              -------------------------

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent at August 28, 1999 and 6.0 percent at August 29, 1998. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 28, 1999 was 9.14 percent, decreasing each successive year until it reaches 5.25 in 2019 after which it remains constant.

     Net postretirement benefit expense for the fiscal years ending August 28, 1999, August 29, 1998 and August 30, 1997 consisted of the following components:

                                                AUG. 28,         AUG. 29,       AUG. 30,
(DOLLARS IN THOUSANDS)                            1999            1998           1997
----------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                    $ 1,880         $ 1,225         $   876
Interest cost                                     1,834           1,535           1,153
Net amortization and deferral                       (48)           (183)           (490)
                                                ---------------------------------------
Net periodic benefit cost                       $ 3,666         $ 2,577         $ 1,539
                                                ---------------------------------------


     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                           ONE               ONE
                                       PERCENTAGE        PERCENTAGE
                                          POINT             POINT
(DOLLARS IN THOUSANDS)                  INCREASE          DECREASE
---------------------------------------------------------------------
Effect on total of service and
     interest cost components              $1,098           ($803)
Effect on postretirement
     benefit obligation                     7,342          (5,478)


NOTE 8: CONTINGENT LIABILITIES AND COMMITMENTS
     It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased unit. The Company's contingent liability on all repurchase agreements was approximately $168,552,000 and $132,540,000 at August 28, 1999 and August 29, 1998,
respectively. The Company's losses under repurchase agreements were approximately $55,000, $153,000 and $344,000 during fiscal 1999, 1998 and 1997, respectively.

     Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with Bank of America Specialty Group (formerly Nations Bank Specialty Lending Unit) and Conseco Finance Servicing Group (formerly Green Tree Financial). Contingent liabilities under these recourse agreements were $7,480,000 and $18,623,000 at August 28, 1999 and August 29, 1998, respectively. The Company did not incur any actual losses under these recourse agreements during fiscal 1999, 1998 and 1997.

     The Company has product liability insurance for product liability claims, however the Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on insurance market conditions and for the past three fiscal years was at $2,500,000 per occurrence and ranged from $6,000,000 (fiscal 1999) to $8,000,000 in aggregate per policy year. Liabilities in excess of these amounts are the responsibility of the insurer.

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


NOTE 9:  INCOME TAXES
     The components of the provision for income taxes are as follows:

                                                             YEAR ENDED
(DOLLARS IN                                 AUG. 28,           AUG. 29,     AUG. 30,
THOUSANDS)                                    1999              1998           1997
--------------------------------------------------------------------------------------
Continuing operations:
Current                                     $ 25,008         $ 14,703         $  1,288
Deferred                                      (2,659)          (3,160)            (872)
                                            ------------------------------------------
                                              22,349           11,543              416
                                            ------------------------------------------
Discontinued operations:
Current                                           --               --           11,393
Deferred                                          --               --            1,946
                                            ------------------------------------------
                                                  --               --           13,339
                                            ------------------------------------------
Total provision                             $ 22,349         $ 11,543         $ 13,755
                                            ------------------------------------------

     The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                          YEAR ENDED
                                      AUGUST 28, 1999   AUGUST 29, 1998   AUGUST 30, 1997
-----------------------------------------------------------------------------------------
U.S. federal statutory rate                35.0%             35.0%             35.0%
Cash surrender value                       (0.6)             (1.2)             (0.9)
Life insurance premiums                     0.1               0.2               0.3
Tax credits                                (0.7)             (1.0)             (1.1)
Net loss of WIE not included in
    consolidated return                    ---               ---                7.3
Loss on sale of WIE                        ---               ---               (9.9)
State taxes, net of federal benefit         0.5               0.1               1.0
Foreign sales corporation commissions      (0.2)             (0.5)              0.7
Other                                      (0.5)             (0.5)              5.0
                                           -----------------------------------------
Total                                      33.6%             32.1%             37.4%
                                           -----------------------------------------
Whereof:
    Continuing operations                  33.6%             32.1%             5.9%
    Discontinued operations                ---               ---               44.7%
                                           -----------------------------------------

     The tax effect of significant items comprising the Company's net deferred tax assets are as follows:


                                                         AUGUST 28,                         AUGUST 29,
                                                           1999                                1998
(DOLLARS IN THOUSANDS)                      ASSETS       LIABILITIES         TOTAL            TOTAL
------------------------------------------------------------------------------------------------------
Current:
Accrued vacation                           $  1,260        $     --         $  1,260         $  1,199
Legal reserves                                  627              --              627              740
Warranty reserves                             2,242              --            2,242            1,841
Bad debt reserves                               380              --              380              859
Self-insurance reserve                        1,387              --            1,387            1,248
Miscellaneous reserves                        1,375            (289)           1,086            1,019
                                           ----------------------------------------------------------
Subtotal                                      7,271            (289)           6,982            6,906
                                           ----------------------------------------------------------
Noncurrent:
Postretirement health care benefits          11,440              --           11,440           10,312
Deferred compensation                         8,834              --            8,834            8,247
Property and equipment                           --          (2,491)          (2,491)          (2,488)
Operating loss carryforward of subsidiary       871              --              871               --
                                           ----------------------------------------------------------
Subtotal                                     21,145          (2,491)          18,654           16,071
                                           ----------------------------------------------------------
Total                                      $ 28,416        $ (2,780)        $ 25,636         $ 22,977
                                           ----------------------------------------------------------


NOTE 10:  FINANCIAL INCOME AND EXPENSE
     The following is a reconciliation of financial income (expense):

                                                       YEAR ENDED
(DOLLARS IN THOUSANDS)                AUGUST 28, 1999  AUGUST 29, 1998 AUGUST 30, 1997
--------------------------------------------------------------------------------------
Interest income from investments
     and receivables                      $ 1,085         $ 2,454         $ 2,534
Dividend income                             1,621             863             398
Interest expense                              (91)           (425)           (674)
Net realized losses on sale of
     trading securities                        --              --            (995)
Net unrealized gains on trading
     securities                                --              --           1,132
Gains (losses) on foreign currency
     transactions                              12              58            (551)
                                          ---------------------------------------
                                          $ 2,627         $ 2,950         $ 1,844
                                          ---------------------------------------

NOTE 11:  DIVIDEND DECLARED
     On October 7, 1999, the Board of Directors declared a cash dividend of $.10 per common share payable January 10, 2000, to shareholders of record on December 10, 1999.


NOTE 12:  STOCK OPTION PLANS
     The Company's 1987 stock option plan allowed the granting of non-qualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plan expired in fiscal 1997; however, exercisable options representing 186,599 shares remain outstanding at August 28, 1999.

     The Company's 1997 stock option plan provides additional incentives to those officers, employees, directors, advisors and consultants of the Company whose substantial contributions are essential to the continued growth and success of the Company's business. A total of 2,000,000 shares of the Company's common stock may be issued or transferred or used as the basis of stock appreciation rights under the 1997 stock option plan. The plan allows the granting of non-qualified and incentive stock options as well as stock appreciation rights. The plan is administered by a committee appointed by the Company's Board of Directors. The option prices for these shares shall not be less than 85 percent of the fair market value of a share at the time of option granting for non-qualified stock options or less than 100 percent for incentive stock options. The term of each option expires and all rights to purchase shares thereunder cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the Committee. Options granted under this plan become exercisable six months after the date the option is granted unless otherwise set forth in the agreement.

     A summary of stock option activity for fiscal 1999, 1998 and 1997 is as follows:




                                          1999                             1998                             1997
                                                   WTD.                             WTD.                                 WTD.
                                                   AVG.                             AVG.                                 AVG.
                                       PRICE PER EXERCISE             PRICE PER   EXERCISE               PRICE PER    EXERCISE
                            SHARES       SHARE   PRICE/SH     SHARES     SHARE    PRICE/SH     SHARES      SHARE      PRICE/SH
------------------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of year        650,695     $4 - $9   $ 7.34     649,500    $4 - $10    $6.53        746,000    $4 - $12     $6.56
Options granted             259,250     10 - 15    10.47     231,000           9     8.56        242,000     7 - 8        7.68
Options exercised          (227,098)     6 - 10     7.24    (218,472)    4 -  10     6.22       (107,000)    4 - 6        4.87
Options canceled             (2,671)          8     7.75     (11,333)          8     7.75       (231,500)    8 - 12      10.40
                       -------------------------------------------------------------------------------------------------------
Outstanding at end
   of year                  680,176     $4 - $15  $ 8.56     650,695    $4 - $9     $7.34        649,500    $4 - $10    $6.53
                       ------------------------------------------------------------------------------------------------------
Exercisable at end
   of year                  309,593     $4 - $15  $ 7.47     444,352    $4 - $9     $6.87        422,500    $4 - $10    $5.92
                       ------------------------------------------------------------------------------------------------------



     The following table summarizes information about stock options outstanding at August 28, 1999:


     RANGE OF             NUMBER               WEIGHTED              WEIGHTED               NUMBER             WEIGHTED
     EXERCISE         OUTSTANDING AT           REMAINING              AVERAGE           EXERCISABLE AT          AVERAGE
      PRICES          AUGUST 28, 1999      CONTRACTUAL LIFE       EXERCISE PRICE        AUGUST 28, 1999     EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
$  4.31 - $5.69           95,600                   2               $    4.45                95,600           $    4.45
   7.19 -  7.75          114,999                   7                    7.66                51,999                7.55
   8.56 -  9.00          216,327                   7                    8.62               147,994                8.65
  10.19 - 15.38          253,250                   9                   10.47                14,000               15.38
                      -----------------------------------------------------------------------------------------------------
                        680,176                    7               $    8.56               309,593           $    7.47



     In 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation." The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 1999, 1998 and 1997 income and earnings per share would have been changed to the pro forma amounts indicated below:


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)              1999              1998             1997
------------------------------------------------------------------------------------------------------
Net income
    As reported                                         $   44,260       $   24,384        $   23,048
    Pro forma                                               43,508           24,055            22,884
Income per share (basic)
    As reported                                         $     1.99       $     1.01        $      .91
    Pro forma                                                 1.96             1.00               .90
Income per share (diluted)
    As reported                                         $     1.96       $     1.00        $      .90
    Pro forma                                                 1.93              .99               .90


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                   1999            1998            1997
-----------------------------------------------------------------------------------------
Dividend yield                                      1.54%           2.28%           3.19%
Risk-free interest rate                             6.05%           4.59%           6.64%
Expected life                                     7 years         7 years         7 years
Expected volatility                                44.36%          32.29%          29.27%
Estimated fair value of options granted
     per share                                     $5.06           $2.86     $2.40-$2.58


NOTE 13: SUPPLEMENTAL CASH FLOW DISCLOSURE

     Cash paid during the year for:

                                                                  YEAR ENDED
          (DOLLARS IN THOUSANDS)        AUGUST 28, 1999         AUGUST 29, 1998         AUGUST 30, 1997
-------------------------------------------------------------------------------------------------------
         Interest                       $        96               $       465             $       656
         Income taxes                        27,430                    10,599                  16,426



NOTE 14:  BUSINESS SEGMENT INFORMATION
     The Company defines its operations into two business segments: Recreation vehicles and other manufactured products and dealer financing. Recreation vehicles and other manufactured products includes all data relative to the manufacturing and selling of the Company's Class A, B and C motor home products as well as sales of component products for other manufacturers and recreation vehicle related parts and service revenue. Dealer financing includes floorplan and rental unit financing for a limited number of the Company's dealers. Management focuses on operating income as a segment's measure of profit or loss when evaluating a segment's financial performance. Operating income is before interest expense, interest income, and income taxes. A variety of balance sheet ratios are used by management to measure the business. Maximizing the return from each segment's assets excluding cash and cash equivalents is the primary focus. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Identifiable assets are those assets used in the operations of each industry segment. General corporate assets consist of cash and cash equivalents, deferred income taxes and other corporate assets not related to the two business segments. General corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

     For the years ended August 28, 1999, August 29, 1998 and August 30, 1997, the Company's segment information is as follows:

                                            RECREATION
                                         VEHICLES & OTHER
                                           MANUFACTURED             DEALER           GENERAL
(DOLLARS IN THOUSANDS)                       PRODUCTS              FINANCING        CORPORATE           TOTAL
---------------------------------------------------------------------------------------------------------------------------
1999
Net revenues                                $ 664,655            $    2,995      $         ---       $  667,650
Operating income (loss)                        60,435                 4,085             (538)           63,982
Identifiable assets                           181,951                25,439            78,499          285,889
Depreciation and amortization                   5,507                     4               237            5,748
Capital expenditures                           11,463                    18                96           11,577
Operating income of the dealer financing segment reflects a $1,100,000 repayment of a previously fully reserved receivable.

1998
Net revenues                               $  523,018            $    2,076      $        ---       $  525,094
Operating income (loss)                        32,466                 1,845           (1,334)           32,977
Identifiable assets                           132,954                15,441            82,217          230,612
Depreciation and amortization                   5,323                     5               254            5,582
Capital expenditures                            5,545                    19                 3            5,567

1997
Net revenues from continuing
     operations                            $  436,712             $   1,420      $        ---       $  438,132
Operating income (loss) from
     continuing operations                      6,976                   736           (2,564)            5,148
Identifiable assets                           135,973                16,912            60,590          213,475
Depreciation and amortization                   5,797                     9               662            6,468
Capital expenditures                            3,982                    35               421            4,438



     Summary information for WIE is as follows: Net revenues - $9,655, operating loss - $(6,376). The Company sold WIE during August, 1997. As a result of the sale, the Company recorded a capital loss for tax purposes resulting in a tax credit of approximately $3,700,000 due to this loss. These amounts are included in the Recreation Vehicles and Other Manufactured Products segment above.

NOTE 15:  INCOME PER SHARE
     The following table reflects the calculation of basic and diluted income per share for the past three fiscal years.


(IN THOUSANDS, EXCEPT PER SHARE DATA)            AUGUST 28, 1999   AUGUST 29, 1998   AUGUST 30, 1997
-------------------------------------------------------------------------------------------------
Income per share - basic:
     Income from continuing operations               $44,260           $24,384           $ 6,576
     Income from discontinued operations                  --                --            16,472
                                                     -------------------------------------------
     Net income                                      $44,260           $24,384           $23,048
                                                     -------------------------------------------
     Weighted average shares outstanding              22,209            24,106            25,435
                                                     -------------------------------------------
     Income per share from continuing
         operations - basic                          $  1.99           $  1.01           $   .26
     Income per share from discontinued
         operations - basic                               --                --               .65
                                                     -------------------------------------------
     Net income per share                            $  1.99           $  1.01           $   .91
                                                     -------------------------------------------

Income per share - assuming dilution:
     Income from continuing operations               $44,260           $24,384           $ 6,576
     Income from discontinued operations                  --                --            16,472
                                                     -------------------------------------------
     Net income                                      $44,260           $24,384           $23,048
                                                     -------------------------------------------
     Weighted average shares outstanding              22,209            24,106            25,435
     Dilutive impact of options outstanding              328               208               115
                                                     -------------------------------------------
     Weighted average shares and potential
         dilutive shares outstanding                  22,537            24,314            25,550
                                                     -------------------------------------------
     Income per share from continuing
         operations - assuming dilution              $  1.96           $  1.00           $   .26
     Income per share from discontinued
         operations - assuming dilution                   --                --               .64
                                                     -------------------------------------------
     Net income per share - assuming dilution        $  1.96           $  1.00           $   .90
                                                     -------------------------------------------

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
WINNEBAGO INDUSTRIES, INC.
FOREST CITY, IOWA


     We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 28, 1999 and August 29, 1998 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended August 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries as of August 28, 1999 and August 29, 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 28, 1999 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
MINNEAPOLIS, MINNESOTA

OCTOBER 7, 1999

                 NET REVENUES BY MAJOR PRODUCT CLASS (UNAUDITED)

                                                                              FISCAL YEAR ENDED (1)
                                                  AUGUST 28,        AUGUST 29,       AUGUST 30,        AUGUST 31,   AUGUST 26,
(DOLLARS IN THOUSANDS)                               1999              1998             1997              1996         1995
-----------------------------------------------------------------------------------------------------------------------------
Motor homes (Class A & C)                          $610,987          $468,004         $381,191          $432,212    $402,435
                                                       91.5%             89.1%            87.0%             89.2%       87.5%
Other recreation vehicle revenues (2)                15,587            18,014           19,771            17,166      19,513
                                                        2.3%              3.5%             4.5%              3.5%        4.2%
Other manufactured products revenues (3)             38,081            37,000           35,750            34,020      36,961
                                                        5.7%              7.0%             8.2%              7.0%        8.0%
-----------------------------------------------------------------------------------------------------------------------------
     Total manufactured products revenues           664,655           523,018          436,712           483,398     458,909
                                                       99.5%             99.6%            99.7%             99.7%       99.7%
Finance revenues (4)                                  2,995             2,076            1,420             1,406       1,220
                                                         .5%               .4%              .3%               .3%         .3%
-----------------------------------------------------------------------------------------------------------------------------
Total net revenues                                 $667,650          $525,094         $438,132          $484,804    $460,129
                                                      100.0%            100.0%           100.0%            100.0%      100.0%


(1) The fiscal year ended August 31, 1996 contained 53 weeks; all other fiscal years in the table contained 52 weeks. All years prior to fiscal 1998 are appropriately restated to exclude the Company's discontinued Cycle-Sat subsidiary's revenues from satellite courier and tape duplication services.
(2) Primarily recreation vehicle related parts, EuroVan Campers, and recreation vehicle service revenue.
(3) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.
(4) WAC revenues from dealer financing.


                    INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                   QUARTER ENDED
FISCAL 1999                                      NOVEMBER 28,        FEBRUARY 27,            MAY 29,             AUGUST 28,
                                                    1998                1999                  1999                  1999
--------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $157,664            $154,132              $191,546              $164,308
Gross profit                                        24,876              24,369                33,742                26,672
Operating income                                    14,080              14,586                21,616                13,700
Net income                                           9,649               9,954                14,611                10,046
Net income per share (basic)                           .43                 .45                   .66                   .45
Net income per share (diluted)                         .43                 .45                   .65                   .44


                                                                                 QUARTER ENDED
FISCAL 1998                                     NOVEMBER 29,           FEBRUARY 28,            MAY 30,             AUGUST 29,
                                                    1997                   1998                 1998                  1998
----------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $125,896              $118,709              $150,515              $129,974
Gross profit                                        18,423                14,355                20,905                20,477
Operating income                                     7,428                 5,719                10,231                 9,599
Net income                                           5,338                 4,350                 7,334                 7,362
Net income per share (basic)                           .21                   .18                   .31                   .32
Net income per share (diluted)                         .21                   .18                   .31                   .32


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
E-Mail:  pr@winnebagoind.com

     This annual report as well as corporate news releases may also be viewed online in the Investor Relations section of Winnebago Industries' website: http://www.winnebagoind.com

SHAREHOLDER ACCOUNT ASSISTANCE
Transfer Agent to contact for address changes, account certificates and stock holdings:

Norwest Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
                  OR
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone:  (800) 468-9716 or (612) 450-4064
E-Mail:  stocktransfer@norwest.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, January 11, 2000, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

AUDITOR
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844


                                COMMON STOCK DATA
The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol:  WGO
Shareholders of record as of November 8, 1999:  7,267
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 1999 and fiscal 1998.


FISCAL 1999            HIGH        LOW       CLOSE   FISCAL 1998        HIGH         LOW        CLOSE
------------------------------------------------------------------------------------------------------
First Quarter        $12.06    $  8.25     $11.06    First Quarter    $  8.50     $ 6.81      $  7.69
Second Quarter        16.38      10.88      13.75    Second Quarter     12.00       7.38        12.00
Third Quarter         17.50      12.88      16.50    Third Quarter      13.25      10.50        11.19
Fourth Quarter        28.75      16.63      24.13    Fourth Quarter     15.19      10.75        11.13

                            CASH DIVIDENDS PER SHARE

                 FISCAL 1999                            FISCAL 1998
--------------------------------------------------------------------------------
     Amount              Date Paid             Amount               Date Paid
     ------              ---------             ------               ---------
     $    .10         January 11, 1999       $     .10           January 5, 1998
          .10         July 2, 1999                 .10           July 6, 1998

                             DIRECTORS AND OFFICERS

DIRECTORS
BRUCE D. HERTZKE (48)
Chairman of the Board, Chief Executive Officer and President
Winnebago Industries, Inc.

GERALD E. BOMAN (64)
Former Senior Vice President
Winnebago Industries, Inc.

JERRY N. CURRIE (54)
President and Chief Executive Officer
CURRIES Company and GRAHAM Manufacturing

FRED G. DOHRMANN (67)
Former Chairman of the Board and
Chief Executive Officer
Winnebago Industries, Inc.

JOHN V. HANSON (57)
Former President and Deputy Chairman of the Board
Winnebago Industries, Inc.

GERALD C. KITCH (61)
Former Executive Vice President
Pentair, Inc.

RICHARD C. SCOTT (65)
Vice President, University Development
Baylor University

FREDERICK M. ZIMMERMAN (63)
Professor of Manufacturing Systems Engineering
The University of St. Thomas

LUISE V. HANSON (86)
Director Emeritus



OFFICERS

[PHOTOS]

                              BRUCE D. HERTZKE (48)
                          Chairman of the Board, Chief
                        Executive Officer and President

                              EDWIN F. BARKER (52)
                                 Vice President,
                             Chief Financial Officer

                              RAYMOND M. BEEBE (57)
                                 Vice President,
                          General Counsel and Secretary

                            RONALD D. BUCKMEIER (52)
                                 Vice President,
                               Product Development

                             ROBERT L. GOSSETT (48)
                         Vice President, Administration

                              BRIAN J. HRUBES (48)
                                   Controller

                             JAMES P. JASKOVIAK (47)
                                 Vice President,
                               Sales and Marketing

                              ROBERT J. OLSON (48)
                          Vice President, Manufacturing

                           JOSEPH L. SOCZEK, JR. (56)
                                    Treasurer