Form 10-K, Exhibit 13
period 2001-08-25
WINNEBAGO INDUSTRIES INC
filed 2001-11-21
CIK 107687

EXHIBIT 13

                                     [PHOTO]



                                     [LOGO]
                                    WINNEBAGO
                                   INDUSTRIES

                                      2001
                                  ANNUAL REPORT

                                TABLE OF CONTENTS

Selected Financial Data ...............................................1
Mission Statement .....................................................2
Report to Shareholders ................................................3
Operations Review .....................................................6
Motor Home
 Product Classification ..............................................16
Management's Discussion
 and Analysis of
 Financial Condition
 and Results of Operations ...........................................17
Consolidated Balance Sheets ..........................................22
Consolidated Statements
 of Income ...........................................................24
Consolidated Statements of
 Cash Flows ..........................................................25
Consolidated Statements of
 Changes in Stockholders' Equity .....................................26
Notes to Consolidated
 Financial Statements ................................................27
Report of Independent Auditors .......................................38
Net Revenues by Major Product Class ..................................39
Interim Financial Information ........................................39
Shareholder Information ..............................................40
Directors and Officers ......................................Inside Back
                                                                   Cover

                                CORPORATE PROFILE

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through dealer organizations primarily under the Winnebago(R), Itasca(R), Rialta(R) and Ultimate(R) brand names. The Company markets its recreation vehicles on a wholesale basis to a broadly diversified dealer organization located throughout the United States, and to a limited extent, in Canada. As of August 25, 2001, the motor home dealer organization in the United States and Canada included approximately 305 dealer locations. Motor home sales by Winnebago Industries represented at least 86 percent of its revenues in each of the past five fiscal years. In addition, the Company's subsidiary, Winnebago Acceptance Corporation, engages in floor plan financing for a limited number of the Company's dealers. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.


                          RECENT FINANCIAL PERFORMANCE
                      (In thousands, except per share data)

                                     FISCAL 2001     FISCAL 2000     FISCAL 1999

Net Revenues                         $  681,834      $  753,382      $  677,011

Gross Profit                         $   94,504      $  112,894      $  102,408

Operating Income                     $   55,474      $   70,654      $   63,982

Net Income                           $   42,704      $   48,399      $   44,260

Diluted Income Per Share             $     2.03      $     2.20      $     1.96

Diluted Weighted Average Shares          21,040          22,011          22,537


INSIDE FRONT COVER   THE PHOTO ON THE COVER WAS PROVIDED BY THE NEVADA
                     COMMISSION ON TOURISM, AND PORTRAYS THE COMPANY'S
                     TOP-SELLING WINNEBAGO ADVENTURER.

                             SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)    AUG. 25,     AUG. 26,     AUG. 28,     AUG. 29,     AUG. 30,
                                                 2001(1)        2000         1999         1998         1997
--------------------------------------------------------------------------------------------------------------
FOR THE YEAR:
Net revenues (2)                                 $681,834     $753,382     $677,011     $533,385     $445,621
Income before taxes                                59,228       73,992       66,609       35,927        6,992
Pretax profit % of revenue                            8.7%         9.8%         9.8%         6.7%         1.6%
Provision for income taxes                       $ 15,474     $ 25,593     $ 22,349     $ 11,543     $    416
Income tax rate                                      26.1%        34.6%        33.6%        32.1%         5.9%
Income from continuing operations                $ 42,704     $ 48,399     $ 44,260     $ 24,384     $  6,576
Gain on sale of Cycle-Sat subsidiary                   --           --           --           --       16,472
                                             ----------------------------------------------------------------
Net income                                       $ 42,704     $ 48,399     $ 44,260     $ 24,384     $ 23,048
Income per share:
   Continuing operations:
     Basic                                       $   2.06     $   2.23     $   1.99     $   1.01     $    .26
     Diluted                                         2.03         2.20         1.96         1.00          .26
   Discontinued operations:
     Basic                                             --           --           --           --          .65
     Diluted                                           --           --           --           --          .64
                                             ----------------------------------------------------------------
   Net income per share:
     Basic                                       $   2.06     $   2.23     $   1.99     $   1.01     $    .91
     Diluted                                         2.03         2.20         1.96         1.00          .90
                                             ----------------------------------------------------------------
Weighted average common shares
  outstanding (in thousands):
     Basic                                         20,735       21,680       22,209       24,106       25,435
     Diluted                                       21,040       22,011       22,537       24,314       25,550
                                             ----------------------------------------------------------------

Cash dividends per share                         $    .20     $    .20     $    .20     $    .20     $    .20
Book value                                           9.99         8.22         6.70         5.11         4.86
Return on assets (ROA)                               12.5%        15.7%        15.5%        10.6%        10.8%
Return on equity (ROE)                               20.6%        27.7%        29.6%        20.9%        18.6%

Unit Sales:
   Class A                                          5,666        6,819        6,054        5,381        4,834
   Class C                                          3,410        3,697        4,222        3,390        2,724
                                             ----------------------------------------------------------------
     Total Class A & C Motor Homes                  9,076       10,516       10,276        8,771        7,558
   Class B Conversions (EuroVan Campers)              703          854          600          978        1,205

AT YEAR END:
Total assets                                     $342,033     $307,095     $285,889     $230,612     $213,475
Stockholders' equity                              207,464      174,909      149,384      116,523      123,882
Working capital                                   174,248      143,274      123,720       92,800      100,772
Long-term debt                                         --           --           --           --           --
Current ratio                                    3.5 to 1     3.0 to 1     2.5 to 1     2.5 to 1     3.4 to 1
Number of employees                                 3,325        3,300        3,400        3,010        2,830

(1) Includes a noncash after tax cumulative effect of change in accounting principle of $1.1 million expense or $.05 per share due to the adoption of SAB No. 101.
(2) Net revenues have been restated for the adoption of a new accounting principle related to shipping and handling fees and costs.


                                  [BAR CHARTS]

                                  Net Revenues
                             (Dollars in Millions)

                     1997    1998    1999    2000    2001
                    $445.6  $533.4  $677.0  $753.4  $681.8



                          Net Income Per Diluted Share
                                   (Dollars)

                     1997    1998    1999    2000    2001
                    $0.90   $1.00   $1.96   $2.20   $2.03


                              Shareholders' Equity
                             (Dollars In Millions)

                     1997    1998    1999    2000    2001
                    $123.9  $116.5  $149.4  $174.9  $207.5

                           WINNEBAGO INDUSTRIES, INC.

MISSION STATEMENT

Winnebago Industries, Inc. is a leading United States manufacturer of recreation vehicles (RVs) and related products and services. Our mission is to continually improve our products and services to meet or exceed the expectations of our customers. We emphasize employee teamwork and involvement in identifying and implementing programs to save time and lower production costs while maintaining the highest quality products. These strategies allow us to prosper as a business with a high degree of integrity and to provide a reasonable return for our shareholders, the ultimate owners of our business.

VALUES

How we accomplish our mission is as important as the mission itself. Fundamental to the success of the Company are these basic values we describe as the four
P's:

PEOPLE -- Our employees are the source of our vast strength. They provide our corporate intelligence and determine our reputation and vitality. Involvement and teamwork are our core corporate values.

PRODUCTS -- Our products are the end result of our teamwork's combined efforts, and they should be the best in meeting or exceeding our customers' expectations. As our products are viewed, so are we viewed.

PLANT -- Our facilities are believed to be the most technologically advanced in the RV industry. We continue to review facility improvements that will increase the utilization of our plant capacity and enable us to build the best quality product for the investment.

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

TO MY FELLOW SHAREHOLDERS:

     Winnebago Industries, Inc. completed fiscal 2001 with its third highest net revenues and net income in its history, in spite of the economic challenges we faced as a nation. We believe the Company's performance in fiscal 2001 is a result of the excellent acceptance of our new products, the solid performance of our dealer partners, our brand name recognition and strong quality reputation - all of which are competitive advantages in the marketplace.
     On the following pages, we will detail many advantages that have contributed to Winnebago Industries' success during fiscal 2001, and which we believe will continue to have a positive impact on our future.
     Financial measurements show that Winnebago Industries is leading the RV industry in:
     * Return on Shareholders' Equity
     * Return on Assets
     * Operating Margin
     * Net Profit Margin


                                  [BAR CHART]

                        Class A & C Retail Market Share
     (As reported by Statistical Surveys, Inc. CYTD Through September 2001)

                       WINNEBAGO IND. INC.     18.9%
                       FLEETWOOD ENT.          17.1%
                       MONACO COACH CORP.      14.8%
                       COACHMEN IND.           10.8%
                       THOR INDUSTRIES INC.     8.5%
                       NATIONAL RV HOLDINGS     4.8%




     Since fiscal 1997 we have chosen to refocus on our core motor home business with an emphasis on new product development. Through this product development process, over 65% of our 2002 motor homes were introduced as brand new products with innovative new features. We have also emphasized additional and improved sales and service programs, and the manufacturing of high quality products.

[PHOTO]
CAPTION: 2002 WINNEBAGO SIGHTSEER AND ITASCA SUNOVA

                             COMPETITIVE COMPARISON
           (Information obtained from last 12 months public filings.)

                                  [BAR CHARTS]

            RETURN ON EQUITY                   RETURN ON ASSETS

            WGO     22.3%                      WGO     13.2%
            MNC     13.6%                      THO      9.0%
            THO     12.9%                      MNC      7.2%
            COA     -4.2%                      COA     -3.0%
            NVH     -6.2%                      NVH     -4.8%
            FLE     -64.1%                     FLE     -20.9%


            OPERATING MARGIN                   NET PROFIT MARGIN

            WGO      8.1%                      WGO      6.3%
            MNC      4.9%                      THO      3.2%
            THO      4.7%                      MNC      2.9%
            COA     -2.1%                      COA     -1.4%
            NVH     -4.5%                      NVH     -2.6%
            FLE     -12.3%                     FLE     -11.1%



     As a result of this change in focus, we've experienced healthy market share gains. Winnebago Industries' market share is up 10 percent calendar year to date through September 2001 versus one year ago, placing us in the number one position in combined Class A and C retail sales for the first time in 20 years. Certainly, this is a very significant achievement for the Company.
     According to Statistical Surveys, Inc., the recreation vehicle (RV) retail reporting firm, Winnebago Industries achieved 18.9 percent of the combined Class A and C retail market nationally calendar year to date through September 2001 versus 17.2 percent for the same period last year.
     Winnebago Industries believes that it also leads the industry in RV manufacturing technology. We continue to refine our systems and processes to enhance our ability to increase quality, while maximizing the productivity of our workforce and facilities.
     To further enhance shareholder value, in March 2001, Winnebago Industries' Board of Directors authorized the repurchase of up to $15 million of the Company' s common stock. Since November 1997 through November 12, 2001, Winnebago Industries has had five repurchase programs, repurchasing approximately 5.9 million shares, or 23 percent, of the Company's outstanding stock as of November 1997.
     We are encouraged by the continued reduction in interest rates, and the acceptance of our new products, however, the economic environment since the September 11 tragedy leads us to be cautious about the next couple of quarters. Long-term, however, demographics are still in our favor as our target market of consumers age 50 and older is expected to increase for the next 30 years.
     Winnebago Industries was pleased to have received six consecutive Quality Circle Awards from
the Recreation Vehicle Dealers Association. These awards are             [PHOTO]
testaments to the Company's emphasis on quality in its total operation. By providing our customers with the highest quality motor homes with industry-leading sales and service programs, while creating solid working relationships with our dealer partners and our dedicated employees, we are ultimately delivering the best value for the owners of our corporation -- you, our shareholders. Winnebago Industries is the leading motor home manufacturer and believes that it has the competitive advantages necessary to continue to grow our market share and enhance our shareholder value well into the future.

/s/ Bruce D. Hertzke

Bruce D. Hertzke
Chairman of the Board,
Chief Executive Officer and President

  November 28, 2001



[GRAPHIC] AMERICAN FLAG
--------------------------------------------------------------------------------

                                LAND OF THE FREE
                                HOME OF THE BRAVE
                             A TRIBUTE TO OUR HEROES

     Winnebago Industries wishes to honor those killed and injured in the September 11 attacks and those who fight to protect our many freedoms on a daily basis.
     The following timely message has been displayed in Winnebago Industries' Visitors Center since 1986.
     "One of our most precious freedoms is the freedom to travel...to see and experience the ever-changing tapestry of life throughout the land. American enthusiasm for travel is rooted deep in our pioneer heritage.
     "Motor homes are a uniquely American way to enjoy that freedom..."

                                           Luise V. and John K. Hanson, Founders
                                           Winnebago Industries, Inc.

--------------------------------------------------------------------------------

                              WINNEBAGO INDUSTRIES
                        CLASS A & C RETAIL MARKET SHARE
                                (Calendar Year)

                                  [BAR CHART]

                      1997    1998    1999    2000    2001
                                                    CYTD/Sept.
                      15.8%   16.2%   16.4%   17.2%   18.9%

[PHOTO]
CAPTION: 2002 ITASCA SUNSTAR

                                OPERATIONS REVIEW

MARKET LEADERSHIP
     Winnebago Industries strengthened its market leadership role in fiscal 2001. In fact, Winnebago Industries ended its fiscal year in the number one motor home retail sales position for the first time in 20 years. Obviously, the Company's competitive advantages have had an effect in the marketplace. As stated in the Report to Shareholders, the Company has grown its retail market share of combined Class A and C motor homes from 15.8 percent in calendar 1997 to 18.9 percent year to date through September 2001. Also, Winnebago Industries improved its market share by 10 percent when compared to the same period last year.

NEW PRODUCT ADVANTAGES
     Competitive advantage was gained through the continued introduction of new product offerings with consistent high quality. New product lines are important for several reasons. Expanded product offerings create broader exposure of Winnebago Industries' products at the Company's dealerships and allow the Company to be able to reach more customers. New product lines also create additional opportunities for current owners of Winnebago Industries' products or other brands in the RV industry to trade up or down. Consumers often want the latest and greatest offerings available in the marketplace.
     Winnebago Industries' innovative motor home lineup for 2002 consists of Winnebago, Itasca, Rialta and Ultimate motor homes. In total, 65 percent of Winnebago Industries model lineup is new for 2002, including four brand new product lines: the Class A Winnebago Sightseer(TM) and Itasca Sunova(TM) and the Class C Winnebago Vista(TM) and Itasca Sunstar(TM). In addition to the four models mentioned above, the new 2002 model lineup also includes the redesigned Winnebago Chieftain(R) and Itasca Sunflyer(R). These high-line gas motor homes feature luxurious offerings in each of their four floorplans, and spaciousness with a dual slideout design.
     Along with the expansion of product offerings, Winnebago Industries has provided more features as standard equipment, as well as a continued emphasis on increasing usable interior space through greater utilization of slideouts on the Company's 2002 product offerings. Slideouts are now included in 82 percent of the Company's Class A & C product floorplans and all of Winnebago Industries Class A products. Also, all of Winnebago Industries' Class A diesel lineup and 83 percent of the Company's total Class A products feature two slideouts, while 24 percent of the Company's Class C models are now dual slides as well.

                              CLASS C RETAIL SALES
     (As reported by Statistical Surveys, Inc. CYTD Through September 2001)

                                  [BAR CHART]

                            WINNEBAGO IND.          24.9%
                            THOR IND.               18.3%
                            COACHMEN IND.           17.4%
                            FLEETWOOD ENT.          14.0%
                            GULFSTREAM COACH         7.6%
                            JAYCO INC.               7.1%



CLASS C ADVANTAGES
     Winnebago Industries, the top selling Class C manufacturer since 1998, continues to expand its Class C model lineup for 2002.
     The aerodynamic 2002 Rialta is built on the highly-maneuverable, front-wheel-drive Volkswagen chassis. The new 2.8L VR6+ engine featured in 2002 increases the Rialta's horsepower to 201hp, a 44 percent increase from the VR6 previously offered, while maintaining excellent fuel efficiency of approximately
16.3 miles per gallon combined city and highway using the Environmental Protection Agency testing guidelines. The Rialta is available in three models with four 22-foot floorplan options, each maximizing space without sacrificing comfort.

[PHOTO]
CAPTION: 2002 WINNEBAGO VISTA

     The brand new Winnebago Vista and Itasca Sunstar Class C motor homes are unique, fuel-efficient motor homes that are also built on the front-wheel-drive 7,275-lb. gross vehicle weight rating (GVWR) Volkswagen chassis. Offering great maneuverability, the Vista and Sunstar provide a multitude of sleeping areas, a full galley and a bathroom area with wardrobe in a compact 21-foot size.
     Multiple sleeping areas, slideout availability for expanded living areas and basement storage are all key ingredients to making the Winnebago Minnie(R) and Itasca Spirit(R) motor homes a must for great family trips. The Minnie and Spirit are excellent value-priced motor homes, each with seven models to choose from ranging from 22- to 31-feet in length. Two new models join the lineup for 2002, the 24F with a front slideout and the 29B with both a front lounge and rear bedroom slideout.

[PHOTO]
CAPTION: 2002 ITASCA SPIRIT 24F

     The Winnebago Minnie Winnie(R) and Itasca Sundancer(R) lines each feature three, widebody models for 2002. Featuring below floor construction, box-fold style valance doors and a curved fiberglass roof, the Minnie Winnie and Sundancer are designed with Class A features, yet have the conveniences of a Class C. Ranging from 27- to 31-feet in length, the 27P and the new 30V each offer two slideout rooms. The 27P features a refrigerator/dinette slideout, while the 30V features a galley/dinette slideout and the 31C features a dinette/couch slideout. The 27P and 30V models also feature a rear bed slideout, large bedroom wardrobe with drawers and a convenient desk/vanity area.

CLASS A ADVANTAGES
     Winnebago Industries also continues to expand its offerings of Class A motor homes, all of which feature slideouts in 2002.
     Brand new for 2002, the Winnebago Sightseer and Itasca Sunova offer outstanding value, quality construction and comfort at an affordable price. These wide-body, basement-style Class A models are available in 27- and 30-foot models and feature many standard features typically found as options on competitive coaches in this price class. The Sightseer and Sunova 27C models feature a unique dinette/refrigerator and pantry slideout, while the 30B models have a dinette/couch slideout. The 27C model utilizes the 14,800-lb. GVWR Workhorse(R) chassis, while the 30B model is available with the standard 18,000-lb. GVWR Ford(R) chassis, or the optional 18,000-lb. GVWR Workhorse chassis. The striking exterior features a durable fiberglass skin, attractive graphics and large storage compartments with painted, box-fold one-piece doors like those typically found on more expensive motor homes.
     The Winnebago Brave(R) and Itasca Sunrise(R) have been repositioned to a higher appointment and feature level in 2002. Ranging from 30- to 36-feet in length, three of the four models (32V, 34D and 36M) are brand new for 2002 and feature both a dinette/couch slideout and a 30-inch bedroom slideout room for increased living space, while the 30W model features a functional L-shaped galley/dinette slideout.
[PHOTO]
     The Winnebago Adventurer(R) motor home is the best selling Class A motor home on the market. Winnebago Industries also believes the Adventurer and the comparable Itasca Suncruiser(R) are the most user-friendly motor homes on the market today. Ranging in size from 30- to 37-feet in length, three of the four models in each line are new for 2002 and feature dual slideouts.

[PHOTO]
CAPTION: 2002 WINNEBAGO ADVENTURER

[PHOTO]
CAPTION: 2002 ITASCA SUNOVA

     The newly redesigned Winnebago Chieftain and Itasca Sunflyer also make their mark in 2002. Filling a niche for motor home consumers who want top-of-the-line elegance in front-engine gas-powered motor homes, the Chieftain and Sunflyer feature exclusive amenities and upgrades with the convenience, performance and floorplan flexibility only front-engine gas-powered motor homes can provide. Thanks to the new heavier 22,000 lb. GVWR Workhorse chassis with standard 22.5-inch aluminum wheels, Winnebago Industries was able to offer four spacious and luxurious floorplans ranging from 36- to 39-feet in length. Offering a front, flat floor slideout as well as a rear slideout in the bedroom, each model offers floorplan flexibility with innovative galley designs and a beautiful new entertainment center with expansive 32-inch color TV on most floorplans.
     Winnebago Industries continued its growth in the diesel pusher market as well. Since calendar 1998 through the most recent reported period ending calendar year to date through September, Winnebago Industries' percentage of the diesel retail market has grown by 111 percent from 4.5 percent in calendar 1998 to 9.5 percent year to date through September 2001.
     The Winnebago Journey(R) series is Winnebago Industries' entry-level diesel pusher product. Three of the four Journey models are new for 2002 and all feature dual slideouts. Ranging in length from 32- to 36-feet, the Journey is built on the 26,850-lb. GVWR Freightliner chassis with 275 hp Cummins engine and 5-speed MH 1000 Allison transmission.
     Available in five models (four are new for 2002) ranging in length from 32- to 39-feet in length, the Journey DL(R) is built on the 26,850-lb. GVWR Freightliner chassis with 330 hp Caterpillar diesel engine, 6-speed Allison transmission, rear radiator and Jacobs Extarder exhaust brake. The 32TD model offers a 300 hp Cummins engine and 6-speed transmission.

                              WINNEBAGO INDUSTRIES
                               DIESEL RETAIL SALES

                                  [BAR CHART]

                        1998    1999    2000    2001 CYTD/Sept
                        4.5%    8.7%    8.9%    9.5%


[PHOTO]
CAPTION: 2002 WINNEBAGO CHIEFTAIN

     The Itasca Horizon(TM) features four models in 32-foot and 39-foot lengths, three of which are new for 2002. All of the Horizon models feature both front slideout room extensions as well as rear bedroom slides. The Itasca Horizon models are also built on the Freightliner 26,850 lb. GVWR chassis with a 330 hp Caterpillar engine and 6-speed transmission. The 32TD model offers a 300 hp Cummins engine and 6-speed transmission.

[PHOTO]
CAPTION: 2002 ITASCA HORIZON

     Offering increased horsepower and GVWR in 2002, Winnebago Industries' premium diesel pusher Ultimate Advantage(R) line is now based on the 32,000-lb. GVWR Spartan chassis with a 350 hp Cummins diesel engine. The Ultimate Advantage is available in four models, three of which are new for 2002. The Ultimate Advantage features dual slides, a side radiator, independent front suspension, hydraulic leveling jacks and a Bi-Directional Isolator Relay Delay(TM), which charges either battery when needed. Also in 2002, the trailer hitch was increased in towing capacity from 5,000 to 10,000 pounds.
     Winnebago Industries' top-of-the-line Ultimate Freedom(R) is built on the 32,000 lb. GVWR Spartan Mountain Master GT chassis. Increased from 350 hp to 370 hp the Ultimate Freedom features a Cummins diesel engine, independent front suspension, side radiator and 6-speed Allison transmission. The Freedom also features the Bi-Directional Isolator Relay Delay. The Ultimate Freedom has two luxurious new floorplans for 2002, the 40JD and new 40WD. Both of these models feature a galley/sofa slideout in the front lounge area and unique rear chest of drawer slide in the bedroom with a 19-inch color TV with remote mounted above for optimal viewing.
     The 2002 Ultimate Advantage and Ultimate Freedom offer numerous new conveniences such as a remote doorbell, global positioning system, and the new SmartWheel(TM) steering wheel. This innovative steering wheel includes controls for the windshield wipers, ICC courtesy blink and cruise control.
     Working with Spartan Custom Chassis, Winnebago Industries' designers utilize the Company's Ulti-Bay(TM) chassis design for the Ultimate Advantage and Ultimate Freedom, providing major efficiencies in terms of material use and storage space utilization.
     Spartan provides the front and rear sections of the chassis, while Winnebago Industries completes the mid-section structure of the chassis and body with tall, extremely spacious storage compartments in the area normally claimed by chassis rails. The Ulti-Bay design centralizes exterior storage and provides a tremendous increase in storage space - up to 203 cubic feet of exterior storage space is available. The Ulti-Bay design also provides a consistent location for important components such as the electrical and water service centers, generator, etc.

NEW FEATURE ADVANTAGES
     Most 2002 models feature the new RV Radio(TM). Designed by Winnebago Industries' engineers and the radio manufacturer exclusively for RV usage, the customized RV Radio features an AM/FM radio, cassette and CD, as well as weatherband so you can check the weather whenever and wherever you're traveling. The large knobs and easy to read display make this innovative cassette/CD/radio the first of its kind in the industry.

[PHOTO]

[PHOTO]
CAPTION: 2002 ITASCA HORIZON WITH NEW DINING TABLE/COMPUTER DESK.

     A unique new dining table/computer desk is available for 2002 in the Winnebago Journey DL, Itasca Horizon, Ultimate Advantage and Ultimate Freedom models. The dining table easily extends to seat four people comfortably, while an adjacent cabinet provides additional storage for computer equipment or supplies.
     Finally, there's an electric slideout that meets Winnebago Industries high quality standards. The DigiSync(R) dual-arm slide system from Kwikee(R) is new to select Company products for 2002. Designed exclusively for the Company with the help of Winnebago Industries' engineers, this revolutionary new concept in slideout room design is a dual arm slide system that digitally synchronizes both slideout arms as they smoothly extend and retract to automatically square up the slideout room. The Kwikee DigiSync Electric Slide is featured in the Winnebago Minnie and Itasca Spirit Class C motor homes and the new Winnebago Sightseer and Itasca Sunova Class A motor homes.
     A rave success when introduced last year, the Rest Easy(TM) Multi-Position Lounge is now available on many of Winnebago Industries motor homes. Designed exclusively by Winnebago Industries, Rest Easy looks like a normal couch, but after pressing the electric switch, it turns into a cozy lounger with ottoman. Press the switch again, and presto - it's a comfortable bed. Variations of the Rest Easy are available in most Winnebago, Itasca and Ultimate models.

[PHOTO]
CAPTION: CORPORATE HOSPITALITY VEHICLE

COMMERCIAL AND
SPECIALTY VEHICLE ADVANTAGES
     Winnebago Industries maintains a competitive advantage with over 30 years experience in the commercial and specialty vehicle business, manufacturing a broad range of offerings. Products sold by the Commercial Vehicle Division continue to be an important source of incremental sales for Winnebago Industries. Several models are offered that can be custom designed for a wide variety of applications including medical, dental, law enforcement, and computer training. An upscale, 40-foot "corporate hospitality" vehicle based on the Ultimate Freedom platform was also developed in fiscal 2001. This versatile unit was created to meet the hospitality needs of race teams, corporate sponsors or vendors. The floor plan design provides a conference room in the rear and a spacious lounge environment in the forward area. The Specialty Vehicle Department is responsible for the sale of ability-equipped motor homes that are custom built for individuals with special mobility needs. Ability-equipped motor homes can be outfitted with wider entrance doors, wheelchair lifts, roll-in showers, hand driving controls, and other equipment needed to make them wheel chair accessible.

OEM ADVANTAGES
     Another competitive advantage, Winnebago Industries manufactures the majority of the parts used in its motor homes. This allows the Company to maintain strict quality standards, design parts to unique motor home needs and easily facilitate parts replacement for years to come. In addition, Winnebago

Industries is able to maximize its production capacity through the sale of original equipment manufacturing (OEM) components, while providing the added benefit of low cost component parts. Winnebago Industries generated revenues of $24.3 million from the sale of original equipment manufacturing (OEM) components in fiscal 2001.
     The largest portion of OEM revenues were generated by Winnebago Industries Creative Aluminum Products Company (CAPCO), which produces aluminum extrusion products, primarily for the RV and home building industries.

MARKETING ADVANTAGES
     Winnebago Industries also realizes a competitive advantage due to its strong brand name recognition. Winnebago Industries participated in several outstanding marketing opportunities in fiscal 2001. These opportunities continued to maximize our brand strength while further positioning us as the industry leader.
     Winnebago Industries participated in two media tours sponsored by the Recreation Vehicle Industry Association (RVIA) during fiscal 2001. For their second season touring as RVIA spokespersons, Brad and Amy Herzog used a 2001 Winnebago Adventurer for their "Baby Makes Three...in an RV" tour. The tour capitalized on Brad's recent national TV appearances and best-selling book STATES OF MIND, which describes Brad and Amy's 11-month Steinbeck-like journey across America in their motor home. The addition of Luke, their 8-month old son, has also helped reinforce the ease and flexibility of RV travel for the whole family.
     In his 10th consecutive year as RVIA spokesperson, David Woodworth used a 2001 Winnebago Journey DL for his "National RV History Tour." As a noted RV historian, David also towed an antique "Mae West" motor home behind the JourneyDL to relate the long history of RV travel benefits.
     Winnebago Industries also provided several motor homes during fiscal 2001 for "Biff Henderson's America" segments that appeared on the CBS "Late Show with David Letterman" TV show. We worked closely with RVIA, CBS and Letterman's staff to support these humorous Charles Kuralt-style segments.
     "Jeopardy" and "The Wheel of Fortune" TV shows also utilize Winnebago Braves as their contestant search vehicles. In addition, Winnebago Industries motor homes continued to be offered as grand prizes for "The Wheel of Fortune".
     In a spring promotion, some 1.8 million packages of Nabisco Mini Oreo bite size cookies appeared in grocery and convenience stores across the United

[PHOTO]
CAPTION: RV HISTORIAN DAVID WOODWORTH WITH 2001 WINNEBAGO JOURNEY DL AND 1931 MAE WEST HOUSECAR.

[PHOTO]

States with a Winnebago Minnie 31C featured on both the front and back of the package. The 2001 Minnie was the Grand Prize for the motorsports theme promotion.
     Also in fiscal 2001, the Nevada Commission on Tourism launched a campaign that will award up to five Winnebago Industries motor homes as grand prizes throughout the duration of the sweepstakes to the year 2003. The $1 million campaign also prominently features a 2001 Adventurer in the promotional material.
     This continued exposure in the media is a competitive advantage that is immeasurable in terms of continued brand recognition.

SALES AND SERVICE SUPPORT ADVANTAGES
     Further competitive advantage is realized by Winnebago Industries' comprehensive sales and service support for our dealers and retail customers. The Company believes that providing quality product and service support to our dealers through hands-on training and support materials, such as our on-line WIN NET information system, will ensure that our retail customers are more satisfied; thus promoting long-term growth and profitability.
     Winnebago Industries started its new "Peak Performer" product knowledge program in fiscal 2000 to encourage dealer sales staff to continue to build on their product knowledge. An additional "Best Product Knowledge" award program linked to this training program was started in fiscal 2001. The Best Product Knowledge awards honor the salespersons who have the best product knowledge of the features and benefits of the Company's Winnebago, Itasca, Rialta and Ultimate motor homes. From the over one thousand individuals in the Peak Performer program, one sales professional from each of the Company's 15 sales districts achieved the "Best Product Knowledge" status. These individuals were selected by their district sales managers based upon test results, training participation and application of product knowledge in their sales presentations. From the district winners, four ultimate "survivors" were then selected to compete in the final "Survivor" competition at Winnebago Industries' Dealer Days event in August, 2001.
     Winnebago Industries also prides itself on providing what it believes to be the highest level of warranty, parts and service programs in the industry and conducts extensive service training. In the past few years, Winnebago Industries has implemented additional industry-leading programs like the 40 percent warranty parts mark up, TripSaver Emergency Warranty Parts Shipments, and the enhanced WIN NET data entry system.
     To ensure that our sales and service programs are effective, we continually monitor our customer's satisfaction levels through surveys. From this data, Winnebago Industries has developed a Customer Satisfaction Index (CSI) that is used to shape our sales and service programs and to reward our most effective dealers. In 1986, Winnebago Industries initiated the first dealer recognition program within the RV industry. This "Circle of Excellence" Award recognized 139 dealers with this top honor for the 2001 model year, including six dealers who have achieved this exclusive status each year since the program was initiated 15 years ago, as well as 15 first-time winners.

[PHOTO]
CAPTION: DISCUSSION OF STEEL CAB ADVANTAGES DURING DEALER PRODUCT TRAINING SESSION.

[PHOTO]
CAPTION: WINNEBAGO INDUSTRIES' SERVICE DEPARTMENT PERSONNEL PROVIDE TECHNICAL ASSISTANCE TO OWNERS OF THE COMPANY'S MOTOR HOMES DURING THE ANNUAL WIT GRAND NATIONAL RALLY HELD IN FOREST CITY, IOWA.

WIT ADVANTAGES
     The Winnebago-Itasca Travelers (WIT) Club is very important to Winnebago Industries, particularly as club members have proven themselves to be extremely loyal, repeat buyers of the Company's products. The WIT Club enables the Company to stay connected with our motor home owners and provides added benefits to our owners as well. Caravans, rallies and tours held frequently throughout the year provide WIT Club members with a way to use their motor homes, remain active and keep in touch with their club-member friends. Winnebago Industries encourages its dealers to actively participate in local chapters by offering complimentary memberships to new purchasers and to host "Show & Tell" events on the dealership lots. The WIT Club also provides member benefits such as a monthly magazine, professional trip routing, purchasing and service discounts, mail forwarding and various types of insurance.

QUALITY ADVANTAGES
     Quality is also a competitive advantage for Winnebago Industries. The Company was pleased to again receive the Quality Circle Award from the Recreation Vehicle Dealers' Association (RVDA). Quality Circle status is the result of outstanding ratings on the RVDA's annual Dealer Satisfaction Index survey. Winnebago Industries was one of the two motor home manufacturers and the only company among the six largest motor home manufacturers to receive the Quality Circle Award. Winnebago Industries was also the only major motor home manufacturer to have won this award each year since it was instituted six years ago.

[PHOTO]
CAPTION: QUALITY CIRCLE AWARD
WINNEBAGO INDUSTRIES CHAIRMAN, CEO AND PRESIDENT BRUCE HERTZKE (SECOND FROM RIGHT) AND WINNEBAGO INDUSTRIES VICE PRESIDENT OF SALES AND MARKETING JIM JASKOVIAK (RIGHT) PROUDLY ACCEPT THE QUALITY CIRCLE AWARD FROM RVDA PRESIDENT MIKE MOLINO (LEFT) AND FORMER RVDA CHAIRMAN OF THE BOARD ERNIE FRIESEN (SECOND FROM LEFT) AT THE COMPANY'S DISPLAY DURING THE 2000 NATIONAL RV TRADE SHOW IN LOUISVILLE, KY.

     Additional programs continue to be a tremendous benefit to Winnebago Industries and the quality of our products as well. The Cost Savings Suggestion Program rewards employees for suggesting improvements to the Company's motor homes or internal processes that result in cost and/or time savings. Also, Action Teams have been developed to maximize efficiencies in our manufacturing system. The continued implementation of new technology is also allowing Winnebago Industries to continually improve quality, while increasing its production capacities.

TECHNOLOGY ADVANTAGES
     Winnebago Industries believes that it is the most technologically advanced RV manufacturer in the industry and remains on the cutting edge in terms of computerized equipment at all of its facilities. An additional $9.1 million was spent on capital expenditures in fiscal 2001 to upgrade manufacturing equipment and expand manufacturing capabilities in order to increase productivity and improve the quality of Winnebago Industries products. The new manufacturing technology installed in fiscal 2001 includes:

[PHOTO]
CAPTION: SLIDEOUT ROOM LOWERED FOR INSTALLATION FROM NEW MEZZANINE.

   * A new mezzanine was constructed over the assembly lines at the end of our main motor home manufacturing facility in order to expand the manufacturing capacity of slideout rooms.
   * A new material handling system was installed in Winnebago Industries' main motor home manufacturing facility in order to facilitate the transfer of components by conveyer to drop points on each assembly line.
   * A welding robot was installed for the welding of components for parts assemblies.
   * A windshield manipulator was installed to assist with windshield placement.
   * A fourth laser cutting system was installed in the Company's Metal Stamping Division.
   * A new CNC router was installed in the Company's Charles City Hardwoods Division.
   * The Plastics Division installed their first CNC router to route several different sizes, shapes and types of plastic components. (Winnebago Industries now has a total of 14 CNC routers and mills throughout the corporation.)

[PHOTO]
CAPTION: COMPARTMENT DOOR PRODUCTION IN HAMPTON FACILITY.

   * A compartment door manufacturing cell was added to the Company's Hampton facility, now building approximately 80 percent of the Company's compartment doors.
   * A new heat plenum roll former was installed to form aluminum heat runs for the Company's motor homes.
   * New low pressure RTM (resin transfer molding) device was installed in the Company's Hampton facility. This new device allows Winnebago Industries to manufacture fiberglass in a closed mold environment for improved surface quality and material thickness, as well as lower air emissions.
   * The ceramic floor installation area was expanded, enabling Winnebago Industries' capacity for installation in the Company's most luxurious motor homes to increase from two to 10 motor homes per day.
   * The sidewall laser projection system was replaced in the Company's main motor home complex. This system is used for placement of steel within the motor homes' sidewalls to enable secure installation of cabinets and appliances.
     Winnebago Industries' employees have worked extremely hard to successfully develop the Company's many competitive advantages. With the country's positive demographics trends and in spite of the current economic slowdown, Winnebago Industries believes it has the competitive advantages necessary to deliver the best results for its shareholders and continue to lead the RV industry as the industry faces demographic growth for the next 30 years.

                        MOTOR HOME PRODUCT CLASSIFICATION

CLASS A MOTOR HOMES
These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area and the driver's compartment are designed and produced by Winnebago Industries. Class A motor homes from Winnebago Industries include: Winnebago Sightseer, Brave, Adventurer, Chieftain, Journey and Journey DL; Itasca Sunova, Sunrise, Suncruiser, Sunflyer and Horizon; and Ultimate Advantage and Ultimate Freedom.

CLASS B VAN CAMPERS
These are panel-type trucks to which sleeping, kitchen, and/or toilet facilities are added. These models also have a top extension to provide more headroom. Winnebago Industries converts the EuroVan Camper, which is distributed by Volkswagen of America and Volkswagen of Canada.

CLASS C MOTOR HOMES (MINI)
These are mini motor homes built on a van-type chassis onto which manufacturers construct a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Vista, Minnie and Minnie Winnie; Itasca Sunstar, Spirit and Sundancer; and Rialta.

                                     [LOGO]
                                    WINNEBAGO
                                   INDUSTRIES

                             MOTOR HOME FAMILY TREE

Winnebago Industries manufactures four brands of Class A and C motor homes. Listed below are the brand names and model designations of the Company's 2002 product line.

       [LOGO]                  [LOGO]           [LOGO]              [LOGO]
      WINNEBAGO                ITASCA           RIALTA             ULTIMATE

* Vista                   * Sunstar           * Rialta        * Ultimate
* Minnie                  * Spirit                              Advantage
* Minnie Winnie           * Sundancer                         * Ultimate Freedom
* Sightseer               * Sunova
* Brave                   * Sunrise
* Adventurer              * Suncruiser
* Chieftain               * Sunflyer
* Journey/Journey DL      * Horizon

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

     Certain of the matters discussed in this Annual Report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to, reactions to actual or threatened terrorist attacks, availability and price of fuel, a significant increase in interest rates, a further slowdown in the economy, availability of chassis, slower than anticipated sales of new or existing products, new product introductions by competitors, collections of dealer receivables and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors; actual results could differ materially.

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

RESULTS OF OPERATIONS

FISCAL 2001 COMPARED TO FISCAL 2000
     Net revenues for recreation vehicles and other manufactured products were $677,593,000 for fiscal 2001, a decrease of $71,881,000, or 9.6 percent, from fiscal 2000. Motor home shipments (Class A and C) during fiscal 2001 were 9,076 units, a decrease of 1,440 units, or 13.7 percent, compared to fiscal 2000. The percentage decrease in net revenues was less than the percentage decrease in motor home unit sales because the Company's fiscal 2001 sales, as a percentage of total units sales, contained relatively more higher-priced units with slideout features as well as diesel powered Class A vehicles. The Company's net revenues during fiscal 2001 continued to reflect the decline in consumer confidence levels and a slowdown in the economy. The Company's performance within the RV industry in fiscal 2001 is a result of the excellent acceptance of its new products, solid performance of its dealer partners, brand recognition and strong quality reputation.
     Net revenues for dealer financing at Winnebago Acceptance Corporation (WAC) were $4,241,000 for fiscal 2001, an increase of $333,000 or 8.5 percent from fiscal 2000. Increased revenues for dealer financing reflect an increase in dealer receivable balances and to a lesser extent, an increase in interest rates charged when comparing fiscal 2001 to fiscal 2000.
     Cost of manufactured products, as a percent of manufactured product revenues, was 86.7 percent for fiscal 2001, compared to 85.5 percent for fiscal 2000. The Company's lower volume of production and sales of motor homes contributed to the reduced margins for fiscal 2001.
     Selling expenses increased by $305,000 to $25,423,000 comparing fiscal 2001 to fiscal 2000 and increased as a percentage of net revenues to 3.7 percent from
3.3 percent. The increases in dollars and percentage can be attributed primarily to increases in the Company's promotional programs. Decreased sales volume, during fiscal 2001 also contributed to the increase in percentage.
     General and administrative expenses decreased by $3,515,000 to $13,607,000 and to 2.0 percent of net revenues from 2.3 percent when comparing fiscal 2001 to fiscal 2000. Lower payments for employee incentive programs and reduced product liability costs were the primary reasons for the decreases in both dollars and percentages.
     For fiscal 2001, the Company had net financial income of $3,754,000 compared to net financial income of $3,338,000 during fiscal 2000. During 2001, the Company recorded $3,731,000 of net interest and dividend income and gains of $23,000 in foreign currency transactions. During fiscal 2000, the Company recorded $3,280,000 of net interest and dividend income and gains of $58,000 in foreign currency transactions. The increase in interest and dividend income when comparing the two periods was due primarily to larger cash balances available for investing during fiscal 2001.
     The effective income tax rate decreased from 34.6 percent in fiscal 2000 to
26.1 percent in fiscal 2001. The primary reason for the decrease was due to the Company realizing certain tax benefits during fiscal 2001 which had not been recorded previously due to the uncertainty of realization.
     For fiscal 2001, the Company had income before cumulative effect of a change in accounting principle (Staff Accounting Bulletin [SAB] No. 101) of $43,754,000, or $2.08 per diluted share. The comparable results for fiscal 2000 was net income of $48,399,000, or $2.20 per diluted share.
     The Company adopted SAB No. 101 at the beginning of fiscal 2001. SAB No. 101 which was issued by the Securities and Exchange Commission (SEC) in December 1999 sets forth the views of the SEC concerning revenue recognition. As a result of SAB No. 101, the Company began recording revenue upon the dealers' receipt of products rather than upon shipment by the Company. Adoption of SAB No. 101 during fiscal 2001 resulted in a decrease in the Company's net income of $1,050,000, or $.05 per diluted share.
     For fiscal 2001, the Company had net income of $42,704,000, or $2.03 per diluted share compared to fiscal 2000's net income of $48,399,000, or $2.20 per diluted share.

FISCAL 2000 COMPARED TO FISCAL 1999
     Net revenues for manufactured products were $749,474,000 for fiscal 2000, an increase of $75,458,000, or 11.2 percent, from fiscal 1999. Motor home shipments (Class A and C) during fiscal 2000 were 10,516 units, an increase of 240 units, or 2.3 percent, compared to fiscal 1999. Increased revenues reflected the Company's efforts to provide the market with more higher-priced units with slideout features as well as diesel-powered Class A vehicles.
     Net revenues for dealer financing at WAC were $3,908,000 for fiscal 2000, an increase of $913,000 or 30.5 percent from fiscal 1999. Increased revenues for dealer financing reflected an increase in dealer receivable balances and to a lesser extent, an increase in interest rates charged when comparing fiscal 2000 to fiscal 1999.
     Cost of manufactured products, as a percent of manufactured product revenues, was 85.5 percent for fiscal 2000, compared to 85.3 percent for fiscal 1999. Increases in the Company's discount programs during fiscal 2000 contributed to the reduced margins.
     Selling expenses increased by $797,000 to $25,118,000 comparing fiscal 2000 to fiscal 1999 but decreased as a percentage of net revenues to 3.3 percent from
3.6 percent. The increase in dollars can be attributed primarily to increases in advertising costs and in the Company's promotional programs. Increased sales volume, during fiscal 2000 contributed to the decrease in percentage.
     General and administrative expenses increased by $3,017,000 to $17,122,000 and to 2.3 percent of net revenues from 2.1 percent when comparing fiscal 2000 to fiscal 1999. Increases in insurance and legal costs during fiscal 2000 were the primary reasons for the increases in both dollars and percentages. A portion of the increase between the two periods was the result of expenses for fiscal 1999 being reduced due to monies the Company received and recorded on a previously fully reserved receivable.
     For fiscal 2000, the Company had net financial income of $3,338,000 compared to net financial income of $2,627,000 during fiscal 1999. During fiscal 2000, the Company recorded $3,280,000 of net interest and dividend income and gains of $58,000 in foreign currency transactions. During fiscal 1999, the Company recorded $2,615,000 of net interest and dividend income and gains of $12,000 in foreign currency transactions. The increase in interest and dividend income when comparing the two periods was due primarily to higher rates of returns earned on available invested cash and larger cash balances during fiscal 2000.
     The effective income tax rate increased from 33.6 percent in fiscal 1999 to
34.6 percent in fiscal 2000. The primary reason for the increase was due to increased state income taxes.
     For fiscal 2000, the Company had net income of $48,399,000, or $2.20 per diluted share, compared to fiscal 1999's net income of $44,260,000, or $1.96 per diluted share.

ANALYSIS OF FINANCIAL
CONDITION, LIQUIDITY
AND RESOURCES

     The Company generally meets its working capital, capital equipment and cash requirements with funds generated from operations.
     At August 25, 2001, working capital was $174,248,000, an increase of $30,974,000 from the amount at August 26, 2000. Cash provided by operations was $73,411,000, $51,412,000 and $25,004,000 during fiscal years ended August 25,
2001, August 26, 2000 and August 28, 1999, respectively. Operating cash flows were provided in fiscal 2001 primarily by income generated from operations as well as a decrease in working capital components. Cash flows used by investing activities were $19,717,000, $25,255,000 and $20,185,000 in fiscal 2001, 2000 and 1999, respectively. Cash flows used by investing activities primarily include increases in dealer receivables and investments in capital expenditures. Capital expenditures were $9,089,000 in fiscal 2001, $14,548,000 in fiscal 2000 and $11,577,000 in fiscal 1999. Net cash used by financing activities was $11,358,000 in fiscal 2001, $22,874,000 in fiscal 2000 and $11,399,000 in fiscal 1999. Cash used by financing activities in fiscal 2001, 2000 and 1999 was primarily to repurchase shares of the Company's common stock at a cost of $10,686,000, $19,726,000 and $8,975,000, respectively. (See
Consolidated Statements of Cash Flows.)
     The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $93,779,000 at August 25, 2001 compared to $51,443,000 at August 26, 2000.
     On October 19, 2000, the Company entered into an unsecured Credit Agreement with Wells Fargo Bank Iowa, National Association. The Credit Agreement provides the Company with a line of credit of $20,000,000 until January 31, 2002. The Company did not borrow under the line of credit with Wells Fargo Bank during fiscal 2001. (See Note 4 to the Company's 2001 Consolidated Financial Statements).
     Principal expected demands at August 25, 2001 on the Company's liquid assets for fiscal 2002 include capital expenditures of approximately $14,800,000 and payments of cash dividends. On March 14, 2001, the Board of Directors authorized the repurchase of outstanding shares of the Company's common stock, depending on market conditions, for an aggregate purchase price of up to $15,000,000. As of October 3, 2001, 218,000 shares had been repurchased for an aggregate consideration of approximately $4,491,000 under this authorization.
     Management currently expects its cash on hand and funds from operations to be sufficient to cover both short-term and long-term operating requirements.

NEW ACCOUNTING STANDARDS

     On August 27, 2000, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation.
     All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is not to enter into contracts with terms that cannot be designated as normal purchases or sales. The adoption of SFAS No. 133 on August 27, 2000, resulted in no transition adjustment.
     On August 27, 2000, the Company adopted the SEC's SAB No. 101, "Revenue Recognition in Financial Statements," which the SEC staff issued in

December 1999. SAB No. 101 sets forth the SEC's views concerning revenue recognition. As a result of SAB No. 101 the Company began recording revenue upon receipt of products by Winnebago Industries dealers rather than upon shipment by the Company. This change in revenue recognition required a non-cash charge to income in the Company's first quarter 2001 results, which reflects the cumulative effect of the prior year's results due to the application of SAB No. 101.

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

COMPANY OUTLOOK

     Due to the September 11 tragedy and the current economic environment, the Company is cautious about the next few quarters. Long-term, demographics are in the Company's favor as its target market of consumers age 50 and older is expected to increase for the next 30 years. Order backlog for the Company's Class A and Class C motor homes was approximately 1,600 orders at August 25, 2001, approximately 1,300 orders at August 26, 2000 and approximately 2,700 orders at August 28, 1999. The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be a measure of future sales.

                           CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)                                        AUGUST 25, 2001     AUGUST 26, 2000
-------------------------------------------------------------------------------------------------
Assets

Current assets:

Cash and cash equivalents                                      $       93,779      $       51,443

Receivables, less allowance for doubtful accounts
   ($244 and $1,168, respectively)                                     20,183              32,045

Dealer financing receivables, less allowance for doubtful
   accounts ($117 and $27, respectively)                               40,263              32,696

Inventories                                                            79,815              85,707

Prepaid expenses                                                        3,604               3,952

Deferred income taxes                                                   6,723               7,675
                                                               ----------------------------------

   Total current assets                                               244,367             213,518
                                                               ----------------------------------

Property and equipment, at cost:

Land                                                                    1,029               1,138

Buildings                                                              45,992              45,219

Machinery and equipment                                                82,182              78,099

Transportation equipment                                                5,482               5,414
                                                               ----------------------------------

                                                                      134,685             129,870

   Less accumulated depreciation                                       88,149              84,415
                                                               ----------------------------------

   Total property and equipment, net                                   46,536              45,455
                                                               ----------------------------------

Investment in life insurance                                           22,223              21,028
                                                               ----------------------------------

Deferred income taxes                                                  21,495              19,044
                                                               ----------------------------------

Other assets                                                            7,412               8,050
                                                               ----------------------------------

Total assets                                                   $      342,033      $      307,095
                                                               ----------------------------------

See notes to consolidated financial statements.

(DOLLARS IN THOUSANDS)                                        AUGUST 25, 2001     AUGUST 26, 2000
-------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable, trade                                        $       30,789      $       26,212

Income taxes payable                                                    4,938               8,790

Accrued expenses:
   Accrued compensation                                                13,730              13,924

   Product warranties                                                   8,072               8,114

   Insurance                                                            4,567               5,384

   Promotional                                                          3,181               3,145

   Other                                                                4,842               4,675
                                                               ----------------------------------

     Total current liabilities                                         70,119              70,244
                                                               ----------------------------------

Postretirement health care and deferred
   compensation benefits                                               64,450              61,942
                                                               ----------------------------------

Contingent liabilities and commitments

Stockholders' equity:
Capital stock common, par value $.50; authorized
   60,000,000 shares, issued 25,886,000 and
   25,878,000 shares, respectively                                     12,943              12,939

Additional paid-in capital                                             22,261              21,994

Reinvested earnings                                                   234,139             195,556
                                                               ----------------------------------

                                                                      269,343             230,489

Less treasury stock, at cost                                           61,879              55,580
                                                               ----------------------------------

Total stockholders' equity                                            207,464             174,909
                                                               ----------------------------------

Total liabilities and stockholders' equity                     $      342,033      $      307,095
                                                               ----------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED
                                                    AUGUST 25,         AUGUST 26,        AUGUST 28,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                  2001               2000              1999
----------------------------------------------------------------------------------------------------
Revenues:
   Manufactured products                           $    677,593       $    749,474      $    674,016
   Dealer financing                                       4,241              3,908             2,995
                                                   -------------------------------------------------
   Total net revenues                                   681,834            753,382           677,011
                                                   -------------------------------------------------

Costs and expenses:
   Cost of manufactured products                        587,330            640,488           574,603
   Selling                                               25,423             25,118            24,321
   General and administrative                            13,607             17,122            14,105
                                                   -------------------------------------------------
     Total costs and expenses                           626,360            682,728           613,029
                                                   -------------------------------------------------

       Operating income                                  55,474             70,654            63,982

Financial income                                          3,754              3,338             2,627
                                                   -------------------------------------------------

Income before income taxes                               59,228             73,992            66,609

Provision for taxes                                      15,474             25,593            22,349
                                                   -------------------------------------------------

Income before cumulative effect of
   change in accounting principle                        43,754             48,399            44,260

Cumulative effect of change in accounting
    principle, net of taxes                              (1,050)             - - -             - - -
                                                   -------------------------------------------------

Net income                                         $     42,704       $     48,399      $     44,260
                                                   -------------------------------------------------

Earnings per common share (basic):
Income before cumulative effect of change in
   accounting principle                            $       2.11       $       2.23      $       1.99
Cumulative effect of change in
   accounting principle                                    (.05)             - - -             - - -
                                                   -------------------------------------------------
Income per share (basic)                           $       2.06       $       2.23      $       1.99
                                                   =================================================

Earnings per common share (diluted):
Income before cumulative effect of change
   in accounting principle                         $       2.08       $       2.20      $       1.96
Cumulative effect of change in accounting
   principle                                               (.05)             - - -             - - -
                                                   -------------------------------------------------
Income per share (diluted)                         $       2.03       $       2.20      $       1.96
                                                   =================================================

Weighted average shares of common
   stock outstanding:
   Basic                                                 20,735             21,680            22,209
                                                   -------------------------------------------------
   Diluted                                               21,040             22,011            22,537
                                                   =================================================

See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED
                                                                AUGUST 25,        AUGUST 26,        AUGUST 28,
(IN THOUSANDS)                                                     2001              2000              1999
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                $     42,704      $     48,399      $     44,260

Adjustments to reconcile net income to
   net cash from operating activities:
     Depreciation and amortization                                    7,380             6,622             5,748
     Loss on disposal of property, leases and other assets              325               350                82
     Provision (credit) for doubtful receivables                         34               203            (1,049)
     Tax benefit of stock options                                     1,209             - - -             - - -

Change in assets and liabilities:
     Decrease (increase) in receivables and other assets             12,344               702           (11,740)
     Decrease (increase) in inventories                               5,892             1,324           (31,598)
     Increase (decrease) in accounts payable
     and accrued expenses                                             3,727            (8,306)           19,781
     (Decrease) increase in income taxes payable                     (3,852)              180            (2,422)
     Increase in deferred income taxes                               (1,499)           (2,674)           (2,659)
     Increase in postretirement benefit                               5,147             4,612             4,601
                                                               -------------------------------------------------

Net cash provided by operating activities                            73,411            51,412            25,004
                                                               -------------------------------------------------

Cash flows from investing activities:
     Purchases of property and equipment                             (9,089)          (14,548)          (11,577)
     Proceeds from sale of property and equipment                       338               531               355
     Investments in dealer receivables                             (114,907)         (103,125)          (91,386)
     Collections of dealer receivables                              107,261            95,061            79,611
     Investments in other assets                                     (3,320)           (3,724)           (2,962)
     Proceeds from other assets                                       - - -               550             5,774
                                                               -------------------------------------------------

Net cash used by investing activities                               (19,717)          (25,255)          (20,185)
                                                               -------------------------------------------------

Cash flows from financing activities
   and capital transactions:
     Payments for purchase of common stock                          (10,686)          (19,726)           (8,975)
     Payments of cash dividends                                      (4,121)           (4,324)           (4,443)
     Proceeds from issuance of common
     and treasury stock                                               3,449             1,176             2,019
                                                               -------------------------------------------------

Net cash used by financing activities and
  capital transactions                                              (11,358)          (22,874)          (11,399)
                                                               -------------------------------------------------

Net increase (decrease) in cash and cash equivalents                 42,336             3,283            (6,580)

Cash and cash equivalents at beginning of year                       51,443            48,160            54,740
                                                               -------------------------------------------------

Cash and cash equivalents at end of year                       $     93,779      $     51,443      $     48,160
                                                               -------------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN STOCKHOLDERS' EQUITY

                                                                    ADDITIONAL
(AMOUNTS IN THOUSANDS                           COMMON SHARES         PAID-IN       REINVESTED           TREASURY STOCK
EXCEPT PER SHARE DATA)                       NUMBER      AMOUNT       CAPITAL         INCOME           NUMBER       AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
Balance, August 29, 1998                     25,865    $   12,932    $   22,507     $  111,665          3,052     $   30,581

Proceeds from the sale of common
   stock to employees                             9             5          (600)            --           (254)        (2,614)

Payments for purchase of common stock            --            --            --             --            777          8,975

Cash dividends on common stock -
   $.20 per share                                --            --            --         (4,443)            --             --

Net income                                       --            --            --         44,260             --             --
                                           ----------------------------------------------------------------------------------

Balance, August 28, 1999                     25,874        12,937        21,907        151,482          3,575         36,942

Proceeds from the sale of common
   stock to employees                             4             2            87             --            (98)        (1,088)

Payments for purchase of common stock            --            --            --             --          1,127         19,726

Cash dividends on common stock -
   $.20 per share                                --            --            --         (4,325)            --             --

Net income                                       --            --            --         48,399             --             --
                                           ----------------------------------------------------------------------------------

Balance, August 26, 2000                     25,878        12,939        21,994        195,556          4,604         55,580

Proceeds from the sale of common
   stock to employees                             8             4           267          - - -           (364)        (4,387)

Payments for purchase of common stock         - - -         - - -         - - -          - - -            883         10,686

Cash dividends on common stock -
   $.20 per share                             - - -         - - -         - - -         (4,121)         - - -          - - -

Net income                                    - - -         - - -         - - -         42,704          - - -          - - -
                                           ----------------------------------------------------------------------------------

Balance, August 25, 2001                     25,886    $   12,943    $   22,261     $  234,139          5,123     $   61,879
                                           ----------------------------------------------------------------------------------

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company's operations are conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Rialta, and Ultimate dealers. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are its brand name recognition, the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competitions' units of comparable size and quality.

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

REVENUE RECOGNITION. The Company adopted SAB 101, "Revenue Recognition," as of the beginning of fiscal 2001. This new accounting principle requires the Company to recognize revenue upon delivery of products to the dealer, which is when title passes, instead of when shipped by the Company. Interest income from dealer floor plan receivables is recorded on the accrual basis in accordance with the terms of the loan agreements.

SHIPPING REVENUES AND EXPENSES. Shipping revenues for products shipped are included within sales, while shipping expenses are included within cost of goods sold, in accordance with Emerging Issues Task Force No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10). Shipping revenue and expense was previously reported as a net amount within selling expenses. Prior period revenues and expenses have been reclassified to revenues and cost of goods sold, which had no effect on previously reported net income.

INVENTORIES. Inventories are valued at the lower of cost or market, with cost being determined by using the last-in, first-out (LIFO) method and market defined as net realizable value.

PROPERTY AND EQUIPMENT. Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

           ASSET CLASS                                                ASSET LIFE
--------------------------------------------------------------------------------
Buildings                                                             10-30 yrs.
Machinery and Equipment                                                3-10 yrs.
Transportation Equipment                                                3-6 yrs.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The allowance for doubtful accounts is based on previous loss experience. Additional amounts are provided through charges to income as management believes necessary after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery.

RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products, to meet new applications. During fiscal 2001, 2000 and 1999, the Company spent approximately $2,121,000, $2,293,000 and $1,978,000, respectively, on research and development activities.

INCOME PER COMMON SHARE. Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options (See Note 13).

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS. All financial instruments are carried at amounts believed to approximate fair value.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year information has been reclassified to conform to the current year presentation. This reclassification had no affect on net income or stockholders' equity as previously reported.

NOTE 2: DEALER FINANCING RECEIVABLES

Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 25, 2001 and August 26, 2000, the Company had a concentration of credit risks whereby $39,243,000 and $32,565,000, respectively, of dealer financing receivables were due from one dealer.

NOTE 3: INVENTORIES

Inventories consist of the following:

                                                       AUGUST 25,    AUGUST 26,
(DOLLARS IN THOUSANDS)                                    2001          2000
--------------------------------------------------------------------------------
Finished goods                                         $   36,930    $   28,286
Work-in-process                                            21,725        19,577
Raw materials                                              44,232        59,674
                                                       -------------------------
                                                          102,887       107,537
LIFO reserve                                               23,072        21,830
                                                       -------------------------
                                                       $   79,815    $   85,707
                                                       -------------------------

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 4: NOTES PAYABLE

Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                                                       AUGUST 25,    AUGUST 26,
(DOLLARS IN THOUSANDS)                                    2001          2000
--------------------------------------------------------------------------------
Available Credit Lines                                $   20,000     $   30,000
Outstanding                                                - - -          - - -
Interest Rate                                               4.52%          10.0%

During the first quarter of fiscal 2001, the Company terminated a financing and security agreement with Bank of America Specialty Group (formerly Nations Bank Specialty Lending Unit). On October 19, 2000, the Company entered into an unsecured Credit Agreement with Wells Fargo Bank Iowa, National Association. The Credit Agreement provides the Company with a line of credit of $20,000,000 until January 31, 2002, at an interest rate of either (1) a variable rate per annum of one percent below the Bank's prime rate in effect from time to time or (2) a fixed rate per annum determined by the Bank to be one percent above LIBOR, as selected by the Company in accordance with the Credit Agreement. The Credit Agreement contains covenants that, among other matters, impose certain limitations on mergers, transfers of assets and encumbering or otherwise pledging the Company's assets. In addition, the Company is required to satisfy certain financial covenants and tests relating to tangible net worth, total liabilities and current ratio which the Company was in compliance with at August 25, 2001. There were no outstanding borrowings under the Financing and Security Agreement and/or the Credit Agreement during fiscal 2001 or fiscal 2000.

NOTE 5: EMPLOYEE RETIREMENT PLANS

The Company has a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plan in cash for fiscal 2001, 2000 and 1999 were $2,283,000, $2,685,000 and $2,391,000, respectively.

The Company also has a non-qualified deferred compensation program which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,659,000, $1,645,000 and $1,923,000, in fiscal 2001, 2000 and 1999, respectively. Total deferred compensation liabilities were $24,646,000 and $26,192,000 at August 25, 2001 and August 26, 2000, respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $13,637,000 and $11,640,000 at August 25, 2001 and August 26, 2000, respectively) are presented as assets of the Company in the accompanying balance sheets.

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

                                                       AUGUST 25,     AUGUST 26,
(DOLLARS IN THOUSANDS)                                    2001           2000
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation,
  beginning of year                                   $   36,925     $   28,045
Service cost                                               1,955          1,714
Interest cost                                              2,750          1,953
Net benefits paid                                           (587)          (475)
Plan amendment                                            (1,089)         - - -
Actuarial loss                                             1,225          5,688
                                                      --------------------------
Benefit obligation,
  end of year                                         $   41,179     $   36,925
                                                      --------------------------

Funded status -
  benefit obligation                                  $   41,179     $   36,925
Unrecognized net
  actuarial loss                                          (2,777)        (1,537)
Unrecognized prior
  service cost                                             1,402            362
                                                      --------------------------
Accrued benefit cost                                  $   39,804     $   35,750
                                                      --------------------------

The discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent at August 25, 2001 and 7.5 percent at August 26, 2000. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 25, 2001 was 9.6 percent, decreasing each successive year until it reaches 5.3 percent in 2022 after which it remains constant.

Net postretirement benefit expense for the fiscal years ended August 25, 2001, August 26, 2000 and August 28, 1999 consisted of the following components:

(DOLLARS IN                                  AUG. 25,     AUG. 26,     AUG. 28,
THOUSANDS)                                     2001         2000         1999
--------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                 $  1,955     $  1,714     $  1,880
Interest cost                                   2,750        1,953        1,834
Net amortization
  and deferral                                    (65)        (129)         (48)
                                             -----------------------------------
Net periodic
  benefit cost                               $  4,640     $  3,538     $  3,666
                                             -----------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                             ONE          ONE
                                                         PERCENTAGE   PERCENTAGE
                                                            POINT        POINT
(DOLLARS IN THOUSANDS)                                    INCREASE     DECREASE
--------------------------------------------------------------------------------
Effect on total of service
  and interest cost
  components                                            $  1,325      $   (979)
Effect on postretirement
  benefit obligation                                    $ 10,034      $ (7,576)

NOTE 6: CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased unit. The Company's contingent liability on all repurchase agreements was approximately $216,784,000 and $219,873,000 at August 25, 2001 and August 26, 2000. The
Company's losses under repurchase agreements were approximately $197,000, $282,000, and $55,000 during fiscal 2001, 2000 and 1999, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with Bank of America Specialty Group (formerly NationsBank Specialty Lending Unit) and Conseco Financing Servicing Group (formerly Green Tree Financial Servicing Corporation). Contingent liabilities under these recourse agreements were $3,276,000 and $6,846,000 at August 25, 2001 and August 26, 2000, respectively. The Company did not incur any actual losses under these recourse agreements during fiscal 2001, 2000 and 1999.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past four fiscal years was at $2,500,000 per occurrence and $6,000,000 in aggregate per policy year. Liabilities in excess of these amounts are the responsibility of the insurer.

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

NOTE 7: INCOME TAXES

The components of the provision for income taxes are as follows:

                                                                  YEAR ENDED
(DOLLARS IN                                            AUG. 25,     AUG. 26,     AUG. 28,
THOUSANDS)                                               2001         2000         1999
------------------------------------------------------------------------------------------
Current:
  Federal                                              $ 16,448     $ 27,162     $ 24,693
  State                                                     524        1,105          315
                                                       -----------------------------------
                                                       $ 16,972     $ 28,267     $ 25,008
Deferred:
  (Principally
  federal)                                               (1,498)      (2,674)      (2,659)
                                                       -----------------------------------
Total provision                                        $ 15,474     $ 25,593     $ 22,349
                                                       -----------------------------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                           YEAR ENDED
                                      AUGUST 25, 2001   AUGUST 26, 2000   AUGUST 28, 1999
-----------------------------------------------------------------------------------------
U.S. federal statutory rate                 35.0%             35.0%            35.0%
Cash surrender value                        (0.7)             (0.6)            (0.6)
Life insurance premiums                      0.1               0.1              0.1
Tax credits                                 (0.5)             (0.3)            (0.7)
State taxes, net of federal benefit          0.6               0.8              0.5
Foreign sales corporation commissions       (0.2)             (0.2)            (0.2)
Previously unrecorded tax benefits          (7.7)             - - -            - - -
Other                                       (0.5)             (0.2)            (0.5)
                                      ---------------------------------------------------
Total                                       26.1%             34.6%            33.6%
                                      ---------------------------------------------------

The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                                     AUGUST 25, 2001                   AUGUST 26, 2000
(DOLLARS IN THOUSANDS)                    ASSETS       LIABILITIES          TOTAL           TOTAL
------------------------------------------------------------------------------------- ----------------
CURRENT:
Accrued vacation                       $      1,404    $      - - -     $      1,404     $      1,394
Legal reserves                                  365           - - -              365              498
Warranty reserves                             2,825           - - -            2,825            2,840
Bad debt reserves                               126           - - -              126              418
Self-insurance reserve                        1,598           - - -            1,598            2,055
Miscellaneous reserves                          624            (219)             405              470
                                       ---------------------------------------------- ----------------
Subtotal                                      6,942            (219)           6,723            7,675
                                       ---------------------------------------------- ----------------

NONCURRENT:
Postretirement health care benefits          13,931           - - -           13,931           12,512
Deferred compensation                        10,788           - - -           10,788            9,507
Property and equipment                        - - -          (3,224)          (3,224)          (2,975)
                                       ---------------------------------------------- ----------------
Subtotal                                     24,719          (3,224)          21,495           19,044
                                       ---------------------------------------------- ----------------
Total                                  $     31,661    $     (3,443)    $     28,218     $     26,719
                                       ---------------------------------------------- ----------------

NOTE 8: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                                          YEAR ENDED
(DOLLARS IN THOUSANDS)                               AUGUST 25, 2001   AUGUST 26, 2000   AUGUST 28, 1999
--------------------------------------------------------------------------------------------------------
Interest income from investments and receivables      $      1,332      $      1,478      $      1,085
Dividend income                                              2,488             2,076             1,621
Interest expense                                               (89)             (274)              (91)
Gains on foreign currency transactions                          23                58                12
                                                      --------------------------------------------------
                                                      $      3,754      $      3,338      $      2,627
                                                      --------------------------------------------------


NOTE 9: DIVIDEND DECLARED

On October 17, 2001, the Board of Directors declared a cash dividend of $.10 per common share payable January 7, 2002, to shareholders of record on December 7, 2001.

NOTE 10: STOCK OPTION PLANS

The Company's 1987 stock option plan allowed the granting of non-qualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plan expired in fiscal 1997; however, exercisable options representing 81,418 shares remain outstanding at August 25, 2001.

The Company's stock option plan for outside directors provided that each director who was not a current or former full-time employee of the Company received an option to purchase 10,000 shares of the Company's common stock at prices equal to 100 percent of the fair market value, determined by the mean of the high and low prices on the date of grant. The Board of Directors has terminated this plan as to future grants. Future grants of options to outside directors will be made under the Company's 1997 stock option plan described as follows.

The Company's 1997 stock option plan provides additional incentives to those officers, employees, directors, advisors and consultants of the Company whose substantial contributions are essential to the continued growth and success of the Company's business. A total of 2,000,000 shares of the Company's common stock may be issued or transferred or used as the basis of stock appreciation rights under the 1997 stock option plan. The plan allows the granting of non-qualified and incentive stock options as well as stock appreciation rights. The plan is administered by a committee appointed by the Company's Board of Directors. The option prices for these shares shall not be less than 85 percent of the fair market value of a share at the time of option granting for non-qualified stock options or less than 100 percent for incentive stock options. The term of each option expires and all rights to purchase shares thereunder cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the Committee. Options granted under this plan become exercisable six months after the date the option is granted unless otherwise set forth in the agreement. Outstanding options granted to employees generally vest in three equal annual installments provided that all options granted under the 1997 stock option plan shall become vested in full and immediately upon the occurrence of a change in control of the Company.

A summary of stock option activity for fiscal 2001, 2000 and 1999 is as follows:

                                      2001                             2000                             1999
                                                  WTD.                             WTD.                              WTD.
                                                  AVG.                             AVG.                              AVG.
                                    PRICE PER   EXERCISE             PRICE PER   EXERCISE             PRICE PER   EXERCISE
                          SHARES      SHARE     PRICE/SH   SHARES      SHARE     PRICE/SH   SHARES      SHARE     PRICE/SH
--------------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year       795,514   $ 4 - $20    $10.88    680,176   $ 4 - $15    $ 8.56    650,695   $ 4 - $ 9    $ 7.34
Options granted           312,000    12 -  18     12.83    180,800    19 -  20     18.59    259,250    10 -  15     10.47
Options exercised        (312,944)    4 -  19      8.64    (65,462)    6 -  10      8.15   (227,098)    6 -  10      7.24
Options canceled           (6,402)    9 -  19     13.84        ---         ---       ---     (2,671)          8      7.75
                        --------------------------------------------------------------------------------------------------
Outstanding at
  end of year             788,168   $ 7 - $20    $12.51    795,514   $ 4 - $20    $10.88    680,176   $ 4 - $15    $ 8.56
                        --------------------------------------------------------------------------------------------------
Exercisable at end
  of year                 352,018   $ 7 - $20    $11.33    469,214   $ 4 - $20    $ 8.40    309,593   $ 4 - $15    $ 7.47
                        --------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at August 25, 2001:

    RANGE OF           NUMBER            WEIGHTED          WEIGHTED          NUMBER           WEIGHTED
    EXERCISE       OUTSTANDING AT       REMAINING          AVERAGE       EXERCISABLE AT       AVERAGE
     PRICES        AUGUST 25, 2001   CONTRACTUAL LIFE   EXERCISE PRICE   AUGUST 25, 2001   EXERCISE PRICE
---------------------------------------------------------------------------------------------------------
$ 7.19 - $ 7.75         49,418               5             $  7.58            49,418          $  7.58
  8.56 -   9.00        113,336               5                8.65           113,336             8.65
 10.19 -  15.38        452,114               8               11.71           116,364            10.99
 18.00 -  19.72        173,300               8               18.53            72,900            18.58
                  ---------------------------------------------------------------------------------------
                       788,168               8             $ 12.51           352,018          $ 11.33

In 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation." The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 2001, 2000 and 1999 income and income per share would have been changed to the pro forma amounts indicated as follows:

       (DOLLARS IN THOUSANDS, EXCEPT
         PER SHARE DATA)                                2001           2000           1999
       --------------------------------------------------------------------------------------
       Net income
           As reported                               $   42,704     $   48,399     $   44,260
           Pro forma                                     41,006         47,143         43,508
       Income per share (basic)
           As reported                               $     2.06     $     2.23     $     1.99
           Pro forma                                       1.98           2.17           1.96
       Income per share (diluted)
           As reported                               $     2.03     $     2.20     $     1.96
           Pro forma                                       1.95           2.14           1.93

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                    2001              2000             1999
---------------------------------------------------------------------------------------------
       Dividend yield                                1.13%             1.21%            1.54%
       Risk-free interest rate                       4.55%             6.92%            6.05%
       Expected life                              5 years           5 years          7 years
       Expected volatility                          49.92%            49.64%           44.36%
       Estimated fair value of options
         granted per share                          $5.29             $8.30            $5.06

NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

                                                                  YEAR ENDED
(DOLLARS IN THOUSANDS)                       AUGUST 25, 2001      AUGUST 26, 2000      AUGUST 28, 1999
------------------------------------------------------------------------------------------------------
Interest                                      $          3         $        249         $         96
Income taxes                                        18,205               28,305               27,430

NOTE 12: BUSINESS SEGMENT INFORMATION

The Company defines its operations into two business segments: Recreation Vehicles and Other Manufactured Products and Dealer Financing. Recreation Vehicles and Other Manufactured Products includes all data relative to the manufacturing and selling of the Company's Class A, B and C motor home products as well as sales of component products for other manufacturers and recreation vehicle related parts and service revenue. Dealer Financing includes floorplan financing for a limited number of the Company's dealers. Management focuses on operating income as a segment's measure of profit or loss when evaluating a segment's financial performance. Operating income is before interest expense, interest income, and income taxes. A variety of balance sheet ratios are used by management to measure the business. Maximizing the return from each segment's assets excluding cash and cash equivalents is the primary focus. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Identifiable assets are those assets used in the operations of each industry segment. General Corporate assets consist of cash and cash equivalents, deferred income taxes and other corporate assets not related to the two business segments. General Corporate income and expenses include administrative costs. Inter-segment sales and expenses are not significant.

For the years ended August 25, 2001, August 26, 2000 and August 28, 1999, the Company's segment information is as follows:

                                RECREATION VEHICLES
                                     & OTHER
                                   MANUFACTURED         DEALER            GENERAL
(DOLLARS IN THOUSANDS)               PRODUCTS          FINANCING         CORPORATE           TOTAL
------------------------------------------------------------------------------------------------------
2001
Net revenues                       $    677,593      $      4,241      $         --       $    681,834
Operating income (loss)                  52,120             4,102              (748)            55,474
Identifiable assets                     175,343            40,856           125,834            342,033
Depreciation and amortization             7,158                 5               217              7,380
Capital expenditures                      8,974                19                96              9,089
2000
Net revenues                       $    749,474      $      3,908      $         --       $    753,382
Operating income (loss)                  67,252             3,892              (490)            70,654
Identifiable assets                     191,501            33,508            82,086            307,095
Depreciation and amortization             6,375                 4               243              6,622
Capital expenditures                     14,412                --               136             14,548
1999
Net revenues                       $    674,016      $      2,995      $         --       $    677,011
Operating income (loss)                  60,435             4,085              (538)            63,982
Identifiable assets                     181,951            25,439            78,499            285,889
Depreciation and amortization             5,507                 4               237              5,748
Capital expenditures                     11,463                18                96             11,577

Operating income of the dealer financing segment reflects a $1,100,000 repayment of a previously fully reserved receivable.

NOTE 13: INCOME PER SHARE

The following table reflects the calculation of basic and diluted income per share for the past three fiscal years.

(IN THOUSANDS, EXCEPT PER SHARE DATA)            AUGUST 25, 2001    AUGUST 26, 2000    AUGUST 28, 1999
------------------------------------------------------------------------------------------------------
Income per share - basic:
-------------------------
   Net income                                      $     42,704       $     48,399       $     44,260
                                                 -----------------------------------------------------
   Weighted average shares outstanding                   20,735             21,680             22,209
                                                 -----------------------------------------------------
   Net income per share - basic                    $       2.06       $       2.23       $       1.99
                                                 -----------------------------------------------------
Income per share - assuming dilution:
-------------------------------------
   Net income                                      $     42,704       $     48,399       $     44,260
                                                 -----------------------------------------------------
   Weighted average shares outstanding                   20,735             21,680             22,209
   Dilutive impact of options outstanding                   305                331                328
                                                 -----------------------------------------------------
   Weighted average shares and potential
     dilutive shares outstanding                         21,040             22,011             22,537
                                                 -----------------------------------------------------
Net income per share - assuming dilution           $       2.03       $       2.20       $       1.96
                                                 -----------------------------------------------------

NOTE 14: PREFERRED STOCK AND SHAREHOLDERS RIGHTS PLAN

The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution. In connection with the Rights Plan discussed below, the Board of Directors has reserved, but not issued, 300,000 shares of preferred stock.

In May 2000, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of the Company's common stock. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of the Company's outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of the Company's common stock) to buy 1/100th of a share of a new series of preferred stock at an exercise price of $67.25. The preferred shares will be entitled to 100 times the per share dividend payable on the Company's common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent of the Company's common stock and before they acquire 50 percent, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of the Company's common stock, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by the Company.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa


We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 25, 2001 and August 26, 2000 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended August 25, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 25, 2001 and August 26, 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 25, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota

October 3, 2001

                 NET REVENUES BY MAJOR PRODUCT CLASS (UNAUDITED)

                                                                       FISCAL YEAR ENDED (1)
                                              AUG. 25,        AUG. 26,        AUG. 28,        AUG. 29,        AUG. 30,
(DOLLARS IN THOUSANDS)                          2001            2000            1999            1998            1997
------------------------------------------------------------------------------------------------------------------------
Motor homes (Class A & C)                    $  630,017      $  695,767      $  619,171      $  474,954      $  387,161
                                                   92.4%           92.4%           91.5%           89.0%           86.9%
Other recreation vehicle revenues (2)            17,808          18,813          16,620          19,222          21,159
                                                    2.6%            2.5%            2.5%            3.6%            4.7%
Other manufactured products revenues (3)         29,768          34,894          38,225          37,133          35,881
                                                    4.4%            4.6%            5.6%            7.0%            8.1%
                                            ----------------------------------------------------------------------------
  Total manufactured products revenues          677,593         749,474         674,016         531,309         444,201
                                                   99.4%           99.5%           99.6%           99.6%           99.7%
Finance revenues (4)                              4,241           3,908           2,995           2,076           1,420
                                                     .6%             .5%             .4%             .4%             .3%
                                            ----------------------------------------------------------------------------
Total net revenues                           $  681,834      $  753,382      $  677,011      $  533,385      $  445,621
                                                  100.0%          100.0%          100.0%          100.0%          100.0%

(1) All fiscal years in the table contained 52 weeks.
(2) Primarily recreation vehicle related parts, EuroVan Campers (Class B motor homes), and recreation vehicle service revenue.
(3) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.
(4) WAC revenues from dealer financing.


                    INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                QUARTER ENDED
                                                        NOVEMBER 25,   FEBRUARY 24,      MAY 26,      AUGUST 25,
FISCAL 2001                                                2000            2001           2001           2001
-----------------------------------------------------------------------------------------------------------------
Net revenues                                             $  164,167     $  142,531     $  197,005     $  178,131
Gross profit                                                 22,483         17,166         27,986         26,869
Operating income                                             13,380          8,550         18,098         15,446
Net income                                                    8,546          6,184         12,444         15,530
Net income per share (basic)                                    .40            .30            .61            .75
Net income per share (diluted)                                  .40            .30            .60            .74

Net revenues for the quarter ended November 25, 2000 reflect the impact of the adoption of SAB 101.

                                                                             QUARTER ENDED
                                                        NOVEMBER 27,   FEBRUARY 26,      MAY 27,      AUGUST 26,
FISCAL 2000 AS REPORTED                                    1999            2000           2000          2000
-----------------------------------------------------------------------------------------------------------------
Net revenues                                             $  184,946     $  189,568     $  214,070     $  164,798
Gross profit                                                 29,149         28,571         34,577         20,597
Operating income                                             18,060         17,003         23,713         11,878
Net income                                                   12,381         11,851         16,257          7,910
Net income per share (basic)                                    .56            .54            .76            .37
Net income per share (diluted)                                  .55            .54            .74            .37

Certain prior periods' information has been reclassified to conform to the current year end presentation. This reclassification has no impact on net income as previously reported.

                                                                             QUARTER ENDED
                                                        NOVEMBER 27,   FEBRUARY 26,     MAY 27,       AUGUST 26,
FISCAL 2000 PRO FORMA                                      1999            2000          2000           2000
-----------------------------------------------------------------------------------------------------------------
Net revenues                                             $  187,096     $  183,004     $  217,511     $  165,239
Net income                                                   12,436         11,216         16,633          8,159
Earnings per share - basic                                      .56            .52            .77            .38
Earnings per share - diluted                                    .55            .51            .76            .38

The above pro forma quarterly financial information reflects the impact of the adoption of SAB 101 on August 27, 2000.

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

Investor Relations Department
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436-0152
Telephone: (641) 585-3535
Fax: (641) 585-6966
E-Mail: ir@winnebagoind.com

This annual report as well as corporate news releases may also be viewed online in the Investor Relations section of Winnebago Industries website: http://www.winnebagoind.com

SHAREHOLDER ACCOUNT ASSISTANCE
Transfer Agent to contact for address changes, account certificates and stock holdings:
Wells Fargo Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
                or
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716 or (651) 450-4064
E-Mail: stocktransfer@wellsfargo.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, January 15, 2002, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

AUDITOR
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

PURCHASE OF COMMON STOCK
Winnebago Industries stock may be purchased from Netstock through the Company's website at http://www.winnebagoind.com/investor_relations.htm. Winnebago Industries is not affiliated with Netstock and has no involvement in the relationship between Netstock and any of its customers.

                                COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol: WGO
Shareholders of record as of November 19, 2001: 5,513
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 2001 and fiscal 2000.

FISCAL 2001           HIGH       LOW        CLOSE        FISCAL 2000           HIGH         LOW         CLOSE
----------------------------------------------------------------------------------------------------------------
First Quarter         $13.63     $10.75     $11.50       First Quarter         $28.25       $15.56      $19.00
Second Quarter         19.00      11.56      17.10       Second Quarter         21.50        18.63       21.38
Third Quarter          19.60      15.60      18.77       Third Quarter          21.75        14.25       14.56
Fourth Quarter         30.75      18.44      28.02       Fourth Quarter         14.69        12.06       12.81

CASH DIVIDENDS PER SHARE

FISCAL 2001                                             FISCAL 2000
---------------------------------------------------------------------------------------------------------------
AMOUNT                DATE PAID                          AMOUNT                DATE PAID
------                ---------                          ------                ---------
$  .10                January 8, 2001                    $  .10                January 10, 2000
   .10                July 9, 2001                          .10                July 10, 2000

                             DIRECTORS AND OFFICERS

DIRECTORS

BRUCE D. HERTZKE (50)
Chairman of the Board,
Chief Executive Officer
and President
Winnebago Industries, Inc.

GERALD E. BOMAN (66)
Former Senior Vice President
Winnebago Industries, Inc.

JERRY N. CURRIE (56)
President and
Chief Executive Officer
CURRIES Company and
GRAHAM Manufacturing

JOSEPH W. ENGLAND (61)
Former Senior Vice President
Deere and Company

JOHN V. HANSON (59)
Former Deputy Chairman
of the Board
Winnebago Industries, Inc.

GERALD C. KITCH (63)
Former Executive
Vice President
Pentair, Inc.

RICHARD C. SCOTT (67)
Vice President,
University Development
Baylor University

FREDERICK M. ZIMMERMAN (65)
Professor of Manufacturing
Systems Engineering
The University of St. Thomas

LUISE V. HANSON (88)
Director Emeritus

OFFICERS

[PHOTO]
BRUCE D. HERTZKE (50)
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER
AND PRESIDENT

[PHOTO]
EDWIN F. BARKER (54)
VICE PRESIDENT,
CHIEF FINANCIAL OFFICER

[PHOTO]
RAYMOND M. BEEBE (59)
VICE PRESIDENT, GENERAL
COUNSEL AND SECRETARY

[PHOTO]
ROBERT L. GOSSETT (50)
VICE PRESIDENT, ADMINISTRATION

[PHOTO]
BRIAN J. HRUBES (50)
CONTROLLER

[PHOTO]
JAMES P. JASKOVIAK (49)
VICE PRESIDENT, SALES
AND MARKETING

[PHOTO]
WILLIAM J. O'LEARY (52)
VICE PRESIDENT, PRODUCT DEVELOPMENT

[PHOTO]
ROBERT J. OLSON (50)
VICE PRESIDENT, MANUFACTURING

[PHOTO]
JOSEPH L. SOCZEK, JR. (58)
TREASURER