Form 10-K, Exhibit 13
period 2002-08-31
WINNEBAGO INDUSTRIES INC
filed 2002-11-25
CIK 107687

TABLE OF CONTENTS


Mission Statement  ........................................................    1
Report to Shareholders  ...................................................    2
Operations Review  ........................................................    5
Motor Home Product Classification  ........................................   13
Management's Discussion and Analysis of Financial
     Condition and Results of Operations  .................................   14
Consolidated Balance Sheets  ..............................................   20
Consolidated Statements of Income  ........................................   22
Consolidated Statements of Cash Flows  ....................................   23
Consolidated Statements of Changes in Stockholders'
     Equity  ..............................................................   24
Report of Independent Auditors.............................................   25
Selected Financial Data  ..................................................   26
Notes to Consolidated Financial Statements.................................   28
Common Stock Data..........................................................   39
Cash Dividends Per Share...................................................   39
Interim Financial Information  ............................................   39
Shareholder Information  ..................................................   40
Directors and Officers  .............................................Inside Back
                                                                           Cover


                               CORPORATE PROFILE

     Winnebago Industries, Inc., headquartered in Forest City, Iowa, is the leading United States (U.S.) manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through dealers under the Winnebago(R), Itasca(R), Rialta(R) and Ultimate(R) brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer organization located throughout the U.S., and to a limited extent, in Canada. As of August 31, 2002, the motor home dealer organization in the U.S. and Canada included approximately 295 dealer locations. Motor home sales by Winnebago Industries represented at least 89 percent of its revenues in each of the past five fiscal years. In addition, the Company's subsidiary, Winnebago Acceptance Corporation, engages in floor plan financing for a limited number of the Company's dealers. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

     Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.


                          RECENT FINANCIAL PERFORMANCE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        FISCAL 2002   FISCAL 2001   2002 TO 2001
                                        (53 WEEKS)    (52 WEEKS)    % OF CHANGE

Net Revenues                             $828,403      $675,927        22.6%

Gross Profit                             $119,538      $ 87,366        36.8%

Operating Income                         $ 81,197      $ 55,474        46.4%

Net Income                               $ 54,671      $ 42,704        28.0%

Diluted Income Per Share                 $   2.68      $   2.03        32.0%

Diluted Weighted Average Outstanding
   Shares                                  20,384        21,040        (3.1%)

                           WINNEBAGO INDUSTRIES, INC.
                               MISSION STATEMENT

     Winnebago Industries, Inc. is the leading United States manufacturer of motor homes and related products and services. Our mission is to continually improve our products and services to meet or exceed the expectations of our customers. We emphasize employee teamwork and involvement in identifying and implementing programs to save time and lower production costs while maintaining the highest quality of products. These strategies allow us to prosper as a business with a high degree of integrity and to provide a reasonable return for our shareholders, the ultimate owners of our business.

VALUES

     How we accomplish our mission is as important as the mission itself. Fundamental to the success of the Company are these basic values we describe as the four Ps:

PEOPLE -- Our employees are the source of our strength. They provide our corporate intelligence and determine our reputation and vitality. Involvement and teamwork are our core corporate values.

PRODUCTS -- Our products are the end result of our teamwork's combined efforts, and they should be the best in meeting or exceeding our customers' expectations. As our products are viewed, so are we viewed.

PLANT -- We believe our facilities to be the most technologically advanced in the RV industry. We continue to review facility improvements that will increase the utilization of our plant capacity and enable us to build the best quality product for the investment.

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

CONTINUOUS IMPROVEMENT IS ESSENTIAL TO OUR SUCCESS -- We must strive for excellence in everything we do: in our products, in their safety and value, as well as in our services, our human relations, our competitiveness and our profitability.

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

                              [PLOT POINTS CHARTS]

                             WINNEBAGO INDUSTRIES'
                                  NET REVENUES
                             (DOLLARS IN MILLIONS)

                    1998     1999     2000     2001     2002
                   ------   ------   ------   ------   ------
                   $529.4   $671.6   $747.6   $675.9   $828.4

                             WINNEBAGO INDUSTRIES'
                          NET INCOME PER DILUTED SHARE
                                   (DOLLARS)

                       1998    1999   2000   2001   2002
                      -----   -----  -----  -----   ----
                      $1.00   $1.96  $2.20  $2.03  $2.68

TO MY FELLOW SHAREHOLDERS:

     Leadership is the focus of our 2002 Annual Report. Of course, leadership comes in many forms and we will detail Winnebago Industries' many leadership qualities and their benefit to our shareholders throughout this report.
     We were extremely pleased with the record revenues and earnings posted for Winnebago Industries during fiscal 2002.
     The Company's revenues for fiscal 2002 (53 weeks) were a record $828.4 million, a 22.6 percent increase compared to revenues of $675.9 million for the previous fiscal year (52 weeks).
     Net income and diluted income per share for fiscal 2002 were a record $54.7 million, or $2.68 per share, increases of 28 percent and 32 percent, respectively, compared to net income of $42.7 million and diluted income per share of $2.03 for the previous fiscal year, which includes a $4.5 million one time tax benefit (or 21 cents per diluted share).
     Definitely, a lot of hard work by our employees and our dealers proved successful in a less than ideal economic environment.
     Starting in 1997, we challenged ourselves to be the most profitable U.S. public company in the recreation vehicle (RV) industry. We measure profitability by using four guidelines: Return on Assets (ROA), Return on Equity (ROE), Operating Income as a percent of revenues and Net Income as a percent of revenues. We have highlighted these statistics in our last two Annual Reports because of their importance as a means to measure ourselves against our competitors. Winnebago Industries and the other public motor home manufacturers used in this analysis account for approximately 75 percent of all U.S. Class A and C motor home sales. The graphs shown demonstrate that we not

                             COMPETITIVE COMPARISON
           (Information obtained from last 12 months public filings)

                                  [BAR CHARTS]

                                                    RV INDUSTRY

                                    RETURN ON EQUITY            RETURN ON ASSETS
                                    ----------------            ----------------

WINNEBAGO INDUSTRIES, INC.              28.2%                         15.9%
COACHMEN INDUSTRIES, INC.                1.2%                          0.8%
THOR INDUSTRIES, INC.                   18.5%                         12.7%
FLEETWOOD ENTERPRISES, INC.            (18.7)%                        (4.1)%
MONACO COACH CORPORATION                16.1%                          8.5%
NATIONAL RV HOLDINGS, INC.             (12.3)%                        (9.2)%


                                    OPERATING INCOME               NET INCOME
                                    ----------------               ----------
WINNEBAGO INDUSTRIES, INC.               9.8%                          6.6%
COACHMEN INDUSTRIES, INC.                0.5%                          0.4%
THOR INDUSTRIES, INC.                    6.6%                          4.1%
FLEETWOOD ENTERPRISES, INC.             (3.1)%                        (1.8)%
MONACO COACH CORPORATION                 5.4%                          3.1%
NATIONAL RV HOLDINGS, INC.              (7.7)%                        (4.8)%
only met our goal of being the most profitable public RV company, but that we are leading the RV industry in profitability by substantial margins.
     Furthermore, Winnebago Industries has a strong balance sheet, no long-term debt and all recent expansions have been paid for with available cash.
     But this financial success was only a portion of Winnebago Industries' achievements during fiscal 2002. We are also the sales leader in the motor home market. According to Statistical Surveys, Inc., an independent retail reporting service, Winnebago Industries' retail market share of the total U.S. Class A and C motor home market leads the industry at 21.0 percent for the calendar year to date through August, compared to 18.8 percent for the same period in calendar 2001. This upward trend began in calendar year 1997 when Winnebago Industries' share of the Class A and C retail market was 15.8 percent as of the end of the year.
     Winnebago Industries believes that it also leads the industry in RV manufacturing technology. By utilizing the latest technology for the production of our motor homes, we are able to increase quality, while maximizing the productivity of our workforce and facilities.
     An annual dealer satisfaction index (DSI) survey by the Recreation Vehicle Dealers Association also shows that Winnebago Industries is viewed by its dealers as the leader in the RV industry. This DSI survey rates manufacturers based on the quality of their sales, product, management and service/warranty/support. Winnebago Industries was the only public RV company to receive the award this year, and has earned this recognition every year since the award's inception in 1996.
     The RV market and Winnebago Industries' long-term future look bright. Demographics are in our favor as our target market of consumers age 50 and older is expected to increase for the next 30 years. In addition to growth due to the aging of the baby boom generation, a study conducted by the University of Michigan for the RV industry shows that the age of people interested in purchasing RVs is also expanding to include younger buyers under 35 years of age as well as older buyers over age 75 who are staying healthy and active much later in life. This study also shows an increased interest in owning RVs by a larger percentage of all U.S. households.
     In the near term, the current low interest rates are very favorable for continued growth of the RV market. Approximately two-thirds of our customers finance their motor home purchase, due to the tax incentive that allows the deduction of interest on a mortgage loan as many motor

                                    [PHOTO]
   CAPTION: WINNEBAGO INDUSTRIES' CORPORATE HEADQUARTERS IN FOREST CITY, IOWA homes qualify as a second home.
     Depressed consumer confidence levels and
a weak economy continue to be challenges to the
RV industry. In spite of these issues, our market               [PHOTO]
share gains and an overall increase in interest        CAPTION: BRUCE D. HERTZKE
in our motor homes required us to run our factory on overtime from January through September of 2002 to meet demand for the Company's motor homes. In order to continue to grow with the market, we are currently building a state-of-the-art manufacturing facility in Charles City, Iowa, to build Class C motor homes. This will thereby enable us to increase our Class A motor home production in Forest City.
Motor home production in the new facility is anticipated to begin by early 2003 with a ramp-up of production throughout the remainder of fiscal 2003.
This is the largest expansion to date for Winnebago
Industries and will increase our capacity by approximately 30 percent. The additional capacity will help us meet the expected increased demand for our motor homes.
     While the RV industry continues to be a very competitive market, Winnebago Industries believes that it has the leadership qualities necessary to continue to grow and enhance our shareholder value well into the future.

/s/ BRUCE D. HERTZKE

Bruce D. Hertzke
Chairman of the Board,
Chief Executive Officer and
President
November 25, 2002

                              [PLOT POINTS CHART]

                             WINNEBAGO INDUSTRIES'
                           PEOPLE OVER THE AGE OF 55
                            (Population in Millions)

          1997       2005       2010       2015       2020       2030
          ----       ----       ----       ----       ----       ----
          55.9       65.8       74.8       85.2       94.9       105.7


                                    [PHOTO]
                       CAPTION: 2003 WINNEBAGO ADVENTURER

                                     [PHOTO]
        CAPTION: WINNEBAGO INDUSTRIES' 2003 MOTOR HOME FAMILY INCLUDES:
          (LEFT TO RIGHT) RIALTA, WINNEBAGO MINNIE, ITASCA SUNCRUISER,
                   AND THE TOP OF THE LINE ULTIMATE FREEDOM.


                              [PLOT POINTS CHART]

                             WINNEBAGO INDUSTRIES'
                        CLASS A & C RETAIL MARKET SHARE
      As reported by Statistical Surveys, Inc. for calendar 2002 - August

          1997       1998       1999       2000       2001       2002
                                                               -August
          ------------------------------------------------------------
          15.8%      16.2%      16.4%      17.1%      19.1%      21.0%

OPERATIONS REVIEW

MARKET LEADERSHIP
     Winnebago Industries strengthened its market leadership role in fiscal 2002. The Company has a proud history of manufacturing RVs for 44 years. Winnebago Industries now chooses to focus on the motorized portion of the RV market because we believe it to be the most profitable segment of the RV industry.
     The Company has grown its retail market share of Class A and C motor homes from 15.8 percent for the 1997 calendar year to 21.0 percent year to date through August 2002. Also, Winnebago Industries grew its market share by 11.4 percent when compared to the same period last year.
     This growth in market share has come in large part from the introduction of innovative new products. Winnebago Industries currently manufactures four brands of motor homes: Winnebago, Itasca, Rialta and Ultimate. In total, 65 percent of Winnebago Industries' model lineup was new for 2002, including four brand new product lines: the affordable Class A Winnebago Sightseer(TM) and Itasca Sunova(TM) and the fuel-efficient Class C Winnebago Vista(R) and Itasca Sunstar(R). In addition to the four models mentioned above, the 2002 model lineup also included the redesigned Winnebago Chieftain(R) and Itasca Sunflyer(R). These high-line gas motor homes feature luxurious offerings in each of their four floorplans and spaciousness with a dual slideout design.
     The Company's expanded product offerings created broader exposure for its products at dealerships and the


[PHOTO]
CAPTION: WINNEBAGO SIGHTSEER

                              [PLOT POINTS CHART]

                             WINNEBAGO INDUSTRIES'
                          CLASS C RETAIL MARKET SHARE
      As reported by Statistical Surveys, Inc. for Calendar 2002 - August

          1997       1998       1999       2000       2001       2002
                                                               -August
          ------------------------------------------------------------
          20.1%      22.7%      22.7%      21.4%      25.2%      26.0%


                                                                         [PHOTO]
                                                          CAPTION: ITASCA SPIRIT

Company believes this allowed it to reach more customers. These new product lines also created additional opportunities for current owners of Winnebago Industries' products or other brands in the RV industry to trade up or down. Consumers often want the latest and greatest offerings available in the marketplace and we intend to continue to develop new motor home models that will provide them with that opportunity.
     The Company introduced its new 2003 motor home lineup to dealers during its annual Dealer Days event in Las Vegas in July. Judging from the order input during and following this event, Winnebago Industries' new motor home lineup was accepted extremely well. Winnebago Industries' motor home sales order backlog at the end of the fourth quarter on August 31, 2002 was 3,248 units, a 103.3 percent increase, compared to 1,598 units on order at the end of the fourth quarter last year.
     Winnebago Industries' new lineup includes 76 innovative models for 2003.

CLASS C LEADERSHIP
     Winnebago Industries has been the top selling Class C motor home manufacturer since 1998 and continues to expand on its Class C market share lead.
     The comprehensive Class C lineup from Winnebago Industries includes the unique, fuel-efficient, Rialta, Vista and Sunstar that are all built on the front-wheel drive Volkswagen(R) chassis. Winnebago Industries has an exclusive contract with Volkswagen of America to utilize its chassis for the U.S. motor home market.
     More traditional-styled Class C products include the Winnebago Minnie(R) and Minnie Winnie(R), as well as the Itasca Spirit(R) and Sundancer(R), which are built on Ford(R) and/or Chevrolet(R) chassis.
     The Minnie, Minnie Winnie, Spirit and Sundancer models all feature a new advanced radius-style roof design for 2003, which maximizes headroom and provides improved insulation and water runoff.

CLASS A
     Winnebago Industries has experienced solid growth in both the Class A gas and diesel motor home markets, gaining 36.7 percent and 153.7 percent, respectively, since 1997.
     Class A gas models include the Winnebago Sightseer, Brave(R), Adventurer(R) and Chieftain, as well as the Itasca Sunova, Sunrise(R), Suncruiser(R) and Sunflyer models, which are built on Ford(R) and/or Workhorse(TM) chassis.
     New to the market last year, the entry-level Winnebago Sightseer and Itasca Sunova were extremely well received. Winnebago Industries expanded the Sightseer and Sunova lineup with the introduction of a new 33-foot model in each line for 2003.
     The best selling Class A motor home line in the industry, the Winnebago Adventurer and Itasca Suncruiser, have new 37-foot models as well as two redesigned models, the most popular floorplan, 35U, and the 38G, for 2003.
     Diesel Class A models include the Winnebago Journey(R) and Journey DL and Itasca Horizon(R) motor homes that are built on Freightliner(R) chassis, while the Ultimate Advantage(R) and Ultimate Freedom(R) motor homes are built on Spartan(R) chassis.
     The Company introduced new 39-foot models for 2003 in the Winnebago Journey DL and Itasca Horizon line featuring a 330 hp Caterpillar(R) diesel engine on a 27,910-lb.

[PHOTO]
CAPTION: ITASCA HORIZON


                              [PLOT POINT CHARTS]

                              WINNEBAGO INDUSTRIES'
                          CLASS A RETAIL MARKET SHARE
      As reported by Statistical Surveys, Inc. for calendar 2002 - August

          1997       1998       1999       2000       2001       2002
                                                               -August
          ------------------------------------------------------------

          14.1%      13.6%      13.9%      15.3%      16.7%      18.7%


                              WINNEBAGO INDUSTRIES'
                  CLASS A - GAS VS DIESEL RETAIL MARKET SHARE
      As reported by Statistical Surveys, Inc. for calendar 2002 - August

          1997       1998       1999       2000       2001       2002
                                                               -August
          ------------------------------------------------------------
GAS       17.7%      17.2%      16.1%      19.4%      21.7%      24.2%
DIESEL     4.1%       4.5%       8.7%       8.9%       9.5%      10.4%

Freightliner chassis with a front galley/sofa slideout and a rear bed slideout. The bedroom also features a convenient second lavatory with dresser.
     The Company also introduced its first motor homes with triple slideouts in the Ultimate Advantage and Ultimate Freedom lines for 2003. The Ultimate Advantage 40K and the Ultimate Freedom KD both feature two slideouts in the front portion of the motor home and one in the bedroom, while the Ultimate Freedom ED model features a galley/sofa slideout in the front and two slideouts in the rear bedroom. The bedroom features a bed slideout on the passenger side, as well as a unique lavatory/dresser slideout on the driver's side of the motor home.

LEADERSHIP IN FEATURE INNOVATION
     Once again, Winnebago Industries shows its innovation with new motor home features in 2003.
     The full comfort BenchMark(TM) dinette provides abundant storage and easily converts into a comfortable bed. With its sprung seat cushions for added comfort, BenchMark also features attractive fabrics and spacious storage. The seat cushions open fully to reveal maximum access to storage space - perfect for blankets, pillows, games and anything you need to access quickly and easily.
     Exclusive to Winnebago Industries, the new Sleep Number Bed(R) by Select Comfort(TM) is featured on select 2003 motor homes. This queen-size bed features dual hand held remotes so you can quickly and independently adjust the mattress firmness level to your ideal level of comfort and support. The Sleep Number Bed is the "Key to a Perfect


                                                                         [PHOTO]
[LOGO]                                  CAPTION: BENCHMARK FULL COMFORT DINETTE.

[PHOTO]
CAPTION: THE SLEEP NUMBER BED IS EXCLUSIVE TO WINNEBAGO INDUSTRIES FOR SELECT MOTOR HOMES IN 2003


Night's Sleep(TM)."
     Helping make communication easy, select Winnebago Industries' motor homes feature two-way radios with a docking/charging station.
     Unique to the industry, the diesel-powered motor homes from Winnebago Industries feature an improved chassis manifold air supply with a detachable 50-foot hose that provides a ready source of compressed air for pumping up anything from beach toys to tires.
     The innovative TripTek(TM) system, which monitors the engine and provides a predeparture checklist that appears on the rearview monitor system, is also available on select Winnebago Industries' diesel-powered motor homes.
     Sturdy powered sunvisors are also featured in 2003. The driver is able to control both front visors, with the passenger also able to control the visor on his or her side. The sunvisors are featured on the Company's higher-line products, such as the Winnebago Chieftain, Itasca Sunflyer and its diesel powered motor homes.
     Select Winnebago Industries' motor homes also feature an attractive, new base coat/clear coat full-body paint, providing a low maintenance, high-gloss automotive finish with maximum durability and the highest chip resistance available.
     Other unique features to Winnebago Industries' motor homes include the RV Radio(TM), TrueAir(TM) Residential Air Conditioning System, StoreMore(R) Slideout System and the OnePlace(TM) Systems Center.
      The Company is committed to aggressive new product development and has made significant capital expenditures to reach that goal. As an example, by replacing 60 Cad PCs with high-end workstations, adding a laser scanner to the design studio and adding gigabyte Ethernet to the local area network infrastructure within this last fiscal year, the Company increased efficiency in the design process.

COMMERCIAL AND SPECIALTY VEHICLES
     Winnebago Industries believes that it leads the RV industry in the construction of commercial and specialty vehicles, manufacturing a broad range of products.
     The Commercial Vehicle Division offers several models that can be custom designed for a wide variety of applications including medical, dental, law enforcement and computer training.
     The Specialty Vehicle Department is responsible for the


[PHOTO]                                                                  [PHOTO]
CAPTION: 2003 ULTIMATE FREEDOM                              CAPTION: 2003 RIALTA
sale of Ability Equipped(TM) motor homes that are custom-built for individuals with special mobility needs. Ability Equipped motor homes can be outfitted with wider entrance doors, wheelchair lifts, roll-in showers, hand driving controls and other equipment needed to make them wheelchair accessible.

OEM
     Winnebago Industries manufactures the majority of the parts used in its motor homes (with the exception of the chassis, engines, auxiliary power units and appliances), allowing the Company to maintain strict quality standards, design parts to unique motor home needs and easily facilitate parts replacement for future needs. Winnebago Industries is able to maximize its production capacity through the sale of original equipment manufacturing (OEM) components, while providing the added benefit of low-cost component parts, contributing to the Company's leadership position in the industry with the highest ROE, ROA, Net Income as a percent of revenues and Operating Income as a percent of revenues in the industry. Winnebago Industries generated revenues of $25 million from the sale of OEM components in fiscal 2002.
     The largest portion of OEM revenues were generated by Winnebago Industries' Creative Aluminum Products Company (CAPCO), which produces aluminum extrusion products, primarily for the RV and home building industries.


[PHOTO]
CAPTION: ALUMINUM EXTRUSION PARTS


MARKETING OPPORTUNITIES
    Winnebago Industries is able to leverage its strong brand name with excellent marketing opportunities. These opportunities continue to maximize our brand strength while further positioning us as the industry leader.
     The Winnebago Adventurer is featured in the upcoming Jack Nicholson film, ABOUT SCHMIDT, due to be released nationwide on January 3, 2003. The New Line Cinema film chronicles the life of Warren Schmidt, played by Nicholson, as he attempts to find meaning in his life after his retirement as an insurance actuary and the death of his wife. Warren sets out on a series of exploits in his Adventurer with the ultimate destination to attend the wedding of his daughter,


                                                                         [PHOTO]
        CAPTION: JACK NICHOLSON AND HIS WINNEBAGO ADVENTURER IN "ABOUT SCHMIDT."

Jeannie, played by Hope Davis, and soon-to-be son-in-law, Randall, an underachieving waterbed salesman played by Dermot Mulroney. The film also stars Kathy Bates and Howard Hesseman as the free-spirited in-laws and is directed by Oscar-nominated director Alexander Payne.
     Winnebago Industries participated in a media tour sponsored by the Recreation Vehicle Industry Association (RVIA) during fiscal 2002. During their third season touring as RVIA spokespersons, Brad and Amy Herzog used a 2002 Winnebago Adventurer for their "Baby Makes Three in an RV" tour. Traveling with their young son, Luke, the Herzogs reinforced the ease, cost savings and comfort that RV travel offers for young families.
     Winnebago Industries also provided several motor homes during fiscal 2002 for "Biff Henderson's America" segments that appeared on the CBS LATE SHOW WITH DAVID LETTERMAN TV show. The Company worked closely with RVIA, CBS and Letterman's staff to support these humorous Charles Kuralt style segments.
     JEOPARDY and the WHEEL OF FORTUNE TV shows also utilize Winnebago Braves as their contestant search vehicles. In addition, Winnebago Industries motor homes have been offered as grand prizes for the WHEEL OF FORTUNE and THE PRICE IS RIGHT TV shows.


[PHOTO]
CAPTION: UP TO SIX WINNEBAGO INDUSTRIES MOTOR HOMES WILL BE GIVEN AWAY IN THIS NEVADA SWEEPSTAKES PROMOTION.


     The Nevada Commission on Tourism is continuing a three-year campaign that will award up to six Winnebago Industries motor homes as grand prizes throughout the duration of the sweepstakes to the year 2003. The $1 million campaign prominently features a Winnebago Adventurer in the promotional material.
     This continued exposure in the media is immeasurable in terms of continued brand recognition.

SALES AND SERVICE SUPPORT
     Winnebago Industries continues to support
the most comprehensive sales and service support
programs in the RV industry for its dealers and              [PHOTO/LOGO]
retail customers. The Company believes that providing        20/20 VISION
quality product and service support to our dealers             WINNEBAGO
through hands-on training and support materials, such         INDUSTRIES
as our on-line WIN NET information system, will ensure
that our retail customers are more satisfied; thus,
ensuring long-term growth and profitability.
     Winnebago Industries also prides itself on providing
the highest level of warranty, parts and service programs
in the industry and conducts extensive service training
for its dealers. In the past few years, Winnebago
Industries has implemented industry-leading programs like      [PHOTO/LOGO]
the 40 percent warranty parts markup program, TripSaver         TRIP SAVER
Emergency Warranty Parts Shipments and the enhanced          FAST TRACK PARTS
WIN NET on-line data entry system that provides Winnebago
Industries' dealers with instant access to service, parts and warranty information.
     To ensure that our sales and service programs are effective, we continually monitor our customers' satisfaction levels through surveys. From this data, Winnebago Industries has developed a Customer Satisfaction Index (CSI) that is used to shape our sales and service programs and to reward our most effective dealers. In 1986, Winnebago Industries initiated the first dealer recognition program within the RV industry. This "Circle of Excellence Award" recognized 162 dealers with this top honor for the 2002 model year, including six dealers who have achieved this exclusive status each year since the program was initiated 16 years ago, as well as 21 first-time winners.

WIT
     The Winnebago-Itasca Travelers (WIT) Club is very important to Winnebago Industries, particularly as club members have proven themselves to be extremely loyal, repeat buyers of the Company's products. The WIT Club enables the Company to stay connected with our Winnebago, Itasca, Rialta and Ultimate motor home owners and provides added benefits to these owners as well. Caravans, rallies and tours held frequently throughout the year provide WIT Club members with a way to use their motor homes, remain active and keep in touch with their club-member friends. Winnebago Industries encourages its dealers to actively participate in local chapters by offering complimentary memberships to new purchasers and to host "Show & Tell" events on the dealership lots. The WIT Club

[PHOTO]
CAPTION: WIT MEMBERS IN NEARLY 1,500 WINNEBAGO INDUSTRIES MOTOR
HOMES PARTICIPATED IN THE 2002 WIT GRAND NATIONAL RALLY
FOR THIS ANNUAL EVENT IN FOREST CITY, IOWA


also provides member benefits such as a monthly magazine, professional trip routing, purchasing and service discounts, mail forwarding and various types of insurance.

TECHNOLOGY LEADER
     Winnebago Industries believes that it is the most technologically advanced RV manufacturer in the industry, and the Company remains on the cutting edge in terms of computerized equipment at all of its facilities. An additional $11 million was spent on capital expenditures in fiscal 2002 to upgrade manufacturing equipment and expand manufacturing capabilities in order to increase productivity and improve the quality of Winnebago Industries' products.
     The Company's new motor home manufacturing facility currently under construction will be a state-of-the-art facility that will utilize the latest computer technology, such as computer numerically controlled routers for the manufacture of Winnebago Industries' Class C motor homes.


[PHOTO]
CAPTION: COMPUTER NUMERICALLY CONTROLLED (CNC) ROUTER.


QUALITY LEADERSHIP
     Winnebago Industries believes that its high degree of technology, as well as the advanced sales and service programs and aftermarket support we provide our dealers and retail customers, are greatly responsible for our quality leadership within the RV industry.
     The Company was pleased to again receive the Quality Circle Award from the Recreation Vehicle Dealers' Association (RVDA). Quality Circle status is the result of outstanding ratings on the RVDA's annual Dealer Satisfaction Index survey. One of 32 companies which qualified for consideration based upon an adequate number of responses, Winnebago Industries was the only public motor home manufacturer to be rated high enough by dealers to receive the Quality Circle Award. Winnebago Industries was also the only public motor home manufacturer to have won this award each year since it was instituted six years ago. The Company is particularly proud of the response to the last question on the survey that names Winnebago Industries with an industry leading figure of


                                                                         [PHOTO]
                                        CAPTION: QUALITY CIRCLE AWARDS FROM RVDA

91.7 percent on the topic of "Product Valuable for Dealership's Success."

                                  [BAR CHART]

                                2001 RVDA - DSI
                   Product Valuable for Dealerships' Success

                              Winnebago       91.7%
                              Sunline         90.0%
                              Carriage        87.8%
                              Newmar          84.5%
                              Lance           84.3%
                              K-Z, Inc.       84.1%
                              Holiday Rambler 84.0%
                              Western RV      81.3%
                              Monoco          80.3%
                              Jayco           79.0%
                              Sunnybrook      78.9%
                              Viking          78.8%
                              Tiffin          74.8%
                              Skyline         73.2%
                              Average         73.0%
                              R-Vision        72.8%
                              Coachman RV     72.0%

PRODUCTIVITY
         Winnebago Industries has committed to Lean Manufacturing philosophies. Lean Manufacturing is a systematic approach of identifying and eliminating waste (nonvalue-added activities) through continuous organization and processes improvement. There are a series of seven workshops involved in the Lean Manufacturing process. Approximately 1,300 employees have attended the first workshop which involves employees learning the basic fundamentals of Lean Manufacturing. Another 500 employees have attended the second workshop on workplace organization and standardization.
     Implementation of Lean Manufacturing in our Lorimor soft goods facility resulted in a 34 percent reduction in the number of machines needed, elimination of 5-10 hours of overtime per employee per week, reduction in work space, waste and inventory, as well as improved material flow.

LEADERSHIP SUMMARY
     Winnebago Industries is the leading motor home manufacturer in the RV industry. Demographic trends indicate that the RV industry's target market will grow for the next 30 years. Winnebago Industries' brand recognition and recognition as a top quality manufacturer lead us to believe that the Company will continue to be a leader in the industry. Through the development of innovative new products, quality improvement and plant expansion, Winnebago Industries believes it will continue to grow in market share and volume. While it is important to be in the leading position in sales within the industry, it is also the Company's continued goal to remain the most profitable public company in the industry. Winnebago Industries strongly believes it has the leadership position necessary to deliver the best results for its shareholders.


                                    [PHOTO]

 CAPTION: CONSTRUCTION OF THE NEW MOTOR HOME MANUFACTURING FACILITY IN CHARLES
        CITY, IOWA IS SCHEDULED TO BE COMPLETED IN EARLY CALENDAR 2003.

                       MOTOR HOME PRODUCT CLASSIFICATION

CLASS A MOTOR HOMES

These are conventional motor homes constructed directly on medium-duty truck chassis which include the engine and drivetrain components. The living area and the driver's compartment are designed and produced by the motor home manufacturer. Class A motor homes from Winnebago Industries include: Winnebago Sightseer, Brave, Adventurer, Chieftain, Journey and Journey DL; Itasca Sunova, Sunrise, Suncruiser, Sunflyer and Horizon; and Ultimate Advantage and Ultimate Freedom.

CLASS B VAN CAMPERS

These are panel-type trucks to which sleeping, kitchen, and/or toilet facilities are added. These models also have a top extension to provide more headroom. Winnebago Industries converts the EuroVan Camper, which is distributed by Volkswagen of America and Volkswagen of Canada.

CLASS C MOTOR HOMES (MINI)

These are mini motor homes built on a van-type chassis onto which the motor home manufacturers construct a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Vista, Minnie and Minnie Winnie; Itasca Sunstar, Spirit and Sundancer; and Rialta.

                                     [LOGO]
                              WINNEBAGO INDUSTRIES

                             MOTOR HOME FAMILY TREE

Winnebago Industries manufactures four brands of Class A and C motor homes. Listed below are the brand names and model designations of the Company's 2003 product line.

  [LOGO]                    [LOGO]          [LOGO]               [LOGO]
WINNEBAGO                   ITASCA          RIALTA              ULTIMATE

*  Vista                  *  Sunstar        *  Rialta     *  Ultimate Advantage
*  Minnie                 *  Spirit                       *  Ultimate Freedom
*  Minnie Winnie          *  Sundancer
*  Sightseer              *  Sunova
*  Brave                  *  Sunrise
*  Adventurer             *  Suncruiser
*  Chieftain              *  Sunflyer
*  Journey/Journey DL     *  Horizon

[PHOTO]


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

     Certain of the matters discussed in this Annual Report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to, reactions to actual or threatened terrorist attacks, availability and price of fuel, a significant increase in interest rates, a slowdown in the economy, availability of chassis, slower than anticipated sales of new or existing products, new product introductions by competitors, collections of dealer financing receivables and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors; actual results could differ materially. The Company undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as required by law or the rules of the New York Stock Exchange.

CRITICAL ACCOUNTING POLICIES

     In preparing the consolidated financial statements, we follow accounting principles generally accepted in the United States of America, which in many cases requires us to make assumptions, estimates and judgments that affect the amounts reported. Many of these policies are straightforward. There are, however, some policies that are critical because they are important in determining the financial condition and results of operations. These policies are described below and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

     The Company offers to its customers a variety of warranties on its products ranging from 1 to 10 years in length. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and unit sales history and adjusted as required to reflect actual costs incurred, as information becomes available.

     Beginning in fiscal year 2001, revenue was recorded by the Company upon receipt of products by Winnebago Industries dealers rather than upon shipment as in prior years. This change in accounting principle was made to implement the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, as amended. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. This change required an adjustment to net income in the Company's first quarter 2001 results, which reflects the cumulative effect on the prior year's results due to the application of SAB No. 101.

     The Company has reserves for other loss exposures, such as product liability, litigation and accounts receivable. The Company also has loss exposure on loan guarantees and repurchase agreements (see Note 6 of Condensed Notes to

[PHOTO]                                                                  [PHOTO]


Consolidated Financial Statements). Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect the Company's recorded liabilities for loss.

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


RESULTS OF OPERATIONS
FISCAL 2002 COMPARED TO FISCAL 2001

     Net revenues for recreation vehicles and other manufactured products were $825,269,000 for fiscal 2002 (53 weeks), an increase of $153,583,000, or 22.9 percent, from fiscal 2001 (52 weeks). Motor home shipments (Class A and C) during fiscal 2002 were 11,054 units, an increase of 1,978 units, or 21.8 percent, compared to fiscal 2001. The Company's increase in revenues during fiscal 2002 reflects low interest rates, an increase in market share, continued acceptance of the Company's new products, solid performance by the Company's dealers and a high quality reputation of the Company's products.

     Net revenues for dealer financing at Winnebago Acceptance Corporation (WAC) were $3,134,000 for fiscal 2002, a decrease of $1,107,000 or 26.1 percent from fiscal 2001. Decreased revenues for dealer financing reflect a significant decrease in interest rates partially offset by higher average outstanding dealer receivable balances when comparing fiscal 2002 to fiscal 2001.

     Cost of manufactured products, as a percent of manufactured product revenues, was 85.9 percent for fiscal 2002, compared to 87.6 percent for fiscal 2001. The Company's lower cost of manufacturing during fiscal 2002 can be attributed to increased volume of motor home production and deliveries to dealers.

     Selling expenses increased by $1,321,000 to $19,606,000 comparing fiscal 2002 to fiscal 2001 but decreased as a percentage of net revenues to 2.4 percent from 2.7 percent. The increase in dollars can be attributed primarily to increases in advertising expenses and salesperson incentive compensation. The increased sales volume during fiscal 2002 contributed to the decrease in percentage.

     General and administrative expenses increased by $5,128,000 to $18,735,000 and to 2.3 percent of net revenues compared to 2.0 percent for fiscal 2001. The increases in dollars and percentage when comparing the two fiscal year-end periods were primarily due to increases in employee incentive programs and to a lesser extent increased legal reserves.

     For fiscal 2002, the Company had net financial income of $2,859,000 compared to net financial income of $3,754,000 during fiscal 2001. When comparing the two fiscal years, the average available cash for investing during fiscal 2002 was larger than the average available cash during fiscal 2001. However, the average rate the Company earned on investments was significantly lower than the average rate earned during the fiscal 2001 period.

     The effective income tax rate increased from 26.1 percent in fiscal 2001 to
35.0 percent in fiscal 2002. The primary reason for the increase was due to a $4.5 million tax benefit recorded in fiscal 2001 in connection with the expiration of certain tax statutes and a higher provision for state

[PHOTO]                                                                  [PHOTO]


income taxes in 2002.

     For fiscal 2001, the Company adopted Staff Accounting Bulletin (SAB) No. 101 issued by the SEC in December 1999. SAB No. 101 set forth the views of the SEC staff concerning revenue recognition. As a result of SAB No. 101, the Company began recording revenue upon receipt of products by the Company's dealers rather than upon shipment by the Company. Adoption of SAB No. 101 during the 52 weeks ended August 25, 2001 required an adjustment of $1,050,000 to net income, or $.05 per diluted share, in the Company's first quarter 2001 results, which is reflected as a cumulative effect adjustment in the fiscal 2001 statement of income.

     For the 53 weeks ended August 31, 2002, the Company had net income of $54,671,000, or $2.68 per diluted share, compared to the 52 weeks ended August 25, 2001 net income of $42,704,000, or $2.03 per diluted share. Net income and diluted income per share for fiscal 2002 increased 43.1 percent and 47.3 percent, respectively, compared to the prior year proforma results of $38.2 million net income and $1.82 per diluted share, which excludes the $4.5 million one time tax benefit. The differences in percentages when comparing net income to net earnings per share were primarily due to a lower number of outstanding shares of the Company's common stock during the 53 weeks ended August 31, 2002 due to the Company's buyback of 2,412,000 shares during fiscal 2002. (See Note 13 to the Company's 2002 Consolidated Financial Statements.)

FISCAL 2001 COMPARED TO FISCAL 2000

     Net revenues for recreation vehicles and other manufactured products were $671,686,000 for fiscal 2001, a decrease of $72,043,000, or 9.7 percent, from fiscal 2000. Motor home shipments (Class A and C) during fiscal 2001 were 9,076 units, a decrease of 1,440 units, or 13.7 percent, compared to fiscal 2000. The percentage decrease in net revenues was less than the percentage decrease in motor home unit sales because the Company's fiscal 2001 sales, as a percentage of total unit sales, contained relatively more higher-priced units with slideout features as well as diesel-powered Class A vehicles. The Company's net revenues during fiscal 2001 reflected the decline in consumer confidence levels and a slowdown in the economy. The Company's performance within the RV industry in fiscal 2001 was a result of the excellent acceptance of its new products, solid performance of its dealer partners, brand recognition and strong quality reputation.

     Net revenues for dealer financing at WAC were $4,241,000 for fiscal 2001, an increase of $333,000, or 8.5 percent, from fiscal 2000. Increased revenues for dealer financing reflected an increase in dealer receivable balances and, to a lesser extent, an increase in interest rates charged when comparing fiscal 2001 to fiscal 2000.

     Cost of manufactured products, as a percent of manufactured product revenues, was 87.6 percent for fiscal 2001 compared to 86.2 percent for fiscal 2000. The Company's higher costs of manufacturing products during 2001 can be attributed to lower volume of production and deliveries to dealers.

     Selling expenses decreased by $438,000 to $18,285,000 comparing fiscal 2001 to fiscal 2000 but increased as a percentage of net revenues to 2.7 percent from
2.5 percent. The decrease in dollars can be attributed primarily to reductions in salesperson incentive compensation. Decreased sales volume during fiscal 2001 contributed to the increase in percentage.

     General and administrative expenses decreased by $3,515,000 to $13,607,000 and to 2.0 percent of net revenues from 2.3 percent when comparing fiscal 2001 to fiscal 2000. Lower payments for employee incentive programs and reduced product liability costs were primary reasons for the decreases in both dollars and percentages.

                                              [PHOTO]

     For fiscal 2001, the Company had net financial income of $3,754,000 compared to net financial income of $3,338,000 during fiscal 2000. When comparing the two periods, the increase was due primarily to larger cash balances available for investing during fiscal 2001.

     The effective income tax rate decreased from 34.6 percent in fiscal 2000 to
26.1 percent in fiscal 2001. The primary reason for the decrease in fiscal 2001 was due to the Company recording a $4.5 million tax benefit in connection with the expiration of certain tax statutes.

     For fiscal 2001, the Company had income before cumulative effect of a change in accounting principle (SAB No. 101) of $43,754,000, or $2.08 per diluted share. The comparable results for fiscal 2000 was net income of $48,399,000, or $2.20 per diluted share.

     As a result of SAB No. 101, the Company began recording revenue upon the dealers' receipt of products rather than upon shipment by the Company. Adoption of SAB No. 101 during fiscal 2001 required an adjustment of $1,050,000 to net income, or $.05 per diluted share, in the Company's first quarter 2001 results, which is reflected as a cumulative effect adjustment in the fiscal 2001 statement of income.

     For fiscal 2001, the Company had net income of $42,704,000, or $2.03 per diluted share compared to fiscal 2000 net income of $48,399,000, or $2.20 per diluted share. Proforma results, excluding the $4.5 million one time tax benefit for fiscal year 2001, were $38.2 million net income and $1.82 per diluted share. Net income and earnings per diluted share for the proforma 2001 results decreased 21.1 percent and 17.3 percent, respectively, compared to fiscal 2000. The differences in percentages when comparing net income to net earnings per share was primarily due to a lower number of outstanding shares of the Company's common stock during the 52 weeks ended August 25, 2001. (See Note 13 to the Company's 2002 Consolidated Financial Statements.)

ANALYSIS OF FINANCIAL CONDITION,
LIQUIDITY AND RESOURCES

     The Company generally meets its working capital, capital equipment and cash requirements with funds generated from operations.

     At August 31, 2002, working capital was $144,995,000, a decrease of $29,253,000 from the amount at August 25, 2001. Cash provided by operations was $36,790,000, $81,912,000 and $51,412,000 during fiscal years ended August 31,
2002, August 25, 2001 and August 26, 2000, respectively. Operating cash flows were provided in fiscal 2002 primarily by income generated from operations. Cash flows used by investing activities were $11,176,000, $19,717,000 and $25,255,000 in fiscal 2002, 2001 and 2000, respectively. Cash flows used by investing activities primarily include investments in capital expenditures. Capital expenditures were $10,997,000 in fiscal 2002, $9,089,000 in fiscal 2001 and $14,548,000 in fiscal 2000. Net cash used by financing activities was $85,669,000 in fiscal 2002, $11,358,000 in fiscal 2001 and $22,874,000 in fiscal
2000. Cash used by financing activities in fiscal 2002, 2001 and 2000 was primarily to repurchase shares of the Company's common stock at a cost of $86,072,000, $10,686,000 and $19,726,000, respectively. (See Consolidated
Statements of Cash Flows.)

     The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $42,225,000 at August 31, 2002 compared to $102,280,000 at August 25, 2001. (See Consolidated Statements of Cash Flows.)

     Principal expected demands at August 31, 2002 on the Company's liquid assets for fiscal 2003 include capital expenditures of approximately $23,000,000 and approximately $1,800,000 of cash dividends, based on the cash dividend described in the following sentence. On October 9, 2002, the Board of Directors declared a cash dividend of $.10 per common

                                    [PHOTO]


share payable January 6, 2003 to shareholders of record on December 6, 2002. Also, on June 19, 2002, the Board of Directors authorized the repurchase of outstanding shares of the Company's common stock, depending on market conditions, for an aggregate purchase price of up to $15,000,000. As of October 4, 2002, 119,900 shares had been repurchased for an aggregate consideration of approximately $4,294,000 under this authorization.

     Management currently expects its cash on hand and funds from operations to be sufficient to cover both short-term and long-term operating requirements.

NEW ACCOUNTING
PRONOUNCEMENTS

     On August 27, 2000, the Company adopted SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which the SEC staff issued in December 1999. SAB No. 101 sets forth the SEC staff's views concerning revenue recognition. As a result of SAB No. 101, the Company began recording revenue upon receipt of products by Winnebago Industries' dealers rather than upon shipment by the Company. This change required an adjustment to net income in the Company's first quarter 2001 results, which is reflected as a cumulative effect adjustment in the fiscal 2001 statement of income.

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, BUSINESS COMBINATIONS. SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. In July 2001, the FASB also issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company will adopt these statements on September 1, 2002, the beginning of the first quarter of the Company's 2003 fiscal year. Management believes that neither SFAS No. 141 or 142 will affect the Company's consolidated financial statements because it does not have any acquisitions pending, goodwill or other intangible assets.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Also, in September 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. The Company is required to adopt SFAS Nos. 143 and 144 in fiscal 2003. The Company is reviewing the impact of SFAS Nos. 143 and 144, and does not believe adoption of either of these new standards will have a material affect on the Company's financial statements.

     The Company adopted Emerging Issues Task Force (EITF) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products, at the beginning of the third quarter of fiscal 2002. This guidance was effective for periods beginning after December 15, 2001. EITF No. 01-9 requires that certain payments to customers for cooperative advertising and certain sales incentive offers that were historically classified in selling expense be shown as a reduction in net revenues. The adoption of this new accounting policy had no impact on previously reported operating income, net income, or

[PHOTO]                                                                  [PHOTO]


earnings per share.

     In July 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This standard reviews the accounting for certain exit costs and disposal activities currently set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal change of the new statement is that it now requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the date of commitment to an exit plan. This statement is effective for exit and disposal activities initiated after December 31, 2002. The Company does not believe adoption of this standard will significantly affect the Company's financial condition or operating results.

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

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

     As of August 31, 2002, the Company had an investment portfolio of fixed income securities, which are classified as cash and cash equivalents of $42,225,000, of which $36,084,000 are fixed income investments that are subject to interest rate risk and a decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity (which approximates 45 days) and, therefore, the Company would not expect to recognize an adverse impact in income or cash flows in such an event.

     As of August 31, 2002, the Company had dealer-financing receivables in the amount of $37,880,000. Interest rates charged on these receivables vary based on the prime rate.

COMPANY OUTLOOK

     Long-term demographics are favorable to the Company, as the target market of consumers age 50 and older is anticipated to nearly double within the next 30 years. In addition, a 2001 "RV Consumer Demographic Study" conducted by the University of Michigan for the RV industry, found the age of people interested in purchasing recreation vehicles is expanding to include younger buyers as well as older buyers. The study also found an increased interest in owning RVs generally by a larger percentage of all U.S. households. Order backlog for the Company's Class A and Class C motor homes was 3,248 orders at August 31, 2002, 1,598 orders at August 25, 2001 and 1,355 orders at August 26, 2000. The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be a measure of future sales.

                          CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)                                        AUGUST 31, 2002     AUGUST 25, 2001
-------------------------------------------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                                            $ 42,225            $102,280

Receivables, less allowance for doubtful accounts                      28,616              21,571
     ($120 and $244, respectively)

Dealer financing receivables, less allowance for doubtful              37,880              40,263
     accounts ($96 and $117, respectively)

Inventories                                                           113,654              79,815

Prepaid expenses                                                        4,314               3,604

Deferred income taxes                                                   6,907               6,723
                                                                     ----------------------------

     Total current assets                                             233,596             254,256
                                                                     ----------------------------

Property and equipment, at cost

Land                                                                      972               1,029

Buildings                                                              47,953              45,992

Machinery and equipment                                                86,744              82,182

Transportation equipment                                                5,641               5,482
                                                                     ----------------------------

                                                                      141,310             134,685

     Less accumulated depreciation                                     92,383              88,149
                                                                     ----------------------------

     Total property and equipment, net                                 48,927              46,536
                                                                     ----------------------------

Investment in life insurance                                           23,602              22,223
                                                                     ----------------------------

Deferred income taxes                                                  22,438              21,495
                                                                     ----------------------------

Other assets                                                            8,514               7,412
                                                                     ----------------------------

Total assets                                                         $337,077            $351,922
                                                                     ----------------------------

See notes to consolidated financial statements.

(DOLLARS IN THOUSANDS)                               AUGUST 31, 2002     AUGUST 25, 2001
----------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities
Accounts payable, trade                                     $ 44,230            $ 40,678

Income taxes payable                                           2,610               4,938

Accrued expenses:
     Accrued compensation                                     18,673              13,730

     Product warranties                                        8,151               8,072

     Insurance                                                 5,967               4,567

     Promotional                                               4,499               3,181

     Other                                                     4,471               4,842
                                                            ----------------------------

         Total current liabilities                            88,601              80,008
                                                            ----------------------------

Postretirement health care and deferred
  compensation benefits                                       68,661              64,450
                                                            ----------------------------

Contingent liabilities and commitments

Stockholders' equity
Capital stock common, par value $.50; authorized
  60,000,000 shares, issued 25,888,000 and
  25,886,000 shares, respectively                             12,944              12,943

Additional paid-in capital                                    25,740              22,261

Reinvested earnings                                          284,856             234,139
                                                            ----------------------------

                                                             323,540             269,343

Less treasury stock, at cost                                 143,725              61,879
                                                            ----------------------------

Total stockholders' equity                                   179,815             207,464
                                                            ----------------------------

Total liabilities and stockholders' equity                  $337,077            $351,922
                                                            ----------------------------

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                       YEAR ENDED
                                                                  AUGUST 31,           AUGUST 25,           AUGUST 26,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              2002(1)               2001                 2000
--------------------------------------------------------------- ------------------ ----------------- -----------------
Revenues
     Manufactured products                                        $ 825,269            $ 671,686             $ 743,729
     Dealer financing                                                 3,134                4,241                 3,908
                                                                  ----------------------------------------------------
        Total net revenues                                          828,403              675,927               747,637
                                                                  ----------------------------------------------------

Costs and expenses
     Cost of manufactured products                                  708,865              588,561               641,138
     Selling                                                         19,606               18,285                18,723
     General and administrative                                      18,735               13,607                17,122
                                                                  ----------------------------------------------------
        Total costs and expenses                                    747,206              620,453               676,983
                                                                  ----------------------------------------------------

              Operating income                                       81,197               55,474                70,654

Financial income                                                      2,859                3,754                 3,338
                                                                  ----------------------------------------------------

Income before income taxes                                           84,056               59,228                73,992

Provision for taxes                                                  29,385               15,474                25,593
                                                                  ----------------------------------------------------

Income before cumulative effect of change in
     accounting principle                                            54,671               43,754                48,399

Cumulative effect of change in accounting principle,
     net of taxes                                                        --               (1,050)                   --
                                                                  ----------------------------------------------------

Net income                                                        $  54,671            $  42,704             $  48,399
                                                                  ----------------------------------------------------

Earnings per common share (basic)
   Income before cumulative effect of change in
     accounting principle                                         $    2.74            $    2.11             $    2.23
   Cumulative effect of change in accounting principle                   --                 (.05)                   --
                                                                  ----------------------------------------------------
   Income per share (basic)                                       $    2.74            $    2.06             $    2.23
                                                                  ----------------------------------------------------

Earnings per common share (diluted)
   Income before cumulative effect of change in
     accounting principle                                         $    2.68            $    2.08             $    2.20
   Cumulative effect of change in accounting principle                   --                 (.05)                   --
                                                                  ----------------------------------------------------
   Income per share (diluted)                                     $    2.68            $    2.03             $    2.20
                                                                  ----------------------------------------------------

Weighted average shares of common stock outstanding
     Basic                                                           19,949               20,735                21,680
                                                                  ----------------------------------------------------
     Diluted                                                         20,384               21,040                22,011
                                                                  ----------------------------------------------------

See notes to consolidated financial statements.

(1) Year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED
                                                                          AUGUST 31,            AUGUST 25,            AUGUST 26,
(IN THOUSANDS)                                                              2002                  2001                  2000
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                           $  54,671             $  42,704             $  48,399
Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation and amortization                                            7,879                 7,380                 6,622
     (Gain) loss on disposal of property, leases and
      other assets                                                             (202)                  325                   350
     (Credit) provision for doubtful receivables                                (46)                   34                   203
     Tax benefit of stock options                                             3,349                 1,209                    --
Change in assets and liabilities
     (Increase) decrease in receivables and other assets                     (7,766)               10,956                   702
     (Increase) decrease in inventories                                     (33,839)                5,892                 1,324
     Increase in deferred income taxes                                       (1,127)               (1,499)               (2,674)
     Increase (decrease) in accounts payable and
         accrued expenses                                                    10,921                13,616                (8,306)
     (Decrease) increase in income taxes payable                             (2,328)               (3,852)                  180
     Increase in postretirement benefits                                      5,278                 5,147                 4,612
                                                                          -----------------------------------------------------
Net cash provided by operating activities                                    36,790                81,912                51,412
                                                                          -----------------------------------------------------
Cash flows from investing activities
     Purchases of property and equipment                                    (10,997)               (9,089)              (14,548)
     Proceeds from sale of property and equipment                               929                   338                   531
     Investments in dealer receivables                                     (114,737)             (114,907)             (103,125)
     Collections of dealer receivables                                      117,202               107,261                95,061
     Investments in other assets                                             (3,573)               (3,320)               (3,724)
     Proceeds from other assets                                                  --                    --                   550
                                                                          -----------------------------------------------------
Net cash used in investing activities                                       (11,176)              (19,717)              (25,255)
                                                                          -----------------------------------------------------
Cash flows from financing activities and capital transactions
     Payments for purchase of common stock                                  (86,072)              (10,686)              (19,726)
     Payments of cash dividends                                              (3,954)               (4,121)               (4,324)
     Proceeds from issuance of common and treasury stock                      4,357                 3,449                 1,176
                                                                          -----------------------------------------------------
Net cash used in financing activities and capital transactions              (85,669)              (11,358)              (22,874)
                                                                          -----------------------------------------------------
Net (decrease) increase in cash and cash equivalents                        (60,055)               50,837                 3,283

Cash and cash equivalents at beginning of year                              102,280                51,443                48,160
                                                                          -----------------------------------------------------
Cash and cash equivalents at end of year                                  $  42,225             $ 102,280             $  51,443
                                                                          -----------------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY

                                                   COMMON SHARES          ADDITIONAL                         TREASURY STOCK
(AMOUNTS IN THOUSANDS                         -----------------------      PAID-IN     REINVESTED       ------------------------
EXCEPT PER SHARE DATA)                           NUMBER      AMOUNT        CAPITAL       INCOME           NUMBER        AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1999                         25,874     $  12,937     $  21,907      $ 151,482          3,575      $  36,942

    Proceeds from the sale of common
      stock to employees                              4             2            77             --             --             --

    Net cost of treasury stock issued for
      stock options exercised                        --            --          (194)            --            (66)          (729)

    Issuance of stock to officers                    --            --           204             --            (32)          (359)

    Payments for purchase of common stock            --            --            --             --          1,127         19,726

    Cash dividends on common stock -
      $.20 per share                                 --            --            --         (4,325)            --             --

    Net income                                       --            --            --         48,399             --             --
                                              ----------------------------------------------------------------------------------

Balance, August 26, 2000                         25,878        12,939        21,994        195,556          4,604         55,580

    Proceeds from the sale of common
      stock to employees                              8             4            94             --             --             --

    Net cost of treasury stock issued for
      stock options exercised                        --            --        (1,069)            --           (313)        (3,773)

    Issuance of stock to officers                    --            --            33             --            (51)          (614)

    Tax benefit due to sale of common
      stock to employees                             --            --         1,209             --             --             --

    Payments for purchase of common stock            --            --            --             --            883         10,686
    Cash dividends on common stock -
      $.20 per share                                 --            --            --         (4,121)            --             --

    Net income                                       --            --            --         42,704             --             --
                                              ----------------------------------------------------------------------------------

Balance, August 25, 2001                         25,886        12,943        22,261        234,139          5,123         61,879

    Proceeds from the sale of common
      stock to employees                              2             1            49             --             --             --

    Net cost of treasury stock issued for
      stock options exercised                        --            --          (453)            --           (280)        (3,650)

    Issuance of stock to officers                    --            --           534             --            (45)          (576)

    Tax benefit due to sale of common
      stock to employees                             --            --         3,349             --             --             --

    Payments for purchase of common stock            --            --            --             --          2,412         86,072

    Cash dividends on common stock -
      $.20 per share                                 --            --            --         (3,954)            --             --

    Net income                                       --            --            --         54,671             --             --
                                              ----------------------------------------------------------------------------------

Balance, August 31, 2002                         25,888     $  12,944     $  25,740      $ 284,856          7,210      $ 143,725
                                              ----------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                    [PHOTO]


                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 31, 2002 and August 25, 2001, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended August 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2002 and August 25, 2001; and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Minneapolis, Minnesota

October 4, 2002

                            SELECTED FINANCIAL DATA

                                                  AUG. 31,      AUG. 25,       AUG. 26,      AUG. 28,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     2002(2)        2001(3)         2000          1999
------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net revenues(4)                                  $ 828,403     $ 675,927      $ 747,637     $ 671,653
Income before taxes                                 84,056        59,228         73,992        66,609
Pretax profit % of revenue                            10.1%          8.8%           9.9%          9.9%
Provision for income taxes (credits)             $  29,385     $  15,474      $  25,593     $  22,349
Income tax rate                                       35.0%         26.1%          34.6%         33.6%
Income from continuing operations                $  54,671     $  43,754      $  48,399     $  44,260
Gain on sale of Cycle-Sat subsidiary                    --            --             --            --
(Loss) income from discontinued operations              --            --             --            --
Cum. effect of change in accounting principle           --        (1,050)            --            --
                                                 ----------------------------------------------------
Net income (loss)                                $  54,671     $  42,704      $  48,399     $  44,260
Income per share
    Continuing operations
       Basic                                     $    2.74     $    2.11      $    2.23     $    1.99
       Diluted                                        2.68          2.08           2.20          1.96
    Discontinued operations
       Basic                                            --            --             --            --
       Diluted                                          --            --             --            --
    Cum. effect of change in accounting principle
       Basic                                            --          (.05)            --            --
       Diluted                                          --          (.05)            --            --
                                                 ----------------------------------------------------
    Net income per share
       Basic                                     $    2.74     $    2.06      $    2.23     $    1.99
       Diluted                                        2.68          2.03           2.20          1.96
                                                 ----------------------------------------------------
Weighted average common shares
    outstanding (in thousands)
       Basic                                        19,949        20,735         21,680        22,209
       Diluted                                      20,384        21,040         22,011        22,537
                                                 ----------------------------------------------------

Cash dividends per share                         $     .20     $     .20      $     .20     $     .20
Book value                                            9.63          9.99           8.22          6.69
Return on assets (ROA)                                15.9%         12.9%          16.3%         17.1%
Return on equity (ROE)                                28.2%         22.3%          29.8%         33.3%


Unit Sales
    Class A                                          6,725         5,666          6,819         6,054
    Class C                                          4,329         3,410          3,697         4,222
                                                 ----------------------------------------------------
         Total Class A & C Motor Homes              11,054         9,076         10,516        10,276
    Class B Conversions (EuroVan Campers)              763           703            854           600

AT YEAR END
Total assets                                     $ 337,077     $ 351,922      $ 308,686     $ 285,889
Stockholders' equity                               179,815       207,464        174,909       149,384
Working capital                                    144,995       174,248        141,683       123,720
Long-term debt                                          --            --             --            --
Current ratio                                     2.6 to 1      3.2 to 1       3.0 to 1      2.5 to 1
Number of employees                                  3,685         3,325          3,300         3,400

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation. These reclassifications have no impact on net income as previously reported.

(2) The fiscal years ended August 31, 2002 and August 31, 1996 contained 53 weeks; all other fiscal years contained 52 weeks.

                                                  AUG. 29,      AUG. 30,       AUG. 31,      AUG. 26,     AUG. 27,     AUG. 28,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)       1998          1997         1996(2)        1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net revenues(4)                                  $ 529,363     $ 437,961      $ 487,545     $ 462,760     $ 436,870     $ 368,255
Income before taxes                                 35,927         6,992         21,063        20,006        15,264        11,018
Pretax profit % of revenue                             6.8%          1.6%           4.3%          4.3%          3.5%          3.0%
Provision for income taxes (credits)             $  11,543     $     416      $   6,639       ($7,912)      ($1,312)    $  (1,087)
Income tax rate                                       32.1%          5.9%          31.5%        (39.5%)        (8.6%)        (9.9%)
Income from continuing operations                $  24,384     $   6,576      $  14,424     $  27,918     $  16,576     $  12,105
Gain on sale of Cycle-Sat subsidiary                    --        16,472             --            --            --            --
(Loss) income from discontinued operations              --            --         (2,039)         (162)          869        (2,827)
Cum. effect of change in accounting principle           --            --             --            --       (20,420)           --
                                                 -------------------------------------------------------------------------------
Net income (loss)                                $  24,384     $  23,048      $  12,385     $  27,756     $  (2,975)     $  9,278
Income per share
    Continuing operations
       Basic                                     $    1.01     $     .26      $     .57     $    1.11     $     .66      $    .48
       Diluted                                        1.00           .26            .57          1.10           .65           .48
    Discontinued operations
       Basic                                            --           .65           (.08)         (.01)          .03          (.11)
       Diluted                                          --           .64           (.08)         (.01)          .03          (.11)
    Cum. effect of change in accounting principle
       Basic                                            --            --             --            --          (.81)           --
       Diluted                                          --            --             --            --          (.80)           --
                                                 -------------------------------------------------------------------------------
    Net income per share
       Basic                                     $    1.01     $     .91      $     .49     $    1.10     $    (.12)     $    .37
       Diluted                                        1.00           .90            .49          1.09          (.12)          .37
                                                 -------------------------------------------------------------------------------
Weighted average common shares
    outstanding (in thousands)
       Basic                                        24,106        25,435         25,349        25,286        25,187        25,042
       Diluted                                      24,314        25,550         25,524        25,462        25,481        25,307
                                                 -------------------------------------------------------------------------------

Cash dividends per share                         $     .20     $     .20      $     .30     $     .30     $      --      $     --
Book value                                            5.11          4.86           4.15          3.96          3.16          3.26
Return on assets (ROA)                                11.0%         10.6%           5.7%         14.1%         (1.8%)         6.3%
Return on equity (ROE)                                20.3%         20.1%          12.0%         30.8%         (3.7%)        12.1%


Unit Sales
    Class A                                          5,381         4,834          5,893         5,993         6,820         6,095
    Class C                                          3,390         2,724          2,857         2,853         1,862         1,998
                                                 -------------------------------------------------------------------------------
         Total Class A & C Motor Homes               8,771         7,558          8,750         8,846         8,682         8,093
    Class B Conversions (EuroVan Campers)              978         1,205            857         1,014           376            --

AT YEAR END
Total assets                                     $ 230,612     $ 213,475      $ 220,596     $ 211,630     $ 181,748      $157,050
Stockholders' equity                               116,523       123,882        105,311       100,448        79,710        81,693
Working capital                                     92,800        99,935         62,155        69,694        58,523        44,669
Long-term debt                                          --            --          1,692         3,810         2,693           633
Current ratio                                     2.5 to 1      3.4 to 1       2.0 to 1      2.4 to 1      2.1 to 1      1.9 to 1
Number of employees                                  3,010         2,830          3,150         3,010         3,150         2,770

(3) Includes a noncash after-tax cumulative effect of change in accounting principle of $1.1 million expense or $.05 per share due to the adoption of SAB No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS.

(4) Net revenues for fiscal 2002 required adoption of EITF No. 01-9 ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR FOR A CUSTOMER (INCLUDING A RESELLER OF THE VENDOR'S PRODUCT) which requires the reduction of net revenues by certain payments to customers for certain sales incentive offers and fiscal 2001 required adoption of EITF 00-10 related to shipping and handling fees and costs.

[PHOTO]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  NATURE OF BUSINESS AND
SIGNIFICANT ACCOUNTING POLICIES
Winnebago Industries, Inc.'s (the Company) operations are conducted predominantly in two industry segments: the manufacture and sale of recreation vehicles and other manufactured products, and floor plan financing for selected Winnebago, Itasca, Rialta, and Ultimate dealers. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are its brand name recognition, the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competition's units of comparable size and quality.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

STATEMENTS OF CASH FLOWS. For purposes of these statements, cash equivalents primarily consisted of commercial paper, tax-exempt money market preferreds, and variable rate auction preferred stock with an original maturity of three months or less. For cash equivalents, the carrying amount is a reasonable estimate of fair value.

FISCAL PERIOD. The Company follows a 52/53-week fiscal year period. The financial statements for fiscal 2002 are based on a 53-week period; the others are on a 52-week basis.

REVENUE RECOGNITION. The Company adopted Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as of the beginning of fiscal 2001. This accounting principle requires the Company to recognize revenue upon delivery of products to the dealer, which is when title passes, instead of when shipped by the Company. Interest income from dealer floor plan receivables is recorded on the accrual basis in accordance with the terms of the loan agreements.

SHIPPING REVENUES AND EXPENSES. Shipping revenues for products shipped are included within sales, while shipping expenses are included within cost of goods sold, in accordance with Emerging Issues Task Force (EITF) No. 00-10, Accounting for Shipping and Handling Fees and Costs.

CONSIDERATIONS GIVEN BY THE COMPANY TO ITS DEALERS. Certain payments to customers for cooperative advertising and certain sales incentive offers are shown as a reduction in net revenues, in accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. Cooperative advertising expense and sales incentives were previously reported as selling expense. Prior period expenses have been reclassified, which had no effect on previously reported net income.

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

INCOME TAXES. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This Statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been

                                                                         [PHOTO]


included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

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

RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During fiscal 2002, 2001 and 2000, the Company spent approximately $3,190,000, $3,397,000 and $3,374,000, respectively, on research and development activities.

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

NOTE 2:  DEALER FINANCING RECEIVABLES
Dealer floor plan receivables are collateralized by recreation vehicles and are due upon the dealer's sale of the vehicle, with the entire balance generally due at the end of one year. At August 31, 2002 and August 25, 2001, the Company had a concentration of credit risks whereby $37,388,000 and $39,243,000, respectively, of dealer financing receivables were due from one dealer.

NOTE 3:  INVENTORIES
Inventories consist of the following:

                             AUGUST 31,    AUGUST 25,
(DOLLARS IN THOUSANDS)          2002          2001
----------------------------------------------------
Finished goods               $  48,037     $  36,930
Work-in-process                 26,995        21,725
Raw materials                   62,194        44,232
                             -----------------------
                               137,226       102,887
LIFO reserve                   (23,572)      (23,072)
                             -----------------------
                             $ 113,654     $  79,815
                             -----------------------

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

[PHOTO]


NOTE 4:  NOTES PAYABLE
Short-term lines of credit and related borrowings outstanding at fiscal year-end are as follows:

                             AUGUST 31,    AUGUST 25,
(DOLLARS IN THOUSANDS)          2002          2001
----------------------------------------------------

Available credit lines       $      --     $  20,000
Outstanding                         --            --
Interest rate                       --          4.52%

On October 19, 2000, the Company entered into an unsecured credit agreement with Wells Fargo Bank Iowa, National Association. The credit agreement provided the Company with a line of credit of $20,000,000 until January 31, 2002. There were no outstanding borrowings under the credit agreement during fiscal 2002 or 2001. The Company did not renew this agreement when it expired on January 31, 2002.

NOTE 5:  EMPLOYEE RETIREMENT PLANS
The Company has a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plan in cash for fiscal 2002, 2001 and 2000 were $2,668,000, $2,283,000 and $2,685,000, respectively.

The Company also has a nonqualified deferred compensation program which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,642,000, $1,659,000 and $1,645,000, in fiscal 2002,
2001 and 2000, respectively. Total deferred compensation liabilities were $24,711,000 and $24,646,000 at August 31, 2002 and August 25, 2001,
respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $14,825,000 and $13,637,000 at August 31, 2002 and August 25, 2001, respectively) are presented as assets of the Company in the accompanying consolidated balance sheets.

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

                                  AUGUST 31,    AUGUST 25,
(DOLLARS IN THOUSANDS)               2002          2001
---------------------------------------------------------
Change in benefit obligation
  Accumulated benefit
   obligation, beginning of
   year                           $  41,179     $  36,925
  Actuarial loss                      6,675         1,225
  Interest cost                       2,836         2,750
  Service cost                        2,079         1,955
  Net benefits paid                    (571)         (587)
  Plan amendment                     (7,230)       (1,089)
                                  -----------------------
Benefit obligation, end of
    year                          $  44,968     $  41,179
                                  -----------------------
Funded status
  Accumulated benefit
   obligation in excess of
   plan assets                    $  44,968     $  41,179
Unrecognized cost
  Net actuarial loss                 (9,463)       (2,777)
  Prior service cost                  8,445         1,402
                                  -----------------------
Accrued benefit cost              $  43,950     $  39,804
                                  -----------------------

The discount rate used in determining the accumulated postretirement benefit obligation was 6.75 percent at August 31, 2002 and 7.0 percent at August 25, 2001. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 31, 2002 was 9.4 percent, decreasing each successive year until it reaches 5.0 percent in 2023 after which it remains constant.

                                                                         [PHOTO]


Net postretirement benefit expense for the fiscal years ended August 31, 2002, August 25, 2001 and August 26, 2000 consisted of the following components:

(DOLLARS IN              AUG. 31,     AUG. 25,      AUG. 26,
THOUSANDS)                 2002         2001          2000
------------------------------------------------------------
Components of net
  periodic benefit
  cost
    Interest cost        $  2,836     $  2,750      $  1,953
    Service cost            2,079        1,955         1,714
    Net amortization
    and deferral             (193)         (65)         (129)
                         -----------------------------------
Net periodic
  benefit cost           $  4,722     $  4,640      $  3,538
                         -----------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                ONE            ONE
                            PERCENTAGE     PERCENTAGE
                               POINT          POINT
(DOLLARS IN THOUSANDS)       INCREASE       DECREASE
-----------------------------------------------------
Effect on total of
  service and interest
  cost components            $   1,401     $  (1,034)
Effect on postretirement
  benefit obligation         $  11,369     $  (8,535)


Summary of postretirement health care and deferred compensation benefits at fiscal year-end are as follows:

(DOLLARS IN                     AUG. 31,     AUG. 25,
THOUSANDS)                        2002         2001
-----------------------------------------------------
Accrued benefit cost           $  43,950    $  39,804
Deferred compensation
  liability                       24,711       24,646
                               ----------------------
Total postretirement
  health care and
  deferred compensation
  benefits                     $  68,661    $  64,450
                               ----------------------

NOTE 6: CONTINGENT LIABILITIES AND COMMITMENTS
It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a lien upon, or title to, the merchandise purchased. Upon request of a lending institution financing a dealer's purchases of the Company's products, and after completion of a credit investigation of the dealer involved, the Company will execute a repurchase agreement. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the sale of any repurchased unit. The Company's contingent liability on all repurchase agreements was approximately $245,828,000 and $216,784,000 at August 31, 2002 and August 25, 2001,
respectively. The Company's losses under repurchase agreements were approximately $81,000, $197,000, and $282,000 during fiscal 2002, 2001 and 2000, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with Bank of America Specialty Group and Conseco Financing Servicing Group. Contingent liabilities under these recourse agreements were $1,049,000 and $3,276,000 at August 31, 2002 and August 25, 2001, respectively. The Company did not incur any actual losses under these recourse agreements during fiscal 2002, 2001 and 2000.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past five fiscal years was at $2,500,000 per occurrence and $6,000,000 in aggregate per policy year. Liabilities in excess of these amounts are the responsibility of the insurer.

The Company and the Winnebago Industries, Inc. Deferred Compensation Plan, Winnebago Industries, Inc. Deferred

[PHOTO]


Incentive Formula Bonus Plan and Winnebago Industries, Inc. Deferred Compensation Plan and Deferred Bonus Plan Trust are Defendants in a purported class action title Sanft, et al vs. Winnebago Industries, Inc., at al which was filed in the United States District Court, Northern District of Iowa, Central Division, on August 30, 2001 and is currently pending. The Complaint alleges a class consisting of participants in the Winnebago Industries, Inc. Deferred Compensation Plan and the Winnebago Industries, Inc. Deferred Incentive Formula Bonus Plan (the "Plans") and alleges 23 separate causes of action including declaratory and injunctive relief, Federal common law unjust enrichment, breach of fiduciary duty and violation of ERISA vesting provisions and ERISA funding requirements. The suit seeks to negate certain amendments made to the Plans in 1994 which reduced the benefits which some participants would receive under the Plans. This action has not been certified as a class action. The Company believes that the Defendants have meritorious defenses to class certification and as to the Plaintiff's substantive claims. The Company is vigorously defending the lawsuit and will oppose any attempt by the Plaintiffs to have the case certified as a class action. The case is currently set for trial in June 2004. As of August 31, 2002, the Company has accrued estimated legal fees for the defense of the case. However, no other amounts have been accrued for the case because it is not possible at this time to properly assess the risk of an adverse verdict or the magnitude of possible exposure.

The Company is also involved in other various legal proceedings which are ordinary routine litigation incident to its business, many of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, management is of the opinion that while the final resolution of any such litigation may have an impact on the Company's consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 7:  INCOME TAXES
The components of the provision for income taxes are as follows:

                                          YEAR ENDED
(DOLLARS IN                    AUG. 31,     AUG. 25,      AUG. 26,
THOUSANDS)                       2002         2001          2000
-----------------------------------------------------------------------
Current
    Federal                    $ 29,666     $ 16,448      $ 27,162
    State                           846          524         1,105
                               -----------------------------------
                                 30,512       16,972        28,267

Deferred -
   (principally
     federal)                    (1,127)      (1,498)       (2,674)
                               -----------------------------------
Total provision                $ 29,385     $ 15,474      $ 25,593
                               -----------------------------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                                     YEAR ENDED
                                         AUGUST 31, 2002          AUGUST 25, 2001          AUGUST 26, 2000
----------------------------------------------------------------------------------------------------------
U.S. federal statutory rate                   35.0%                    35.0%                    35.0%
State taxes, net of federal benefit            1.1                      0.6                      0.8
Life insurance premiums                        0.1                      0.1                      0.1
Previously unrecorded tax benefits              --                     (7.7)                      --
Tax credits                                   (0.1)                    (0.5)                    (0.3)
Foreign sales corporation commissions         (0.1)                    (0.2)                    (0.2)
Cash surrender value                          (0.5)                    (0.7)                    (0.6)
Other                                         (0.5)                    (0.5)                    (0.2)
                                         -----------------------------------------------------------------
Total                                         35.0%                    26.1%                    34.6%
                                         -----------------------------------------------------------------

                                                                         [PHOTO]


The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                                            AUGUST 31, 2002                    AUGUST 25, 2001
(DOLLARS IN THOUSANDS)                        ASSETS          LIABILITIES        TOTAL              TOTAL
                                            ------------------------------------------------------------------
Current
   Warranty reserves                        $  2,847           $    --           $ 2,847           $ 2,825
   Self-insurance reserve                      1,544                --             1,544             1,598
   Accrued vacation                            1,538                --             1,538             1,404
   Miscellaneous reserves                      1,594              (616)              978               896
                                            -----------------------------------------------------------------
   Subtotal                                    7,523              (616)            6,907             6,723
                                            -----------------------------------------------------------------
Noncurrent
   Postretirement health care benefits        15,382                --            15,382            13,931
   Deferred compensation                      10,967                --            10,967            10,788
   Property and equipment                         --            (3,911)           (3,911)           (3,224)
                                            -----------------------------------------------------------------
   Subtotal                                   26,349            (3,911)           22,438            21,495
                                            -----------------------------------------------------------------
Total                                       $ 33,872           $(4,527)          $29,345           $28,218
                                            -----------------------------------------------------------------

NOTE 8:  FINANCIAL INCOME AND EXPENSE
The following is a reconciliation of financial income (expense):

                                                                  YEAR ENDED
(DOLLARS IN THOUSANDS)                      AUGUST 31, 2002    AUGUST 25, 2001    AUGUST 26, 2000
-------------------------------------------------------------------------------------------------
Dividend income                             $         2,726    $         2,488    $         2,076
Interest income from investments and
    receivables                                         369              1,332              1,478
Gains on foreign currency transactions                   62                 23                 58
Interest expense                                       (298)               (89)              (274)
                                            -----------------------------------------------------
                                            $         2,859    $         3,754    $         3,338
                                            -----------------------------------------------------

NOTE 9:  REPURCHASE OF RELATED PARTY STOCK
In April 2002, pursuant to an authorization of the Board of Directors, the Company repurchased 2,100,000 shares of common stock from Hanson Capital Partners, LLC ("HCP"). HCP is a Delaware limited liability company whose members are the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP Trust"), which has a 34.9 percent membership interest in HCP, and the Luise V. Hanson Revocable Trust, dated September 22, 1984 (the "Revocable Trust"), which has a 65.1 percent membership interest in HCP. John V. Hanson, a director of the Company, Mary Jo Boman, the wife of Gerald E. Boman, a director of the Company, Paul D. Hanson and Bessemer Trust Company, N.A. act as co-trustees under the QTIP trust. Mrs. Luise V. Hanson is trustee of the Revocable Trust. Mrs. Hanson is also a controlling person in the Company. Mrs. Hanson is the mother of John V. Hanson, Mary Jo Boman and Paul D. Hanson and the mother-in-law of Gerald E. Boman. The shares were repurchased for an aggregate purchase price of $77,700,000 ($37 per share), plus interest in the amount of $245,765. On the date of the share repurchase, the high and low prices of the Company's common stock on the New York Stock Exchange were $43.70 and $42.35, respectively. The Company utilized its cash on hand and cash becoming available from maturing fixed income securities to pay the purchase price of the stock in three installments with interest at the rate of 4 percent per annum on the outstanding balance.

[PHOTO]


NOTE 10:  STOCK OPTION PLANS
The Company's 1987 stock option plan allowed the granting of nonqualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plan expired in fiscal 1997; however, exercisable options representing 35,000 shares remain outstanding at August 31, 2002.

The Company's stock option plan for outside directors provided that each director who was not a current or former full-time employee of the Company received an option to purchase 10,000 shares of the Company's common stock at prices equal to 100 percent of the fair market value, determined by the mean of the high and low prices on the date of grant. The Board of Directors has terminated this plan as to future grants. Future grants of options to outside directors are made under the Company's 1997 stock option plan described as follows.

The Company's 1997 stock option plan provides additional incentives to those officers, employees, directors, advisors and consultants of the Company whose substantial contributions are essential to the continued growth and success of the Company's business. A total of 2,000,000 shares of the Company's common stock may be issued or transferred or used as the basis of stock appreciation rights under the 1997 stock option plan. The plan allows the granting of nonqualified and incentive stock options as well as stock appreciation rights. The plan is administered by a committee appointed by the Company's Board of Directors. The option prices for these shares shall not be less than 85 percent of the fair market value of a share at the time of option granting for nonqualified stock options or less than 100 percent for incentive stock options. The term of each option expires and all rights to purchase shares thereunder cease ten years after the date such option is granted or on such date prior thereto as may be fixed by the committee. Options granted under this plan become exercisable six months after the date the option is granted unless otherwise set forth in the agreement. Outstanding options granted to employees generally vest in three equal annual installments provided that all options granted under the 1997 stock option plan shall become vested in full and immediately upon the occurrence of a change in control of the Company.


A summary of stock option activity for fiscal 2002, 2001 and 2000 is as follows:

                                     2002                                2001                                2000
                                                WTD.                                WTD.                                WTD.
                                    PRICE       AVG.                    PRICE       AVG.                    PRICE       AVG.
                                     PER      EXERCISE                   PER      EXERCISE                   PER      EXERCISE
                        SHARES      SHARE     PRICE/SH      SHARES      SHARE     PRICE/SH     SHARES       SHARE     PRICE/SH
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year     788,168    $7 - $20   $   12.51     795,514    $4 - $20   $   10.88     680,176    $4 - $15   $    8.56

Options granted         165,950    22 -  39       23.13     312,000    12 -  18       12.83     180,800    19 -  20       18.59

Options exercised      (279,614)    8 -  19       11.44    (312,944)    4 -  19        8.64     (65,462)    6 -  10        8.15

Options canceled             --          --          --      (6,402)    9 -  19       13.84          --          --          --
                      ---------------------------------------------------------------------------------------------------------
Outstanding at
  end of year           674,504    $7 - $39   $   15.57     788,168    $7 - $20   $   12.51     795,514    $4 - $20   $   10.88
                      ---------------------------------------------------------------------------------------------------------
Exercisable at
  end of year           302,271    $7 - $39   $   13.89     352,018    $7 - $20   $   11.33     469,214    $4 - $20   $    8.40
                      ---------------------------------------------------------------------------------------------------------

                                                                         [PHOTO]


The following table summarizes information about stock options outstanding at August 31, 2002:

    RANGE OF             NUMBER          WEIGHTED REMAINING        WEIGHTED            NUMBER            WEIGHTED
    EXERCISE         OUTSTANDING AT           YEARS OF             AVERAGE         EXERCISABLE AT         AVERAGE
     PRICES          AUGUST 31, 2002      CONTRACTUAL LIFE      EXERCISE PRICE     AUGUST 31, 2002    EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------
   $7.19 - $ 8.88          64,000                4                 $   8.16              64,000           $  8.16
   10.19 -  15.38         318,359                7                    11.94             145,026             11.35
   18.00 -  19.72         126,195                7                    18.55              76,995             18.58
   21.62 -  39.48         165,950                9                    23.13              16,250             37.00
                    ------------------------------------------------------------------------------------------------
                          674,504                8                 $  15.57             302,271           $ 13.89

In 1997, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 2002, 2001 and 2000 income and income per share would have been changed to the pro forma amounts indicated as follows:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             2002             2001          2000
-------------------------------------------------------------------------------------------------
Net income
    As reported                                        $  54,671       $  42,704      $  48,399
    Pro forma                                             52,881          41,006         47,143
Income per share (basic)
    As reported                                        $    2.74       $    2.06      $    2.23
    Pro forma                                               2.65            1.98           2.17
Income per share (diluted)
    As reported                                        $    2.68       $    2.03      $    2.20
    Pro forma                                               2.59            1.95           2.14

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                          2002             2001          2000
-------------------------------------------------------------------------------------------------
Dividend yield                                               .87%           1.13%          1.21%
Risk-free interest rate                                     3.22%           4.55%          6.92%
Expected life                                            5 years         5 years        5 years
Expected volatility                                        55.82%          49.92%         49.64%
Estimated fair value of options granted per share         $10.08           $5.29          $8.30

[PHOTO]


NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid during the year for:

                                                 YEAR ENDED
(DOLLARS IN THOUSANDS)     AUGUST 31, 2002    AUGUST 25, 2001    AUGUST 26, 2000
--------------------------------------------------------------------------------
Income taxes                 $   29,306         $   18,205         $   28,305
Interest                            246                  3                249

NOTE 12:  BUSINESS SEGMENT INFORMATION
The Company defines its operations into two business segments: Recreation Vehicles and Other Manufactured Products and Dealer Financing. Recreation Vehicles and Other Manufactured Products includes all data relative to the manufacturing and selling of the Company's Class A, B and C motor home products as well as sales of component products for other manufacturers and recreation vehicle related parts and service revenue. Dealer Financing includes floorplan financing for a limited number of the Company's dealers. Management focuses on operating income as a segment's measure of profit or loss when evaluating a segment's financial performance. Operating income is before interest expense, interest income, and income taxes. A variety of balance sheet ratios are used by management to measure the business. Maximizing the return from each segment's assets excluding cash and cash equivalents is the primary focus. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Identifiable assets are those assets used in the operations of each industry segment. General Corporate assets consist of cash and cash equivalents, deferred income taxes and other corporate assets not related to the two business segments. General Corporate income and expenses include administrative costs. Intersegment sales and expenses are not significant.

For the years ended August 31, 2002, August 25, 2001 and August 26, 2000, the Company's segment information is as follows:

                                     RECREATION
                                  VEHICLES & OTHER
                                    MANUFACTURED       DEALER       GENERAL
(DOLLARS IN THOUSANDS)                PRODUCTS        FINANCING    CORPORATE       TOTAL
-----------------------------------------------------------------------------------------
2002 (53 WEEKS)
Net revenues                          $825,269         $  3,134    $     --     $828,403
Operating income                        79,299            1,224         674       81,197
Identifiable assets                    223,792           38,138      75,147      337,077
Depreciation and amortization            7,664                3         212        7,879
Capital expenditures                    10,889               20          88       10,997

2001
Net revenues                          $671,686         $  4,241    $     --     $675,927
Operating income                        52,120            1,275       2,079       55,474
Identifiable assets                    176,731           40,856     134,335      351,922
Depreciation and amortization            7,158                5         217        7,380
Capital expenditures                     8,974               19          96        9,089

2000
Net revenues                          $743,729         $  3,908    $     --     $747,637
Operating income                        67,252            1,152       2,250       70,654
Identifiable assets                    191,501           33,508      83,677      308,686
Depreciation and amortization            6,375                4         243        6,622
Capital expenditures                    14,412               --         136       14,548

                                                                         [PHOTO]


NET REVENUES BY MAJOR PRODUCT CLASS

                                                                     FISCAL YEAR ENDED(1)(2)
                                               AUGUST 31,     AUGUST 25,    AUGUST 26,     AUGUST 28,    AUGUST 29,
(DOLLARS IN THOUSANDS)                            2002           2001          2000           1999          1998
-------------------------------------------------------------------------------------------------------------------
Motor homes (Class A & C)                       $ 773,125      $ 624,110     $ 690,022      $ 613,813     $ 470,932
                                                     93.3%          92.4%         92.3%          91.4%         89.0%
Other recreation vehicle revenues(3)               20,486         17,808        18,813         16,620        19,222
                                                      2.5%           2.6%          2.5%           2.5%          3.6%
Other manufactured products revenues(4)            31,658         29,768        34,894         38,225        37,133
                                                      3.8%           4.4%          4.7%           5.7%          7.0%
                                                -------------------------------------------------------------------
Total manufactured products revenues              825,269        671,686       743,729        668,658       527,287
                                                     99.6%          99.4%         99.5%          99.6%         99.6%
Finance revenues(5)                                 3,134          4,241         3,908          2,995         2,076
                                                       .4%            .6%           .5%            .4%           .4%
                                                -------------------------------------------------------------------
Total net revenues                              $ 828,403      $ 675,927     $ 747,637      $ 671,653     $ 529,363
                                                    100.0%         100.0%        100.0%         100.0%        100.0%

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation. These reclassifications have no impact on net income as previously reported.
(2) The fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.
(3) Primarily recreation vehicle related parts, EuroVan Campers (Class B motor homes), and recreation vehicle service revenue.
(4) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.
(5) WAC revenues from dealer financing.

NOTE 13:  INCOME PER SHARE
The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

(IN THOUSANDS, EXCEPT PER SHARE DATA)            AUGUST 31, 2002(1)    AUGUST 25, 2001    AUGUST 26, 2000
---------------------------------------------------------------------------------------------------------
Income per share - basic
   Net income                                          $54,671            $42,704            $48,399
                                                       -------            -------            -------
   Weighted average shares outstanding                  19,949             20,735             21,680
                                                       -------            -------            -------
   Net income per share - basic                        $  2.74            $  2.06            $  2.23
                                                       -------            -------            -------

Income per share - assuming dilution
   Net income                                          $54,671            $42,704            $48,399
                                                       -------            -------            -------
   Weighted average shares outstanding                  19,949             20,735             21,680
   Dilutive impact of options outstanding                  435                305                331
                                                       -------            -------            -------
   Weighted average shares and potential
     dilutive shares outstanding                        20,384             21,040             22,011
                                                       -------            -------            -------
   Net income per share - assuming dilution            $  2.68            $  2.03            $  2.20
                                                       -------            -------            -------

(1) Fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

[PHOTO]


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

In May 2000, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of the Company's common stock. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of the Company's outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of the Company's common stock) to buy 1/100 of a share of a new series of preferred stock at an exercise price of $67.25. The preferred shares will be entitled to 100 times the per share dividend payable on the Company's common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent of the Company's common stock and before they acquire 50 percent, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of the Company's common stock, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by the Company.

                               COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol: WGO
Shareholders of record as of November 12, 2002: 4,922
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 2002 and fiscal 2001.

FISCAL 2002               HIGH           LOW         CLOSE       FISCAL 2001          HIGH        LOW        CLOSE
--------------------------------------------------------------------------------------------------------------------
First Quarter            $33.70        $17.30       $33.70      First Quarter        $13.63     $10.75      $11.50
Second Quarter            48.85         32.39        47.45      Second Quarter        19.00      11.56       17.10
Third Quarter             51.43         39.35        44.40      Third Quarter         19.60      15.60       18.77
Fourth Quarter            48.60         31.85        38.19      Fourth Quarter        30.75      18.44       28.02


CASH DIVIDENDS PER SHARE
FISCAL 2002                               FISCAL 2001
--------------------------------------------------------------------------------
AMOUNT           DATE PAID                AMOUNT              DATE PAID
------           ---------                ------              ---------
$   .10          January 7, 2002          $    .10            January 8, 2001
    .10          July 8, 2002                  .10            July 9, 2001


                   INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                          QUARTER ENDED
                                                      DECEMBER 1,     MARCH 2,      JUNE 1,      AUGUST 31,
FISCAL 2002                                              2001          2002          2002          2002
----------------------------------------------------------------------------------------------------------
Net revenues                                            $177,802      $183,055      $246,636      $220,910
Gross profit                                              24,232        22,938        37,255        35,113
Operating income                                          15,311        13,414        27,289        25,183
Net income                                                10,710         9,448        18,094        16,419
Net income per share (basic)                                 .52           .46           .93           .88
Net income per share (diluted)                               .51           .45           .90           .86

Quarter ended December 1, 2001 contained 14 weeks.


                                                                          QUARTER ENDED
                                                      NOVEMBER 25,  FEBRUARY 24,    MAY 26,      AUGUST 25,
FISCAL 2001                                              2000          2001          2001          2001
----------------------------------------------------------------------------------------------------------
Net revenues                                            $162,702      $141,308      $195,605      $176,312
Gross profit                                              20,782        15,779        26,182        24,623
Operating income                                          13,380         8,550        18,098        15,446
Net income                                                 8,546         6,184        12,444        15,530
Net income per share (basic)                                 .40           .30           .61           .75
Net income per share (diluted)                               .40           .30           .60           .74

Quarter ended November 25, 2000 contains an adjustment of $1,050,000 for the cumulative effect of a change in accounting principle, net of taxes.

During the quarter ended August 25, 2001, the Company recorded a $4.5 million tax benefit in connection with the expiration of certain tax statutes.

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

Sheila Davis, PR/IR Manager
Winnebago Industries, Inc.
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

Wells Fargo Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
                  or
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone:  (800) 468-9716 or
(651) 450-4064
Inquirees:  www.wellsfargo.com/com/shareowner_services


ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled to be held on Tuesday, January 14, 2003, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.


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

                             DIRECTORS AND OFFICERS


                                   DIRECTORS

BRUCE D. HERTZKE (51)                        JOSEPH W. ENGLAND  (62)                 RICHARD C. SCOTT (68)
Chairman of the Board, Chief Executive       Former Senior Vice President            Vice President, University Development
Officer and President                        Deere and Company                       Baylor University
Winnebago Industries, Inc.
                                             JOHN V. HANSON (60)                     FREDERICK M. ZIMMERMAN (66)
GERALD E. BOMAN (67)                         Former Deputy Chairman of the Board     Professor of Manufacturing Systems Engineering
Former Senior Vice President                 Winnebago Industries, Inc.              The University of St. Thomas
Winnebago Industries, Inc.
                                             GERALD C. KITCH (64)                    LUISE V. HANSON (89)
JERRY N. CURRIE (57)                         Former Executive Vice President         Director Emeritus
President and Chief Executive Officer        Pentair, Inc.
CURRIES Company and GRAHAM Manufacturing


                                    OFFICERS

[PHOTO]                                     [PHOTO]                                 [PHOTO]
Bruce D. Hertzke (51)                       Robert L. Gossett (51)                  William O'Leary (53)
Chairman of the Board, Chief Executive      Vice President, Administration          Vice President, Product Development
Officer and President

                                            [PHOTO]                                 [PHOTO]
[PHOTO]                                     Brian J. Hrubes (51)                    Robert J. Olson (51)
Edwin F. Barker (55)                        Controller                              Vice President, Manufacturing
Vice President, Chief Financial Officer

                                            [PHOTO]                                 [PHOTO]
[PHOTO]                                     James P. Jaskoviak (50)                 Joseph L. Soczek, Jr. (59)
Raymond M. Beebe (60)                       Vice President, Sales and Marketing     Treasurer
Vice President, General Counsel and
Secretary