Form 10-K, Exhibit 13
period 2003-08-30
WINNEBAGO INDUSTRIES INC
filed 2003-11-21
CIK 107687

[LOGO] WINNEBAGO INDUSTRIES

                               2003 ANNUAL REPORT

                                TABLE OF CONTENTS

Mission Statement  ............................................................1

Report to Shareholders  .......................................................2

Operations Review  ............................................................5

Motor Home Product Classification  ...........................................13

Management's Discussion and Analysis
     of Financial Condition and Results of
     Operations  .............................................................14

Consolidated Balance Sheets  .................................................20

Consolidated Statements of Income  ...........................................22

Consolidated Statements of Cash Flows ........................................23

Consolidated Statements of Changes in
     Stockholders' Equity  ...................................................24

Notes to Consolidated
     Financial Statements ....................................................25

Report of Independent Auditors ...............................................36

Interim Financial Information  ...............................................37

11-Year Selected Financial Data  .............................................38

Shareholder Information  .....................................................40

Common Stock Data ............................................................40

Cash Dividends Per Share .....................................................40

Directors and Officers  .......................................Inside Back Cover


                                CORPORATE PROFILE

         Winnebago Industries, Inc., headquartered in Forest City, Iowa, is the leading United States (U.S.) manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through dealers under the Winnebago(R), Itasca(R), Rialta(R) and Ultimate(R) brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer organization located throughout the U.S., and to a limited extent, in Canada. As of August 30, 2003, the motor home dealer organization in the U.S. and Canada included approximately 310 dealer locations. Motor home sales by Winnebago Industries represented at least 91 percent of its revenues in each of the past five fiscal years. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

         Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961. Directors

                         RECENT FINANCIAL PERFORMANCE
                      (In thousands, except per share data)

--------------------------------------------------------------------------------
                                             FISCAL 2003 FISCAL 2002 FISCAL 2001
                                              (52 WEEKS)  (53 WEEKS) (52 WEEKS)
--------------------------------------------------------------------------------
Net Revenues                                  $ 845,210   $ 825,269  $ 671,686
--------------------------------------------------------------------------------
Gross Profit                                  $ 113,378   $ 116,404  $  83,125
--------------------------------------------------------------------------------
Operating Income                              $  77,294   $  78,071  $  51,372
--------------------------------------------------------------------------------
Net Income                                    $  49,884   $  54,671  $  42,704
--------------------------------------------------------------------------------
Diluted Income Per Share                      $    2.65   $    2.68  $    2.03
--------------------------------------------------------------------------------
Diluted Weighted Average Outstanding Shares      18,818      20,384     21,040
--------------------------------------------------------------------------------

                           WINNEBAGO INDUSTRIES, INC.
                                MISSION STATEMENT

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


VALUES

         How we accomplish our mission is as important as the mission itself. Fundamental to the success of the Company are these basic values we describe as the four Ps:

         PEOPLE--Our employees are the source of our strength. They provide our corporate intelligence and determine our reputation and vitality. Involvement and teamwork are our core corporate values.

         PRODUCTS--Our products are the end result of our teamwork's combined efforts, and they should be the best in meeting or exceeding our customers' expectations. As our products are viewed, so are we viewed.

         PLANT--We believe our facilities to be the most technologically advanced in the RV industry. We continue to review facility improvements that will increase the utilization of our plant capacity and enable us to build the best quality product for the investment.

         PROFITABILITY--Profitability is the ultimate measure of how efficiently we provide our customers with the best products for their needs. Profitability is required to survive and grow. As our respect and position within the marketplace grows, so will our profit.


GUIDING PRINCIPLES

         QUALITY COMES FIRST--To achieve customer satisfaction, the quality of our products and services must be our number one priority.

         CUSTOMERS ARE CENTRAL TO OUR EXISTENCE--Our work must be done with our customers in mind, providing products and services that meet or exceed the expectations of our customers. We must not only satisfy our customers, we must also surprise and delight them.

         CONTINUOUS IMPROVEMENT IS ESSENTIAL TO OUR SUCCESS --We must strive for excellence in everything we do: in our products, in their safety and value, as well as in our services, our human relations, our competitiveness and our profitability.

         EMPLOYEE INVOLVEMENT IS OUR WAY OF LIFE--We are a team. We must treat each other with trust and respect.

         DEALERS AND SUPPLIERS ARE OUR PARTNERS--The Company must maintain mutually beneficial relationships with dealers, suppliers and our other business associates.

         INTEGRITY IS NEVER COMPROMISED--The Company must pursue conduct in a manner that is socially responsible and that commands respect for its integrity and for its positive contributions to society.

[GRAPH]

                             WINNEBAGO INDUSTRIES'
                                  NET REVENUES
                             (Dollars in Millions)


             $527.3   $668.7   $743.7   $671.7   $825.3   $845.2
             ---------------------------------------------------
             1998      1999     2000     2001     2002     2003


[GRAPH]

                             WINNEBAGO INDUSTRIES'
                          NET INCOME PER DILUTED SHARE
                                   (Dollars)

            $1.00   $1.96     $2.20    $2.03      $2.68      $2.65
            ------------------------------------------------------
            1998     1999      2000     2001       2002       2003

TO MY FELLOW SHAREHOLDERS:

         We are extremely pleased with Winnebago Industries' solidly profitable performance in fiscal 2003. Despite a sluggish economy with low consumer confidence, the war in Iraq, rising unemployment and fluctuating fuel prices, Winnebago Industries was able to produce record revenues and net income second only to the Company's record performance last year.

         Revenues for fiscal 2003 (52 weeks) were a record $845.2 million versus $825.3 million for the previous fiscal year (53 weeks).

         Net income for fiscal 2003 was $49.9 million versus $54.7 million for fiscal 2002. On a diluted per share basis, the Company earned $2.65 a share versus $2.68 a share for fiscal 2002. Included in net income was $1.2 million from discontinued operations, or six cents a share, in fiscal 2003, versus $1.8 million, or nine cents a share, in fiscal 2002.

         Once again, the hard work of our employees and dealers led to a successful year in a less than ideal economic environment.

         These outstanding results are not by accident, but due to our continued focus on profitability. This focus on profitability began in earnest in 1997 when we challenged ourselves to be the most profitable public company in the recreation vehicle (RV) industry. We measure our profitability by using four guidelines: Return on Assets (ROA), Return on Equity (ROE), Operating Margin as a percent of sales and Net Profit Margin as a percent of sales. These statistics have been highlighted in our last three annual reports because of their importance as a means to measure our performance against that of our competitors. Winnebago Industries and the next five largest public motor home manufacturers used in this analysis accounted for approximately 70 percent of all Class A and C motor home sales during the first eight months of calendar 2003. The graphs below demonstrate that we continue to lead the public companies in the RV industry in profitability in nearly all measurements.


                             COMPETITIVE COMPARISON
           (Information obtained from last 12 months public filings)

--------------------------------------------------------------------------------
[GRAPH]

                                  RV INDUSTRY
                                RETURN ON EQUITY

                25.6%   21.0%   11.5%   3.4%   -23.7%  -46.1%
                ---------------------------------------------
                WGO     THO     MNC     COA     NVH     FLE



--------------------------------------------------------------------------------
[GRAPH]

                                  RV INDUSTRY
                                RETURN ON ASSETS

                14.2%   14.0%   5.6%    2.3%   -7.1%   -16.1%
                ---------------------------------------------
                THO     WGO     MNC     COA     FLE     NVH



--------------------------------------------------------------------------------
[GRAPH]

                                  RV INDUSTRY
                              OPERATING INCOME(1)

                9.1%    7.8%    4.3%    1.5%    -1.2%  -11.9%
                ---------------------------------------------
                WGO     THO     MNC     COA     FLE    NVH



--------------------------------------------------------------------------------
[GRAPH]

                                  RV INDUSTRY
                                 NET INCOME(1)

                5.9%    4.9%    2.5%    1.1%    -2.9%   -8.3%
                ---------------------------------------------
                WGO     THO     MNC     COA     FLE     NVH

(1) Expressed as a percent of Net Revenues

         The Company's large cash balance provides us with security; however, due to the current interest rate environment, this amount on our balance sheet is actually detrimental to our Return on Assets measurement. At this time, we believe the best use for our excess cash is to return it to our shareholders through the repurchase of the Company's stock and through the increase in our cash dividends.

         Our Board has authorized eight stock repurchase programs beginning in December 1997 through August 30, 2003, having repurchased 8.7 million shares of common stock for an aggregate price of $174.0 million during that time. This included the repurchase of 676,199 shares of common stock for an aggregate price of $20.2 million during fiscal 2003. On October 20, 2003, Winnebago Industries repurchased 1,450,000 shares of stock at $44.12 per share from Hanson Capital Partners, LLC, which is owned and controlled by the family of Company founder John K. Hanson and his wife, Luise. As of November 10, 2003, outstanding shares were 16,925,614.

         In addition to the repurchases of the Company's stock, we have now doubled our annual cash dividends by paying 10 cents a share to our shareholders on a quarterly basis, rather than semi-annually. In fiscal 2004, we expect to pay a total of 40 cents a share annually, versus the previous annual dividend of 20 cents a share.

         Winnebago Industries is the sales leader in the motor home market. According to Statistical Surveys, Inc., an independent retail reporting service, Winnebago Industries' retail market share of the total combined Class A and C motor home market leads the industry at 19.2 percent for the first eight months of calendar 2003, compared to 20.9 percent for the same period in calendar 2002.

         Motor home retail shipments slowed during the first four months of calendar 2003 due to concerns about the war in Iraq. Consequently, there was an oversupply of product on some dealers' lots. This led many RV manufacturers to use costly incentives to push their products into the market. We chose to correct our inventory imbalance primarily through the adjustment of our production schedule by removing seven full days of production, most of which was within our third fiscal quarter.

         As a management team, we were faced with the decision of using incentives to match our competitors in order to retain market share, or abide by our goal of managing for profitability. We maintained our primary goal to obtain the best possible return for our shareholders. While this led to some softening of our market share, we felt profitability was our first concern. We have publicly stated many times that we are not interested in being the largest motor home manufacturer in terms of revenues, market share or volume, instead, it is our intention to be the best in terms of profitability.

         Part of the reason we're able to be more profitable than our competitors is we believe that Winnebago Industries also leads the industry in RV manufacturing technology. By utilizing the latest technology for the production of our motor homes, we believe we increase quality and maximize the productivity of our workforce and facilities.

         We also believe our vertical integration provides us with profit advantages. We build the majority of parts used in the production of our motor homes. Examples of this include building our own furniture, as well as manufacturing our own vacuum-formed plastics such as shower pans and front dashboard panels, rotational molded plastics such as water and wastewater holding tanks, and aluminum extruded parts for trim parts, as well as for strength and support within the motor home.

         Building high-quality motor homes is how we will continue to succeed in the RV industry. We consider the annual dealer satisfaction index (DSI) survey by the Recreation Vehicle Dealers Association to be a great measurement tool for not only product quality, but also the quality of our sales, management, service, warranty and support processes. The DSI helps us improve dealer/manufacturer relations by identifying how dealers perceive our strengths and weaknesses.

         We are extremely proud of our results from the 2002 DSI survey. Not only did we get the highest ratings of any RV manufacturer, we have received this Quality Circle award for the last seven years - the only RV manufacturer to achieve this status. We believe the last question on the survey sums it up best:
Which manufacturer provides the product most valuable for your dealership's success? Winnebago Industries is again ranked the highest in this question with a 92.0 percent rating, scoring 6.2 basis points higher than the next closest motor home competitor.

         While 2003 was a challenging year due to the war in Iraq and low consumer confidence levels, we look for improvement in 2004. The current low interest rates are a catalyst for continued growth of the RV market in the near term. Approximately two thirds of our customers currently finance their motor home purchase. The low interest rate environment together with the potential of deductibility of interest paid on loans on motor homes as second homes for tax purposes, provide owners with incentives to purchase.

         We believe consumer confidence levels will rise as the job market improves throughout the United States.

         Winnebago Industries' executive management team has an average of 26 years tenure with the Company. I can honestly say that we have never seen a more positive future for the motor home industry. Demographics are certainly in our favor as our target market of consumers age 50 and older is expected to increase for the next 30 years.

         In addition to growth in our target market due to the aging of the baby boom generation, a study conducted by the University of Michigan for the RV industry shows that the age of people interested in purchasing RVs is also expanding to include younger buyers under 35 years of age as well as older buyers over age 75 who are staying healthy and active much later in life. This study also shows an increased interest in owning RVs by a larger percentage of all U.S. households.

         Owners are now using their motor homes for much more than just traditional camping. Motor homes are used to pursue consumers' many lifestyle passions which may include riding their ATVs in the desert, or going to motorsports events, or tailgating at sporting events or attending horse or dog shows. Consequently, we see people now purchasing motor homes who may never have dreamed of owning an RV before, simply to provide a means of support for their other recreation choices.

         In order to continue to grow with the expanding motor home market, we completed a state-of-the-art manufacturing facility in Charles City, Iowa, to build Class C motor homes. This enables us to produce additional Class A models in our Forest City facility. Motor home production in the new Charles City facility began in March 2003 with a ramp-up of production throughout the remainder of the fiscal year. This is the largest expansion to date for Winnebago Industries and will increase our production capacity by approximately 30 percent. The additional capacity will help us meet the anticipated increase in demand for our motor homes in the future.

         The future indeed looks promising. The keys to our continued success remain in introducing innovative new products such as our Winnebago Vectra and Itasca Horizon diesel motor homes (featured later in this report), as well as having the highest quality product available in the marketplace. In addition, Winnebago Industries will continue to strive for the best shareholder return possible as we grow with the market into the future.

         In closing, we are saddened by the passing of Luise V. Hanson, wife of Winnebago Industries founder, the late John K. Hanson, on October 19, 2003 at the age of 90. Luise worked side-by-side with her husband during the formative years of Winnebago Industries and served on the Company's Board of Directors from 1958 to 1981. From 1981 to the time of her death, the Board honored her with the title of Director Emeritus. Luise played an invaluable role in Winnebago Industries' history and will be truly missed.




/s/ Bruce Hertzke

Chairman of the Board,
Chief Executive Officer
and President

November 21, 2003


[GRAPH]

                             WINNEBAGO INDUSTRIES'
                           PEOPLE OVER THE AGE OF 55
                  (US Census Bureau - Population in Millions)


                63.0    66.1    75.1    107.6   116.3   125.6
                ---------------------------------------------
                2003    2005    2010    2015    2020    2030

                                OPERATIONS REVIEW

         Winnebago Industries focuses on the motorized segment of the RV market because it generally accounts for 60 percent, or $6.6 billion, of the $11 billion (calendar 2002) RV market. Winnebago Industries also believes that the motorized segment is the most profitable segment of the RV industry.

         The Company has grown its retail market share of Class A and C motor homes from 15.8 percent for calendar 1997 to 19.2 percent calendar year to date through August, 2003.

         Winnebago Industries, Inc., the sales leader in the combined Class A and C motor home market, has an exciting motor home lineup of Winnebago, Itasca, Rialta and Ultimate brand motor homes for 2004. In fact, 40 percent of Winnebago Industries' lineup is new or redesigned for 2004, increasing total offerings to 87 innovative floorplans.

         The Company's expanded product offerings create broader exposure for its products at dealerships and allow the Company to reach more customers. These new product lines also create additional opportunities for current owners of Winnebago Industries products or other brands in the RV industry to trade up or down. Consumers often want the latest and greatest offerings available in the marketplace and we intend to continue to develop new motor home models that will provide them with that opportunity.


CLASS A DIESEL OFFERINGS

         Diesel pusher models led the Company's new product offerings with the debut of the Winnebago Vectra(R) and Itasca Horizon(R) for 2004. These products fit into the largest segment of the diesel market, an important presence that Winnebago Industries didn't previously have. The Vectra and Horizon are built on the new Evolution(TM) Chassis from Freightliner(R). This new chassis was the result of an effort between Winnebago Industries and Freightliner to create the next evolution in chassis design and is offered exclusively on certain Winnebago Industries' products for 2004. This chassis creates a strong, durable platform for the Vectra and Horizon with above-the-rail, under-the-rail and cross-coach storage, as well as excellent driving performance and comfort.


[GRAPH}

                                  RV INDUSTRY
                        CLASS A & C RETAIL MARKET SHARE


                19.2%   17.9%   12.7%   8.5%    7.1%    4.1%
                ---------------------------------------------
                WGO     FLE     MNC     COA     THO     NVH

         Mid-range diesel pusher models, the Vectra and Horizon come with premium features such as full-body paint, luxurious appointments and solid wood cabinet doors. The Itasca Horizon models also feature stylish stainless steel appliances. Additional offerings include the Smart Wheel(TM) steering wheel, new foldaway driver mirror with turn signals, adjustable brake and accelerator pedals and a fully adjustable steering column to make the driving experience a perfect fit for everyone.

         Both the Vectra and Horizon, ranging from 34 to 40 feet in length, have five floorplans with double or triple slideout (slide) room extensions available. The triple-slide 40AD floorplan in each model features a new buffet-style dinette, a side entertainment center with a 27-inch Sony(R) flat-screen TV, a new residential-style bedroom chest of drawers with optional lavatory and a new drawer-style dishwasher.

         Also brand new for 2004, the Itasca Meridian(TM) is a diesel pusher product that offers four floorplans ranging from 32 to 39 feet in length. The Winnebago Journey(R) has upgraded feature levels in 2004 and new 36G, 39K and 39W floorplans. Full-body paint is standard on the Meridian and available on the Journey for 2004.

    The Company's top-of-the-line Ultimate Advantage(R) and Ultimate Freedom(R) also had significant changes in 2004. All the floorplans in the Ultimate series are 40-foot triple slides.


CLASS A GAS OFFERINGS

         Winnebago Industries' Class A gas lineup also has significant changes for 2004.

         The premium gasoline-powered products in Winnebago Industries' lineup are the Winnebago Chieftain(R) and Itasca Sunflyer(R). Each introduced a new 39D floorplan for 2004 featuring a unique galley/J-lounge sofa slide. The Sunflyer also features stainless steel appliances for 2004. The Chieftain and Sunflyer each have two 39-foot floorplans for 2004. Full-body paint is standard on the Itasca Sunflyer and available on the Winnebago Chieftain.

         The Winnebago Adventurer(R) and Itasca Suncruiser(R) are the most popular models in Winnebago Industries' Class A lineup and, according to Statistical Surveys, the Adventurer is the best-selling Class A gas product in the industry. The Adventurer and Suncruiser each feature six floorplans ranging from 31 to 38 feet in length, including a new 38R floorplan for 2004. This floorplan features a lounge/galley slideout with J-lounge sofa, TV entertainment cabinet with 27-inch TV and a bed/wardrobe slide in the back.

     A new 30W floorplan joins the Winnebago Brave(R) and Itasca Sunrise(R) lines. This unit features a galley/dinette slide, pantry, large aisle between the galley and bath and a rear 30-inch bedroom slide. The Brave and Sunrise are each available in four floorplans ranging from 30 to 36 feet in length.

         Rising performers for Winnebago Industries during fiscal 2003, the affordable Winnebago Sightseer(R) and Itasca Sunova(R) lines, each are available in four floorplans, ranging in length from 27 to 35 feet, each featuring a new 35N floorplan for 2004. This model features a large couch/dinette slide and a rear bed/wardrobe slide.


CLASS C OFFERINGS

         Winnebago Industries continues to have the best selling Class C models in the industry with 23.9 percent market share calendar year to date through August, 2003.

         The affordable Winnebago Minnie(R) and Itasca Spirit(R), Winnebago Industries' most popular Class C motor homes, each have a new 32G floorplan for 2004 with a driver's side couch/range slide and walk-through bathroom with enclosed toilet. The Minnie and Spirit are each available in seven floorplans ranging from 22 to 32 feet in length.

         Winnebago Industries' top-of-the-line Class C motor home, the Winnebago Minnie Winnie(R) and Itasca Sundancer(R), each feature three models in 27-, 30- and 31-foot lengths. The Minnie Winnie and Sundancer also have available a Deluxe Sound System with 5-Channel QSurround(TM) and 2-way radios with docking port.

         The Rialta(R) is a unique Class C motor home built on the fuel-efficient, front-wheel drive Volkswagen(R) chassis, offering fuel economy and maneuverability unparalleled within the RV industry. The Rialta is available in three floorplans.

         Also available on the fuel-efficient Volkswagen chassis are the Winnebago Vista(R) and Itasca Sunstar(R) motor homes that provide a multitude of sleeping areas, a full galley and a bathroom area with wardrobe in a compact 21-foot size.


NEW WINNEBAGO INDUSTRIES
MOTOR HOME FEATURES

         Winnebago Industries not only offers a host of new models for 2004, there's also a long list of new product features:

         One of the biggest trends in motor homes in 2004 is full-body paint. This means all, or nearly all, of the motor home's visible exterior receives several layers of high-quality, automotive-style paint, including a final clearcoat. This gives the motor home a great deal of added eye appeal. The use of full-body paint has expanded and is now standard on Winnebago Vectra, Itasca Sunflyer, Meridian and Horizon, Ultimate Advantage and Ultimate Freedom and optional on the Winnebago Chieftain and Journey and the Rialta.

         Winnebago Industries has unveiled the new QuickPort(TM) Service Connection Hatch, a convenient center for power cords and hoses.

         Also newly introduced is the QuickConnect(TM) coupling valve that's a manual shut-off valve and holster to quickly and easily facilitate the sewage draining process.

         SIRIUS(R) satellite radio was introduced in most of Winnebago Industries' 2004 models. The crystal clear reception that is provided from coast to coast with this satellite system is perfect for RV travel.

         The Sleep Number(R) Bed by Select Comfort(TM) is the perfect way to end the day, especially when you have a mattress that's the perfect combination of firmness and softness and can be adjusted based on your individual preference. The Sleep Number Bed is featured exclusively in select 2004 models from Winnebago Industries.

         In-Motion TV Satellite System(R)is now available in the Winnebago Adventurer, Chieftain, Journey and Vectra, Itasca Suncruiser, Sunflyer, Meridian and Horizon, as well as the Ultimate Advantage and Ultimate Freedom motor homes.

         A GPS navigation system is now available in most Class A models. The RV Radio(R) was upgraded with a coach remote, steering wheel remote and CD changer control. New stereo DVD/VCR combination replaces mono VCR option in most models.

         New TV choices include the Sony(R) 27-inch flat-screen TVs used in Ultimate Advantage, select Vectra and Meridian models; Sony 24-inch flat-screen stereo TV on most Vectra and Meridian models; and Sony 32-inch plasma flat-screen TV used in Ultimate Freedom.


MARKETING OPPORTUNITIES

         To promote its motor homes, Winnebago Industries is able to leverage its strong brand name with excellent marketing opportunities, further positioning the Company as the market leader.

         The Winnebago Adventurer was featured in the Jack Nicholson film, ABOUT SCHMIDT, released nationwide in January, 2003. The movie provided excellent national exposure for the Adventurer, which played a central role in the film in which Warren Schmidt, played by Nicholson, used the motor home extensively throughout the movie in his attempts to find meaning in his life after his retirement as an insurance actuary and the death of his wife.

         Winnebago Industries participated in two media tours sponsored by the Recreation Vehicle Industry Association (RVIA) during fiscal 2003. For their fourth season touring as RVIA spokespersons, Brad and Amy Herzog used a 2004 Winnebago Adventurer for their "Around the World in an RV" tour. Traveling with their young sons, Luke and Jesse, the Herzogs demonstrate how travelers can expand their own worlds by visiting the world of others, why RVing is great for anyone - especially families with children - and why an RV is the best way to explore the nooks and crannies of America.

         In his 12th consecutive year as RVIA spokesperson, David Woodworth used a 2003 Itasca Horizon for his "National RV History Tour." As a noted historian, David also towed an antique motor home behind the Horizon to relate the long history of RV travel benefits.

         The 2003 Rialta was featured throughout the year on the Home and Garden Network's (HGTV) "RV 2003."

         Through the use of motor home loans to print journalists, upcoming stories featuring Winnebago Industries motor homes can be seen in either recent or upcoming stories in national publications such as ARTHUR FROMMER'S BUDGET TRAVEL, WOMAN'S DAY, SUNSET, MACHINE DESIGN, MIDWEST LIVING and ENDLESS VACATION magazines.

         Winnebago Industries also provided several motor homes during fiscal 2003 for "BIFF HENDERSON'S AMERICA" segments that appeared on the CBS LATE SHOW WITH DAVID LETTERMAN TV show. The Company worked closely with RVIA, CBS and Letterman's staff to support these humorous Charles Kuralt style segments.

         JEOPARDY and the WHEEL OF FORTUNE TV shows also utilize Winnebago Industries' motor homes to support their search for contestants throughout the U.S. In addition, Winnebago Industries motor homes have been offered as grand prizes for the WHEEL OF FORTUNE and THE PRICE IS RIGHT TV shows.

         The Nevada Commission on Tourism is continuing a three-year campaign that will award up to six Winnebago Industries motor homes as grand prizes throughout the duration of the sweepstakes through the year 2003. The $1 million campaign prominently features a Winnebago Sightseer in the promotional material.

         Marketing opportunities such as the McDonald's "Winning Time" promotion have also been great exposure for Winnebago Industries. In the "Winning Time" promotion, up to 50 Winnebago RV Road Trip prizes were expected to be awarded to lucky contest winners in the promotion at participating McDonald's restaurants.

         This continued exposure is immeasurable in terms of continued brand recognition.


SALES AND SERVICE SUPPORT

         Winnebago Industries provides what it believes to be the most comprehensive sales and service support programs in the RV industry for its dealers and retail customers. The Company believes that by providing quality product and service support to our dealers through hands-on training and support materials, we are ensuring long-term growth and profitability and keeping our retail customers more satisfied.

         Sales and Service Dealer Councils play an important role in providing Winnebago Industries with feedback from its dealers and retail customers. Winnebago Industries also provides extensive sales and service training to its dealers from professionals at the factory and in the field. Winnebago Industries has also begun to offer classes via satellite TV through the RV Service Training Council.

         In order to establish a loyal customer base in the future, Winnebago Industries wants to ensure quality service for the retail customers no matter where they travel within the United States and Canada. The 20/20 Vision Program was established last year to recognize dealerships that provide warranty repairs on 20 different transient customers' coaches or performed 20 percent or more of total warranty claims for transient customers. Winnebago Industries recognized 130 dealers for achieving this status for the 2003 model year.

         Winnebago Industries believes that it has the highest level of warranty, parts and service programs in the industry and prides itself on industry-leading programs like the 40 percent warranty parts markup, TripSaver Fast Track Parts, and the enhanced WIN NET data entry system.

         We continually monitor our customers' satisfaction levels through surveys to ensure that our sales and service programs are effective. Winnebago Industries has developed a Customer Satisfaction Index (CSI) from this data that is used to shape our sales and service programs and to reward the Company's most effective dealers. Winnebago Industries initiated the first dealer recognition program within the RV industry in 1986. A record 179 dealers were recognized for this "Circle of Excellence Award," for the 2003 model year, including five dealers who have achieved this exclusive status each year since the program was initiated 17 years ago, as well as 21 first-time winners.


WIT

         Whether buying new or used Winnebago Industries motor homes, owners are eligible to become members of the Winnebago-Itasca Travelers (WIT) Club. The Company greatly benefits from these very loyal, repeat buyers. Winnebago Industries is able to stay connected with our motor home owners through the WIT Club and the club provides added benefits to our owners as well. Caravans, rallies and tours held frequently throughout the year provide WIT Club members with a way to use their motor homes, remain active and keep in touch with their club-member friends. Winnebago Industries encourages its dealers to actively participate in local chapters by offering complimentary memberships to new purchasers and to host "Show & Tell" events on the dealership lots. The WIT Club also provides member benefits such as a monthly magazine, professional trip routing, purchasing and service discounts, mail forwarding and various types of insurance.

TECHNOLOGY LEADER

         Winnebago Industries believes that it is the most technologically advanced RV manufacturer in the industry. The Company remains on the cutting edge in terms of computerized equipment at all of its facilities. An additional $23.5 million was spent on capital expenditures in fiscal 2003 to upgrade manufacturing equipment and expand manufacturing capabilities in order to increase productivity and improve the quality of Winnebago Industries products.

         The Company's newest addition is a $15.7 million state-of-the-art motor home manufacturing facility in Charles City, Iowa, that utilizes the latest technology such as computer numerically controlled routers for the manufacture of Winnebago Industries Class C motor homes. Production began in this new facility in March, 2003 and will continue to ramp up as the market demands. Because most Class C production will be moved to Charles City, this will allow Winnebago Industries to increase Class A motor home production in Forest City, ultimately providing the Company with the opportunity to increase its total production capacity of Class A and Class C motor homes by 30 percent.

         Winnebago Industries is also expanding the Charles City Hardwoods facility to add a new stain line for large cabinet frames and provide more solid wood cabinetry. This new $4.3 million, 50,000-square foot expansion, of which $.6 million has been spent calendar 2003 year-to-date, will be up and running in January, 2004.

         In addition to the Charles City expansions, Winnebago Industries invested over $7.2 million in other machinery and facility upgrades this past year in order to increase productivity and product quality.

QUALITY LEADERSHIP

         Winnebago Industries believes that quality is also a key to profitability.

         The Company uses several ways to measure its quality performance on a daily basis. Important sources of quality information to measure the Company's performance are Winnebago Industries Customer Satisfaction Index and the Recreation Vehicle Dealer Association (RVDA) Dealer Satisfaction Index, as well as the industry's GO RVing Committee on Excellence study conducted by Roper Starch ASW.

         Winnebago Industries was once again very proud to receive the Quality Circle Award from RVDA. Quality Circle status is the result of outstanding ratings on the RVDA's Annual Dealer Satisfaction Index Survey. One of 32 RV companies who qualified for consideration, Winnebago Industries was the only public motor home manufacturer to be rated high enough by dealers to receive the Quality Circle Award. Winnebago Industries was also the only manufacturer to have won this award each year since it was instituted seven years ago. The Company is particularly proud of the response to the last question on the survey that names Winnebago Industries with an industry leading figure of 92.0% on the topic of "Product Valuable for Dealership's Success" with the next highest motor home company attaining only 85.8%.

PRODUCTIVITY

         Winnebago Industries is committed to Lean Manufacturing philosophies. Lean Manufacturing is a systematic approach of identifying and eliminating waste (nonvalue added activities) through continuous organization and processes improvement. There are a series of seven workshops involved in the Lean Manufacturing process. Since Winnebago Industries began Lean training, 2,332 employees have attended the first workshop which involves employees learning the basic fundamentals of Lean Manufacturing. Another 1,272 employees have attended the second workshop on workplace organization and standardization and 151 employees have attended the third workshop on value stream mapping.

         Implementation of Lean Manufacturing in our Cabinet Shop facility has resulted in a savings of 15,000 square feet in floor space, a 25 percent reduction in some departmental labor requirements, a 20 percent reduction in work-in-process inventory, and has facilitated the elimination of nonscheduled overtime. Using the Lean Manufacturing principles involved with value stream mapping, the Cabinet Shop facility has also realized a significant cost avoidance in major equipment acquisitions, which have been deemed unnecessary after various process improvements and facility rearrangements were made.

LEADERSHIP SUMMARY

           Winnebago Industries is the leading motor home manufacturer in the RV industry. Demographic trends are extremely favorable, indicating that the RV industry will continue to grow for the next 30 years. The strong recognition of the Winnebago brand name and recognition of Winnebago Industries as a top quality manufacturer lead us to believe that the Company will play a leading role in the industry for years to come. Winnebago Industries understands what it takes to continue to lead the RV industry - the development of innovative new products and being a quality leader in sales, service and after market support. While it is important to be the leader in sales within the industry, it is the Company's priority to be the most profitable public company in the industry and to deliver the best returns possible for our shareholders.

                        MOTOR HOME PRODUCT CLASSIFICATION

         CLASS A MOTOR HOMES These are conventional motor homes constructed directly on medium and heavy-duty truck chassis which include the engine and drivetrain components. The living area and the driver's compartment are designed and produced by the motor home manufacturer. Class A motor homes from Winnebago Industries include: Winnebago Sightseer, Brave, Adventurer, Chieftain, Journey and Vectra; Itasca Sunova, Sunrise, Suncruiser, Sunflyer, Meridian and Horizon; and Ultimate Advantage and Ultimate Freedom. The Company manufactures Class A motor homes with gas, diesel and diesel pusher offerings. A diesel pusher is a motor home with a diesel engine in the rear of the unit.

         CLASS B VAN CAMPERS These are panel-type trucks to which sleeping, kitchen, and/or toilet facilities are added. These models also have a top extension to provide more headroom. Through March 1, 2003, Winnebago Industries converted the EuroVan Camper, which was distributed by Volkswagen of America and Volkswagen of Canada.

         CLASS C MOTOR HOMES (Mini)These are mini motor homes built on a van-type chassis onto which the motor home manufacturers construct a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Vista, Minnie and Minnie Winnie; Itasca Sunstar, Spirit and Sundancer; and Rialta.


                          [LOGO] WINNEBAGO INDUSTRIES


                             MOTOR HOME FAMILY TREE

  Winnebago Industries manufactures four brands of Class A and C motor homes.
         Listed below are the brand names and model designations of the
                          Company's 2004 product line.


[LOGO]              [LOGO]              [LOGO]              [LOGO]
WINNEBAGO           ITASCA              RIALTA              ULTIMATE

o Vista             o Sunstar           o Rialta            o Ultimate Advantage
o Minnie            o Spirit                                o Ultimate Freedom
o Minnie Winnie     o Sundancer
o Sightseer         o Sunova
o Brave             o Sunrise
o Adventurer        o Suncruiser
o Chieftain         o Sunflyer
o Journey           o Meridian
o Vectra            o Horizon

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

Certain of the matters discussed in this Annual Report are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to, reactions to actual or threatened terrorist attacks, availability and price of fuel, a significant increase in interest rates, a slowdown in the economy, availability of chassis, slower than anticipated sales of new or existing products, new product introductions by competitors, and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors; actual results could differ materially. The Company undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as required by law or the rules of the New York Stock Exchange.

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


WARRANTY. The Company offers to its customers a variety of warranties on its products ranging from one to three years in length. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and unit sales history and adjusted as required to reflect actual costs incurred, as information becomes available. A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. (See Note 4 to the Company's 2003 Consolidated Financial Statements.)

REVENUE. Beginning in fiscal year 2001, revenue was recorded by the Company upon receipt of products by Winnebago Industries dealers rather than upon shipment as in prior years. This change in accounting principle was made to implement the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, as amended. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. This change required an adjustment to net income in the Company's first quarter 2001 results, which reflected the cumulative effect on the prior year's results due to the application of SAB No. 101. Sales are generally made to dealers who finance their purchases under flooring arrangements with banks or finance companies.

REPURCHASE COMMITMENTS. Companies in the recreation vehicle industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements also provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations generally expire upon the earlier to occur of (i) the dealer's sale of the financed unit or (ii) one year from the date of the original invoice. The Company's ultimate contingent obligation under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Past losses under these agreements have not been significant and lender repurchase obligations have been funded out of working capital. (See Note 6 to the Company's 2003 Consolidated Financial Statements.)

OTHER. The Company has reserves for other loss exposures, such as litigation, taxes, product liability, worker's compensation, employee medical claims, inventory and accounts receivable. The Company also has loss exposure on loan guarantees. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect the Company's recorded liabilities for loss.

GENERAL

The primary use of recreation vehicles (RVs) for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months. The Company's sales of motor homes are generally influenced by this pattern in retail sales, but can also be affected by the level of dealer inventory. The Company's products are generally manufactured against orders from the Company's dealers and from time to time to build inventory to satisfy the peak selling season.


RESULTS OF OPERATIONS

Fiscal 2003 Compared to Fiscal 2002

Net revenues were $845,210,000 for fiscal 2003 (52 weeks), an increase of $19,941,000, or 2.4 percent, from fiscal 2002 (53 weeks). Motor home deliveries (Class A and C) during fiscal 2003 were 10,726 units, a decrease of 328 units, or 3.0 percent, compared to fiscal 2002. When comparing the two periods, revenues increased notwithstanding the decrease in unit sales because the Company's average unit selling price increased due to product enhancements and the Company experienced a favorable mix of products during the 52 weeks ended August 30, 2003.

Gross profit, as a percent of net revenues, was 13.4 percent for fiscal 2003, compared to 14.1 percent for fiscal 2002. The primary reasons for the lower gross profit during fiscal 2003 were lower production unit volume in relation to fixed manufacturing cost and start-up costs of the new production facility in Charles City, Iowa.

Selling expenses increased by $147,000 to $19,753,000 comparing fiscal 2003 to fiscal 2002 but decreased as a percentage of net revenues to 2.3 percent from
2.4 percent. The increase in dollars can be attributed primarily to higher advertising costs. The increased net revenues during fiscal 2003 contributed to the decrease in percentage.

General and administrative expenses decreased by $2,396,000 to $16,331,000 and to 1.9 percent of net revenues compared to 2.3 percent for fiscal 2002. The decreases in dollars and percentage when comparing the two periods were primarily due to decreases in employee incentive programs offset partially by increased legal reserves.

For fiscal 2003, the Company had net financial income of $1,399,000 compared to net financial income of $3,253,000 during fiscal 2002. Financial income decreased in 2003 due to the average available cash for investing during fiscal 2003 being lower than the average available cash during fiscal 2002. Also, the average rate the Company earned on investments during fiscal 2003 was significantly lower than the average rate earned during fiscal 2002.

The effective income tax rate increased from 35.0 percent in fiscal 2002 to 38.1 percent in fiscal 2003. The increase in the effective tax rate was caused primarily by losses in the Winnebago Health Care Management Company, which are likely not deductible for tax purposes due to a change in the Company's tax planning, increased state taxes and a reduction of tax-exempt financial income during fiscal 2003.

For fiscal 2003, the Company had income from continuing operations after taxes of $48,732,000 or $2.59 per diluted share compared to $52,893,000 or $2.59 per diluted share for fiscal 2002.

During fiscal 2003, the Company sold its dealer financing receivables in Winnebago Acceptance Corporation (WAC) to GE Commercial Distribution Finance Corporation. With the sale of its WAC receivables, the Company has discontinued dealer financing operations of the WAC subsidiary. Therefore, WAC's operations were accounted for as discontinued operations in the accompanying consolidated financial statements. Income from discontinued operations (net of taxes) for the 52 weeks ended August 30, 2003 was $1,152,000 or $.06 per diluted share, compared to income of $1,778,000 or $.09 per diluted share, for the 53 weeks ended August 31, 2002. (See Note 2 to the Company's 2003 Consolidated Financial Statements.)

For the 52 weeks ended August 30, 2003, the Company had net income of $49,884,000, or $2.65 per diluted share, compared to the 53 weeks ended August 31, 2002 net income of $54,671,000, or $2.68 per diluted share. Fiscal 2003 included only three quarters of operations from the Company's discontinued operations. Net income and diluted income per share decreased 8.8 percent and
1.1 percent, respectively, when comparing the two periods. The difference in percentages when comparing net income to net earnings per diluted share was primarily due to a lower number of outstanding shares of the Company's common stock during the 52-week period ended August 30, 2003 due to the Company's repurchase of shares during fiscal 2003 and 2002. (See Note 13 to the Company's 2003 Consolidated Financial Statements.)

FISCAL 2002 COMPARED TO FISCAL 2001

Net revenues were $825,269,000 for fiscal 2002 (53 weeks), an increase of $153,583,000, or 22.9 percent, from fiscal 2001 (52 weeks). Motor home deliveries (Class A and C) during fiscal 2002 were 11,054 units, an increase of 1,978 units, or 21.8 percent, compared to fiscal 2001. The Company's increase in revenues during fiscal 2002 reflected low interest rates, an increase in market share, continued acceptance of the Company's new products, solid performance by the Company's dealers and a high quality reputation of the Company's products.

Gross profit, as a percent of net revenues, was 14.1 percent for fiscal 2002, compared to 12.4 percent for fiscal 2001. The Company's improved gross profit during fiscal 2002 can be attributed to increased volume of motor home production and deliveries to dealers.

Selling expenses increased by $1,321,000 to $19,606,000 comparing fiscal 2002 to fiscal 2001 but decreased as a percentage of net revenues to 2.4 percent from
2.7 percent. The increase in dollars can be attributed primarily to increases in advertising expenses and salesperson incentive compensation. The increased sales volume during fiscal 2002 contributed to the decrease in percentage.

General and administrative expenses increased by $5,259,000 to $18,727,000 and to 2.3 percent of net revenues compared to 2.0 percent for fiscal 2001. The increases in dollars and percentage when comparing the two fiscal year-end periods were primarily due to increases in employee incentive programs and to a lesser extent increased legal reserves.

For fiscal 2002, the Company had net financial income of $3,253,000 compared to net financial income of $4,382,000 during fiscal 2001. When comparing the two fiscal years, the average available cash for investing during fiscal 2002 was larger than the average available cash during fiscal 2001. However, the average rate the Company earned on investments was significantly lower than the average rate earned during the fiscal 2001 period.

The effective income tax rate increased from 25.6 percent in fiscal 2001 to 35.0 percent in fiscal 2002. The increase in the fiscal 2002 effective tax rate was principally due to the fiscal 2001 tax rate reflecting the reversal of a tax reserve for an uncertain tax return filing position in fiscal 1997 for which the tax statute of limitation expired during fiscal 2001. Also causing the differences in tax rates was a higher provision for state income taxes required in 2002.

During fiscal 2002, the Company reported an after-tax income from discontinued operations of $1,778,000 or $.09 per diluted share which related to discontinued dealer financing operations of WAC, a subsidiary of the Company. During fiscal 2001, the Company reported an after-tax income from discontinued operations of $2,258,000 or $.11 per diluted share related to the WAC subsidiary. WAC's reduction in income during fiscal 2002 when compared to fiscal 2001, was due to a significant reduction in interest rates. (See Note 2 of the Company's 2003 Consolidated Financial Statements.)

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

For the 53 weeks ended August 31, 2002, the Company had net income of $54,671,000, or $2.68 per diluted share, compared to the 52 weeks ended August 25, 2001 net income of $42,704,000, or $2.03 per diluted share. Net income and diluted income per share for fiscal 2002 increased 43.1 percent and 47.3 percent, respectively, compared to the prior year proforma results of $38.2 million net income and $1.82 per diluted share, which excludes the $4.5 million one time tax benefit. The differences in percentages when comparing net income to net earnings per share were primarily due to a lower number of outstanding shares of the Company's common stock during the 53 weeks ended August 31, 2002 due to the Company's buyback of 2,412,000 shares during fiscal 2002. (See Note 13 to the Company's 2003 Consolidated Financial Statements.)


ANALYSIS OF FINANCIAL CONDITION,
LIQUIDITY AND RESOURCES

The Company generally meets its working capital, capital equipment and other cash requirements with funds generated from operations.

At August 30, 2003, working capital was $164,891,000, an increase of $19,896,000 from the amount at August 31, 2002. Cash provided by continuing operations was $62,782,000, $34,693,000 and $79,094,000 during fiscal years ended August 30,
2003, August 31, 2002 and August 25, 2001, respectively. Operating cash flows were provided primarily by income generated from operations during each of the three fiscal years being compared. Cash flows used in investing activities for continuing operations were $24,719,000, $13,641,000 and $12,071,000 in fiscal 2003, 2002 and 2001, respectively. Cash flows used in investing activities primarily include investments in capital expenditures. Capital expenditures were $23,487,000 [due mainly to the construction of the Charles City manufacturing facility ($15,700,000) and purchase of an aircraft ($4,700,000)] in fiscal 2003, $10,997,000 in fiscal 2002 and $9,089,000 in fiscal 2001. Due to the sale of WAC during fiscal 2003, and the treatment of WAC as a discontinued operation, cash flows provided by (used in) discontinued investing activities for fiscal 2003, 2002 and 2001 were $39,288,000, $4,243,000 and ($5,388,000), respectively. Net cash used in financing activities was $20,429,000 in fiscal 2003, $85,669,000 in fiscal 2002 and $11,358,000 in fiscal 2001. Cash used in financing activities in fiscal 2003, 2002 and 2001 was primarily to repurchase shares of the Company's common stock at a cost of $20,221,000, $86,072,000 and $10,686,000, respectively. (See Consolidated Statements of Cash Flows.)

The Company's sources of liquidity consisted principally of cash and cash equivalents in the amount of $99,381,000 at August 30, 2003 compared to $42,225,000 at August 31, 2002. (See Consolidated Statements of Cash Flows.)

Principal expected demands at August 30, 2003 on the Company's liquid assets for fiscal 2004 include capital expenditures of approximately $10,500,000 and approximately $6,700,000 for payments of cash dividends. On October 15, 2003, the Board of Directors declared a cash dividend of $.10 per common share payable January 5, 2004 to shareholders of record on December 5, 2003. On March 19, 2003, the Board of Directors authorized the repurchase of outstanding shares of the Company's common stock, depending on market conditions, for an aggregate purchase price of up to $20,000,000. As of August 30, 2003, 345,899 shares had been repurchased for an aggregate consideration of approximately $9,700,000 under this authorization. Subsequent to fiscal year end on October 20, 2003, pursuant to an authorization of the Board of Directors, the Company repurchased 1,450,000 shares of common stock from Hanson Capital Partners, LLC. The shares were repurchased for an aggregate purchase price of $63,979,075 ($44.12 per share). See Note 9 to the Company's 2003 Consolidated Financial Statements.

Management currently expects its cash on hand and funds from operations to be sufficient to cover both short-term and long-term operating requirements.

NEW ACCOUNTING
PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements for a guarantor's accounting for the disclosure of certain guarantees issued and outstanding and warranty disclosures. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's consolidated results of operations, financial position, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities," which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. The requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and are effective for the first reporting period after December 15, 2003 for variable interest entities created before February 1, 2003. Management is currently evaluating the impact of this pronouncement on its future consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No.
123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for stock-based compensation in accordance with APB Opinion No. 25. The Company adopted the disclosure-only provisions of SFAS No. 148 beginning May 31, 2003. (See Note 1 to the Company's 2003 Consolidated Financial Statements for the new required stock-based compensation disclosure.) The adop-tion of the standard did not have an effect on the Company's consolidated financial position, results of operations or cash flows.


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


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of August 30, 2003, the Company had an investment portfolio of short term investments, which are classified as cash and cash equivalents of $99,381,000, of which $94,683,000 are fixed income investments that are subject to interest rate risk and a decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity (which approximates 45 days) and, therefore, the Company would not expect to recognize an adverse impact in income or cash flows in such an event.


COMPANY OUTLOOK

Long-term demographics are favorable to the Company, as the target market of consumers age 50 and older is anticipated to nearly double within the next 30 years. In addition, a 2001, "RV Consumer Demographic Study" conducted by the University of Michigan for the RV industry, found the age of people interested in purchasing recreation vehicles is expanding to include younger buyers as well as older buyers. The study also found an increased interest in owning RVs generally by a larger percentage of all U.S. households. Order backlog for the Company's Class A and Class C motor homes was 2,632 orders at August 30, 2003, 3,248 orders at August 31, 2002 and 1,598 orders at August 25, 2001. The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be a measure of future sales.

                          CONSOLIDATED BALANCE SHEETS




(DOLLARS IN THOUSANDS)                            AUGUST 30, 2003       AUGUST 31, 2002
---------------------------------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                           $     99,381        $     42,225

Receivables, less allowance for doubtful accounts
     ($134 and $120, respectively)                        30,885              28,375

Inventories                                              114,282             113,654

Prepaid expenses and other assets                          4,816               4,314

Deferred income taxes                                      7,925               6,907

Net assets of discontinued operations                      - - -              38,121
                                                    ------------        ------------
     Total current assets                                257,289             233,596
                                                    ------------        ------------
Property and equipment, at cost

Land                                                         999                 972

Buildings                                                 55,158              47,953

Machinery and equipment                                   94,208              86,744

Transportation equipment                                   9,218               5,641
                                                    ------------        ------------
                                                         159,583             141,310

     Less accumulated depreciation                        96,265              92,383
                                                    ------------        ------------

     Total property and equipment, net                    63,318              48,927
                                                    ------------        ------------

Investment in life insurance                              22,794              23,474
                                                    ------------        ------------

Deferred income taxes                                     22,491              22,438
                                                    ------------        ------------

Other assets                                              11,570               8,642
                                                    ------------        ------------

Total assets                                        $    377,462        $    337,077
                                                    ------------        ------------


See notes to consolidated financial statements.


(DOLLARS IN THOUSANDS)                           AUGUST 30, 2003        AUGUST 31, 2002
---------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities

Accounts payable, trade                            $     52,239          $     44,230

Income taxes payable                                      - - -                 2,610

Accrued expenses

     Accrued compensation                                15,749                18,673

     Product warranties                                   9,755                 8,151

     Insurance                                            5,087                 5,967

     Promotional                                          4,599                 4,499

     Other                                                4,969                 4,471
                                                   ------------          ------------
         Total current liabilities                       92,398                88,601
                                                   ------------          ------------

Postretirement health care and deferred
     compensation benefits                               74,438                68,661
                                                   ------------          ------------

Contingent liabilities and commitments

Stockholders' equity

Capital stock common, par value $.50; authorized
     60,000,000 shares, issued 25,888,000 shares         12,944                12,944

Additional paid-in capital                               25,969                25,740

Reinvested earnings                                     331,039               284,856
                                                   ------------          ------------
                                                        369,952               323,540

Less treasury stock, at cost                            159,326               143,725
                                                   ------------          ------------

Total stockholders' equity                              210,626               179,815
                                                   ------------          ------------

Total liabilities and stockholders' equity         $    377,462          $    337,077
                                                   ------------          ------------


                        CONSOLIDATED STATEMENTS OF INCOME

                                                       YEAR ENDED
                                          AUGUST 30,    AUGUST 31,       AUGUST 25,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        2003        2002 (1)          2001
-----------------------------------------------------------------------------------
Net revenues                            $    845,210   $    825,269   $    671,686

Cost of goods sold                           731,832        708,865        588,561
                                        ------------   ------------   ------------

Gross profit                                 113,378        116,404         83,125
                                        ------------   ------------   ------------

Operating expenses
      Selling                                 19,753         19,606         18,285
      General and administrative              16,331         18,727         13,468
                                        ------------   ------------   ------------

         Total operating expenses             36,084         38,333         31,753
                                        ------------   ------------   ------------

              Operating income                77,294         78,071         51,372

Financial income                               1,399          3,253          4,382
                                        ------------   ------------   ------------

Pre-tax income                                78,693         81,324         55,754

Provision for taxes                           29,961         28,431         14,258
                                        ------------   ------------   ------------

Income from continuing operations             48,732         52,893         41,496

Income from discontinued operations
      (net of taxes of $619, $954 and
      $1,216, respectively)                    1,152          1,778          2,258

Cumulative effect of change in
      accounting principle
      (net of taxes of $555)                   - - -          - - -         (1,050)
                                        ------------   ------------   ------------

Net income                              $     49,884   $     54,671   $     42,704
                                        ------------   ------------   ------------

Income per common share (basic)
      From continuing operations        $       2.64   $       2.65   $       2.00
      From discontinued operations               .06            .09            .11
      Cumulative effect of change in
      accounting principle                     - - -          - - -           (.05)
                                        ------------   ------------   ------------

Income per share (basic)                $       2.70   $       2.74   $       2.06
                                        ------------   ------------   ------------

Income per common share (diluted)
      From continuing operations        $       2.59   $       2.59   $       1.97
      From discontinued operations               .06            .09            .11
      Cumulative effect of change in
      accounting principle                     - - -          - - -           (.05)
                                        ------------   ------------   ------------

Income per share (diluted)              $       2.65   $       2.68   $       2.03
                                        ------------   ------------   ------------

Weighted average shares of common
      stock outstanding
      Basic                                   18,487         19,949         20,735
                                        ------------   ------------   ------------
      Diluted                                 18,818         20,384         21,040
                                        ------------   ------------   ------------

See notes to consolidated financial statements.

(1) Year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 YEAR ENDED
                                                                  AUGUST 30,      AUGUST 31,     AUGUST 25,
(DOLLARS IN THOUSANDS)                                              2003           2002(1)          2001
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                  $     49,884    $     54,671    $     42,704
     Income from discontinued operations                               (1,152)         (1,778)         (2,258)
                                                                 ------------    ------------    ------------
     Income from continuing operations, net of
          cumulative effect                                            48,732          52,893          40,446
Adjustments to reconcile net income to net cash
          provided by operating activities
     Depreciation and amortization                                      8,786           7,879           7,380
     Tax benefit of stock options                                       1,356           3,349           1,209
     Loss (gain) on disposal of property, leases
          and other assets                                                122            (202)            325
     Provision (credit) for doubtful receivables                           54             (46)             34
Change in assets and liabilities
     (Increase) decrease in receivables and other assets               (1,825)         (8,085)         10,396
     (Increase) decrease in inventories                                  (628)        (33,839)          5,892
     Increase in deferred income taxes                                 (1,071)         (1,127)         (1,499)
     Increase in accounts payable and accrued expenses                  6,407          10,921          13,616
     Decrease in income taxes payable                                  (4,035)         (2,328)         (3,852)
     Increase in postretirement benefits                                4,884           5,278           5,147
                                                                 ------------    ------------    ------------

     Net cash provided by continuing operations                        62,782          34,693          79,094
     Net cash provided by discontinued operations                         234             319             560
                                                                 ------------    ------------    ------------

Net cash provided by operating activities                              63,016          35,012          79,654
                                                                 ------------    ------------    ------------

Cash flows from investing activities
     Purchases of property and equipment                              (23,487)        (10,997)         (9,089)
     Proceeds from sale of property and equipment                         190             929             338
     Investments in other assets                                       (2,353)         (3,573)         (3,320)
     Proceeds from life insurance death benefits                          931           - - -           - - -
                                                                 ------------    ------------    ------------

     Net cash used in continuing operations                           (24,719)        (13,641)        (12,071)
     Net cash provided by (used in) discontinued operations            39,288           4,243          (5,388)
                                                                 ------------    ------------    ------------

Net cash provided by (used in) investing activities                    14,569          (9,398)        (17,459)
                                                                 ------------    ------------    ------------

Cash flows provided by (used in) financing activities
     and capital transactions
     Payments for purchase of common stock                            (20,221)        (86,072)        (10,686)
     Payments of cash dividends                                        (3,701)         (3,954)         (4,121)
     Proceeds from issuance of common and treasury stock                3,493           4,357           3,449
                                                                 ------------    ------------    ------------

Net cash used in financing activities and capital transactions        (20,429)        (85,669)        (11,358)
                                                                 ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                   57,156         (60,055)         50,837

Cash and cash equivalents at beginning of year                         42,225         102,280          51,443
                                                                 ------------    ------------    ------------

Cash and cash equivalents at end of year                         $     99,381    $     42,225    $    102,280
                                                                 ============    ============    ============

See notes to consolidated financial statements.

(1) Year ended August 31, 2002 contained 53 weeks; all other years contained 52 weeks.

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY



                                               COMMON SHARES     ADDITIONAL                   TREASURY STOCK         TOTAL
(AMOUNTS IN THOUSANDS                          -------------       PAID-IN   REINVESTED       --------------      STOCKHOLDERS'
EXCEPT PER SHARE DATA)                       NUMBER     AMOUNT     CAPITAL    EARNINGS       NUMBER     AMOUNT        EQUITY
------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 2000                      25,878   $ 12,939   $  21,994    $195,556       4,604    $  55,580    $ 174,909

    Proceeds from the sale of common
         stock to employees                        8          4          94       - - -       - - -        - - -           98

    Net cost of treasury stock issued for
         stock options exercised               - - -      - - -      (1,069)      - - -        (313)      (3,773)       2,704

    Issuance of stock to officers
         and directors                         - - -      - - -          33       - - -         (51)        (614)         647

    Tax benefit due to sale of common
         stock to employees                    - - -      - - -       1,209       - - -       - - -        - - -        1,209

    Payments for purchase of common
         stock                                 - - -      - - -       - - -       - - -         883       10,686      (10,686)

    Cash dividends on common stock
         - $.20 per share                      - - -      - - -       - - -      (4,121)      - - -        - - -       (4,121)

    Net income                                 - - -      - - -       - - -      42,704       - - -        - - -       42,704
                                              -------------------------------------------------------------------------------

Balance, August 25, 2001                      25,886     12,943      22,261     234,139       5,123       61,879      207,464

    Proceeds from the sale of
         common stock to employees                 2          1          49       - - -       - - -        - - -           50

    Net cost of treasury stock issued for
         stock options exercised               - - -      - - -        (453)      - - -        (280)      (3,650)       3,197

    Issuance of stock to officers
         and directors                         - - -      - - -         534       - - -         (45)        (576)       1,110

    Tax benefit due to sale of common
         stock to employees                    - - -      - - -       3,349       - - -       - - -        - - -        3,349

    Payments for purchase of common
         stock                                 - - -      - - -       - - -       - - -       2,412       86,072      (86,072)

    Cash dividends on common stock
         - $.20 per share                      - - -      - - -       - - -      (3,954)      - - -        - - -       (3,954)

    Net income                                 - - -      - - -       - - -      54,671       - - -        - - -       54,671
                                              -------------------------------------------------------------------------------

Balance, August 31, 2002                      25,888     12,944      25,740     284,856       7,210      143,725      179,815

    Net cost of treasury stock issued
         for stock options exercised           - - -      - - -      (1,396)      - - -        (210)      (4,277)       2,881

    Issuance of stock to officers
         and directors                         - - -      - - -         269       - - -         (17)        (343)         612

    Tax benefit due to sale of
         common stock to employees             - - -      - - -       1,356       - - -       - - -        - - -        1,356

    Payments for purchase of common stock      - - -      - - -       - - -       - - -         676       20,221      (20,221)

    Cash dividends on common stock
         - $.20 per share                      - - -      - - -       - - -      (3,701)      - - -        - - -       (3,701)

    Net income                                 - - -      - - -       - - -      49,884       - - -        - - -       49,884
                                              -------------------------------------------------------------------------------
Balance, August 30, 2003                      25,888   $ 12,944   $  25,969    $331,039       7,659    $ 159,326    $ 210,626
                                              -------------------------------------------------------------------------------

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  NATURE OF BUSINESS
AND SIGNIFICANT ACCOUNTING POLICIES

Winnebago Industries, Inc.'s (the Company) is the leading U.S. manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are its brand name recognition, the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competition's units of comparable size and quality.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

CASH AND CASH EQUIVALENTS. The Company has a cash management program which provides for the investment of excess cash balances in short-term fixed type investments. These consist of money market, tax-exempt money market preferreds, variable rate auction preferred stock and debt instruments with a maturity of less than 365 days. The Company holds its fixed income investments on average less than 90 days.

FISCAL PERIOD. The Company follows a 52/53-week fiscal year period. The financial statements for fiscal 2002 are based on a 53-week period; the others are on a 52-week basis.

REVENUE RECOGNITION. The Company adopted Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as of the beginning of fiscal 2001. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized
(1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. This accounting principle requires the Company to recognize revenue upon delivery of products to the dealer, which is when title passes, instead of when shipped by the Company. Certain payments to customers for cooperative advertising and certain sales incentive offers are shown as a reduction in net revenues, in accordance with EITF No. 01-9, ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR TO A CUSTOMER OR A RESELLER OF THE VENDOR'S PRODUCTS. Cooperative advertising expense and sales incentives were previously reported as selling expense prior to fiscal 2002. Prior period expenses have been reclassified, which had no effect on previously reported net income.

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

PROPERTY AND EQUIPMENT. Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

     ASSET CLASS                                ASSET LIFE
     -----------                                ----------
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

LEGAL. The Company's accounting policy regarding litigation expense is to accrue for the estimated defense costs and for any potential exposure if the Company is able to assess the risk of an adverse outcome and the possible magnitude thereof.

RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During fiscal 2003, 2002 and 2001, the Company spent approximately $3,464,000, $3,190,000 and $3,397,000, respectively, on research and development activities.

INCOME PER COMMON SHARE. Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options (see Note 13 to the Company's 2003 Consolidated Financial Statements.)

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

NEW ACCOUNTING PRONOUNCEMENTS. See page 18 and 19 of the Company's 2003 Consolidated Financial Statements.

ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION in fiscal 1997. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 2003, 2002 and 2001 income and income per share would have been changed to the pro forma amounts indicated as follows:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  2003           2002            2001
================================================================================
Net income
     As reported             $      49,884   $      54,671   $      42,704
     Pro forma                      47,850          52,881          41,006
Income per share (basic)
     As reported             $        2.70   $        2.74   $        2.06
     Pro forma                        2.59            2.65            1.98
Income per share (diluted)
     As reported             $        2.65   $        2.68   $        2.03
     Pro forma                        2.54            2.59            1.95


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                     2003            2002            2001
================================================================================
Dividend yield                         .78%            .87%           1.13%
Risk-free interest rate               2.99%           3.22%           4.55%
Expected life                      4 years         5 years         5 years
Expected volatility                  49.25%          55.82%          49.92%
Estimated fair value of options
     granted per share              $14.23          $10.08           $5.29


NOTE 2:  DISCONTINUED OPERATIONS

On April 24, 2003 the Company sold its dealer financing receivables in Winnebago Acceptance Corporation (WAC) to GE Commercial Distribution Finance Corporation for approximately $34 million and recorded no gain or loss as the receivables were sold at book value. With the sale of its WAC receivables, the Company has discontinued dealer financing operations of WAC. Therefore, WAC's operations were accounted for as discontinued operations in the accompanying consolidated financial statements.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)            YEAR ENDED
================================================================================
                                              August 30,  August 31, August 25,
Winnebago Acceptance Corporation                 2003       2002       2001
                                              =================================

Net revenues                                   $ 1,940    $ 3,134    $ 4,241
                                               -----------------------------
Income before income taxes                       1,771      2,732      3,474
                                               -----------------------------
Net income                                     $ 1,152    $ 1,778    $ 2,258
                                               -----------------------------

Income per share - basic                       $   .06    $   .09    $   .11
                                               -----------------------------
Income per share - diluted                         .06        .09        .11
                                               -----------------------------

Weighted average common shares outstanding
Basic                                           18,487     19,949     20,735
                                               -----------------------------
Diluted                                         18,818     20,384     21,040
                                               -----------------------------

NOTE 3:  INVENTORIES

Inventories consist of the following:

                                AUGUST 30,             AUGUST 31,
(DOLLARS IN THOUSANDS)             2003                  2002
------------------------------------------------------------------
Finished goods                 $    36,140           $    48,037
Work-in-process                     47,098                26,995
Raw materials                       56,382                62,194
                               -----------------------------------
                                   139,620               137,226
LIFO reserve                       (25,338)              (23,572)
                               -----------------------------------
                               $   114,282           $   113,654
                               -----------------------------------

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 4:  WARRANTY

Winnebago provides its Winnebago, Itasca and Ultimate motor home customers a comprehensive 12-month/15,000-mile warranty, and a 3-year/36,000-mile warranty on sidewalls, floors, and slideout room assemblies. Rialta motor home customers are provided a 2-year/24,000-mile warranty. The Company records a liability based on its estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Changes in the Company's product warranty liability during fiscal years ended August 30, 2003 and August 31, 2002 are as follows:

                                     AUGUST 30,           AUGUST 31,
(DOLLARS IN THOUSANDS)                  2003                2002
=====================================================================
Balance at beginning of year        $      8,151          $     8,072
Provision                                 13,085               10,746
Claims paid                              (11,481)             (10,667)
---------------------------------------------------------------------
Balance at end of year              $      9,755          $     8,151
---------------------------------------------------------------------


NOTE 5:  EMPLOYEE RETIREMENT PLANS

The Company has a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plan in cash for fiscal 2003, 2002 and 2001 were $2,809,000, $2,668,000 and $2,283,000, respectively.

The Company also has a nonqualified deferred compensation program which permited key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals as of January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,629,000, $1,642,000 and $1,659,000 in fiscal 2003,
2002 and 2001, respectively. Total deferred compensation liabilities were $19,540,000 and $19,829,000 at August 30, 2003 and August 31, 2002,
respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $16,498,000 and $14,825,000 at August 30, 2003 and August 31, 2002, respectively) are presented as assets of the Company in the accompanying consolidated balance sheets.

In addition, the Company has a non-qualified share option program which permits key employees to exchange future compensation for options on investment mutual funds. Participants in the Executive Share Option Plan (Plan) may choose to exchange a portion of their salary or other eligible compensation for options on selected mutual funds. Total Plan assets are presented as other assets and total Plan liabilities as postretirement health care and deferred compensation benefits of the Company in the accompanying consolidated balance sheets. The assets for August 30, 2003 and August 31, 2002 were $9,700,000 and $7,179,000, respectively, and the liabilities were $7,050,000 and $4,882,000, respectively.

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

                                               AUGUST 30,   AUGUST 31,
(DOLLARS IN THOUSANDS)                            2003         2002
======================================================================
Change in benefit obligation
     Accumulated benefit
         obligation, beginning
         of year                                $ 44,968    $ 41,179
     Actuarial loss                                9,294       6,675
     Interest cost                                 3,017       2,836
     Service cost                                  1,973       2,079
     Net benefits paid                              (692)       (571)
     Plan amendment                                - - -      (7,230)
                                                --------------------
Benefit obligation,
     end of year                                $ 58,560    $ 44,968
                                                --------------------
Funded status
     Accumulated benefit
         obligation in excess
         of plan assets                         $ 58,560    $ 44,968
Unrecognized cost
     Net actuarial loss                          (18,423)     (9,463)
     Prior service cost                            7,711       8,445
                                                --------------------
Accrued benefit cost                            $ 47,848    $ 43,950
                                                --------------------

The discount rate used in determining the accumulated postretirement benefit obligation was 6.5 percent at August 30, 2003 and 6.75 percent at August 31, 2002. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 30, 2003 was 9.9 percent, decreasing each successive year until it reaches 5.0 percent in 2012 after which it remains constant.


Net postretirement benefit expense for the fiscal years ended August 30, 2003, August 31, 2002 and August 25, 2001 consisted of the following components:

(DOLLARS IN                   AUG. 30,   AUG. 31,    AUG. 25,
THOUSANDS)                     2003        2002        2001
=============================================================
Components of net
     periodic benefit cost
         Interest cost       $  3,017    $  2,836    $  2,750
         Service cost           1,973       2,079       1,955
         Net amortization
         and deferral            (399)       (193)        (65)
                             --------------------------------
Net periodic
     benefit cost            $  4,591    $  4,722    $  4,640


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                 ONE            ONE
                              PERCENTAGE     PERCENTAGE
                                POINT          POINT
(DOLLARS IN THOUSANDS)         INCREASE       DECREASE
=========================================================
Effect on total of service
     and interest cost
     components              $      1,450   $     (1,064)
Effect on postretirement
     benefit obligation      $     13,451   $    (10,386)


Summary of postretirement health care and deferred compensation benefits at fiscal year-end are as follows:

                               AUGUST 30,     AUGUST 31,
(DOLLARS IN THOUSANDS)            2003           2002
==========================================================
Accrued benefit cost          $     47,848   $     43,950
Deferred compensation
     liability                      19,540         19,829
Executive share option
     plan liability                  7,050          4,882
                              ---------------------------
Total postretirement health
     care and deferred
     compensation benefits    $     74,438   $     68,661
                              ---------------------------


NOTE 6: CONTINGENT LIABILITIES
AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by security interest in the merchandise purchased. These repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations expire upon the earlier to occur of (i) the dealer's sale of the financed unit or (ii) one year from the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The Company's contingent liability on these repurchase agreements was approximately $245,701,000 and $244,130,000 at August 30, 2003 and August 31, 2002,
respectively. The Company's losses under repurchase agreements were approximately $129,000, $81,000 and $197,000 during fiscal 2003, 2002 and 2001, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with Bank of America Specialty Group and Conseco Financing Servicing Group. Contingent liabilities under these recourse agreements were $898,000 and $1,049,000 at August 30, 2003 and August 31, 2002, respectively. The Company did not incur any actual losses under these recourse agreements during fiscal 2003, 2002 and 2001.

The Company also entered into a repurchase agreement on February 1, 2002 with a banking institution which calls for a liability reduction of 2% of the original invoice every month for 24 months, at which time the repurchase obligation terminates. The Company's contingent liability under this agreement was approximately $2,366,000 and $1,698,000 at August 30, 2003 and August 31, 2002,
respectively. The Company did not incur any actual losses under this repurchase agreement during fiscal 2003 or 2002.

The Company records an estimated expense and loss reserve in each accounting period based upon its extensive history and experience of its repurchase agreements with the lenders of the Company's dealers. As of August 30, 2003, historical data shows that approximately 1.0 percent of the outstanding repurchase liability is potentially repurchased and the estimated loss reserve of approximately 8.0 percent of such repurchase is established on loss history of the repurchased products. Upon resale of the repurchased units, the Company does not record the transaction as revenue. The difference between the repurchase price and the net proceeds received from reselling the units is charged against the Company's reserve for losses on repurchases. See above for amounts of losses experienced.

During the second quarter of fiscal 2002, the Company guaranteed to a bank certain interest bearing debt obligations of Forest City Economic Development, Inc. totaling an amount of up to but not to exceed $700,000 and agreed to pledge a $500,000 certificate of deposit to said bank. During the first quarter of fiscal 2003, the debt obligations of Forest City Economic Development, Inc. were renegotiated and as part of this transaction, the Company executed a new guaranty whereby the guarantee obligation of the Company was reduced from $700,000 to $500,000 with the Company continuing to agree to pledge a $500,000 certificate of deposit to said bank.

The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past five fiscal years was at $2,500,000 per occurrence and $6,000,000 in aggregate per policy year. Liabilities in excess of these amounts are the responsibility of the insurer.

The Company and the Winnebago Industries, Inc. Deferred Compensation Plan, Winnebago Industries, Inc. Deferred Incentive Formula Bonus Plan and Winnebago Industries, Inc. Deferred Compensation Plan and Deferred Bonus Plan Trust are Defendants in an action titled Sanft, et al vs. Winnebago Industries, Inc., et al which was filed in the United States District Court, Northern District of Iowa, Central Division, on August 30, 2001 and is currently pending. The Complaint includes claims by 21 of the participants in the Winnebago Industries, Inc. Deferred Compensation Plan and the Winnebago Industries, Inc. Deferred Incentive Formula Bonus Plan (the "Plans") and alleges 23 breach of contract and separate causes of action including Federal common law, unjust enrichment, breach of fiduciary duty and violation of ERISA vesting provisions and ERISA funding requirements. The suit seeks to negate certain amendments made to the Plans in 1994 which reduced benefits which some participants would receive under the Plans. The Company believes that it has meritorious defenses to the Plaintiffs' substantive claims. Trial of this case is currently scheduled for June, 2004. As of August 30, 2003, the Company had accrued estimated legal fees for the defense of this case. However, no other amounts have been accrued for the case because it is not possible at this time to properly assess the risk of an adverse verdict or the magnitude of possible exposure.

The Company is the Defendant in a class action entitled Jody Bartleson, et al vs. Winnebago Industries, Inc., which was filed in the United States District Court, Northern District of Iowa, Central Division on January 28, 2002. In the Complaint Ms. Bartleson, on her own behalf and as a representative of "others similarly situated," alleges that such Plaintiffs were wrongfully classified by the Company as exempt employees when in fact they were non-exempt employees entitled to recover overtime compensation for work performed during the preceding three years. The Company believes that it has meritorious defenses to the Plaintiffs' substantive claims. Trial of this case is currently scheduled to commence on September 13, 2004. As of August 30, 2003, the Company had accrued estimated legal fees for the defense of this case. However, no other amounts have been accrued for the case because it is not possible at this time to properly assess the risk of an adverse verdict or the magnitude of possible exposure.

The Company is also involved in various other legal proceedings which are ordinary routine litigation incident to its business, many of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, management is of the opinion that while the final resolution of any such litigation may have an impact on the Company's consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on the Company's financial position, results of operations or liquidity.

The Company repurchased 1,450,000 shares of stock from Hanson Capital Partners, LLC on October 20, 2003. These shares were repurchased for an aggregate purchase price of $63,979,075 plus accrued interest. See Note 9 to the Company's 2003 Consolidated Financial Statements.

NOTE 7:  INCOME TAXES

The components of the provision for income taxes are as follows:

                                          YEAR ENDED
                           AUG. 30,        AUG. 31,       AUG. 25,
(DOLLARS IN THOUSANDS)       2003           2002            2001
====================================================================
Current
     Federal            $     29,516    $     28,712    $     15,232
     State                     1,515             846             524
                        --------------------------------------------
                              31,031          29,558          15,756
Deferred-(principally
     federal)                 (1,070)         (1,127)         (1,498)
                        --------------------------------------------
Total provision         $     29,961    $     28,431    $     14,258
                        --------------------------------------------


The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                     YEAR ENDED
                                      AUGUST 30,      AUGUST 31,    AUGUST 25,
                                         2003           2002           2001
==============================================================================
U.S. federal statutory rate              35.0%          35.0%         35.0%
Non-deductible losses                     2.6%         - - -         - - -
State taxes, net of federal benefit       1.4            0.7           0.6
Other                                     0.1           (0.1)         (0.9)
Previously unrecorded tax benefits      - - -          - - -          (8.1)
Foreign sales corporation/
     extraterritorial income             (0.2)          (0.1)         (0.3)
Increase in cash surrender value         (0.4)          (0.5)         (0.7)
Death benefits                           (0.4)         - - -         - - -
                                        ----------------------------------
Total                                    38.1%          35.0%         25.6%
                                        ----------------------------------


The tax effect of significant items comprising the Company's net deferred tax assets are as follows:

                                                                   AUGUST 30, 2003                    AUGUST 31, 2002
(DOLLARS IN THOUSANDS)                             ASSETS            LIABILITIES          TOTAL           TOTAL
=====================================================================================================================
Current
     Warranty reserves                            $   3,379          $     - - -        $   3,379         $   2,847
     Accrued vacation                                 1,648                - - -            1,648             1,538
     Self-insurance reserve                           1,314                - - -            1,314             1,544
     Miscellaneous reserves                           1,860                 (276)           1,584               978
                                                  -----------------------------------------------------------------
     Subtotal                                         8,201                 (276)           7,925             6,907
                                                  -----------------------------------------------------------------
Noncurrent
     Postretirement health care benefits             16,671                - - -           16,671            15,382
     Deferred compensation                           11,417                - - -           11,417            10,967
     Property and equipment                           - - -               (5,597)          (5,597)           (3,911)
                                                  -----------------------------------------------------------------
     Subtotal                                        28,088               (5,597)          22,491            22,438
                                                  -----------------------------------------------------------------
Total                                             $  36,289          $    (5,873)       $  30,416         $  29,345
                                                  -----------------------------------------------------------------

NOTE 8:  FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                                      YEAR ENDED
(DOLLARS IN THOUSANDS)                            AUGUST 30, 2003   AUGUST 31, 2002     AUGUST 25, 2001
=======================================================================================================
Interest income from investments and receivables     $    1,014          $      763        $    1,960
Dividend income                                             502               2,726             2,488
(Loss) gains on foreign currency transactions               (69)                 62                23
Interest expense                                            (48)               (298)              (89)
                                                     ------------------------------------------------
Total financial income                               $    1,399          $    3,253        $    4,382
                                                     ------------------------------------------------


NOTE 9:  REPURCHASE OF RELATED PARTY STOCK

In October 2003, pursuant to an authorization of the Board of Directors, the Company repurchased 1,450,000 shares of its common stock from Hanson Capital Partners, LLC ("HCP"). HCP is a Delaware limited liability company whose members are the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP Trust"), which has a 34.9 percent membership interest in HCP, the Luise V. Hanson Revocable Trust, dated September 22, 1984 (the "Revocable Trust"), which has a 64.4 percent membership interest in HCP, the John V. Hanson Family Trust, which has a .2% membership interest in HCP, the Paul D. Hanson Family Trust, which has a .2% membership interest in HCP and the Mary Joan Boman Family Trust, which has a .2% membership interest in HCP. John V. Hanson, a director of the Company, Mary Jo Boman, the wife of Gerald E. Boman, a director of the Company, Paul D. Hanson and Bessemer Trust Company, N.A. act as co-trustees under the QTIP Trust and the Revocable Trust. The shares were repurchased for an aggregate purchase price of $63,979,075 ($44.12 per share), plus interest in the approximate amount of $80,000. The agreement to repurchase the shares provided that the purchase price per share is at a 15 percent discount to the closing price on the New York Stock Exchange of $51.91 on October 17, 2003. The Company will utilize its cash on-hand and cash becoming available from maturing fixed income securities to pay the purchase price of the stock in two installments (with the final installment to be paid in November
2003) with interest at the rate of two percent per annum on the outstanding balance.


NOTE 10:  STOCK OPTION PLANS

The Company's 1987 stock option plan allowed the granting of nonqualified and incentive stock options to key employees at prices not less than 100 percent of fair market value, determined by the mean of the high and low prices, on the date of grant. The plan expired in fiscal 1997 and there were options for 15,000 shares outstanding at August 30, 2003.

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

A summary of stock option activity for fiscal 2003, 2002, and 2001 is as follows:

                                          2003                            2002                              2001

                                                      WTD.                             WTD.                             WTD.
                                          PRICE       AVG.                PRICE        AVG.                  PRICE      AVG.
                                           PER      EXERCISE               PER       EXERCISE                 PER     EXERCISE
                              SHARES      SHARE     PRICE/SH    SHARES    SHARE      PRICE/SH    SHARES      SHARE   PRICE/SHARE
================================================================================================================================
Outstanding at
     beginning of year        674,504   $ 7 - $39   $ 15.57     788,168  $ 7 - $20    $ 12.51     795,514  $ 4 - $20   $ 10.88
Options granted               198,800    36 -  38     36.58     165,950   22 -  39      23.13     312,000   12 -  18     12.83
Options exercised            (210,401)    7 -  22     13.69    (279,614)   8 -  19      11.44    (312,944)   4 -  19      8.64
Options canceled              (14,534)   12 -  37     26.89       - - -      - - -      - - -      (6,402)   9 -  19     13.84
                            --------------------------------------------------------------------------------------------------
Outstanding at end of year    648,369    $7 - $39    $22.37     674,504   $7 - $39     $15.57     788,168   $7 - $20    $12.51
                            --------------------------------------------------------------------------------------------------
Exercisable at end of year    293,302    $7 - $39    $16.82     302,271   $7 - $39     $13.89     352,018   $7 - $20    $11.33
                            --------------------------------------------------------------------------------------------------



The following table summarizes information about stock options outstanding at August 30, 2003:


   RANGE OF            NUMBER               WEIGHTED             WEIGHTED          NUMBER           WEIGHTED
   EXERCISE         OUTSTANDING AT      REMAINING YEARS          AVERAGE        EXERCISABLE AT       AVERAGE
   PRICES           AUGUST 30, 2003   OF CONTRACTUAL LIFE     EXERCISE PRICE    AUGUST 30, 2003   EXERCISE PRICE
================================================================================================================
$7.19 - $ 8.56            39,000               4                 $  8.03             39,000          $  8.03
10.19 -  15.38           199,128               7                   12.30            117,461            12.20
18.00 -  19.72            80,795               6                   18.58             80,795            18.58
21.62 -  39.48           329,446               9                   31.08             56,046            30.09
----------------------------------------------------------------------------------------------------------------
                         648,369               8                 $ 22.37            293,302          $ 16.82


NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

                                              YEAR ENDED
(DOLLARS IN THOUSANDS)    AUGUST 30, 2003   AUGUST 31, 2002  AUGUST 25, 2001
=============================================================================
Income taxes                $   34,109       $   29,306      $   18,205
Interest                         - - -              246               3


NOTE 12:  NET REVENUES BY MAJOR PRODUCT CLASS

                                                                               FISCAL YEAR ENDED
                                                                                   (1) (2)
                                                   AUGUST 30,         AUGUST 31,        AUGUST 25,       AUGUST 26,       AUGUST 28,
(DOLLARS IN THOUSANDS)                                2003               2002              2001             2000              1999
====================================================================================================================================
Class A & C motor homes                             $801,027            $773,125         $624,110          $690,022         $613,813
                                                       94.8%               93.7%            92.9%             92.8%            91.8%
Other recreation vehicle revenues (3)                 17,285              20,486           17,808            18,813           16,620
                                                        2.0%                2.5%             2.7%              2.5%             2.5%
Other manufactured products revenues (4)              26,898              31,658           29,768            34,894           38,225
                                                        3.2%                3.8%             4.4%              4.7%             5.7%
                                                    --------------------------------------------------------------------------------
Total net revenues                                  $845,210            $825,269         $671,686          $743,729         $668,658
                                                      100.0%              100.0%           100.0%            100.0%           100.0%

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation.
(2) The fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.
(3) Primarily recreation vehicle related parts, recreation vehicle service revenue, and EuroVan Campers (Class B motor homes).
(4) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.

NOTE 13:  INCOME PER SHARE

The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

(AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA)                       AUGUST 30, 2003       AUGUST 31, 2002 (1)    AUGUST 25, 2001
=========================================================================================================
Income per share - basic
     Income from continuing operations          $      48,732        $      52,893        $      41,496
     Income from discontinued operations
         (net of taxes)                                 1,152                1,778                2,258
     Cumulative effect of change in
         accounting principle, (net of taxes)           - - -                - - -               (1,050)
                                                -------------------------------------------------------
     Net income                                 $      49,884        $      54,671        $      42,704
                                                -------------------------------------------------------
     Weighted average shares outstanding               18,487               19,949               20,735
                                                -------------------------------------------------------
     Net income per share - basic               $        2.70        $        2.74        $        2.06
                                                -------------------------------------------------------

Income per share - assuming dilution
     Income from continuing operations          $      48,732        $      52,893        $      41,496
     Income from discontinued operations
         (net of taxes)                                 1,152                1,778                2,258
     Cumulative effect of change in
         accounting principle, (net of taxes)           - - -                - - -               (1,050)
                                                -------------------------------------------------------
     Net income                                 $      49,884        $      54,671        $      42,704
                                                -------------------------------------------------------
     Weighted average shares outstanding               18,487               19,949               20,735
     Dilutive impact of options outstanding               331                  435                  305
                                                -------------------------------------------------------
     Weighted average shares and potential
         dilutive shares outstanding                   18,818               20,384               21,040
                                                -------------------------------------------------------
Net income per share - assuming dilution        $        2.65        $        2.68        $        2.03
                                                -------------------------------------------------------

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

In May 2000, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of the Company's common stock, except as described below. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of the Company's outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of the Company's common stock), except as described below, to buy 1/100 of a share of a new series of preferred stock at an exercise price of $67.25. The preferred shares will be entitled to 100 times the per share dividend payable on the Company's common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent, except as described below, of the Company's common stock and before they acquire 50 percent, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of the Company's common stock, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by the Company. An Amendment, dated January 13, 2003, was made to the shareholders rights plan to permit FMR Corp., its affiliates and associates (collectively, "FMR"), to be the beneficial owner of up to 20% of the Company's outstanding stock provided that FMR, in its filings under the Securities Exchange Act of 1934, as amended, does not state any present intention to hold shares of the Company's common stock with the purpose or effect of changing or influencing control of the Company. An individual or group that becomes the beneficial owner of 15 or 20 percent (in the case of FMR) of the Company's common stock as a result of an acquisition of the common stock by the Company or the acquisition by such individual or group of new-issued shares directly from the Company, such individual's or group's ownership shall not trigger the issuance of rights under the plan unless such individual or group after such share repurchase or direct issuance by the Company, becomes the beneficial owner of any additional shares of the Company's common stock.

--------------------------------------------------------------------------------

REPORT OF
INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 30, 2003 and August 31, 2002, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended August 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 30, 2003 and August 31, 2002; and the results of its operations and its cash flows for each of the three years in the period ended August 30, 2003 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Minneapolis, Minnesota

November 21, 2003

                    INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                        QUARTER ENDED
=====================================================================================================================
                                     NOVEMBER 30, 2002(1)            MARCH 1,2003(1)
                                     ---------------------------------------------------
                                         AS            AS            AS            AS         MAY 31,      AUGUST 30,
                                     PREVIOUSLY     RESTATED     PREVIOUSLY     RESTATED      2003(2)       2003(2)
FISCAL 2003                           REPORTED                    REPORTED
=====================================================================================================================
Net revenues                          $234,089      $233,347      $186,728      $185,958      $200,211      $225,694
Gross profit                            35,814        35,072        27,138        26,368        23,146        28,792
Operating income                        25,990        25,281        20,120        19,368        14,243        18,402
Income from continuing operations       16,278        15,878        12,309        11,891         8,995        11,968
Income from discontinued operations      - - -           400         - - -           418           334         - - -
                                      ------------------------------------------------------------------------------
Net income                            $ 16,278      $ 16,278      $ 12,309      $ 12,309      $  9,329      $ 11,968
Income per common share (basic)
    Continuing operations             $    .87      $    .85      $    .66      $    .64      $    .49      $    .66
    Discontinued operations              - - -           .02         - - -           .02           .02         - - -
                                      ------------------------------------------------------------------------------
    Net income per share (basic)           .87           .87           .66           .66           .51           .66
Income per common share (diluted)
    Continuing operations                  .85           .83           .64           .62           .48           .65
    Discontinued operations              - - -           .02         - - -           .02           .02         - - -
                                      ------------------------------------------------------------------------------
    Net income per share (diluted)    $    .85      $    .85      $    .64      $    .64      $    .50      $    .65

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                      QUARTER ENDED
=================================================================================================
                                                      DECEMBER 1, 2001          MARCH 2, 2002
-------------------------------------------------------------------------------------------------
                                                         AS         AS          AS          AS
                                                     PREVIOUSLY  RESTATED   PREVIOUSLY   RESTATED
FISCAL 2002(1)                                        REPORTED               REPORTED
==================================================================================================
Net revenues                                        $ 177,802   $ 176,857   $ 183,055   $ 182,352
Gross profit                                           24,232      23,287      22,938      22,235
Operating income                                       15,311      14,367      13,414      12,738
Income from continuing operations                      10,710      10,184       9,448       9,060
Income from discontinued operations                     - - -         526       - - -         388
                                                    ----------------------------------------------
Net income                                          $  10,710   $  10,710   $   9,448   $   9,448
Income per common share (basic)
     Continuing operations                          $      52   $     .49   $     .46   $     .44
     Discontinued operations                            - - -         .03       - - -         .02
                                                    ----------------------------------------------
     Net income per share (basic)                         .52         .52         .46         .46
Income per common share (diluted)
     Continuing operations                                .51         .48         .45         .43
     Discontinued operations                            - - -         .03       - - -         .02
                                                    ----------------------------------------------
     Net income per share (diluted)                 $     .51   $     .51   $     .45   $     .45
Quarter ended December 1, 2001 contained 14 weeks

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    QUARTER ENDED
======================================================================================================
                                                          JUNE 1, 2002          AUGUST 31, 2002
                                                    --------------------------------------------------
                                                        AS          AS          AS           AS
                                                    PREVIOUSLY   RESTATED   PREVIOUSLY    RESTATED
                                                     REPORTED                REPORTED
======================================================================================================
Net revenues                                        $ 246,636   $ 245,912   $ 220,910   $   220,148
Gross profit                                           37,255      36,531      35,113        34,351
Operating income                                       27,289      26,585      25,183        24,381
Income from continuing operations                      18,094      17,685      16,419        15,964
Income from discontinued operations                     - - -         409       - - -           455
                                                    ------------------------------------------------
Net income                                          $  18,094   $  18,094   $  16,419   $    16,419
Income per common share (basic)
     Continuing operations                          $     .93   $     .91   $     .88   $       .85
     Discontinued operations                            - - -         .02       - - -           .03
                                                    ------------------------------------------------
     Net income per share (basic)                         .93         .93         .88           .88
Income per common share (diluted)
     Continuing operations                                .90         .88         .86           .83
     Discontinued operations                            - - -         .02       - - -           .03
                                                    ------------------------------------------------
     Net income per share (diluted)                 $     .90   $     .90   $     .86   $       .86
Quarter ended December 1, 2001 contained 14 weeks


(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation. This reclassification has no impact on net income as previously reported.

(2) During the third quarter of fiscal 2003, the Company discontinued dealer financing operations of WAC. WAC's operations are accounted for as discontinued operations in the consolidated financial statements

                         11-YEAR SELECTED FINANCIAL DATA

                                                            AUG. 30,        AUG. 31,          AUG. 25,          AUG. 26,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                2003           2002(2)            2001(3)            2000
========================================================================================================================
FOR THE YEAR
Net revenues                                                $845,210         $825,269         $671,686          $743,729
Income before taxes                                           78,693           81,324           55,754            70,583
Pretax profit % of revenue                                      9.3%             9.9%             8.3%              9.5%
Provision for income taxes (credits)                        $ 29,961         $ 28,431         $ 14,258          $ 24,400
Income tax rate                                                38.1%            35.0%            25.6%             34.6%
Income from continuing operations                           $ 48,732         $ 52,893         $ 41,496          $ 46,183
Gain on sale of Cycle-Sat subsidiary                           - - -              ---              ---               ---
Income (loss) from discontinued operations (4)                 1,152            1,778            2,258             2,216
Cum. effect of change in accounting principle                  - - -              ---          (1,050)               ---
                                                         ---------------------------------------------------------------
Net income (loss)                                           $ 49,884         $ 54,671         $ 42,704         $  48,399
Income per share
    Continuing operations
         Basic                                              $   2.64         $   2.65         $   2.00         $    2.13
         Diluted                                                2.59             2.59             1.97              2.10
    Discontinued operations
         Basic                                                   .06              .09              .11               .10
         Diluted                                                 .06              .09              .11               .10
    Cum. effect of change in accounting principle
         Basic                                                 - - -              ---            (.05)               ---
         Diluted                                               - - -              ---            (.05)               ---
                                                         ---------------------------------------------------------------
    Net income per share
         Basic                                              $   2.70         $   2.74         $   2.06         $    2.23
         Diluted                                                2.65             2.68             2.03              2.20
                                                         ---------------------------------------------------------------
Weighted average common shares outstanding
    (in thousands)
         Basic                                                18,487           19,949           20,735            21,680
         Diluted                                              18,818           20,384           21,040            22,011
                                                         ---------------------------------------------------------------
Cash dividends per share                                    $    .20         $    .20         $    .20         $     .20
Book value                                                     11.55             9.63             9.99              8.22
Return on average assets (ROA)                                 14.0%            15.9%            12.9%             16.3%
Return on average equity (ROE)                                 25.6%            28.2%            22.3%             29.8%
Unit Sales
    Class A                                                    6,705            6,725            5,666             6,819
    Class C                                                    4,021            4,329            3,410             3,697
                                                         ---------------------------------------------------------------
         Total Class A & C Motor Homes                        10,726           11,054            9,076            10,516
    Class B Conversions (EuroVan Campers)                        308              763              703               854
AT YEAR END
Total assets                                                $377,462         $337,077         $351,922          $308,686
Stockholders' equity                                         210,626          179,815          207,464           174,909
Working capital                                              164,891          144,995          174,248           141,683
Long-term debt                                                 - - -              ---              ---               ---
Current ratio                                               2.8 to 1         2.6 to 1         3.2 to 1          3.0 to 1
Number of employees                                            3,750            3,685            3,325             3,300

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

   AUG. 28,      AUG. 29,      AUG. 30,      AUG. 31,      AUG. 26,      AUG. 27,     AUG. 28,
    1999           1998          1997        1996(2)        1995         1994 (5)      1993
===============================================================================================
  $ 668,658     $ 527,287     $ 436,541     $ 486,139     $ 461,540     $ 436,039    $ 367,065
     62,848        33,765         5,704        19,015        17,920        13,525       11,666
        9.4%          6.4%          1.3%          3.9%          3.9%          3.1%         3.2%
  $  21,033     $  10,786     $     (35)    $   5,922     $  (8,642)    $ (1,921)    $    (861)
       33.5%         32.0%          (.6%)        31.1%        (48.2%)       (14.2%)       (7.4%)
  $  41,815     $  22,979     $   5,739     $  13,093     $  26,562     $  15,446    $  12,527
      - - -         - - -        16,472         - - -         - - -         - - -        - - -
      2,445         1,405           837          (708)        1,194         1,999       (3,249)
        ---           ---           ---           ---           ---       (20,420)       - - -
----------------------------------------------------------------------------------------------
  $  44,260     $  24,384     $  23,048     $  12,385     $  27,756     $  (2,975)   $   9,278


  $    1.88     $     .95     $     .23     $     .52     $    1.05     $     .61    $     .50
       1.85           .94           .22           .52          1.04           .60          .50

        .11           .06           .68          (.03)          .05           .08         (.13)
        .11           .06           .68          (.03)          .05           .08         (.13)

        ---           ---           ---           ---           ---          (.81)       - - -
        ---           ---           ---           ---           ---          (.80)       - - -
----------------------------------------------------------------------------------------------

  $    1.99     $    1.01     $     .91     $     .49     $    1.10     $    (.12)   $     .37
       1.96          1.00           .90           .49          1.09          (.12)         .37
----------------------------------------------------------------------------------------------


     22,209        24,106        25,435        25,349        25,286        25,187       25,042
     22,537        24,314        25,550        25,524        25,462        25,481       25,307
----------------------------------------------------------------------------------------------
  $     .20     $     .20     $     .20     $     .30     $     .30     $     ---    $     ---
       6.69          5.11          4.86          4.15          3.96          3.16         3.26
       17.1%         11.0%         10.6%          5.7%         14.1%         (1.8%)        6.3%
       33.3%         20.3%         20.1%         12.0%         30.8%         (3.7%)       12.1%

      6,054         5,381         4,834         5,893         5,993         6,820        6,095
      4,222         3,390         2,724         2,857         2,853         1,862        1,998
----------------------------------------------------------------------------------------------
     10,276         8,771         7,558         8,750         8,846         8,682        8,093
        600           978         1,205           857         1,014           376        - - -

  $ 285,889     $ 230,612     $ 213,475     $ 220,596     $ 211,630     $ 181,748    $ 157,050
    149,384       116,523       123,882       105,311       100,448        79,710       81,693
    123,720        92,800        99,935        62,155        69,694        58,523       44,669
        ---           ---           ---         1,692         3,810         2,693          633
   2.5 to 1      2.5 to 1      3.4 to 1      2.0 to 1      2.4 to 1      2.1 to 1     1.9 to 1
      3,400         3,010         2,830         3,150         3,010         3,150        2,770

(4) Includes discontinued operations of Winnebago Acceptance Corporation for all years presented and discontinued operations of Cycle-Sat, Inc. for fiscal years ended August 31, 1996 through August 28, 1993.
(5) Includes a cumulative non-cash charge of $20.4 million expense or $.80 per diluted share due to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits.

                             SHAREHOLDER INFORMATION
PUBLICATIONS

A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Company's quarterly financial earnings releases, the annual report on form 10-K (without exhibits), the quarterly reports on form 10-Q (without exhibits) and current reports on form 8-K (without exhibits), as filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Sheila Davis, PR/IR Manager
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436-0152
Telephone: (641) 585-3535
Fax: (641) 585-6966
E-Mail: ir@winnebagoind.com

All news releases issued by the Company and reports filed by the Company with the Securities and Exchange Commission (including exhibits) may also be viewed at the Winnebago Industries' website:
   http://www.winnebagoind.com
   ("Investor Relations" link).


SHAREHOLDER ACCOUNT ASSISTANCE

Transfer Agent to contact for address changes, account certificates and stock holdings:

Wells Fargo Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
                  or
161 North Concord Exchange
                      South St. Paul, Minnesota 55075-1139
                          Telephone: (800) 468-9716 or
(651) 450-4064
Inquirees:  www.wellsfargo.com/shareownerservices

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled to be held on Tuesday, January 13, 2004, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

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

                                COMMON STOCK DATA

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol:  WGO
Shareholders of record  as of November 10, 2003: 4,565
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 2003 and fiscal 2002.

Fiscal 2003     High      Low   Close     Fiscal 2002    High      Low    Close
===============================================================================
First Quarter   $51.48  $35.50  $49.44  First Quarter    $33.70  $17.30  $33.70
Second Quarter   50.45   28.85   29.35  Second Quarter    48.85   32.39   47.45
Third Quarter    39.93   23.31   39.76  Third Quarter     51.43   39.35   44.40
Fourth Quarter   49.38   34.50   49.25  Fourth Quarter    48.60   31.85   38.19


Cash Dividends Per Share
Fiscal 2003                              Fiscal 2002
================================================================================
Amount          Date Paid                Amount          Date Paid
$  .10          January 6, 2003          $  .10          January 7, 2002
   .10          July 7, 2003                .10          July 8, 2002

                             DIRECTORS AND OFFICERS

DIRECTORS


BRUCE D. HERTZKE (52)      JERRY N. CURRIE (58)     GERALD C. KITCH (65)
Chairman of the Board,     President and Chief      Former Executive
Chief Executive Officer    Executive Officer        Vice President
and President              CURRIES Company and      Pentair, Inc.
Winnebago Industries, Inc. GRAHAM Manufacturing
                                                    RICHARD C. SCOTT (69)
GERALD E. BOMAN (68)       JOSEPH W. ENGLAND  (63)  Vice President,
Former Senior              Former Senior            University Development
Vice President             Vice President           Baylor University
Winnebago Industries, Inc. Deere and Company
                                                    FREDERICK M. ZIMMERMAN (67)
                           JOHN V. HANSON (61)      Professor of
                           Former Deputy Chairman   Manufacturing Systems
                           of the Board             Engineering
                           Winnebago Industries,    The University of
                           Inc.                     St. Thomas



OFFICERS

[PHOTO]                     [PHOTO]                   [PHOTO]
BRUCE D. HERTZKE (52)       EDWIN F. BARKER (56)      RAYMOND M. BEEBE (61)
Chairman of the Board,      Senior Vice President,    Vice President, General
Chief Executive Officer     Chief Financial Officer   Counsel and Secretary
and President

[PHOTO]                     [PHOTO]                   [PHOTO]
ROBERT L. GOSSETT (52)      BRIAN J. HRUBES (52)      ROGER W. MARTIN (43)
Vice President,             Controller                Vice President, Sales and
Administration                                        Marketing


[PHOTO]                     [PHOTO]                   [PHOTO]
WILLIAM J. O'LEARY (54)     ROBERT J. OLSON (52)      JOSEPH L. SOCZEK, JR. (60)
Vice President,             Vice President,           Treasurer
Product Development         Manufacturing