Form 10-K, Exhibit 13
period 2004-08-28
WINNEBAGO INDUSTRIES INC
filed 2004-11-12
CIK 107687

EXHIBIT 13








                               2004 Annual Report







                                    [PHOTOS]














                                [WINNEBAGO LOGO]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Mission Statement .........................................................1

Report to Shareholders ....................................................2

Operations Review .........................................................6

Motor Home Product Classification ........................................13

Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations ..............................................14

Consolidated Balance Sheets ..............................................22

Consolidated Statements of Income ........................................24

Consolidated Statements of Cash Flows ....................................25

Consolidated Statements of Changes
  in Stockholders' Equity ................................................26

Notes to Consolidated Financial Statements ...............................27

Report of Independent Registered Public
  Accounting Firm ........................................................36

Interim Financial Information ............................................37

11-Year Selected Financial Data ..........................................38

Shareholder Information ..................................................40

Common Stock Data ........................................................40

Cash Dividends Paid Per Share ............................................40

Directors and Officers ....................................Inside Back Cover

--------------------------------------------------------------------------------


                                CORPORATE PROFILE

         Winnebago Industries, Inc., headquartered in Forest City, Iowa, is the leading United States (U.S.) manufacturer of motor homes, self-contained recreation vehicles (RV) used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company's products are subjected to what the Company believes is the most rigorous testing in the RV industry. These vehicles are sold through dealers under the Winnebago(R), Itasca(R) and Rialta(R) brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer organization located throughout the U.S., and to a limited extent, in Canada. As of August 28, 2004, the motor home dealer organization in the U.S. and Canada included approximately 310 dealer locations. Motor home sales by Winnebago Industries represented at least 92 percent of its revenues in each of the past five fiscal years. Other products manufactured by the Company consist principally of a variety of component parts for other manufacturers.

         Winnebago Industries was incorporated under the laws of the state of Iowa on February 12, 1958, and adopted its present name on February 28, 1961.



                          RECENT FINANCIAL PERFORMANCE

                      (In thousands, except per share data)
               (Adjusted for 2-for-1 stock split - March 5, 2004)


                                                                                                                  2004 TO 2003
                                                             FISCAL 2004                FISCAL 2003                % CHANGE
---------------------------------------------------------------------------------------------------------------------------
Net Revenues                                               $     1,114,154            $      845,210                   32%
Gross Profit                                               $       162,169            $      113,378                   43%
Operating Income                                           $       110,798            $       77,294                   43%
Net Income                                                 $        70,641            $       49,884                   42%
Diluted Income Per Share                                   $          2.03            $         1.33                   53%
Diluted Weighted Average Outstanding Shares                         34,789                    37,636                   (8)%

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


                                    [GRAPH]
                                  NET REVENUES
                             (Dollars in Millions)


    $436.5   $527.3   $668.7   $743.7   $671.7   $825.3   $845.2   $1,114.2
   ------------------------------------------------------------------------
    1997      1998      1999     2000     2001     2002     2003     2004


                                    [GRAPH]

                                   NET INCOME
                               PER DILUTED SHARE
                                   (Dollars)

      $0.45   $0.50    $0.98    $1.10    $1.02    $1.34    $1.33     $2.03
   ------------------------------------------------------------------------
      1997     1998     1999     2000     2001     2002     2003     2004

                                     [PHOTO]


                          TO OUR FELLOW SHAREHOLDERS:

By all measures, fiscal 2004 was a year in which we surpassed all of Winnebago Industries' previous financial records.

         Revenues for fiscal 2004 were a record $1.1 billion, a 32 percent increase compared to $845.2 million for the previous fiscal year. This was the first time in the Company's history that revenues surpassed the significant billion dollar mark.

         Net income for fiscal 2004 was a record $70.6 million, a 42 percent increase compared to $49.9 million for fiscal 2003. On a diluted per share basis, the Company earned a record $2.03 a share, a 53 percent increase compared to $1.33 a share for fiscal 2003. Included in fiscal 2003 net income was $1.2 million from discontinued operations, or three cents a share.

LONG-TERM GROWTH TRENDS

         Even while surpassing these records, we believe the best is yet to come. The long-term outlook for motor home sales continues to be favorable. The current demographic trends should drive growth going forward, due pri-

                                    [GRAPH]

                                  PEOPLE OVER
                                 THE AGE OF 55
                            (Population in Millions)

                55.9     65.8     74.8     85.2     94.9    105.7
              ----------------------------------------------------
                1997     2005     2010     2015     2020     2030


marily to the graying of America. While we have discussed this trend many times, it certainly bears repeating. Over 80 percent of our retail customers are over age 50. And according to 2004 information from the U.S. Census Bureau, over 350,000 people turn age 50 in the United States each month. That's an additional four million potential customers each year. This trend should drive growth of the RV industry for the next three decades.


                                    [GRAPH]

                          CONSUMER DEMOGRAPHIC PROFILE
                             UNIVERSITY OF MICHIGAN
    (Broadening of the Motor Home Market with more younger and older buyers)

                0.3%     1.5%     2.2%     4.1%     4.1%     1.9%
              ----------------------------------------------------
                15-34    35-44    45-54    55-64    65-74    75 +


         According to the 2001 University of Michigan "RV Consumer Demographic Profile," a study of the RV consumer, the age at which the motor home consumer is purchasing motor homes is also broadening. For instance, the study shows that motor home buyers are entering the market earlier than in the past, younger than 35 years old. At the same time, there is also growth in the market of people over the age of 65.

MARKET SHARE GROWTH

     In addition to these growth trends for the RV industry, Winnebago Industries has grown its share of the motor home market, particularly in the Class A diesel segment of the industry. The successful launch of the 2004 Winnebago Vectra(R), Itasca Horizon(R) and Meridian(TM), and the redesigned Winnebago Journey(R) in the fall of 2003, provided significant momentum for our growth in the Class A diesel market throughout the year. According to Statistical Surveys, Inc., an independent retail reporting service, Winnebago Industries' Class A diesel retail market share grew to 14.3 percent calendar year to date through August 2004 compared to 8.9 percent for the same period in calendar 2003.

         According to Statistical Surveys, Inc., Winnebago Industries' retail market share of the total Class A and C motor home market combined leads the industry at 19.2 percent for calendar year to date through August 2004,

                                    [GRAPH]

                                RETURN ON EQUITY
                  (Competitive comparison information obtained
                      from last 12 months public filings.)

                34.3%    22.9%    14.3%    4.9%     -6.5%   -8.6%
              ----------------------------------------------------
                 WGO     THO       MNC     COA       NVH     FLE


                                    [GRAPH]

                                RETURN ON ASSETS
                  (Competitive comparison information obtained
                      from last 12 months public filings.)

                18.3%    15.5%    7.8%    3.5%     -1.7%    -3.9%
              ----------------------------------------------------
                 WGO      THO     MNC      COA      FLE      NVH


                                    [GRAPH]

                           RETURN ON INVESTED CAPITAL
                  (Competitive comparison information obtained
                      from last 12 months public filings.)

                35.4%    31.5%    8.7%    3.4%     -2.7%    -8.4%
              ----------------------------------------------------
                 WGO      THO     MNC      COA      FLE      NVH


compared to 19.1 percent for the same period in calendar 2003.

         Also, in a survey of our dealers this spring, 41 percent indicated that they were in the planning phases or have recently completed major expansion projects. We consider that great news for continued growth for Winnebago Industries.

PROFITABILITY

         But while market share is certainly important, we have made a point of stating for each of the last four years that our primary goal is to be the most profitable public company in the RV industry. We measure our profitability by using five guidelines: Return on Assets (ROA), Return on


                                    [GRAPH]

                                OPERATING INCOME
                      (Competitive comparison information
                 obtained from last 12 months public filings.)
                    (Expressed as a percent of Net Revenues)

                9.9%     7.4%     5.0%    2.1%      1.7%    -1.9%
              ----------------------------------------------------
                WGO      THO      MNC      COA      FLE      NVH


                                    [GRAPH]

                                   NET INCOME
                      (Competitive comparison information
                 obtained from last 12 months public filings.)
                    (Expressed as a percent of Net Revenues)

                6.3%     4.8%     3.1%    1.6%     -0.7%    -1.3%
              ----------------------------------------------------
                WGO      THO      MNC      COA      FLE      NVH





                        [BAR CHART LEGEND IS COLOR-CODED]

              ----------------------------------------------------
                                WINNEBAGO INDUSTRIES, INC.
              ----------------------------------------------------
                                THOR INDUSTRIES, INC.
              ----------------------------------------------------
                                MONACO COACH CORPORATION
              ----------------------------------------------------
                                COACHMEN INDUSTRIES, INC.
              ----------------------------------------------------
                                FLEETWOOD ENTERPRISES, INC.
              ----------------------------------------------------
                                NATIONAL RV HOLDINGS, INC.
              ----------------------------------------------------

Equity (ROE), Return on Invested Capital (ROIC), Operating Margin as a percent of sales and Net Profit Margin as a percent of sales; because of their importance as a means to measure our performance compared to our major competitors. Winnebago Industries and the other five public motor home manufacturers used in this analysis accounted for over 70 percent of all Class A and C motor home sales during the 12 months ended August 2004. The graphs on page 3 demonstrate that we continue to lead the RV industry in profitability in all of these measurements.

RETURN PROFITS TO SHAREHOLDERS

         We believe it is important to use our profits first for future product development and the expansion of our business. Beyond that, we believe cash dividends and repurchasing our common stock are both extremely effective ways to return profits to our shareholders.

         On October 20, 2003, Winnebago Industries repurchased 2,900,000 shares of stock for $22.06 per share (adjusted for the 2-for-1 stock split on March 5, 2004) from Hanson Capital Partners, LLC, which is owned and controlled by the family of Company founder John K. Hanson and his wife, Luise. In June 2004, the Board of Directors also announced the Company's ninth stock repurchase program, authorizing the purchase of Winnebago Industries' common stock for an aggregate price of up to $30 million. The Company had repurchased 116,800 shares as of August 28, 2004 under that authorization for an aggregate price of approximately $3.4 million.

         These nine stock repurchase programs, beginning in December 1997 through August 28, 2004, have resulted in the repurchase of 20.9 million shares (adjusted for the 2-for-1 stock split) of common stock for an aggregate price of $251.7 million during that time.

         During fiscal 2004, Winnebago Industries repurchased approximately 3.4 million shares of common stock (adjusted for the 2-for-1 stock split) for an aggregate price of approximately $77.7 million. As of August 28, 2004, there were approximately 33.6 million shares outstanding.

         In addition to the repurchase of the Company's stock, Winnebago Industries doubled the annual cash dividend in fiscal 2004 by paying five cents a share (adjusted for the 2-for-1 stock split) to our shareholders on a quarterly basis, rather than semi-annually. In fiscal 2004, we paid a total of 20 cents a share annually, compared to the previous annual dividend of 10 cents a share (adjusted for the 2-for-1 stock split). In August 2004, the Board of Directors increased the dividend by an additional 40 percent by increasing the quarterly dividend to seven cents a share, which annualized would amount to a total of 28 cents a share during fiscal 2005.

ECONOMIC GROWTH

         In 2004, RV sales continued to benefit from the low interest rate environment. Interest rates, while rising, remain at relatively low historic levels. Retail customers financing their motor home purchase recently have been financing at rates ranging from 5.25 to 6.5 percent, near 40-year lows. Given that fact, we believe that the slow measured interest rate increases as indicated by the Federal Reserve Bank will not have an impact on RV sales for quite some time. We also believe that the recent increase in interest rates is an indication of a growing economy. Approximately two thirds of our customers currently finance their motor home purchase. Motor homes also qualify as a second home for tax purposes if the owner meets the specified criteria.

         Another positive economic factor was the rise in con-

                                    [PHOTO]

WINNEBAGO INDUSTRIES' PERSONNEL AT THE GROUND BREAKING CEREMONY FOR THE COMPANY'S NEW SHIPOUT FACILITY.

sumer confidence levels, which according to "The Conference Board" were higher at 92.8 percent in October 2004, compared to 81.7 percent in October 2003.

FACILITY GROWTH

         In order to continue to grow with the expanding motor home market, we completed a state-of-the-art manufacturing facility in Charles City, Iowa in 2003 to build Class C motor homes. Just one year later, this facility operated at over 80 percent of capacity. This Class C production facility enabled us to produce additional Class A models in our Forest City facility, which essentially increased our production capacity for both Class A and Class C motor homes. This manufacturing facility expansion also contributed to our successful results in fiscal 2004, which enabled us to provide motor homes to our dealers in a timely manner.

         A recently completed $4.5 million expansion at our Charles City Hardwoods operation doubled the size of that facility and significantly increased our hardwood cabinetry capacity. This will allow us to keep up with the increased demand for solid wood cabinetry in high-end products.

         We also broke ground for a new $2.3 million Shipout facility in October 2004. The 49,000 square foot, state-of-the-art facility will include 25 workstations for pre-delivery inspections, as well as a water test booth, an undercoating bay and an alignment and road test station. Efficiencies will be accomplished through the consolidation of these operations within the new facility. The new Shipout facility also provides material flow efficiencies as it is located near the corridor used for shipping motor homes to our full-body paint supplier and our drive-away company for final delivery to our dealers.

PROMISING FUTURE

         I'd like to thank our entire Winnebago Industries team for their hard work in making 2004 a record-breaking year. We have a tremendous team of hard-working individuals who have helped Winnebago Industries achieve these outstanding results. As a team, we will continue to focus on profitability and the development of innovative, high quality products.

         The future indeed looks promising. We have tremendous growth opportunities through the graying of America, the broadening of the ages of our motor home buyers and the growth in uses for our motor homes for active outdoor and leisure lifestyles. All of these factors promise to create abundant opportunities for our employees, dealers, suppliers, and for you, our shareholders.



                                    [PHOTO]

/s/ Bruce D. Hertzke

Bruce D. Hertzke
Chairman of the Board,
Chief Executive Officer and
President

November 10, 2004

                               OPERATIONS REVIEW

RV industry revenues were $9.6 billion in calendar 2003 from the sale of new RVs. Sixty percent (or $5.8 billion) of these revenues were from motorized RVs (motor homes) versus other RV products such as towables. Winnebago Industries has chosen to focus on the motor home segment because of the fact that motor homes account for the majority of all RV revenues in the United States and because we believe through product development, there are further growth opportunities available in this segment.

         Winnebago Industries leads the industry in the retail sale of Class A and C motor homes combined with 19.2 percent market share calendar year to date through August 2004. The Company has a broad motor home lineup of Winnebago, Itasca, and Rialta brand motor homes for 2005. Total motor home offerings from Winnebago Industries increased to 91 innovative models, approximately 35 percent of which are new for 2005.


                                    [GRAPH]

                             RV INDUSTRY CLASS A & C
                              RETAIL MARKET SHARE
        (Unit volume as reported by Statistical Surveys, Inc. 2004/Aug.)

                19.2%    17.9%    11.6%   11.2%    8.6%     4.4%
              ----------------------------------------------------
                WGO      FLE      THO      MNC      COA      NVH


CLASS C OFFERINGS

         Since 1998, Winnebago Industries has held the largest market share of any Class C motor home manufacturer. Winnebago Industries continues to have the best selling Class C models in the industry with market share of 20.3 percent calendar year to date through August 2004. The lower-profile Winnebago Aspect(TM) and Itasca Cambria(TM) are brand new entries for 2005. They are easy to maneuver with a sleek 95-inch width and make towing a breeze with a 5,000-lb. towing capacity. The Aspect and Cambria feature an aerodynamic front-end design that complements the clean lines of the Ford(R) cab and stylized rear cap. Both are offered in two innovative floorplans, the 23D and 26A. The 26A features a unique U-shaped dinette that readily converts to a large, comfortable bed.


                                    [PHOTO]

2005 WINNEBAGO ASPECT


         And speaking of aerodynamic, the Rialta is a unique Class C motor home built on the fuel-efficient, front-wheel-drive Volkswagen(R) chassis. The Rialta is available in three floorplans and provides fuel economy and maneuverability unparalleled within the RV industry.

         The affordable Winnebago Minnie(R) and Itasca Spirit(R), Winnebago Industries' most popular Class C motor homes, both offer a new 26A floorplan with a front slideout and unique rear trunk, as well as a new dual-slide 27L floorplan. The Minnie and Spirit lines have expanded to 10


                                    [PHOTO]

2005 WINNEBAGO MINNIE 26A


floorplans each for 2005, ranging from 22- to 32-feet in length.

         Winnebago Industries' top-of-the-line Class C motor homes, the Winnebago Minnie Winnie(R) and Itasca Sundancer(R) each feature three models in 27-, 30- and 31-foot lengths. The Minnie Winnie and Sundancer feature numerous upgrades for 2005 including stylish exterior designs incorporating more paint and standard wheel liners.

                                    [PHOTO]

2005 ITASCA SUNOVA(R)


CLASS A GAS

         Winnebago Industries also leads the industry in the retail sale of Class A gas-powered motor homes with 22.6 percent market share year to date through August 2004. The affordable Winnebago Sightseer(R) and Itasca Sunova(R) lines each feature a new 29R dual-slide and a 34A triple-slide floorplan for 2005, now offering six floorplans ranging in length from 27- to 35-feet. The Sightseer and Sunova feature new front-end styling with composite headlights for 2005 and also have additional high-end features available, such as roof air conditioning with a heat pump for cold weather, a front 24-inch TV, home theater sound system with recessed speakers, 300-watt inverter and day/night pleated shades.

         The all-new Voyage(TM) joins the Winnebago lineup for 2005. Offered in six floorplans, the Voyage includes two triple slides, the 35A and 38J. The 38J includes two opposing flat-floor StoreMore(R) sliderooms. The Itasca Sunrise(R) also has new 35A and 38J triple slide floorplans. Both the Voyage and Sunrise offer six floorplans, ranging from 31- to 38-feet in length.

                                    [PHOTO]

ENTERTAINMENT CENTER

         The Winnebago Adventurer(R) is the top selling Class A motor home in America. The Winnebago Adventurer and Itasca Suncruiser(R), each offer full-body paint for 2005, moving this high-line diesel feature into the gas-powered motor home lineup. The Adventurer and Suncruiser each feature seven floorplans ranging from 33- to 38-feet in length. Two floorplans are new for 2005, the 35A and 38J triple-slide floorplans, while the 37B dual-slide floorplan has been redesigned.


                                    [PHOTO]

2005 WINNEBAGO ADVENTURER

CLASS A DIESEL

         The diesel market is the fastest growing segment of the RV industry and accounted for 44.4 percent of all Class A motor homes sold calendar year to date through August. During the 2004 model year, Winnebago Industries aggressively pursued the diesel market through the introduction of the Winnebago Vectra and Itasca Horizon, as well as the redesigned Winnebago Journey and Itasca Meridian. The new products were tremendously successful, moving the Company from fourth place in retail sales with 9.4 percent market share during calendar 2003 to third place with 14.3 percent market share through August 2004. In addition, the Winnebago Journey was the best-selling diesel Class A motor home in the industry calendar year to date through August 2004.

         Great values in the marketplace, the Winnebago Journey and the Itasca Meridian are value-priced diesel-pusher products that each offer five floorplans ranging from 32- to 39-feet in length. The Journey and Meridian both feature a new 39F triple-slide floorplan with two opposing flat-floor StoreMore slides in the front living room.


                                    [PHOTO]

2005 ITASCA HORIZON

         The Winnebago Vectra and Itasca Horizon were extremely well accepted when introduced in 2004. These models are built on the Evolution(TM) Chassis, a Winnebago Industries exclusive, developed in conjunction with Freightliner(R) Custom Chassis Corp. This chassis creates a strong, durable platform for the Vectra and Horizon with more usable storage than in a conventional raised rail chassis, cross-coach storage on most models, as well as excellent driving performance and comfort. The Vectra and Horizon are offered in five double, triple and quad-slide floorplans ranging from 36- to 40-feet in length. New floorplans for 2005 include the new 36RD and 40FD quad-slide floorplans with two opposing StoreMore sliderooms that feature a flat-floor design in the front living area.

         The Vectra and Horizon 40AD and 40KD models feature new side-hinged valance doors for easier access to gear stored under non-StoreMore sliderooms. Other new features for 2005 include: optional automatic leveling jacks, rear bedroom deluxe sound system (standard on the Horizon and optional on the Vectra), totally enclosed slideout room awnings and new drawers with dovetail joint construction available on the Horizon in exchange for the washer/dryer option. The 2005 Vectra and Itasca Horizon feature a unique exterior entertainment center on certain models that offer a flat-screen TV that swivels for optimum viewing.

NEW WINNEBAGO INDUSTRIES
MOTOR HOME FEATURES

         Winnebago Industries not only offers a host of new models for 2005, there's also a long list of new product features:

          o TrueLevel(TM) Holding Tank Monitoring System - incorporates minus detector cell technology to ensure accurate fresh and wastewater tank level readings. Minus detector cells are located on the outside of the tank and produce a microelectrical field that detects liquid levels. Since liquid does not come in contact with the sensors, there is no chance of corrosion that may occur with conventional sensor systems. The TrueLevel system is standard on all 2005 Winnebago and Itasca motor homes.

          o Upgrades to the RV Radio(R) - A steering wheel remote allows you to easily adjust the radio while driving. A separate handheld remote provides added convenience when parked.


                                    [PHOTO]


          o New flush-mount dual-pane windows are available on most models. o Child seat tether anchor offered for 2005.

          o Additional seat belt locations in many models for 2005 offer improved seating flexibility when traveling. o SleepNumber(R) Bed by Select Comfort(R) is now offered with wall-mounted controllers. A king size with pillowtop mattress is optional on the Winnebago Vectra and Itasca Horizon 40KD model.

          o Full-Body Paint Has Expanded - Now optional on the Winnebago Adventurer and Itasca Suncruiser and is available on all Winnebago and Itasca Class A diesel motor homes. Lower valance paint is also now offered on the Winnebago Minnie and Itasca Spirit.


                                    [PHOTO]

2005 WINNEBAGO ADVENTURER

          o Stainless steel appliances and nickel hardware packages are now available on the Winnebago Adventurer, Journey and Vectra and standard on the Itasca Suncruiser, Meridian and Horizon. A stainless steel package is also available on the Itasca Sunrise.


                                    [PHOTO]


          o Expanded wood choices available: Honey Cherry and Sierra Maple added to select product series.

          o New legless table design used for all dinettes and optional dining/computer modules on the Winnebago Vectra and Itasca Horizon.

          o Unique pullout island design has been enhanced with an adjustable shelf, pullout silverware tray and new latch.


                                    [PHOTO]

2005 WINNEBAGO ADVENTURER 35A

          o Winnebago Industries' exclusive Trimline(TM) center console is standard on all Winnebago and Itasca Class C products in 2005. It features dual cup holders, a storage tray with coin holders and a large tip-out storage compartment. Best of all, its sleek design permits easier access to the living area from the cab and you won't find it on any other manufacturers' coach.

          o    Dual fuel fills on all Winnebago and Itasca diesel motor homes.


                                    [PHOTO]



          o Entertainment - Some units have as many as three TVs inside. (For example, the Adventurer/Suncruiser 37B has three flat-screen TVs available for optimum viewing throughout the coach.) Remote extenders allow consumers to control the combination DVD/VCR unit located in the front living area from the bedroom for added viewing convenience on most Class A models.

QUALITY AND TECHNOLOGY GO HAND IN HAND

         Beyond product development, Winnebago Industries' quality and service are extremely important. Consumers today are expecting an ever higher level of quality in their products and services. Fortunately, Winnebago Industries had that figured out long ago. Not only is Winnebago Industries the top-selling motor home manufacturer in the industry, we believe we are also the leader in quality.

         Winnebago Industries considers the annual Dealer Satisfaction Index
(DSI) survey by the Recreation Vehicle Dealers Association (RVDA) to be a great measurement tool for not only product quality, but also the quality of our sales, management, service, warranty and support processes. The DSI survey results are very important to us because they provide an annual benchmark that shows how our dealer partners perceive the Company and our products. The Company received the Quality Circle Award from RVDA as a result of our high scores in this DSI survey. We have received this award for all eight years of the award's existence, the only manufacturer to have achieved this distinction.

         Winnebago Industries was also pleased to be named the "Most Admired" RV manufacturer in America according to a poll conducted by RVBUSINESS.com. According to RVBUSINESS.com, nearly 300 industry professionals, including dealers, suppliers and other manufacturers, par-


                                    [PHOTO]

CHARLES CITY MOTOR HOME MANUFACTURING FACILITY

                                    [PHOTOS]

(picture one)
EXPANSION OF THE CHARLES CITY HARDWOOD FACILITY PROVIDES FOR A BRIGHT, CLEAN EFFICIENT WORK AREA. THE MACHINE IN THE FOREGROUND AUTOMATICALLY DETERMINES THE MOST PARTS POSSIBLE FROM A PARTICULAR PIECE OF WOOD, CUTS THOSE PARTS AND SORTS THE CUT PIECES.

(picture two)
HARDWOOD RAISED PANEL INSERTS ARE CREATED.

(picture three)
WITH THIS MACHINE AN OPERATOR CAN SET UP ONE JOB WHILE THE AUTOMATED ROUTER IS WORKING ON ANOTHER PROJECT.


ticipated in the mid-August online survey. Winnebago Industries was ranked the "most admired" by nearly a third of the survey respondents with the next highest ranked company receiving 15 percent of the vote. Winnebago Industries won the highest marks according to RVBUSINESS.COM not only for the quality of its units, but also for the caliber of its aftermarket service and dealer support.

         Winnebago Industries is able to deliver high quality motor homes because of our dedicated work force, as well as our technologically advanced manufacturing systems. Winnebago Industries has a long history of employing capital for technological equipment in order to make our manufacturing operations more efficient and productive, while increasing the quality of the Company's products.

         On March 13, 2003, the first motor home (Winnebago Minnie 24V) rolled off the assembly in our new Charles City Manufacturing Facility. Recently the plant was running at over 80 percent of production capacity. With the exception of the Rialta and some Winnebago Aspect and Itasca Cambria products, this plant now produces all of the Company's Class C motor homes. This new facility effectively increased Winnebago Industries' production capacity by approximately 30 percent, enabling the Company to better respond to changes in demand by its dealers.

         During fiscal 2004, Winnebago Industries completed a $4.3 million Hardwoods Facility expansion in Charles City, Iowa, doubling the size of the facility to 100,000 square feet. The facility was expanded to meet increased demand for hardwood components in the Company's motor homes. A cabinet frame finish system was added to the facility, allowing for more efficient staining and finishing of larger cabinet frame components. In addition to


                                    [PHOTO]

FINN POWER(R) AUTOMOATED METAL SHEAR


hardwood cabinetry and components, a panel lamination area also has been added to the Charles City Hardwoods Facility, which supplies cabinetry components for both Class C and Class A manufacturing in Charles City, as well as panels for some units manufactured in Forest City.

     Also during Fiscal 2004, the Company installed a new Finn Power automated metal shear that performs both metal shearing and punching operations simultaneously. It automatically loads material, punches, shears, sorts scrap and conveys completed parts to the operator.

         Other new equipment includes a new robotic welder, which allows the operator to position parts to be welded into one fixture while the robot is welding parts in the second fixture. The net result is higher quality welded aluminum components that are produced more efficiently. In October 2004, Winnebago Industries also broke ground for a new $2.3 million Shipout facility. As mentioned in the Letter to Shareholders earlier in this report, this 49,000-square-foot facility will replace the current Shipout facility and will feature state-of-the-art equipment. It is also geographically located within the plant facilities to maximize work flow efficiency.

         In addition to Winnebago Industries' recent expansions, the Company's paint contractor has also greatly expanded to accommodate Winnebago Industries' increased needs for graphic paint treatments and full-body paint. Since starting operations in Forest City in 2002, the Company's paint contractor has continued to expand their Forest City operations, having more than doubled their original facilities. They also built a new paint facility in Charles City to accommodate Winnebago Industries' motor homes that require paint treatments there. Their new 50,000-square foot facility in Charles City has been in operation since early August, while a new "finish" facility is scheduled to be completed in Forest City before the end of calendar 2004.

         In addition to productivity growth through technology, Winnebago Industries has also experienced an increase in productivity from the implementation of Lean Manufacturing, a systematic approach of identifying and eliminating waste (non-value added activities) through continuous organization and processes improvement. An example of the value of implementing Lean Manufacturing philosophies, is a value-stream mapping project conducted by our Purchasing Department for the procurement of exterior graphics that cut lead-time nearly in half.

SALES AND MARKETING

         Winnebago Industries sells its motor homes on a wholesale basis to a diversified dealer organization located primarily throughout the United States and Canada. We believe that we can continue to grow our business by providing what the Company believes to be the most extensive sales support and service support throughout the RV industry to its dealers and retail customers. This support is provided through a variety of methods, including hands-on training and support materials.

         Winnebago Industries promotes its products through a vast array of sales and marketing programs, including advertising and public relations promotions. Advertising opportunities include a variety of informative ads placed in RV publications, as well as co-op advertising support for the Company's dealers, brochures, decor books, television footage, Website support and direct marketing campaigns


                                    [PHOTOS]

(picture one)
ABOVE: STEVE BRACKEY, SENIOR PRODUCT TRAINER, MAKES A POINT TO SALES PROFESSIONALS DURING SALES TRAINING SESSION.

(picture two)
AT THE RIGHT: PRODUCT TRAINING MANAGER DICK MILTENBERGER DISCUSSES THE SMART STORAGE DESIGN USED ON THIS WINNEBAGO INDUSTRIES CLASS C MOTOR HOME.


that are extremely effective at reaching existing RV enthusiasts.

         Other marketing opportunities include test drives for automotive, outdoor and travel writers, as well as for television programs and movies. A 2005 Winnebago Journey is now a featured "star" in a new syndicated daily television program, titled Pat Croce - Moving In. Winnebago Industries also continues to utilize promotional opportunities for the Company's products with TV shows such as The Wheel of Fortune, Jeopardy, The Price is Right, the Late Show with David Letterman and HGTV's RV 2004. In addition, Winnebago Industries participates in RVIA

                                    [PHOTO]
sponsored tours to promote the RV lifestyle such as the "RV History Tour" with David Woodworth, a well-known RV historian who used an Itasca Horizon in calendar 2004 and Brad and Amy Herzog and their two young sons who recently promoted family RVing while traveling in a Winnebago Adventurer. These promotional opportunities provide great exposure for Winnebago Industries' products to a variety of large consumer audiences.

         The Winnebago-Itasca Travelers' (WIT) Club also continues to be a great marketing tool for the Company. Caravans, rallies and tours are held frequently throughout the year to provide WIT Club members with a way to use their motor homes, remain active and keep in touch with their club-member friends. Active involvement in the WIT Club has also resulted in increased owner loyalty.

                                    [PHOTOS]

(picture one)
BRAD AND AMY HERZOG FAMILY>

(picture two)
DAVID WOODWORTH

(picture three)
2004 WIT GRAND NATIONAL RALLY.

                       MOTOR HOME PRODUCT CLASSIFICATION

[ARTWORK]

CLASS A MOTOR HOMES

These are conventional motor homes constructed directly on medium and heavy-duty truck chassis which include the engine and drivetrain components. The living area and the driver's compartment are designed and produced by the motor home manufacturer. Class A motor homes from Winnebago Industries include: Winnebago Sightseer, Voyage, Adventurer, Journey and Vectra; Itasca Sunova, Sunrise, Suncruiser, Meridian and Horizon. The Company manufactures Class A motor homes with gas, diesel and diesel pusher offerings. A diesel pusher is a motor home with a diesel engine in the rear of the unit.

[ARTWORK]

CLASS C MOTOR HOMES

These are mini motor homes built on a van-type chassis onto which the motor home manufacturers construct a living area with access to the driver's compartment. Class C motor homes from Winnebago Industries include: Winnebago Aspect, Minnie and Minnie Winnie; Itasca Cambria, Spirit and Sundancer; and Rialta.


                                [WINNEBAGO LOGO]

                              WINNEBAGO INDUSTRIES
                             MOTOR HOME FAMILY TREE

           Winnebago Industries manufactures two brands of Class A and three brands of Class C motor homes. Listed below are the brand names and model designations of the Company's 2005 product line.

        [WINNEBAGO LOGO]           [ITASCA LOGO]        [RIALTO LOGO]

        -  Aspect                 -  Cambria             -  Rialta
        -  Minnie                 -  Spirit
        -  Minnie Winnie          -  Sundancer
        -  Sightseer              -  Sunova
        -  Voyage                 -  Sunrise
        -  Adventurer             -  Suncruiser
        -  Journey*               -  Meridian*
        -  Vectra*                -  Horizon*


*Diesel

                                    [PHOTO]

MINNIE
------
                                                                          SPIRIT
                                                                          ------


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

Certain of the matters discussed in this Annual Report are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties, including, but not limited to, reactions to actual or threatened terrorist attacks, availability and price of fuel, a significant increase in interest rates, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, and other factors which may be disclosed throughout this Annual Report. Any forecasts and projections in this report are "forward looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the aforementioned risk factors; actual results could differ materially. The Company undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as required by law or the rules of the New York Stock Exchange.

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

REVENUE. Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer; written or verbal approval for payment has been received from the dealer's floorplan financing institution; and the product is delivered to the dealer who placed the order. Sales are generally made to dealers who finance their purchases under floorplan financing arrangements with banks or finance companies.

Revenues for the Company's original equipment manufacturing (OEM) components and recreation vehicle related parts are recorded as the products are shipped from the Company's location. The title of ownership transfers on these products as they leave the Company's location due to the freight terms of F.O.B. - Forest City, Iowa.

WARRANTY. The Company offers with the purchase of any new Winnebago or Itasca motor home, a comprehensive 12-month/15,000-mile warranty and a 3-year/36,000-mile warranty on sidewalls, floors, and slideout room assemblies. The Rialta has a 2-year/24,000-mile warranty. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimates of future warranty costs are based upon past warranty claims and unit sales history and adjusted as required to reflect actual costs incurred, as information becomes available. An increase in dealership labor rates, the cost of parts or the frequency of claims could have an adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. In addition to the costs associated with the contractual warranty coverage provided on our motor homes, we also incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Additional service actions include costs related to product recalls and other service actions outside the contractual warranty coverage. The Company estimates the cost of these service actions using past claim rate experiences and the estimated cost of the repairs. Estimated costs will be accrued at the time the service action is implemented and included in cost of sales in the Company's statements of income and as other accrued expenses in the Company's balance sheet. (See Note 4 to the Company's 2004 Consolidated Financial Statements.)

                                    [PHOTO]

ASPECT
------
                                                                         CAMBRIA
                                                                         -------


REPURCHASE COMMITMENTS. Companies in the recreation vehicle industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. These agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements also provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations generally expire upon the earlier to occur of (i) the dealer's sale of the financed unit or (ii) one year from the date of the original invoice. The Company's ultimate contingent obligation under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Past losses under these agreements have not been significant and lender repurchase obligations have been funded out of working capital. (See Note 6 to the Company's 2004 Consolidated Financial Statements.)

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



OVERVIEW

Motorized RV revenues represented 60 percent of the RV industry in calendar 2003. For this reason and because we believe there are further growth opportunities in this segment, Winnebago Industries has continued to focus on the motorized segment of the RV industry. The continuation of an improved RV market and positive acceptance of our new motor home products have been reflected in increased market share and higher production rates resulting in record earnings in fiscal 2004.

Winnebago Industries manufactures and sells a variety of motor homes throughout the United States and Canada, as well as retail parts and accessories. Recreation vehicle classifications are based upon standards established by the Recreation Vehicle Industry Association or RVIA. The only types of recreation vehicles that we produce are Class A and Class C motor homes.

Winnebago Industries leads the RV industry in the combined retail sale of Class A and Class C motor homes with a retail market share of 19.2 percent for calendar year-to-date through August 2004.

While market share is important, the Company has made a point of stating that its primary goal is to be the most profitable public company in the RV industry. The Company measures profitability by using five guidelines: Return on Average Total Assets (ROA), Return on Average Net Equity (ROE), Return on Average Invested Capital (ROIC), operating margin as a percent of sales and net profit margin as a percent of sales. Because of their importance, the Company continues to use these guidelines as a measure to compare to our major competitors (see page 3 of the Letter to the Shareholders). The graphs demonstrate that the Company leads the RV industry in profitability in all of these measurements.

                                    [PHOTO]

MINNIE WINNIE
-------------
                                                                       SUNDANCER
                                                                       ---------


                             RESULTS OF OPERATIONS

FISCAL 2004 COMPARED TO FISCAL 2003

The following is an analysis of changes in key items included in the consolidated statements of income for the 52-week period ended August 28, 2004 compared to the 52-week period ended August 30, 2003.

                                                                 COMPARISON OF
                                                             FIFTY-TWO WEEKS ENDED                 FIFTY-TWO WEEKS ENDED
                                                              AUGUST 28, 2004 TO               AUGUST 28,        AUGUST 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                   AUGUST 30, 2003                   2004              2003
                                                     -------------------------------------------------------------------------
(ADJUSTED FOR THE 2-FOR-1 STOCK SPLIT ON                  INCREASE                 %
MARCH 5, 2004)                                           (DECREASE)              CHANGE              % OF NET REVENUES
                                                     -------------------------------------------------------------------------
Net revenues                                          $      268,944             31.8%               100.0%         100.0%
Cost of goods sold                                           220,153             30.1                 85.4           86.6
                                                     -------------------------------------------------------------------------
Gross profit                                                  48,791             43.0                 14.6           13.4
Selling                                                        1,011              5.1                  1.9            2.4
General and administrative                                    14,276             87.4                  2.7            1.9
                                                     -------------------------------------------------------------------------
Operating income                                              33,504             43.3                 10.0            9.1
Financial income                                                  37              2.6                  0.1            0.2
Provision for taxes                                           11,632             38.8                  3.8            3.5
                                                     -------------------------------------------------------------------------
Net income before discontinued operations                     21,909             45.0                  6.3            5.8
Discontinued operations                                       (1,152)          (100.0)               - - -            0.1
                                                     -------------------------------------------------------------------------
Net income                                            $       20,757             41.6                  6.3            5.9
                                                     =========================================================================
Diluted earnings per share                            $          .70             52.6%
                                                     ====================================
Fully diluted average shares outstanding                      (2,847)             (7.6%)
                                                     ====================================

Net revenues for the 52 weeks ended August 28, 2004 increased 31.8 percent to $1.1 billion compared to $845.2 million for the fiscal year ended August 30, 2003. Unit deliveries consisted of the following:

                                 FIFTY-TWO WEEKS ENDED       FIFTY-TWO WEEKS ENDED                            %
                                    AUGUST 28, 2004             AUGUST 30, 2003           INCREASE         CHANGE
                              --------------------------------------------------------------------------------------
Class A motor homes (gas)                    5,277                       5,152                125            2.4%
Class A motor homes (diesel)                 2,831                       1,553              1,278           82.3%
Class C motor homes                          4,408                       4,021                387            9.6%
                              --------------------------------------------------------------------------------------
Total deliveries                            12,516                      10,726              1,790           16.7%
                              --------------------------------------------------------------------------------------

Revenues increased 31.8 percent during the fiscal year ended August 28, 2004, while unit deliveries increased 16.7 percent. The 82.3 percent increase in diesel deliveries, traditionally a higher priced unit, as well as the overall increase in total motor home volume, were the primary reasons for the differences in the percentage increase in revenues and unit deliveries.


Gross profit as a percentage of net revenues was higher during the 52 weeks ended August 28, 2004 (14.6 percent) when compared to the comparable period ended August 30, 2003 (13.4 percent). Favorably impacting gross profit in the period ended August 28, 2004, was a 20.4 percent increase in production volume which resulted in improved manufacturing efficiencies and lower fixed costs per unit of production.

Selling expenses increased 5.1 percent when comparing fiscal 2004 ($20.8 million) to fiscal 2003 ($19.8 million). The increase in dollars can be attributed primarily to higher incentive payments to the Company's field sales force. As a percentage of net revenues, selling expenses decreased to 1.9 percent during fiscal 2004 from 2.4 percent during fiscal 2003, caused primarily by advertising costs.

General and administrative expenses increased 87.4 percent during the 52 weeks ended August 28, 2004, to $30.6

                                    [PHOTO]
SIGHTSEER
---------
                                                                          SUNOVA
                                                                          ------


million, constituting 2.7 percent of net revenues, compared to $16.3 million, constituting 1.9 percent of net revenues, for the 52 weeks ended August 30, 2003. The increases in percentage and dollars were due primarily to a $7.3 million deferred compensation settlement (See Note 6 to the Company's 2004 Consolidated Financial Statements), an increase of approximately $4.4 million in management incentive programs and an increase of approximately $1.8 million in product liability costs.

The overall effective income tax rate decreased to 37.1 percent for fiscal 2004 from 38.1 percent for fiscal 2003. The decrease was primarily due to a decrease in non- deductible losses in the Winnebago Health Care Management Company.

Net income and earnings per diluted share increased by 41.6 percent and 52.6 percent, respectively, when comparing the 52 weeks ended August 28, 2004 to the 52 weeks ended August 30, 2003. The difference in percentages was primarily due to a lower number of outstanding shares of the Company's common stock during the 52 weeks ended August 28, 2004, as a result of common stock repurchased by the Company. (See Consolidated Statements of Changes in Stockholder's Equity on page 26 of the Company's 2004 Consolidated Financial Statements.)

FISCAL 2003 COMPARED TO FISCAL 2002

The following is an analysis of changes in key items included in the consolidated statements of income for the 52-week period ended August 30, 2003 compared to the 53-week period ended August 31, 2002.

                                                            COMPARISON OF
                                                         FIFTY-TWO WEEKS ENDED             FIFTY-TWO         FIFTY-THREE
                                                           AUGUST 30, 2003 TO             WEEKS ENDED        WEEKS ENDED
                                                        FIFTY-THREE WEEKS ENDED           AUGUST 30,         AUGUST 31,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)               AUGUST 31, 2002                  2003               2002
                                                  --------------------------------------------------------------------------
(ADJUSTED FOR THE 2-FOR-1 STOCK SPLIT ON              INCREASE            %
MARCH 5, 2004)                                       (DECREASE)         CHANGE                    % OF NET REVENUES
                                                  --------------------------------------------------------------------------
Net revenues                                       $    19,941            2.4%                100.0%               100.0%
Cost of goods sold                                      22,967            3.2                  86.6                 85.9
                                                  --------------------------------------------------------------------------
Gross profit                                            (3,026)          (2.6)                 13.4                 14.1
Selling                                                    147            0.7                   2.4                  2.4
General and administrative                              (2,396)         (12.8)                  1.9                  2.2
                                                  --------------------------------------------------------------------------
Operating income                                          (777)          (1.0)                  9.1                  9.5
Financial income                                        (1,854)         (57.0)                  0.2                  0.4
Provision for taxes                                      1,530            5.4                   3.5                  3.5
                                                  --------------------------------------------------------------------------
Net income before discontinued operations               (4,161)          (7.9)                  5.8                  6.4
Discontinued operations                                   (626)         (35.2)                  0.1                  0.2
                                                  --------------------------------------------------------------------------
Net income                                         $    (4,787)          (8.8)                  5.9                  6.6
                                                  ==========================================================================
Diluted earnings per share                         $      (.01)         (0.7%)
                                                  ==============================
Fully diluted average shares outstanding                (3,132)         (7.7%)
                                                  ==============================

Net revenues for the 52 weeks ended August 30, 2003 increased 2.4 percent to $845.2 million compared to $825.3 million for the 53 weeks ended August 31, 2002. Unit deliveries consisted of the following:

                                   FIFTY-TWO WEEKS ENDED      FIFTY-THREE WEEKS ENDED        INCREASE            %
                                      AUGUST 30, 2003             AUGUST 31, 2002           (DECREASE)        CHANGE
                                --------------------------------------------------------------------------------------
Class A motor homes (gas)                   5,152                      5,058                     94             1.9%
Class A motor homes (diesel)                1,553                      1,667                   (114)           (6.8%)
Class C motor homes                         4,021                      4,329                   (308)           (7.1%)
                                --------------------------------------------------------------------------------------
Total deliveries                           10,726                     11,054                   (328)           (3.0%)
                                --------------------------------------------------------------------------------------

                                    [PHOTOS]

VOYAGE
------
                                                                         SUNRISE
                                                                         -------

Revenues increased 2.4 percent during the fiscal year ended August 30, 2003, but unit deliveries decreased by 3.0 percent. Revenues increased in fiscal 2003, despite a decrease in unit deliveries from fiscal 2002 as a result of a higher average selling price per unit in fiscal 2003.

Gross profit as a percentage of net revenues was lower during the 52 weeks ended August 30, 2003 (13.4%) when compared to the 53 weeks ended August 31, 2002 (14.1%). The primary reasons for the lower gross profit during fiscal 2003 were lower production unit volume in relation to fixed manufacturing costs and start-up costs of the new production facility in Charles City, Iowa.

Selling expenses increased 0.7 percent when comparing the 52 weeks ended August 30, 2003 ($19.8 million) to the 53 weeks ended August 31, 2002 ($19.6 million). The increase can be attributed primarily to higher advertising costs.

General and administrative expenses decreased 12.8 percent during the 52 weeks ended August 30, 2003 to $16.3 million from $18.7 million for the 53 weeks ended August 31, 2002. The dollar decrease when comparing the two periods was primarily due to decreases of approximately $3.3 million in management bonus programs offset partially by an increase in legal reserves of approximately $800,000.

Financial income decreased 57.0 percent during the 52 weeks ended August 30, 2003 to $1.4 million from $3.3 million for the 53 weeks ended August 31, 2002. The decrease in financial income during fiscal 2003 was due to the average available cash for investing being lower than the average available cash during fiscal 2002. Also, the average rate the Company earned on investments during fiscal 2003 was significantly lower than the average rate earned during fiscal 2002 due to a lower interest rate environment.

The overall effective income tax rate increased to 38.1 percent for fiscal 2003 from 35.0 percent for fiscal 2002. The increase in the effective tax rate was caused primarily by losses in the Winnebago Health Care Management Company, which were not deductible for tax purposes due to a change in the Company's tax planning, increased state taxes and a reduction of tax-exempt financial income during fiscal 2003.

During fiscal 2003, the Company sold its dealer financing receivables in Winnebago Acceptance Corporation (WAC) to GE Commercial Distribution Finance Corporation. With the sale of its WAC receivables, the Company discontinued dealer financing operations of the WAC subsidiary. Therefore, WAC's operations were accounted for as discontinued operations in the accompanying consolidated financial statements. Income from discontinued operations (net of taxes) for the 52 weeks ended August 30, 2003 was $1.2 million or $.03 per diluted share, compared to income of $1.8 million or $.04 per diluted share, for the 53 weeks ended August 31, 2002.

Net income and earnings per diluted share decreased by 8.8 percent and 0.7 percent, respectively, when comparing the 52 weeks ended August 30, 2003 to the 53 weeks ended August 31, 2002. The difference in percentages when comparing net income to net earnings per diluted share was primarily due to a lower number of outstanding shares of the Company's common stock during the 52-week period ended August 30, 2003 due to the Company's repurchase of shares during fiscal 2003 and 2002.

ANALYSIS OF FINANCIAL CONDITION,
LIQUIDITY AND RESOURCES

The Company meets its working capital, capital equipment and other cash requirements with funds generated from operations.

At August 28, 2004, working capital was $164,791,000, a decrease of $100,000 from August 30, 2003's amount of $164,891,000.

                                    [PHOTOS]


ADVENTURER
----------
                                                                      SUNCRUISER
                                                                      ----------


Net cash provided by operating activities for the 52 weeks ended August 28, 2004 was $66.7 million compared to $63.0 million for the 52 weeks ended August 30, 2003. The major items affecting cash from operations were as follows:

                                                August 28,          August 30,
(In thousands)                                    2004                2003
--------------------------------------------------------------------------------
Cash provided by:
   Net income                                   $70,641             $48,732
   Decrease in raw
     material and work
     in process inventory                         6,322               - - -
   Increase in post-
     retirement benefits                         12,061               4,884
   Decrease in finished
     goods inventory                              - - -              11,897
Cash used by:
   Increase in finished
     goods inventory                            (22,773)               - --
   Increase in receivables
     and other assets                           (16,764)             (1,825)
   Increase in raw material
     and work in process
     inventory                                    - - -             (12,525)
   Discontinued operations                        - - -                 234
Other                                            17,197              11,619
                                              -------------------------------
Total                                           $66,684             $63,016
                                              ===============================

Changes in cash flows from operating activities for the year ended August 28, 2004 were due primarily to:

Decreases in raw material and work in process as the Company brought back in line its chassis inventory.

Increases in postretirement benefits due to the deferred compensation settlement (see Note 6 to the Company's 2004 Consolidated Financial Statements) and increases in the 2004 accrued postretirement benefit.

Increased finished goods inventory primarily due to more diesel units in the Company's closing period inventory count.

Increases in receivables and other assets due to a larger number than usual of unit deliveries being processed at the end of the last month of fiscal 2004.



Changes in cash flows from operating activities for the year ended August 30, 2003 were due primarily to:

Decreases in finished goods inventory due to more deliveries than production during the fourth quarter of fiscal 2003.

Increases in raw material and work in process inventory due to the start-up of the Company's Charles City, Iowa production facility.

The primary uses of cash for investing activities were for capital equipment requirements of $10.6 million for the 52-week period ended August 28, 2004, $12.9 million less than the usage of $23.5 million during the 52-week period ended August 30, 2003. Fiscal 2003 included the completion of the production assembly facility in Charles City, Iowa.

Primary uses of cash in financing activities for the period ended August 28, 2004 were $77.7 million for the repurchases of the Company's common stock and payments of $6.9 million in dividends. Primary uses of cash in financing activities for the period ended August 30, 2003 were $20.2 million for the Company's common stock repurchases and the $3.7 million payment of dividends. (See Consolidated Statements of Cash Flows).

On August 28, 2004 the Company's cash and cash equivalents balance was $75.5 million. Estimated demands at August 28, 2004 on the Company's liquid assets for fiscal 2005 include $11.4 million for capital expenditures, primarily for production equipment, and $9.4 million for payments of cash dividends. On June 16, 2004, the Board of Directors authorized the repurchase of outstanding shares of the Company's common stock, depending on market conditions, for an aggregate of up to $30 million. As of August 28, 2004, 116,800 shares had been repurchased for an aggregate consideration of approximately $3.4 million under this authorization.

Management currently expects its cash on hand and funds from operations to be sufficient to cover both short-term and long-term operation requirements.

                                    [PHOTOS]
JOURNEY
-------
                                                                        MERIDIAN
                                                                        --------


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's principal contractual obligations and commitments as of August 28, 2004 were as follows:

(IN THOUSANDS)                                                        PAYMENTS DUE BY PERIOD
                                      ---------------------------------------------------------------------------------------
                                                                              FISCAL            FISCAL           MORE THAN
CONTRACTUAL OBLIGATIONS                     TOTAL         FISCAL 2005        2006-2007         2008-2009          5 YEARS
-----------------------               ---------------------------------------------------------------------------------------
Operating leases (2)                     $     1,224      $        441      $       675       $       86       $       22
Postretirement obligations (1)                13,742               698            1,800            2,333            8,911
                                      ---------------------------------------------------------------------------------------
Total contractual cash obligations       $    14,966      $      1,139      $     2,475       $    2,419       $    8,933
                                      =======================================================================================

(IN THOUSANDS)                                               AMOUNT OF COMMITMENT EXPIRATION BY PERIOD
                                      ---------------------------------------------------------------------------------------
                                                                              FISCAL            FISCAL           MORE THAN
CONTRACTUAL COMMITMENTS                     TOTAL         FISCAL 2005        2006-2007         2008-2009          5 YEARS
-----------------------               ---------------------------------------------------------------------------------------
Guarantees (2)                          $       695       $        369      $      203       $       123        $    - - -
Repurchase obligations (2)                      289                289           - - -             - - -             - - -
                                      ---------------------------------------------------------------------------------------
Total commitments                       $       984       $        658      $      203       $       123        $    - - -
                                      ---------------------------------------------------------------------------------------

(1)  See Note 5 to the Company's 2004 Consolidated Financial Statements.

(2) Amounts represent management's best estimate of the fair value of guarantees and loss on repurchase obligations. Total for repurchase obligations were $357,168,000 and financial guarantee obligations were $1,939,000 at August 28, 2004. See Note 6 to the Company's 2004 Consolidated Financial Statements.


NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities," which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supersedes the guidance set forth in Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interest entities into the financial statements of a business enterprise if that enterprise holds a controlling interest in other means than the traditional voting majority. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 (FIN 46R). The adoption of FIN 46R had no impact on the Company's financial condition or operating results.

In January 2004, the FASB issued FASB Staff Position (FSP) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act). The Act introduced a prescription drug benefit and federal subsidy to sponsors of retiree health care benefit plans. The Act permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer recognition of the effects of the Act in accounting for its retiree healthcare benefit plans until authoritative guidance on accounting for subsidies provided by the Act is issued. Statements of Accounting Standards (SFAS) No. 106, "Employers Accounting for Postretirement Benefits Other Than Pension," requires enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and accumulated postretirement benefit obligation. The Company provides prescription drug benefits to certain eligible retirees and elected the one-time deferral of accounting for the effects of the Act in the second quarter of 2004.

In May 2004, the FASB issued FSP FAS 106-2 to provide guidance on accounting for the effects of the Act and supersedes FSP FAS 106-1. This FSP is effective for the first interim or annual period beginning after June 15, 2004. In addition, this FSP requires employers to provide certain future disclosures in their financial statements regarding the effect of the Act and the related subsidy on postretirement health obligations and net periodic postretirement benefit cost. The Company's accrued costs and liabilities for these benefits do not reflect any amount associated with the subsidy because the Company has concluded the plan is not likely eligible to receive the subsidy due to a plan amendment made in September 2004.

                                    [PHOTOS]
VECTRA
------
                                                                         HORIZON
                                                                         -------


IMPACT OF INFLATION

Historically, the impact of inflation on the Company's operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its product. In recent months, the costs of a number of raw materials and component parts utilized in manufacturing the Company's motor homes have increased. While the Company has been able to pass on these increases, in the event the Company is unable to continue to do so, these increases or future increases in manufacturing costs could have a material adverse effect on the Company's results of operations.

COMPANY OUTLOOK

Long-term growth demographics are favorable for the Company as its target market of consumers age 50 and older is expected to increase for the next 30 years. In addition to growth in the target market due to the aging of the baby boom generation, a study conducted in 2001 by the University of Michigan for the RV industry shows that the age of people interested in purchasing RVs is also expanding to include younger buyers under 35 years of age as well as older buyers over age 75 who are staying healthy and active much later in life. This study also shows an increased interest in owning RVs by a larger percentage of all U.S. households.

Order backlog for the Company's motor homes was as follows:

                                                      AUGUST 28,           AUGUST 30,           INCREASE             %
UNITS                                                    2004                 2003             (DECREASE)         CHANGE
-----                                              -------------------------------------------------------------------------
Class A motor homes (gas)                                1,187                 1,172                 15               1.3%
Class A motor homes (diesel)                               614                   612                  2               0.3%
Class C motor homes                                        740                   848               (108)            (12.7%)
                                                   -------------------------------------------------------------------------
Total backlog                                            2,541                 2,632                (91)             (3.5%)
                                                   =========================================================================
Total approximate revenue dollars (in thousands)      $220,000              $200,000            $20,000              10.0%
                                                   =========================================================================

The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of August 28, 2004, the Company had an investment portfolio of short-term investments, which are classified as cash and cash equivalents of $75.6 million, of which $68.4 million are fixed income investments that are subject to interest rate risk and a decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity (which approximates 45 days) and, therefore, the Company would not expect to recognize an adverse impact in income or cash flows in such an event.

CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The Company's Chief Executive Officer and its Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls, and procedures as of the end of the period covered by this Annual Report. Based on their evaluation, they concluded that its disclosure controls and procedures were effective in achieving the objectives for which they were designed.

Furthermore, there have been no changes in the Company's internal controls over financial reporting during the fiscal year covered by this Annual Report that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

                          CONSOLIDATED BALANCE SHEETS


(DOLLARS IN THOUSANDS)                             AUGUST 28, 2004         AUGUST 30, 2003
----------------------------------------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                             $ 75,545                 $ 99,381

Receivables, less allowance for doubtful accounts
     ($161 and $134, respectively)                      46,112                   30,885

Inventories                                            130,733                  114,282

Prepaid expenses and other assets                        4,814                    4,816

Deferred income taxes                                   12,865                    7,925
                                                   -------------------------------------------

     Total current assets                              270,069                  257,289
                                                   -------------------------------------------

Property and equipment, at cost

Land                                                     1,000                      999

Buildings                                               57,029                   55,158

Machinery and equipment                                 99,511                   94,208

Transportation equipment                                 9,349                    9,218
                                                   -------------------------------------------

                                                       166,889                  159,583

     Less accumulated depreciation                     102,894                   96,265
                                                   -------------------------------------------

     Total property and equipment, net                  63,995                   63,318
                                                   -------------------------------------------

Investment in life insurance                            22,863                   22,794
                                                   -------------------------------------------

Deferred income taxes                                   25,166                   22,491
                                                   -------------------------------------------

Other assets                                            12,463                   11,570
                                                   -------------------------------------------

Total assets                                          $394,556                 $377,462
                                                   ===========================================

See notes to consolidated financial statements.


(DOLLARS IN THOUSANDS)                             AUGUST 28, 2004         AUGUST 30, 2003
----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities

Accounts payable, trade                               $ 46,659                 $ 52,239

Income taxes payable                                     4,334                    - - -

Accrued expenses

     Accrued compensation                               21,217                   15,749

     Product warranties                                 13,356                    9,755

     Self-insurance                                      6,483                    5,087

     Promotional                                         5,885                    4,599

     Other                                               7,344                    4,969
                                                   -------------------------------------------

         Total current liabilities                     105,278                   92,398
                                                   -------------------------------------------

Postretirement health care and deferred
     compensation benefits                              87,403                   74,438
                                                   -------------------------------------------

Contingent liabilities and commitments

Stockholders' equity
Capital stock common, par value $.50;
     authorized 60,000,000 shares, issued
     51,776,000 shares and
     25,888,000 shares, respectively                    25,888                   12,944

Additional paid-in capital                              14,570                   25,969

Reinvested earnings                                    392,430                  331,039
                                                   -------------------------------------------

                                                       432,888                  369,952

Less treasury stock, at cost                           231,013                  159,326
                                                   -------------------------------------------

Total stockholders' equity                             201,875                  210,626
                                                   -------------------------------------------

Total liabilities and stockholders' equity            $394,556                 $377,462
                                                   ===========================================

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                        YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      AUGUST 28, 2004            AUGUST 30, 2003         AUGUST 31, 2002 (1)
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                              $       1,114,154         $          845,210        $          825,269

Cost of goods sold                                                  951,985                    731,832                   708,865
                                                        ----------------------------------------------------------------------------

Gross profit                                                        162,169                    113,378                   116,404
                                                        ----------------------------------------------------------------------------

Operating expenses
     Selling                                                         20,764                     19,753                    19,606
     General and administrative                                      30,607                     16,331                    18,727
                                                        ----------------------------------------------------------------------------

         Total operating expenses                                    51,371                     36,084                    38,333
                                                        ----------------------------------------------------------------------------

              Operating income                                      110,798                     77,294                    78,071

Financial income                                                      1,436                      1,399                     3,253
                                                        ----------------------------------------------------------------------------

Pre-tax income                                                      112,234                     78,693                    81,324

Provision for taxes                                                  41,593                     29,961                    28,431
                                                        ----------------------------------------------------------------------------

Income from continuing operations                                    70,641                     48,732                    52,893

Income from discontinued operations
     (net of taxes of $619 and $954, respectively)                    - - -                      1,152                     1,778
                                                        ----------------------------------------------------------------------------
Net income                                                $          70,641         $           49,884        $           54,671
                                                        ----------------------------------------------------------------------------

Income per common share (basic)(2)
     From continuing operations                           $            2.06         $             1.32        $             1.33
     From discontinued operations                                     - - -                        .03                       .04
                                                        ----------------------------------------------------------------------------

Income per share (basic)                                  $            2.06         $             1.35        $             1.37
                                                        ----------------------------------------------------------------------------

Income per common share (diluted)
     From continuing operations                           $            2.03         $             1.30        $             1.30
     From discontinued operations                                     - - -                        .03                       .04
                                                        ----------------------------------------------------------------------------

Income per share (diluted)                                $            2.03         $             1.33        $             1.34
                                                        ----------------------------------------------------------------------------

Weighted average shares of
     common stock outstanding(2)
         Basic                                                       34,214                     36,974                    39,898
                                                        ----------------------------------------------------------------------------

         Diluted                                                     34,789                     37,636                    40,768
                                                        ----------------------------------------------------------------------------


See notes to consolidated financial statements.
(1) Year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.
(2) Income per share calculations and weighted average shares outstanding have been restated to record the effect of the 2-for-1 stock split on March 5, 2004.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       YEAR ENDED
(DOLLARS IN THOUSANDS)                                     AUGUST 28, 2004           AUGUST 30, 2003          AUGUST 31, 2002(1)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                           $          70,641         $          49,884         $           54,671
     Income from discontinued operations                              - - -                    (1,152)                    (1,778)
                                                        ----------------------------------------------------------------------------
     Income from continuing operations,
         net of cumulative effect                                    70,641                    48,732                     52,893
Adjustments to reconcile net income to
     net cash provided by operating activities
     Depreciation and amortization                                    9,628                     8,786                      7,879
     Tax benefit of stock options                                     2,573                     1,356                      3,349
     Loss (gain) on disposal of property, leases
         and other assets                                               584                       122                       (202)
     Provision (credit) for doubtful receivables                         73                        54                        (46)
Change in assets and liabilities
     Increase in receivables and other assets                       (16,764)                   (1,825)                    (8,085)
     Increase in inventories                                        (16,451)                     (628)                   (33,839)
     Increase in deferred income taxes                               (7,615)                   (1,071)                    (1,127)
     Increase in accounts payable and
         accrued expenses                                             6,195                     6,407                     10,921
     Increase (decrease) in income taxes payable                      5,759                    (4,035)                    (2,328)
     Increase in postretirement benefits                             12,061                     4,884                      5,278
                                                        ----------------------------------------------------------------------------

     Net cash provided by continuing operations                      66,684                    62,782                     34,693
     Net cash provided by discontinued operations                     - - -                       234                        319
                                                        ----------------------------------------------------------------------------

Net cash provided by operating activities                            66,684                    63,016                     35,012
                                                        ----------------------------------------------------------------------------

Cash flows from investing activities
     Purchases of property and equipment                            (10,588)                  (23,487)                   (10,997)
     Proceeds from sale of property and equipment                       201                       190                        929
     Investments in other assets                                       (579)                   (2,353)                    (3,573)
     Proceeds from life insurance death benefits                         60                       931                      - - -
                                                        ----------------------------------------------------------------------------

     Net cash used in continuing operations                         (10,906)                  (24,719)                   (13,641)
     Net cash provided by discontinued operations                     - - -                    39,288                      4,243
                                                        ----------------------------------------------------------------------------

Net cash (used in) provided by investing activities                 (10,906)                   14,569                     (9,398)
                                                        ----------------------------------------------------------------------------

Cash flows from financing activities
     and capital transactions
     Payments for purchase of common stock                          (77,668)                  (20,221)                   (86,072)
     Payments of cash dividends                                      (6,899)                   (3,701)                    (3,954)
     Proceeds from issuance of common
         and treasury stock                                           4,953                     3,493                      4,357
                                                        ----------------------------------------------------------------------------

Net cash used in financing activities and
     capital transactions                                           (79,614)                  (20,429)                   (85,669)
                                                        ----------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                (23,836)                   57,156                    (60,055)

Cash and cash equivalents at beginning of year                       99,381                    42,225                    102,280
                                                        ----------------------------------------------------------------------------

Cash and cash equivalents at end of year                  $          75,545         $          99,381         $           42,225
                                                        ----------------------------------------------------------------------------

See notes to consolidated financial statements.

(1) Year ended August 31, 2002 contained 53 weeks; all other years contained 52 weeks.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                   ADDITIONAL                                              TOTAL
(AMOUNTS IN THOUSANDS                         COMMON SHARES         PAID-IN    REINVESTED        TREASURY STOCK        STOCKHOLDERS'
EXCEPT PER SHARE DATA)                    NUMBER       AMOUNT       CAPITAL     EARNINGS       NUMBER      AMOUNT         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, August 25, 2001                  25,886       $12,943      $22,261     $234,139        5,123      $61,879        $207,464
   Proceeds from the sale of common
     stock to employees                        2             1           49        - - -        - - -        - - -              50
   Net cost of treasury stock issued
     for stock options exercised           - - -         - - -         (453)       - - -         (280)      (3,650)          3,197
Issuance of stock to officers
     and directors                         - - -         - - -          534        - - -          (45)        (576)          1,110
   Tax benefit due to sale of common
     stock to employees                    - - -         - - -        3,349        - - -        - - -        - - -           3,349
Payments for purchase of
     common stock                          - - -         - - -        - - -        - - -        2,412       86,072         (86,072)
   Cash dividends on common
      stock - $.10 per share(1)            - - -         - - -        - - -       (3,954)       - - -        - - -          (3,954)
   Net income                              - - -         - - -        - - -       54,671        - - -        - - -          54,671
                                        --------------------------------------------------------------------------------------------
Balance, August 31, 2002                  25,888        12,944       25,740      284,856        7,210      143,725         179,815
   Net cost of treasury stock issued
     for stock options exercised           - - -         - - -       (1,396)       - - -         (210)      (4,277)          2,881
   Issuance of stock to officers
     and directors                         - - -         - - -          269        - - -          (17)        (343)            612
   Tax benefit due to sale of
     common stock to employees             - - -         - - -        1,356        - - -        - - -        - - -           1,356
   Payments for purchase of
     common stock                          - - -         - - -        - - -        - - -          676       20,221         (20,221)
   Cash dividends on common stock -
     $.10 per share(1)                     - - -         - - -        - - -       (3,701)       - - -        - - -          (3,701)
   Net income                              - - -         - - -        - - -       49,884        - - -        - - -          49,884
                                        --------------------------------------------------------------------------------------------
Balance, August 30, 2003                  25,888        12,944       25,969      331,039        7,659      159,326         210,626
   Net cost of treasury stock issued
     for stock options exercised           - - -         - - -       (1,074)       - - -         (520)      (5,939)          4,865
   Issuance of stock to directors          - - -         - - -           46        - - -           (4)         (42)             88
   Tax benefit due to sale of
     common stock to employees             - - -         - - -        2,573        - - -        - - -        - - -           2,573
   Payments for purchase of
     common stock                          - - -         - - -        - - -        - - -        3,401       77,668         (77,668)
   Cash dividends paid and
     accrued on common stock -
     $.27 per share(1)                     - - -         - - -        - - -       (9,250)       - - -        - - -          (9,250)
   Stock split -
     2-for-1 - March 5, 2004              25,888        12,944      (12,944)       - - -        7,659        - - -           - - -
     Net income                            - - -         - - -        - - -       70,641        - - -        - - -          70,641
                                        --------------------------------------------------------------------------------------------
Balance, August 28, 2004                  51,776       $25,888      $14,570     $392,430       18,195     $231,013        $201,875
                                        ============================================================================================

(1)  Adjusted for 2-for-1 stock split on March 5, 2004.
See notes to consolidated financial statements.

                                    [PHOTO]
                                                                          RIALTA
                                                                          ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND
SIGNIFICANT ACCOUNTING POLICIES

Winnebago Industries, Inc. (the Company) is the leading U.S. manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. The recreation vehicle market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are its brand name recognition, the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competition's units of comparable size and quality.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

CASH AND CASH EQUIVALENTS. The Company has a cash management program which provides for the investment of excess cash balances in short-term fixed type investments. These consist of money market securities, tax-exempt money market preferreds, variable rate auction preferred stock and debt instruments with a maturity of less than 365 days. The Company holds its fixed income investments on average less than 90 days.

FISCAL PERIOD. The Company follows a 52/53-week fiscal year period. The financial statements for fiscal 2002 are based on a 53-week period; the others are on a 52-week basis.

REVENUE RECOGNITION. Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer; written or verbal approval for payment has been received from the dealer's floorplan financing institution; and the product is delivered to the dealer who placed the order. Sales are generally made to dealers who finance their purchases under floorplan financing arrangements with banks or finance companies.

Revenues for the Company's original equipment manufacturing (OEM) components and recreation vehicle related parts are recorded as the products are shipped from the Company's location. The title of ownership transfers on these products as they leave the Company's location due to the freight terms of F.O.B. - Forest City, Iowa.

Certain payments to customers for cooperative advertising and certain sales incentive offers are shown as a reduction in net revenues, in accordance with Emerging Issues Task Force (EITF) No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. Cooperative advertising expense and sales incentives were previously reported as selling expense prior to fiscal 2002.

SHIPPING REVENUES AND EXPENSES. Shipping revenues for products shipped are included within sales, while shipping expenses are included within cost of goods sold, in accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs.

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

         ASSET CLASS                               ASSET LIFE
-----------------------------------------------------------------
Buildings                                            10-30 yrs.
Machinery and equipment                               3-10 yrs.
Transportation equipment                               3-6 yrs.

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

RESEARCH AND DEVELOPMENT. Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During fiscal 2004, 2003 and 2002, the Company spent approximately $3,655,000, $3,464,000 and $3,190,000, respectively, on research and development activities.

STOCK SPLIT. On January 14, 2004, the Board of Directors approved a 2-for-1 stock split of the Company's common stock effective on March 5, 2004 to shareholders of record on February 20, 2004. The stock split was effected in the form of a 100 percent stock dividend. Income per share calculations and weighted average shares outstanding for all the years presented have been restated to record the effect of the stock split.

INCOME PER COMMON SHARE. Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options (see Note 12 to the Company's 2004 Consolidated Financial Statements.)

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

RECLASSIFICATIONS. Certain prior year information has been reclassified to conform to the current year presentation. This reclassification had no effect on net income or stockholders' equity as previously reported.

NEW ACCOUNTING PRONOUNCEMENTS. See page 20 of the Company's 2004 Consolidated Financial Statements.


ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation in fiscal 1997. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's 2004, 2003 and 2002 income and income per share would have been changed to the pro forma amounts indicated as follows:


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(ADJUSTMENTS HAVE BEEN RECORDED TO REFLECT THE
2-FOR-1 STOCK SPLIT ON MARCH 5, 2004)                       2004              2003              2002
----------------------------------------------------------------------------------------------------------
Net income
     As reported                                       $    70,641      $    49,884       $    54,671
     Pro forma                                              67,409           47,850            52,881
Income per share (basic)
     As reported                                       $      2.06      $      1.35       $      1.37
     Pro forma                                                1.97             1.29              1.33
Income per share (diluted)
     As reported                                       $      2.03      $      1.33       $      1.34
     Pro forma                                                1.94             1.27              1.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                     2004                  2003               2002
--------------------------------------------------------------------------------------------------------------------
Dividend yield                                                          .72%                .78%                .87%
Risk-free interest rate                                                2.81%               2.99%               3.22%
Expected life                                                       4 years             4 years             5 years
Expected volatility                                           48.19 - 48.54%              49.25%              55.82%
Estimated fair value of options granted per share                    $10.04               $7.12               $5.04

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

                                                                                                          YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                  ---------------------------------------------
(ADJUSTMENTS HAVE BEEN RECORDED TO REFLECT THE 2-FOR-1                                      AUGUST 30,             AUGUST 31,
STOCK SPLIT ON MARCH 5, 2004)                                                                  2003                   2002
------------------------------------------------------------------------------------------------------------------------------------
Winnebago Acceptance Corporation

Net revenues                                                                              $        1,940           $      3,134
                                                                                       ---------------------------------------------
Income before income taxes                                                                         1,771                  2,732
                                                                                       ---------------------------------------------
Net income                                                                                         1,152                  1,778
                                                                                       =============================================
Income per share - basic                                                                  $          .03           $        .04
                                                                                       =============================================
Income per share - diluted                                                                $          .03           $        .04
                                                                                       =============================================
Weighted average common shares outstanding
Basic                                                                                             36,974                 39,898
                                                                                       =============================================
Diluted                                                                                           37,636                 40,768
                                                                                       =============================================

NOTE 3: INVENTORIES

Inventories consist of the following:

                                           AUGUST 28,         AUGUST 30,
(DOLLARS IN THOUSANDS)                        2004               2003
---------------------------------------------------------------------------
Finished goods                          $     58,913         $    36,140
Work-in-process                               47,337              47,098
Raw materials                                 51,675              56,382
                                       ------------------------------------
                                             157,925             139,620
LIFO reserve                                 (27,192)            (25,338)
                                       ------------------------------------
                                        $    130,733         $   114,282
                                       ------------------------------------

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

NOTE 4: WARRANTY

Winnebago provides its Winnebago and Itasca motor home customers a comprehensive 12-month/15,000-mile warranty, and a 3-year/36,000-mile warranty on sidewalls, floors, and slideout room assemblies. Rialta motor home customers are provided a 2-year/24,000-mile warranty. The Company records a liability based on its estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Changes in the Company's product warranty liability during fiscal years ended August 28, 2004 and August 30, 2003 are as follows:

                                           AUGUST 28,         AUGUST 30,
(DOLLARS IN THOUSANDS)                        2004               2003
---------------------------------------------------------------------------
Balance at beginning of year             $      9,755       $      8,151
Provision                                      16,200             13,085
Claims paid                                   (12,599)           (11,481)
                                       ------------------------------------
Balance at end of year                   $     13,356       $      9,755
                                       ====================================

In addition to the costs associated with the contractual warranty coverage provided on our motor homes, we also incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Additional service actions include costs related to product recalls and other service actions outside the contractual warranty coverage. The Company estimates the cost of these service actions using past claim rate experiences and the estimated cost of the repairs. Estimated costs will be accrued at the time the service action is implemented and included in cost of sales in the Company's consolidated statements of income and as other accrued expenses in the Company's consolidated balance sheet.

NOTE 5: EMPLOYEE RETIREMENT PLANS

The Company has a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plan in cash for fiscal 2004, 2003 and 2002 were $3,189,000, $2,809,000 and $2,668,000, respectively.

The Company also has a nonqualified deferred compensation program which permitted key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals since January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $7,669,000, $1,629,000 and $1,642,000 in fiscal 2004,
2003 and 2002, respectively. (See Note 6 to the Company's 2004 Consolidated Financial Statements regarding the Sanft deferred compensation settlement.) Total deferred compensation liabilities were $25,702,000 and $19,540,000 at August 28, 2004 and August 30, 2003, respectively. To assist in funding the deferred compensation liability, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies (net of borrowings of $17,866,000 and $16,498,000 at August 28, 2004 and August 30, 2003, respectively) are presented as assets of the Company in the accompanying consolidated balance sheets.

In addition, the Company has a non-qualified share option program which permits participants in the Executive Share Option Plan (the "Plan") to choose to exchange a portion of their salary or other eligible compensation for options on selected mutual funds. Total Plan assets are presented as other assets and total Plan liabilities as postretirement health care and deferred compensation benefits of the Company in the accompanying consolidated balance sheets. Such assets on August 28, 2004 and August 30, 2003 were $11,116,000 and $9,700,000, respectively, and the liabilities were $8,333,000 and $7,050,000, respectively.

The Company provides certain health care and other benefits for retired employees, hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and then current age. The Company's postretirement health care plan currently is not funded. The Company uses a September 1 measurement date for this plan. The status of the plan is as follows:

                                                  AUG. 28,        AUG. 30,
(DOLLARS IN THOUSANDS)                              2004           2003
----------------------------------------------------------------------------
Change in benefit obligation
Accumulated benefit
   obligation, beginning of year                  $58,560         $44,968
Actuarial loss                                      6,899           9,294
Interest cost                                       3,787           3,017
Service cost                                        2,536           1,973
Net benefits paid                                    (874)           (692)
Plan amendment                                    (40,414)          - - -
                                               -----------------------------
Benefit obligation, end of year                   $30,494         $58,560
                                               -----------------------------
Funded status
Accumulated benefit
   obligation in excess of
   plan assets                                    $30,494         $58,560
Unrecognized cost
   Net actuarial loss                             (24,517)        (18,423)
   Prior service cost                              47,391           7,711
                                               -----------------------------
Accrued benefit cost                             $ 53,368      $   47,848
                                               -----------------------------

Effective September 2004, the Company amended its postretirement health care benefit by establishing a maximum employer contribution amount which resulted in a $40,414,000 reduction of the accumulated postretirement benefit obligation. This amendment will significantly reduce the net postretirement health care expense in subsequent fiscal years.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.0 percent at August 28, 2004 and 6.5 percent at August 30, 2003. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 28, 2004 was 9.2 percent, decreasing each successive year until it reaches 4.9 percent in 2013 after which it remains constant.

Net postretirement benefit expense for the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002 consisted of the following components:

(DOLLARS IN                        AUG. 28,       AUG. 30,         AUG. 31,
THOUSANDS)                           2004           2003             2002
-------------------------------------------------------------------------------
Components of net
   periodic benefit cost
   Interest cost                  $   3,787       $   3,017        $   2,836
   Service cost                       2,536           1,973            2,079
   Net amortization
     and deferral                        71            (399)            (193)
                                 ----------------------------------------------
Net periodic
   benefit cost                   $   6,394       $   4,591        $   4,722
                                 ----------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                 ONE              ONE
                                             PERCENTAGE       PERCENTAGE
                                                POINT            POINT
(DOLLARS IN THOUSANDS)                        INCREASE         DECREASE
-------------------------------------------------------------------------------
Effect on total of service
   and interest cost
   components                               $   1,668         $  (1,262)
Effect on postretirement
   benefit obligation                       $     256         $    (312)

Expected future benefit payments for postretirement health care are as follows:

(DOLLARS IN THOUSANDS)
                 YEAR ENDED                              AMOUNT
--------------------------------------------------------------------------------
                     2005                               $   698
                     2006                                   835
                     2007                                   965
                     2008                                 1,098
                     2009                                 1,235
                  2010 - 2014                             8,911

The expected benefits have been estimated based on the same assumptions used to measure the Company's benefit obligation as of August 28, 2004 and include benefits attached to estimated future employee's services.

Summary of postretirement health care and deferred compensation benefits at fiscal year-end are as follows:

                                              AUGUST 28,        AUGUST 30,
(DOLLARS IN THOUSANDS)                           2004             2003
----------------------------------------------------------------------------
Accrued benefit cost                        $     53,368    $      47,848
Deferred compensation
   liability                                      25,702           19,540
Executive share option
   plan liability                                  8,333            7,050
                                          ----------------------------------
Total postretirement health
   care and deferred
   compensation benefits                    $     87,403    $      74,438
                                          ==================================

NOTE 6: CONTINGENT LIABILITIES AND COMMITMENTS
REPURCHASE COMMITMENTS.

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with lending institutions which have provided wholesale floor plan financing to dealers. Most dealers' motor homes are financed on a "floor plan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the merchandise purchased. These repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company's liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations expire upon the earlier to occur of (i) the dealer's sale of the financed unit or (ii) one year from the date of the original invoice. The Company's contingent obligations under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The Company's contingent liability on these repurchase agreements was approximately $355,396,000 and $245,701,000 at August 28, 2004 and August 30, 2003, respectively. The Company's losses under repurchase agreements were approximately $0, $129,000 and $81,000 during fiscal 2004, 2003 and 2002, respectively.

Included in these contingent liabilities are certain dealer receivables subject to full recourse to the Company with Bank of America Specialty Group and Conseco Financing Servicing Group. Contingent liabilities under these recourse agreements were $0 and $898,000 at August 28, 2004 and August 30, 2003, respectively. The Company did not incur any losses under these recourse agreements during fiscal 2004, 2003, and 2002.

The Company also entered into a repurchase agreement on February 1, 2002 with a banking institution which calls for a liability reduction of 2 percent of the original invoice every month for 24 months, at which time the repurchase obligation terminates. The Company's contingent liability under this agreement was approximately $1,772,000 and $2,366,000 at August 28, 2004 and August 30, 2003, respectively. The Company did not incur any losses under this repurchase agreement during fiscal 2004, 2003, and 2002.

The Company records an estimated expense and loss reserve in each accounting period based upon its extensive history and experience of its repurchase agreements with the lenders of the Company's dealers. As of August 28, 2004, historical data shows that approximately 1.0 percent of the outstanding repurchase liability is potentially repurchased and the estimated loss reserve of approximately 8.0 percent of such repurchase is established on loss history of the repurchased products. Upon resale of the repurchased units, the Company does not record the transaction as revenue. The difference between the repurchase price and the net proceeds received from reselling the units is charged against the Company's reserve for losses on repurchases. See above for amounts of losses experienced.

GUARANTEES

During the second quarter of fiscal 2002, the Company entered into a five-year services agreement (the "Agreement") with an unaffiliated third-party paint supplier (the "Supplier") and the Forest City Economic Development, Inc., an Iowa nonprofit corporation (the "FCED"), requiring the Supplier to provide RV paint services to the Company. Three of Winnebago's officers have board seats on the 20-member FCED board. The FCED constructed and debt financed a paint facility on its land adjoining the Company's Forest City manufacturing plant for the

Supplier and the Supplier leases the land and facility from the FCED under a lease that expires in August 2012. In the event of termination of the Agreement by any of the parties involved before September 1, 2007, the rights and obligations of the Supplier under the lease would be transferred to the Company. As of August 28, 2004, the Supplier is current with its lease payment obligations to the FCED with approximately $3,713,000 remaining to be paid through August 2012. Also, under the terms of the Agreement in the event of a default by the Supplier, the Company would be obligated to purchase from the Supplier approximately $750,000 of equipment installed in the paint facility at net book value and is obligated to assume payment obligations for approximately $45,000 in capital equipment leases.

Also in the second quarter of fiscal 2002, the Company guaranteed $700,000 of the FCED's $2,200,000 bank debt for the construction of the paint facility leased by the Supplier. The Company also pledged a $500,000 certificate of deposit to the bank to collateralize a portion of its $700,000 guarantee.

During the first quarter of fiscal 2004, the debt obligations for the FCED's paint facility were renegotiated from $2,200,000 to $2,925,000 and as part of this transaction, the Company executed a new guaranty whereby the amount of the guarantee was reduced from $700,000 to $500,000 with the Company continuing to agree to pledge a $500,000 certificate of deposit to the bank. The term of the guarantee coincides with the payment of the first $500,000 of lease obligations of the Supplier scheduled to be paid by February 2006. As a result of the new guarantee, the Company recorded a $500,000 liability in the first quarter of fiscal 2004 which will be amortized as the FCED makes its monthly debt payments funded by monthly lease payments from the Supplier. The balance of the guarantee as of August 28, 2004 was approximately $380,000.

During the second quarter of fiscal 2004, the Company entered into a five-year limited guarantee agreement ("Guarantee Agreement") with a leasing corporation ("Landlord") and previously discussed paint Supplier. The Landlord financed debt for the construction of a paint facility on land adjoining the Company's Charles City manufacturing plant for the Supplier. The Landlord and the Supplier have signed a ten-year lease agreement which commenced on August 1, 2004. The Guarantee Agreement states that the Company will guarantee the first 60 monthly lease payments (totaling approximately $1,559,000). In the event of rental default before August 2009 and the Supplier's failure to correct the default, the Landlord shall give the Company (Guarantor) written notice of its intent to terminate said lease. At the time of this notification, the Company will have various options that it must exercise in a timely manner. As of August 28, 2004, the Supplier is current with its lease payment obligations to the Landlord. As of August 28, 2004, approximately $315,000 has been recorded by the Company as the estimated fair value for the guarantee.

SELF-INSURANCE.
The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past five fiscal years was at $2,500,000 per occurrence and $6,000,000 in aggregate per policy year. In the event that the annual aggregate of the self-insured retention is exhausted by payment of claims and defense expenses, a deductible of $250,000, excluding defense expenses, is applicable to each and every claim covered under this policy. Included in self-insurance on the Company's consolidated balance sheet along with product liability is workman's compensation reserves which carries a stop-loss of $750,000 and employee medical claim reserves which includes medical claims incurred but not reported.

LITIGATION.
The Company has settled all claims raised in a lawsuit titled Sanft, et al vs. Winnebago Industries, Inc., et al involving 21 participants in the Winnebago Industries, Inc. Deferred Compensation Plan and the Winnebago Industries, Inc. Deferred Incentive Formula Bonus Plan (the "Plans"). The Plaintiffs were seeking to negate certain amendments made to the Plans in 1994 which reduced the benefits which some participants would receive under the Plans. The settlement will result in a partial reinstatement of the alleged lost benefits and had a present value cost to the Company of approximately $5,300,000. Additionally, the Company has voluntarily decided to provide the same benefits to an additional 22 non-plaintiff participants in the Plans and this resulted in an additional present value cost to the Company of approximately $2,040,000. The total pre-tax charge, which was recorded in the third quarter of fiscal 2004, was $7,340,000, which on an after tax basis equated to approximately $4,590,000, or approximately 13 cents per diluted share. The Company paid out approximately $1,767,000 during the fourth fiscal quarter with the balance of the settlement to be paid out in monthly increments over an indeterminable period.

Reference is also made to Item 3 (Legal Proceedings) in the Company's Annual Report on Form 10-K for the year ended August 30, 2003 for a description of certain litigation entitled Jody Bartleson, et al vs. Winnebago Industries, Inc., et al which is incorporated herein by reference. It was therein noted that Magistrate Judge Paul A. Zoss had entered an Order Approving an Amendment to the Complaint whereby Plaintiffs' counsel sought to add a claim under the Iowa Wage Payment Collection Act. Chief Judge Mark W. Bennett subsequently reversed Judge Zoss' ruling with the net result being that this lawsuit has remained an "opt in" class action with the 21 participants. The Company believes that it has meritorious defenses to the Plaintiffs' substantive claims. As of August 28, 2004 the Company had accrued estimated legal fees for the defense of this case. However, no other amounts have been accrued for the case because it is not possible at this time to properly assess the risk of an adverse verdict or the magnitude of possible exposure.

The Company is also involved in various other legal proceedings which are ordinary routine litigation incident to its business, some of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, management is of the opinion that while the final resolution of any such litigation may have an impact on the Company's consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on the Company's financial position, results of operations or liquidity.

LEASE COMMITMENTS.
The Company leases certain facilities and equipment under operating leases. Lease expense was $609,000 for 2004, $556,000 for 2003 and $820,000 for 2002.
Minimum future lease commitments under noncancelable lease agreements in excess of one year as of August 28, 2004 are as follows (in thousands):

                   2005          $      441
                   2006                 408
                   2007                 267
                   2008                  66
                   2009                  20
                   Thereafter            22
                                 ----------
                   Total         $    1,224
                                 ----------

NOTE 7: INCOME TAXES

The components of the provision for income taxes are as follows:

                                                            YEAR ENDED
(DOLLARS IN THOUSANDS)              AUG. 28, 2004         AUG. 30, 2003         AUG. 31, 2002
------------------------------------------------------------------------------------------------
Current
   Federal                           $    46,688            $   29,516             $  28,712
   State                                   2,521                 1,515                   846
                                    ------------------------------------------------------------
                                          49,209                31,031                29,558
Deferred                                  (7,616)               (1,070)               (1,127)
                                    ------------------------------------------------------------
Total provision                      $    41,593            $   29,961             $  28,431
                                    ------------------------------------------------------------

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

                                                                                        YEAR ENDED
                                                           AUGUST 28, 2004            AUGUST 30, 2003           AUGUST 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
U.S. federal statutory rate                                     35.0%                      35.0%                     35.0%
State taxes, net of federal benefit                              1.8                        1.4                       0.7
Non-deductible losses                                            1.1                        2.6                      - - -
Other                                                           (0.1)                       0.1                      (0.1)
Foreign sales corporation/extraterritorial income               (0.2)                      (0.2)                     (0.1)
Increase in cash surrender value                                (0.5)                      (0.4)                     (0.5)
Death benefits                                                  - - -                      (0.4)                     - - -
                                                          -------------------------------------------------------------------------
Total                                                           37.1%                      38.1%                     35.0%
                                                          -------------------------------------------------------------------------

Significant items comprising the Company's net deferred tax assets are as follows:

                                                                         AUGUST 28, 2004                        AUGUST 30, 2003
(DOLLARS IN THOUSANDS)                                     ASSETS          LIABILITIES         TOTAL                  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Current
   Warranty reserves                                   $      4,675       $     - - -       $     4,675            $     3,379
   Carry forward tax credits                                  2,289             - - -             2,289                  - - -
   Self-insurance reserve                                     2,269             - - -             2,269                  1,314
   Miscellaneous reserves                                     2,175              (419)            1,756                  1,584
   Accrued vacation                                           1,876             - - -             1,876                  1,648
                                                     ------------------------------------------------------------------------------
   Subtotal                                                  13,284              (419)           12,865                  7,925
                                                     ------------------------------------------------------------------------------
Noncurrent
   Postretirement health care benefits                       18,670             - - -            18,670                 16,671
   Deferred compensation                                     13,657             - - -            13,657                 11,417
   Property and equipment                                     - - -            (7,161)           (7,161)                (5,597)
                                                     ------------------------------------------------------------------------------
   Subtotal                                                  32,327            (7,161)           25,166                 22,491
                                                     ------------------------------------------------------------------------------
Total                                                  $     45,611       $    (7,580)      $    38,031            $    30,416
                                                     ------------------------------------------------------------------------------

NOTE 8: FINANCIAL INCOME AND EXPENSE

The following is a reconciliation of financial income (expense):

                                                                                            YEAR ENDED
(DOLLARS IN THOUSANDS)                                          AUGUST 28, 2004           AUGUST 30, 2003          AUGUST 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Interest income from investments and receivables                $         945               $       966              $       711
Dividend income                                                           579                       502                    2,726
(Loss) gains on foreign currency transactions                              (8)                      (69)                      62
Interest expense                                                          (80)                    - - -                     (246)
                                                              ----------------------------------------------------------------------
Total financial income                                          $       1,436               $     1,399              $     3,253
                                                              ----------------------------------------------------------------------


NOTE 9: STOCK BASED COMPENSATION PLANS

The Company's 1992 stock option plan for outside directors provided that each director who was not a current or former full-time employee of the Company received an option to purchase 10,000 shares of the Company's common stock at prices equal to 100 percent of the fair market value, determined by the mean of the high and low prices on the date of grant. The Board of Directors terminated this plan on December 17, 1997 as to future grants. There were options for 10,000 shares outstanding at August 28, 2004. Future grants of options to outside directors are made under the Company's 2004 Incentive Compensation Plan described below.

The Winnebago Industries, Inc. 2004 Incentive Compensation Plan (the "Plan") authorizes the Human Resources Committee of the Board of Directors of the Company to grant stock options, stock appreciation rights, stock awards, cash awards and performance awards to employees. The Plan also allows the Company to provide equity compensation to non-employee members of its Board of Directors. The Plan was approved by the Company's shareholders on January 13, 2004. No more than 4,000,000 shares of common stock may be issued under the Plan, and no more than 2,000,000 (adjusted for the 2-for-1 stock split on March 5, 2004) of those shares may be used for awards other than stock options or stock appreciation rights. Shares subject to awards that are forfeited, terminated, expire unexercised, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise lapse again become available for awards. The grant price of an option under the Plan may not be less than the fair market value of the common stock subject to such option. The term of any options granted under the Plan may not exceed 10 years from the date of the grant.

The Plan replaced the 1997 Stock Option Plan. No new grants may be made from the 1997 Stock Option Plan on or after January 1, 2004. Any stock options previously granted under the 1997 Stock Option Plan shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

A summary of stock option activity for fiscal 2004, 2003 and 2002 is as follows:

                                         2004                                2003                               2002
----------------------------------------------------------------------------------------------------------------------------------
                                                     WTD.                                WTD.                               WTD.
(ADJUSTED FOR                            PRICE       AVG.                    PRICE       AVG.                   PRICE       AVG.
2-FOR-1 STOCK SPLIT ON                    PER      EXERCISE                   PER      EXERCISE                  PER     EXERCISE
MARCH 5, 2004)              SHARES       SHARE     PRICE/SH      SHARES      SHARE     PRICE/SH     SHARES      SHARE    PRICE/SH
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of year       1,296,738   $ 3 - $20  $  11.19     1,349,008   $ 3 - $20   $  7.79    1,576,336  $  3 - $10  $  6.26
Options granted              458,000    26 -  35     27.30       397,600    18 -  19     18.29      331,900    11 -  20    11.57
Options exercised          (519,698)     3 -  27      9.36     (420,802)     4 -  11      6.85    (559,228)     4 -  10     5.72
Options canceled               - - -     - - -       - - -      (29,068)     6 -  19     13.45        - - -     - - -      - - -
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year 1,235,040   $ 3 - $35    $17.93     1,296,738   $ 3 - $20    $11.19    1,349,008    $3 - $20    $7.79
----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year   521,400   $ 3 - $35    $12.53       586,604   $ 3 - $20     $8.41      604,542    $3 - $20    $6.95
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at August 28, 2004:

          RANGE OF             NUMBER               WEIGHTED           WEIGHTED               NUMBER               WEIGHTED
          EXERCISE         OUTSTANDING AT        REMAINING YEARS        AVERAGE           EXERCISABLE AT            AVERAGE
           PRICES          AUGUST 28, 2004     OF CONTRACTUAL LIFE  EXERCISE PRICE        AUGUST 28, 2004       EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------------
     $  3.59 - $ 7.69          192,562                  5         $         5.75          192,562              $        5.75
        9.00 -  10.81          267,198                  6                  10.17          175,798                       9.83
       18.25 -  19.74          320,280                  8                  18.41           94,040                      18.78
       26.50 -  34.86          455,000                  9                  27.30           59,000                      32.73
                          -------------------------------------------------------------------------------------------------------
                             1,235,040                  8          $       17.93          521,400               $      12.53

NOTE 10: SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

                                                                                   YEAR ENDED
(DOLLARS IN THOUSANDS)                                 AUGUST 28, 2004           AUGUST 30, 2003            AUGUST 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                $ 40,575                  $ 34,109                  $ 29,306
Interest                                                          80                     - - -                       246

NOTE 11: NET REVENUES BY MAJOR PRODUCT CLASS

                                                                         FISCAL YEAR ENDED (1) (2)
(DOLLARS IN THOUSANDS)                    AUGUST 28, 2004  AUGUST 30, 2003   AUGUST 31, 2002   AUGUST 25, 2001    AUGUST 26, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Class A & C motor homes                    $1,070,264          $801,027         $773,125          $624,110            $690,022
                                                 96.1%             94.8%            93.7%             92.9%               92.8%
Other recreation vehicle revenues (3)          15,199            17,285           20,486            17,808              18,813
                                                  1.3%              2.0%             2.5%              2.7%                2.5%
Other manufactured products revenues (4)       28,691            26,898           31,658            29,768              34,894
                                                  2.6%              3.2%             3.8%              4.4%                4.7%
                                          -----------------------------------------------------------------------------------------
Total net revenues                         $1,114,154          $845,210         $825,269          $671,686            $743,729
                                                100.0%            100.0%           100.0%            100.0%              100.0%

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation.

(2) The fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.
(3) Primarily recreation vehicle related parts and recreation vehicle service revenue.
(4) Primarily sales of extruded aluminum, commercial vehicles, and component products for other manufacturers.

NOTE 12: INCOME PER SHARE

The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

(IN THOUSANDS, EXCEPT PER SHARE DATA)
(ADJUSTED FOR THE 2-FOR-1
STOCK SPLIT ON MARCH 5, 2004)                          AUGUST 28, 2004           AUGUST 30, 2003          AUGUST 31, 2002(1)
--------------------------------------------------------------------------------------------------------------------------------
Income per share - basic
  Income from continuing operations                    $       70,641             $      48,732             $      52,893
  Income from discontinued operations
     (net of taxes)                                             - - -                     1,152                     1,778
                                                      --------------------------------------------------------------------------
  Net income                                           $       70,641             $      49,884             $      54,671
                                                      --------------------------------------------------------------------------
  Weighted average shares outstanding                          34,214                    36,974                    39,898
                                                      --------------------------------------------------------------------------
  Net income per share - basic                         $         2.06             $        1.35             $        1.37
                                                      --------------------------------------------------------------------------
Income per share - assuming dilution

  Income from continuing operations                    $       70,641             $      48,732             $      52,893
  Income from discontinued operations
     (net of taxes)                                             - - -                     1,152                     1,778
                                                      --------------------------------------------------------------------------
  Net income                                           $       70,641             $      49,884             $      54,671
                                                      --------------------------------------------------------------------------
  Weighted average shares outstanding                          34,214                    36,974                    39,898
  Dilutive impact of options outstanding                          575                       662                       870
                                                      --------------------------------------------------------------------------
  Weighted average shares and potential
     dilutive shares outstanding                               34,789                    37,636                    40,768
                                                      --------------------------------------------------------------------------
Net income per share - assuming dilution               $         2.03             $        1.33             $        1.34
                                                      --------------------------------------------------------------------------

(1) Fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

NOTE 13: PREFERRED STOCK AND SHAREHOLDERS RIGHTS PLAN

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

In May 2000, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of the Company's common stock, except as described below. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of the Company's outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder, (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of the Company's common stock) except as described below, to buy 1/200 of a share of a new series of preferred stock at an exercise price of $33.625. The preferred shares will be entitled to 100 times the per share dividend payable on the Company's common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent, except as described below, of the Company's common stock and before they acquire 50 percent, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of the Company's common stock, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by the Company. An Amendment, dated January 13, 2003, was made to the shareholders rights plan to permit FMR Corp., its affiliates and associates (collectively, "FMR"), to be the beneficial owner of up to 20% of the Company's outstanding stock provided that FMR, in its filings under the Securities Exchange Act of 1934, as amended, does not state any present intention to hold shares of the Company's common stock with the purpose or effect of changing or influencing control of the Company. An individual or group that becomes the beneficial owner of 15 or 20 percent (in the case of FMR) of the Company's common stock as a result of an acquisition of the common stock by the Company or the acquisition by such individual or group of new-issued shares directly from the Company, such individual's or group's ownership shall not trigger the issuance of rights under the plan unless such individual or group after such share repurchase or direct issuance by the Company, becomes the beneficial owner of any additional shares of the Company's common stock.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the Company) as of August 28, 2004 and August 30, 2003, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended August 28, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 28, 2004 and August 30, 2003; and the results of its operations and its cash flows for each of the three years in the period ended August 28, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota

November 10, 2004

                    INTERIM FINANCIAL INFORMATION (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                     QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------
FISCAL 2004                                    NOVEMBER 29, 2003      FEBRUARY 28, 2004        MAY 28, 2004        AUGUST 28, 2004
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                     $     254,933         $     266,033           $     310,186        $     283,002
Gross profit                                            39,465                35,029                  46,019               41,656
Operating income                                        29,166                24,529                  28,076               29,027
                                               -------------------------------------------------------------------------------------
Net income                                       $      18,067         $      15,880           $      17,704        $      18,990
Net income per share (basic)                     $         .51         $         .47           $         .52        $         .56
Net income per share (diluted)                   $         .50         $         .46           $         .51        $         .55


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                     QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------
                                                AS                           AS
                                             RESTATED                     RESTATED                MAY 31,              AUGUST 30,
FISCAL 2003                            NOVEMBER 30, 2002 (1)          MARCH 1, 2003 (1)           2003(2)                2003(2)
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                             $   233,347                   $    185,958            $    200,211           $   225,694
Gross profit                                  35,072                         26,368                  23,146                28,792
Operating income                              25,281                         19,368                  14,243                18,402
Income from continuing
   operations                                 15,878                         11,891                   8,995                11,968
Income from discontinued
   operations                                    400                            418                     334                 - - -
------------------------------------------------------------------------------------------------------------------------------------
Net income                               $    16,278                   $     12,309            $      9,329           $    11,968
====================================================================================================================================
Income per common
   share (basic)
     Continuing operations               $       .43                   $        .32            $        .25           $       .33
     Discontinued operations                     .01                            .01                     .01                 - - -
------------------------------------------------------------------------------------------------------------------------------------
     Net income per share
       (basic)                           $       .44                   $        .33            $        .26           $       .33
====================================================================================================================================
Income per common share
   (diluted)
     Continuing operations               $       .42                   $        .31            $        .24           $       .32
     Discontinued operations                     .01                            .01                     .01                 - - -
------------------------------------------------------------------------------------------------------------------------------------
     Net income per share
       (diluted)                         $       .43                   $        .32            $        .25           $       .32
====================================================================================================================================

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation. This reclassification has no impact on net income as previously reported.
(2) During the third quarter of fiscal 2003, the Company discontinued dealer financing operations of WAC. WAC's operations are accounted for as discontinued operations in the consolidated financial statements.

                      11-YEAR SELECTED FINANCIAL DATA (1)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(ADJUSTED FOR THE 2-FOR-1 STOCK SPLIT ON MARCH 5, 2004)   AUG. 28,             AUG. 30,            AUG. 31,           AUG. 25,
FOR THE YEAR                                                2004                 2003               2002(2)            2001(3)
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                            $ 1,114,154         $   845,210        $    825,269         $     671,686
Income before taxes                                         112,234              78,693              81,324                55,754
Pretax profit % of revenue                                     10.1%                9.3%                9.9%                  8.3%
Provision for income taxes (credits)                         41,593              29,961              28,431                14,258
Income tax rate                                                37.1%               38.1%               35.0%                 25.6%
Income from continuing operations                            70,641              48,732              52,893                41,496
Gain on sale of Cycle-Sat subsidiary                          - - -               - - -                 ---                   ---
Income (loss) from discontinued operations (4)                - - -               1,152               1,778                 2,258
Cum. effect of change in accounting principle                 - - -               - - -                 ---                (1,050)
                                                      ------------------------------------------------------------------------------
Net income (loss)                                       $    70,641         $    49,884        $     54,671         $      42,704
Income per share
   Continuing operations
     Basic                                              $      2.06         $      1.32        $       1.33         $        1.00
     Diluted                                                   2.03                1.30                1.30                   .99
   Discontinued operations
     Basic                                                    - - -                 .03                 .04                   .05
     Diluted                                                  - - -                 .03                 .04                   .05
   Cum. effect of change in accounting principle
     Basic                                                    - - -               - - -                 ---                  (.02)
     Diluted                                                  - - -               - - -                 ---                  (.02)
                                                      ------------------------------------------------------------------------------
   Net income per share
     Basic                                              $      2.06         $      1.35        $       1.37         $        1.03
     Diluted                                                   2.03                1.33                1.34                  1.02
                                                      ------------------------------------------------------------------------------
Weighted average common shares
   outstanding (in thousands)
     Basic                                                   34,214              36,974              39,898                41,470
     Diluted                                                 34,789              37,636              40,768                42,080
                                                      ------------------------------------------------------------------------------

Cash dividends paid per share                           $       .20         $       .10        $        .10         $         .10
Book value                                                     6.01                5.78                4.81                  5.00
Return on average assets (ROA) (6)                             18.3%               14.0%               15.9%                 12.9%
Return on average equity (ROE) (7)                             34.3%               25.6%               28.2%                 22.3%
Return on average invested capital (ROIC) (8)                  35.4%               25.5%               29.1%                 24.1%

Unit Sales
   Class A                                                    8,108               6,705               6,725                 5,666
   Class C                                                    4,408               4,021               4,329                 3,410
                                                      ------------------------------------------------------------------------------
     Total Class A & C Motor Homes                           12,516              10,726              11,054                 9,076
   Class B Conversions (EuroVan Campers)                      - - -                 308                 763                   703

AT YEAR END
Total assets                                            $   394,556         $   377,462        $    337,077         $     351,922
Stockholders' equity                                        201,875             210,626             179,815               207,464
Market capitalization                                     1,071,571             898,010             713,500               581,779
Working capital                                             164,791             164,891             144,995               174,248
Long-term debt                                                - - -               - - -                 ---                   ---
Current ratio                                              2.6 to 1            2.8 to 1            2.6 to 1              3.2 to 1
Number of employees                                           4,220               3,750               3,685                 3,325

(1) Certain prior periods' information has been reclassified to conform to the current year-end presentation.
(2) The fiscal years ended August 31, 2002 and August 31, 1996 contained 53 weeks; all other fiscal years contained 52 weeks.
(3) Includes a noncash after-tax cumulative effect of change in accounting principle of $1.1 million expense or $.05 per share due to the adoption of SAB No. 101, Revenue Recognition in Financial Statements.
(4) Includes discontinued operations of Winnebago Acceptance Corporation for all years presented and discontinued operations of Cycle-Sat, Inc. for fiscal years ended August 31, 1996 through August 27, 1994.


    AUG. 26,             AUG. 28,           AUG. 29,           AUG. 30,             AUG. 31           AUG. 26,             AUG. 27,
     2000                 1999               1998                1997               1996(2)             1995               1994(5)
------------------------------------------------------------------------------------------------------------------------------------
  $  743,729          $    668,658       $   527,287       $     436,541        $    486,139        $   461,540         $ 436,039
      70,583                62,848            33,765               5,704              19,015             17,920            13,525
         9.5%                  9.4%              6.4%                1.3%                3.9%               3.9%              3.1%
      24,400                21,033            10,786                ($35)              5,922            ($8,642)          ($1,921)
        34.6%                 33.5%             32.0%                (.6%)              31.1%             (48.2%)           (14.2%)
      46,183                41,815            22,979               5,739              13,093             26,562            15,446
         ---                 - - -             - - -              16,472               - - -              - - -             - - -
       2,216                 2,445             1,405                 837                (708)             1,194             1,999
         ---                   ---               ---                 ---                 ---                ---           (20,420)
------------------------------------------------------------------------------------------------------------------------------------
  $   48,399          $     44,260       $    24,384       $      23,048        $     12,385        $    27,756           ($2,975)


  $     1.07          $        .94       $       .48       $         .11        $        .26        $       .53         $     .31
        1.05                   .93               .47                 .11                 .26                .52               .30

         .05                   .06               .03                 .34                (.02)               .02               .04
         .05                   .05               .03                 .34                (.02)               .03               .04

         ---                   ---               ---                 ---                 ---                ---              (.41)
         ---                   ---               ---                 ---                 ---                ---              (.40)

------------------------------------------------------------------------------------------------------------------------------------

  $     1.12          $       1.00       $       .51       $         .45        $        .24        $       .55         $    (.06)
        1.10                   .98               .50                 .45                 .24                .55              (.06)
------------------------------------------------------------------------------------------------------------------------------------


      43,360                44,418            48,212              50,870              50,698             50,572            50,374
      44,022                45,074            48,628              51,100              51,048             50,924            50,962
------------------------------------------------------------------------------------------------------------------------------------

  $      .10          $        .10       $       .10       $         .10        $        .15        $       .15        $      ---
        4.11                  3.35              2.55                2.43                2.08               1.98              1.58
        16.3%                 17.1%             11.0%               10.6%                5.7%              14.1%             (1.8%)

        29.8%                 33.3%             20.3%               20.1%               12.0%              30.8%             (3.7%)
        28.2%                 32.7%             19.2%               15.7%                8.2%              20.1%             (2.7%)


       6,819                 6,054             5,381               4,834               5,893              5,993             6,820

       3,697                 4,222             3,390               2,724               2,857              2,853             1,862
------------------------------------------------------------------------------------------------------------------------------------
      10,516                10,276             8,771               7,558               8,750              8,846             8,682
         854                   600               978               1,205                 857              1,014               376


  $  308,686          $    285,889       $   230,612       $     213,475        $    220,596        $   211,630         $ 181,748
     174,909               149,384           116,523             123,882             105,311            100,448            79,710
     272,733               538,322           254,137             213,472             206,373            212,358           258,952
     141,683               123,720            92,800              99,935              62,155             69,694            58,523
         ---                   ---               ---                 ---               1,692              3,810             2,693
    3.0 to 1              2.5 to 1          2.5 to 1            3.4 to 1            2.0 to 1           2.4 to 1          2.1 to 1

       3,300                 3,400             3,010               2,830               3,150              3,010             3,150

(5) Includes a cumulative non-cash charge of $20.4 million expense or $.80 per diluted share due to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" related to health care and other benefits.
(6) ROA - Current period net income (loss) divided by average total asset balance using current ending period and previous ending period.
(7) ROE - Current period net income (loss) divided by average equity balance using current ending period and previous ending period.
(8) ROIC - Current period net income (loss) divided by average invested capital using current ending period - total assets minus cash and non-interest liabilities and previous ending period - total assets minus cash and non-interest liabilities.

                            SHAREHOLDER INFORMATION

PUBLICATIONS

A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Company's quarterly financial earnings releases, the annual report on Form 10-K (without exhibits), the quarterly reports on Form 10-Q (without exhibits) and current reports on Form 8-K (without exhibits) as filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Sheila Davis, PR/IR Manager
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152 Forest City, Iowa 50436-0152
Telephone: (641) 585-3535
Fax: (641) 585-6966
E-Mail: ir@winnebagoind.com

All news releases issued by the Company, reports filed by the Company with the Securities and Exchange Commission (including exhibits) and information on the Company's Corporate Governance Policies and Procedures may also be viewed at the Winnebago Industries' Web Site: http://winnebagoind.com/html/company/investorRelations.html. Information contained on Winnebago Industries' Web Site is not incorporated into this Annual Report or other securities filings.

SHAREHOLDER ACCOUNT ASSISTANCE

Transfer Agent to contact for address changes, account certificates and stock holdings:

Wells Fargo Bank N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
             or
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716 or
(651) 450-4064
Inquirees: www.wellsfargo.com/shareownerservices

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled to be held on Tuesday, January 11, 2005, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

AUDITOR

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

PURCHASE OF COMMON STOCK

Winnebago Industries stock may be purchased from ShareBuilder Corporation through the Company's Web Site at http://winnebagoind.com/html/company/ investorRelations.html. Winnebago Industries is not affiliated with ShareBuilder and has no involvement in the relationship between ShareBuilder and any of its customers.

COMMON STOCK DATA
(ADJUSTED FOR THE 2-FOR-1 STOCK SPLIT ON MARCH 5, 2004)

The Company's common stock is listed on the New York, Chicago and Pacific Stock Exchanges. Ticker symbol: WGO
Shareholders of record as of November 2, 2004: 4,219
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of fiscal 2004 and fiscal 2003.

FISCAL 2004              HIGH          LOW         CLOSE               FISCAL 2003             HIGH          LOW         CLOSE
------------------------------------------------------------------------------------------------------------------------------------
First Quarter            $29.63       $22.08       $27.64              First Quarter           $25.74       $17.75       $24.72
Second Quarter            37.88        27.64        33.40              Second Quarter           25.23        14.43        14.68
Third Quarter             34.95        25.10        28.40              Third Quarter            19.97        11.66        19.88
Fourth Quarter            38.37        28.09        31.91              Fourth Quarter           24.69        17.25        24.63

CASH DIVIDENDS PAID PER SHARE


FISCAL 2004                                            FISCAL 2003
----------------------------------------------------------------------------------------
AMOUNT              DATE PAID                          AMOUNT            DATE PAID
------              ---------                          ------            ---------
   $.05             October 6, 2003                      $.05            January 6, 2003
    .05             January 5, 2004                       .05            July 7, 2003
    .05             April 15, 2004                     ---------         Total
    .05             July 6, 2004                         $.10
-----------
   $.20             Total


40

                             DIRECTORS AND OFFICERS

DIRECTORS

BRUCE D. HERTZKE (53)                       GERALD E. BOMAN (69)                       JOHN V. HANSON (62)
Chairman of the Board, Chief                Former Senior Vice President               Former Deputy Chairman of the Board
Executive Officer                           Winnebago Industries, Inc.                 Winnebago Industries, Inc.
and President
Winnebago Industries, Inc.                  JERRY N. CURRIE (59)                       GERALD C. KITCH (66)
                                            President and Chief Executive Officer      Former Executive Vice President
IRVIN E. AAL (65)                           CURRIES Company and GRAHAM                 Pentair, Inc.
Former General Manager                      Manufacturing
Case Tyler Business Unit of CNH                                                        FREDERICK M. ZIMMERMAN (68)
Global                                      JOSEPH W. ENGLAND  (64)                    Professor of Manufacturing Systems
                                            Former Senior Vice President               Engineering
                                            Deere and Company                          The University of St. Thomas


OFFICERS

               [PHOTO]                                    [PHOTO]                                     [PHOTO]
         BRUCE D. HERTZKE (53)                      EDWIN F. BARKER (57)                        RAYMOND M. BEEBE (62)
        Chairman of the Board,                     Senior Vice President,                      Vice President, General
       Chief Executive Officer                     Chief Financial Officer                     Counsel and Secretary
             and President


               [PHOTO]                                    [PHOTO]                                     [PHOTO]
        ROBERT L. GOSSETT (53)                      BRIAN J. HRUBES (53)                        ROGER W. MARTIN (44)
            Vice President,                              Controller                             Vice President, Sales
            Administration                                                                          and Marketing


               [PHOTO]                                    [PHOTO]                                     [PHOTO]
       WILLIAM J. O'LEARY (55)                      ROBERT J. OLSON (53)                     JOSEPH L. SOCZEK, JR. (61)
            Vice President,                            Vice President,                                Treasurer
          Product Development                          Manufacturing

                                    [PHOTOS]