Form 10-K, Exhibit 13
period 2005-08-27
WINNEBAGO INDUSTRIES INC
filed 2005-11-10
CIK 107687

EXHIBIT 13

[GRAPHIC]

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

FORWARD LOOKING INFORMATION

Certain of the matters discussed in this Annual Report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties, including, but not limited to, reactions to actual or threatened terrorist attacks, a further decline in consumer confidence, availability and price of fuel, a significant increase in interest rates, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, and other factors which may be disclosed throughout this Annual Report. Although management believes that the expectations reflected in the forward looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward looking statements, which speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as required by law or the rules of the New York Stock Exchange.

OVERVIEW

Motorized products represented 60 percent of the RV industry revenues in Calendar 2004. For this reason and because we believe there are further growth opportunities in this segment, Winnebago Industries has continued to focus on the motorized segment of the RV industry. Funds for RV purchases, especially the motorized segment, usually come from a buyer’s discretionary income. The RV market, long known as a cyclical market, follows consumer confidence levels; therefore, as confidence levels decline so may the number of units sold. The RV industry as a whole is currently experiencing decreased sales of units in the motorized segment. There are recent indications that industry-wide motor home production has exceeded market demand. The Company remains a market share leader and will monitor its inventories on hand to ensure that production is in line with market demand.

Winnebago Industries manufactures and sells a variety of motor homes throughout the United States and Canada, as well as retail parts and accessories. RV classifications are based upon standards established by the RVIA. The only types of RVs that we produce are Class A and Class C motor homes. Winnebago Industries is a leader in the motorized RV segment of the industry in the combined retail sale of Class A and Class C motor homes with a retail market share of 17.5 percent for calendar year-to-date through August 2005.

While market share is important, the Company’s primary goal is to be the most profitable public company in the RV industry. The Company measures profitability by using five guidelines: ROA, ROE, ROIC, operating income as a percent of sales and net income as a percent of sales.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, we follow accounting principles generally accepted in the United States of America, which in many cases require us to make assumptions, estimates and judgments that affect the amounts reported. Actual results could differ from estimates in amounts that may be material to the financial statements. Some of our accounting policies are critical because they are important in determining the financial condition and results of operations. These policies are described below and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

Revenue.   Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer; written or verbal approval for payment has been received from the dealer’s floorplan financing institution; and the product is delivered to the dealer who placed the order. Sales are generally made to dealers who finance their purchases under floorplan financing arrangements with banks or finance companies.

Revenues for the Company’s original equipment manufacturing (OEM) components and recreation vehicle related parts are recorded as the products are shipped from the Company’s location. The title of ownership transfers on these

[GRAPHIC]

products as they leave the Company’s location due to the freight terms of F.O.B. — Forest City, Iowa.

Postretirement Benefits Obligations and Costs.   The Company provides certain health care and other benefits for retired employees, hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Postretirement benefit liabilities are determined by actuaries using assumptions about the discount rate and health care cost-trend rates. A significant increase or decrease in interest rates could have a significant impact on our operating results. Further discussion of our postretirement benefit plan and related assumptions are included in Note 6 to the Company’s 2005 Consolidated Financial Statements.

Warranty.   The Company offers with the purchase of any new Winnebago or Itasca motor home, a comprehensive 12-month/15,000-mile warranty and a 3-year/36,000-mile warranty on sidewalls and floors. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales in the Company’s Statements of Income and as a separate line item, Product Warranties, in the Company’s Balance Sheets. Estimates of future warranty costs are based upon past warranty claims and unit sales history and adjusted as required to reflect actual costs incurred, as information becomes available. A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

In addition to the costs associated with the contractual warranty coverage provided on our motor homes, we also incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. The Company estimates the cost of these service actions using past claim rate experiences and the estimated cost of the repairs. Estimated costs are accrued at the time the service action is implemented and included in cost of sales in the Company’s Statements of Income and as other accrued expenses in the Company’s Balance Sheets. See Note 5 to the Company’s 2005 Consolidated Financial Statements for further warranty information.

Repurchase Commitments.   Generally, companies in the RV industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. The Company’s repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed motor homes. The agreements also provide that the Company’s liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations generally expire upon the earlier to occur of (i) the dealer’s sale of the financed unit or (ii) one year from the date of the original invoice. The Company’s obligations under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Past losses under these agreements have not been significant and lender repurchase obligations have been funded out of working capital. (See Note 7 to the Company’s 2005 Consolidated Financial Statements.)

Other.   The Company has reserves for other loss exposures, such as litigation, taxes, product liability, worker’s compensation, employee medical claims, inventory and accounts receivable. The Company also has loss exposure on loan guarantees. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect the Company’s recorded liabilities for loss.

[GRAPHIC]

RESULTS OF OPERATIONS

Fiscal 2005 Compared to Fiscal 2004

The following is an analysis of changes in key items included in the consolidated statements of income for the year ended August 27, 2005 compared to the year ended August 28, 2004.

(In thousands, except percent and per share data) (Adjusted for the 2-for-1 stock split on March 5, 2004)	August 27, 2005 Compared to August 28, 2004		Year Ended
			August 27, 2005	August 28, 2004
	Increase (Decrease)	% Change	% of Net Revenues
Net revenues	$(122,179)	(11.0)%	100.0%	100.0%
Cost of goods sold	(96,988)	(10.2)	86.2	85.4

Gross profit	(25,191)	(15.5)	13.8	14.6
Selling	(828)	(4.0)	2.0	1.9
General and administrative	(11,820)	(38.6)	1.9	2.7

Operating income	(12,543)	(11.3)	9.9	10.0
Financial income	1,199	83.5	0.3	0.1
Provision for taxes	(5,776)	(13.9)	3.6	3.8

Net income	$(5,568)	(7.9)%	6.6	6.3

Diluted earnings per share	$(0.11)	(5.4)%

Fully diluted average shares outstanding	(977)	(2.8)%

Net revenues for the 52 weeks ended August 27, 2005 decreased 11.0 percent to $992.0 million compared to $1.1 billion for the fiscal year ended August 28, 2004.

Unit deliveries consisted of the following:

	Year Ended
	August 27, 2005	August 28, 2004	Decrease	% Change
Class A motor homes (gas)	4,527	5,277	(750)	(14.2)%
Class A motor homes (diesel)	2,147	2,831	(684)	(24.2)%
Class C motor homes	3,963	4,408	(445)	(10.1)%

Total deliveries	10,637	12,516	(1,879)	(15.0)%

Revenues decreased 11.0 percent during the fiscal year ended August 27, 2005, while unit deliveries decreased 15.0 percent. The percentage decrease in net revenues was less than the percentage decrease in unit deliveries due to an increase in the average sales price per unit when comparing the two fiscal years. In Fiscal 2005, the decrease in deliveries, especially in Class A motor homes, which are higher priced, was a result of lower consumer confidence caused primarily by increases in fuel costs.

Gross profit as a percentage of net revenue decreased 0.8 percent from Fiscal 2004 to Fiscal 2005. The gross profit percentage of 13.8 percent for Fiscal 2005 was unfavorably impacted by a decrease in production volume which increased fixed costs per unit of production and resulted in a decline in manufacturing efficiencies. Partially offsetting this decrease was a reduction in net postretirement health care benefit expense of $6.0 million due to a plan amendment made at the beginning of the fiscal year which established maximum employer contributions to be paid in Fiscal 2005 and subsequent years.

Selling expenses decreased 4.0 percent or $828,000 from Fiscal 2004 to Fiscal 2005. The decrease was primarily a result of

[GRAPHIC]

a reduction in incentive compensation to the Company’s field sales force and a reduction in net postretirement health care benefit expense.

General and administrative expenses decreased 38.6 percent or $11.8 million from Fiscal 2004 to Fiscal 2005. The decrease was primarily a result of a $7.3 million charge that was recorded in Fiscal 2004 in connection with a lawsuit settlement relating to deferred compensation, a reduction of approximately $4.2 million in management incentive compensation costs and a reduction in net postretirement health care benefit expense, both in Fiscal 2005.

Financial income increased 83.5 percent when comparing Fiscal 2005 ($2.6 million) to Fiscal 2004 ($1.4 million). The increase in financial income when comparing the two periods was due primarily to a higher average rate of return and more cash available for investing during the year ended August 27, 2005.

The overall effective income tax rate decreased to 35.5 percent for Fiscal 2005 from 37.1 percent for Fiscal 2004. The decrease was primarily due to the elimination of nondeductible losses in Winnebago Health Care Management Company, a subsidiary of the Company.

Net income and earnings per diluted share decreased by 7.9 percent and 5.4 percent, respectively, when comparing the year ended August 27, 2005 to the year ended August 28, 2004. The difference in percentages was primarily due to a lower number of outstanding shares of the Company’s common stock during the fiscal year ended August 27, 2005 as a result of the repurchases of approximately 860,000 shares of the Company’s common stock. (See Consolidated Statements of Changes in Stockholder’s Equity in the Company’s 2005 Consolidated Financial Statements.)

Fiscal 2004 Compared to Fiscal 2003

The following is an analysis of changes in key items included in the consolidated statements of income for the year ended August 28, 2004 compared to the year ended August 30, 2003.

(In thousands, except percent and per share data) (Adjusted for the 2-for-1 stock split on March 5, 2004)	August 28, 2004 Compared to August 30, 2003		Year Ended
			August 28, 2004	August 30, 2003
	Increase (Decrease)	% Change	% of Net Revenues
Net revenues	$268,944	31.8%	100.0%	100.0%
Cost of goods sold	220,153	30.1	85.4	86.6

Gross profit	48,791	43.0	14.6	13.4
Selling	1,011	5.1	1.9	2.4
General and administrative	14,276	87.4	2.7	1.9

Operating income	33,504	43.3	10.0	9.1
Financial income	37	2.6	0.1	0.2
Provision for taxes	11,632	38.8	3.8	3.5

Net income before discontinued operations	21,909	45.0	6.3	5.8
Discontinued operations	(1,152)	(100.0)	—	0.1

Net income	$20,757	41.6%	6.3	5.9

Diluted earnings per share	$0.70	52.6%

Fully diluted average shares outstanding	(2,847)	(7.6)%

[GRAPHIC]

Net revenues for the year ended August 28, 2004 increased 31.8 percent to $1.1 billion compared to $845.2 million for the fiscal year ended August 30, 2003. Unit deliveries consisted of the following:

	Year Ended
	August 28, 2004	August 30, 2003	Increase	% Change
Class A motor homes (gas)	5,277	5,152	125	2.4%
Class A motor homes (diesel)	2,831	1,553	1,278	82.3%
Class C motor homes	4,408	4,021	387	9.6%

Total deliveries	12,516	10,726	1,790	16.7%

Revenues increased 31.8 percent during the fiscal year ended August 28, 2004, while unit deliveries increased 16.7 percent. The 82.3 percent increase in diesel deliveries, traditionally a higher priced unit, as well as the overall increase in total motor home volume, were the primary reasons for the differences in the percentage increase in revenues and unit deliveries.

Gross profit as a percentage of net revenues was higher during the year ended August 28, 2004 (14.6 percent) when compared to the comparable period ended August 30, 2003 (13.4 percent). Favorably impacting gross profit in the period ended August 28, 2004 was a 20.4 percent increase in production volume which resulted in improved manufacturing efficiencies and lower fixed costs per unit of production.

Selling expenses increased 5.1 percent when comparing Fiscal 2004 ($20.8 million) to Fiscal 2003 ($19.8 million). The increase in dollars can be attributed primarily to higher incentive payments to the Company’s field sales force. As a percentage of net revenues, selling expenses decreased to 1.9 percent during Fiscal 2004 from 2.4 percent during Fiscal 2003, caused primarily by decreased advertising costs.

General and administrative expenses increased 87.4 percent during the year ended August 28, 2004 to $30.6 million, or 2.7 percent of net revenues, compared to $16.3 million, or 1.9 percent of net revenues, for the year ended August 30, 2003. The increases in percentage and dollars in Fiscal 2004 were due primarily to a $7.3 million lawsuit settlement relating to deferred compensation, an increase of approximately $4.4 million in management incentive programs and an increase of approximately $1.8 million in product liability costs.

The overall effective income tax rate decreased to 37.1 percent for Fiscal 2004 from 38.1 percent for Fiscal 2003. The decrease was primarily due to lower nondeductible losses in Winnebago Health Care Management Company.

Net income and earnings per diluted share increased by 41.6 percent and 52.6 percent, respectively, when comparing the year ended August 28, 2004 to the year ended August 30, 2003. The difference in percentages was primarily due to a lower number of outstanding shares of the Company’s common stock during the fiscal period ended August 28, 2004 as a result of approximately 3.4 million shares of common stock repurchased by the Company.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND RESOURCES

The Company has historically generated substantial cash from operations, which has enabled it to meet its working capital needs and make appropriate investments in manufacturing equipment and facilities, as well as pay increased cash dividends and repurchase stock. Cash and cash equivalents totaled $19.5 million and $24.4 million as of August 27, 2005 and August 28, 2004, respectively. Short-term investments consisting primarily of highly liquid investments totaled $93.1 million and $51.1 million as of August 27, 2005 and August 28, 2004, respectively. Working capital at August 27, 2005 and August 28, 2004 was $197.5 million and $164.2 million, respectively, an increase of $33.3 million. The Company has no long-term debt.

Operating Activities.
Cash provided by operating activities was $78.8 million in Fiscal 2005, or $12.0 million higher compared with Fiscal 2004.

[GRAPHIC]

The increase in net cash provided by operating activities was primarily attributable to the following items:

•	Decreases in raw material inventory as the Company continued to adjust its chassis inventory.
•	A decrease in receivables and other assets due to a reduced level of unit deliveries at the end of Fiscal 2005 when compared to Fiscal 2004.

The increase in net cash provided by operating activities was partially offset by the following:

•	Decrease in net income.
•	Decreases in accounts payable and accrued expenses due to a reduced production schedule and lower employee incentive compensation accruals.
•	Decreases in the postretirement benefit liability as a result of a plan amendment.
•	Increases in finished goods inventory as a result of more diesel units on hand at year end.

Investing Activities.
The primary uses of cash for investing activities were for manufacturing equipment and facilities of $9.7 million for the year ended August 27, 2005, compared to $10.6 million during the year ended August 28, 2004. The Company purchased $255.0 million of short-term investments and received proceeds of $213.0 million from the sale or maturity of short-term investments during the year ended August 27, 2005. During the year ended August 28, 2004, the Company purchased $145.4 million of short-term investments and received proceeds of $184.4 million from the sale or maturity of short-term investments.

Financing Activities.
Primary uses of cash in financing activities for the fiscal period ended August 27, 2005 were $26.8 million for the repurchases of the Company’s common stock and payments of $9.4 million in dividends. Primary uses of cash in financing activities for the fiscal period ended August 27, 2004 were $77.7 million for the Company’s common stock repurchases and $6.9 million for the payment of dividends. (See Consolidated Statements of Cash Flows.)

Stock Repurchases.
On June 16, 2004, the Board of Directors authorized the repurchase of outstanding shares of the Company’s common stock, depending on market conditions, for an aggregate of up to $30 million. As of August 27, 2005, 971,331 shares had been repurchased for an aggregate consideration of approximately $30 million which completed that authorization. On June 15, 2005, the Board of Directors authorized the repurchase of outstanding shares of the Company’s common stock, depending on market conditions, for an aggregate consideration of up to $30 million. As of August 27, 2005, no stock had been repurchased under this authorization.

Estimated demands at August 27, 2005 on the Company’s liquid assets for Fiscal 2006 include $10.8 million for capital expenditures, primarily for manufacturing equipment and facilities, and $11.9 million for payments of cash dividends. On October 12, 2005, the Board of Directors declared a quarterly cash dividend of $0.09 per common share payable January 9, 2006 to shareholders of record as of December 9, 2005.

Management currently expects its cash on hand and funds from operations to be sufficient to cover both short-term and long-term operation requirements.

[GRAPHIC]

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company’s principal contractual obligations and commercial commitments as of August 27, 2005 were as follows:

(In thousands)	Payments Due By Period
Contractual Obligations	Total	Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	More Than 5 Years
Operating leases (1)	$342	$185	$119	$32	$6
Postretirement health care obligations (2)	52,490	936	2,192	2,709	46,653

Total contractual cash obligations	$52,832	$1,121	$2,311	$2,741	$46,659

(In thousands)	Amount of Commitment Expiration By Period
Commercial Commitments	Total	Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	More Than 5 Years
Guarantees (1)	$6,178	$—	$4,054	$2,124	$—
Repurchase obligations (1)	345,215	345,215	—	—	—

Total commitments	$351,393	$345,215	$4,054	$2,124	$—

(1)    See Note 7 to the Company’s 2005 Consolidated Financial Statements.

(2)    See Note 6 to the Company’s 2005 Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS.
See Note 1 to the Company’s 2005 Consolidated Financial Statements.

IMPACT OF INFLATION

Historically, the impact of inflation on the Company’s operations has not been significantly detrimental, as the Company has usually been able to adjust its prices to reflect the inflationary impact on the cost of manufacturing its product. In recent months, the costs of a number of raw materials and component parts utilized in manufacturing the Company’s motor homes have increased. While the Company has been able to pass on these increases historically, in the event the Company is unable to continue to do so, future increases in manufacturing costs could have a material adverse effect on the Company’s results of operations.

COMPANY OUTLOOK

The RV industry is cyclical and susceptible to slowdowns in the general economy. RV industry sales have been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic and political conditions that affect disposable income for leisure-time activities. Some of the factors that contribute to this cyclicality include fuel availability and costs, interest rate levels, the level of discretionary spending and availability of credit and consumer confidence. The recent decline in consumer confidence and slowing of the overall economy have adversely affected the RV market. An extended continuation of these conditions would materially adversely affect our business, results of operations and financial condition.

Long-term demographics, however, are favorable for the Company as its target market of consumers age 50 and older is expected to increase, due to the aging of the baby boom generation, over the next 30 years. According to a 2001 study conducted by the University of Michigan for the RV industry, buyers of RV products include younger buyers, older buyers and a larger percentage of U.S. households than in the past.

The Company includes in its backlog all accepted purchase orders from dealers shippable within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

[GRAPHIC]

Order backlog for the Company’s motor homes was as follows:

	August 27, 2005	August 28, 2004	Increase (Decrease)	% Change
Class A motor homes (gas)	637	1,187	(550)	(46.3)%
Class A motor homes (diesel)	336	614	(278)	(45.	3)%
Class C motor homes	1,086	740	346	46.8%

Total backlog	2,059	2,541	(482)	(19.0)%

Total approximate revenue dollars (in thousands)	$170,000	$220,000	$(50,000)	(22.7)%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of August 27, 2005, the Company had $112.6 million of cash and short-term investments consisting of $19.5 million of cash and cash equivalents and available-for-sale securities of $93.1 million. Taking into account the credit risk criteria of our investments policies, the primary market risk associated with these investments is interest rate risk and a decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity or for the typical Dutch auction period (an average of 36 days) and based upon historical experience does not believe there are significant risks of a failed Dutch auction. Therefore, the Company would not expect to recognize a material adverse impact in income or cash flows in the event of a decline in value due to an increase in market interest.

Consolidated Statements of Income

	Year Ended
(In thousands, except per share data)	August 27, 2005	August 28, 2004	August 30, 2003
Net revenues	$991,975	$1,114,154	$845,210
Cost of goods sold	854,997	951,985	731,832

Gross profit	136,978	162,169	113,378

Operating expenses:
Selling	19,936	20,764	19,753
General and administrative	18,787	30,607	16,331

Total operating expenses	38,723	51,371	36,084

Operating income	98,255	110,798	77,294
Financial income	2,635	1,436	1,399

Income before income taxes	100,890	112,234	78,693
Provision for taxes	35,817	41,593	29,961

Income from continuing operations	65,073	70,641	48,732
Income from discontinued operations
(net of income taxes of $619)	—	—	1,152

Net income	$65,073	$70,641	$49,884

Basic income per common share: (1)
From continuing operations	$1.95	$2.06	$1.32
From discontinued operations	—	—	0.03

Basic income per share	$1.95	$2.06	$1.35

Diluted income per common share: (1)
From continuing operations	$1.92	$2.03	$1.30
From discontinued operations	—	—	0.03

Diluted income per share	$1.92	$2.03	$1.33

Weighted average common shares outstanding: (1)
Basic	33,382	34,214	36,974
Diluted	33,812	34,789	37,636

See notes to consolidated financial statements.

(1)    Income per share calculations and weighted average shares outstanding have been restated to record the effect of the 2-for-1 stock split on March 5, 2004.

Consolidated Balance Sheets

(In thousands)	August 27, 2005	August 28, 2004
Assets

Current assets:

Cash and cash equivalents	$19,484	$24,445
Short-term investments	93,100	51,100
Receivables, less allowance for doubtful accounts
($270 and $161, respectively)	40,910	46,112
Inventories	120,655	130,733
Prepaid expenses and other assets	4,333	4,814
Deferred income taxes	9,610	12,865

Total current assets	288,092	270,069

Property and equipment, at cost:

Land	1,000	1,000
Buildings	60,282	57,029
Machinery and equipment	100,601	99,511
Transportation equipment	9,487	9,349

Total property and equipment, at cost	171,370	166,889
Less accumulated depreciation	107,517	102,894

Total property and equipment, net	63,853	63,995

Investment in life insurance	22,066	22,863

Deferred income taxes	24,997	25,166

Other assets	13,952	12,463

Total assets	$412,960	$394,556

See notes to consolidated financial statements.

Certain prior year information has been reclassified to conform to the current year presentation.

(In thousands, except per share data)	August 27, 2005	August 28, 2004
Liabilities and Stockholders’ Equity

Current liabilities:

Accounts payable, trade	$37,229	$46,659
Income taxes payable	4,458	4,334
Accrued expenses:
Accrued compensation	16,380	21,217
Product warranties	12,183	13,356
Self-insurance	6,728	6,483
Promotional	5,495	5,885
Other	8,150	7,960

Total current liabilities	90,623	105,894

Postretirement health care and deferred
compensation benefits, net of current portion	86,450	86,787

Contingent liabilities and commitments

Stockholders’ equity:
Capital stock common, par value $0.50; authorized 60,000 shares,
issued 51,776 shares	25,888	25,888
Additional paid-in capital	16,811	14,570
Reinvested earnings	447,518	392,430

	490,217	432,888
Less treasury stock, at cost (18,787 and 18,195 shares)	254,330	231,013

Total stockholders’ equity	235,887	201,875

Total liabilities and stockholders' equity	$412,960	$394,556

Consolidated Statements of Cash Flows

	Year Ended
(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Operating activities:
Net income	$65,073	$70,641	$49,884
Income from discontinued operations	—	—	(1,152)

Income from continuing operations	65,073	70,641	48,732
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,999	9,628	8,786
Tax benefit of stock options	1,177	2,573	1,356
Loss on disposal of property, leases and other assets	924	584	122
Stock compensation	143	88	612
Provision for doubtful accounts	119	73	54
Change in assets and liabilities:
Receivables and other assets	5,522	(16,764)	(1,825)
Inventories	10,078	(16,451)	(628)
Deferred income taxes	3,424	(7,615)	(1,071)
Accounts payable and accrued expenses	(16,738)	6,195	6,407
Income taxes payable	124	5,759	(4,035)
Postretirement benefits	(1,081)	12,061	4,884

Net cash provided by continuing operations	78,764	66,772	63,394
Net cash provided by discontinued operations	—	—	234

Net cash provided by operating activities	78,764	66,772	63,628

Investing activities:
Purchases of property and equipment	(9,653)	(10,588)	(23,487)
Purchases of short-term investments	(255,023)	(145,382)	(157,700)
Proceeds from the sale or maturity of
short-term investments	213,023	184,391	97,269
Other	(276)	(318)	(1,232)

Net cash (used in) provided by continuing operations	(51,929)	28,103	(85,150)
Net cash provided by discontinued operations	—	—	39,288

Net cash (used in) provided by investing activities	(51,929)	28,103	(45,862)

Financing activities:
Payments for purchase of common stock	(26,796)	(77,668)	(20,221)
Payments of cash dividends	(9,400)	(6,899)	(3,701)
Proceeds from issuance of treasury stock	4,400	4,865	2,881

Net cash used in financing activities	(31,796)	(79,702)	(21,041)

Net (decrease) increase in cash and cash equivalents	(4,961)	15,173	(3,275)

Cash and cash equivalents at beginning of year	24,445	9,272	12,547

Cash and cash equivalents at end of year	$19,484	$24,445	$9,272

See notes to consolidated financial statements.

Certain prior year information has been reclassified to conform to the current year presentation.

Consolidated Statements of
Changes in Stockholders’ Equity

(In thousands except per share data)	Common Shares		Additional Paid-In Capital	Reinvested Earnings	Treasury Stock		Total Stockholders’ Equity
	Number	Amount			Number	Amount
Balance, August 31, 2002	25,888	$12,944	$25,740	$284,856	7,210	$143,725	$179,815

Exercise of stock options	—	—	(1,396)	—	(210)	(4,277)	2,881
Issuance of stock to officers
and directors	—	—	269	—	(17)	(343)	612
Tax benefit of stock options	—	—	1,356	—	—	—	1,356
Payments for purchase
of common stock	—	—	—	—	676	20,221	(20,221)
Cash dividends on common
stock – $0.10 per share (1)	—	—	—	(3,701)	—	—	(3,701)
Net income	—	—	—	49,884	—	—	49,884

Balance, August 30, 2003	25,888	12,944	25,969	331,039	7,659	159,326	210,626

Exercise of stock options	—	—	(1,074)	—	(520)	(5,939)	4,865
Issuance of stock to directors	—	—	46	—	(4)	(42)	88
Tax benefit of stock options	—	—	2,573	—	—	—	2,573
Payments for purchase of
common stock	—	—	—	—	3,401	77,668	(77,668)
Cash dividends paid and accrued
on common stock –
$0.27 per share (1)	—	—	—	(9,250)	—	—	(9,250)
Stock Split – 2-for-1 on
March 5, 2004	25,888	12,944	(12,944)	—	7,659	—	—
Net income	—	—	—	70,641	—	—	70,641

Balance, August 28, 2004	51,776	25,888	14,570	392,430	18,195	231,013	201,875

Exercise of stock options	—	—	992	—	(263)	(3,408)	4,400
Issuance of stock to directors	—	—	72	—	(5)	(71)	143
Tax benefit of stock options	—	—	1,177	—	—	—	1,177
Payments for purchase of
common stock	—	—	—	—	860	26,796	(26,796)
Cash dividends paid and accrued
on common stock –
$0.30 per share	—	—	—	(9,985)	—	—	(9,985)
Net income	—	—	—	65,073	—	—	65,073

Balance, August 27, 2005	51,776	$25,888	$16,811	$447,518	18,787	$254,330	$235,887

See notes to consolidated financial statements.

(1)    Adjusted for the 2-for-1 stock split on March 5, 2004.

[GRAPHIC]

Notes to Consolidated Financial Statements

Note 1:   Nature of Business and Significant Accounting Policies
Winnebago Industries, Inc. (the Company) is a leading U.S. manufacturer of motor homes, self-contained RVs used primarily in leisure travel and outdoor recreation activities. The RV market is highly competitive, both as to price and quality of the product. The Company believes its principal marketing advantages are its brand name recognition, the quality of its products, its dealer organization, its warranty and service capability and its marketing techniques. The Company also believes that its prices are competitive with the competition’s units of comparable size and quality.

Principles of Consolidation.
The consolidated financial statements include the parent company and subsidiary companies. All material intercompany balances and transactions with subsidiaries have been eliminated.

Fiscal Period.
The Company follows a 52/53-week fiscal year period. The financial statements presented are all 52-week periods.

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

Cash and Cash Equivalents.
Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the investments.

Fair Value Disclosures of Financial Instruments.
All financial instruments are carried at amounts believed to approximate fair value.

Derivative Instruments and Hedging Activities.
All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company’s policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

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

Inventories.
Inventories are valued at the lower of cost or market, with cost being determined by using the last in, first out (LIFO) method and market defined as net realizable value.

Property and Equipment.
Depreciation of property and equipment is computed using the straight line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

Asset Class	Asset Life
Buildings	10-30 yrs.
Machinery and equipment	3-10 yrs.
Transportation equipment	3-6 yrs.

Management periodically reviews the carrying values of long lived assets for impairment. In performing the review for recoverability, management estimates the nondiscounted future cash flows expected to result from the use of the asset and its eventual disposition.

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

Legal.
The Company’s accounting policy regarding litigation ex-

[GRAPHIC]

pense is to accrue for the estimated defense costs and for probable exposure if the Company is able to estimate the financial impact of an adverse outcome.

Revenue Recognition.
Generally, revenues for motor homes are recorded when all of the following conditions are met: an order for a product has been received from a dealer; written or verbal approval for payment has been received from the dealer’s floorplan financing institution; and the product is delivered to the dealer who placed the order. Sales are generally made to dealers who finance their purchases under floorplan financing arrangements with banks or finance companies.

Revenues for the Company’s original equipment manufacturing (OEM) components and recreation vehicles related parts are recorded as the products are shipped from the Company’s location. The title of ownership transfers on these products as they leave the Company’s location due to the freight terms of F.O.B. — Forest City, Iowa.

Certain payments to customers for cooperative advertising and certain sales incentive offers are shown as a reduction in net revenues, in accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Shipping Revenues and Expenses.
Shipping revenues for products shipped are included within sales, while shipping expenses are included within cost of goods sold, in accordance with Emerging Issues Task Force EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs.

Research and Development.
Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During Fiscal 2005, 2004 and 2003, the Company spent approximately $3,630,000, $3,655,000 and $3,464,000, respectively, on research and development activities.

Stock Split.
The Board of Directors approved a 2 for 1 stock split of the Company’s common stock effective on March 5, 2004 to shareholders of record on February 20, 2004. The stock split was effected in the form of a 100 percent stock dividend. Income per share calculations and weighted average shares outstanding for all the years presented have been restated to record the effect of the stock split.

Income Per Common Share.
Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options. (See Note 13.)

Reclassifications.
Certain reclassifications have been made to the 2004 and 2003 financial statements and footnotes to conform to the presentation used in 2005.

In the second quarter of Fiscal 2005, the Company began to classify its auction rate securities, municipal auction rate notes, and other investment-grade marketable debt securities as short-term investments-available-for-sale securities. These investments were included in cash and cash equivalents in previous periods ($51.1 million at August 28, 2004 and $90.1 million at August 30, 2003), and such amounts have been reclassified in the accompanying consolidated financial statements to conform to the current period classification. This reclassification had no effect on the amounts of total current assets, total assets, stockholders’ equity or net income.

New Accounting Pronouncements.
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“SFAS 151”), which amends Accounting Research Bulletin (ARB) No. 43, Chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) as current period charges regardless of whether they meet the criteria of “so abnormal.” SFAS 151 also requires the allocation of fixed production overhead to the costs of conversion based on the normal capacity of the production facilities. The Company will adopt SFAS 151 at the beginning of Fiscal 2006 and does not anticipate that it will have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), which amends FASB Statement Nos. 123 and 95. SFAS 123R requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and is effective for

[GRAPHIC]

all public companies for interim or annual periods beginning after June 15, 2005. The Company will adopt this standard at the beginning of Fiscal 2006 and will elect the modified-prospective transition method. Under the modified-prospective method, awards that are granted, modified, repurchased or cancelled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Awards that are granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that stock option expense for unvested options must be recognized in the income statement. Adoption of the standard is currently expected to reduce Fiscal 2006 earnings by an amount consistent with the reductions shown in recent pro-forma disclosures provided under the provisions of SFAS 123 in the following section titled “Accounting for Stock-Based Compensation.”

In December 2004, the FASB issued FASB No. 153, Exchange of Nonmonetary Assets (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt SFAS 153 at the beginning of Fiscal 2006 and does not anticipate that it will have a material impact on its consolidated results of operations, financial position, or cash flows.

In December 2004, the FASB staff issued FASB Staff Position FSP FASB 109-1 that provides guidance on the application of FASB Statement No. 109, Accounting for Income Taxes, to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction on qualified production activities. This FSP was effective upon issuance. The adoption of this FSP did not have a material impact on our results of operations or financial position for Fiscal 2005. The Company expects this FSP to affect its financial position and results of operations by reducing its effective tax rate by approximately one percentage point for Fiscal 2006.

In May 2005, the FASB issued FASB No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to the prior periods’ financial statements of voluntary changes in accounting principle and changes required by an accounting pronouncement in the event the pronouncement does not include specific transition provisions. The provision of this Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005.

Accounting for Stock-Based Compensation.   The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation in Fiscal 1997. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees for measurement and recognition of stock based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with other provisions of SFAS No. 123, the Company’s 2005, 2004 and 2003 income and income per share would have been changed to the pro forma amounts indicated as follows:

[GRAPHIC]

(In thousands, except per share data) (Adjustments have been recorded to reflect the 2-for-1 stock split on March 5, 2004)	Year Ended
	2005	2004	2003
Net income
As reported	$65,073	$70,641	$49,884
Pro forma	62,035	68,271	48,320
Income per share (basic)
As reported	$1.95	$2.06	$1.35
Pro forma	1.86	2.00	1.31
Income per share (diluted)
As reported	$1.92	$2.03	$1.33
Pro forma	1.84	1.97	1.29
Weighted average shares outstanding
for basic earnings per share	33,382	34,214	36,974
Weighted average shares outstanding
assuming dilution	33,755	34,662	37,503

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	0.70%	0.72%	0.78%
Risk-free interest rate	3.2%	2.81%	2.99%
Expected life	3 years	4 years	4 years
Expected volatility	46.35 – 46.56%	48.19 – 48.54%	49.25%
Estimated per share fair value of options granted	$10.87	$10.04	$7.12

Note 2:   Discontinued Operations
On April 24, 2003 the Company sold its dealer financing receivables in Winnebago Acceptance Corporation (WAC) to GE Commercial Distribution Finance Corporation for approximately $34 million and recorded no gain or loss as the receivables were sold at book value. With the sale of its WAC receivables, the Company has discontinued its dealer financing operations which are accounted for as discontinued operations in the accompanying consolidated financial statements.

(In thousands, except per share data) (Adjustments have been recorded to reflect the 2-for-1 stock split on March 5, 2004)	Year Ended August 30, 2003
Winnebago Acceptance Corporation

Net revenues	$1,940
Income before income taxes	1,771
Net income	1,152
Income per share – basic	$0.03
Income per share – diluted	$0.03

Weighted average common shares outstanding:
Basic	36,974
Diluted	37,636

[GRAPHIC]

Note 3:   Short-Term Investments – Available-for-Sale Securities
The Company’s short-term investments consist of auction rate preferred securities, variable rate auction preferred stock and other investment-grade marketable debt securities. These investments, a portion of which have original maturities beyond one year, may be classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. The Company’s short-term investments are classified as available-for-sale securities due to management’s intent regarding these securities. The carrying value of these securities approximates fair market value due to their liquidity profile. As of August 27, 2005 and August 28, 2004, there were no unrealized gains or losses associated with these investments. The Company had approximately $93.1 million and $51.1 million in short-term investments as of August 27, 2005 and August 28, 2004, respectively.

Note 4:   Inventories
Inventories consist of the following:

(In thousands)	August 27, 2005	August 28, 2004
Finished goods	$67,998	$58,913
Work-in-process	45,657	47,337
Raw materials	38,461	51,675

	152,116	157,925
LIFO reserve	(31,461)	(27,192)

	$120,655	$130,733

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

Note 5:   Warranty
The Company provides its Winnebago and Itasca motor home customers a comprehensive 12-month/15,000-mile warranty, and a 3-year/36,000-mile warranty on sidewalls and floors. The Company records a liability based on its estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Changes in the Company’s product warranty liability during Fiscal 2005 and Fiscal 2004 are as follows:

(In thousands)	August 27, 2005	August 28, 2004
Balance at beginning of year	$13,356	$9,755
Provision	13,469	16,200
Claims paid	(14,642)	(12,599)

Balance at end of year	$12,183	$13,356

In addition to the costs associated with the contractual warranty coverage provided on our motor homes, the Company also occasionally incurs costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. The Company estimates the cost of these service actions using past claim rate experiences and the estimated cost of the repairs. Estimated costs are accrued at the time the service action is implemented and included in cost of sales in the Company’s Consolidated Statements of Income and as other accrued expenses in the Company’s Consolidated Balance Sheets.

Note 6:   Employee and Retiree Benefits
Long-term postretirement health care and deferred compensation benefits are as follows:

(In thousands)	August 27, 2005	August 28, 2004
Accrued postretirement health care benefit cost (1)	$51,554	$52,752
Deferred long-term compensation liability (2)	25,000	25,702
Executive share option plan liability	9,896	8,333

Total postretirement health care and deferred compensation benefits	$86,450	$86,787

(1)	Current portion of accrued postretirement benefit cost of $936,00 and $616,00 as of August 27, 2005 and August 28, 2004, respectively, is included within other accrued expenses.

(2)	Current portion of deferred compensation liability of $2,007,000 and $1,959,000 as of August 27, 2005 and August 28, 2004, respectively, is included within accrued compensation.

[GRAPHIC]

Postretirement Health Care Benefits.
The Company provides certain health care and other benefits for retired employees, hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. Retirees are required to pay a monthly premium for medical coverage based on years of service at retirement and then current age. The Company’s postretirement health care plan currently is not funded. The Company uses a September 1 measurement date for this plan. The status of the plan is as follows:

(In thousands)	August 27, 2005	August 28, 2004
Change in benefit obligation:
Accumulated benefit obligation, beginning of year	$30,494	$58,560
Interest cost	1,809	3,787
Actuarial loss	1,078	6,899
Service cost	910	2,536
Net benefits paid	(619)	(874)
Plan amendment	—	(40,414)

Benefit obligation, end of year	$33,672	$30,494

Funded status
Accumulated benefit obligation in excess of plan assets	$33,672	$30,494
Unrecognized cost:
Net actuarial loss	(24,325)	(24,517)
Prior service cost	43,143	47,391

Accrued postretirement health care benefit cost	$52,490	$53,368

Effective September 2004, the Company amended its postretirement health care benefit by establishing a maximum employer contribution amount which resulted in a $40,414,000 reduction of the accumulated postretirement benefit obligation. This amendment significantly reduced the net postretirement health care expense in Fiscal 2005.

The discount rate used in determining the accumulated postretirement benefit obligation was 5.5 percent at August 27, 2005 and 6.0 percent at August 28, 2004. The average assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations as of August 27, 2005 was 8.5 percent, decreasing each successive year until it reaches 4.5 percent in 2014 after which it remains constant.

Net periodic postretirement benefit (income) expense for the past three fiscal years consisted of the following components:

(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Interest cost	$1,809	$3,787	$3,017
Service cost	910	2,536	1,973
Net amortization and deferral	(2,978)	71	(399)

Net periodic postretirement benefit (income) expense	$(259)	$6,394	$4,591

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In thousands)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$15	$(19)
Effect on postretirement benefit obligation	$254	$(316)

[GRAPHIC]

Expected future benefit payments for postretirement health care for the next ten years are as follows:

(In thousands)
Year Ended	Amount
2006	$936
2007	1,032
2008	1,160
2009	1,285
2010	1,424
2011 – 2015	9,563

$15,400

The expected benefits have been estimated based on the same assumptions used to measure the Company’s benefit obligation as of August 27, 2005 and include benefits attached to estimated future employee’s services.

Deferred Compensation Benefits.
The Company has a nonqualified deferred compensation program which permitted key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals since January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at the later of age 55 and five years of service since the deferral was made. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years of service from first deferral or 20 years of service. Deferred compensation expense was $1,467,000, $7,669,000 and $1,629,000 in Fiscal 2005, 2004 and 2003, respectively. (See Note 7.) Total deferred compensation liabilities were $25,000,000 and $25,702,000 at August 27, 2005 and August 28, 2004, respectively.

To assist in funding the deferred compensation liability, the Company has invested in corporate owned life insurance policies. The cash surrender value of these policies (net of borrowings of $19,403,000 and $17,866,000 at August 27, 2005 and August 28, 2004, respectively) are presented as assets of the Company in the accompanying consolidated balance sheets.

In addition, the Company has a nonqualified share option program which permits participants in the Executive Share Option Plan (the “Executive Plan”) to choose to exchange a portion of their salary or other eligible compensation for options on selected mutual funds. Total Executive Plan assets are presented as other assets and total Executive Plan liabilities as postretirement health care and deferred compensation benefits of the Company in the accompanying consolidated balance sheets. Such assets on August 27, 2005 and August 28 2004 were $12,628,000 and $11,116,000, respectively, and the liabilities were $9,896,000 and $8,333,000, respectively.

Profit Sharing Plan.
The Company has a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides for cash contributions by the Company in such amounts as the Board of Directors may determine. Contributions to the plan in cash for Fiscal 2005, 2004 and 2003 were $3,358,000, $3,189,000 and $2,809,000, respectively.

Note 7:   Contingent Liabilities and Commitments

Repurchase Commitments.
Generally, companies in the RV industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. Most dealers’ motor homes are financed on a “floorplan” basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the motor homes purchased.

The Company’s repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, the Company will repurchase the financed merchandise. The agreements provide that the Company’s liability will not exceed 100 percent of the dealer invoice and provide for periodic liability reductions based on the time since the date of the original invoice. These repurchase obligations expire upon the earlier to occur of (i) the dealer’s sale of the financed unit or (ii) one year from the date of the original invoice. The Company’s contingent obligations under these repurchase agreements are reduced by the proceeds received upon the resale of any repurchased unit. The Company’s contingent liability on these repurchase agreements was approximately $345,215,000 and $353,624,000 at August 27, 2005 and August 28, 2004, respectively. The Company’s losses under repurchase agreements were approximately $33,000, $0 and $129,000 during Fiscal 2005, 2004 and 2003, respectively, and charged against the reserve the Company carries on its balance sheet. The reserve for repurchases at August 27, 2005 and August 28, 2004 was approximately $225,000 and $289,000, respectively.

[GRAPHIC]

The Company also entered into a repurchase agreement on February 1, 2002 with a banking institution which called for a liability reduction of two percent of the original invoice every month for 24 months, at which time the repurchase obligation terminates. The Company’s contingent liability under this agreement was approximately $0 and $1,772,000 at August 27, 2005 and August 28, 2004, respectively. The Company did not incur any losses under this repurchase agreement during Fiscal 2005, 2004, and 2003. The initial agreement covered a two-year period with the option, subject to annual renewal, at the discretion of the parties. The agreement was renewed as of February 1, 2004. However, during the first quarter of Fiscal 2005, the dealer involved transferred its financing to a different institution, thus eliminating the Company’s liability under this agreement.

The Company records an estimated expense and loss reserve in each accounting period based upon its extensive history and experience under repurchase agreements with the lenders to the Company’s dealers. As of August 27, 2005, historical data shows that less than 1.0 percent of the outstanding repurchase liability is potentially repurchased and the estimated loss reserve of approximately 8.0 percent of such repurchase is established on loss history of the repurchased products. Upon resale of the repurchased units, the Company does not record the transaction as revenue. The difference between the repurchase price and the net proceeds received from reselling the units is charged against the Company’s reserve for losses on repurchases.

Guarantees For Suppliers.
During the second quarter of Fiscal 2002, the Company entered into a five-year services agreement (the “Agreement”) with an unaffiliated third-party paint Supplier (the “Supplier”) and the Forest City Economic Development, Inc., an Iowa nonprofit corporation (the “FCED”), requiring the Supplier to provide RV paint services to the Company. Three of the Company’s officers have board seats on the 20-member FCED board. The FCED constructed and debt financed a paint facility on its land adjoining the Company’s Forest City manufacturing plant for the Supplier and the Supplier leases the land and facility from the FCED under a lease that expires in August 2012. In the event of termination of the Agreement by any of the parties involved before September 1, 2007, the rights and obligations of the Supplier under the lease would be transferred to the Company. As of August 27, 2005, the Supplier is current with its lease payment obligations to the FCED with approximately $3,434,000 remaining to be paid through August 2012. Under the terms of the Agreement in the event of a default by the Supplier, the Company would be obligated to purchase from the Supplier approximately $1,232,000 of equipment installed in the paint facility at net book value of $605,000 and is obligated to assume payment obligations for approximately $45,000 in capital equipment leases ($15,000 remaining to be paid at August 27, 2005). In the second quarter of Fiscal 2002, the Company guaranteed $700,000 of the FCED’s $2,200,000 bank debt for the construction of the paint facility leased by the Supplier. The Company also pledged a $500,000 certificate of deposit to the bank to collateralize a portion of its $700,000 guarantee.

During the first quarter of Fiscal 2004, the debt obligations for the FCED’s paint facility were renegotiated from $2,200,000 to $2,925,000 and as part of this transaction, the Company executed a new guarantee whereby the amount of the guarantee was reduced from $700,000 to $500,000 with the Company continuing to agree to pledge a $500,000 certificate of deposit to the bank. The term of the guarantee coincides with the payment of the first $500,000 of lease obligations of the Supplier scheduled to be paid by February of 2006. As a result of the new guarantee, the Company recorded a $500,000 liability in the first quarter of Fiscal 2004 which will be amortized as the FCED makes its monthly debt payments funded by monthly lease payments from the Supplier. The balance of the guarantee as of August 27, 2005 was approximately $79,000.

During the second quarter of Fiscal 2004, the Company entered into a five-year limited guarantee agreement (“Guarantee Agreement”) with a leasing corporation (“Landlord”) and previously discussed Supplier. The Landlord constructed a paint facility through debt financing on land adjoining the Company’s Charles City manufacturing plant for the Supplier. The Landlord and the Supplier have signed a ten-year lease agreement which commenced on August 1, 2004. The Guarantee Agreement states that the Company will guarantee the first 60 monthly lease payments (totaling approximately $1,559,000 of which $1,143,000 was remaining as of August 27, 2005). In the event of rental default before August 2009 and the Supplier’s failure to correct the default, the Landlord shall give the Company (Guarantor) written notice of its intent to terminate said lease. At the time of this notification, the Company will have various options that it must exercise in a timely manner. One is to exercise an option to purchase the real estate with improvements from the Landlord. The price the Company would pay would be the outstanding loan owed by the Landlord to construct the paint facility, which

[GRAPHIC]

was approximately $2,124,000 as of August 27, 2005. As of August 27, 2005, the Supplier is current with its lease payment obligations to the Landlord. In August 2004, approximately $315,000 was recorded by the Company as the estimated fair value for the guarantee. As of August 27, 2005, the balance of the guarantee was approximately $244,000.

Self-Insured Product Liability.
The Company self-insures for a portion of product liability claims. Self-insurance retention liability varies annually based on market conditions and for the past five fiscal years was at $2,500,000 per occurrence and $6,000,000 in aggregate per policy year. In the event that the annual aggregate of the self-insured retention is exhausted by payment of claims and defense expenses, a deductible of $250,000, excluding defense expenses, is applicable to each and every claim covered under this policy. Included in self-insurance on the Company’s balance sheet along with product liability is workman’s compensation reserves and employee medical claim reserves.

Litigation.
The Company is a defendant in a class action lawsuit entitled Jody Bartleson, et al vs. Winnebago Industries, Inc., et al which was filed on January 28, 2002. In the complaint, Ms. Bartleson, on her own behalf and as a representative of “others similarly situated,” alleges that such plaintiffs were wrongfully classified by the Company as exempt employees when in fact they were non-exempt employees entitled to recover overtime compensation for work performed during the preceding three years. This suit was brought under the Federal Fair Labor Standards Act as an “opt in” class action, 21 people have joined the suit to date as plaintiffs. The plaintiffs then amended their Complaint adding a claim under the Iowa Wage Payment Collection Act in order to change the nature of the case from an “opt in” class action where individual plaintiffs must take an affirmative act to join the lawsuit to an “opt out” class action where all persons who had been exempt salaried employees over the three-year period preceding the filing of the lawsuit are included as plaintiffs unless they individually seek to “opt out” of the lawsuit. In a ruling by Chief Judge Mark W. Bennett, this amendment was disallowed and the lawsuit therefore remained an “opt in” class action with 21 participants. The Company believes that it has meritorious defenses to the plaintiffs’ claims. Trial of this case is currently scheduled to commence on March 6, 2006. As of August 27, 2005 the Company has accrued estimated possible settlement costs and legal fees for the defense of this case.

During Fiscal 2004, the Company settled all claims in a lawsuit titled Sanft, et al vs. Winnebago Industries, Inc., et al involving 21 participants in the Winnebago Industries, Inc. Deferred Compensation Plan and the Winnebago Industries, Inc. Deferred Incentive Formula Bonus Plan (the “Plans”). The Plaintiffs were seeking to negate certain amendments made to the Plans in 1994 which reduced the benefits which some participants would receive under the Plans. The settlement resulted in a partial reinstatement of the alleged lost benefits and had a present value cost to the Company of approximately $5,300,000 accrued in Fiscal 2004. Additionally, the Company has voluntarily decided to provide the same benefits to an additional 22 nonplaintiff participants in the Plans which resulted in an additional present value cost to the Company of approximately $2,040,000 accrued in Fiscal 2004. The total pre-tax charge, which was recorded in the third quarter of Fiscal 2004 was $7,340,000, which on an after tax basis equated to approximately $4,590,000, or 13 cents per diluted share. The Company paid out approximately $1,689,000 during the fourth fiscal quarter of 2004 with the balance of the settlement to be paid out in monthly increments over an extended period of time. (See Note 6.)

The Company is also involved in various other legal proceedings which are ordinary routine litigation incident to its business, some of which are covered in whole or in part by insurance. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to this litigation, management is of the opinion that while the final resolution of any such litigation may have an impact on the Company’s consolidated results for a particular reporting period, the ultimate disposition of such litigation will not have any material adverse effect on the Company’s financial position, results of operations or liquidity.

Lease Commitments.
The Company leases certain facilities and equipment under operating leases. Lease expense was $573,000 for 2005, $609,000 for 2004 and $556,000 for 2003. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of August 27, 2005 are as follows (in thousands):

2006	$185
2007	93
2008	26
2009	16
2010	16
Thereafter	6

Total	$342

[GRAPHIC]

Note 8:   Income Taxes
The components of the provision for income taxes are as follows:

	Year Ended
(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Current
Federal	$30,092	$46,688	$29,516
State	2,300	2,521	1,515

	32,392	49,209	31,031
Deferred	3,425	(7,616)	(1,070)

Total provision	$35,817	$41,593	$29,961

The following is a reconciliation of the U.S. statutory tax rate to the effective income tax rates (benefit) provided:

	Year Ended
(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.6	1.8	1.4
Nondeductible losses	—	1.1	2.6
Other	(0.6)	(0.1)	0.1
Increase in cash value of life insurance	(0.3)	(0.5)	(0.4)
Foreign sales corporation/ extraterritorial income	(0.2)	(0.2)	(0.2)
Death benefits	—	—	(0.4)

Total	35.5%	37.1%	38.1%

Significant items comprising the Company’s net deferred tax assets are as follows:

	August 27, 2005			August 28, 2004
(In thousands)	Assets	Liabilities	Total	Total
Current
Warranty reserves	$4,264	$—	$4,264	$4,675
Carry forward tax credits	1,945	—	1,945	2,289
Accrued vacation	1,859	—	1,859	1,876
Self-insurance reserve	1,702	—	1,702	2,269
LIFO variance capitalization	—	(1,549)	(1,549)	—
Miscellaneous reserves	1,734	(345)	1,389	1,756

Subtotal	11,504	(1,894)	9,610	12,865

Noncurrent
Postretirement health care benefits	18,372	—	18,372	18,670
Deferred compensation	13,357	—	13,357	13,657
Depreciation	—	(6,732)	(6,732)	(7,161)

Subtotal	31,729	(6,732)	24,997	25,166

Total	$43,233	$(8,626)	$34,607	$38,031

Note 9:   Financial Income and Expense
The following is a reconciliation of financial income (expense):

	Year Ended
(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Interest income from investments and receivables	$1,542	$945	$966
Dividend income	1,118	579	502
Loss on foreign currency transactions	(25)	(8)	(69)
Interest expense	—	(80)	—

Total financial income	$2,635	$1,436	$1,399

[GRAPHIC]

Note 10:   Stock Based Compensation Plans
The Company’s 1992 stock option plan for outside directors provided that each director who was not a current or former full-time employee of the Company received an option to purchase 10,000 shares of the Company’s common stock at a price equal to 100 percent of the fair market value, determined by the mean of the high and low prices on the date of grant. The Board of Directors terminated this plan on December 17, 1997 as to future grants. There were options for 10,000 shares outstanding at August 27, 2005. Future grants of options to outside directors are made under the Company’s 2004 incentive compensation plan described below.

The Winnebago Industries, Inc. 2004 Incentive Compensation Plan (the “Plan”) authorized the Human Resources Committee of the Board of Directors of the Company to grant stock options, stock appreciation rights, stock awards, cash rewards and performance awards to employees. The Plan also allows the Company to provide equity compensation to its nonemployee directors. The Plan was approved by the Company’s shareholders on January 13, 2004. No more than 4,000,000 shares of common stock may be issued under the Plan, and no more than 2,000,000 of those shares may be used for awards other than stock options or stock appreciation rights. Shares subject to awards that are forfeited, terminated, expire unexercised, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise lapse again become available for awards. The grant price of an option under the Plan may not be less than the fair market value of the common stock subject to such option. The term of any options granted under the Plan may not exceed 10 years from the date of the grant.

The Plan replaced the 1997 Stock Option Plan. No new grants will be made from the 1997 Stock Option Plan on or after January 1, 2004. Any stock options previously granted under the 1997 Stock Option Plan shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

A summary of stock option activity for Fiscal 2005, 2004 and 2003 is as follows:

	2005			2004			2003
(Adjusted for 2-for-1 stock split on March 5, 2004)	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh	Shares	Price per Share	Wtd. Avg. Exercise Price/Sh
Outstanding at beginning of year	1,235,040	$3 - 35	$17.93	1,296,738	$3 - 20	$11.19	1,349,008	$3 - 20	$7.79
Options granted	402,500	31 - 36	31.84	458,000	26 - 35	27.30	397,600	18 - 19	18.29
Options exercised	(263,452)	5 - 27	16.70	(519,698)	3 - 27	9.36	(420,802)	4 - 11	6.85
Options canceled	—	—	—	—	—	—	(29,068)	6 - 19	13.45

Outstanding at end of year	1,374,088	$3 - 36	$22.24	1,235,040	$3 - 35	$17.93	1,296,738	$3 - 20	$11.19

Exercisable at end of year	696,628	$3 - 36	$17.11	521,400	$3 - 35	$12.53	586,604	$3 - 20	$8.41

The following table summarizes information about stock options outstanding at August 27, 2005:

Range of Exercise Prices	Number Outstanding August 27, 2005	Weighted Remaining Years of Contractual Life	Weighted Average Exercise Price	Number Exercisable at August 27, 2005	Weighted Averages Exercise Price
$3.59 - $7.69	176,940	4	$5.71	176,940	$5.71
9.00 - 10.81	169,648	5	9.92	169,648	9.92
18.25 - 19.74	233,000	7	18.43	125,040	18.58
26.50 - 35.15	794,500	8	29.67	225,000	30.66

	1,374,088	7	$22.24	696,628	$17.11

[GRAPHIC]

Note 11:   Supplemental Cash Flow Disclosure
Cash paid during the year for:

	Year Ended
(In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Income taxes	$31,155	$40,575	$34,109
Interest	—	80	—

Note 12:   Net Revenues By Major Product Class

	Fiscal Year Ended (1)(2)
(In thousands, except percent data)	August 27, 2005	August 28, 2004	August 30, 2003	August 31, 2002	August 25, 2001
Class A & C motor homes	$946,350	$1,070,264	$801,027	$773,125	$624,110
	95.4%	96.1%	94.8%	93.7%	92.9%
Other recreation vehicle revenues (3)	16,401	15,199	17,285	20,486	17,808
	1.7%	1.3%	2.0%	2.5%	2.7%
Other manufactured products revenues (4)	29,224	28,691	26,898	31,658	29,768
	2.9%	2.6%	3.2%	3.8%	4.4%

Total net revenues	$991,975	$1,114,154	$845,210	$825,269	$671,686
	100.0%	100.0%	100.0%	100.0%	100.0%

(1)    Certain prior periods’ information has been reclassified to conform to the current year-end presentation.

(2)    The fiscal year ended August 31, 2002 contained 53 weeks; all other fiscal years contained 52 weeks.

(3)    Primarily recreation vehicle related parts and recreation vehicle service revenue.

(4)    Primarily sales of extruded aluminum and other component products for other manufacturers and commercial vehicles.

Note 13:   Income Per Share
The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

	Year Ended
(In thousands, except per share data) (Adjusted for the 2-for-1 stock split on March 5, 2004)	August 27, 2005	August 28, 2004	August 30, 2003
Income per share – basic
Income from continuing operations	$65,073	$70,641	$48,732
Income from discontinued operations (net of taxes)	—	—	1,152

Net income	$65,073	$70,641	$49,884

Weighted average shares outstanding	33,382	34,214	36,974

Net income per share – basic	$1.95	$2.06	$1.35

Income per share – assuming dilution
Income from continuing operations	$65,073	$70,641	$48,732
Income from discontinued operations (net of taxes)	—	—	1,152

Net income	$65,073	$70,641	$49,884

Weighted average shares outstanding	33,382	34,214	36,974
Dilutive impact of options outstanding	430	575	662

Weighted average shares and potential
dilutive shares outstanding	33,812	34,789	37,636

Net income per share – assuming dilution	$1.92	$2.03	$1.33

Note 14:   Preferred Stock and Shareholders Rights Plan
The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution. In connection with the Shareholders Rights Plan (Rights Plan) discussed below, the Board

[GRAPHIC]

of Directors has reserved, but not issued, 300,000 shares of preferred stock.

In May 2000, the Company adopted a Rights Plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after May 26, 2000. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15 percent or more of the Company’s common stock, except as described below. Certain members of the Hanson family (including trusts and estates established by such Hanson family members and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15 percent or more of the Company’s outstanding common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder, (other than the individual or group acquiring or announcing a tender offer for 15 percent or more of the Company’s common stock) except as described below, to buy 1/200 of a share of a new series of preferred stock at an exercise price of $33.625. The preferred shares will be entitled to 100 times the per share dividend payable on the Company’s common stock and to 100 votes on all matters submitted to a vote of the shareowners. Once an individual or group acquires 15 percent or more of the Company’s common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase the number of common shares having a market value of twice the exercise price of the right. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each right will then entitle the holder to purchase a number of the acquiring company’s common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15 percent, except as described below, of the Company’s common stock and before they acquire 50 percent, the Company’s Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock per right. Before an individual or group acquires 15 percent of the Company’s common stock, the rights are redeemable for $0.01 per right at the option of the Company’s Board of Directors. The Company’s Board of Directors is authorized to reduce the 15 percent threshold to no less than 10 percent. Each right will expire on May 3, 2010, unless earlier redeemed by the Company. An Amendment, dated January 13, 2003, was made to the Rights Plan to permit FMR Corp., its affiliates and associates (collectively, “FMR”), to be the beneficial owner of up to 20 percent of the Company’s outstanding stock provided that FMR, in its filings under the Securities Exchange Act of 1934, as amended, does not state any present intention to hold shares of the Company’s common stock with the purpose or effect of changing or influencing control of the Company. An individual or group that becomes the beneficial owner of 15 or 20 percent (in the case of FMR) of the Company’s common stock as a result of an acquisition of the common stock by the Company or the acquisition by such individual or group of new-issued shares directly from the Company, such individual’s or group’s ownership shall not trigger the issuance of rights under the Rights Plan unless such individual or group after such share repurchase or direct issuance by the Company, becomes the beneficial owner of any additional shares of the Company’s common stock.

Note 15:   Interim Financial Information (Unaudited)

(In thousands, except per share data)	Quarter Ended
Fiscal 2005	November 27, 2004	February 26, 2005 (1)	May 28, 2005	August 27, 2005
Net revenues	$266,133	$239,359	$255,022	$231,461
Gross profit	40,064	29,261	35,194	32,459
Operating income	29,953	18,899	26,355	23,048

Net income	$19,544	$12,571	$17,580	$15,378
Net income per share (basic)	$0.58	$0.37	$0.53	$0.47
Net income per share (diluted)	$0.57	$0.37	$0.52	$0.46

(1)    As restated

(In thousands, except per share data)	Quarter Ended
Fiscal 2004	November 29, 2003	February 28, 2004	May 29, 2004	August 28, 2004
Net revenues	$254,933	$266,033	$310,186	$283,002
Gross profit	39,465	35,029	46,019	41,656
Operating income	29,166	24,529	28,076	29,027

Net income	$18,067	$15,880	$17,704	$18,990
Net income per share (basic)	$0.51	$0.47	$0.52	$0.56
Net income per share (diluted)	$0.50	$0.46	$0.51	$0.55

MANAGEMENT’S REPORT
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Winnebago Industries, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting is supported by written policies and procedures that

(1)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(2)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

(3)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

In addition, the Audit Committee of the Board of Directors, consisting solely of independent directors, meets periodically with management, the internal auditors and the independent registered public accounting firm to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of the independent registered public accounting firm.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company’s annual consolidated financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of the Company’s internal control over financial reporting.

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of August 27, 2005.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K, has issued an unqualified attestation report included herein, on management’s assessment of internal control over financial reporting.

Bruce D. Hertzke	Edwin F. Barker
Chairman of the Board and Chief Executive Officer	President and Chief Financial Officer

November 10, 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the accompanying consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the “Company”) as of August 27, 2005 and August 28, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended August 27, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 27, 2005 and August 28, 2004, and the results of their operations and their cash flows for each of the three years in the period ended August 27, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of August 27, 2005, based on the criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 10, 2005, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Minneapolis, Minnesota

November 10, 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Winnebago Industries, Inc.
Forest City, Iowa

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Winnebago Industries, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of August 27, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO framework). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of August 27, 2005, is fairly stated, in all material respects, based on the criteria established in the COSO framework. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 27, 2005, based on the criteria established in the COSO framework.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 27, 2005, of the Company and our report dated November 10, 2005, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Minneapolis, Minnesota

November 10, 2005

11-Year Selected Financial Data (1)

(In thousands, except percent and per share data) (Adjusted for the 2-for-1 stock split on March 5, 2004)	August 27, 2005	August 28, 2004	August 30, 2003	August 31, 2002 (2)
For the Year
Net revenues	$991,975	$1,114,154	$845,210	$825,269
Income before taxes	100,890	112,234	78,693	81,324
Pretax profit % of revenue	10.2%	10.1%	9.3%	9.9%
Provision for income taxes (credits)	35,817	41,593	29,961	28,431
Income tax rate	35.5%	37.1%	38.1%	35.0%
Income from continuing operations	65,073	70,641	48,732	52,893
Gain on sale of Cycle-Sat subsidiary	—	—	—	—
Income (loss) from discontinued operations (4)	—	—	1,152	1,778
Cum. effect of change in accounting principle	—	—	—	—

Net income	$65,073	$70,641	$49,884	$54,671
Income per share
Continuing operations
Basic	$1.95	$2.06	$1.32	$1.33
Diluted	1.92	2.03	1.30	1.30
Discontinued operations
Basic	—	—	0.03	0.04
Diluted	—	—	0.03	0.04
Cum. effect of change in accounting principle
Basic	—	—	—	—
Diluted	—	—	—	—

Net income per share
Basic	$1.95	$2.06	$1.35	$1.37
Diluted	1.92	2.03	1.33	1.34

Weighted average common shares
outstanding (in thousands)
Basic	33,382	34,214	36,974	39,898
Diluted	33,812	34,789	37,636	40,768

Cash dividends paid per share	$0.28	$0.20	$0.10	$0.10
Book value per share	7.15	6.01	5.78	4.81
Return on assets (ROA) (5)	16.1%	18.3%	14.0%	15.9%
Return on equity (ROE) (6)	29.7%	34.4%	25.6%	28.2%
Return on invested capital (ROIC) (7)	30.7%	35.4%	25.5%	29.1%

Unit Sales
Class A	6,674	8,108	6,705	6,725
Class C	3,963	4,408	4,021	4,329

Total Class A & C Motor Homes	10,637	12,516	10,726	11,054
Class B Conversions (EuroVan Campers)	—	—	308	763

At Year End
Total assets	$412,960	$394,556	$377,462	$337,077
Stockholders’ equity	235,887	201,875	210,626	179,815
Market capitalization	1,073,152	1,071,571	898,010	713,500
Working capital	197,469	164,175	164,017	144,303
Long-term debt	—	—	—	—
Current ratio	3.2 to 1	2.6 to 1	2.8 to 1	2.6 to 1
Number of employees	3,610	4,220	3,750	3,685

(1)	Certain prior periods’ information has been reclassified to conform to the current year-end presentation.

(2)	The fiscal years ended August 31, 2002 and August 31, 1996 contained 53 weeks; all other fiscal years contained 52 weeks.

(3)	Includes a noncash after-tax cumulative effect of change in accounting principle of $1.1 million expense or $0.05 per share due to the adoption of SAB No. 101, Revenue Recognition in Financial Statements.

August 25, 2001 (3)	August 26, 2000	August 28, 1999	August 29, 1998	August 30, 1997	August 31, 1996 (2)	August 26, 1995

$671,686	$743,729	$668,658	$527,287	$436,541	$486,139	$461,540
55,754	70,583	62,848	33,765	5,704	19,015	17,920
8.3%	9.5%	9.4%	6.4%	1.3%	3.9%	3.9%
14,258	24,400	21,033	10,786	(35)	5,922	(8,642)
25.6%	34.6%	33.5%	32.0%	(0.6)%	31.1%	(48.2)%
41,496	46,183	41,815	22,979	5,739	13,093	26,562
—	—	—	—	16,472	—	—
2,258	2,216	2,445	1,405	837	(708)	1,194
(1,050)	—	—	—	—	—	—

$42,704	$48,399	$44,260	$24,384	$23,048	$12,385	$27,756

$1.00	$1.07	$0.94	$0.48	$0.11	$0.26	$0.53
0.99	1.05	0.93	0.47	0.11	0.26	0.52

0.05	0.05	0.06	0.03	0.34	(0.02)	0.02
0.05	0.05	0.05	0.03	0.34	(0.02)	0.03

(0.02)	—	—	—	—	—	—
(0.02)	—	—	—	—	—	—

$1.03	$1.12	$1.00	$0.51	$0.45	$0.24	$0.55
1.02	1.10	0.98	0.50	0.45	0.24	0.55

41,470	43,360	44,418	48,212	50,870	50,698	50,572
42,080	44,022	45,074	48,628	51,100	51,048	50,924

$0.10	$0.10	$0.10	$0.10	$0.10	$0.15	$0.15
5.00	4.11	3.35	2.55	2.43	2.08	1.98
12.9%	16.3%	17.1%	11.0%	10.6%	5.7%	14.1%
22.3%	29.8%	33.3%	20.3%	20.1%	12.0%	30.8%
24.1%	28.2%	32.7%	19.2%	15.7%	8.2%	20.1%

5,666	6,819	6,054	5,381	4,834	5,893	5,993
3,410	3,697	4,222	3,390	2,724	2,857	2,853

9,076	10,516	10,276	8,771	7,558	8,750	8,846
703	854	600	978	1,205	857	1,014

$351,922	$308,686	$285,889	$230,612	$213,475	$220,596	$211,630
207,464	174,909	149,384	116,523	123,882	105,311	100,448
581,779	272,733	538,322	254,137	213,472	206,373	212,358
173,677	142,687	123,245	92,356	99,618	61,907	69,392
—	—	—	—	—	1,692	3,810
3.2 to 1	3.0 to 1	2.5 to 1	2.5 to 1	3.4 to 1	2.0 to 1	2.4 to 1
3,325	3,300	3,400	3,010	2,830	3,150	3,010

(4)	Includes discontinued operations of Winnebago Acceptance Corporation for all years presented and discontinued operations of Cycle-Sat, Inc. for fiscal years ended August 26, 1995 and August 31, 1996.

(5)	ROA – Current period net income divided by average total asset balance using current ending period and previous ending period.

(6)	ROE – Current period net income divided by average equity balance using current ending period and previous ending period.

(7)	ROIC – Current period net income divided by average invested capital using current ending period — total assets minus cash and noninterest liabilities and previous ending period – total assets minus cash and noninterest liabilities.

Shareholder Information

Publications
A notice of Annual Meeting of Shareholders and Proxy Statement is furnished to shareholders in advance of the annual meeting.

Copies of the Company’s quarterly financial earnings releases, the annual report on Form 10-K (without exhibits), the quarterly reports on Form 10-Q (without exhibits) and current reports on Form 8-K (without exhibits) as filed by the Company with the Securities and Exchange Commission, may be obtained without charge from the corporate offices as follows:

Sheila Davis, PR/IR Manager
Winnebago Industries, Inc.
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436-0152
Telephone: (641) 585-3535
Fax: (641) 585-6966
E-Mail: ir@winnebagoind.com

All news releases issued by the Company, reports filed by the Company with the Securities and Exchange Commission (including exhibits) and information on the Company’s Corporate Governance Policies and Procedures may also be viewed at the Winnebago Industries’ website: http://winnebagoind.com/html/company/investorRelations.html. Information contained on Winnebago Industries’ website is not incorporated into this Annual Report or other securities filings.

Annual Meeting
The Annual Meeting of Shareholders is scheduled to be held on Tuesday, January 10, 2006, at 7:30 p.m. (CST) in Friendship Hall, Highway 69 South, Forest City, Iowa.

Shareholder Account Assistance
Transfer Agent to contact for address changes, account certificates and stock holdings:

Wells Fargo Bank N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854 or
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716 or
(651) 450-4064
Inquirees: www.wellsfargo.com/shareownerservices

Auditor
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Purchase of Common Stock
Winnebago Industries stock may be purchased from ShareBuilder Corporation through the Company’s website at http://winnebagoind.com/html/company/investorRelations.html. Winnebago Industries is not affiliated with ShareBuilder and has no involvement in the relationship between ShareBuilder and any of its customers.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications.   We submitted the annual Chief Executive Officer Certification to the New York Stock Exchange (NYSE) as required under the Corporate Governance Rules of the NYSE. We also filed as exhibits to our 2005 Annual Report on Form 10-K the Chief Executive Officer and Chief Financial Officer Certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Common Stock Data
(Adjusted for 2-for-1 Stock Split on March 5, 2004)
The Company’s common stock is listed on the New York, Chicago and Pacific Stock Exchanges.
Ticker symbol: WGO
Shareholders of record as of November 1, 2005: 4,052
Below are the New York Stock Exchange high, low and closing prices of Winnebago Industries, Inc. stock for each quarter of Fiscal 2005 and Fiscal 2004.

Fiscal 2005	High	Low	Close	Fiscal 2004	High	Low	Close
First Quarter	$39.25	$29.74	$38.25	First Quarter	$29.63	$22.08	$27.64
Second Quarter	40.64	33.64	34.90	Second Quarter	37.88	27.64	33.40
Third Quarter	37.14	28.32	32.88	Third Quarter	34.95	25.10	28.40
Fourth Quarter	39.71	32.03	32.53	Fourth Quarter	38.37	28.09	31.91

Cash Dividends Paid Per Share

Fiscal 2005		Fiscal 2004
Amount	Date Paid	Amount	Date Paid
$0.07	October 4, 2004	$0.05	October 6, 2003
0.07	January 5, 2005	0.05	January 5, 2004
0.07	April 4, 2005	0.05	April 15, 2004
0.07	July 6, 2005	0.05	July 6, 2004

$0.28	Total	$0.20	Total

Directors and Officers

Directors

Bruce D. Hertzke (54)
Chairman of the Board and Chief Executive Officer
Winnebago Industries, Inc.

Irvin E. Aal (66) 1, 2, 5*
Former General Manager
Case Tyler Business Unit of CNH Global

Jerry N. Currie (60) 1, 2, 3*
President and Chief Executive Officer
CURRIES Company and GRAHAM Manufacturing

Joseph W. England (65) 1*, 3, 4
Former Senior Vice President
Deere and Company

Lawrence A. Erickson (56) 4, 5
Former Senior Vice President & Chief Financial Officer
Rockwell Collins, Inc.

John V. Hanson (63) 4*
Former Deputy Chairman of the Board
Winnebago Industries, Inc.

John E. Herlitz (62) 4, 5
Former Senior Vice President
DaimlerChrysler AG

Gerald C. Kitch (67) **, 2*, 3, 5
Former Executive Vice President
Pentair, Inc.

Board Committee/Members
1)   Audit
2)   Human Resources
3)   Nominating and Governance
4)   Product Development
5)   Sales and Marketing
*   Committee Chairman
** Lead Independent Board Member

Officers

[PHOTOS]

Bruce D. Hertzke (54)
Chairman of the Board and Chief Executive Officer

Edwin F. Barker (58)
President and Chief Financial Officer

Raymond M. Beebe (63)
Vice President, General Counsel and Secretary

Robert L. Gossett (54)
Vice President, Administration

Brian J. Hrubes (54)
Controller

Roger W. Martin (45)
Vice President, Sales and Marketing

William J. O’Leary (56)
Vice President, Product Development

Robert J. Olson (54)
Vice President, Manufacturing

Joseph L. Soczek, Jr. (62)
Treasurer